Form 20-F
period 2019-12-31
Tiziana Life Sciences plc
filed 2020-06-17
CIK 1723069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Copies to:

Ed Lukins

Orrick, Herrington & Sutcliffe (UK) LLP

107 Cheapside

London EC2V 6DN

United Kingdom

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 5 ordinary shares, having a nominal value of £0.03 each Ordinary share, nominal value of £0.03 each*	NASDAQ Global Market

(*) Not for trading, but only in connection with the listing of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019: 136,654,516 ordinary shares.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
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

☐  Yes   ☒  No

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

Statement Regarding COVID-19-Related Filing Delay

Tiziana Life Sciences plc has relied on the U.S. Securities and Exchange Commission’s March 25, 2020, Order [Rel. No. No. 34-88465] to postpone filing this Annual Report on form 20-F. The reasons for our postponement are set out fully in our April 1, 2020, Form 6-K, which is incorporated here by reference. In particular, COVID-19 has caused severe disruptions in travel and transportation and limited access to our facilities resulting in limited support from our staff.

Presentation of Financial Information

This annual report includes our audited consolidated financial statements as of and for the years ended December 31, 2019 and 2018, which are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Our financial information is presented in United States dollars. For the convenience of the reader, in this prospectus, unless otherwise indicated, translations from Pounds Sterling into U.S. dollars were made at the rate of £1.00 to $1.2320, which was the noon buying rate of the Federal Reserve Bank of New York on May 29, 2020. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Pounds Sterling at the dates indicated.

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

CAUTIONARY STATEMEMT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this Annual Report, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this registration statement are based upon information available to us as of the date of this registration statement and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	the development of Foralumab, anti-IL6R monoclonal antibody (TZLS-501), Milciclib, StemPrintER and any of our other product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

●	our ability to obtain and maintain regulatory approval of our product candidates, including Foralumab, anti-IL6R monoclonal antibody (TZLS-501), Milciclib, StemPrintER, in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;

●	our plans to research, develop, manufacture and commercialize our product candidates;

●	the timing of our regulatory filings for our product candidates;

●	the size and growth potential of the markets for our product candidates;

●	our ability to raise additional capital;

●	our commercialization, marketing and manufacturing capabilities and strategy;

●	our expectations regarding our ability to obtain and maintain intellectual property protection;

●	our ability to attract and retain qualified employees and key personnel;

●	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

●	our estimates regarding future revenue, expenses and needs for additional financing; and

●	regulatory developments in the United States, European Union and foreign countries.

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

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A. Selected Financial Data

The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been derived from our consolidated financial statements, as presented at the end of this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statement data as of December 31, 2016 and 2015 and for the years ended December 31, 20165 and 2015 have been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by the IASB.

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

As of December 31, 2019, and 2018, the representative exchange rate was £1.00 = $1.31870 and £1.00 = $ 1.2737, respectively.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements included at the end of this Annual Report and the related notes and Item 5, “Operating and Financial Review and Prospects” below.

Consolidated Statement of Operations and Comprehensive Loss Data:

	Years Ended December 31,
	2019	2018 (restated)	2017 (restated)	2016	2015
	(in thousands except share and per share data)
Operating expenses:
Research and development	$(3,714)	$(5,510)	$(6,015)	$(4,007)	$(9,609)
General and administrative	(6,207)	(4,357)	(4,478)	(5,872)	(3,557)
Total operating expenses	(9,921)	(9,867)	(10,493)	(9,879)	(13,166)
Loss from operations	(9,921)	(9,867)	(10,493)	(9,879)	(13,166)
Other income (expense), net	(91)	(12)	(12)	(12)	(28)
Tax provision	689	1,945	1,912	121	-
Net loss attributable to ordinary shareholders	(9,323)	(7,934)	(8,593)	(9,770)	(13,193)
Other comprehensive loss:
Foreign currency translation adjustment	(27)	(21)	61	650	(3,063)
Total comprehensive loss	(9,350)	(7,955)	(8,532)	(9,120)	(10,130)

Basic and diluted net loss per ordinary share	(0.07)	(0.06)	(0.09)	(0.11)	(0.15)

Consolidated Balance Sheet Data:

	As of December 31,
	2019	2018 (restated)	2017	2016	2015
	(in thousands except share and per share data)
Cash and cash equivalents	$200	$5,304	$64	$5,802	$13,128
Working capital	(5,846)	513	(2,302)	4,054	12,540
Total assets	2378	6,920	2,471	6,231	13,640
Total shareholders’ equity/(deficit)	(5,514)	519	(2,278)	4,088	12,540

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

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and utility of the product candidates. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all, as a failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching a consensus with the U.S. Food and Drug Administration, or FDA, European Medicines Agency, or EMA, or other regulatory authorities on trial design;

●	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;

●	delays in execution of development due to financial instability of our CROs, CMOs and CDMOs

●	delays in opening clinical trial sites or obtaining required institutional review board or independent ethics committee approval at each clinical trial site;

●	delays in recruiting suitable patients to participate in our future clinical trials;

●	imposition of a clinical hold by regulatory authorities as a result of a serious adverse event or after an inspection of our clinical trial operations or clinical trial sites;

●	failure by us, any CROs we engage or any other third parties to adhere to clinical trial requirements;

●	failure to perform in accordance with good clinical practice, or GCP, or applicable regulatory guidelines in Europe and other international markets;

●	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical trial sites, including delays by third parties with whom we have contracted to perform certain of those functions;

●	delays in having patients complete participation in a clinical trial or return for post-treatment follow-up;

●	clinical trial sites or patients dropping out of a clinical trial;

●	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

●	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

●	occurrence of serious adverse events in clinical trials of the same class of agents conducted by other sponsors; and

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

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

Mazars LLP, our independent registered public accounting firm for the fiscal year ended December 31, 2019, has included an explanatory paragraph in their opinion that accompanies our audited consolidated financial statements as of and for the year ended December 31, 2019, indicating that our current liquidity position raises substantial doubt about our ability to continue as a going concern. If we are unable to improve our liquidity position, we may not be able to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might result if we are unable to continue as a going concern and, therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.

We have incurred net losses in every year since our inception. We anticipate that we will continue to incur losses for the foreseeable future and may never achieve or maintain profitability.

We are a clinical stage biotechnology company with a limited operating history. Since our inception in May 2013, we have incurred significant net losses. Our net losses were $9.3 million, $8.0 million and $8.6 million for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, we had an accumulated loss of $60.0 million. We have devoted substantially all of our efforts to research and development of our product candidates, including clinical development of our lead product candidates, Foralumab and Milciclib, as well as to building out our management team and infrastructure. We expect that it could be several years, if ever, before we have a commercialized product candidate. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

●	continue research and development of Foralumab, including the initiation of our orally administered Phase 2 trials in patients with Crohn’s disease and progressive multiple sclerosis (MS);

●	initiate a Phase 2b trial for Milciclib in combination with a tyrosine kinase inhibitor (sorafenib or regorafenib) in HCC patients;

●	accelerate development and cGMP manufacturing of anti-IL6R mAb for treatment of COVID -19 and multiple myeloma and initiate clinical trials and preclinical studies for any additional product candidates that we may pursue in the future;

●	manufacture our product candidates in accordance with current good manufacturing practices, or cGMP, for clinical trials or potential commercial sales;

●	Advance development, validation and commercialization of StemPrintER;

●	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;

●	develop, maintain, expand and protect our intellectual property portfolio;

●	identify, assess, and acquire or in-license other product candidates and technologies;

●	secure, maintain or obtain freedom to operate for any in-licensed technologies and products;

●	address any competing technological and market developments; and

●	expand our operations in the United States and Europe.

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

We are heavily reliant upon licenses and sublicenses from Nerviano, Lonza and Novimmune to certain patent rights and proprietary technology that are important or necessary to the development of our technology and product candidates, including the patents and know-how relating to manufacture. These and other licenses may not provide exclusive rights to use such intellectual property and technology or may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and product candidates in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products, including in territories covered by our licenses.

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

The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner.

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

Our existing license agreements impose, and we expect that future license agreements will impose, various due diligence, development and commercialization timelines, insurance, milestone payments, royalties, and other obligations on us. See the description in the section titled “Business-Collaboration and License Agreements” herein. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy, or, in some cases, under other circumstances, the licensor may have the right to terminate the license, in which event we would not be able to market product candidates covered by the license. In addition, certain of these license agreements are not assignable by us without the consent of the respective licensor, which may have an adverse effect on our ability to engage in certain transactions.

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

Even if we acquire patent protection that we expect should enable us to maintain some competitive advantage, third parties, including competitors, may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. In litigation, a competitor could claim that our patents, if issued, are not valid for several reasons. If a court agrees, we would lose our rights to those challenged patents.

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

At December 31, 2019, we had 4 full-time employees, who  were engaged in R&D activities. If we are successful in executing our business strategy, we will need to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our R&D activities and, in the longer term, build a commercial infrastructure to support commercialization of any of our product candidates that are approved for sale. Future growth would impose significant added responsibilities on members of management and, to a potentially significant extent, divert our management and business development resources away from their current uses. It is likely that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and any future product candidates requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas, to attract and retain sufficient numbers of talented employees and to expand the group of contractors we use.

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

Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the EU on January 31, 2020 and entered into a transition period during which it will continue its ongoing and complex negotiations with the EU relating to the future trading relationship between the parties. Significant political and economic uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal, as well as about the possibility that a so-called “no deal” separation will occur if negotiations are not completed by the end of the transition period. These developments have created significant uncertainty about the future relationship between the United Kingdom and the EU. Lack of clarity about future U.K. laws and regulations as the United Kingdom determines which EU-derived laws and regulations to replace or replicate as part of a withdrawal, including financial laws and regulations, tax and free trade agreements, intellectual property rights, supply chain logistics, environmental, health and safety laws and regulations, immigration laws and employment laws, could further decrease foreign direct investment in the United Kingdom, increase costs, depress economic activity and restrict our access to capital. These developments, or the perception that any of them could occur, have had and may continue to have a significant adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Any of these factors could have a significant adverse effect on our business, financial condition, results of operations and prospects.

Further, the United Kingdom’s withdrawal from the EU has resulted in the relocation of the EMA from the United Kingdom to the Netherlands. This relocation has caused, and may continue to cause, disruption in the administrative and medical scientific links between the EMA and the U.K. Medicines and Healthcare products Regulatory Agency, including delays in granting clinical trial authorization or marketing authorization, disruption of importation and export of active substance and other components of new drug formulations, and disruption of the supply chain for clinical trial product and final authorized formulations. The cumulative effects of the disruption to the regulatory framework may add considerably to the development lead time to marketing authorization and commercialization of products in the EU and/or the United Kingdom.

A pandemic, epidemic or outbreak of an infectious disease, such as COVID-19, may materially and adversely affect our business and operations.

The recent outbreak of COVID-19 originated in Wuhan, China, in December 2019 and has since spread to multiple countries, including the United States and several European countries. On March 11, 2020, the World Health Organization declared the outbreak a pandemic. The COVID-19 pandemic is affecting the United States and global economies and may affect our operations and those of third parties on which we rely, including by causing disruptions in the supply of our product candidates and the conduct of future clinical trials. Disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing preclinical studies and clinical trials, as applicable.

In addition, the COVID-19 pandemic may affect the operations of the FDA and other health authorities, which could result in delays of reviews and approvals, including with respect to our product candidates. Additionally, while the potential economic impact brought by, and the duration of the COVID-19 pandemic is difficult to assess or predict, the impact of the COVID-19 pandemic on the global financial markets may reduce our ability to access capital, which could negatively impact our short-term and long-term liquidity. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, financing or clinical trial activities or on healthcare systems or the global economy as a whole. However, these effects could have a material impact on our liquidity, capital resources, operations and business and those of the third parties on which we rely.

We may re-incorporate in another jurisdiction, and the laws of such jurisdiction will likely govern all of our material agreements and we may not be able to enforce our legal rights.

We may relocate the home jurisdiction of our business from the United Kingdom to another jurisdiction. We have announced that we have appointed advisers in relation to an intended redomicile of the Company to Bermuda, which is anticipated to occur by the second quarter of 2020.

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

●	the success of competitive products or technologies;

●	results of clinical trials of Foralumab, anti-IL6R mAb (TZLS-501), StemPrintER, Milciclib and and any other future product candidate that we develop;

●	results of clinical trials of product candidates of our competitors;

●	changes or developments in laws or regulations applicable to Foralumab, anti-IL6R mAb (TZLS-501), StemPrintER, Milciclib and any other future product candidates that we develop;

●	our entry into, and the success of, any collaboration agreements with third parties;

●	developments or disputes concerning patent applications, issued patents or other proprietary rights;

●	the recruitment or departure of key personnel;

●	the level of expenses related to any of our product candidates or clinical development programs;

●	the results of our efforts to discover, develop, acquire or in-license additional product candidates, products or technologies;

●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	market conditions in the biotechnology and pharmaceutical sectors;

●	general economic, industry and market conditions;

●	the trading volume of ADSs on the Nasdaq Global Market and of our ordinary shares on AIM; and

●	the other factors described in this “Risk Factors” section.

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

We believe that we were a PFIC for our taxable year ended December 31, 2019 but cannot provide any assurances regarding our PFIC status for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies which in some circumstances are unclear and subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering.

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

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2019, we had cumulative carryforward tax losses of $27.4 million Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. Our ability to continue to claim payable research and development tax credits in the future may be limited because we may no longer qualify as a small or medium-sized company.

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

Our agent for service of process in the United States is Tiziana Therapeutics, Inc, 420 Lexington Avenue, Suite 2525, New York, NY 10170.

B. Business Overview

Overview

We are a biotechnology company that is focused on the discovery and development of novel molecules and related diagnostics to treat high unmet medical needs in oncology and immunology. Our lead product candidate in immunology is Foralumab (TZLS-401), which we believe is the only fully human anti-CD3 monoclonal antibody, or mAb, in clinical development. MAbs represent a single pure antibody produced by single clones and are an important class of human therapeutics for treating cancers and autoimmune diseases. In addition, we are accelerating development of another fully human monoclonal antibody anti-IL6R (TZLS-501) to treat acute inflammation resulting from infection with viral agents such as Coronaviruses. Antibodies produced in animals for use in humans, lead to strong, immune responses limiting their effectiveness and potentially leading to severe side effects. A process known as “humanization” removes most of the animal components of the antibody thereby lowering the immune response from the human immune system. The entire omission of other animal material, as in fully human antibodies, is the optimal goal to avoid incompatibility with the human immune system. Our lead product candidate in oncology is Milciclib (TZLS-201), which is an orally bioavailable, small molecule broad spectrum inhibitor of cyclin-dependent kinases, or CDKs, and Src family kinases. CDKs are a highly conserved family of enzymes that phosphorylate a specific group of proteins that are involved in regulating the cell cycle. The cell cycle is a series of events that takes place in cells leading to division and duplication of its DNA to produce two daughter cells. Src family kinases are non-receptor tyrosine kinase proteins encoded by the Src gene also involved in regulating cell growth and potential transformation of normal cells to cancer cells. We have a drug discovery pipeline of small molecule new chemical entities, or NCEs, and biologics. We employ a lean and virtual research and development, or R&D, model using highly experienced teams of experts for each business function to maximize value accretion by focusing resources on the drug discovery and development processes. Our mission is to design and deliver next generation therapeutics and diagnostics for oncology and immune diseases of high unmet medical need by combining deep understanding of disease biology with clinical development expertise.

We are developing Foralumab, for which we in-licensed the intellectual property from Novimmune SA, or Novimmune, in December 2014, as a potential treatment for neurodegenerative diseases such as progressive Multiple Sclerosis (pMS) and Crohn’s disease. As the only fully human engineered human anti-CD3 mAb in clinical development, Foralumab has significant potential advantages such as a shorter treatment duration and reduced immunogenicity. We believe that oral or intranasal administration of Foralumab has the potential to reduce inflammation while minimizing the toxicity and related side effects. To date, Foralumab has been studied in one Phase 1 and two Phase 2a clinical trials conducted by Novimmune in 68 patients dosed by the intravenous route of administration. In these trials, Foralumab was observed to be safe and well-tolerated and produced immunologic effects consistent with potential clinical benefit while demonstrating mild to moderate infusion related reactions, or IRRs. With completion of the intravenous dosing for Phase 2a trial in Crohn’s Disease, Foralumab’s ability to modulate T-cell response enables potential extension into a wide range of other autoimmune and inflammatory diseases, such as GvHD, ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis.

Foralumab is being developed as both an immunosuppressive and immunomodulatory agent, with therapeutic benefits of rendering T-cells unable to orchestrate an immune response and induction of immune tolerance via maintenance of regulatory T-cells. There is further potential for Foralumab to be combined with the Company’s TZLS-501, a fully human anti-IL-6R mAB in development to target autoimmune and inflammatory diseases.

In November 2016, Tiziana announced new data for oral efficacy in humanized mouse models with Foralumab, a major milestone and a potential breakthrough for the treatment of NASH and autoimmune disease. This unique oral technology stimulates the natural gut immune system and potentially provides a therapeutic effect in inflammatory and autoimmune diseases with greatly reduced toxicity. Positive therapeutic effects with Foralumab were consistently demonstrated in animal studies conducted by Prof. Kevan Herold (Yale University) and Prof. Howard Weiner (Harvard University).

On 16 April, 2018, the Group entered into an exclusive license agreement with The Brigham and Women’s Hospital, Inc. relating to a novel formulation of Foralumab dosed in a medical device for nasal administration. An investigational new drug application (IND) for the first-in-human evaluation of the nasal administration of Foralumab in healthy volunteers for progressive multiple sclerosis indication was filed in the second quarter of 2018. Subsequent to IND approval, a single-site, double-blind, placebo-controlled, dose-ranging Phase 1 trial with nasally administered Foralumab at 10, 50 and 250 µg per day, consecutively for 5 days to evaluate biomarkers of immunomodulation of clinical responses was initiated in November 2018. The trial conducted at the Brigham and Women's Hospital, Harvard Medical School, Boston, MA, in healthy volunteers. 18 subjects received Foralumab treatment and 9 patients received placebo. The study was completed in September 2019. Phase 1 clinical data demonstrated that nasally administered Foralumab, was well-tolerated and no drug-related safety issues were reported at any of the doses. No drug-related changes were observed in vital signs among subjects at predose, during treatment and at discharge. Nasally administered Foralumab at the 50 µg dose suppressed cytotoxic CD8+ as well as perforin-secreting CD8+ cells, which have been implicated in neurodegeneration in multiple sclerosis (MS). Treatment at 50 μg stimulated production of anti-inflammatory cytokine IL-10 and suppressed production of pro-inflammatory cytokine IFN-γ. Taken together, the treatment showed significant positive effects on the biomarkers for activation of mucosal immunity, which are capable of inducing site-targeted immunomodulation to elicit anti-inflammatory effects. Based on the results we intend to conduct a Phase 2 trial in progressive MS patients starting in Q4 2020.

An enteric-coated capsule formulation using a proprietary and novel technology has been developed for oral administration of Foralumab. cGMP manufacturing of clinical trial materials for a Phase 1 study has been completed and an IND was submitted in March 2019.

On September 9, 2019, the FDA granted approval to initiate the Phase I clinical trials to evaluate the safety and pharmacokinetics of oral Foralumab at 1.25, 2.5 and 5.0 mg/day as a single ascending dose study. The study was completed in December 2019 at Brigham and Women’s Hospital (Boston, MA USA). Formulated Foralumab powder encapsulated in enteric-coated capsule was well-tolerated at all doses tested and there were no drug-related safety issues observed even at the highest dose of 5 mg in this trial. Based on successful Phase 1 data, we intend to conduct a Phase 2 study using Crohn’s Disease patients starting in Q2 2021.

We are accelerating development of a fully human mAb targeting the IL-6R (TZLS-501) for which the intellectual property was licensed from Novimmune in January 2017. This fully human mAb has a novel mechanism of action, binding to both the membrane-bound and soluble forms of the IL-6R as well as depleting circulating levels of the IL-6 in the blood. Excessive production of IL-6 is regarded as a key driver of acute inflammation resulting from infection with viral agents such as Coronaviruses and of chronic inflammation, associated with autoimmune diseases such as multiple myeloma, oncology indications and rheumatoid arthritis, and we believe that TZLS-501 may have potential therapeutic value for these indications.

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

The Company is advancing development of TZLS-501 in light of the coronavirus pandemic that originated in Wuhan China in December 2019. Coronavirus disease 2019 (COVID-19) is a highly contagious disease attributed to transmission of Severe Acute Respiratory Syndrome Coronavirus 2 (SARS-CoV-2).

Certain patients infected with coronavirus COVID-19 may develop an uncontrolled immune response ("cytokine storm") resulting in severe damage to lung tissue which could lead to respiratory failure. Early clinical studies conducted by doctors in China suggest that anti-IL6R mAb may be used in clinical practice for treatment of COVID-19.  Consequently, China's National Health Commission has recommended the use of Roche's blockbuster drug, Actemra® for treatment of patients infected with COVID-19, with serious lung damage and elevated IL6 levels. Actemra® was first approved by the FDA in 2010 for rheumatoid arthritis. Besides Actemra®, Sanofi and Regeneron are currently exploring Kevzara®, an FDA-approved anti-IL-6 receptor therapy for rheumatoid arthritis, for treatment of severe COVID-19. The Company believes that of TZLS-501 may have greater clinical effect than Actemra® or Kevzara® based on higher binding affinity for IL6 receptor complex compared to Actemra® and Kevzara®. Also TZLS-501 reduces circulating levels of IL6 via the trans-signaling pathways.

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

To date, Milciclib has been studied in a total of eight completed Phase 1 and 2 clinical trials in 316 patients. In these trials, Milciclib was observed to be well-tolerated and showed initial signals of anti-tumour action. Prior to in-licensing, Milciclib was granted orphan designation by the European Commission and by the U.S. Food and Drug Administration (“FDA”) for the treatment of malignant thymoma and an aggressive form of thymic carcinoma in patients previously treated with chemotherapy. In two Phase 2a trials, CDKO-125a-006 and CDKO125a-007, Milciclib showed signs of slowing disease progression and acceptable safety.

The Group initiated a Phase 2a trial (CDKO-125a-010) of Milciclib safety and tolerability as a single therapy in Sorafenib-resistant patients with HCC in the first half of 2017. Typically, this population of patients have an advanced form of the disease with poor prognosis and an average overall survival expectancy of 3-5 months In May 2018, the Independent Data Monitor committee (IDMC) completed an interim analysis of tolerability data from the first eleven treated patients and recommended expansion of the initial cohort to an additional 20 patients to complete the trial enrolment, which was completed in December 2018.

In March 2019, the Independent Monitoring Committee, or IDMC, reviewed safety data from patients as of February 26, 2019 and concluded that the administration of Milciclib to patients with advanced HCC was not associated with unexpected signs or signals of toxicity. 28 out of 31 treated patients were evaluable, 14 completed the 6-month duration study. The most frequent adverse events such as diarrhea, ascites, nausea, fatigue, asthenia, fever, ataxia, headache, and rash were manageable. No drug-related deaths were recorded.

The Phase 2a trial was completed in June 2019 with clinical safety result reported in July 2019 and efficacy results reported in September 2019.

The clinical activity assessment in evaluable patients was based on the independent radiological review using the modified Response Evaluation Criteria in Solid Tumors (mRECIST).

●	14 out of 28 (50%) evaluable patients completed 6-month duration of the trial.

●	Both median TTP and PFS were 5.9 months (95% Confidence Interval ("CI") 1.5-6.7 months) out of the 6-months duration of the trial.

●	16 of 28 (57.1%) evaluable patients showed 'Stable Disease'

●	One patient (3.6%) showed unconfirmed 'Partial Response' (PR).

●	17 of 28 (60.7%) evaluable patients showed 'Clinical Benefit Rate' defined as CBR=CR+PR+SD (with CR representing Complete Remission).

Since overexpression of CDKs and dysregulation in pRB pathway (regulates transcription factors critical for cell cycle progression) are prominently associated with tumor cell resistance to certain chemotherapeutic drugs, inhibition of multiple CDKs is an appealing approach to improve clinical responses in cancer patient’s refractory to existing treatment options. A Phase 1 dose-escalation study of Milciclib in combination with gemcitabine in patients with refractory solid tumors exhibited clinical activity in patients including those refractory to gemcitabine. We plan to explore a combination treatment of milciclib and a tyrosine kinase inhibitor (either Sorafenib or Regorafenib) in patients with HCC in Q2 2021.

StemPrintER is a multi-gene signature assay intended for use in patients diagnosed with estrogen-receptor positive ER+/HER2 negative breast cancers. The Group believes this in-vitro prognostic test will be used in conjunction with clinical evaluation to identify those patients at increased risk for early and/or late metastasis. StemPrintER is designed to help physicians distinguish ER+/HER2 negative patients:

■	with an elevated risk of early recurrence (<5 years) who could benefit from chemotherapy in addition to hormonal therapy

■	with a high risk of late recurrence who could benefit from prolonged endocrine treatment up to 10 years

■	with a low risk of early recurrence who might be spared chemotherapy or be eligible for less aggressive treatments

The diagnostic has a unique biological basis, being based on the detection of cancer stem cell markers, uses a reliable platform (qRT- PCR, FFPE), and has been evaluated in an initial retrospective validation study using a consecutive cohort of approximately 2,400 patients with breast cancer. The development team is preparing for a retrospective validation study using an independent cohort and has conducted a pre- submission meeting with the FDA. Additionally, studies have been completed evaluating the prognostic capabilities of StemPrintER compared to competing technologies in large cohorts of ER+/HER2 negative patients. The results demonstrated the superiority of StemPrintER stem cell based genomic prognostic tool versus the market leader, Oncotype DX, in predicting recurrence in ER+/HER2- postmenopausal breast cancer patients.

Our Competitive Strengths

Our mission is to design and deliver next generation therapeutics and diagnostics for oncology and immune diseases of high unmet medical need by combining deep understanding of disease biology with clinical development expertise. We believe the following strengths will allow us to continue to pursue this mission:

●	Advanced, novel pipeline. We have an advanced pipeline of novel and proprietary drug candidates, including antibodies and small molecules, to address high unmet medical needs in the inflammation, autoimmune and oncology markets with significant commercial potential.

●	Proprietary technology. Our proprietary technology enables the development of alternative routes of administration of antibodies, including oral delivery. We believe that oral and nasal routes of delivery will alleviate the significant time and cost burden associated with other routes of administration, including intravenous delivery.

●	Broad and engaged network of experts. Our strong relationships with key opinion leaders contribute to our clinical development efforts and position us well to support our products, if approved. Dr. Napoleone Ferrara, Dr. Arun Sanyal, Dr. Kevan Herold, and Dr. Howard Weiner are among the thought leaders on our scientific advisory committee.

●	Specialized expertise and focus on oncology and inflammation. Our management team, including Dr. Kunwar Shailubhai, Jules Jacob, and Dr. Vaseem Palejwala, has considerable experience translating technologies from bench to market, and managing the global administration of clinical trials.

●	Strong intellectual property and know-how. We believe our proprietary intellectual property portfolio, in-licensed from Nerviano and Novimmune, provides us with a substantial competitive advantage for the commercial development of small molecule NCEs, and biologics, as well as expanded possibilities for new development programs in the future. We have retained the worldwide development and commercialization rights to all of our product candidates. We have submitted additional patent applications to further strengthen our intellectual property.

●	Lean research and development model, designed to maximize value. We employ a lean and virtual R&D model using highly experienced teams of experts for each business function to maximize value accretion by focusing resources on the drug discovery and development processes.

Our Strategy

Our goal is to become a leading biotechnology company focused on developing and delivering therapies and related diagnostics in both oncology and immunology. The key elements of our strategy to achieve this goal are to:

●

Advance the clinical development of orally administered Foralumab for the treatment of Crohn’s disease using a novel and proprietary oral formulation by initiating a Phase 2 trial in the second quarter of 2021. In addition, a Phase 1 trial for the first-in-human evaluation of the intranasal administration of Foralumab in healthy volunteers, for neurodegenerative disease indications such as progressive MS, was initiated in November 2018. The study was completed in September 2019 and a Phase 2 study in progressive MS patients is planned to start in Q4 2020 with results anticipated in Q2 2021.

●	Accelerate development and cGMP manufacturing of our product candidate, TZLS-501, a fully human mAb targeting the IL-6 receptor (a biological mAb which may control the proteins involved in cell signaling relevant to many inflammatory diseases and cancers), for treatment of inflammatory and oncology indications such as COVID-19 and multiple myeloma, respectively.

●

Continue to advance the clinical development and obtain regulatory approval for our lead oncology product candidate, Milciclib, as a monotherapy in HCC and as a combination therapy for the treatment of refractory solid tumors (being cancers which are non-responsive or become resistant to treatment) by initiating a planned Phase 2b trial in combination with a tyrosine kinase inhibitor such as Sorafenib or Regorafenib.

Continue development of platform drug delivery technologies that provide competitive advantage over existing approved products, e.g. inhalation delivery and enteric delivery of mAbs.

●	Advance StemPrintER prognostic testing technology through testing of larger cohorts of breast cancer ER+/HER2 negative patients and controlled testing against competitive technologies

●	Continue to leverage relationships with key opinion leaders to promote clinical trial success and enhance future commercialization.

●	Opportunistically identify and acquire or in-license complimentary product and technology candidates.

●	Seek orphan drug, fast track or breakthrough designation for our product candidates where warranted.

Our Product Candidates

Our product candidate pipeline is set forth below:

DEVELOPMENT PIPELINE

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

On April 16, 2018, the Group entered into an exclusive license agreement with The Brigham and Women’s Hospital, Inc. relating to a novel formulation of Foralumab dosed in a medical device for nasal administration. An investigational new drug application (IND) for the first-in-human evaluation of the nasal administration of Foralumab in healthy volunteers for progressive multiple sclerosis indication was filed in the second quarter of 2018. Subsequent to IND approval, a single-site, double-blind, placebo-controlled, dose-ranging Phase 1 trial with nasally administered Foralumab at 10, 50 and 250 µg per day, consecutively for 5 days to evaluate biomarkers of immunomodulation of clinical responses was initiated in November 2018. The trial conducted at the Brigham and Women's Hospital, Harvard Medical School, Boston, MA, in healthy volunteers. 18 subjects received Foralumab treatment and 9 patients received placebo. The study was completed in September 2019. Phase 1 clinical data demonstrated that nasally administered Foralumab, was well-tolerated and no drug-related safety issues were reported at any of the doses. No drug-related changes were observed in vital signs among subjects at predose, during treatment and at discharge. The mean blood pressure (BP) during the 5 days of treatment were; Cohort A (10 µg/d):124/73, Cohort B (50 µg/d): 119/67 and Cohort C (250 µg/d):113/65 compared to placebo:118/67). Heart rates, respiratory rates and oral temperatures were unchanged among the 3 cohorts compared to the placebo. Nasally administered Foralumab at the 50 µg dose suppressed cytotoxic CD8+ as well as perforin secreting CD8+ cells, which have been implicated in neurodegeneration in multiple sclerosis (MS). Treatment at 50 mg stimulated production of anti-inflammatory cytokine IL-10 and suppressed production of pro-inflammatory cytokine IFN-γ. Taken together, the treatment showed significant positive effects on the biomarkers for activation of mucosal immunity, which are capable of inducing site-targeted immunomodulation to elicit anti-inflammatory effects. Based on the results we intend to conduct a Phase 2 trial in progressive MS patients starting in Q4 2020.

An enteric-coated capsule formulation using a proprietary and novel technology has been developed for oral administration of Foralumab. cGMP manufacturing of clinical trial materials for a Phase 1 study has been completed and an IND has been submitted in March 2019.

On September 9, 2019, the FDA granted approval to initiate the Phase I clinical trials to evaluate the safety and pharmacokinetics of oral Foralumab at 1.25, 2.5 and 5.0 mg/day as a single ascending dose study. The study was completed in December 2019 at Brigham and Women’s Hospital (Boston, MA USA). Formulated Foralumab powder encapsulated in enteric-coated capsule was well-tolerated at all doses tested and there were no drug-related safety issues observed even at the highest dose of 5 mg in this trial. Based on successful Phase 1 data, we intend to conduct a Phase 2 study using Crohn’s Disease patients starting in the second quarter of 2021.

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

More recent animal studies conducted separately by Prof. Howard Weiner and Prof. Kevan Herold demonstrated therapeutic utility of orally administered Foralumab for immune-inflammatory diseases. Our strategy is to build on these findings to develop orally administered Foralumab for the treatment of Crohn’s disease and other autoimmune diseases. We believe Foralumab may also be combined with our other product candidate, TZLS-501, a fully human anti-IL-6R mAb, for the treatment of rheumatoid arthritis and other diseases.

On April 16, 2018, the Group entered into an exclusive license agreement with The Brigham and Women’s Hospital, Inc. relating to a novel formulation of Foralumab dosed in a medical device for nasal administration. An investigational new drug application (IND) for the first-in-human evaluation of the nasal administration of Foralumab in healthy volunteers for progressive multiple sclerosis indication was filed in the second quarter of 2018. Subsequent to IND approval, a single-site, double-blind, placebo-controlled, dose-ranging Phase 1 trial with nasally administered Foralumab at 10, 50 and 250 µg per day, consecutively for 5 days to evaluate biomarkers of immunomodulation of clinical responses was initiated in November 2018. The trial conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA, in healthy volunteers. 18 subjects received Foralumab treatment and 9 patients received placebo. The study was completed in September 2019. Phase 1 clinical data demonstrated that nasally administered Foralumab, was well-tolerated and no drug-related safety issues were reported at any of the doses. No drug-related changes were observed in vital signs among subjects at Predose, during treatment and at discharge. The mean blood pressure (BP) during the 5 days of treatment were; Cohort A (10 µg/d):124/73, Cohort B (50 µg/d): 119/67 and Cohort C (250 µg/d):113/65 compared to placebo:118/67). Heart rates, respiratory rates and oral temperatures were unchanged among the 3 cohorts compared to the placebo. Nasally administered Foralumab at the 50µg dose suppressed cytotoxic CD8+ as well as perforin secreting CD8+ cells, which have been implicated in neurodegeneration in multiple sclerosis (MS). Treatment at 50 μg stimulated production of anti-inflammatory cytokine IL-10 and suppressed production of pro-inflammatory cytokine IFN-γ. Taken together, the treatment showed significant positive effects on the biomarkers for activation of mucosal immunity, which are capable of inducing site-targeted immunomodulation to elicit anti-inflammatory effects. Based on the results we anticipate initiating a Phase 2 trial in progressive MS patients in Q4 2020.

An enteric-coated capsule formulation using a proprietary and novel technology has been developed for oral administration of Foralumab. cGMP manufacturing of clinical trial materials for a Phase 1 study has been completed and an IND has been submitted in March 2019.

On September 9, 2019, the FDA granted approval to initiate the Phase I clinical trials to evaluate the safety and pharmacokinetics of oral Foralumab at 1.25, 2.5 and 5.0 mg/day as a single ascending dose study. The study was completed in December 2019 at Brigham and Women’s Hospital (Boston, MA USA). Formulated Foralumab powder encapsulated in enteric-coated capsule was well-tolerated at all doses tested and there were no drug-related safety issues observed even at the highest dose of 5 mg in this trial. Based on successful Phase 1 data, we intend to conduct a Phase 2 study using Crohn’s Disease patients starting in the second quarter of 2021.

Clinical Development Plan

Phase 1 Clinical Trial for Oral Foralumab in Healthy Volunteers

This Phase 1 trial, conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA, USA, was a single-site, double-blind, placebo-controlled, single ascending dose (“SAD”) study in healthy subjects in which Foralumab was orally administered at 1.25, 2.5 and 5.0 mg per dose as enteric-coated capsules. The primary endpoint of the Phase 1 study is safety and tolerability of Foralumab in humans. Each cohort comprised of 4 subjects, of whom 3 received Foralumab treatment and 1 received a placebo capsule. All subjects completed the trial without any safety concerns at any of the doses.

A Phase 2a trial is expected to be initiated in the second quarter of 2021 with the intent to treat patients with Crohn’s disease.

Proposed Phase 2 Clinical Trial for Oral Foralumab Treatment of Crohn’s Disease

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

Phase 1 Clinical Trial of Nasally-Administered Foralumab for Treatment of Multiple Sclerosis

This Phase 1 trial, conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA, was a single-site, double-blind, placebo-controlled, dose-ranging study with nasally administered Foralumab at 10, 50 and 250 µg per day, consecutively for 5 days in healthy volunteers for the treatment of progressive multiple sclerosis (pMS). 18 subjects received Foralumab treatment and 9 patients received placebo. All nasal doses were well tolerated. Biomarker analysis showed significant positive immune effects, that were most prominent in the 50 μg cohort with minimal immunomodulatory effects at the 10 µg and 250 µg doses.  Prominent results included:

●	Treatment was well-tolerated and no drug-related safety issues were reported at any of the doses.

●	No drug-related changes were observed in vital signs among subjects at predose, during treatment and at discharge. The mean blood pressure (BP) during the 5 days of treatment were; Cohort A (10 µg/d):124/73, Cohort B (50 µg/d): 119/67 and Cohort C (250 µg/d):113/65 compared to placebo:118/67). Heart rates, respiratory rates and oral temperatures were unchanged among the 3 cohorts compared to the placebo.

●	Nasally administered Foralumab at the 50 µg dose suppressed cytotoxic CD8+ as well as perforin secreting CD8+ cells, which have been implicated in neurodegeneration in multiple sclerosis (MS).

●	Treatment at 50 mg stimulated production of anti-inflammatory cytokine IL-10 and suppressed production of pro-inflammatory cytokine IFN-γ.

●	Taken together, these results suggest stimulation of Tregs that are needed to provide clinical benefits

A Phase 2a trial is planned to be initiated in Q4 2020.

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

Milciclib (TZLS-201)

Milciclib is an orally bioavailable, small molecule broad spectrum inhibitor of CDKs (CDKs): 1, 2, 4, 5 and 7 and Src family kinases. CDKs are a family of highly conserved enzymes that are involved in regulating the cell cycle, which is a series of events that takes place in cells leading to division and duplication of its DNA to produce two daughter cells. Src family kinases regulate cell growth and potential transformation of normal cells to cancer cells. A novel feature of Milciclib is its ability to reduce microRNAs, miR-221 and miR-222, that silence gene expression. miR-221 and miR-222 promote the formation of blood vessels (angiogenesis) that are important for spread of cancer cells (metastasis). Levels of these microRNAs are consistently increased in HCC patients and may contribute towards resistance to treatment with Sorafenib. As a result, we are investigating Milciclib both as a monotherapy and plan a combination treatment with Sorafenib. To date, Milciclib has been studied in a total of eight completed and ongoing Phase 1 and Phase 2 clinical trials in 316 patients. In these trials, Milciclib was observed to be well-tolerated and showed initial signals of anti-tumor action. We initiated a Phase 2a trial (CDKO-125a-010) for Milciclib as a single therapy in patients with HCC in the second half of 2017 and expect to initiate a Phase 2b trial (TZLS (201)-125a-011) for Milciclib in combination with tyrosine kinase inhibitor (Sorafenib or Regorafenib) in patients with HCC in 2021.

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

Significant anti-tumor activity was observed in all tested preclinical animal models with different oral treatment schedules of Milciclib. Cancerous cell types were transplanted into immunosuppressed animals and the number and volume of cancerous lesions were evaluated by magnetic resonance imaging after oral administration of Milciclib at different dose levels (DLs) and dose schedules compared to untreated, control animals. In various human xenograft and transgenic models (prostate cancer, lung adenocarcinoma and hepatocarcinoma), consistent tumor growth inhibition, up to 91%, (evaluated by measuring the number and volume of tumors for treated animals versus control animals) was observed -with repeat daily treatment at tolerated doses. Similar results were obtained in a mammary carcinoma model (stasis and partial remission in 58% and 25% of the primary tumors, respectively) with repeat daily dosing. In an orthotopic mouse model of HCC, statistically significant reduction in tumor growth was observed following five weeks of treatment with Milciclib (-20% reduction,30mg/kg/day),sorafenib (-20% reduction, 20 mg/kg/day) vs combination of Milciclib with Sorafenib (-38% reduction) as compared to vehicle control. The treatment also reduced serum levels of human alpha-fetoprotein. Preliminary mechanistic and gene expression studies suggest that downregulation of miR-221, miR-222 by Milciclib results in upregulation of its molecular targets, cyclin dependent kinase inhibitors p27 and p57. Additionally, Milciclib treatment upregulated relative expression of tumor suppressors p21 and p53, which are important regulators of cellular proliferation. Milciclib treatment reduced expression of pAKT, c-Myc and cyclin D1, which are known to be overexpressed in HCC tumor tissues. These preclinical data demonstrating the synergistic effect of Milciclib with Sorafenib were presented at the AASLD meeting in November 2018. Clinical safety and efficacy outcomes from the Phase 2a trial have been submitted for presentation at the ASCO 2020 Scientific Meeting.

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

The primary endpoint for the study was the overall tolerability profile, evaluated based on laboratory findings and adverse events emerging during the trial. The occurrence of adverse events and laboratory tests wasl performed weekly during treatment. All the enrolled patients who received at least one drug administration were evaluated for safety. An interim evaluation of tolerability and adverse events was undertaken when the 10th patient had completed the first cycle of treatment. A second interim evaluation was conducted when 20 evaluable patients completed their first cycle of treatment. Enrollment of additional patients was allowed after a positive safety evaluation of the first 10 patients by an IDMC. On December 8, 2017 we announced the results of the first interim review by the IDMC that treatment with Milciclib was well-tolerated with no drug-related serious adverse events. The IDMC recommended continuing with the trial. The second IDMC meeting held on January 25, 2018 recommended that all patients (first cohort) who received at least one dose of Milciclib should be assessed for safety and tolerability at the end of protocol mandated follow up before enrolling the second cohort. The IDMC reconvened on its scheduled date on May 9, 2018 to evaluate the complete safety data for all 11 patients who completed the study mandated visits. The IDMC concluded that safety and tolerability profile of Milciclib in the first cohort, was acceptable and that there were no safety signals that precluded continuation of enrollment of the remaining cohorts as planned. The IDMC was also informed of the patients who opted to continue Milciclib on “compassionate use basis.” Four patients completed protocol mandated treatment (six cycles, six months). Three of these patients and their health care-provider/investigator opted to continue treatment with Milciclib (compassionate use) with approval of their local Ethics Committee. These three patients have completed treatment with milciclib for 9, 13, and 16 months, respectively. Based on this IDMC assessment, the study actively enrolled 20 more patients. Secondary endpoints include Objective Tumor Response Rate, based on the modified Response Evaluation Criteria in Solid Tumors, or mRECIST, a set of criteria developed to assess tumor response in HCC. In this study, objective response by RECIST was evaluated as supportive analysis, along with several secondary parameters. The decrease in alpha-fetoprotein, or AFP, as compared to baseline in patients with high AFP at baseline was also considered, based on reports suggesting a better outcome for patients who achieve an AFP response. As an exploratory endpoint, the expression of micro-RNAs and their possible association with Milciclib treatment was investigated.  The trial successfully met the primary endpoint that oral treatment with Milciclib was well tolerated with manageable toxicities and no recorded drug related deaths. The secondary endpoints for clinical activity assessment were based on the independent radiological review using the modified Response Evaluation Criteria in Solid Tumors (mRECIST) Positive demonstrated clinical activity included:

1.	50% (14 out of 28) evaluable patients completed 6-month duration of the trial.

2.	64% (9 out of 14) patients requested and were approved by their respective ethical committees to continue the treatment.

3.	Both median time to progression (TTP) and progression free survival (PFS) were 5.9 months (95% Confidence Interval (“CI”) 1.5-6.7 months) out of the 6-months duration of the trial.

4.	Approximately 57% of evaluable patients showed ’Stable Disease’ (SD; met at least once in an 8-week interval) and 3.6% patients showed ‘Partial Response’ (PR).

5.	Approximately 61% of patients showed ‘Clinical Benefit Rate’ defined as CBR=CR+PR+SD (with CR representing Complete Remission).

6.	Five patients on compassionate use continued the treatment for a total of 9, 9, 11, 13 and 16 months, respectively. Two patients continuing the treatment have reached 16 months.

Phase 2b Clinical Trial (TZLS (201)-125a-011) for Milciclib as a Combination Therapy with Sorafenib or Regorafenib for the Treatment of HCC

In 2021, we intend to initiate a randomized, multicenter study to explore tolerability and antitumor activity, of Milciclib in combination with Sorafenib or Regorafenib, administered as first-line systemic therapy in adult patients with recurrent, unresectable or metastatic HCC and good liver function.

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

Clinical Data

Milciclib has been studied in a total of eight completed Phase 1 and Phase 2 clinical trials in approximately 316 patients. Milciclib was observed to be well tolerated by patients with thymoma in Phase 1 and Phase 2 clinical trials.

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

Trial	Patient Population	Treatment Schedule / Dosing	Key Findings
CDKO-125a-010	Recurrent or metastatic unresectable HCC	Single agent (flat dose) 100 mg once daily 4days on/3days off x 4 wks q4 wks

The trial successfully met the primary endpoint that oral treatment with Milciclib was well tolerated with manageable toxicities and no recorded drug related deaths.

●   The secondary endpoints for clinical activity assessment were based on the independent radiological review using the modified Response Evaluation Criteria in Solid Tumors (mRECIST)

●    Positive demonstrated clinical activity included:

1.   50% (14 out of 28) evaluable patients completed 6-month duration of the trial.

2.   64% (9 out of 14) patients requested and were approved by their respective ethical committees to continue the treatment.

3.   Both median time to progression (TTP) and progression free survival (PFS) were 5.9 months (95% Confidence Interval (“CI”) 1.5-6.7 months) out of the 6-months duration of the trial.

4.   Approximately 57% of evaluable patients showed ’Stable Disease’ (SD; met at least once in an 8-week interval) and 3.6% patients showed ‘Partial Response’ (PR).

5.   Approximately 61% of patients showed ‘Clinical Benefit Rate’ defined as CBR=CR+PR+SD (with CR representing Complete Remission).

6.   Five patients on compassionate use continued the treatment for a total of 9, 9, 11, 13 and 16 months, respectively. Two patients continuing the treatment have reached 16 months.

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

We intend to accelerate development and cGMP manufacturing of TZLS-501 for treatment of “cytokine storm”-induced lung damage in COVID-19 patients by aerosol delivery to lung and for treatment of multiple myeloma patients by the parenteral route of administration

StemPrintER™

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

Our diagnostic has a novel biological basis, being based on the detection of cancer stem cell markers, uses a reliable platform (qRT-PCR, FFPE), and has been evaluated in an initial retrospective validation study using a consecutive cohort of approximately 2400 patients with breast cancer. Our development team is preparing for a retrospective validation study using an independent cohort and has conducted a pre-submission meeting with the FDA., Studies have been completed evaluating the prognostic capabilities of StemPrintER compared to competing technologies in large cohorts of ER+/HER2 negative patients. The results demonstrated the superiority of StemPrintER stem cell based genomic prognostic tool versus the market leader, Oncotype DX, in predicting recurrence in ER+/HER2- postmenopausal breast cancer patients.

Manufacturing

We believe our current CMOs will be able to fully meet our current clinical trial needs and anticipated future commercial demand for Foralumab, TZLS-501 and Milciclib in a cost-effective manner.

.

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

We have also achieved cGMP manufacturing of Milciclib at pilot scale. The chemical scheme for manufacturing is well characterized with reproducible yields. This method has been used for producing drug substance to supply the ongoing clinical studies. The chemical process is very cost-effective and can be scaled-up for much larger scale needed for commercialization.

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

For our specific product candidates, the main competitors include:

●	Sorafenib and Lenvatinib are currently the standards of use therapy for HCC but the drugs exhibit severe toxicities and patients often develop resistance to the treatment with Sorafenib. As a result, there is an immediate need for improvement in treatment for HCC.

●	We believe that Foralumab is currently the only fully human anti-CD3 mAb in clinical development for treatment of Crohn’s disease, progressive MS and other autoimmune and inflammatory diseases.

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

Intellectual Property

We strive to protect and enhance the proprietary technologies, inventions and improvements that we believe are important to our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, platforms and our product candidates that are important to the development and implementation of our.

As of February 6, 2020 our intellectual property portfolio was made up as follows:

| Family | Subject | Priority | Status | Expires | Jurisdiction |
|---|---|---|---|---|---|
| Foralumab TZLS-401 | Methods of Use (Autoimmune or inflammatory diseases and disorders) | 2004 | Issued | 2025 | Australia, Canada, China, Hong Kong, Israel, Japan, Mexico, Norway, Singapore, South Africa, Ukraine, Armenia, Austria, Azerbaijan, Belgium, Belarus, Switzerland, Germany, Denmark, Spain, France, United Kingdom, Ireland, Italy, Kyrgyzstan, Kazakhstan, Luxembourg, Moldova, Netherlands, Portugal, Russian Federation, Sweden, Tajikistan, Turkmenistan, |
| | Composition and methods of use | 2004 | Issued/ Pending | 2025 | US, Armenia, Australia, Austria, Azerbaijan, Belarus, Brazil, Canada, China, Denmark, France, Germany, Hong Kong, India, Israel, Italy, Japan, Kazakhstan, Kyrgyzstan, Mexico, Moldova, Netherlands, Norway, Republic of Korea, Russian Federation, Singapore, South Africa, Spain, Switzerland, Tajikistan, Turkmenistan, and Ukraine<br>Pending: Japan (divisional), Singapore (divisional), US (divisional) |
| | Methods of Use (in combination with anti-IL-6/IL-6R antibodies) | 2011 | Pending | 2032 | US |
| | Formulations and dosing regimen | 2016 | Pending | 2037 | US (allowed), Australia, Canada, China, Europe, Hong Kong, Israel, Japan |
| | Methods of Use (CNS disorders) | 2017 | Pending | 2038 | National |
| | Methods of Use (gastrointestinal/autoimmune/inflammatory) | 2018 | Pending | 2039 | PCT |
| Milciclib TZLS-201 | Composition of matter, methods of use, process of manufacturing | 2003 | Issued/ Pending | 2024 | US, Europe, Eurasia, Africa, Algeria, Argentina, Australia, Barbados, Bosnia & Herzegovina, Canada, Colombia, Costa Rica, Croatia, Cuba, Ecuador, Georgia, Iceland, India, Indonesia, Israel, Japan, Korea, Kosovo, Malaysia, Mexico, Mongolia, Montenegro, New Zealand, Nicaragua, Norway, Pakistan, Philippines, Serbia, Singapore, South Africa, Sri Lanka, Taiwan, Tunisia, Ukraine, Uzbekistan, Vietnam<br><br>Pending: US, Brazil, Egypt, Thailand, Trinidad & Tobago, Venezuela |
| | Methods of use (multiple indications) | 2008; 2009 | Issued | 2029; 2030 | US, EU, China, Hong Kong, Japan |
| | Methods of use (combination therapies with cytotoxics) | 2008; 2009 | Issued/ Pending | 2029; 2030 | US, EU, China, Hong Kong, Japan<br><br>Pending: EU |
| | Compositions of related entities, formulations and methods of treatment | 2009 | Issued | 2030 | US, EU, China, Hong Kong, Japan |
| | Methods of use (combination therapies with therapeutic antibodies) | 2006 | Issued | 2027 | US, EU, China, Japan |
| | Formulations of milciclib and therapeutic combinations of the same for use in the treatment of cancer | 2017 | Pending | 2038 | US, PCT |
| Anti IL-6/IL-6R Antibody TZLS-501 | Composition of Matter and Methods of use | 2009 | Issued | 2029 | US, Austria, Australia, Belgium, Canada, China, Denmark, France, Germany, India, Ireland, Italy, Japan Luxembourg, Mexico, Netherland, Spain, Sweden, Switzerland and UK<br>Pending: US (divisional), Japan (divisional) |
| StemPrinter | Methods and Kits Comprising Gene Signature for Stratifying Breast Cancer Patients | 2016 | Pending | 2037 | US, EU, Canada |

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

We are developing Foralumab, for which we in-licensed the intellectual property from Novimmune SA, or Novimmune, in December 2014, as a potential treatment for neurodegenerative diseases such as progressive Multiple Sclerosis (pMS) and Crohn’s disease. As the only fully human engineered human anti-CD3 mAB in clinical development, Foralumab has significant potential advantages such as a shorter treatment duration and reduced immunogenicity. We believe that oral or intranasal administration of Foralumab has the potential to reduce inflammation while minimizing the toxicity and related side effects. To date, Foralumab has been studied in one Phase 1 and two Phase 2a clinical trials conducted by Novimmune in 68 patients dosed by the intravenous route of administration. In these trials, Foralumab was observed to be safe and well-tolerated and produced immunologic effects consistent with potential clinical benefit while demonstrating mild to moderate infusion related reactions, or IRR.With completion of the intravenous dosing for Phase 2a trial in Crohn’s Disease, Foralumab’s ability to modulate T-cell response enables potential extension into a wide range of other autoimmune and inflammatory diseases, such as GvHD, ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis

We have completed 2 Phase 1 single-site, double-blind, placebo-controlled trials in healthy volunteers conducted at the Brigham and Women's Hospital, Harvard Medical School, Boston, MA. The first trial was a dose-ranging study with nasally administered Foralumab at 10, 50 and 250 µg per day, consecutively for 5 days for the treatment of progressive multiple sclerosis (pMS). Eighteen subjects received Foralumab treatment and 9 patients received placebo. All nasal doses were well tolerated and no drug-related safety issues were reported at any of the doses. Biomarker analysis showed significant positive immune effects, that were most prominent in the 50 μg cohort with minimal immunomodulatory effects at the 10 µg and 250 µg doses. A Phase 2a trial will be initiated in Q4 2020. The second also conducted at the Brigham and Women's Hospital, Harvard Medical School, Boston, MA, USA, was a single-site, double-blind, placebo-controlled, single ascending dose ("SAD") study in healthy subjects in which Foralumab was orally administered at 1.25, 2.5 and 5.0 mg per dose as enteric-coated capsules. The primary endpoint of the Phase 1 study was safety and tolerability of Foralumab in humans. Each cohort comprised of 4 subjects, of whom 3 received Foralumab treatment and 1 received a placebo capsule. All subjects completed the trial without any safety concerns at any of the doses.

We are developing Milciclib, for which we in-licensed the intellectual property from Nerviano, in January 2015, as a potential treatment for HCC. A novel feature of Milciclib is its ability to reduce levels of microRNAs, miR-221 and miR-222. MicroRNAs are small RNA molecules that play a significant role in the regulation of gene expression. miR-221 and miR-222 are believed to be linked to the development of blood supply in cancer tumors. Levels of these microRNAs are consistently elevated in HCC patients and may contribute towards resistance to treatment with Sorafenib, a multikinase inhibitor (a drug which may inhibit the cellular division and proliferation associated with certain cancers) often prescribed to HCC patients as the Standard of Care. To date, Milciclib has been studied in a total of eight completed Phase 1 and Phase 2 clinical trials in a total of 316 patients conducted by Nerviano. In these trials, Milciclib was well-tolerated with minimal adverse events. The last Phase 2a trial was initiated as a monotherapy in patients with HCC in the fourth quarter of 2017 and successfully completed in June 2019. The trial met primary and secondary end points. A Phase 2b trial for Milciclib in combination with a tyrosine kinase inhibitor (Sorafenib or Regorafenib) in patients with HCC is anticipated to be initiated in 2021.

Cumulative Patient Exposure in Completed Milciclib Clinical Studies:

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

Trend information

Recent developments

In March 2019, we announced the submission of an IND to the FDA to initiate a Phase 1 clinical trial of enteric-coated capsules of Foralumab in healthy volunteers. This Phase 1 trial, conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA, USA, was a single-site, double-blind, placebo-controlled, single ascending dose (“SAD”) study in healthy subjects in which Foralumab was orally administered at 1.25, 2.5 and 5.0 mg per dose as enteric-coated capsules. The primary endpoint of the Phase 1 study is safety and tolerability of Foralumab in humans. Each cohort comprised of 4 subjects, of whom 3 received Foralumab treatment and 1 received a placebo capsule. All subjects completed the trial without any safety concerns at any of the doses.

We plan to launch a Phase 2 l clinical trial to study the potential of the oral administration of Foralumab in Crohn’s Disease in Q2 2021.

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

The table below summarizes our R&D expenses incurred by program:

	Year ended December 31,
	2019	2018	2017	2016
Direct research and development expense by program:	(in thousands)
Foralumab	$1,750	$2,261	$1,202	$715
Milciclib	1,916	2,581	2,625	1,542
BCL-3	-	-	347	714
TZLS-0501	39	-	-	-
StemPrintER	9	166	1,201	529
Total direct research and development expense	$3,714	$5,008	$5,375	$3,500
Indirect research and development expense	-	502	640	507
Total research and development expense	$3,714	$5,510	$6,015	$4,007

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

Comparison of Years Ended December 31, 2019 and 2018

The following tables summarizes our results of operations for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018 (restated)	Change
	(in thousands)
Operating Expenses:
Research and development	$(3,714)	$(5,510)	$1,796
General and administrative	$(6,207)	$(4,357)	$(1,850)
Total Operating expenses	$(9,921)	$(9,867)	$(54)

Other Income/ (Expense)	(91)	(12)	(79)

Tax credit	689	1,945	(1,256)

Net Loss	$(9,323)	$(7,934)	$(1,389)

Other comprehensive loss:
Foreign currency translation adjustment	(27)	(21)	(48)

Total Comprehensive (Loss)/Profit	$(9,350)	$(7,955)	$(1,341)

Research and Development Expenses

Research and development activities were $3.7 million for the year ended December 31, 2019 compared to $5.5 million for the year ended December 31, 2018. In the year ended December 31, 2018 the research and development activities were focused on the Milciclib and Foralumab clinical trials, which had a high cost base associated with them. These were completed by the beginning of 2019.

General and Administrative Expenses

General and administrative expenses were $6.2 million and $4.4 million for the years ended December 31, 2019 and 2018, respectively. The increase of $1.8m is predominantly attributable to a higher charge of the fair value of options from the prior year of $0.6m, due to a number of unvested forfeitures in the prior year, a movement in the realized foreign currency expense of $0.6m, additional expenses due to the adoption of IFRS16 of $0.2m and an increase in insurance expenditure of $0.2m due to additional cover for the NASDAQ listing.

Income Tax Credit

Income tax credits of $0.7 million and $1.9 million are recognized for the years ended December 31, 2019 and 2018, respectively. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure. The decrease in the provision is due primarily to the decrease in qualifying research and development expenditure incurred in the year ending December 31, 2019.

Comparison of Years Ended December 31, 2018 and 2017

The following tables summarizes our results of operations for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018 (restated)	2017 (restated)	Change
	(in thousands)
Operating Expenses:
Research and development	$(5,510)	$(6,015)	$505
General and administrative	$(4,357)	$(4,478)	$244
Total Operating expenses	$(9,867)	$(10,493)	$749

Other Income/ (Expense)	(12)	(12)	-

Tax credit	1,945	1,912	33

Net Loss	$(7,934)	$(8,593)	$782

Other comprehensive loss:
Foreign currency translation adjustment	(20)	61	(90)

Total Comprehensive (Loss)/Profit	$(7,955)	$(8,532)	$691

Research and Development Expenses

Research and development activities were $5.5 million for the year ended December 31, 2018 compared to $6 million for the year ended December 31, 2017. In the year ended December 31, 2018 the research and development activities were focused on the Milciclib and Foralumab projects. The slowdown in activities for StemPrinER enabled an extra $1m to be used for the continuation of Phase 2 clinical trials in Foralumab.

General and Administrative Expenses

General and administrative expenses were $4.4 million and $4.5 million for the years ended December 31, 2018 and 2017, respectively. Within general and administrative expenses, there were decreases in consultancy fees of $0.2m.

Income Tax Credit

Income tax credits of $1.9 million and $1.9 million are recognized for the years ended December 31, 2018 and 2017, respectively. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure.

B. Liquidity and Capital Resources

Since our inception, we have not generated any revenue and have incurred operating losses and negative cash flows from our operations. We have funded our operations to date primarily with proceeds from the sale of ordinary shares, American Depository Shares, or ADSs, and convertible loan notes.

As of December 31, 2019, we had cash and cash equivalents of $0.2 million.

Through December 31, 2019, we had received net cash proceeds of $1.9 million from the issuance of convertible loan notes.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended December 31,
	2019	2018 (restated)	2017
Net cash used in operating activities	$(6,796)	$(4,602)	$(7,533)
Net cash used in investing activities	(4)	-	(1)
Net cash provided by financing activities	1,680	10,091	1,542
Effect of exchange rate changes on cash and cash equivalents	16	(249)	254)
Net (decrease)/increase in cash and cash equivalents	$(5,104)	$5,240	$(5,738)

Net Cash Used in Operating Activities

Our use of cash in each of the years ended December 31, 2019, 2018 and 2017, resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $6.8 million during the year ended December 31, 2019 increased by $2.2 million compared to the year ended December 31, 2018.

Our use of cash in each of the years ended December 31, 2018 and 2017 resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $4.6 million during the year ended December 31, 2018 decreased by $3.0 million compared to the year ended December 31, 2017. The decrease in net cash used in operating activities was primarily due to the cash inflow from the R&D taxation credit.

Net Cash Used in Investing Activities

During the year ended December 31, 2019, we used $0.4 million of cash in investing activities for the purchases of property and equipment.

Net Cash Provided by Financing Activities

During the years ended December 31, 2019 and 2018, net cash provided by financing activities was $1.7 million and $10.1 million, respectively, consisting of net cash proceeds from our sale and issuance of ordinary shares and ADS’s and convertible loan notes.

During the years ended December 31, 2018 and 2017, net cash provided by financing activities was $10.1 million and $1.5 million, respectively, consisting of net cash proceeds from our sale and issuance of ordinary shares and ADS’s and convertible loan notes.

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

Borrowings

On October 31, 2019, we entered into a fixed term unsecured loan agreement with existing shareholders for $1,849,782 at an interest rate of 16% per annum to be repaid no later than 36 months after the date of the agreement.

The loans were converted into ordinary shares in April 2020.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments and obligations as of December 31, 2019 and 2018.

As at December 31, 2019
(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	-	-	-	-
Operating lease obligations	$870	$301	$569	-
Total	$870	$301	$569	-

As at December 31, 2018
(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	-	-	-	-
Operating lease obligations	$1,114	$423	$691	-
Total	$1,114	$423	$691	-

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors as of the date of this annual report.

Name	Age	Position
Gabriele Marco Antonio Cerrone MBA (2)	47	Executive Chairman
Willy Simon (3)	69	Non-Executive Director
Gregor MacRae	58	Non-Executive Director
Dr. Kunwar Shailubhai MBA (1),(2)	63	Chief Executive Officer, Chief Scientific Officer and Executive Director

(1)	Remuneration Committee member
(2)	Nominating Committee member
(3)	Audit Committee member

The following table sets forth information regarding our senior managers as of the date of this annual report:

Name	Position
Tiziano Lazzaretti	Chief Financial Officer
Jules S. Jacob	Senior Director, CMC & Non-Clinical Development
Dr. Vaseem A. Palejwala	Director, Clinical operations

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

Gregor MacRae – Non-Executive Director

Mr MacRae is a business adviser, who specialises in taxation and cross border solutions. Presently, Gregor is the Senior Partner of Appledore Wealth Management LLP which is a London-based high net worth business advisory partnership. Previously, Gregor has been a director of an international trust company which included holding the position of managing director of the taxation and private client groups. Gregor holds a degree in Law from University of Birmingham (LLB Hons) and is a qualified Chartered Accountant (ICAEW).

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

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	Compensation

Total Compensation for the Chairman and Non-Executive Directors

The table below sets out the total remuneration received by the Chairman and the Non-Executive Directors for the year ended December 31, 2019.

Name	Position	Fees earned or paid in cash ($)	Bonus earned or paid in cash (4) ($)	Options awarded ($) (1)	Total ($)
Gabriele Cerrone	Chairman	102,091	182,473	-	284,564
Willy Simon	Non – Executive Director	48,493	-	-	48,493
Ricardo Dalla-Favera (2)	Non – Executive Director	3,190	-	-	3,190
Leopoldo Zambeletti (3)	Non – Executive Director	-	-	-	-

(1)	Represents the fair value of incentive stock options granted during the year to December 31, 2019 using the Black-Scholes model for computing stock-based compensation expense as of the date of grant.
(2)	Dr. Dalla-Favera resigned from the board of directors on February 7, 2019.
(3)	Mr Zambeletti resigned from the board of directors on November 20, 2019.

(4)	Gabriele Cerrone Bonus covers the period from June 6, 2016 to December 31, 2019.

In addition to the annual bonus disclosed above, the Chairman is also eligible to receive two realisation bonuses as follows:

(a)	in the event that, either: (i) the Group raises, in one or a series of transactions, new equity capital in excess of £20,000,000 (after expenses); or (ii) there is a sale, in one or a series of transactions, of all or substantially all of the assets (calculated on the basis of book values) of the Group Companies (or a licence of the same on an exclusive or non-exclusive basis), where the Enterprise Value equals or exceeds £150,000,000; or (iii) there is a change of control where the Enterprise Value equals or exceeds £150,000,000, in which case the Realisation Bonus will be the amount equal to the Enterprise Value multiplied by two and a half (2.5) per cent;

(b)	In addition to the payment of the Realisation Bonus outlined above, in the event that, during this Agreement, either: (i) there is a sale, in one or a series of transactions, of all or substantially all of the assets ( calculated on the basis of book values) of the Group ( or a licence of the same on an exclusive or non-exclusive basis ), where the Enterprise Value equals or exceeds £300;000,000; or (ii) there is either a change of control where the Enterprise Value equals or exceeds £300,000,000, the Chairman will be entitled to receive an additional Realisation Bonus in the amount equal to the Enterprise Value multiplied by three and a half (3.5) per cent.

The Enterprise Value means: (i) in the case of a change of control resulting in consideration payable to the Group (for example, on a sale of its assets or licensing transaction), the total cash and non-cash consideration received by the Group; or (ii) in the case of a change of control resulting in consideration payable to the shareholders of the ordinary shares in the issued share capital of the Group from time to time, the total cash and non-cash consideration payable to the Shareholders.

Compensation of Executive Directors and Senior Managers

The table below sets the remuneration of each of the Executive Directors and Senior Managers for the financial year ended December 31, 2019.

Name	Position	Fees earned or paid in cash ($)	Bonus earned or paid in cash ($)	Options awarded ($)	Total ($)
Kunwar Shailubhai	Executive Director	600,000	210,000	-	810,000
Tiziano Lazzaretti	Chief Financial Officer	135,270	40,581	-	175,851

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

The following table summarizes: (i) the outstanding number of options and awards under the equity incentive plans; and (ii) the number of ordinary shares granted to directors, executive officers, and non-executive directors, as of June 1, 2020:

Name	Ordinary Shares	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share (£)	Grant Date	Expiration Date
Gabriele Cerrone	-	1,200,000	0.15	25/06/2014	25/06/2024
		2,000,000	0.35	25/06/2014	25/06/2024
		3,259,403	0.35	06/05/2020	05/05/2028
		550,000	0.35	06/05/2020	05/05/2028

Willy Simon	-

Kunwar Shailubhai	-	2,500,000	0.35	06/05/2020	05/05/2028
		4,700,000	0.35	06/05/2020	05/05/2030
		1,800,000	0.35	06/05/2020	05/05/2030

Tiziano Lazzaretti	-	300,000	0.35	06/05/2020	05/05/2028
		100,000	0.35	06/05/2020	05/05/2030

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

The expiration of the current terms of the members of the Board of Directors and the period each member has served in that term are as follows:

Name	Year Current Term Began	Year Current Term Expires
Gabriele Cerrone	2014	2020
Kunwar Shailubhai	2015	2020
Willy Simon	2016	2020
Gregor MacRae	2020	2020

Commencing with the 2020 annual general meeting the Company will adopt best practice for corporate governance in its country of incorporation so all directors will retire and stand for re-election at each annual general meeting (as opposed to reliance upon rotational reappointment).

Committees of Our Board of Directors

Our board of directors has three standing committees: an audit committee, a remuneration committee and a nominating committee.

Audit Committee

The audit committee, which consists of, Mr. MacRae and Mr. Simon, assists the board of directors in overseeing our accounting and financial reporting processes. Mr. Simon serves as chairman of the audit committee. The audit committee consists exclusively of members of our board who are financially literate, and Mr. Simon is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations.

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

Remuneration Committee

The remuneration committee consists of Mr. MacRae and Mr. Simon. Mr. MacRae serves as chairman of the remuneration committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees.

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

Nominating Committee

The nominating committee consists of Mr. Cerrone and Mr. Simon. Mr. Simon serves as chairman of the nominating committee. The nominating committee’s responsibilities include:

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

Executive Director and Chairman Service and Employment Agreement

Dr. Kunwar Shailubhai

We entered into an employment agreement with Dr. Kunwar Shailubhai in May 2017. This agreement entitles Dr. Shailubhai to receive an initial annual base salary of $600,000 per year. Dr. Shailubhai is eligible to receive an annual bonus of up to 35% of his base salary, such bonus amount to be determined in the company’s sole discretion. Dr. Shailubhai is also entitled to the same fringe benefits as we provide to our other executives from time to time and is eligible to receive employee share incentives. The vesting of any unvested employee share incentives held by Dr. Shailubhai will accelerate in the event his employment is terminated without cause (as such term is defined in his employment agreement), or if he resigns for good reason (as such term is defined in his employment agreement) and, in each case, such termination is upon the consummation of or within 12 months following a change of control of the company. If Dr. Shailubhai’s employment with the company is terminated without cause, or if he resigns for good reason, Dr. Shailubhai will also be entitled to receive severance equal to continuation of his base salary as then currently in effect for 12 months following his date of termination and will be eligible for reimbursement for medical coverage premiums for up to the same period. Dr. Shailubhai, his spouse and eligible dependents are entitled to stay on our health insurance plans for a period of 12 months following his termination for any reason. Dr. Shailubhai’s severance benefits are conditioned on, among other things, his execution of our standard separation agreement and a general release of claims in our favor.

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

Gabriele Cerrone

We entered into a Consultancy agreement with Gabriele Cerrone in June 2016. This agreement entitles Mr. Cerrone to receive a consultancy fee of £80,000 per year. Mr Cerrone is also eligible to receive an annual bonus of up to 50% of his base salary, such bonus amount to be determined at the discretion of the Board of Directors.

Additionally, Mr Cerrone is also eligible to receive two realisation bonuses as follows:

(a)	in the event that, either: (i) the Group raises, in one or a series of transactions, new equity capital in excess of £20,000,000 (after expenses); or (ii) there is a sale, in one or a series of transactions, of all or substantially all of the assets (calculated on the basis of book values) of the Group Companies (or a licence of the same on an exclusive or non-exclusive basis), where the Enterprise Value equals or exceeds £150,000,000; or (iii) there is a change of control where the Enterprise Value equals or exceeds £150,000,000, in which case the Realisation Bonus will be the amount equal to the Enterprise Value multiplied by two and a half (2.5) per cent;

(b)	in addition to the payment of the Realisation Bonus outlined in paragraph 4.2(a) above, in the event that, during this Agreement, either: (i) there is a sale, in one or a series of transactions, of all or substantially all of the assets ( calculated on the basis of book values) of the Group ( or a licence of the same on an exclusive or non-exclusive basis ), where · the Enterprise Value equals or exceeds £300;000,000; or (ii) there is either a change of control where the Enterprise Value equals or exceeds £300,000,000, the Chairman will be entitled to receive an additional Realisation Bonus in the amount equal to the Enterprise Value multiplied by three and a half (3.5) per cent.

The Enterprise Value means: (i) in the case of a change of control resulting in consideration payable to the Group (for example, on a sale of its assets or licensing transaction), the total cash and non-cash consideration received by the Group; or (ii) in the case of a change of control resulting in consideration payable to the shareholders of the ordinary shares in the issued share capital of the Group from time to time, the total cash and non-cash consideration payable to the Shareholders.

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

D. Employees

As of December 31, 2019, 2018 and 2017, we had 8, 9 and 5 employees, respectively. All of our employees were based in the United Kingdom, except that, as of December 31, 2019, we had 5 employees based outside of the United Kingdom in the US. All of our employees were engaged in either administrative or R&D functions. None of our employees are covered by a collective bargaining agreement.

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

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions.”

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of June 1, 2020 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and

●	each member of our board of directors and each of our executive officers.

The number of ordinary shares beneficially owned by each entity, person, board member, or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of June 1, 2020 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

	Number of Ordinary Shares Beneficially Owned
Name and address of beneficial owner	Shares	%

5% or Greater Shareholders:
Gabriele Cerrone(1)	67,571,925	40.03

Executive Officers and Directors:
Gabriele Cerrone(1)	67,571,925	40.03
Willy Simon	-	-
Kunwar Shailubhai(2)	2,505,000	1.48
Greg MacRae	-	-
Tiziano Lazzaretti(3)	168,666	*
All directors and executive officers as a group (5 persons)(4)	70,378,925	41.69

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Mr. Gabriele Cerrone is the ultimate beneficial owner of ordinary shares through Planwise Group Limited and Panetta Partners Limited.
Includes 3,200,000 stock options which are currently exercisable or exercisable within 60 days of June 1, 2020.
(2)	Consists of 2,500,000 stock options which are currently exercisable or exercisable within 60 days of June 1, 2020.
(3)	Includes of 300,000 stock options which are currently exercisable or exercisable within 60 days of June 1, 2020.
(4)	Includes of 6,000,000 stock options which are currently exercisable or exercisable within 60 days of June 1, 2020.

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

The following table presents, for the periods indicated, the reported high and low sale prices, including intra-day sales, of our ordinary shares on AIM in Pounds Sterling and U.S. dollars. For the convenience of the reader, we have translated Pounds Sterling amounts in the table below into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on May 29, 2020, which was £1.00 to $1.2320.

	Price Per Ordinary Share £		Price Per Ordinary Share $
	High	Low	High	Low

Year Ended December 31, 2019
Second Quarter	1.11	0.33	1.37	0.41
First Quarter	0.52	0.40	0.64	0.49

Year Ended December 31, 2019
First Quarter	0.64	0.43	0.79	0.53
Second Quarter	0.76	0.44	0.94	0.54
Third Quarter	0.70	0.48	0.86	0.59
Fourth Quarter	0.50	0.41	0.62	0.51

Year Ended December 31, 2018
First Quarter	1.49	0.82	1.84	1.01
Second Quarter	0.88	0.37	1.08	0.46
Third Quarter	1.45	0.37	1.79	0.46
Fourth Quarter	1.47	0.63	1.81	0.78

Year Ended December 31, 2017
First Quarter	2.10	1.66	2.59	2.05
Second Quarter	2.40	1.65	2.96	2.03
Third Quarter	1.75	1.42	2.16	1.75
Fourth Quarter	1.80	1.39	2.22	1.71

Year Ended December 31, 2016
First Quarter	2.15	1.22	2.65	1.50
Second Quarter	1.61	1.23	1.98	1.52
Third Quarter	2.02	1.35	2.49	1.66
Fourth Quarter	2.16	1.75	2.66	2.16

On May 29, 2020, the last reported sale price of our ordinary shares on AIM was £1.11 per ordinary share ($1.37 per ordinary share based on the exchange rate set forth above).

Our American Depositary Shares, or ADSs, have been trading on the Nasdaq Global Market under the symbol “TLSA” since November 20, 2018. The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the Nasdaq Global Market in U.S. dollars. The ADS prices have been adjusted to reflect the 2:1 stock split that took place in October 2019.

	Price Per ADS $
	High	Low

Monthly:
November 2018	5.595	3.925
December 2018	4.4249	3.35
January 2019	3.55	2.78
February 2019	3.375	2.85
March 2019	3.045	2.5
April 2019	6.75	5.7
May 2019	4.4335	3.2087
June 2019	4.4686	3.6
July 2019	4.0564	3.25
August 2019	3.675	3.1401
September 2019	3.8	2.6782
October 2019	3.59	1.725
November 2019	3.52	2.7013
December 2019	3.13	2.36
January 2020	3.27	2.5
February 2020	2.3923	1.6801
March 2020	5.26	1.71
April 2020	3.4	1.8
May 2020 (through May 29, 2020)	6.61	2.82

On May 29, 2020, the last reported sale price of our ADS’s on the Nasdaq Global Market was $6.61 per ADS.

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

U.K. Taxation

The following is intended as a general guide to current U.K. tax law and HM Revenue & Customs, or HMRC, published practice applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all U.K. tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from U.K. taxation. It is written on the basis that the company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from U.K. land, and that the company is and remains solely resident in the U.K. for tax purposes and will therefore be subject to the U.K. tax regime and not the U.S. tax regime save as set out above under “U.S. Federal Income Taxation.”

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

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AN DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2019. Based on that evaluation, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer have concluded that as of  December 31, 2019, due to the existence of the material weaknesses in the Company’s internal control over financial reporting described below, the Company’s disclosure controls and procedures were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and IFRIC interpretations as applicable to companies reporting under IFRS.

Because of their inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial over financial reporting based on the framework described in Internal Control-Integrated Framework issued by the Commission of Sponsoring Organizations of the Treadway Commission, as revised in 2013. Based on that evaluation, management has concluded that the Company did not maintain effective internal control over financial reporting as of the period ended December 31, 2019 due to the existence of the material weaknesses in internal control over financial reporting described below.

Material Weaknesses

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management has determined that the Company did not maintain effective internal control over financial reporting as of the period ended December 31, 2019 due to the existence of the following material weaknesses identified by management. The material weaknesses identified below did not result in a material misstatement of our consolidated financial statements, and management believes that our consolidated financial statements present fairly the consolidated financial position, results of operations and cash flows for the periods covered. However, management recognizes that the failure of the internal control over financial reporting to operate effectively as described below could have resulted in a material misstatement which may not have been detected by our controls:

Lack of Accounting Resources

Due to the limited financial resources available for expenditure other than research and development, the Company had a lack of accounting resources resulting in over reliance on professional opinions, a weakness in monitoring controls and other oversight procedures, which resulted in corrected  misstatements.

Control Environment

The Company did not maintain an effective control environment. The control environment, which is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its people, and is the foundation for all other components of internal control over financial reporting. Our control environment was ineffective because:

●

We developed a Code of Ethics policy,which should be communicated and acknowledged by all employees, officers, and directors on an annual basis; the policy was developed but not communicated or acknowledged.

●	We did not timely develop and communicate an employee handbook for employees to consult in the event an issue arises; and

●	We did not complete formal performance evaluations for employees responsible for governance and internal controls.

Remediation efforts

Management intends to remediate this item in the following manner:

i.	Additional funds have been made available from recent fundraising to enable the Company to address its lack of accounting resources.

ii	Periodic assessments will be performed to evaluate the sufficiency of the Company’s accounting resources and needs for recruiting additional personnel, in addition to providing our accounting personnel with regular training over applicable IFRS accounting standards, complex accounting and financial reporting subject matter, and SEC reporting.

iii.	Perform a recertification, at least annually, of all employees that they have read and understand the Company’s Code of Ethics.

iv.	Develop and maintain an Employee Handbook, for employees to reference.

v.	Perform evaluations of all employees who impact Internal Controls over Financial Reporting.

We intend to complete the remediation of the material weaknesses discussed above as soon as practicable, but we can give no assurance that we will be able to do so. Designing and implementing effective disclosure controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. The remedial measures that we have taken and intend to take may not fully address the material weaknesses that we have identified, and material weaknesses in our disclosure controls and procedures may be identified in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The members of our audit committee are Mr Willy Simon and Mr. Gregor MacRae. Mr. Willy Simon is the chair of the audit committee. Each of our audit committee members satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Marketplace Rules and the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. Our board of directors has determined that Mr. Willy Simon is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

	Year Ending December 31,
	2019	2018
	(in thousands)
Audit fees	104	56
Other assurance services	71	57

Total	175	113

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

ITEM 18: FINANCIAL STATEMENTS

See the Financial Statements beginning on page F-1.

ITEM 19: EXHIBITS

Exhibit No.	Description

3.1	Memorandum and Articles of Association of Tiziana Life Sciences PLC. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
2.1	Form of Deposit Agreement. incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Form F-1 filed on September 25, 2018).
2.2	Form of American Depositary Receipt (included in Exhibit 4.1).
4.1	License Agreement relating to Milciclib between Nerviana Medical Services S.r.l. and Tiziana Life Sciences PLC, dated January 2015 (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.2	License and Sublicence Agreement relating to CD3 (NI-0401) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2014. incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.3	License and Sublicence Agreement relating to IL-6r (NI-1201) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2016. (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.4	License Agreement relating to a novel formulation of Foralumab in a medical device for nasal administration between The Brigham and Women’s Hospital, Inc. and Tiziana Life Sciences plc, dated April 2018. (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.5*	Annual Lease for 55 Park Lane, Suite 14a, London W1K 1NA, United Kingdom, dated June 29, 2018.
4.6	Five-Year Lease for 420 Lexington Avenue, Suite 2525, New York, United States, dated August 2, 2016.
4.7	Annual Lease for 3084 Old Easton Road, Doylestown, Pennsylvania, United States, as amended, dated October 1, 2018. (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.8	Tiziana Life Sciences plc Employee Share Option Plan, with Non-Employee Sub-Plan and US Sub-Plan, adopted by the Board on 23 March 2016 and approved by shareholders on June 30, 2016. (incorporated by reference to Exhibit 4.7 to Form 20-F filed on April 4, 2019).
4.9	Amended and Restated Service Agreement dated July 11, 2019, between the Registrant and Dr. Kunwar Shailubhai (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to Form F-1 filed on July 11, 2019)
4.10	Form of Deed of Indemnity for board members. (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.11	ATM Sales Agreement dated April 10, 2020 by and between Tiziana Life Sciences plc and ThinkEquity, a division of Fordham Financial Management, Inc. (incorporated by reference to Exhibit 1.1 to Form 6-K filed on April 14, 2020).
8.1	List of Subsidiaries.
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Mazars LLP.

*	Filed Herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Tiziana Life Sciences plc

By:	/s/ Kunwar Shailubhai
Kunwar Shailubhai
Chief Executive Officer

Date: June 17, 2020

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TIZIANA LIFE SCIENCES PLC

Financial Statements and Notes to Financial Statements to be provided under separate cover

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Tiziana Life Sciences plc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Tiziana Life Sciences plc and its subsidiaries (the Group) as of December 31, 2019 and 2018, together with the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 21, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material uncertainty related to going concern

We draw attention to note 2 in the financial statements concerning the applicability of the going concern basis of preparation. The Group is pre revenue and its business model requires significant ongoing expenditure on research and development. In the period to December 31, 2019 the Group incurred losses after taxation of $9,323,000. At December 31, 2019 the Group had net liabilities of $5,514,000 and cash and cash equivalents of $200,000. In note 2 the directors explain that to date they have successfully raised funds to finance clinical trials. Subsequent to the year end the Group has raised $12m in new equity. However, further significant funding will be required to continue their development programmes and to meet liabilities as they fall due. As the directors are confident that the Group will raise the additional funding they have prepared the consolidated financial statements on the going concern basis. The Group needs to secure sufficient investment to fund their clinical trials in full, and ongoing working capital requirements. These conditions indicate that a material uncertainty exists about the Group’s ability to continue as a going concern beyond 12 months.

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

/s/ Mazars LLP

London, England

June 17, 2020

TIZIANA LIFE SCIENCES PLC

Consolidated Balance Sheets

(In thousands)

	Year ended December 31,
	2019	2018 (restated)
	$	$
ASSETS
Current assets:
Cash and cash equivalents	200	5,304
Prepayments and other receivables	165	567
Finance lease receivable	143	-
Taxation receivable	675	1,018
Related party receivables	322	24
Total current assets	1,505	6,913

Property and Equipment, net	6	7
Finance lease receivable	149	-
Right of use asset	433	-
Other non-current assets	285	-
Total non-current assets	873	7

Total assets	2,378	6,920

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Current liabilities:
Accounts payable and accrued expenses	6,396	5,954
Lease Liability	279
Related party payable	594	447
Other liabilities	82
Total current liabilities	7,351	6,401

Lease Liability (Non-Current)	541	-
Total liabilities	7,892	6,401

Shareholders’ Equity:
Called up share capital (136,654,516 shares are issued and outstanding; 2018: 136,463,818)	8,599	8,592
Share premium	39,931	39,832
Share based payment reserve - Options	5,163	3,854
Share based payment reserve - warrants	2,419	1,874
Convertible loan note reserve	1,357	-
Other reserve	(46,171)	(46,171)
Translation reserve	1,940	1,967
Capital reduction reserve	41,292	41,292
Retained earnings	(60,044)	(50,721)
Total shareholders’ equity	(5,514)	519
Total liabilities and shareholders’ equity	2,378	6,920

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES PLC

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except loss per share)

	Year ended December 31,
	2019	2018 (restated)	2017 (restated)
	$	$	$
Revenue
Cost of revenue	-	-	-
Gross Profit	-	-	-

Operating expenses:
Research and Development	(3,714)	(5,510)	(6,015)
Operating Expenses	(6,207)	(4,357)	(4,478)
Total operating expenses	(9,921)	(9,867)	(10,493)

Loss from operations	(9,921)	(9,867)	(10,493)

Other income/(expense):
Finance Income/(expense)	(91)	(12)	(12)

Loss from operations before income taxes	(10,012)	(9,879)	(10,505)

Income tax provision	689	1,945	1,912

Loss for the year	(9,323)	(7,934)	(8,593)

Other Comprehensive loss:
Currency translation	(27)	(21)	61
Comprehensive loss	(9,350)	(7,955)	(8,532)

Basic and diluted loss per share attributable to common shareholders	$(0.07)	$(0.06)	$(0.09)

TIZIANA LIFE SCIENCES PLC

Consolidated Statements of Shareholders’ Equity

(In thousands)

	Shares	Share Capital	Share Premium	Share Based Payment Reserve (Options)	Share Based Payment Reserve (warrants)	Convertible Loan Note Reserve	Merger Reserve	Other Reserve	Retained Earnings	Capital Redemption Reserve	Translation Reserve	Capital Reduction Reserve	Total Equity
		$	$	$	$	$	$	$	$	$	$	$	$
Balance at 31 December 2016	94,393,401	6,903	8,943	2,647	271	17,158	-	(46,171)	(29,726)	-	2,771	41,292	4,088
Prior period adjustment	-	-		-	648	(374)	-	-	(274)			-	-
Opening Balance as at 1 January 2018 (Restated)		6,903	8,943	2,647	919	17,158	-	(46,171)	(30,000)	-	2,771	41,292	4,088

Issue of share capital	2,206,190	84	1,464	-	-	-	-	-	-	-	-	-	1,548
Share based payment (options)		-	-	1,324	-	-	-	-	-	-	-	-	1,324
Share based payment (warrants)		-	-	-	308	-	-	-	-	-	-	-	308
Option forfeited in the year		-	-	(758)	-	-	-	-	-	-	-	-	(758)
Options cancelled in the year		-	-	-	-	-	-	-	(142)	-	-	-	(142)
Convertible loan note – equity component		-	-	-	-	419	-	-	(419)	-	-	-	-
Convertible loan note interest		-	-	-	-	3,610	-	-	(3,610)	-	-	-	-
Share based payment (warrants)			(726)		237	375							(114)
Convertible Loan Note Conversion	28,455,214	1,154	20,878	-	-	(21,188)	-	-	-	-	(844)	-	-
Total transactions with owners	30,661,404	1,238	21,616	566	545	(16,784)	-	-	(4,171)	-	(844)	-	2,166
Comprehensive income
Loss for the period		-	-	-	-	-	-	-	(8,593)	-	-	-	(8,593)
Translation		-	-	-	-	-	-	-	-	-	61	-	61
Total comprehensive income		-	-	-	-	-	-	-	(8,593)	-	61	-	(8,532)
Balance at 31 December 2017 (restated)	125,054,805	8,141	30,559	3,213	1,464	-	-	(46,171)	(42,764)	-	1,988	41,292	(2,278)

Issue of share capital	11,409,013	451	9,556	-	-	-	-	-	-	-	-	-	10,007
Convertible loan note interest		1	22	-	-	-	-	-	(23)	-	-	-	-
Share based payment (options)		-	-	641	-	-	-	-	-	-	-	-	641
Share based payment (warrants)		-	(305)	-	410	-	-	-	-	-	-	-	105
Total transactions with owners	190,698	452	9,273	641	410	-	-	-	(23)	-	-	-	10,752
Comprehensive income		-	-	-	-	-	-	-	-	-	-	-	-
Loss for the period		-	-	-	-	-	-	-	(7,934)	-	-	-	(7,934)
Translation		-	-	-	-	-	-	-	-	-	(21)	-	(21)
Total comprehensive income		-	-	-	-	-	-	-	(7,934)	-	(21)	-	(7,955)
Balance at 31 December 2017	136,463,818	8,592	39,832	3,854	1,874	-	-	(46,171)	(50,721)	-	1,967	41,292	519
Issue of share capital	190,698	7	99	-	-	-	-	-	-	-	-	-	106
Convertible loan note issued						1,850							1,850
Convertible loan note interest						52							52
Share based payment (options)				1,309									1,309
Share based payment (warrants)					545	(545)							-
Total transactions with owners	190,698	7	99	1,309	545	1,357	-	-	-	-	-	-	3,317
Comprehensive income
Loss for the period									(9,323)				(9,323)
Translation											(27)		(27)
Total comprehensive income									(9,323)		(27)		(9,350)
Balance at 31 December 2019	136,654,516	8,599	39,931	5,163	2,419	1,357		(46,171)	(60,044)	-	1,940	41,292	(5,514)

The capital reduction reserve includes reserves designated as realized profits available for distribution under section 830(2) of the Companies Act 2006 arising from the court approved capital reduction detailed in notes 16 and 21.

TIZIANA LIFE SCIENCES PLC

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31,
	2019	2018 (restated)	2017 (restated)

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from operations before income taxes	$(10,012)	$(9,879)	$(10,505)
Adjustments to reconcile net loss to net cash used in operating activities:
Convertible loan interest accrued	50	12	12
Convertible loan interest paid as equity	-	21	-
Shares issued in lieu of fees	105	55	-
Share based payment – options	1,266	672	539
Cancellation of options	-	-	(135)
Share based payment – warrants	-	60	171
Net (increase) in related party receivables	(287)	-	-
Net increase in related party payables	436	144
Net (increase)/decrease in operating assets/other receivables	159	(180)	54
Net increase/(decrease) in operating liabilities /other liabilities	(23)	1,979	2,304
Depreciation	5	16	13
Loss on foreign exchange	165	(296)	45
Lease adjustment	-	3	(31)
Depreciation of right-of-use asset	248	-	-
Loss om disposal of right of use asset	71	-	-
Increase in taxation receivable	1,021	2,791	-
Net cash used in operating activities	(6,796)	(4,602)	(7,533)

CASH FLOWS FROM INVESTING ACTIVITIES
PPE	(4)	-	(1)
Acquisition of other investments	-	-
Net cash used in investing activities	(4)	-	(1)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	-	9,917	1,542
Proceeds from issuance of convertible loan notes	1,880	-	-
Proceeds from issuance of warrants	-	1,509	-
Repayment of leasing liabilities	(200)	-	-
Fundraising cost	-	(1,335)	-
Net cash provided by financing activities	1,680	10,091	1,542

Net increase/(decrease) in cash and cash equivalents	(5,120)	5,489	(5,992)

Cash and cash equivalent, beginning of period	5,304	64	5,802
Exchange difference	16	(249)	254
Cash and cash equivalent, end of period	200	5,304	64

TIZIANA LIFE SCIENCES PLC

Notes to Consolidated Financial Statements

1.	GENERAL INFORMATION

Tiziana Life Sciences PLC is a public limited company incorporated in the United Kingdom under the Companies Act and quoted on the AIM market of the London Stock Exchange (AIM: TILS) and on the NASDAQ Capital Market (NDAQ: TLSA). The address of its registered office is given on page 1. The principal activities of the Company and its subsidiaries (the Group) are that of a clinical stage biotechnology company focused on targeted drugs to treat diseases in oncology and immunology.

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

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and IFRIC interpretations as applicable to companies reporting under IFRS. These accounts have been prepared under the historical cost convention.

Going Concern

The Group incurred losses during the year and has net assets at the year end.

The Group is in the early stages of developing its business focusing on the discovery and development of novel molecules that treat human disease in oncology and immunology. As the Group is pre-revenue, the Directors expect the Group to incur further losses and to require significant capital expenditure in continuing to develop clinical stage development therapeutic candidates in both oncology and immunology. The Group has successfully funded clinical trials to date and going forward will need to continue to secure additional investment to fund the clinical trials.

The Directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation.  On the basis of those projections, the directors conclude that the company will be able to meet its liabilities as they fall due for the next 12 months from the date when these financial statements are issued.

Until and unless the Group and Company secures sufficient investment to fund their clinical pipeline, there is a material uncertainty about the Group and Company’s ability to continue as a going concern after the next 12 months, and therefore about the applicability of the going concern basis of preparation.  The financial statements do not include the adjustments that would be required if the going concern basis of preparation was considered inappropriate.

The directors do not believe that Brexit will have an impact on the Group’s ability to raise funds as it has access to the US market due to its listing on the Nasdaq.

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

Taxation

The tax expense for the year represents the total of current taxation and deferred taxation. The charge in respect of current taxation is based on the estimated taxable profit for the year. Taxable profit for the year is based on the profit as shown in the income statement, as adjusted for items of income or expenditure which are not deductible or chargeable for tax purposes. The current tax liability for the year is calculated using tax rates which have either been enacted or substantively enacted at the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and expected to apply when the related deferred tax is realized, or the deferred liability is settled. Deferred tax assets are recognized to the extent that it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

Research and Development tax credits are provided for in the year that the costs are incurred. These are estimated based on eligible research and development expenditure. Any difference rebated are recognized in the following year, when the cash is received from the UK tax authorities.

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

License fees

Payments related to the acquisition of rights to a product or technology are capitalised as intangible assets if it is probable that future economic benefits from the asset will flow to the entity and the cost of the asset can be reliably measured.

Payments made which provide the right to perform research are carefully evaluated to determine whether such payments are to fund research or acquire an asset. Licence fees expenses are recognised as incurred.

Research and development

All on-going research and development expenditure is currently expensed in the period in which it is incurred. Due to the regulatory environment inherent in the development of the Group’s products, the criteria for development costs to be recognised as an asset, as set out in IAS 38 ‘Intangible Assets’, are not met until a product has been granted regulatory approval and it is probable that future economic benefit will flow to the Group. The Group currently has no qualifying expenditure.

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

The Group's financial liabilities include trade and other payables.

Warrants

Warrants issued by the Group to investors as part of a share subscription are compound financial instruments where the warrant meets the definition of a financial liability.

The financial liability component is initially measured at fair value in the Consolidated Statement of Financial Position. Equity is measured at the residual between the subscription price for the entire instrument and the liability component. The financial liability component is remeasured depending on its classification. Equity is not remeasured.

Investments

Investments are held as non-current assets and comprise investments in subsidiary undertakings and are stated at cost less provision for any impairment.

Share capital

Ordinary shares of the Company are classified as equity.

Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalised as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss.

(ii) Depreciation

Depreciation is calculated on the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

The estimated useful lives for the current period and the comparative period are as follows.

Fixtures and fittings	5 years
IT and equipment	3 years

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

Leases

IFRS 16 Leases was issued in January 2016 and was implemented by the Group from 1 January 2019. The Standard replaces IAS 17 and requires lease liabilities and ‘right of use’ assets to be recognised on the balance sheet for almost all leases. The adoption methodology of IFRS 16 is the cumulative catch-up method, and the impact of adoption was to recognise a right of use asset of $1,098k and a lease liability of $1,098k on 1 January, 2019.

Fair Value Measurement

Management have assessed the categorisation of the fair value measurements using the IFRS 13 fair value hierarchy. Categorisation within the hierarchy has been determined on the basis of the lowest level of input that is significant to the fair value measurement of the relevant asset as follows;

Level 1 - valued using quoted prices in active markets for identical assets

Level 2 - valued by reference to valuation techniques using observable inputs other than quoted prices included within Level 1;

Level 3 - valued by reference to valuation techniques using inputs that are not based on observable market data.

Share based payments

The calculation of the fair value of equity-settled share based awards and the resulting charge to the statement of comprehensive income requires assumptions to be made regarding future events and market conditions. These assumptions include the future volatility of the Company's share price. These assumptions are then applied to a recognised valuation model in order to calculate the fair value of the awards.

Where employees, directors or advisers are rewarded using share based payments, the fair value of the employees', directors' or advisers' services are determined by reference to the fair value of the share options/warrants awarded. Their value is appraised at the date of grant and excludes the impact of any nonmarket vesting conditions (for example, profitability and sales growth targets). Warrants issued in association with the issue of Convertible Loan Notes are also considered as share based payments and a share based payment charge is calculated for these too.

In accordance with IFRS 2, a charge is made to the statement of comprehensive income for all share-based payments including share options based upon the fair value of the instrument used. A corresponding credit is made to a share based payment reserve - options, in the case of options/warrants awarded to employees, directors, advisers and other consultants.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options/warrants expected to vest. Non market vesting conditions are included in assumptions about the number of options / warrants that are expected to become exercisable.

Estimates are subsequently revised, if there is any indication that the number of share options/warrants expected to vest differs from previous estimates. No adjustment is made to the expense or share issue cost recognised in prior periods if fewer share options ultimately are exercised than originally estimated.

Upon exercise of share options/warrants, the proceeds received are allocated to share capital with any excess being recorded as share premium.

Where share options are cancelled, this is treated as an acceleration of the vesting period of the options. The amount that otherwise would have been recognised for services received over the remainder of the vesting period is recognised immediately within the Statement of Comprehensive Income.

All goods and services received in exchange for the grant of any share based payment are measured at their fair value.

Convertible loan notes

Where there is no option to repay in cash or the Company has the choice of settlement, and the interest rate is fixed

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

Where the above conditions are not met

The Group considers these to be convertible debt instruments and records the principal of the loan note as a debt liability in the liabilities section of the statement of financial position. The accrued interest on the principal amount is recorded in the income statement and as an increase in the debt liability. Upon redemption of the instrument and the issue of share capital, the amount is reclassified from the debt liability to share capital and share premium.

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

4	CHANGES IN ACCOUTING POLICIES AND PRIOR YEAR ADJUSTMENTS

IFRS 16 Leases

The group has adopted IFRS 16 retrospectively from 1 January 2019 but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 January 2019.

On adoption of IFRS 16, the group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 January 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 3.35%.

The Group assesses whether a contract is or contains a lease at inception of the contract. The Group recognises a right-of-use assets and corresponding lease liabilities at the lease commencement date, except for short term leases and leases of low value. For these leases, the lease payments are recognised as an operating expense on a straight-line basis over the term of term of the lease.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liabilities adjusted for any lease payments made at or before the commencement date, plus any initial costs incurred. The right-of-use assets are subsequently measured at cost less accumulated depreciation and impairment losses. The right-of-use assets are from the commencement date depreciated over the shorter period of lease term and useful life of the underlying asset. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use assets are periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liabilities, e.g. revised discount rate, change in the lease term or change in future lease payments resulting from a change in an index.

The lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate determined by the Group’s borrowing rate.

2019 $000
Operating lease commitments disclosed under IAS17 as at 31 December 2018	1,142
Remaining lease commitments discounted using the Group’s incremental borrowing rate as at the date of initial application	1,098
Lease Liability recognised as at 1 January 2019	1,098
Of which:
Current lease liabilities	260
Non-current lease liabilities	839

The associated right-of-use assets for all leases were measured at the amount equal to the lease liability.

The recognised right-of-use assets relate to the following types of assets:

	31 December 2019	1 January 2019
	$000	$000
Properties	433	1,098
Total right-of-use assets	433	1,098

In applying IFRS 16 for the first time, the group has used the following practical expedients permitted by the standard:

●	the use of a single discount rate of 3.35% to a portfolio of leases with reasonably similar characteristics;

●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Accounting for Warrants – Prior period adjustment

During the year, the Group reviewed its accounting treatment for warrants. The Group has warrants that had been issued in lieu of fees and warrants that had been issued as an additional incentive for investors to enter into a Convertible Loan Note agreement.

Warrants issued in lieu of fees

In prior years the fair value at date of grant had been expensed to the Statement of Income based on the vesting period of the warrant. The Group recognises that the fair value at the date of grant should be recognised over the life of the service for which the warrant was provided.

Warrants issued as incentive

In prior years the fair value at date of grant had been expensed to the Statement of Income based on the vesting period of the warrant. The Group recognises that the fair value of the warrants should be recognised as a cost of fundraising and fully recognised at the date of issuance of the Convertible Loan Note.

The adjustments have impacted the prior period and earlier periods and the impact on the financial statements is as follows:

	1 January 2017	Adjustment	1 January 2017
	$’000	$’000	$’000 (Restated)
Consolidated Balance Sheet (Extract)
Convertible loan note reserve	17,158	(374)	(16,784)
Share based payment reserve (warrants)	271	648	919
Retained Earnings	(29,726)	(274)	(30,000)
Total Equity	4,0883	-	4,088)

	31 December 2017	Adjustment	31 December 2017
	$’000	$’000	$’000 (Restated)
Consolidated Balance Sheet (Extract)
Share Premium	31,284	(725)	30,559
Share based payment reserve (warrants)	579	885	1,464
Translation reserve	1997	(9)	1,988
Retained Earnings	(42,613)	(151)	(42,764)
Total Equity	(2,278)	-	(2,278)

	31 December 2018	Adjustment	31 December 2018
	$’000	$’000	$’000 (Restated)
Consolidated Balance Sheet (Extract)
Share Premium	40,862	(1,030)	39,832
Share based payment reserve (warrants)	743	1,131	1,874
Translation reserve	1977	(91)	1,967
Retained Earnings	50,630)	(10)	(50,721)
Total Equity	519	-	519

	31 December 2018	Adjustment	31 December 2018
	$’000	$’000	$’000 (Restated)
Consolidated Statement of Comprehensive Income (Extract)
Operating Expenses	(4,418)	60	(4,358)
Loss before taxation	(9,939)	60	(9,879)

5.	OPERATING LOSS

The Group’s operating loss are stated after charging the following:

	Year Ended December 31,
	2019 $’000	2018 $’000	2016 $’000
License fee	553	662	662
Depreciation of Property, Plant and Equipment	5	13	13
Depreciation (Right-of-use asset)	245
Foreign exchange (gain)/losses	165	45	45
	967	720	720

6.	SEGMENTAL REPORTING

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

7.	EMPLOYEES

	Year ended December 31,
	2019 $’000	2018 $’000	2017 $’000
Group
Staff costs comprised:
Directors’ salaries (including bonus)	1,145	606	457
Employee’s wages, salaries and bonus	696	712	861
Social security costs	609	491	491
Share based payment charge	1,266	539	539
	3,716	2,348	2,348
The average monthly number of employees, including directors, employed by the group during the year was:
Research and Development	5	6	6
Corporate and administration	4	5	5
	9	11	11

8.	REMUNERATION OF KEY MANAGEMENT PERSONNEL

	Year ended December 31,
$’000	2019			2018			2017
	Directors fees	Bonus	Salary	Directors fees	Bonus	Salary	Directors fees	Salary

W Simon	48	-	-	51	-	-	49	-
G. Cerrone (1)	102	182	-	124	-	-	86	-
R. Dalla-Favera	3	-	-	26	-	-	26	-
K. Shailubhai (2)	-	210	600	-	105	300	10	286
	153	392	600	201	105	300	171	286

(1)	Gabriele Cerrone’s bonus covers the period June 9, 2016 to December 31, 2019

(2)	Kunwar Shailubhai became an employee of the company on May 24, 2017, at which point he ceased to be a non-executive director.

The following share options were granted to directors in the following periods:

	Year ended December 31,
	2019	2018	2017
	Number of options	Number of options	Number of options

G. Cerrone	-	550,000	-
K. Shailubhai	-	6,500,000	400,000
L. Zanbeletti	-	550,000
	-	7,600,000	400,000

The key management personnel of the Group are considered to be represented by the directors and officers of the company.

No director has yet benefitted from any increase in the value of share capital since issuance of the options.

No director exercised share options in the year.

For the year ended December 31, 2019, the company made $15k (2018: $17k; 2017: $6k) of payments to defined contribution pension schemes on behalf of directors or employees.

9.	FINANCE COSTS

	Year ended December 31,
	2019 $’000	2018 $’000	2017 $’000
Group
Finance Income
Finance income received on net investment in lease	1	-	-
Total finance income	1	-	-

Finance Expense
Finance charge accrued on convertible loan notes	61	12	12
Interest expense on lease liabilities	31	-	-
Total finance Expense	92	12	12
Total Finance Cost	92	12	12

10.	TAXATION

	Year Ended December 31,
	2019 $’000	2018 $’000	2017 $’000
Group
Current year tax (credit)	(661)	(1,067)	(489
Adjustments due to prior periods	(28)	(879)	(1,423)
Total tax (credit) for the period	(689)	(1,945)	(1,912)

The tax charge for the year is different from the standard rate of corporation tax in the United Kingdom of 21.49%. The difference can be reconciled as follows:
Loss before taxation	(10,013)	(9,939)	(10,628)
Loss charged at standard rate of corporation tax 19% (2018: 19%; 2017: 19.25%)	(1,903)	(1,888)	(2,046)
Other timing differences	-	1,104	2,889
Movement in unrecognised deferred tax	(241)	-	-
Expenses not deductible for taxation	1,727	176	31
Adjustments due to prior periods	(28)	(879)	(1,423)
Research and development claim	(285)	(459)	(1,366
Consolidation adjustment in relation to foreign exchange movements	(689)	-	-
Other timing differences	-	-	3
	(689)	(1,945)	(1,912)

The Research and Development claim has been calculated in accordance with the R&D tax relief available to small and medium sized entities, whereby the entity is able to claim a cash tax credit (if loss making), worth up to 14.5% of the surrenderable losses.

The adjustments due to prior periods relates to R&D tax relief claims for the prior period. Under UK tax legislation, a 2 year window is available under which R&D tax relief can be claimed.

No deferred tax asset has been recognized in respect of trading losses carried forward because of uncertainty as to when these losses will be recoverable.

The amount of tax losses for which no deferred tax assets has been recognized for the year ended December 31, 2019 is $3,517 (2018; $3,928; 2017; $4,738).

11.	LOSS PER SHARE

Basic loss per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2019	2018 (Restated)	2017

(Loss) attributable to equity holders of the company ($000)	(9,323)	(7,934)	(8,716)
Weighted average number of ordinary shares in issue	136,482,627	127,553,866	106,403,903
Basic loss per share (cents per share)	(6.83)	(6.22)	(8.59)

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

The earnings have been amended to include the interest accrued on Convertible Loan Notes.

12.	PROPERTY, IT AND EQUIPMENT

Details of the Groups property, IT and equipment are as follows:

$000	Furniture and fixtures	IT equipment	Total

Cost
At 1 January 2018	15	31	46
Additions	-	-	-
Disposals	-	-	-
At 31 December 2018	15	31	46

Depreciation
At 1 January 2018	3	20	23
Charge in year	6	10	16
At 31 December 2018	9	30	39

Net Book Value as at 31 December 2018	6	1	7

$000	Furniture and fixtures	IT equipment	Total

Cost
At 1 January 2019	15	31	46
Additions	-	4	4
Disposals	-	-	-
At 31 December 2019	15	35	50

Depreciation
At 1 January 2019	9	30	39
Charge in year	3	2	5
At 31 December 2019	12	32	44

Net Book Value as at 31 December 2019	3	3	6

13.	OTHER RECEIVABLES

$000	Year ended December 31,
	2019	2018
Group
Other receivables	134	246
Taxation receivable	676	1,019
Related party receivable	324	25
Prepayments	28	42
Other current assets	-	276
	1,162	1,609

There are no differences between the carrying amount and fair value of any of the trade and other receivables above.

14.	OTHER ASSETS

In June 2016, the Board approved the purchase of the data repository of DNA samples from SharDNA (an Italian entity in liquidation) for EUR 258k, approximately £217k and $268k.

Management recognizes that the transaction is not the purchase of a business but the purchase of key assets owned by SharDNA. These assets are owned by Tiziana Life Sciences PLC.

The validity to the sale of the assets has been confirmed by the Italian judicial system. The Company is still unable to utilise these assets until the resolution of the outstanding data protection legal action. For this reason, the investment has been recognised as a non-current asset until such a time that the Company is able to use this asset.

The Company has not recognised a contingent liability in respect of the legal action as the outcome is uncertain and cannot be considered as probable to occur.

15.	FINANCE LEASE RECEIVABLE

In November 2019, the Group subleased one of its leased office spaces in its entirety. The sublease runs for the remaining term of the original lease, until October 2021. The sublease has been classified as a finance lease receivable

Finance lease receivable	31 Dec 2019	1 Jan 2019
	$000	$000
Current	142	-
Non-current	149	-
	292	-

The undiscounted lease payments to be received over the next 5 years are as follows:

	1 Year	2 years	3 or more years
	$000	$000	£000
Undiscounted lease payments receivable	149	150	-
	149	150	-

During the year ending December 31 2019, the Group received $34k of income from its subleasing activities.

Finance Lease Receivable	31 December 2019
$000
Finance Lease receivable as at 1 Nov 2018	327
Sublease income	(36)
292

16.	INVESTMENTS IN SUBSIDIARIES

The company’s interest in subsidiary undertakings is as follows:

Name	Principal activity	Registered Address	Percentage shareholding	Country of incorporation
Tiziana Pharma Limited	Clinical stage biotechnology company	3rd Floor, 11-12 St James’s Square, London, SW1Y 4LB	100%	England & Wales
Tiziana Therapeutics, Inc.	Clinical stage biotechnology company	420 Lexington Avenue Suite 2525 New York, NY 10170	100%	USA
Longevia Genomics SRL	Biotech Discovery Company	Via Constantinpoli 42 09100-Cagliari (CA)	100%	Italy

Tiziana Therapeutics, Inc. was incorporated on 28 October 2015. This entity was set up to house the company’s US operations.

Longevia Genomics SRL was incorporated on 4 July 2016. This entity was established to enable the company to carry out R&D activities in Sardinia.

17.	SHARE CAPITAL

Company and Group

	2019	2018	2019	2018	2019	2018
	Ordinary Shares		Deferred Shares		$000
In issue at 1 January	136,463,818	125,054,805	-	-	8,592	8,141
Issued for cash	-	7,742,167	-	-	-	311
Issued in lieu of consultancy fees	190,698	-	-	-	7	-
Conversion of Convertible Loan notes	-	-	-	-	-	-
Conversion of warrants	-	1,454,644	-	-	-	56
Conversion of Loan	-	2,137,625			-	82
In lieu of commission	-	74,577	-	-	-	2
In issue at 31 December	136,654,516	136,463,818	-	-	8,599	8,592

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

Issuance of ordinary shares

In November 2019, 190,968 new ordinary shares were issued in lieu of a consultancy fee of $105,000.

18.	SHARE BASED PAYMENTS

Group and Company Options

The company operates share-based payment arrangements to remunerate directors and key employees in the form of a share option scheme. The exercise price of the option is normally equal to the market price of an ordinary share in the company at the date of grant.

	2019		2018		2017
	Weighted		Weighted		Weighted
	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	107	18,617	125	10,717	90	12,449
Granted	-	-	104	9,500	216	668
Forfeited	(152)	(2,238)	(219)	(1,600)	(20)	(2,400)

Outstanding at 31 December	113	16,379	107	18,617	125	10,717

Exercisable at 31 December	67	5,521	50	5,236	57	5,011

No options were exercised during the years ended 31st December 2019, 2018 and 2017.

The total outstanding fair value of the share option instruments is deemed to be approximately $5,011k as at December 31, 2019 (2018: $6,591k; 2017: $6,217k).

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

The company has estimated a forfeiture rate of zero.

	30 April 2018	30 August 2017	10 March 2017

Grant date share price	$1.041	$2.156	$2.331
Exercise share price	$1.041	$2.156	$2.331
Vesting periods	Yr1, Yr 2, Yr 3, Yr4	Yr 1, Yr 2, Yr 3, Yr4	Yr1, Yr 2, Yr 3, Yr4

Risk free rate	0.69% to 1.03%	0.69% to 1.09%	0.38% to 1.09%
Expected volatility	58% to 60%	58% to 60%	80% to 167%
Option life	10 years	10 years	10 years
Weighted average share price	$1.041	$2.156	$2.331
Weighted average fair value per share option	$0.484	$0.770	$1.433

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

Warrants

On March 2, 2015, warrants were granted over 600,000 shares at an exercise price of $0.74 per share in lieu of the issue of options. The warrants are exercisable until December 31, 2021.

On May 31, 2015, warrants were granted over 292,500 shares at an exercise price of $0.97 per share in lieu of fundraising fees. The warrants are exercisable until May 31, 2022.

On November 11, 2017, warrants were granted over 100,000 shares at an exercise price of $2.16 per share in conjunction with a Convertible Loan Note. The warrants are exercisable until November 20, 2022.

On December 11, 2017, warrants were granted over 183,333 shares at an exercise price of $2.16 per share in conjunction with a Convertible Loan Note. The warrants are exercisable until December 11, 2023.

On December 15, 2017, warrants were granted over 196,667 shares at an exercise price of $2.16 per share in conjunction with a Convertible Loan Note. The warrants are exercisable until December 15, 2023.

On January 16, 2018, warrants were granted over 63,334 shares at an exercise price of $2.046 per share in lieu of fundraising fees. The warrants are exercisable until January 15, 2024.

On January 22, 2018, warrants were granted over 133,333 shares at an exercise price of $2.04 per share in conjunction with a Convertible Loan Note. The warrants are exercisable until January 22, 2024.

On March 5, 2018, warrants were granted over 78,000 shares at an exercise price of $2.04 per share in lieu of fundraising fees. The warrants are exercisable until March 5, 2024.

On April 19, 2018, warrants were granted over 51,563 shares at an exercise price of $1.02 per share in lieu of fundraising fees. The warrants are exercisable until April 19, 2024.

On November 28, 2018, warrants were granted over 185,000 shares at an exercise price of $1.02 per share in lieu connection with the issuance and conversion of a loan. The warrants are exercisable until November 27, 2023.

On November 28, 2018, warrants were granted over 150,000 shares at an exercise price of $1.02 per share in connection with the issuance and conversion of a loan. The warrants are exercisable until November 27, 2023.

On October 31, 2019, warrants were granted over 185,950 shares at an exercise price of $0.55 per share in in lieu of fundraising fees. The warrants are exercisable until 31 October 2024.

On October 31, 2019, warrants were granted over 1,289,372 shares at an exercise price of $0.55 per share in connection with the issuance of a convertible loan note. The warrants are exercisable until October 31, 2024.

As disclosed in Note 3, the Group has made an adjustment to its accounting treatment of warrants this year.

The Directors have estimated the fair value of the warrants in services provided using the Black-Scholes valuation model and assumptions above.

For each set of warrants, the charge has been expensed over the service period. A share based payment charge for the year of $nil (year to December 2018, restated: $59k) has been expensed in the statement of comprehensive income.

19.	CONVERTIBLE DEBT INSTRUMENT

Group and Company

Planwise Convertible Debt Instrument 2016

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

Planwise Convertible Loan Note

	Year ended December 31,
	2019	2018	2017
	$000	$000	$000
Convertible loan notes issued	302	290	278
Accrued interest	11	11	12
	313	302	290

20.	CONVERTIBLE INSTRUMENTS CLASSIFIED AS EQUITY

On October 31, 2019, the Company decided to raise convertible equity finance from supportive existing shareholders. $1,850,000 was raised from the issuance of Convertible Loan Notes. The Loan Notes are short term instruments and carry a coupon of 16% per annum and are convertible (together with all accrued interest) into ordinary shares of nominal value £0.03 each in the capital of the Company at a conversion price of 42p, they are not convertible into cash. The Loan Notes are convertible on the third anniversary of the date of issue of the Notes, or at the election of the noteholder on completion of the next non-qualifying equity financing or on the making of a takeover offer for the Company(as defined in the City Code on Takeovers and Mergers), and such election may be made on an immediate basis or conditional on any such takeover offer being declared, or becoming, unconditional.

The warrants issued in connection with the Loan Notes entitle the holders to subscribe for one additional share per conversion share at the same price of 42p. The warrants may be exercised for a period of up to 5 years from their date of issue.

The principal amount of the Convertible Equity Instrument that was recorded as in the convertible loan note reserve prior to conversion is as follows:

2019
$000

Par value of cConvertible loan notes issued	1,850
Less: Fair value of warrants issued to note holders	(545)

1,305

Accrued interest	52

1,357

21.	RESERVES

The share based payment reserve for warrants represent the value of equity shares which could be issued in future accounting periods if the warrants in issue are exercised.

The share based payment reserve for options represents the value of equity shares which could be issued in future accounting periods if the share based payment options in issue are exercised.

The convertible loan note reserve represents the value of equity shares which could be issued in future accounting periods if the convertible loan notes are converted into equity.

The other reserve was created as a result of the reverse acquisition of Alexander David Investments Plc, which is described in note 2. The reserve is required due to the fact that the reverse acquisition accounting requires the legal parent's equity structure to be shown.

Retained earnings represent the cumulative profits/(losses) of the entity which have not been distributed to shareholders. This reserve has been credited as part of the capital reduction exercise described below.

On the 14 of September 2016 the High Court granted the Company permission to cancel its share premium account and its capital redemption reserve. The order had previously been ratified at the AGM held on 30 June 2016. The £31.1m of distributable reserves arising from this transaction were taken to the capital reduction reserve.

The Company also decided to cancel its merger relief reserve as part of the capital reduction exercise.

The translation reserve represents the unrealised gains or losses from the foreign currency translation of Companies within the Group.

22.	FINANCIAL INSTRUMENTS

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

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

	2019
$000	Less than 3 months	3 to 12 months	Total
Trade and other payables	579	3,612	4,191
Related party payables	264	330	596
Total	843	3,942	4,787

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

The directors do not consider the impact of possible interest rate changes based on current market conditions to be material to the net result for the year or the equity position at the year-end for the years ended 31 December 2019, 2018 or 2017.

23.	CAPITAL RISK MANAGEMENT

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

24.	TRADE AND OTHER PAYABLES

	Year ended December 31,
Group	2019	2018	2017
	$000	$000	$000
Trade payables	4,191	3,641	3,738
Accruals	2,206	2,310	683
	6,397	5,951	4,421

25.	RELATED PARTY TRANSACTIONS

Rasna Therapeutics Inc is a related party as Kunwar Shailubhai, director of our Company, is also a director of Rasna. In addition, Tiziano Lazzaretti, CFO of Tiziana, is also CFO of Rasna. Rasna is also party to a Shared Services agreement with Tiziana whereby the Company is charged for shared services such as the payroll and rent. As of December 31, 2019, $5k was owed to Tiziana Life Sciences PLC.

OKYO Pharma Ltd is a related party as Kunwar Shailubhai, director of our Company, is also a director of OKYO. In addition, Tiziano Lazzaretti, CFO of Tiziana, is also CFO of OKYO. OKYO is also party to a Shared Services agreement with Tiziana whereby the Company is charged for shared services such as the payroll and rent. As of December 31, 2019, $28k was owed to Tiziana Life Sciences PLC in respect of this agreement. OKYO Pharma Ltd has also extended a short term loan facility of $527k to Tiziana with interest payable of 20% per annum, as Tiziana failed to repay the amount owed by the repayment date. In respect of this loan, $264k was due as of December 31, 2019 and $40k was recognized in the Statement of Comprehensive Income during the year ended December 31, 2019 with regards to the interest accrued on the loan.

Gensignia Life Sciences Inc is a related party as Kunwar Shailubhai, director of our Company, is also a director of Gensignia. In addition, Tiziano Lazzaretti, CFO of Tiziana, is also CFO of Gensignia. As of December 31, 2019, $320k was owed to Tiziana Life Sciences PLC.

Planwise Group Limited is a related party as Gabriele Cerrone, Executive Chairman, is considered to have a beneficial interest in the shares and voting rights held Planwise Group Limited. As described in Note 19, the Company has a Convertible Debt Instrument outstanding with Planwise and as of December 31, 2019, Tiziana owed $332k (2018: £310k) with respect to this instrument.

26.	LEASES

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of 12 months or less.

IFRS16 was adopted 1 January 2019 without restatement of comparative figures. For an explanation of the transitional requirements that were applied as at I January 2019, see Note 4. The following policies apply subsequent to the date of initial application, 1 January 2019.

The Group has leases for its offices. Each lease is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have any short term leases or leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment (see Note 12).

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease.

During the course of 2019, the Group sublet one of its office spaces. This has been recognised as a writeback of the associated right of use asset and the recognition of a finance lease receivable for the value of the sublease.

Right-of-use assets	31 Dec 2019
$000
At 1 January 2019	1,098
Additions	-
Depreciation	(256)
Finance lease receivable	(328)
Loss on disposal	(74)
Foreign exchange movements	(6)

433

Lease Liabilities	31 Dec 2019
$000
At 1 January 2019	1,098
Additions	-
Interest expense	30
Lease payments	(309)

820

Lease liabilities are presented in the statement of financial; position as follows:

	31 Dec 2019	1 Jan 2019
	$000	$000
Current	279	260
Non-current	541	839

	820	1,098

The lease liabilities are secured by the related underlying assets. Future minimum lease payments as at 31 December 2019 were as follows:

	Minimum lease payment due
	Within 1 year	1-2 years	2-5 years	Over 5 years	Total
31 December 2019
Lease payments	301	274	295	-	870
Finance Charges	(22)	(13)	(15)	-	(51)
Net Present Values	279	261	280		820

The total cash outflow for leases in the year to 1 December 2019 was $206,703.

27.	POST BALANCE SHEET EVENTS – POST 31 DECEMBER 2019

On 13 January 2020, the Company announced that its intention to redomicile the Company to Bermuda and its proposed cancellation from AIM.

On 21 January 2020, the Company announced that the appointment of Greg MacRae to the Board of Directors.

On 23 January 2020, the Company announced the filing of a Form F-3 with the Securities Exchange Commission to enable the Company to potentially conduct a future fundraise in the US. A General meeting was subsequently called to seek general authorities to issue shares which would be required in the event that the Company were to utilise the shelf registration.

On 11 March 2020, the Company announced that it is expediting development of TZLS-501, a novel, fully human anti-interleukin-6 receptor (anti-IL6R) monoclonal antibody (mAb) for treatment of patients infected with coronavirus COVID-19 (SARS-CoV-2). Tiziana plans to administer TZLS-501 using a proprietary formulation technology. The Company entered into a world-wide license for composition-of-matter of TZLS-501, a fully human mAb targeting IL-6R, with Novimmune, SA, a Swiss biotechnology company in January 2017.

On 16 March 2020, the Company announced the closing of its underwritten follow-on public offering of American Depositary Shares (“ADSs”) on the NASDAQ Global Market. The Company issued 3,333,333 ADSs (representing 16,666,665 new ordinary shares of nominal value £0.03 each in the capital of the Company) at a price to the public of $3.00 per ADS raising gross proceeds of approximately $10 million (before deducting underwriting discount, commissions and offering expenses). Each ADS offered represents five (5) Ordinary Shares (reduced from 10 ordinary shares in a stock split that took place in October 2019. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 499,999 ADSs on the same terms and conditions (the “Option”). All ADSs sold in the Offering were offered by the Company. The number of Ordinary Shares represented by ADSs comprised in the Offering (including by way of the exercise of the Option) were within existing shareholder authorities.

On 9 April 2020, the Company announced that it had developed investigational new technology to treat COVID-19 infections, which consists of direct delivery of anti-IL-6 receptor (anti-IL-6R) monoclonal antibodies (mAbs) into the lungs using a handheld inhaler or nebulizer. Development of this novel technology is a step forward toward expediting development of TZLS-501, a fully-human anti-interleukin-6 receptor (anti-IL6R) monoclonal antibody (mAb) for treatment of patients infected with COVID-19 (SARS-CoV-2) coronavirus. The Company believes the technology could also be applicable for use with other FDA approved mAbs and drugs. The Company has submitted a provisional patent application for the delivery technology. At this time, an estimate of the financial effect cannot be determined.

On 15 April 2020 the Company entered into an "At the Market" or "ATM" Sales Agreement with Think Equity (a division of Fordham Financial Management, Inc.) to raise up to US$20m from the sale of ADSs (each representing 5 new ordinary shares).

On 15 April 2020, the Company issued 420,000 new Ordinary Shares of 3 pence each in connection with the exercise of options by a former director granted under the Company's 2014 share option scheme.

On 24 April 2020, the Company issued 6,118,797 new Ordinary Shares of 3 pence each in paid in respect of (i) the conversion of £1,595,322 in face value of its outstanding convertible notes at a conversion price of 42 pence per share (including accrued interest of 16 per cent.); and (ii) the exercise of 1,712,672 warrants at a price of 35 pence per share, yielding £599,435.20 in cash proceeds for the Company and retiring £1,595,322 of indebtedness.

On 6 May, 2020, the Company held a General Meeting and announced that all resolutions had been passed. The resolutions included the grant of options under the Company's long-term incentive plan or US sub-plan (as appropriate) over 9,000,000 Shares to Dr Kunwar Shailubhai, the Company's Chief Executive Officer and Chief Scientific Officer; (b) options over 400,000 Shares to Tiziano Lazzaretti, the Company's Chief Financial Officer; and (c) options over a further 327,000 Shares to other staff members, all at an exercise price of 35p per share and all conditional on the surrender of all existing share options held by those individuals. The resolutions also included the grant by the Company of options over 3,809,403 Shares to Gabriele Cerrone, the Company's Executive Chairman under the Company's long-term incentive plan at an exercise price of 35p per share and conditional on the surrender of all existing share options held by Mr Cerrone.

On 18 May 2020, the Company issued 264,286 ordinary shares of 3 pence each in respect of the exercise of 264,286 warrants at a price of 50 pence per share, yielding £132,143 in cash proceeds for the Company.

On 2 June 2020, the Company issued 1,234,399 ordinary shares in respect of the exercise of 1,234,399 warrants at a price of 39 pence and 50 pence per share, yielding £578,700 in cash proceeds for the Company. The Company also announced that during the calendar month of May, the Company issued a total of 1,743,445 ordinary shares under the Company’s ATM sales agreement announced on 15 April 2020 to meet sales of a total of 348,689 ADSs under the ATM sales agreement, totalling gross proceeds of $1,985,004.

The Company does not believe that the recent outbreak of COVID-19 pandemic will have an adverse effect on the Company’ operations. Indeed, the Company has raised substantial funds during the pandemic to enable it to expedite development of TZLS-501 as well as other initiatives within its project pipeline.

28.	FINANCIAL COMMITMENTS

The Group’s main financial commitments relate to the contractual payments in respect of its licensing agreements. Due to the uncertain nature of scientific research and development and the length of time required to reach commercialisation of the products of this research and development, pre-clinical, clinical and commercial milestone obligations are not detailed until there is a reasonable certainty that the obligation will become payable. Contractual commitments are detailed where amounts are known and certain.

●	Milciclib project research future payments relate to the achievement of clinical milestones or the payment of royalties.

●	Foralumab project – Future payments relate to the achievement of clinical milestones or the payment of royalties. Diligence obligations are payable to BMS/Medarex should the project continue to commercialisation.

The Group also has financial commitments with a realisation bonus due to its Executive Chairman.  The Executive Chairman is also eligible to receive two realisation bonuses as follows:

(c)	in the event that, either: (i) the Group raises, in one or a series of transactions, new equity capital in excess of £20,000,000 (after expenses); or (ii) there is a sale, in one or a series of transactions, of all or substantially all of the assets (calculated on the basis of book values) of the Group Companies (or a licence of the same on an exclusive or non-exclusive basis), where the Enterprise Value equals or exceeds £150,000,000; or (iii) there is a change of control where the Enterprise Value equals or exceeds £150,000,000, in which case the Realisation Bonus will be the amount equal to the Enterprise Value multiplied by two and a half (2.5) per cent;

(d)	In addition to the payment of the Realisation Bonus outlined above, in the event that, during this Agreement, either: (i) there is a sale, in one or a series of transactions, of all or substantially all of the assets ( calculated on the basis of book values) of the Group ( or a licence of the same on an exclusive or non-exclusive basis ), where · the Enterprise Value equals or exceeds £300;000,000; or (ii) there is either a change of control where the Enterprise Value equals or exceeds £300,000,000, the Chairman will be entitled to receive an additional Realisation Bonus in the amount equal to the Enterprise Value multiplied by three and a half (3.5) per cent.

The Enterprise Value means: (i) in the case of a change of control resulting in consideration payable to the Group (for example, on a sale of its assets or licensing transaction), the total cash and non-cash consideration received by the Group; or (ii) in the case of a change of control resulting in consideration payable to the shareholders of the ordinary shares in the issued share capital of the Group from time to time, the total cash and non-cash consideration payable to the Shareholders.