Form 20-F
period 2020-12-31
Tiziana Life Sciences plc
filed 2021-05-17
CIK 1723069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Keeren Shah

Finance Director

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020: 194,612,289 ordinary shares.

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

ii

Presentation of Financial Information

This annual report includes our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019, which are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Our financial information is presented in United States dollars. For the convenience of the reader, in this prospectus, unless otherwise indicated, translations from Pounds Sterling into U.S. dollars were made at the rate of £1.00 to $1.4000, which was the noon buying rate of the Federal Reserve Bank of New York on May 7, 2021. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Pounds Sterling at the dates indicated.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

iii

CAUTIONARY STATEMEMT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this Annual Report, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this registration statement are based upon information available to us as of the date of this registration statement and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	the development of Foralumab, anti-IL6R monoclonal antibody (TZLS-501), Milciclib, and any of our other product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

●	our ability to obtain and maintain regulatory approval of our product candidates, including Foralumab, anti-IL6R monoclonal antibody (TZLS-501), Milciclib, in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;

●	our plans to research, develop, manufacture and commercialize our product candidates;

●	the timing of our regulatory filings for our product candidates;

●	the size and growth potential of the markets for our product candidates;

●	our ability to raise additional capital;

●	our commercialization, marketing and manufacturing capabilities and strategy;

●	our expectations regarding our ability to obtain and maintain intellectual property protection;

●	our ability to attract and retain qualified employees and key personnel;

●	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

●	our estimates regarding future revenue, expenses and needs for additional financing; and

●	regulatory developments in the United States, European Union and foreign countries.

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

iv

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A. Selected Financial Data

The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been derived from our consolidated financial statements, as presented at the end of this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statement data as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016 have been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by the IASB.

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

As of December 31, 2020, and 2019, the representative exchange rate was £1.00 = $1.36516 and £1.00 = $1.31870, respectively.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements included at the end of this Annual Report and the related notes and Item 5, “Operating and Financial Review and Prospects” below.

Consolidated Statement of Operations and Comprehensive Loss Data:

	Years Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands except share and per share data)
Operating expenses:
Research and development	$(5,993)	$(3,714)	$(5,510)	$(6,015)	$(4,007)
General and administrative	(11,203)	(6,207)	(4,357)	(4,478)	(5,872)
Realization bonus	(13,214)	-	-	-	-
Impairment of asset	(279)	-	-	-	-
Disposal of Intellectual Property	2,663	-	-	-	-
Total operating expenses	(28,026)	(9,921)	(9,867)	(10,493)	(9,879)
Loss from operations	(28,026)	(9,921)	(9,867)	(10,493)	(9,879)
Other income (expense), net	(312)	(91)	(12)	(12)	(12)
Tax provision	2,207	689	1,945	1,912	121
Net loss attributable to ordinary shareholders	(26,131)	(9,323)	(7,934)	(8,593)	(9,770)
Other comprehensive loss:
Foreign currency translation adjustment	3,474	(27)	(21	61	650)
Total comprehensive loss	(22,657)	(9,350)	(7,955)	(8,532)	(9,120)

Basic and diluted net loss per ordinary share	(0.16)	(0.07)	(0.06)	(0.09)	(0.11)

Consolidated Balance Sheet Data:

	As of December 31,
	2020	2019	2018	2017	2016
	(in thousands except share and per share data)
Cash and cash equivalents	$65,824	$200	$5,304	$64	$5,802
Working capital	62,196	(5,846)	513	(2,302)	4,054
Total assets	70,656	2,378	6,920	2,471	6,231
Total shareholders’ equity/(deficit)	62,386	(5,514)	519	(2,278)	4,088

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

We are a clinical stage biotechnology company with a limited operating history. Since our inception in May 2013, we have incurred significant net losses. Our net losses were $26.1 million, $9.3 million and $8.0 million for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, we had an accumulated loss of $84.6 million. We have devoted substantially all of our efforts to research and development of our product candidates, including clinical development of our lead product candidates, Foralumab and Milciclib, as well as to building out our management team and infrastructure. We expect that it could be several years, if ever, before we have a commercialized product candidate. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

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

As a data controller, we are accountable for any third party data service providers we engage to process personal data on our behalf. We attempt to address the associated risks by performing security assessments, detailed due diligence and regularly performing privacy and security reviews of its vendors and requiring all such third-party providers with data access to sign agreements, including business associate agreements, and where required under EU law, obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third party processors could have a material adverse effect on our business and result in the fines and penalties outlined above. We are also subject to evolving European privacy laws on electronic marketing and cookies. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each Member State. The draft e-Privacy Regulation imposes strict opt-in marketing rules with limited exceptions for business-to-business communications, alters rules on third-party cookies, web beacons and similar technology and significantly increases fining powers to the same levels as GDPR (i.e. the greater of 20,000,000 Euros or 4% of total global annual revenue). While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process and commentators now expect it to be adopted during 2021 following a transition period.

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

At December 31, 2020, we had 4 full-time employees, who were engaged in R&D activities. If we are successful in executing our business strategy, we will need to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our R&D activities and, in the longer term, build a commercial infrastructure to support commercialization of any of our product candidates that are approved for sale. Future growth would impose significant added responsibilities on members of management and, to a potentially significant extent, divert our management and business development resources away from their current uses. It is likely that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and any future product candidates requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas, to attract and retain sufficient numbers of talented employees and to expand the group of contractors we use.

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

The outbreak of COVID-19 originated in Wuhan, China, in December 2019 and has since spread to multiple countries, including the United States and several European countries. On March 11, 2020, the World Health Organization declared the outbreak a pandemic. The COVID-19 pandemic is affecting the United States and global economies and may affect our operations and those of third parties on which we rely, including by causing disruptions in the supply of our product candidates and the conduct of future clinical trials. Disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing preclinical studies and clinical trials, as applicable.

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

We may relocate the home jurisdiction of our business from the United Kingdom to another jurisdiction. We have announced that we have appointed advisers in relation to an intended redomicile of the Company to Bermuda, which is anticipated to occur by the third quarter of 2021.

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

The market prices of the ADSs on the Nasdaq Global Market and of our ordinary shares on LSE may be volatile and fluctuate substantially. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, holders of the ADSs and our ordinary shares may not be able to sell their ADSs or ordinary shares at or above the price at which they were purchased. The market price for the ADSs and ordinary shares may be influenced by many factors, including:

●	the success of competitive products or technologies;

●	results of clinical trials of Foralumab, anti-IL6R mAb (TZLS-501), Milciclib and and any other future product candidate that we develop;

●	results of clinical trials of product candidates of our competitors;

●	changes or developments in laws or regulations applicable to Foralumab, anti-IL6R mAb (TZLS-501), Milciclib and any other future product candidates that we develop;

●	our entry into, and the success of, any collaboration agreements with third parties;

●	developments or disputes concerning patent applications, issued patents or other proprietary rights;

●	the recruitment or departure of key personnel;

●	the level of expenses related to any of our product candidates or clinical development programs;

●	the results of our efforts to discover, develop, acquire or in-license additional product candidates, products or technologies;

●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	market conditions in the biotechnology and pharmaceutical sectors;

●	general economic, industry and market conditions;

●	the trading volume of ADSs on the Nasdaq Global Market and of our ordinary shares on AIM; and

●	the other factors described in this “Risk Factors” section.

The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.

The ADSs are traded on the Nasdaq Global Market, and our ordinary shares are listed on LSE. The dual listing of our ordinary shares and the ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the maintenance of an active trading market for the ADSs in the United States. The price of the ADSs could also be adversely affected by trading in our ordinary shares on LSE. Although our ordinary shares are currently listed on LSE, we may decide at some point in the future to delist our ordinary shares from LSE, and our ordinary shareholders may approve such delisting. We cannot predict the effect such delisting of our ordinary shares on LSE would have on the market price of the ADSs on the Nasdaq Global Market.

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

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our LSE shareholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

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

As of the date of this annual report, our executive officers, directors and 10% or more stockholders, together with their respective affiliates, owned approximately 42.03% of our outstanding securities. Accordingly, this group of security holders will be able to exert a significant degree of influence over our management and affairs and over matters requiring security holder approval, including the election of our Board of Directors, future issuances of our securities, declaration of dividends and approval of other significant corporate transactions. As a result, if these shareholders were to choose to act together, they would be able to exert significant influence over matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would exercise sufficient voting power to influence the election of directors and approve any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

●	delay, defer or prevent a change in control;

●	entrench our management and board of directors; or

●	impede a merger, consolidation, takeover or other business combination involving us that other shareholders may desire.

Panetta Partners Limited, Planwise Group Limited and Gabriele Cerrone are considered to be a “concert party” for the purposes of the Takeover Code, or the Cerrone Concert Party. The Cerrone Concert Party holds shares carrying voting rights equal to approximately 34.07%. Accordingly, the Cerrone Concert Party will not, save in limited circumstances, be able to acquire further interests in shares carrying voting rights without being obliged to extend offers, on the basis set out in Rules 9.3, 9.4 and 9.5 of the Takeover Code, to the holders of any class of equity share capital, whether voting or non-voting, and also to the holders of any other class of transferable securities carrying voting rights.

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

We believe that we were a PFIC for our taxable year ended December 31, 2020 but cannot provide any assurances regarding our PFIC status for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies which in some circumstances are unclear and subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering.

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

As a U.K. resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2020, we had cumulative carryforward tax losses of $35.4 million  Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. Our ability to continue to claim payable research and development tax credits in the future may be limited because we may no longer qualify as a small or medium-sized company.

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

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, Her Majesty’s Revenue& Customs, or HMRC, the U.S. Internal Revenue Service, or IRS, or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including methodologies for valuing developed technology and amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

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

Our agent for service of process in the United States is Tiziana Therapeutics, Inc, 420 Lexington Avenue, Suite 2525, New York, NY 10170.

B. Business Overview

Overview

We are a biotechnology company that is focused on the discovery and development of novel molecules and related diagnostics to treat high unmet medical needs in oncology and immunology. Our lead product candidate in immunology is Foralumab (TZLS-401), which we believe is the only fully human anti-CD3 monoclonal antibody, or mAb, in clinical development. Monoclonal antibodies (mAbs represent a single pure antibody produced by single cell clones and are an important class of human therapeutics for treating cancers and autoimmune diseases. In addition, we are accelerating development of another fully human monoclonal antibody anti-IL6R (TZLS-501) to treat acute inflammation resulting from infection with viral agents such as Coronaviruses. Antibodies produced in animals for use in humans, lead to strong, immune responses limiting their effectiveness and potentially leading to severe side effects. A process known as “humanization” removes most of the animal components of the antibody thereby lowering the immune response from the human immune system. The entire omission of other animal material, as in fully human antibodies, is the optimal goal to avoid incompatibility with the human immune system. Our lead product candidate in oncology is Milciclib (TZLS-201), which is an orally bioavailable, small molecule broad spectrum inhibitor of cyclin-dependent kinases, or CDKs, and Src family kinases. CDKs are a highly conserved family of enzymes that phosphorylate a specific group of proteins that are involved in regulating the cell cycle. The cell cycle is a series of events that takes place in cells leading to division and duplication of its DNA to produce two daughter cells. Src family kinases are non-receptor tyrosine kinase proteins encoded by the Src gene also involved in regulating cell growth and potential transformation of normal cells to cancer cells. We employ a lean and virtual research and development, or R&D, model using highly experienced teams of experts for each business function to maximize value accretion by focusing resources on the drug discovery and development processes. Our mission is to design and deliver next generation therapeutics and diagnostics for oncology and immune diseases of high unmet medical need by combining deep understanding of disease biology with clinical development expertise.

We are developing Foralumab, for which we in-licensed the intellectual property from Novimmune SA, or Novimmune, in December 2014, as a potential treatment for neurodegenerative diseases such as progressive Multiple Sclerosis (pMS), Crohn’s disease and COVID-19. As the only fully human engineered human anti-CD3 mAb in clinical development, Foralumab has significant potential advantages such as a shorter treatment duration and reduced immunogenicity. We believe that oral or intranasal administration of Foralumab has the potential to reduce inflammation while minimizing the toxicity and related side effects. To date, Foralumab has been studied in one Phase 1 and two Phase 2a clinical trials conducted by Novimmune in 68 patients dosed by the intravenous route of administration. In these trials, Foralumab was observed to be safe and well-tolerated and produced immunologic effects consistent with potential clinical benefit while demonstrating mild to moderate infusion related reactions, or IRRs. With completion of the intravenous dosing for Phase 2a trial in Crohn’s Disease, Foralumab’s ability to modulate T-cell response enables potential extension into a wide range of other autoimmune and inflammatory diseases, such as Graft versus Host Disease (GvHD), ulcerative colitis (UC), multiple sclerosis(MS), type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis (PSA) and rheumatoid arthritis (RA).

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

On 16 April, 2018, the Group entered into an exclusive license agreement with The Brigham and Women’s Hospital, Inc. relating to a novel formulation of Foralumab dosed in a medical device for nasal administration. An investigational new drug application (IND) for the first-in-human evaluation of the nasal administration of Foralumab in healthy volunteers for progressive multiple sclerosis indication was filed in the second quarter of 2018. Subsequent to IND approval, a single-site, double-blind, placebo-controlled, dose-ranging Phase 1 trial with nasally administered Foralumab at 10, 50 and 250 µg per day, consecutively for 5 days to evaluate biomarkers of immunomodulation of clinical responses was initiated in November 2018. The trial conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA, in healthy volunteers. 18 subjects received Foralumab treatment and 9 patients received placebo. The study was completed in September 2019. Phase 1 clinical data demonstrated that nasally administered Foralumab, was well-tolerated and no drug-related safety issues were reported at any of the doses. No drug-related changes were observed in vital signs among subjects at predose, during treatment and at discharge. Nasally administered Foralumab at the 50 µg dose suppressed cytotoxic CD8+ as well as perforin-secreting CD8+ cells, which have been implicated in neurodegeneration in multiple sclerosis (MS). Treatment at 50 µg stimulated production of anti-inflammatory cytokine IL-10 and suppressed production of pro-inflammatory cytokine IFN-γ. Taken together, the treatment showed significant positive effects on the biomarkers for activation of mucosal immunity, which are capable of inducing site-targeted immunomodulation to elicit anti-inflammatory effects. Based on the results we intend to conduct a Phase 2 trial in progressive MS patients starting in Q3 2021.

An enteric-coated capsule formulation using a proprietary and novel technology has been developed for oral administration of Foralumab. cGMP manufacturing of clinical trial materials for a Phase 1 study has been completed and an IND was submitted in March 2019.

On September 9, 2019, the FDA granted approval to initiate the Phase I clinical trials to evaluate the safety and pharmacokinetics of oral Foralumab at 1.25, 2.5 and 5.0 mg/day as a single ascending dose study. The study was completed in December 2019 at Brigham and Women’s Hospital (Boston, MA USA). A total of 12 subjects were enrolled; 9 received the single dose of foralumab and 3 received placebo. The median age (range) for the oral foralumab subjects was 23 (21 – 55) years, and for the placebo subjects it was 34 (27 – 51). Of the foralumab subjects, 6 were male and 3 were female. All 3 of the placebo subjects were female. No subjects discontinued the study. Formulated Foralumab powder encapsulated in enteric-coated capsule was well-tolerated at all doses tested and there were no drug-related safety issues observed even at the highest dose of 5 mg in this trial. Based on successful Phase 1 data, we intend to conduct a Phase 2 study using Crohn’s Disease patients starting in Q3 2021.

A collaborative clinical study was initiated on November 2, 2020, investigating nasally administered Foralumab either alone or in combination with orally administered dexamethasone in COVID-19 patients in Brazil. In view of the importance and urgency, scientific teams at the Harvard Medical School, Santa Casa de Misericórdia de Santos Hospital (Jabaquara, Santos, Brazil) and at our company closely collaborated to facilitate initiation of this study in expedited time frames. The clinical trial was coordinated by the team at INTRIALS, a leading, full-service Latin America Clinical Research Organization, (CRO) based in Sao Paulo City, Brazil. The trial was completed in January 2021, and the clinical data from this trial is expected to be available by the end of the second quarter of 2021. This trial, the first-ever trial on nasal administration of Foralumab for treatment of COVID-19, is of enormous significance because the underlying scientific approach is to modulate immune system, which is dysregulated and crippled to protect against the virus. If successful, we believe this approach could be good for treatment of all COVID-19 variants and other viruses.

In addition, on August 18, 2020 the United States Patent and Trademark Office, or USPTO, granted us a patent on use and methods of treatment of Crohn’s disease with Foralumab, its proprietary fully human monoclonal antibody, and all other anti-CD3 mAbs. The CD3 (cluster of differentiation 3) is a protein complex on T-cells, which is important for the regulation of the immune system. The patent was published by the USPTO on September 1, 2020 as Patent No. 10,759,858. Recently, we also announced the issuance of the first-ever patent on oral administration of anti-CD3 mAbs for treatment of human diseases (Patent No. 10,688,186). We believe the grant of this additional composition-of-matter and use patent further strengthens our intellectual property, consisting of proprietary technologies on oral and nasal administration of Foralumab and other anti-CD3 mAbs for the treatment of human diseases.

On July 16, 2020, we announced that we had submitted a patent application on the potential use of Foralumab, a fully human anti-CD3 mAbs, to improve success of chimeric antigen receptor T-cell, or CAR-T, therapy for cancer and other human diseases. The patent application conveys inventions related lymphodepletion to improving CAR-T expansion and/or survival using anti-CD-3 mAbs administered either alone or in combination with other co-stimulatory molecules, such as an anti-IL-6R mAb, an anti-CD28 mAb or specific inhibitors of signaling pathways of phosphatidylinositol 3-kinase (PI3K), protein kinase B (AKT), or mammalian target of rapamycin (mTOR).

On July 31, 2020, we announced that we had submitted a patent application for the potential use of nasally administered Foralumab, a fully human anti-CD3 mAb, for the treatment of COVID-19 either alone or in combination with other anti-viral drugs. Recent clinical studies implied that a combination of anti-inflammatory and anti-viral drugs may be more effective to treat patients at different stages of COVID-19 disease.

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

Certain patients infected with coronavirus COVID-19 may develop an uncontrolled immune response (“cytokine storm”) resulting in severe damage to lung tissue which could lead to respiratory failure. Early clinical studies conducted by doctors in China suggest that anti-IL6R mAb may be used in clinical practice for treatment of COVID-19.  Consequently, China’s National Health Commission has recommended the use of Roche’s blockbuster drug, Actemra® for treatment of patients infected with COVID-19, with serious lung damage and elevated IL6 levels. Actemra® was first approved by the FDA in 2010 for rheumatoid arthritis. Besides Actemra®, Sanofi and Regeneron are currently exploring Kevzara®, an FDA-approved anti-IL-6 receptor therapy for rheumatoid arthritis, for treatment of severe COVID-19. The Company believes that of TZLS-501 may have greater clinical effect than Actemra® or Kevzara® based on higher binding affinity for IL6 receptor complex compared to Actemra® and Kevzara®. Also TZLS-501 reduces circulating levels of IL6 via the trans-signaling pathways.

On April 9, 2020 The Company announced that it had developed investigational new technology to treat COVID-19 infections, consisting of direct delivery of anti-IL-6 receptor (anti-IL-6R) monoclonal antibodies (mAbs) into the lungs using a handheld inhaler or nebulizer for treatment of patients infected with COVID-19 (SARS-CoV-2) coronavirus. On June 29, 2020 the Company announced that it was advancing GMP manufacturing of TZLS-501 with STC Biologics concurrently with the development of inhalation technology using a hand-held nebulizer with Sciarra Laboratories and safety toxicology studies in Cynomolgus monkeys with ITR Canada Laboratories. GMP batches were initiated in January 2021 and completed in March 2021. Safety inhalation toxicology studies were initiated in November 2020 and completed in March 2021. Technological assessment of nebulizers for inhalation treatment of patients was initiated in September 2020 and completed in February 2021.

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

●	14 out of 28 (50%) evaluable patients completed 6-month duration of the trial.

●	Both median TTP and PFS were 5.9 months (95% Confidence Interval (“CI”) 1.5-6.7 months) out of the 6-months duration of the trial.

●	16 of 28 (57.1%) evaluable patients showed ‘Stable Disease’

●	One patient (3.6%) showed unconfirmed ‘Partial Response’ (PR).

●	17 of 28 (60.7%) evaluable patients showed ‘Clinical Benefit Rate’ defined as CBR=CR+PR+SD (with CR representing Complete Remission).

Since overexpression of CDKs and dysregulation in pRB pathway (regulates transcription factors critical for cell cycle progression) are prominently associated with tumor cell resistance to certain chemotherapeutic drugs, inhibition of multiple CDKs is an appealing approach to improve clinical responses in cancer patient’s refractory to existing treatment options. A Phase 1 dose-escalation study of Milciclib in combination with gemcitabine in patients with refractory solid tumors exhibited clinical activity in patients including those refractory to gemcitabine. We plan to explore a combination treatment of milciclib and a tyrosine kinase inhibitor (either Sorafenib or Regorafenib) in patients with HCC in Q2 2021. The Company also intends to evaluate milciclib in combination with standard of care treatments for other solid tumor indications.

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

Our Strategy

Our goal is to become a leading biotechnology company focused on developing and delivering therapies and related diagnostics in both oncology and immunology. The key elements of our strategy to achieve this goal are to:

●

Advance the clinical development of orally administered Foralumab for the treatment of Crohn’s disease using a novel and proprietary oral formulation by initiating a Phase 2 trial in the second quarter of 2021. In addition, a Phase 1 trial for the first-in-human evaluation of the intranasal administration of Foralumab in healthy volunteers, for neurodegenerative disease indications such as progressive MS, was initiated in November 2018. The study was completed in September 2019 and a Phase 2 study in progressive MS patients is planned to start in Q3 2021with results anticipated in 2022.

Based on preliminary positive results from a Phase 1Study in COVID-19 patients in Brazil, plan two separate Phase 2a studies in mild-to-moderate and moderate to severe COVID-19 patients in Brazil in 2021

●	Accelerate development and cGMP manufacturing of our product candidate, TZLS-501, a fully human mAb targeting the IL-6 receptor (a biological mAb which may control the proteins involved in cell signaling relevant to many inflammatory diseases and cancers), for treatment of inflammatory and oncology indications such as COVID-19 and multiple myeloma, respectively. Complete cGMP manufacturing, IND-enabling GLP safety toxicology studies in Cynomolgus monkeys and nebulizer development for pulmonary administration of TZLS-501 for COVID-19 or ARDS treatment.

●

Continue to advance the clinical development and obtain regulatory approval for our lead oncology product candidate, Milciclib, as a monotherapy in HCC and as a combination therapy for the treatment of refractory solid tumors (being cancers which are non-responsive or become resistant to treatment) by initiating a planned Phase 2b trial in combination with a tyrosine kinase inhibitor such as Sorafenib or Regorafenib. Also evaluate combination therapy with standard of care (SOC) treatments in other solid tumors.

Continue development of platform drug delivery technologies that provide competitive advantage over existing approved products, e.g. inhalation delivery, nasal delivery and enteric delivery of mAbs.

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

On April 16, 2018, the Group entered into an exclusive license agreement with The Brigham and Women’s Hospital, Inc. relating to a novel formulation of Foralumab dosed in a medical device for nasal administration. An investigational new drug application (IND) for the first-in-human evaluation of the nasal administration of Foralumab in healthy volunteers for progressive multiple sclerosis indication was filed in the second quarter of 2018. Subsequent to IND approval, a single-site, double-blind, placebo-controlled, dose-ranging Phase 1 trial with nasally administered Foralumab at 10, 50 and 250 µg per day, consecutively for 5 days to evaluate biomarkers of immunomodulation of clinical responses was initiated in November 2018. The trial conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA, in healthy volunteers. 18 subjects received Foralumab treatment and 9 patients received placebo. The study was completed in September 2019. Phase 1 clinical data demonstrated that nasally administered Foralumab, was well-tolerated and no drug-related safety issues were reported at any of the doses. No drug-related changes were observed in vital signs among subjects at predose, during treatment and at discharge. The mean blood pressure (BP) during the 5 days of treatment were; Cohort A (10 µg/d):124/73, Cohort B (50 µg/d): 119/67 and Cohort C (250 µg/d):113/65 compared to placebo:118/67). Heart rates, respiratory rates and oral temperatures were unchanged among the 3 cohorts compared to the placebo. Nasally administered Foralumab at the 50 µg dose suppressed cytotoxic CD8+ as well as perforin secreting CD8+ cells, which have been implicated in neurodegeneration in multiple sclerosis (MS). Treatment at 50 mg stimulated production of anti-inflammatory cytokine IL-10 and suppressed production of pro-inflammatory cytokine IFN-γ. Taken together, the treatment showed significant positive effects on the biomarkers for activation of mucosal immunity, which are capable of inducing site-targeted immunomodulation to elicit anti-inflammatory effects. Based on the results we intend to conduct a Phase 2 trial in secondary progressive MS (SPMS) patients starting in Q4 2021.

An enteric-coated capsule formulation using a proprietary and novel technology has been developed for oral administration of Foralumab. cGMP manufacturing of clinical trial materials for a Phase 1 study has been completed and an IND has been submitted in March 2019.

On September 9, 2019, the FDA granted approval to initiate the Phase I clinical trials to evaluate the safety and pharmacokinetics of oral Foralumab at 1.25, 2.5 and 5.0 mg/day as a single ascending dose study. The study was completed in December 2019 at Brigham and Women’s Hospital (Boston, MA USA). A total of 12 subjects were enrolled; 9 received the single dose of foralumab and 3 received placebo. The median age (range) for the oral foralumab subjects was 23 (21 – 55) years, and for the placebo subjects it was 34 (27 – 51). Of the foralumab subjects, 6 were male and 3 were female. All 3 of the placebo subjects were female. No subjects discontinued the study. Formulated Foralumab powder encapsulated in enteric-coated capsule was well-tolerated at all doses tested and there were no drug-related safety issues observed even at the highest dose of 5 mg in this trial. Based on successful Phase 1 data, we intend to conduct a Phase 1b study using Crohn’s Disease patients starting in the second quarter of 2021.

A collaborative clinical study was initiated on November 2, 2020, investigating nasally administered Foralumab either alone or in combination with orally administered dexamethasone in COVID-19 patients in Brazil. In view of the importance and urgency, scientific teams at the Harvard Medical School, Santa Casa de Misericórdia de Santos Hospital (Jabaquara, Santos, Brazil) and at our company closely collaborated to facilitate initiation of this study in expedited time frames. The clinical trial was coordinated by the team at INTRIALS, a leading, full-service Latin America Clinical Research Organization, (CRO) based in Sao Paulo City, Brazil. The trial was completed in January 2021, and the clinical data from this trial is expected to be available by the second quarter of 2021. This trial, the first-ever trial on nasal administration of Foralumab for treatment of COVID-19, is of enormous significance because the underlying scientific approach is to modulate immune system, which is dysregulated and crippled to protect against the virus. If successful, we believe this approach could be good for treatment of all COVID-19 variants and other viruses and will plan additional Phase 2 trials in mild-to-moderate and moderate-to-severe COVID-19 patients in Brazil.

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

On April 16, 2018, the Group entered into an exclusive license agreement with The Brigham and Women’s Hospital, Inc. relating to a novel formulation of Foralumab dosed in a medical device for nasal administration. An investigational new drug application (IND) for the first-in-human evaluation of the nasal administration of Foralumab in healthy volunteers for progressive multiple sclerosis indication was filed in the second quarter of 2018. Subsequent to IND approval, a single-site, double-blind, placebo-controlled, dose-ranging Phase 1 trial with nasally administered Foralumab at 10, 50 and 250 µg per day, consecutively for 5 days to evaluate biomarkers of immunomodulation of clinical responses was initiated in November 2018. The trial conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA, in healthy volunteers. 18 subjects received Foralumab treatment and 9 patients received placebo. The study was completed in September 2019. Phase 1 clinical data demonstrated that nasally administered Foralumab, was well-tolerated and no drug-related safety issues were reported at any of the doses. No drug-related changes were observed in vital signs among subjects at Predose, during treatment and at discharge. The mean blood pressure (BP) during the 5 days of treatment were; Cohort A (10 µg/d):124/73, Cohort B (50 µg/d): 119/67 and Cohort C (250 µg/d):113/65 compared to placebo:118/67). Heart rates, respiratory rates and oral temperatures were unchanged among the 3 cohorts compared to the placebo. Nasally administered Foralumab at the 50µg dose suppressed cytotoxic CD8+ as well as perforin secreting CD8+ cells, which have been implicated in neurodegeneration in multiple sclerosis (MS). Treatment at 50 µg stimulated production of anti-inflammatory cytokine IL-10 and suppressed production of pro-inflammatory cytokine IFN-γ. Taken together, the treatment showed significant positive effects on the biomarkers for activation of mucosal immunity, which are capable of inducing site-targeted immunomodulation to elicit anti-inflammatory effects. Based on the results we anticipate initiating a Phase 2 trial in progressive MS patients in Q3 2021.

An enteric-coated capsule formulation using a proprietary and novel technology has been developed for oral administration of Foralumab. cGMP manufacturing of clinical trial materials for a Phase 1 study has been completed and an IND was submitted in March 2019.

On September 9, 2019, the FDA granted approval to initiate the Phase I clinical trials to evaluate the safety and pharmacokinetics of oral Foralumab at 1.25, 2.5 and 5.0 mg/day as a single ascending dose study. The study was completed in December 2019 at Brigham and Women’s Hospital (Boston, MA USA). Formulated Foralumab powder encapsulated in enteric-coated capsule was well-tolerated at all doses tested and there were no drug-related safety issues observed even at the highest dose of 5 mg in this trial. Based on successful Phase 1 data, we intend to conduct a Phase 2 study using Crohn’s Disease patients starting in the third quarter of 2021.

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

A Phase 1b multiple ascending dose trial is expected to be initiated in the third quarter of 2021 followed by a Phase 2 trial with the intent to treat patients with Crohn’s disease.

Proposed Phase 1b Clinical Trial for Oral Foralumab Treatment of Crohn’s Disease

This is an open-label, multiple ascending dose (MAD) study of orally administered foralumab in male and female subjects with moderate to severely active CD. Four different doses of foralumab enteric coated capsules (0.5 mg, 1.25 mg, 2.5 mg, and 5 mg), administered once daily for 2 weeks (5 consecutive days in each week with a 2-day undosed safety assessment period after each 5-day treatment period) will be studied for safety and tolerability. Subjects will be expected to remain in-house during these two weeks. Sixteen subjects are planned and the study will consist of 4 different dose groups with 4 subjects per dose group, i.e., each dose group will be treated with one of four different ascending doses of foralumab enteric coated capsules (0.5 mg, 1.25 mg, 2.5 mg, or 5 mg) once daily.

The safety and tolerability of the treatment regimen is the primary endpoint and will be determined by monitoring vital signs, laboratory values, adverse events and physical findings throughout the study. Secondary endpoints , clinical benefit/immunomodulatory activity will be established using the following criteria: change from baseline in mucosal healing and endoscopic improvement by colonoscopy, to include the Simple Endoscopic Score for Crohn’s Disease (SES-CD) and histology; change from baseline in CDAI and patient’s reported IBD QoL; systemic foralumab circulation examined by PK; change from baseline in inflammatory responses by analysis of fecal calprotectin and incidence of detectable anti-drug antibody (ADA). Exploratory endpoints will include: cytokine profiles in pinch biopsies; levels of Tregs, serum cytokines (IL-1, IL-6, IL-10, IL-17, IL-23), and gene expression; change from baseline in inflammatory responses by analysis of C-reactive protein (CRP) and detection of foralumab in stool samples

Proposed Phase 2 Clinical Trial for Oral Foralumab Treatment of Crohn’s Disease

●	If the Phase 1b MAD study demonstrates the safety and tolerability of the administered highest dose of foralumab enteric coated capsules after 2 weeks of treatment, then, a randomized parallel group Phase 2 study with a sentinel cohort will be conducted with up to 4 different doses of foralumab enteric coated capsules (0.5 mg,1.25 mg, 2.5 mg, and 5 mg) administered once daily for 16 weeks in subjects with moderate to severely active Crohn’s Disease. These doses will first be examined in a Phase 2 sentinel cohort (n=15; 5 per arm) will be dosed for 4 weeks and reviewed by a Data Safety Monitoring Board (DSMB) at week 2 and week 4 for safety before the rest of the cohort is enrolled.

●	The safety and tolerability of the treatment regimen is the primary endpoint and will be determined by monitoring vital signs, laboratory values, adverse events and physical findings throughout the study. Secondary endpoints , clinical benefit/immunomodulatory activity will be established using the following criteria: change from baseline in mucosal healing and endoscopic improvement by colonoscopy, to include the Simple Endoscopic Score for Crohn’s Disease (SES-CD) and histology; change from baseline in CDAI and patient’s reported IBD QoL; systemic foralumab circulation examined by PK; change from baseline in inflammatory responses by analysis of fecal calprotectin and incidence of detectable anti-drug antibody (ADA). Exploratory endpoints will include: cytokine profiles in pinch biopsies; levels of Tregs, serum cytokines (IL-1, IL-6, IL-10, IL-17, IL-23), and gene expression; change from baseline in inflammatory responses by analysis of C-reactive protein (CRP) and detection of foralumab in stool samples

Proposed Phase 2a Clinical Trial for Nasal Foralumab Treatment of Secondary Progressive Multiple Sclerosis Patients (SPMSS)

This is a double-blind placebo-controlled study of two doses of nasal administration of foralumab compared to placebo administration. Secondary progressive MS patients who are currently treated with Ocrevus (ocrelizumab) for at least 6 months will be enrolled in the study and treated with either foralumab nasal solution or placebo (vehicle).

Up to 65 patients will be screened, to obtain a total of 45 subjects. There will be a total of 30 in the active group and 15 in the placebo group. Each dose cohort will consist of 15 subjects; 15 per dose group. Subjects will be randomized to: Dose Group A – 50 µg/dose; Dose Group B – 100 µg/dose and Dose Group C – Placebo – acetate buffer vehicle

There will be three (3) dosing cohorts. Cohort 1 will always “stay ahead” of Cohort 2 by at least 2 months. Cohort 1 will have 15 subjects in a ratio 1:1:1. After the completion of 2 treatment cycles (or 2 months) in Cohort 1 patients, the SRB convenes and reviews in a blinded fashion the “aggregate safety information” from Cohort 1, and if no issues, Cohort 1 continues, and Cohort 2 randomization and dosing will commence. A Safety Review Board (SRB) meeting will take place after Cohort 2 has completed 2 treatment cycles (or 2 months). The SRB will review in a blinded fashion the “aggregate safety information” from Cohort 2 and current data from Cohort 1 (approximately 4 months of dosing) and if no issues, Cohorts 1 and 2 continue, and Cohort 3 randomization and dosing will commence. At 2 months after Cohort 3 has commenced dosing SRB will review in a blinded fashion data from Cohort 3 (2 months), Cohort 2 (4 months) and Cohort (6 months), and if no issues, dosing will continue in all Cohorts. A final SRB meeting will take place after all Cohorts have completed all dosing and study visits.

Primary Endpoints are to determine safety and tolerability of nasal anti-CD3 monoclonal antibody (foralumab) in patients with secondary progressive multiple sclerosis (MS) on Ocrevus (ocrelizumab). Secondary Endpoints are to determine the effect of nasal foralumab on clinical and radiographic profiles as measured by microglial activation and MRI findings in patients with secondary progressive MS on Ocrevus (ocrelizumab) and to determine if nasal foralumab given to patients with secondary progressive MS on Ocrevus (ocrelizumab) will result in changes to immune biomarkers

Phase 1 Clinical Trial of Nasally-Administered Foralumab for Treatment of Secondary Progressive Multiple Sclerosis

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

A Phase 2a trial is planned to be initiated in Q3 2021.

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

Milciclib (TZLS-201)

Milciclib is an orally bioavailable, small molecule broad spectrum inhibitor of CDKs (CDKs): 1, 2, 4, 5 and 7 and Src family kinases. CDKs are a family of highly conserved enzymes that are involved in regulating the cell cycle, which is a series of events that takes place in cells leading to division and duplication of its DNA to produce two daughter cells. Src family kinases regulate cell growth and potential transformation of normal cells to cancer cells. A novel feature of Milciclib is its ability to reduce microRNAs, miR-221 and miR-222, that silence gene expression. miR-221 and miR-222 promote the formation of blood vessels (angiogenesis) that are important for spread of cancer cells (metastasis). Levels of these microRNAs are consistently increased in HCC patients and may contribute towards resistance to treatment with Sorafenib. As a result, we are investigating Milciclib both as a monotherapy and plan a combination treatment with Sorafenib. To date, Milciclib has been studied in a total of eight completed and ongoing Phase 1 and Phase 2 clinical trials in 316 patients. In these trials, Milciclib was observed to be well-tolerated and showed initial signals of anti-tumor action. We initiated a Phase 2a trial (CDKO-125a-010) for Milciclib as a single therapy in patients with HCC in the second half of 2017 and expect to initiate a Phase 2b trial (TZLS (201)-125a-011) for Milciclib in combination with tyrosine kinase inhibitor (Sorafenib or Regorafenib) in patients with HCC during 2021.

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

Significant anti-tumor activity was observed in all tested preclinical animal models with different oral treatment schedules of Milciclib. Cancerous cell types were transplanted into immunosuppressed animals and the number and volume of cancerous lesions were evaluated by magnetic resonance imaging after oral administration of Milciclib at different dose levels (DLs) and dose schedules compared to untreated, control animals. In various human xenograft and transgenic models (prostate cancer, lung adenocarcinoma and hepatocarcinoma), consistent tumor growth inhibition, up to 91%, (evaluated by measuring the number and volume of tumors for treated animals versus control animals) was observed -with repeat daily treatment at tolerated doses. Similar results were obtained in a mammary carcinoma model (stasis and partial remission in 58% and 25% of the primary tumors, respectively) with repeat daily dosing. In an orthotopic mouse model of HCC, statistically significant reduction in tumor growth was observed following five weeks of treatment with Milciclib (-20% reduction,30mg/kg/day),sorafenib (-20% reduction, 20 mg/kg/day) vs combination of Milciclib with Sorafenib (-38% reduction) as compared to vehicle control. The treatment also reduced serum levels of human alpha-fetoprotein. Preliminary mechanistic and gene expression studies suggest that downregulation of miR-221, miR-222 by Milciclib results in upregulation of its molecular targets, cyclin dependent kinase inhibitors p27 and p57. Additionally, Milciclib treatment upregulated relative expression of tumor suppressors p21 and p53, which are important regulators of cellular proliferation. Milciclib treatment reduced expression of pAKT, c-Myc and cyclin D1, which are known to be overexpressed in HCC tumor tissues. These preclinical data demonstrating the synergistic effect of Milciclib with Sorafenib were presented at the AASLD meeting in November 2018. Clinical safety and efficacy outcomes from the Phase 2a trial were presented at the ASCO 2020 Scientific Meeting.

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

We intend to accelerate development and cGMP manufacturing of TZLS-501 for treatment of “cytokine storm”-induced lung damage in COVID-19 patients by aerosol delivery to lung and for treatment of multiple myeloma patients by the parenteral route of administration.

On April 9, 2020 The Company announced that it had developed investigational new technology to treat COVID-19 infections, consisting of direct delivery of anti-IL-6 receptor (anti-IL-6R) monoclonal antibodies (mAbs) into the lungs using a handheld inhaler or nebulizer for treatment of patients infected with COVID-19 (SARS-CoV-2) coronavirus. On June 29, 2020 the Company announced that it was advancing GMP manufacturing of TZLS-501 with STC Biologics concurrently with the development of inhalation technology using a hand-held nebulizer with Sciarra Laboratories and safety toxicology studies in Cynomolgus monkeys with ITR Canada Laboratories. GMP batches were initiated in January 2021 and completed in March 2021. Safety inhalation toxicology studies were initiated in November 2020 and completed in March 2021. Technological assessment of nebulizers for inhalation treatment of patients was initiated in September 2020 and completed in February 2021.

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

As of April 14 2021 our intellectual property portfolio was made up as follows:

We have rights to a patent family that discloses the Milciclib compound, methods of using the compound, and processes for making the compound licensed from Nerviano Medical Sciences S.R.L. (which is further described below). This patent family includes six granted U.S. patents, one granted European patent, and one granted Eurasian patent. This patent family also includes granted patents in Africa (African Intellectual Property Organization, African Regional Intellectual Property Organization), Algeria, Argentina, Australia, Brazil, Barbados, Bosnia & Herzegovina, Canada, Colombia, Costa Rica, Croatia, Cuba, Ecuador, Georgia, Iceland, India, Indonesia, Israel, Japan, Korea, Kosovo, Malaysia, Mexico, Mongolia, Montenegro, New Zealand, Nicaragua, Norway, Pakistan, Philippines, Serbia, Singapore, South Africa, Sri Lanka, Taiwan, Trinidad & Tobago, Tunisia, Ukraine, Uzbekistan, and Vietnam. Several applications are pending in the U.S. and other countries in this family. The patents in this family will expire in April 2024, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Europe.

We also have rights to a second patent family which covers related entities, such as salts and crystal forms, of Milciclib, and methods of using the salts and crystal forms licensed from Nerviano Medical Sciences S.R.L. This patent family comprises one granted U.S. patent and one granted patent in each of Europe, China, Japan, and Hong Kong. The patents in this family will expire in April 2030, excluding any patent term adjustment and patent term extension in the U.S. and several other jurisdictions, such as Europe.

In addition, we have rights to five patent families which cover methods of using Milciclib in the treatment of multiple indications licensed from Nerviano Medical Sciences S.R.L. These patent families comprise five granted U.S. patents, and granted patents in Europe, China, Hong Kong, and Japan, and one pending patent application in Europe. The patents in these families will expire between February 2027 and March 2030, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Europe.

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

In addition, we have rights to a patent family which covers methods of using Milciclib together with a second anti-cancer agent in the treatment of cancer. This patent family includes one granted U.S. patent and pending applications in the U.S., Europe, Canada, Japan, and Hong Kong. The patent and patent applications in this family, if issued as patents, will expire in November 2038, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Europe.

We also have rights to a U.S. provisional application which covers enteric-coated pharmaceutical formulations comprising Milciclib. The patent applications in this family, if issued as patents, will expire in March 2042, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Europe.

We have rights to a first patent family that discloses methods of using Foralumab, licensed from NovImmune S.A. (which is further described below). This patent family includes one granted European patent, and one granted Eurasian patent. This patent family also includes granted patents in Australia, Canada, China, Hong Kong, Israel, Japan, Mexico, Norway, Singapore, South Africa, and Ukraine. The patents in this family will expire in April 2025, excluding any patent term extensions available in several jurisdictions, such as Europe.

We also have rights to a second patent family that discloses the Foralumab compound and methods of using the compound also licensed from NovImmune S.A. This patent family comprises four granted U.S. patents one granted European patent, and one granted Eurasian patent. This patent family also includes granted patents in Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Mexico, Norway, Republic of Korea, Singapore, South Africa, and Ukraine. An application is pending in the U.S. The patents in this family will expire in June 2025, excluding any patent term adjustment in the U.S. and patent term extensions available in the U.S. and several other jurisdictions, such as Europe.

In addition, we have rights to a third patent family that discloses combination therapies of Foralumab with IL-6 or IL-6R antibodies licensed from NovImmune S.A. This patent family has one pending U.S. application. The patents in these families will expire in January 2032, excluding any patent term adjustment and patent term extensions available in the U.S.

We have rights to a fourth patent family that discloses formulations of Foralumab and dosing regimens for treating various disorders. This patent family has an issued patent in the U.S., and applications pending in the U.S, Australia, Canada, China, Europe, Israel, Hong Kong, and Japan. The patents in these families will expire in August 2037, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

We have rights to a fifth patent family that discloses methods of using Foralumab for treating central nervous system (CNS) disorders, licensed from Brigham and Women’s Hospital, Inc. (which is further described below). This patent family has applications pending in Canada, Europe, Japan, and the United States that, if issued as patents, will expire in June 2038, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

We have rights to a sixth patent family that discloses methods of using Foralumab for treating gastrointestinal, autoimmune, and inflammatory disorders. This family has a pending international (PCT) application and pending applications in Australia and Canada. The applications in this family, if issued as patents, will expire in October 2039, excluding any patent term adjustment and patent term extensions that may be available.

We also have rights to US provisional applications that disclose methods of using Foralumab in the treatment of coronavirus and methods of using Foralumab to enhance cell adoptive therapies. The patent applications in this family, if issued as patents, will expire in 2041, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

We have rights to a patent family that discloses methods of using TZLS-501 to treat various disorders, licensed from NovImmune S.A. This patent family includes, five granted U.S. patents and one granted European patent. This patent family also includes granted patents in Australia, Canada, China, India, Israel, Japan and Mexico. Applications are pending in U.S. and Japan. The patents in this family will expire in May 2029, excluding any patent term extensions available in several jurisdictions, such as Europe.

We have rights to a second patent family that discloses methods of using TZLS-501 to treat coronavirus alone and in combination with Actinomycin D. This patent family includes a pending international (PCT) application and a pending U.S. application. The patent applications in this family, if issued as patents, will expire in March 2041, excluding any patent term extensions available in several jurisdictions.

We also have rights to two patent families related to Actinomycin D (ActD). The first family covers the use of ActD in the treatment of acute myeloid leukemia, and includes granted patents in the U.S. and Europe and pending applications in the U.S., Australia, Canada, and Japan. The patents and patent applications in this family, if issued as patents, will expire in September 2036, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Europe.

The second ActD family covers nanoparticle formulations of ActD and the use of the same in the treatment of acute myeloid leukemia and myelodysplastic syndrome. In this family, there is a granted U.S. patent and pending applications in the U.S., Europe, Australia, Canada, and Japan. The patent and patent applications in this family, if issued as patents, will expire in September 2037, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Europe.

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

We are developing Foralumab, for which we in-licensed the intellectual property from Novimmune SA, or Novimmune, in December 2014, as a potential treatment for neurodegenerative diseases such as progressive Multiple Sclerosis (pMS) and Crohn’s disease. As the only fully human engineered human anti-CD3 mAB in clinical development, Foralumab has significant potential advantages such as a shorter treatment duration and reduced immunogenicity. We believe that oral or intranasal administration of Foralumab has the potential to reduce inflammation while minimizing the toxicity and related side effects. To date, Foralumab has been studied in one Phase 1 and two Phase 2a clinical trials conducted by Novimmune in 68 patients dosed by the intravenous route of administration. In these trials, Foralumab was observed to be safe and well-tolerated and produced immunologic effects consistent with potential clinical benefit while demonstrating mild to moderate infusion related reactions, or IRR.With completion of the intravenous dosing for Phase 2a trial in Crohn’s Disease, Foralumab’s ability to modulate T-cell response enables potential extension into a wide range of other autoimmune and inflammatory diseases, such as GvHD, ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis

We have completed 2 Phase 1 single-site, double-blind, placebo-controlled trials in healthy volunteers conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA. The first trial was a dose-ranging study with nasally administered Foralumab at 10, 50 and 250 µg per day, consecutively for 5 days for the treatment of progressive multiple sclerosis (pMS). Eighteen subjects received Foralumab treatment and 9 patients received placebo. All nasal doses were well tolerated and no drug-related safety issues were reported at any of the doses. Biomarker analysis showed significant positive immune effects, that were most prominent in the 50 µg cohort with minimal immunomodulatory effects at the 10 µg and 250 µg doses. A Phase 2a trial will be initiated in Q4 2020. The second also conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA, USA, was a single-site, double-blind, placebo-controlled, single ascending dose (“SAD”) study in healthy subjects in which Foralumab was orally administered at 1.25, 2.5 and 5.0 mg per dose as enteric-coated capsules. The primary endpoint of the Phase 1 study was safety and tolerability of Foralumab in humans. Each cohort comprised of 4 subjects, of whom 3 received Foralumab treatment and 1 received a placebo capsule. All subjects completed the trial without any safety concerns at any of the doses.

A collaborative clinical study was initiated on November 2, 2020, investigating nasally administered Foralumab either alone or in combination with orally administered dexamethasone in COVID-19 patients in Brazil. In view of the importance and urgency, scientific teams at the Harvard Medical School, Santa Casa de Misericórdia de Santos Hospital (Jabaquara, Santos, Brazil) and at our company closely collaborated to facilitate initiation of this study in expedited time frames. The clinical trial was coordinated by the team at INTRIALS, a leading, full-service Latin America Clinical Research Organization, (CRO) based in Sao Paulo City, Brazil. The trial was completed in January 2021, and the clinical data from this trial is expected to be available by the first quarter of 2021. This trial, the first-ever trial on nasal administration of Foralumab for treatment of COVID-19, is of enormous significance because the underlying scientific approach is to modulate immune system, which is dysregulated and crippled to protect against the virus. If successful, we believe this approach could be good for treatment of all COVID-19 variants and other viruses.

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

Source: Development Safety Update Report No. 8, February 28, 2019, Tiziana Life Sciences PLC; Investigator Brochure, Version 14, 2019.

Since our inception in March 2014, we have devoted substantially all our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of ordinary shares. Through December 31, 2020, we had received net cash proceeds of $118.1m million from sales of our ordinary shares, issuance of convertible loans, short term loans and warrants.

Since our inception, we have incurred operating losses. Our net loss after taxation was $12.9 million for the year ended December 31, 2020, $26.1m for the year ended December 31, 2019 and $7.9m for the year ended December 31, 2018 respectively. As of December 31, 2020, we had cash and cash equivalents of $65.8 million.

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

Trend information

Recent developments

A collaborative clinical study was initiated on November 2, 2020, investigating nasally administered Foralumab either alone or in combination with orally administered dexamethasone in COVID-19 patients in Brazil. In view of the importance and urgency, scientific teams at the Harvard Medical School, Santa Casa de Misericórdia de Santos Hospital (Jabaquara, Santos, Brazil) and at our company closely collaborated to facilitate initiation of this study in expedited time frames. The clinical trial was coordinated by the team at INTRIALS, a leading, full-service Latin America Clinical Research Organization, (CRO) based in Sao Paulo City, Brazil. The trial was completed in January 2021, and the clinical data from this trial is expected to be available by the first quarter of 2021. This trial, the first-ever trial on nasal administration of Foralumab for treatment of COVID-19, is of enormous significance because the underlying scientific approach is to modulate immune system, which is dysregulated and crippled to protect against the virus. If successful, we believe this approach could be good for treatment of all COVID-19 variants and other viruses.

In addition, on August 18, 2020 the United States Patent and Trademark Office, or USPTO, granted us a patent on use and methods of treatment of Crohn’s disease with Foralumab, its proprietary fully human monoclonal antibody, and all other anti-CD3 mAbs. The CD3 (cluster of differentiation 3) is a protein complex on T-cells, which is important for the regulation of the immune system. The patent was published by the USPTO on September 1, 2020 as Patent No. 10,759,858. Recently, we also announced the issuance of the first-ever patent on oral administration of anti-CD3 mAbs for treatment of human diseases (Patent No. 10,688,186). We believe the grant of this additional composition-of-matter and use patent further strengthens our intellectual property, consisting of proprietary technologies on oral and nasal administration of Foralumab and other anti-CD3 mAbs for the treatment of human diseases.

 On July 16, 2020, we announced that we had submitted a patent application on the potential use of Foralumab, a fully human anti-CD3 mAbs, to improve success of chimeric antigen receptor T-cell, or CAR-T, therapy for cancer and other human diseases. The patent application conveys inventions related lymphodepletion to improving CAR-T expansion and/or survival using anti-CD-3 mAbs administered either alone or in combination with other co-stimulatory molecules, such as an anti-IL-6R mAb, an anti-CD28 mAb or specific inhibitors of signaling pathways of phosphatidylinositol 3-kinase (PI3K), protein kinase B (AKT), or mammalian target of rapamycin (mTOR).

 On July 31, 2020, we announced that we had submitted a patent application for the potential use of nasally administered Foralumab, a fully human anti-CD3 mAb, for the treatment of COVID-19 either alone or in combination with other anti-viral drugs. Recent clinical studies implied that a combination of anti-inflammatory and anti-viral drugs may be more effective to treat patients at different stages of COVID-19 disease.

On April 9, 2020 The Company announced that it had developed investigational new technology to treat COVID-19 infections, consisting of direct delivery of anti-IL-6 receptor (anti-IL-6R) monoclonal antibodies (mAbs) into the lungs using a handheld inhaler or nebulizer for treatment of patients infected with COVID-19 (SARS-CoV-2) coronavirus. On June 29, 2020 the Company announced that it was advancing GMP manufacturing of TZLS-501 with STC Biologics concurrently with the development of inhalation technology using a hand-held nebulizer with Sciarra Laboratories and safety toxicology studies in Cynomolgus monkeys with ITR Canada Laboratories. GMP batches were initiated in January 2021 and completed in March 2021. Safety inhalation toxicology studies were initiated in November 2020 and completed in March 2021. Technological assessment of nebulizers for inhalation treatment of patients was initiated in September 2020 and completed in February 2021.

We plan to launch a Phase 2 l clinical trial to study the potential of the oral administration of Foralumab in Crohn’s Disease in Q3 2021.

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

The table below summarizes our R&D expenses incurred by program:

	Year ended December 31,
	2020	2019	2018	2017
Direct research and development expense by program:	(in thousands)
Foralumab	$1,346	$1,750	$2,261	$1,202
Milciclib	364	1,916	2,581	2,625
BCL-3	-	-	-	347
TZLS-0501	4,167	39	-	-
ACT-D	62	-	-	-
StemPrintER	54	9	166	1,201
Total direct research and development expense	$5,993	$3,714	$5,008	$5,375
Indirect research and development expense		-	502	640
Total research and development expense	$5,993	$3,714	$5,510	$6,015

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

Realization Bonus Expenses

This is an extraordinary expense item for this year and includes the expenses for a realization bonus which became payable, triggered by a fundraising event during the year.

Impairment of an asset

This is an extraordinary expense item for this year and includes the expenses for the impairment of a non-current asset.

Disposal of Intellectual Property

This is an extraordinary expense item for this year and includes the expenses related to the disposal of intellectual property during the year.

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

Comparison of Years Ended December 31, 2020 and 2019

The following tables summarizes our results of operations for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019	Change
	(in thousands)
Operating Expenses:
Research and development	$(5,993)	$(3,714)	$(2,279)
General and administrative	$(11,203)	$(6,207)	$(4,996)
Realization bonus	(13,214)	-	(13,214)
Impairment of asset	(279)	-	(279)
Disposal of Intellectual Property	2,663	-	2,663
Total Operating expenses	$(28,026)	$(9,921)	$(18,105)

Other Income/ (Expense)	(312)	(91)	(221)

Tax credit	2,207	689	1,518

Net Loss	$(26,131)	$(9,323)	$(16,808)

Other comprehensive loss:
Foreign currency translation adjustment	3,474	(27)	3,501

Total Comprehensive (Loss)	$(22,657)	$(9,350)	$(13,307)

Research and Development Expenses

Research and development activities were $5.9 million for the year ended December 31, 2020 compared to $3.7 million for the year ended December 31, 2019 an increase of $2.2 million. The increase in cost is a result of the development of anti-IL-6R monoclonal antibodies (mAbs) compounds.

General and Administrative Expenses

Operating expenses were $11.2 million for the year ended December 31, 2020 as compared to $6.2 million for the year ended December 31, 2019, an increase of $5 million. The increase in cost is a result of the additional fair value charges of $3.5m relating to modification of existing options and the issuance of additional options, and additional compliance, professional fees and legal costs of $1.5m due to increased activity in the Company.

Realization Bonus Expense

A realization bonus of $13.2 million became payable during the year ended December 31, 2020. This became payable upon the Company raising funds in excess of $28m (£20m), which it successfully raised in August 2020.

Impairment of asset

There was an asset impairment charge of $0.3 million for the year ended December 31, 2020. This charge related to the impairment of the Company’s investment in SharDNA SPA.

Disposal of Intellectual Property

There was a gain of $2.7m arising on the disposal of the StemPrintER intellectual property in the year ended December 31, 2020.

There were proceeds on the disposal of intellectual property of $2.6 million for the year ended December 31, 2020. This credit related to the disposal of intellectual property with regards to StemPrintER of $3.9m offset by cash payable to Accustem of $1.3m.

Income Tax Credit

Income tax credits of $2.2 million and $0.7 million are recognized for the years ended December 31, 2019 and 2018, respectively. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure. The increase in the provision is due primarily to an increase in qualifying research and development expenditure incurred in the year ending December 31, 2020, plus more qualifying research and development expenditure identified for the year ending December 31, 2019 than was provided for.

Comparison of Years Ended December 31, 2019 and 2018

The following tables summarizes our results of operations for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018	Change
	(in thousands)
Operating Expenses:
Research and development	$(3,714)	$(5,510)	$1,796
General and administrative	$(6,207)	$(4,357)	$(1,850)
Total Operating expenses	$(9,921)	$(9,867)	$(54)

Other Income/ (Expense)	(91)	(12)	(79)

Tax credit	689	1,945	(1,256)

Net Loss	$(9,323)	$(7,934)	$(1,389)

Other comprehensive loss:
Foreign currency translation adjustment	(27)	(21)	(48)

Total Comprehensive (Loss)/Profit	$(9,350)	$(7,955)	$(1,341)

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

As of December 31, 2020, we had cash and cash equivalents of $65.8 million.

Through December 31, 2020, we had received net cash proceeds of $75.3 million from fundraising activities, the issuance of convertible loan notes and the exercise of options and warrants.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended December 31,
	2020	2019	2018
Net cash used in operating activities	$(11,335)	$(6,796)	$(4602)
Net cash used in investing activities	(123)	(4)	-
Net cash provided by financing activities	75,346	1,680	10,091
Effect of exchange rate changes on cash and cash equivalents	1,736	16	(249)

Net (decrease)/increase in cash and cash equivalents	$65,624	$(5,104)	$5,240

Net Cash Used in Operating Activities

Our use of cash in each of the years ended December 31, 2020, 2019 and 2018, resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $11.3 million during the year ended December 31, 2020 increased by $4.5 million compared to the year ended December 31, 2019.

Our use of cash in each of the years ended December 31, 2019 and 2018 resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $6.8 million during the year ended December 31, 2019 increased by $2.2 million compared to the year ended December 31, 2018. The decrease in net cash used in operating activities was primarily due to increased activity.

Net Cash Used in Investing Activities

During the year ended December 31, 2020, we used $0.1 million of cash in investing activities for the purchases of property and equipment.

Net Cash Provided by Financing Activities

During the years ended December 31, 2020 and 2019, net cash provided by financing activities was $75.3 million and $1.7 million, respectively, consisting of net cash proceeds from our sale and issuance of ordinary shares and ADS’s, convertible loan notes and the exercise of options and warrants.

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

In January 2020, we entered into another fixed term unsecured loan agreement with an existing shareholder for $162,923 at an interest rate of 16% per annum to be repaid no later than 36 months after the date of the agreement.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments and obligations as of December 31, 2020 and 2019.

As at December 31, 2020
(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	-	-	-	-
Operating lease obligations	$555	$265	$290	-
Total	$555	$265	$290	-

As at December 31, 2019
(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	-	-	-	-
Operating lease obligations	$870	$301	$569	-
Total	$870	$301	$569	-

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors as of the date of this annual report.

Name	Age	Position
Gabriele Marco Antonio Cerrone MBA (2)	49	Executive Chairman
Willy Simon (3)	69	Non-Executive Director
John Brancaccio (1), (3)	73	Non-Executive Director
Dr Thomas Adams		Executive Director, Head of Drug Development
Dr. Kunwar Shailubhai MBA (1),(2)	64	Chief Executive Officer, Chief Scientific Officer and Executive Director

(1)	Remuneration Committee member
(2)	Nominating Committee member
(3)	Audit Committee member

The following table sets forth information regarding our senior managers as of the date of this annual report:

Name	Position
Dr Neil Graham	Chief Medical Officer
Jules S. Jacob	Senior Director, CMC & Non-Clinical Development
Dr. Vaseem A. Palejwala	Director, Clinical operations
Keeren Shah	Finance Director

Gabriele Marco Antonio Cerrone – Executive Chairman

Mr. Gabriele Marco Antonio Cerrone, is the Founder of the company and has been its Executive Chairman since April 2014. Mr. Cerrone has founded ten biotechnology companies in oncology, infectious diseases and molecular diagnostics, and has listed seven of these companies on Nasdaq two to the Main Market and AIM Market in London. Mr. Cerrone co-founded Cardiff Oncology, Inc., an oncology company and served as its Co-Chairman; he was a co-founder and served as Chairman of both Synergy Pharmaceuticals, Inc. and Callisto Pharmaceuticals, Inc. and was a Director of and led the restructuring of Siga Technologies, Inc. Mr. Cerrone also co-founded FermaVir Pharmaceuticals, Inc. and served as Chairman of the Board until its merger in September 2007 with Inhibitex, Inc. Mr. Cerrone served as a director of Inhibitex, Inc. until its US$2.5bn sale to Bristol Myers Squibb Co in 2012. Mr. Cerrone is the Executive Chairman and Founder of dual-listed Tiziana Life Sciences plc, an oncology focused therapeutics company; Co-Founder of Rasna Therapeutics Inc., a company focused on the development of therapeutics for leukaemias; Co-Founder of Hepion Pharmaceuticals, Inc.; Executive Chairman and Co-Founder of Gensignia Life Sciences, Inc., a molecular diagnostics company focused on oncology using microRNA technology; Non-Executive Chairman and Founder of Accustem Sciences Limited; and founder of BioVitas Capital Ltd. Mr. Cerrone graduated from New York University’s Stern School of Business with a master’s degree in business administration (MBA).

Willy Simon – Non-Executive Director

Willy Jules Simon has served as a Non-Executive Director of the company since November 2015. He is a banker and worked at Kredietbank N.V. and Citibank London before serving as an executive member of the Board of Generale Bank NL from 1997 to 1999 and as the chief executive of Fortis Investment Management from 1999 to 2002. He acted as chairman of Bank Oyens & van Eeghen from 2002 to 2004. He was chairman of AIM-traded Velox3 plc (formerly 24/7 Gaming Group Holdings plc) until 2014 and had been a director of Playlogic Entertainment Inc., a Nasdaq OTC listed company. Willy Simon has been the chairman of Bever Holdings, a company listed in Amsterdam, since 2006 and Chairman of Ducat Maritime since 2015. He is also a non-executive director of OKYO Pharma Ltd plc.

John Brancaccio – Non-Executive Director

John Brancaccio, a retired CPA, has served as a director of our company since July 2020. From April 2004 until May 2017, Mr. Brancaccio was the Chief Financial Officer of Accelerated Technologies, Inc., an incubator for medical device companies. Mr. Brancaccio served as a director of Callisto Pharmaceuticals, Inc. from April 2004 until its merger with Synergy Pharmaceuticals, Inc. in January 2013 and has been a director of Tamir Biotechnology, Inc. (formerly Alfacell Corporation) since April 2004, as well as a director of Hepion Pharmaceuticals, Inc. since December 2013, Rasna Therapeutics, Inc. since September 2016, Cardiff Oncology, Inc. since December 2005 and Okyo Pharma Ltd plc since June 2020. Mr. Brancaccio served as a director of Synergy from July 2008 until April 2019.

Dr. Thomas Adams –Executive Director and Head of Drug Development

Dr Adams has been a director of Cardiff Oncology, Inc (NASDAQ: CRDF) (“Cardiff”) since June 2018, serving in the roles of Chief Executive Officer from June 2018 to May 2020, as chairman of the board from April 2009 to December 2020 and as Executive Chairman from May through December 2020. At Cardiff, Dr Adams led the development and repurposing of onvansertib, a first-in-class, third-generation Polo-like Kinase 1 (PLK1) inhibitor, for the potential treatment of KRAS-mutated metastatic colorectal cancer (mCRC). He is currently a Director at Hepion Pharmaceuticals, Inc. (NASDAQ: HEPA) where he has served since 2014. Previously, Dr. Adams served as Chairman of Clearbridge BioPhotonics, Inc., an imaging solutions company, from 2013 to 2019, and as Director of Synergy Pharmaceuticals, Inc. from 2009 to 2019. He has had several leadership roles at IRIS International, including Director, Head of Personalized Medicine and Chief Technology Officer, from 2005 until the company’s acquisition by Danaher Corporation in 2012. From 1998 to 2006, Dr. Adams was Chairman and Chief Executive Officer of Leucadia Technologies, a privately held biotechnology company which was acquired by IRIS International, Inc. in 2006. Dr. Adams founded Genta, Inc. in 1989 and served as its Chief Executive Officer until 1997. He also founded Gen-Probe, Inc. in 1984 and served as Chairman and Chief Executive Officer until its acquisition by Chugai Biopharmaceuticals, Inc. in 1989. Dr. Adams holds a Ph.D. in Biochemistry from the University of California, Riverside.

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

Dr Neil Graham– Chief Medical Officer

Dr Graham is a medicines development expert and Infectious Diseases Epidemiologist with global Biotech and Pharma R&D experience in Phase I-IV therapeutics as well as in-vivo & in-vitro diagnostic. He has in depth Global Development Expertise in early & late stage Clinical Development and in Medical Affairs, with a strong track record for Developing and Accelerating Phase I-IV programs. From 2010 to 2020, Dr Graham was VP of Strategic Program Direction, Immunology and Inflammation at Regeneron Pharmaceuticals, Inc., where he managed and oversaw a large portion of the Regeneron pipeline portfolio including leading the immunology and inflammation antibody products across all stages of development from preclinical to post-launch. He was instrumental in the development of DUPIXENT (dupilumab), from Phase 1 through its initial launch for atopic dermatitis, as well as expanding its development into asthma, sinusitis, and eight other indications. Dr. Graham also led the product development for KEVZARA (sarilumab), and REGN3500, an anti-IL33 antibody for asthma and COPD.

Prior to Regeneron, Dr. Graham served as Senior Vice President, Program and Portfolio Management at Vertex, where he oversaw the team of program leaders and managers across the portfolio from Phase 1 through launch, including Telaprevir for hepatitis C (HCV), and two innovative product candidates for cystic fibrosis which are now on the market. Previously, he held roles as CMO at Trimeris Inc. and XTL Biopharmaceuticals and worked in HIV Medical Affairs at Glaxo Welcome. Earlier in his career, Dr. Graham was an Associate Professor of Medicine and Epidemiology at John Hopkins University, School of Hygiene and Public Health.

He is the author of five chapters and books and more than 140 peer-reviewed journal articles. Dr. Graham earned an M.D., M.B.B.S., and M.P.H. from the University of Adelaide in Australia.

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

Keeren Shah – Finance Director

Keeren Shah serves as our Finance Director. Ms. Shah currently also serves as the Finance Director of Tiziana and OKYO Pharma Limited and Rasna Therapeutics Inc., having previously served as the Group Financial Controller forthese businesses from June 2016 to July 2020. Prior to joining the Company, Ms. Shah spent 10 years at Visa, Inc. as a Senior Leader in its finance team where she was responsible for key financial controller activities, financial planning and analysis, and core processes as well as leading and participating in key transformation programmes and Visa Inc.’s initial public offering. Before joining Visa, Ms. Shah has also held a variety of finance positions at other leading companies including Arthur Andersen and BBC Worldwide. She holds a Bachelor of arts with honours in Economics and is a member of the Chartered Institute of Management Accountants.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	Compensation

Total Compensation for the Chairman and Non-Executive Directors

The table below sets out the total remuneration received by the Chairman and the Non-Executive Directors for the year ended December 31, 2020.

Name	Position	Fees earned or paid in cash ($000)	Bonus earned or paid in cash ($000) (3)	Options awarded ($000) (1)	Other ($000)	Total ($000)
Gabriele Cerrone	Executive Chairman	171	13,588	155	-	13,914
Willy Simon	Non – Executive Director	49	-	31	2	82
John Brancaccio	Non – Executive Director	22	-	31	-	53
Gregor MacRae (2)	Non – Executive Director	27	-	-	1	28

(1)	Represents the fair value of incentive stock options granted during the year to December 31, 2020 using an appropriate valuation model for computing stock-based compensation expense as of the date of grant.

(2)	Mr MacRae resigned from the board of directors on July 20, 2020

(3)

The Chairman’s first realization bonus of $13.50m was satisfied on 5 August 2020, and the Chairman is unconditionally entitled to the immediate delivery of 4,763,995 new ordinary shares credited as fully paid in lieu of a cash payment.

Narrative Disclosure to the Compensation table

Gabriele Cerrone

On June 9, 2016 we entered into an agreement with our Executive Chairman, Gabriele Cerrone. Under the agreement, Mr Cerrone was to hold office as Chairman for £80,000 per annum. The agreement was to expire no earlier than 24 April 2018 and was to continue thereafter until terminated by either party giving written notice of 12 months. Mr Cerrone was also eligible to receive an annual bonus of up to 50% of his base salary, such bonus amount to be determined at the discretion of the Board of Directors.

Additionally, Mr Cerrone was also eligible to receive two realisation bonuses as follows:

(a)	in the event that, either: (i) the Group raises, in one or a series of transactions, new equity capital in excess of £20,000,000 (after expenses); or (ii) there is a sale, in one or a series of transactions, of all or substantially all of the assets (calculated on the basis of book values) of the Group Companies (or a licence of the same on an exclusive or non-exclusive basis), where the Enterprise Value equals or exceeds £150,000,000; or (iii) there is a change of control where the Enterprise Value equals or exceeds £150,000,000, in which case the Realisation Bonus will be the amount equal to the Enterprise Value multiplied by two and a half (2.5) per cent

(b)

In the event that, during this Agreement, either: (i) there is a sale, in one or a series of transactions, of all or substantially all of the assets ( calculated on the basis of book values) of the Group ( or a licence of the same on an exclusive or non-exclusive basis ), where the Enterprise Value equals or exceeds £300,000,000; or (ii) there is either a change of control where the Enterprise Value equals or exceeds £300,000,000, the Chairman will be entitled to receive an additional Realisation Bonus in the amount equal to the Enterprise Value multiplied by three and a half (3.5) per cent.

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

 The first realization bonus was satisfied on 5 August 2020, and the Chairman is unconditionally entitled to the immediate delivery of 4,763,995 new ordinary shares credited as fully paid in lieu of a cash payment. The number of shares to be issued is a fixed

On October 9, 2020, we entered into an amended agreement with Mr Cerrone, increasing his base salary to £240,000 per annum. All other terms and conditions remained the same.

Non -Executive Director remuneration

The remuneration of our non-executive directors is determined by our board as a whole, based on a review of current practices in other companies. We intend to enter into service contracts with our directors for their services or amend and restate any prior service contracts in place prior to, or as soon as practicable, following the filing of this registration statement.

Compensation of Executive Directors

The table below sets the remuneration of each of the Executive Directors and Senior Managers for the financial year ended December 31, 2020.

Name	Position	Fees earned or paid in cash ($000)	Bonus earned or paid in cash ($000)	Options awarded ($000) (1)	Total ($000)
Kunwar Shailubhai	Executive Director	600	210	2,069	2,879

(1)	Represents the fair value of incentive stock options granted during the year to December 31, 2020 using an appropriate valuation model for computing stock-based compensation expense as of the date of grant.

Narrative Disclosure to the Compensation table

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

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards for our directors, executive officers, and non-executive directors, as of December 31, 2020:

Name	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share (£)	Grant Date	Expiration Date
Gabriele Cerrone	1,830,775	0.35	25/06/2014	25/06/2024
	3,259,403	0.35	06/05/2020	05/05/2028

Kunwar Shailubhai	2,500,000	0.35	06/05/2020	05/05/2028
	4,700,000	0.35	06/05/2020	05/05/2030
	1,400,000	0.35	06/05/2020	05/05/2030

Willy Simon	250,000	147.5	25/08/2020	24/08/2030

John Brancaccio	250,000	147.5	25/08/2020	24/08/2030

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

We follow U.K. corporate governance practices in lieu of Nasdaq corporate governance requirements as follows:

●

We do not follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Articles of Association will provide alternative quorum requirements that are generally applicable to meetings of shareholders.

●

We do notfollow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion.

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

Compliance with the Quoted Companies Alliance Corporate Governance Code

All companies with securities admitted to trading on LSE are required to include on their website details of a recognized corporate governance code that the board of directors of the company has decided to apply, how the company complies with that code, and where it departs from its chosen corporate governance code an explanation of the reasons for doing so. This information is required to be reviewed annually.

The company has decided to apply the Corporate Governance Code published by the Quoted Companies Alliance, or the QCA Code. The QCA Code sets out a standard of minimum best practice for small and midsize quoted companies.

Composition of Our Board of Directors

Our board of directors is currently composed of five members. Our board of directors has determined that, of our five directors, none have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of two of the directors, Mr. John Brancaccio and Mr. Simon, and that each of these directors is “independent” as that term is defined under Nasdaq rules.

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

The expiration of the current terms of the members of the Board of Directors and the period each member has served in that term are as follows:

Name	Year Current Term Began	Year Current Term Expires
Gabriele Cerrone	2014	2021
Kunwar Shailubhai	2015	2021
Willy Simon	2016	2021
John Brancaccio	2020	2021
Thomas Adams	2021	2022

The Company has adopted best practice for corporate governance in its country of incorporation so all directors will retire and stand for re-election at each annual general meeting (as opposed to reliance upon rotational reappointment).

Committees of Our Board of Directors

Our board of directors has three standing committees: an audit committee, a remuneration committee and a nominating committee.

Audit Committee

The audit committee, which consists of, Mr. Brancaccio and Mr. Simon, assists the board of directors in overseeing our accounting and financial reporting processes. Mr. Brancaccio serves as chairman of the audit committee. The audit committee consists exclusively of members of our board who are financially literate, and Mr. Simon is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations.

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

Remuneration Committee

The remuneration committee consists of Mr. Brancaccio and Mr. Simon. Mr. Simon serves as chairman of the remuneration committee. Under SEC and Nasdaq rules, there are heightened independence standards for members of the remuneration committee, including a prohibition against the receipt of any compensation from us other than standard board member fees.

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

None of our non-employee directors have any service contracts with Tiziana Life Sciences PLC or any of our subsidiaries that provide for benefits upon termination of employment.

D. Employees

As of December 31, 2020, we had 11 full time employees. Three of our employees were engaged in research and development and eight employees were engaged in management, administration and finance. Seven are located in England and four are located in the United States. None of our employees are members of labor unions. None of our employees are covered by a collective bargaining agreement.

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

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions.”

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of May 10, 2021 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and

●	each member of our board of directors and each of our executive officers.

The number of ordinary shares beneficially owned by each entity, person, board member, or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of May 10, 2021 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

	Number of Ordinary Shares Beneficially Owned
Name and address of beneficial owner	Shares	%

5% or Greater Shareholders:
Gabriele Cerrone(1)	68,135,668	34.68

Executive Officers and Directors:
Gabriele Cerrone(1)	68,135,668	34.68
Willy Simon	16,500	*
Kunwar Shailubhai(2)	5,480,000	2.74
John Brancaccio	-	-
Thomas Adams	-	-
All directors and executive officers as a group (5 persons)(3)	73,632,168	36.54

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Mr. Gabriele Cerrone is the ultimate beneficial owner of ordinary shares through Planwise Group Limited and Panetta Partners Limited.

Includes1,830,775 stock options which are currently exercisable or exercisable within 60 days of May 10, 2021.

(2)	Consists of 5,075,000 stock options which are currently exercisable or exercisable within 60 days of May 10, 2021

(3)	Includes of 6,905,775 stock options which are currently exercisable or exercisable within 60 days of May 10, 2021

B. Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2020, with the beneficial owners of 5% or more of our ordinary shares, which are our only voting securities, and senior management and members of our board of directors.

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

B. Significant Changes

See Note 25 of our consolidated financial statements at the end of this Annual Report for a description of the significant changes since December 31, 2020.

ITEM 9: THE LISTING

A. Listing Details

The principal trading market for our ordinary shares is the main market (LSE) of the London Stock Exchange, where our ordinary shares have been listed since January 21, 2021. Prior to this date we were listed on the AIM market of the London Stock Exchange since 2014. The following table sets forth, for the periods indicated, the reported high and low closing prices on the London Stock Exchange for our ordinary shares in pounds Sterling. See “Exchange Rate Information” on page 4 for the exchange rates applicable to the periods set forth below.

Our ordinary shares have been trading on LSE under the symbol “TILS” since January 21, 2021 and on AIM under the symbol “TILS” since April 24, 2014.

The following table presents, for the periods indicated, the reported high and low sale prices, including intra-day sales, of our ordinary shares on LSE and AIM in Pounds Sterling and U.S. dollars. For the convenience of the reader, we have translated Pounds Sterling amounts in the table below into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on May 7, 2021, which was £1.00 to $1.4000.

	Price Per Ordinary Share £		Price Per Ordinary Share $
	High	Low	High	Low
Year Ended December 31, 2021
First Quarter	1.95	0.90	2.73	1.27
Second Quarter (to May 10, 2021)	1.05	0.77	1.47	1.08

Year Ended December 31, 2020
First Quarter	1.73	0.24	2.42	0.33
Second Quarter	1.20	0.33	1.68	0.46
Third Quarter	3.00	0.99	4.20	1.38
Fourth Quarter	2.06	0.72	2.88	1.01

Year Ended December 31, 2019
First Quarter	0.64	0.43	0.90	0.60
Second Quarter	0.76	0.44	1.06	0.62
Third Quarter	0.70	0.48	0.98	0.67
Fourth Quarter	0.50	0.41	0.70	0.57

Year Ended December 31, 2018
First Quarter	1.49	0.82	2.09	1.15
Second Quarter	0.88	0.37	1.23	0.52
Third Quarter	1.45	0.37	2.03	0.52
Fourth Quarter	1.47	0.63	2.06	0.88

Year Ended December 31, 2017
First Quarter	2.10	1.66	2.94	2.32
Second Quarter	2.40	1.65	3.36	2.31
Third Quarter	1.75	1.42	2.45	1.99
Fourth Quarter	1.80	1.39	2.52	1.95

Year Ended December 31, 2016
First Quarter	2.15	1.22	3.01	1.71
Second Quarter	1.61	1.23	2.25	1.72
Third Quarter	2.02	1.35	2.83	1.89
Fourth Quarter	2.16	1.75	3.02	2.45

On May 10, 2021, the last reported sale price of our ordinary shares on LSE was £0.80 per ordinary share ($1.12 per ordinary share based on the exchange rate set forth above).

Our American Depositary Shares, or ADSs, have been trading on the Nasdaq Global Market under the symbol “TLSA” since November 20, 2018. The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the Nasdaq Global Market in U.S. dollars. The ADS prices have been adjusted to reflect the 2:1 stock split that took place in October 2019.

	Price Per ADS $
	High	Low

Monthly:
November 2018	2.118	1.57
December 2018	1.7699	1.34
January 2019	1.42	1.1121
February 2019	1.35	1.14
March 2019	1.218	1.0
April 2019	1.9069	1.1
May 2019	1.7734	1.2835
June 2019	1.848	1.44
July 2019	1.6226	1.3
August 2019	1.47	1.2382
September 2019	1.544	1.0713
October 2019	1.436	0.69
November 2019	1.408	1.08
December 2019	1.252	0.944
January 2020	3.27	0.9514
February 2020	0.956	0.8572
March 2020	2.104	0.684
April 2020	1.36	0.72
May 2020	2.644	1.128
June 2020	2.74	2.152
July 2020	6.99	2.604
August 2020	5.62	3.53
September 2020	3.93	3.01
October 2020	4.96	3.32
November 2020	4.05	2.48
December 2020	2.59	1.86
January 2021	4.73	2.45
February 2021	4.54	2.98
March 2021	3.24	2.65
April 2021	3.29	2.31
May 2021 (through May 10, 2021)	2.71	2.28

On May 10, 2021, the last reported sale price of our ADS’s on the Nasdaq Global Market was $2.42 per ADS.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are listed on LSE under the symbol “TILS” and our ADSs are listed on the Nasdaq Global Market under the symbol “TLSA.”

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

Transfers of Shares

Transfers of the ordinary shares (including instruments transferring ordinary shares and agreements to transfer ordinary shares) are subject to stamp duty or SDRT at a rate of 0.5% on the value of the transfer.:

●	the ordinary shares are admitted to trading on LSE, but are not listed on any market (with the term “listed” being construed in accordance with section 99A of the Finance Act 1986), and this has been certified to Euroclear; and

●	AIM continues to be accepted as a “recognized growth market” as construed in accordance with section 99A of the Finance Act 1986).

In the event that either of the above requirements is not met, stamp duty or SDRT will generally apply to transfers of, or agreements to transfer, ordinary shares. Where applicable, the purchaser normally pays the stamp duty or SDRT.

Issue and Transfers of ADSs

U.K. stamp duty or SDRT is payable on the issue or transfer of (including an agreement to transfer) ADSs in the company at a rate of 0.5%.

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

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Finance Director, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2020. Based on that evaluation, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer have concluded that as of December 31, 2020, due to the existence of the material weaknesses in the Company’s internal control over financial reporting described below, the Company’s disclosure controls and procedures were not effective.

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

Under the supervision and with the participation of management, the Company’s Chief Executive Officer and the Company’s Finance Director, the Company conducted an evaluation of the effectiveness of its internal control over financial over financial reporting based on the framework described in Internal Control-Integrated Framework issued by the Commission of Sponsoring Organizations of the Treadway Commission, as revised in 2013. Based on that evaluation, management has concluded that the Company did not maintain effective internal control over financial reporting as of the period ended December 31, 2020 due to the existence of the material weaknesses in internal control over financial reporting described below.

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

Management has determined that the Company did not maintain effective internal control over financial reporting as of the period ended December 31, 2020 due to the existence of the following material weaknesses identified by management. The material weaknesses identified below did not result in a material misstatement of our consolidated financial statements, and management believes that our consolidated financial statements present fairly the consolidated financial position, results of operations and cash flows for the periods covered. However, management recognizes that the failure of the internal control over financial reporting to operate effectively as described below could have resulted in a material misstatement which may not have been detected by our controls:

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

Control Environment

The Company did not maintain an effective control environment. The control environment, which is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its people, and is the foundation for all other components of internal control over financial reporting. Our control environment was ineffective because:

●	We did not timely develop and communicate an employee handbook for employees to consult in the event an issue arises; and

●	We did not complete formal performance evaluations for employees responsible for governance and internal controls.

Remediation efforts

Management intends to remediate this item in the following manner:

i.	Additional funds have been made available from recent fundraising to enable the Company to address its lack of accounting resources.

ii	Periodic assessments will be performed to evaluate the sufficiency of the Company’s accounting resources and needs for recruiting additional personnel, in addition to providing our accounting personnel with regular training over applicable IFRS accounting standards, complex accounting and financial reporting subject matter, and SEC reporting.

iii.	Develop and maintain an Employee Handbook, for employees to reference.

iv.	Perform evaluations of all employees who impact Internal Controls over Financial Reporting.

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

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

The members of our audit committee are Mr John Brancaccio and Mr. Willy Simon. Mr. John Brancaccio is the chair of the audit committee. Each of our audit committee members satisfies the independence requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Marketplace Rules and the independence requirements of Rule 10A-3(b)(1) under the Exchange Act. Our board of directors has determined that Mr. John Brancaccio is an “audit committee financial expert” as defined in Item 16A of Form 20-F.

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

	Year Ending December 31,
	2020	2019
	(in thousands)
Audit fees	85	104
Other assurance services	77	71

Total	162	175

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

ITEM 18: FINANCIAL STATEMENTS

See the Financial Statements beginning on page F-1.

ITEM 19: EXHIBITS

Exhibit No.	Description

3.1	Memorandum and Articles of Association of Tiziana Life Sciences PLC. (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
2.1	Form of Deposit Agreement. incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Form F-1 filed on September 25, 2018).
2.2	Form of American Depositary Receipt (included in Exhibit 4.1).
4.1	License Agreement relating to Milciclib between Nerviana Medical Services S.r.l. and Tiziana Life Sciences PLC, dated January 2015 (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.2	License and Sublicence Agreement relating to CD3 (NI-0401) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2014. incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.3	License and Sublicence Agreement relating to IL-6r (NI-1201) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2016. (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.4	License Agreement relating to a novel formulation of Foralumab in a medical device for nasal administration between The Brigham and Women’s Hospital, Inc. and Tiziana Life Sciences plc, dated April 2018. (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.5	Annual Lease for 55 Park Lane, Suite 14a, London W1K 1NA, United Kingdom, dated June 29, 2018 (incorporated by reference to Exhibit 4.5 to Form 20-F filed on June 17, 2020).
4.6	Five-Year Lease for 420 Lexington Avenue, Suite 2525, New York, United States, dated August 2, 2016 (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.7	Annual Lease for 3084 Old Easton Road, Doylestown, Pennsylvania, United States, as amended, dated October 1, 2018. (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.8	Tiziana Life Sciences plc Employee Share Option Plan, with Non-Employee Sub-Plan and US Sub-Plan, adopted by the Board on 23 March 2016 and approved by shareholders on June 30, 2016. (incorporated by reference to Exhibit 4.7 to Form 20-F filed on April 4, 2019).
4.9	Amended and Restated Service Agreement dated July 11, 2019, between the Registrant and Dr. Kunwar Shailubhai (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to Form F-1 filed on July 11, 2019)
4.10	Form of Deed of Indemnity for board members. (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.11	ATM Sales Agreement dated April 10, 2020 by and between Tiziana Life Sciences plc and ThinkEquity, a division of Fordham Financial Management, Inc. (incorporated by reference to Exhibit 1.1 to Form 6-K filed on April 14, 2020).
8.1*	List of Subsidiaries.
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Mazars LLP.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed Herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Tiziana Life Sciences plc

By:	/s/ Kunwar Shailubhai
Kunwar Shailubhai
Chief Executive Officer

Date: May 17, 2021

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TIZIANA LIFE SCIENCES PLC

Financial Statements and Notes to Financial Statements to be provided under separate cover

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Tiziana Life Sciences plc

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Tiziana Life Sciences plc and its subsidiaries (the Group) as of December 31, 2020 and 2019, together with the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 21, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/Mazars LLP

Mazars LLP

We have served as the Group’s auditor since 2016.

London, England

May 17, 2020

TIZIANA LIFE SCIENCES PLC

Consolidated Balance Sheets

(In thousands)

	Year ended December 31,
	2020	2019
	$	$
ASSETS
Current assets:
Cash and cash equivalents	65,824	200
Prepayments and other receivables	785	165
Finance lease receivable	152	143
Taxation receivable	3,047	675
Related party receivables	368	322
Total current assets	70,176	1,505

Property and Equipment, net	3	6
Finance lease receivable	120	149
Right of use asset	357	433
Other non-current assets	-	285
Total non-current assets	480	873

Total assets	70,656	2,378

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Current liabilities:
Accounts payable and accrued expenses	5,590	6,396
Lease Liability	265	279
Related party payable	2,040	594
Other liabilities	85	82
Total current liabilities	7,980	7,351

Lease Liability (Non-Current)	290	541
Total liabilities	8,270	7,892

Shareholders’ Equity:
Called up share capital (194,612,289 shares are issued and outstanding; 2018: 136,463,818)	10,794	8,599
Share premium	111,821	39,931
Share based payment reserve - Options	8,624	5,163
Share based payment reserve - warrants	697	2,419
Convertible loan note reserve	-	1,357
Shares to be issued reserve	13,503	-
Other reserve	(46,171)	(46,171)
Translation reserve	5,414	1,940
Capital reduction reserve	42,350	41,292
Retained earnings	(84,646)	(60,044)
Total shareholders’ equity	62,386	(5,514)
Total liabilities and shareholders’ equity	70,656	2,378

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES PLC

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except loss per share)

	Year ended December 31,
	2020	2019	2018
	$	$	$
Revenue
Cost of revenue	-	-	-
Gross Profit	-	-	-

Operating gain /(expenses):
Research and Development	(5,993)	(3,714)	(5,510)
Operating Expenses	(11,203)	(6,207)	(4,357)
Realisation bonus	(13,214)	-	-
Impairment of asset	(279)	-	-
Gain from disposal of intellectual property	2,663	-	-
Total operating expenses	(28,026)	(9,921)	(9,867)

Loss from operations	(28,026)	(9,921)	(9,867)

Other income/(expense):
Finance Income/(expense)	(312)	(91)	(12)

Loss from operations before income taxes	(28,338)	(10,012)	(9,879)

Income tax provision	2,207	689	1,945

Loss for the year	(26,131)	(9,323)	(7,934)

Other Comprehensive loss:
Currency translation	3,474	(27)	(21
Comprehensive loss	(22,657)	(9,350)	(7,955)

Basic and diluted loss per share attributable to common shareholders	$(15.46)	$(0.07)	$(0.06)

TIZIANA LIFE SCIENCES PLC

Consolidated Statements of Shareholders’ Equity

($ In thousands)

	Shares	Share Capital	Share Premium	Share Based Payment Reserve (Options)	Share Based Payment Reserve (warrants)	Convertible Loan Note Reserve	Merger Reserve	Other Reserve	Retained Earnings	Shares to be issued Reserve	Translation Reserve	Capital Reduction Reserve	Total Equity
		$	$	$	$	$	$	$	$	$	$	$	$
Balance at 1 January 2018	125,054,805	8,141	30,559	3,213	1,464	-	-	(46,171)	(42,764)	--	1,988	41,292	(2,278)

Issue of share capital	11,409,013	451	9,556	-	-	-	-	-	-	-	-	-	10,007
Convertible loan note interest		1	22	-	-	-	-	-	(23)	-	-	-	-
Share based payment (options)		-	-	641	-	-	-	-	-	-	-	-	641
Share based payment (warrants)		-	(305)	-	410	-	-	-	-	-	-	-	105
Total transactions with owners	190,698	452	9,273	641	410	-	-	-	(23)	-	-	-	10,752
Comprehensive income		-	-	-	-	-	-	-	-	-	-	-	-
Loss for the period		-	-	-	-	-	-	-	(7,934)	-	-	-	(7,934)
Translation		-	-	-	-	-	-	-	-	-	(21)	-	(21)
Total comprehensive income		-	-	-	-	-	-	-	(7,934)	-	(21)	-	(7,955)
Balance at 31 December 2018	136,463,818	8,592	39,832	3,854	1,874	-	-	(46,171)	(50,721)	-	1,967	41,292	519
Issue of share capital	190,698	7	99	-	-	-	-	-	-	-	-	-	106
Convertible loan note issued		-	-	-	-	1,850		-	-	-	-	-	1,850
Convertible loan note interest		-	-	-	-	52				-	-	-	52
Share based payment (options)		-	-	1,309	-	-		-	-	-			1,309
Share based payment (warrants)		-	-		545	(545)		-	-	-		-	-
Total transactions with owners	190,698	7	99	1,309	545	1,357	-	-	-	--	-	-	3,317
Comprehensive income										-
Loss for the period									(9,323)	-			(9,323)
Translation										-	(27)		(27)
Total comprehensive income									(9,323)	-	(27)		(9,350)
Balance at 31 December 2019	136,654,516	8,599	39,931	5,163	2,419	1,357		(46,171)	(60,044)	--	1,940	41,292	(5,514)
Issue of share capital	43,979,245	1,667	69,490	-	-	-	-	-	-	-	-	-	71,157
Issue of share capital (In lieu of fees)	281,250	11	455							-			466
Issue of share capital (Warrants)	6,365,428	239	3,125							-			3,364
Issue of share capital (Loan conversion)	4,406,125	165	2,139			(2,304)				-			-
Issue of share capital (Options)		113	826							-			939
Convertible loan note issued						163				-			163
Convertible loan note interest						272				-			272
Share based payments charge (warrants)					324	(298)				-			26
Share based payment (options)				5,105						-			5,105
Options forfeited/cancelled in the year				(35)						-			(35)
Exercise of options	2,925,725		80	(1,609)					1,529	-			-
Exercise of warrants			1,236		(2,046)	810				-			-
Shares to be issued in lieu of cash realization bonus										13,503			13,503
Reduction in share premium			(5,461)									5,461	-
Capital distribution												(4,403)	(4,403)
Total transactions with owners	57,957,773	2,195	71,890	3,461	(1,722)	(1,357)	-	-	1,529	13,503	-	1,058	91,101
Comprehensive income
Loss for the period									(26,131)				(26,131)
Translation											3,474		3,474
Total comprehensive income									(26,131)		3,474		(22,657)
Balance at 31 December 2020	194,612,289	10,794	111,821	8,624	697	-		(46,171)	(84,646)	13,503	5,414	42,350	62,386

The capital reduction reserve includes reserves designated as realized profits available for distribution under section 830(2) of the Companies Act 2006 arising from the court approved capital reduction detailed in notes 16 and 21.

TIZIANA LIFE SCIENCES PLC

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31,
	2020	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from operations before income taxes	$(28,338)	$(10,012)	$(9,879)
Adjustments to reconcile net loss to net cash used in operating activities:
Convertible loan interest accrued	272	50	12
Convertible loan interest paid as equity		-	21
Shares issued in lieu of fees	466	105	55
Share based payment – options	5,070	1,266	672
Share based payment – warrants	26	-	60
Bonus to be settled in equity	13,503	-	-
Net (increase) in related party receivables	(31)	(287)	-
Net increase in related party payables	1,145	436	144
Net (increase)/decrease in operating assets/other receivables	(437)	159)	(180)
Net increase/(decrease) in operating liabilities /other liabilities	(972)	(23	1,979
Depreciation	5	5	16
Loss on foreign exchange	237	165	(296)
Lease adjustment	-	-	3
Depreciation of right-of-use asset	86	248	-
Loss on disposal of right of use asset	-	71	-
Cash inflow from taxation	-	1,021	2,791
Impairment of SharDNA SPA	296	-	-
Gain from disposal of intellectual property	(2,663)	-	-
Net cash used in operating activities	(11,335)	(6,796)	(4,602)

CASH FLOWS FROM INVESTING ACTIVITIES
PPE	(3)	(4)	-
Purchase of Act D	(120)	-	-
Net cash used in investing activities	(123)	(4)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares *	71,157	-	8,582
Proceeds from issuance of convertible loan notes	163	1,880	-
Proceeds from issuance of warrants	3,364	-	1,509
Proceeds from issuance of options	939
Repayment of leasing liabilities	(277)	(200)	-
Net cash provided by financing activities	75,346	1,680	10,091

Net increase/(decrease) in cash and cash equivalents	63,888	(5,120)	5,489

Cash and cash equivalent, beginning of period	200	5,304	64
Exchange difference	1,736	16	(249)
Cash and cash equivalent, end of period	65,824	200	5,304

*	All cost of fundraises have been netted off against the proceeds in prior years for comparison purposes.

TIZIANA LIFE SCIENCES PLC

Notes to Consolidated Financial Statements

1.	GENERAL INFORMATION

Tiziana Life Sciences PLC is a public limited company incorporated in the United Kingdom under the Companies Act and at the year end was quoted on the AIM market of the London Stock Exchange (AIM: TILS) and on the NASDAQ Capital Market (NDAQ: TLSA). The Company delisted from AIM on 21st January 2021 and is now trading on the main market of the London Stock Exchange (LSE: TILS). The address of its registered office is given on page 1. The principal activities of the Company and its subsidiaries (the Group) are that of a clinical stage biotechnology company focused on targeted drugs to treat diseases in oncology and immunology.

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

The Directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation.  On the basis of those projections, the directors conclude that the company will be able to meet its liabilities as they fall due for the next 18 months from the date when these financial statements are issued and accordingly the Directors believe it appropriate have prepared the financial statements are prepared on a going concern basis.

New and Revised Standards

Standards in effect in 2020

An amendment to IFRS 3 ‘Definition of a business’ has come into effect from January 1, 2020. The Company has applied the new definition to any relevant transactions.

IFRS in issue but not applied in the current financial statements

The directors do not expect that the adoption of new IFRS Standards, Interpretations and Amendments that have been issued but are not yet effective will have a material impact on the financial statements of the Group in future periods.

Several IFRS and IFRIC interpretations are also currently in issue which are not relevant for the Group’s activities and which have not therefore been adopted in preparing these financial statements.

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

Business combination

The consolidated position of the Group is as a result of the reverse acquisition of Alexander David Investments plc by Tiziana Pharma Ltd and the subsequent listing of the Company on the London stock exchange as Tiziana Life Sciences Plc on 24 April 2014.

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

(a) Financial assets, initial recognition and measurement and subsequent measurement

All financial assets not recorded at fair value through profit or loss, such as receivables and deposits, are recognized initially at fair value plus transaction costs. Financial assets carried at fair value through profit or loss (FVTPL) are initially recognized at fair value, and transaction costs are expensed in the income statement. The measurement of financial assets depends on their classification. Financial assets such as receivables and deposits are subsequently measured at amortized cost using the effective interest method, less loss allowance. The Group does not hold any financial assets at fair value through profit or loss or fair value through other comprehensive income.

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

Warrants

Warrants are issued by the Group in return for services and as part of a financing transaction.

Warrants issued in return for services.

Warrants issued in return for services fall within scope of IFRS 2. The financial liability component is measured at fair value and charged to the Consolidated Statement of Income. There is no remeasurement of fair value.

Warrants issued as part of a financing transaction.

Warrants issued as part of a financing transaction fall outside the scope of IFRS 2. These are classified as equity instruments because a fixed amount of cash is exchanged for a fixed amount of equity. The fair value is recognised within equity and is not remeasured.

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

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term.

The estimated useful lives for the current period and the comparative period are as follows.

Fixtures and fittings	5 years
IT and equipment	3 years
Right of use asset	Economic life of contractual relationship

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

Impairment of non-financial assets

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Non-financial assets are impaired when its carrying amount exceed its recoverable amount. The recoverable amount is measured as the higher of fair value less cost of disposal and value in use. The value in use is calculated as being net projected cash flows based on financial forecasts discounted back to present value at a pre-tax discount rate.

Leases

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and
●	Leases with a duration of 12 months or less.

IFRS16 was adopted 1 January 2019 without restatement of comparative figures. The following policies apply subsequent to the date of initial application, 1 January 2019.

The Group has leases for its offices. Each lease is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have any short-term leases or leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment (see Note 12).

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease.

Measurement and recognition of leases as a lessee

At lease commencement date, the Group recognises a right-of-use asset and a lease liability in its consolidated statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use asset on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Group’s incremental borrowing rate because as the lease contracts are negotiated with third parties it is not possible to determine the interest rate that is implicit in the lease. The incremental borrowing rate is the estimated rate that the Group would have to pay to borrow the same amount over a similar term, and with similar security to obtain an asset of equivalent value. This rate is adjusted should the lessee entity have a different risk profile to that of the Group.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced by lease payments that are allocated between repayments of principal and finance costs. The finance cost is the amount that produces a constant periodic rate of interest on the remaining balance of the lease liability.

The Group as a lessor

As a lessor the Group classifies its leases as either operating or finance leases. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset and classified as an operating lease if it does not.

During the course of 2020, the Group sublet one of its office spaces. This has been recognised as a writeback of the associated right of use asset and the recognition of a finance lease receivable for the value of the sublease (see note 16).

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

Share based payments

The calculation of the fair value of equity-settled share-based awards and the resulting charge to the statement of comprehensive income requires assumptions to be made regarding future events and market conditions. These assumptions include the future volatility of the Company’s share price. These assumptions are then applied to a recognised valuation model in order to calculate the fair value of the awards.

Where employees and directors are rewarded using share-based payments, the fair value of the employees’, directors’ or advisers’ services are determined by reference to the fair value of the share options/warrants awarded. Their value is appraised at the date of grant and excludes the impact of any nonmarket vesting conditions (for example, profitability and sales growth targets). Warrants issued in association with the issue of Convertible Loan Notes are also considered as share based payments and a share-based payment charge is calculated for these too.

Where advisers are rewarded using share-based payments, the fair value of the advisers' services are determined by reference to the fair value of the share options/warrants awarded, unless it can be measured based on their services. Their value is appraised at the date of grant and excludes the impact of any nonmarket vesting conditions (for example, profitability and sales growth targets).

In accordance with IFRS 2, a charge is made to the statement of comprehensive income for all share-based payments including share options based upon the fair value of the instrument used. A corresponding credit is made to a share-based payment reserve - options, in the case of options/warrants awarded to employees, directors, advisers and other consultants.

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

Other non-current assets

Other non- current assets are currently measured at cost less accumulated impairment. The asset is not yet being amortised since it is not yet in the condition necessary for it to be capable of operating in the manner intended by management.

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

The following are considered to be critical accounting estimates:

Share-based payments

The Group accounts for share-based payment transactions for employees in accordance with IFRS 2 Share-based Payment, which requires the measurement of the cost of employee services received in exchange for the options on our ordinary shares, based on the fair value of the award on the grant date.

The Directors selected the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

The resulting cost of an equity incentive award is recognised as expense over the requisite service period of the award, which is usually the vesting period. Compensation expense is recognised over the vesting period using the straight-line method and classified in the consolidated statements of comprehensive income.

The assumptions used for estimating fair value for share-based payment transactions are disclosed in note 27 to our consolidated financial statements.

The following are considered to be critical accounting judgments:

Income taxes

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Research and development costs

Research and development costs are charged to expense as incurred and are typically made up of clinical and preclinical activities, drug development and manufacturing costs, and third-party service fees, including for clinical research organizations and investigative sites. When entering into agreements with third parties which provide the rights to conduct research into specific biological processes the Group accounts for these agreements as an expense if the agreements are 'milestone' in nature and relate to the Group's own research and development costs. Such agreements involve periodic payments and are evaluated as representing payments made to fund research.

Leases

IFRS 16 defines the lease term as the non-cancellable period of a lease together with the options to extend or terminate a lease, if the lessee were reasonably certain to exercise that option. This will take into account the length of time remaining before the option is exercisable, current trading, future trading forecasts as to the ongoing profitability of the organisation and the level and type of planned future capital investment. The judgement is reassessed at each reporting period. A reassessment of the remaining life of the lease could result in a recalculation of the lease liability and a material adjustment to the associated balances.

4	DEMERGER OF SUBSIDIARY

The Company’s demerger of its subsidiary, Stemprinter Sciences Ltd, to allow for the creation of a separate business occurred by way of a demerger under English law. It happened in two distinct steps. In the first step, in September 2020, Tiziana transferred all the ownership rights and intellectual property relating to the StemPrintER project, in the form of patents and a license, to a Tiziana subsidiary, Stemprinter Sciences Limited. In the second step, on October 5, 2020, the Company sold Stemprinter Sciences Limited to Accustem Sciences Ltd.

In September 2020, the Company transferred all the ownership rights and intellectual property relating to StemPrintER™ along with $1.4 million (£1.0 million) in cash to its newly formed wholly owned subsidiary, StemPrinter Sciences Limited. This was the first step in the creation of the separate business by way of a demerger under English law.

In this first step, the transfer of all the ownership rights and intellectual property was treated as an asset transfer (acquired IPR&D). The treatment as a separate asset acquisition at this stage reflected the fact that, immediately prior to transfer, the Company carried out only limited maintenance type activity on the StemPrintER project and the concentration of fair value was in the StemPrintER intellectual property asset.

Stemprinter Sciences Limited recorded the ownership rights and intellectual property a separately acquired an intangible asset in its books at cost under IAS 38, with cost (as defined in the IFRS Glossary), including the fair value of the other consideration given (i.e., shares issued in exchange for intellectual property). temprinter Sciences Limited therefore was also required to record the equity capital issued for the StemPrintER asset acquired at fair value as set out in IFRS 13. Prior to the transfer, the intellectual property was an internal project within the Company and was not classified as an asset on the Company’s balance sheet or a separate line of business.

The Company tracked the expenses incurred in maintaining this project in the form of patent maintenance fees, CRO fees and project consultancy fees, the total amounts for which between 2014 and the transfer date were £2,073,930. The Company used the aggregate amount of these expenses as its determination of fair value (as further discussed below) to credit an account in the books of Stemprinter Sciences Limited by $2,83,246 (£2,073,930). Tiziana received 3,070,000 shares in Stemprinter Sciences Limited as consideration for the asset transfer. Tiziana also contributed capital and resources, consisting of $1.4 million (£1.0 million) in cash.

In the second step of the transaction, on October 5, 2020, Accustem Sciences Ltd entered into an agreement with the Company to acquire Stemprinter Sciences Limited, including the ownership rights and intellectual property relating to StemPrintER™ and cash of $1.4 million (£1.0 million) contained within the entity. In exchange for the transfer of ownership (shares in Stemprinter Sciences Limited), Accustem Sciences Ltd allotted 194,612,288 ordinary shares of £0.01 par value to Tiziana shareholders on a one for one basis based on the Tiziana ownership as at October 30, 2020. Stemprinter Sciences Limited was a consolidated subsidiary of Tiziana Life Sciences plc until October 5, 2020.

The Demerger was effected by Tiziana declaring a special dividend on the Tiziana Shares which was satisfied by the transfer to Accustem of the entire issued share capital of Stemprinter Sciences Limited, the company to which all the relevant assets relating to StemPrintER had been transferred.

In order for the Demerger to be effective, the Company cancelled $5,461,000 (£4,000,000) from its Share Premiuim account in order to create a distributable reserve in the Company to facilitate the special dividend to shareholders. This was approved by the High Court on October 26, 2020.

As at December 31, 2021, the $1.4 million (£1.0 million) is a payable by Tiziana to Accustem Sciences Ltd.

5.	OPERATING LOSS

The Group’s operating loss are stated after charging the following:

	Year Ended December 31,
	2020 $’000	2019 $’000	2018 $’000
License fee	706	553	662
Realization bonus	13,503	-	-
Foreign exchange gain related to the realization bonus	(289)
Depreciation of Property, Plant and Equipment	5	5	13
Depreciation (Right-of-use asset)	86	245	-
Foreign exchange (gain)/losses	239	165	45

6.	SEGMENTAL REPORTING

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

7.	EMPLOYEES

	Year ended December 31,
	2020 $’000	2019 $’000	2018 $’000
Group
Staff costs comprised:
Directors’ salaries (including bonus)	14,666	1,145	606
Employee’s wages, salaries and bonus	1,058	696	712
Social security costs	194	609	491
Recruitment fees	17	-	-
Share based payment charge	5,105	1,266	539
	21,040	3,716	2,348
The average monthly number of employees, including directors, employed by the group during the year was:
Research and Development	3	5	6
Corporate and administration	8	4	5
	11	9	11

8.	REMUNERATION OF KEY MANAGEMENT PERSONNEL

$’000	Year ended December 31,
	2020				2019				2018
Director	Directors’ fee	Bonus	Salary	Share based payments	Directors’ fee	Bonus	Salary	Share based payments	Directors’ fee	Salary
G. Cerrone (1)	170	13,588	-	155	102	182	-	296	124	-
R. Dalla-Favera	-	-	-	-	3	-	-	-	26	-
Willy Simon	49	-	-	31	48	-	-	-	51	-
Gregor MacRae	27	-	-	-	-	-	-	-	-	-
J Brancaccio	22	-	-	31	-	-	-	-	-	-
K. Shailubhai (2)	-	210	600	2,069	-	210	600	695	-	105
	268	13,798	600	2,286	153	392	600	991	201	105

(1)	Gabriele Cerrone’s 2020 bonus includes a $13.2m realization bonus; his 2019 bonus covers the period June 9, 2016 to December 31, 2019
(2)	Kunwar Shailubhai became an employee of the company on May 24, 2017, at which point he ceased to be a non-executive director.

The following share options were granted to directors in the following periods:

	Year ended December 31,
	2020	2019	2018
	Number of options	Number of options	Number of options

G. Cerrone	1,800,000	-	550,000
K. Shailubhai	-	-	6,500,000
L. Zanbeletti	-	-	550,000
W.Simon	250,000	-	-
J. Brancaccio	250,000	-	-
	2,300,000	-	7,600,000

The key management personnel of the Group are considered to be represented by the directors and officers of the Company.

No director has yet benefitted from any increase in the value of share capital since issuance of the options.

2,319,225 share options were exercised by directors in the year for an intrinsic gain of $4.1m.

The Company made $10k (2019: $16k) of payments to a defined contribution pension schemes on behalf of directors or employees.

9.	FINANCE COSTS

	Year ended December 31,
	2020 $’000	2019 $’000	2018 $’000
Group
Finance Income
Finance income received on net investment in lease	8	1	-
Total finance income	8	1	-

Finance Expense
Finance charge accrued on convertible loan notes	303	61	12
Interest expense on lease liabilities	17	31	-
Total finance expenses	320	92	12
Net finance expense recognized in Statement of Comprehensive Income	312	92	12

10.	TAXATION

	Year Ended December 31,
	2020 $’000	2019 $’000	2018 $’000
Group
Current year tax (credit)	(1,546)	(661)	(1,067
Adjustments due to prior periods	(661)	(28)	(879)
Total tax (credit) for the period	(2,207)	(689)	(1,945)

The tax charge for the year is different from the standard rate of corporation tax in the United Kingdom of 21.49%. The difference can be reconciled as follows:
Loss before taxation	(28,337)	(10,013)	(9,939)
Loss charged at standard rate of corporation tax 19% (2018: 19%; 2017: 19.25%)	(5,384)	(1,903)	(1,888)
Other timing differences	-	-	1,104
Movement in unrecognised deferred tax	1,316	(241)	-
Expenses not deductible for taxation	4,986	1,727	176
Adjustments due to prior periods	(661)	(28)	(879)
Research and development claim	(665)	(285)	(459
Income not taxable for tax purposes	(1,741)
Consolidation adjustment in relation to foreign exchange movements	(58)	(41)	-
Other timing differences	-	-	-
	(2,207)	(689)	(1,945)

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

The amount of tax losses for which no deferred tax assets has been recognized for the year ended December 31, 2020 is $6,182 (2019; $3,517; 2018; $3,928).

11.	LOSS PER SHARE

Basic loss per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2020	2019	2018

(Loss) attributable to equity holders of the company ($000)	(26,131)	(9,323)	(7,934)
Weighted average number of ordinary shares in issue	169,065,390	136,482,627	127,553,866
Basic loss per share (cents per share)	(15.46)	(6.83)	(6.22)

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

The earnings have been amended to include the interest accrued on Convertible Loan Notes.

12.	PROPERTY, IT AND EQUIPMENT

Details of the Groups property, IT and equipment are as follows:

$000	Furniture and fixtures	IT equipment	Total

Cost
At 1 January 2019	15	31	46
Additions	-	4	4
Disposals	-	-	-
At 31 December 2019	15	35	50

Depreciation
At 1 January 2019	9	30	39
Charge in year	3	2	5
At 31 December 2019	12	32	44

Net Book Value as at 31 December 2019	3	3	6

$000	Furniture and fixtures	IT equipment	Total

Cost
At 1 January 2020	16	38	55
Additions	-	1	1
Disposals	-	-	-
At 31 December 2020	16	39	55

Depreciation
At 1 January 2020	12	35	47
Charge in year	3	2	5
At 31 December 2020	15	37	52

Net Book Value as at 31 December 2020	1	2	3

13.	PURCHASE OF AN INTANGIBLE ASSET

In April 2020, the Company acquired all of the intellectual property relating to a nanoparticle-based formulation of Actinomycin D (Act D), from Rasna Therapeutics, Inc. to expand its pipeline for a consideration of an initial $120,000 upfront payment (approximately £97,000).

14.	OTHER RECEIVABLES

$000	Year ended December 31,
	2020	2019
Group
VAT Receivable	82	22
Receivable due for options exercised	191	-
Security deposits receivable	135	115
Prepayments	375	28
	785	165

There are no differences between the carrying amount and fair value of any of the trade and other receivables above.

15.	FINANCE LEASE RECEIVABLE

In November 2019, the Group subleased one of its leased office spaces in its entirety. The sublease runs for the remaining term of the original lease, until October 2021. The sublease has been classified as a finance lease receivable

Finance lease receivable	31 Dec 2020	31 Dec 2019
	$000	$000
Current	152	143
Non-current	-	149
	152	292

The undiscounted lease payments to be received over the next 5 years are as follows:

	1 Year	2 years	3 or more years
	$000	$000	£000
Undiscounted lease payments receivable	152		-
	152		-

The undiscounted lease payments do not include a discount factor charge of $6k.

During the year ending December 31, 2020, the Group received $152k of income from its subleasing activities.

Finance Lease Receivable	31 December 2020
$000
Finance Lease receivable as at 1 Jan 2020	292
Sublease income	(152)
Exchange rate differences	12
152

16.	OTHER NON-CURRENT ASSETS

In June 2016, the Board approved the purchase of the data repository of DNA samples from SharDNA (an Italian entity in liquidation) for EUR 258k, approximately $278k.

Management recognize that the transaction is not the purchase of a business, but the purchase of key assets owned by SharDNA. These assets are owned by Tiziana Life Sciences PLC.

The validity to the sale of the assets has been confirmed by the Italian judicial system however the Company is still unable to utilise these assets until the resolution of the outstanding data protection legal action. This action is unlikely to be resolved for another 2 years so the Company has decided to impair the asset resulting in an impairment charge of $278k.

17.	INVESTMENTS IN SUBSIDIARIES

The company’s interest in subsidiary undertakings is as follows:

Name	Principal activity	Registered Address	Percentage shareholding	Country of incorporation
Tiziana Pharma Limited	Clinical stage biotechnology company	3rd Floor, 11-12 St James’s Square, London, SW1Y 4LB	100%	England & Wales
Tiziana Therapeutics, Inc.	Clinical stage biotechnology company	420 Lexington Avenue Suite 2525 New York, NY 10170	100%	USA
Longevia Genomics SRL	Biotech Discovery Company	Via Constantinpoli 42 09100-Cagliari (CA)	100%	Italy
Stemprinter Sciences Ltd	Specialist medical practice activities	9th Floor, 107 Cheapside, London, UK EC2V 6DN	100%	England & Wales

Tiziana Therapeutics Inc was incorporated on 28 October 2015. This entity was set up to house the Company’s US operations.

Longevia Genomics SRL was incorporated on 4 July 2016. This entity was established to enable the Company to carry out R&D activities in Sardinia and acting as the European legal representative of the Group, as per EU regulatory (AIFA) requirements.

Stemprinter Sciences Ltd was incorporated on 3 September 2020. This entity was established to enable the transfer of the ownership rights and intellectual property relating to StemPrintER™. The subsidiary was sold to Accustem Sciences Ltd in October 2020.

During the year, the Company undertook an impairment review of its investments in subsidiaries.

The Company has been funding its subsidiary operations from funds raised by the Company for the development of its project portfolio. The subsidiary’s activities have all been to support the Company in achieving its goals for progression of the project portfolio. The funding provided to the subsidiaries to date has been recognized in the Company as Investment in its subsidiaries, and the Company does not expect the amounts to be repaid. The IP relating to the project portfolio belongs to the Company and hence any future benefits will also belong to the Company. It is highly unlikely that these benefits will be distributed to the subsidiaries. The Company therefore determined that the investment should be impaired.

18.	SHARE CAPITAL

Company and Group

	2020	2019	2020	2019
	Ordinary Shares		$000
In issue at 1 January	136,654,516	136,463,818	8599	8,592
Issued for cash	43,979,245	-	1,667	-
Issued in lieu of consultancy fees	281,250	190,698	11	7
Conversion of warrants	6,365,428	-	239	-
Conversion of Loan	4,406,125	-	165	-
Exercise of options	2,925,725	-	113	-
In lieu of commission		-		-
In issue at 31 December	194,612,289	136,654,516	10,794	8,599

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

In March 2020, 16,666,665 new ordinary shares were issued as part of a fundraise of American Depositary Shares on the Nasdaq Global Market.

In April 2020, 420,000 new ordinary shares were issued in relation to an exercise of options; 1,712,672 new ordinary shares were issued in relation to an exercise of warrants; 4,406,125 new ordinary shares were issued in relation to the conversion of convertible loan notes and 906,905 new ordinary shares were issued in relation to an ‘At the market’ fundraise of American Depositary Shares.

In May 2020, 264,286 new ordinary shares were issued in relation to an exercise of warrants and 1,568,445 new ordinary shares were issued in relation to an ‘At the market’ fundraise of American Depositary Shares.

In June 2020, 3,034,399 new ordinary shares were issued in relation to an exercise of warrants and 852,500 new ordinary shares were issued in relation to an ‘At the market’ fundraise of American Depositary Shares.

In July 2020, 88,580 new ordinary shares were issued in relation to an exercise of warrants and 1,965,500 new ordinary shares were issued in relation to an ‘At the market’ fundraise of American Depositary Shares.

In August 2020, 22,019,230 new ordinary shares were issued as part of a fundraise of American Depositary Shares on the Nasdaq Global Market and 600,000 new ordinary shares were issued in relation to an exercise of warrants.

In September 2020, 281,250 new ordinary shares were issued in lieu of a consultancy fees of $450,000.

In October 2020, 2,505,725 new ordinary shares were issued in relation to an exercise of options and 665,491 new ordinary shares were issued in relation to an exercise of warrants

19.	SHARE BASED PAYMENTS

Group and Company Options

The company operates share-based payment arrangements to remunerate directors and key employees in the form of a share option scheme. The exercise price of the option is normally equal to the market price of an ordinary share in the company at the date of grant.

	2020		2019		2018
	Weighted		Weighted		Weighted
	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	113	16,379	107	18,617	125	10,717
Granted	111	3,870	-	-	104	9,500
Forfeited	(52)	(300)	(152)	(2,238)	(219)	(1,600)
Exercised	(25)	(2,925)

Outstanding at 31 December	67	17,024	113	16,379	107	18,617

Exercisable at 31 December	65	6,249	67	5,521	50	5,236

During the year ending 31 December 2020, 2,925,725 options were exercised. No options were exercised in the year to 31 December 2019.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $7,046k (2019: $5,237k).

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options as at 31 December 2020 (‘000)
26 June 2014	26 June 2024	$0.47	1,831
30 April 2018	30 April 2028	$1.10	1,300
6 May 2020	5 May 2028	$0.47	12,393
23 July 2020	26 July 2030	$2.11	1,000
25 August 2020	24 August 2030	$1.98	500
Total			17,024

Fair value of options granted

The Directors have used the Black-Scholes option pricing model to estimate the fair value of most of the options granted during the year to December 31, 2020 applying the assumptions below.

Historical volatility is based on the historical volatility of the Company itself.

The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future.

The Company has estimated a forfeiture rate of zero.

The model inputs for options granted during the year ended 31 December 2020 valued under the Black Scholes Valuation model included:

	6 May 2020	23 July 2020

Grant date share price	$0.853	$2.184
Exercise share price	$0.478	$2.150
Risk free rate	0.04% to 0.05%	0.04% to 0.05%
Expected volatility	92% to 117%	92% to 117%
Option life	10 years	10 years
Weighted average share price	$0.853	$2.184
Weighted average fair value per share option	$0.478	$2.150

For the options issued in August 2020 with a market condition attached, the Directors have used the Monte Carlo simulation to estimate the fair value of these options. The Company uses the following methods to determine its underlying assumptions:

●	expected volatilities are based on the historical volatilities of the market;

●	the expected term of the award is 4 years and is based on managements’ assessment of when the market condition is likely to be achieved; and

●	a range of fair value’s per share were produced and management have determined the most appropriate value based on their knowledge of the market and vesting conditions being fulfilled.

Modification of share based payments.

In May 2020, the Company reduced the exercise price for options issued to employees and directors to $0.48 (£0.35). This was approved by shareholders at a General Meeting held on May 6, 2020.

The fair value of the modified options at the date of modification was determined using the option pricing models as described above. The incremental fair value was recognised as an expense over the period from the modification date to the end of the vesting period. The expense for the original option grant will continue to be recognised as if the terms had not been modified.

The fair value of the modified options was determined using the same models and principles as described above.

Warrants Issued in 2020

Warrants issued in lieu of fees

On June 1 2020, warrants were granted over 35,714 shares at an exercise price of $0.96 (£0.70) per share in lieu of broker fees. The warrants are exercisable until 1 June 2023.

Warrants issued as incentive

In January 2020, additional warrants were granted over 2,037,350 shares at an exercise price of $0.57 (£0.42) per share in conjunction with Convertible Loan Note’s that were issued in 2019. The warrants are exercisable until 31 October 2024 and were exercised during April and June 2020.

On January 21, 2020, warrants were granted over 285,714 shares at an exercise price of $0.48 (£0.35) per share in conjunction with a Convertible Loan Note. The warrants are exercisable until January 21, 2023 and were exercised in October 2020.

The Directors have estimated the fair value of the warrants using the Black-Scholes valuation model and assumptions below:

	January 2020	21 January 2020	1 June 2020

Grant date share price	£0.43	£0.43	£1.15
Exercise share price	£0.42	£0.35	£0.70
Risk free rate	0.64%	0.40%	0.04%
Expected volatility	61.7%	84.7%	111%

For each set of warrants, the charge has been expensed over the service period. A share-based payment charge for the year of $29k (year to December 2019 £nil) has been expensed in the statement of comprehensive income.

	2020 $000	2019 $000

Outstanding at 1 January	2,418	1,873
Granted	324	545
Transfer to share premium on exercise of warrants	(2,046)	-

Outstanding at 31 December	697	2,418

Warrants Issued prior to 2020

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

20.	CONVERTIBLE DEBT INSTRUMENT

Group and Company

Planwise Convertible Loan Notes 2016

From the date of the reverse acquisition a convertible loan note of $273k was in existence as detailed in the Admission Document dated 31 March 2014. Proceeds of the subscriptions for the notes are to be used exclusively to finance the Company’s on-going working capital requirements. The terms of the loan note are that the loan notes, plus accrued interest at a rate of 4 per cent above Bank of England base rate per annum, will convert into ordinary shares in the Company at a price of £0.10 per share at the election of Planwise any time after the second anniversary of the readmission to AIM on 24 April 2014. The Company considers this to be a Convertible Debt Instrument as detailed in the policy described at note 2 as a result of the fact that the Company is obligated to repay the capital amount and the interest of the loan, and Planwise has the right to settle the obligation via a cash settlement and is not limited to settling the obligation in shares in the Company.

Accounting for the convertible debt instrument

The net proceeds received from the issue of the Planwise Convertible Loan Note has been recorded as a debt liability in the balance sheet and the accrued interest charged to the income statement and the debt liability. The liability for the convertible debt instrument is;

Planwise Convertible Loan Note

	Year ended December 31,
	2020	2019	2018
	$000	$000	$000
Convertible loan notes issued	313	302	290
Accrued interest	11	11	11
	324	313	302

21.	CONVERTIBLE INSTRUMENTS CLASSIFIED AS EQUITY

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

The principal amount of the Convertible Equity Instrument that was recorded as in the convertible loan note reserve prior to conversion is as follows:

2020
$000

Par value of Convertible loan notes issued	2,175
Less: Fair value of warrants issued to note holders	(661)

1,514

Accrued interest	348
Less: convertible loan note conversion	(2,523)
Exercise of warrants	661
-

22.	RESERVES

The share-based payment reserve for warrants represent the value of equity shares which could be issued in future accounting periods if the warrants in issue are exercised.

The share-based payment reserve for options represents the value of equity shares which could be issued in future accounting periods if the share-based payment options in issue are exercised.

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

The shares to be issued reserve represents the equity shares that are to be issued to the Chairman in lieu of his realization bonus, which became payable during the course of the year.

On the 14 of September 2016 the High Court granted the Company permission to cancel its share premium account and its capital redemption reserve. The order had previously been ratified at the AGM held on 30 June 2016. The £31.1m of distributable reserves arising from this transaction were taken to the capital reduction reserve.

The Company also decided to cancel its merger relief reserve as part of this capital reduction exercise.

On October 26, 2020 the High Court granted the Company permission to reduce its share premium account by $5.5m in order to distribute a dividend to effect the demerger of its subsidiary, Stemprinter Sciences Ltd. The order had previously been ratified at a General Meeting held on October 2, 2020. The $5.5m of distributable reserves arising from this transaction were taken to the capital reduction reserve.

The translation reserve represents the unrealised gains or losses from the foreign currency translation of Companies within the Group.

23.	FINANCIAL INSTRUMENTS

The main risks arising from the Group’s financial instruments are liquidity risk, foreign currency risk and credit risk. The directors regularly review and agree policies for managing each of these risks which are summarised below.

Market risk

Market risk encompasses three types of risk, being foreign currency exchange risk, price risk and fair value interest rate risk. The Group policies for managing fair value interest rate risk are considered along with those for managing cash flow interest rate risk and are set out in the subsection entitled “interest rate risk” below. The Directors do not consider the Group’s exposure to price risk to be significant. The Group’s risk management is coordinated by the Directors and focuses on actively securing the Group’s short to medium term cash flows by minimising the exposure to financial markets. The Group does not engage in the trading of financial assets for speculative purposes.

Credit risk

Credit risk is managed on a Group basis. Credit risk arises principally from cash and cash equivalents and deposits with banks and financial institutions as well as credit exposure to customers including committed transactions and outstanding receivables. The Group reviews its banking arrangements carefully to minimise such risks and currently has no customers and therefore this risk is viewed as minimal. Management monitor loans between members of the Group as part of their internal reporting and assess outstanding receivables for ability to be repaid.

Liquidity risk

The Group’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and long term. The Group ordinarily finances its activities through cash generated from by private and public offerings of equity and debt securities.

The table below summarises the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	2020
$000	Less than 3 months	3 to 12 months	Total
Trade and other payables	2,620	746	3,366
Related party payables	-	2,040	2,040
Total	2,620	2,786	5,406

Interest rate risk

The Group has limited exposure to interest-rate risk arising from its bank deposits. These deposit accounts are held at variable interest rates based on Barclays Bank base rate.

The Directors do not consider the impact of possible interest rate changes based on current market conditions to be material to the net result for the year or the equity position at the year-end for either the year ended 31 December 2020 or 31 December 2019.

24.	CAPITAL RISK MANAGEMENT

For the purpose of the Group’s capital management, capital includes called up share capital, share premium, share based payments for options, share based payments for warrants, convertible loan note reserve, capital reduction reserve and all other equity reserves attributable to the equity holders of the parent as reflected in the statement of financial position.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maximise shareholder value through the optimisation of the debt and equity balance.

The Group adjusts its capital structure in light of changes in economic conditions and expected business demands on capital. In order to maintain or adjust its capital structure, the Group considers whether or not to pay dividends and adjusts the amount of any dividend payments to shareholders. The Group may also return capital to shareholders or issue additional shares.

25.	TRADE AND OTHER PAYABLES

	Year ended December 31,
Group	2020	2019	2018
	$000	$000	$000
Trade payables	3,366	4,191	3,641
Accruals	2,224	2,206	2,310
	5,590	6,397	5,951

26.	RELATED PARTY TRANSACTIONS

Rasna Therapeutics Inc is a related party as Keeren Shah, Finance Director of Tiziana, is also Finance Director of Rasna and John Brancaccio and Willy Simon, directors of our Company, are also directors of Rasna. Rasna is also party to a Shared Services agreement with Tiziana whereby the Company is charged for shared services such as the payroll and rent. During 2020, Tiziana extended a loan to Rasna for $72,000 at an interest rate of 8% per annum. As of December 31, 2020, $78k (2019: $5k, 2018:$130k) was owed to Tiziana Life Sciences PLC in respect of the loan and shares services agreement.

In addition to the above, on April 16, 2020, Tiziana also acquired all of the intellectual property relating to a nanoparticle-based formulation of Actinomycin D (Act D; a.k.a. Dactinomycin), from Rasna to expand its pipeline for a consideration of an initial $120k upfront payment and milestone payments of up to an additional aggregate $630k.

OKYO Pharma Ltd is a related party as Kunwar Shailubhai, director of our Company, is also a director of OKYO. In addition, Keeren Shah, Finance Director of Tiziana, is also Finance Director of OKYO. OKYO is also party to a Shared Services agreement with Tiziana whereby the Company is charged for shared services such as the payroll and rent. As of December 31, 2019, $27k (2019: $28k, 2018 $9k) was owed to Tiziana Life Sciences PLC in respect of this agreement. In 2019, OKYO Pharma Ltd had also extended a short term loan facility of $527k to Tiziana with interest payable of 20% per annum, as Tiziana failed to repay the amount owed by the repayment date. In respect of this loan, $264k was due as of December 31, 2019.

Gensignia Lifesciences Inc is a related party as Kunwar Shailubhai, director of our Company, is also a director of Gensignia. As of December 31, 2020, $348k (2019: $320k, 2018:$55k) was owed to Tiziana Life Sciences PLC.

Accustem Sciences Ltd is a related party as Kunwar Shailubhai, director of our Company, is also a director of Accustem. In addition, Keeren Shah, Finance Director of Tiziana, is also Finance Director of Accustem. As of December 31, 2020, $1,346k was owed to Accustem, made up of cash payable of $1,342k offset by $4k worth of costs paid by Tiziana on Accustem’s behalf.

As at December 31, 2020, Kunwar Shailubhai owed the Company $191,000 for the exercise of his options.

27.	LEASES

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of 12 months or less.

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

Right-of-use assets	31 Dec 2020
$000
At 1 January 2020	433
Additions	-
Depreciation	(91)
Finance lease receivable
Loss on disposal
Foreign exchange movements

342

Lease Liabilities	31 Dec 2020
$000
At 1 January 2019	820
Additions	-
Interest expense	18
Lease payments	(321)
Exchange differences	(38)

555

Lease liabilities are presented in the statement of financial; position as follows:

	31 Dec 2020	1 Jan 2019
	$000	$000
Current	265	279
Non-current	290	541

	555	820

The lease liabilities are secured by the related underlying assets. Future minimum lease payments as at 31 December 2020 were as follows:

	Minimum lease payment due
	Within 1 year	1-2 years	2-5 years	Over 5 years	Total
31 December 2020
Lease payments	280	101	202	-	583
Finance Charges	(14)	(8)	(7)	-	(29)
Net Present Values	266	93	195		554

The total cash outflow for leases in the year to 1 December 2020 was $206,703.

28.	POST BALANCE SHEET EVENTS

On 4 January 2021, the Company announced that it had completed its clinical study in Brazil investigating nasally administered Foralumab, its proprietary human monoclonal antibody, either alone or in combination with orally administered dexamethasone in COVID-19 patients.

On 13 January 2021, the Company announced the appointment of Dr Neil Graham MBBS, MD, MPH as Chief Medical Officer.

On 20 January 2021, the Company announced the cancellation of admission of its Ordinary Shares to trading on AIM and admission to listing of its ordinary shares on the standard listing segment of the Official List of the Financial Conduct Authority and admission to trading on the main market for listed securities of London Stock Exchange plc. The last day of trading of the Company’s Ordinary Shares on AIM was 20 January 2021 and the AIM Delisting was effective from 7.00 am 21 January 2021. Admission of shares to the Official List and commencement of dealing in the Ordinary Shares of the Company on the Main Market was effective from 8.00 am on 21 January 2021.

On 5 February 2021, the Company announced the appointment of Dr Thomas Adams, Ph.D. as an executive director. Dr Adams assumed the position of Head of Drug Development with immediate effect and his executive role is to manage and oversee all matters relating to the Company’s pre-clinical and clinical drug development programs and associated intellectual property.

On 30 March 2021, the Company announced that the U.S. Food and Drug Administration (FDA) has allowed evaluation of nasal administration with Foralumab, a fully human anti-CD3 monoclonal antibody, in a secondary progressive multiple sclerosis (SPMS) patient at the Brigham and Women’s Hospital (BWH), Harvard University, Boston, MA. This patient will be treated under an Individual Patient Expanded Access IND. This is the first time a nasally administered antibody will be administered to a patient with SPMS. The treatment is planned to start in the second quarter of 2021 and will continue for six months. Investigators at BWH will follow this patient with detailed routine safety, neurological, imaging and PET studies to evaluate microglial imaging. Modification of immunological and neurodegenerative markers is part of standard investigations that will be conducted at the BWH.

29.	FINANCIAL COMMITMENTS

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

We are obligated to pay Nerviano the following additional amounts in respect of the first licensed product or service which achieves the stated development milestones:

(a)	$100,000 upon initiation, first patient dosed, or FPD, of the first Phase 3 registration trial in thymic carcinoma.

(b)	$4,000,000 upon FPD of the first Phase 3 registration trial in HCC.

(c)	$6,000,000 upon FPD of the first Phase 3 registration trial in breast cancer.

(d)	Upon the first NDA equivalent in: thymic carcinoma, $900,000; HCC, $9,000,000; breast cancer, $15,000,000.

●	Foralumab project – Future payments relate to the achievement of clinical milestones or the payment of royalties. Diligence obligations are payable to BMS/Medarex should the project continue to commercialisation. $1,500,000 has been accrued in respect of diligence obligations due to Medarex.

●	ACT D - Tiziana will need to make milestone payments of up to $630k depending on the issuance of a US patent from any US patent application in Transferred IP relating to nanoparticle formulations of Act D and upon the successful completion of a Phase II clinical efficacy trial.