Form 20-F
period 2021-12-31
Tiziana Life Sciences Ltd
filed 2022-05-23
CIK 1723069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

Tiziana Life Sciences Ltd

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

Clarendon House,

2 Church Street,

Hamilton HM 11,

Bermuda

(Address of principal executive offices)

Keeren Shah

Finance Director

55 Park Lane, London

W1K 1NA United Kingdom

+44 20 7495 2379

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Ed Lukins

Orrick, Herrington & Sutcliffe (UK) LLP

107 Cheapside

London EC2V 6DN

United Kingdom

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	NASDAQ Global Market

(*) Not for trading, but only in connection with the listing of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021: 102,272,614 common shares.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
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

☐ Yes  ☐ No

i

INTRODUCTION

In this Annual Report on the Form 20-F references to “Tiziana,” “Tiziana Life Sciences plc,” “the company,” “we,” “us” and “our” refer to Tiziana Life Sciences Ltd, Bermuda and its wholly owned subsidiaries, Tiziana Life Sciences Ltd (formerly Tiziana Life Sciences plc), Tiziana Therapeutics Inc., Tiziana Pharma Limited and Longevia Genomics S.r.l.

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

Presentation of Financial Information

This annual report includes our audited consolidated financial statements as of and for the years ended December 31, 2021 and 2020, which are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Our financial information is presented in United States dollars. For the convenience of the reader, in this prospectus, unless otherwise indicated, translations from Pounds Sterling into U.S. dollars were made at the rate of £1.00 to $1.2848, which was the noon buying rate of the Federal Reserve Bank of New York on April 22, 2022. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Pounds Sterling at the dates indicated.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

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

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A. Selected Financial Data

The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 have been derived from our consolidated financial statements, as presented at the end of this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statement data as of December 31, 2018 and 2017 and for the years ended December 31, 2018 and 2017 have been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by the IASB.

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

As of December 31, 2021, and 2020, the representative exchange rate was £1.00 = $1.330836 and £1.00 = $1.36516, respectively.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements included at the end of this Annual Report and the related notes and Item 5, “Operating and Financial Review and Prospects” below.

Consolidated Statement of Operations and Comprehensive Loss Data:

	Years Ended December 31,
	2021	2020	2019	2018	2017
	(in thousands except share and per share data)
Operating expenses:
Research and development	$(13,208)	$(5,993)	$(3,714)	$(5,510)	$(6,015)
General and administrative	(13,311)	(11,203)	(6,207)	(4,357)	(4,478)
Realization bonus	(855)	(13,214)	-	-	-
Impairment of asset	-	(279)	-	-	-
Disposal of Intellectual Property	-	2,663	-	-	-
Total operating expenses	(27,374)	(28,026)	(9,921)	(9,867)	(10,493)
Loss from operations	(27,374)	(28,026)	(9,921)	(9,867)	(10,493)
Other income (expense), net	717	(312)	(91)	(12)	(12)
Tax provision	3,240	2,207	689	1,945	1,912
Net loss attributable to ordinary shareholders	(23,417)	(26,131)	(9,323)	(7,934)	(8,593)
Other comprehensive loss:
Foreign currency translation adjustment	(4, 478)	3,474	(27)	(21)	61
Total comprehensive loss	(27,895)	(22,657)	(9,350)	(7,955)	(8,532)

Basic and diluted net loss per ordinary share	(0.24)	(0.16)	(0.07)	(0.06)	(0.09)

Consolidated Balance Sheet Data:

	As of December 31,
	2021	2020	2019	2018	2017
	(in thousands except share and per share data)
Cash and cash equivalents	$42,186	$65,824	$200	$5,304	$64
Working capital	41, 133	62,196	(5,846)	513	(2,302)
Total assets	48,826	70,656	2,378	6,920	2,471
Total shareholders’ equity/(deficit)	41,280	62,386	(5,514)	519	(2,278)

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

We are a clinical stage biotechnology company with a limited operating history. Since our inception in May 2013, we have incurred significant net losses. Our net losses were $23.3 million, $26.1 million and $9.3 million for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2020, we had an accumulated loss of $84.6 million. We have devoted substantially all of our efforts to research and development of our product candidates, including clinical development of our lead product candidates, Foralumab and Milciclib, as well as to building out our management team and infrastructure. We expect that it could be several years, if ever, before we have a commercialized product candidate. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

●	continue research and development of Foralumab, including the initiation of our orally administered Foralumab in Phase 2 trials in patients with Crohn’s disease; nasally administered Foralumab in patients with progressive multiple sclerosis (pMS) and subcutaneously administered Foralumab in patients at risk for developing Type 1 Diabetes Mellitus (TIDM)

●	initiate a Phase 2 trial for Milciclib in combination with gemcitabine in patients with KRAS-mutated (mut) non-small cell lung cancer (NSCLC) after failure of standard-of-care (SoC) therapy.

●

accelerate development and cGMP manufacturing of anti-IL6R mAb for treatment Interpulmonary Fibrosis (IPF) patients and initiate clinical trials and preclinical studies for any additional product candidates that we may pursue in the future;

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

Developing product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our product revenues, if any, will be derived from or based on sales of product candidates that may not be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, if at all. To the extent that additional capital is raised through the issuance of equity or equity-linked securities, the issuance of those securities could result in substantial dilution for our current shareholders and the terms of any future issuance may include liquidation or other preferences that adversely affect the rights of our current shareholders. Debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our product candidates or grant licenses on terms that are not favorable to us. Furthermore, the potential issuance of additional securities in the future, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Common shares, to decline and existing shareholders may not agree with our financing plans or the terms of such financings.

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

We have engaged contract manufacturing organizations, or CMOs, to cGMP manufacture Foralumab (TZLS-401) drug product, Milciclib (TZLS-201) and anti-Interleukin 6 Receptor monoclonal antibody (anti-IL6R mAb, TZLS-501) drug substance and drug product and to perform quality testing, and because we collaborate with various organizations and academic institutions for the advancement of our platforms, we must, at times, share our proprietary technology and confidential information, including trade secrets, with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure of such technology or information would impair our competitive position and may have an adverse effect on our business, financial condition, results of operations and prospects.

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

Our success depends, in large part, on our ability to seek, obtain and maintain patent protection in the United States and other countries with respect to our product candidates and to future innovation related to our manufacturing technology. Our licensors have sought, and we intend to seek to protect our proprietary position by filing patent applications in the United States, the United Kingdom and elsewhere, related to certain technologies and our product candidates that are important to our business. Our current patent portfolio contains a limited number of patent applications, all of which are in-licensed from third parties and relate to either composition of matter, formulation, method of use or process of manufacturing Foralumab, Milciclib and a fully human anti-interleukin-6 receptor, or IL-6r, mAb. However, the risks associated with patent rights generally apply to patent rights that we in-license now or in the future, as well as patent rights that we may own in the future. Moreover, the risks apply with respect to patent rights and other intellectual property applicable to our product candidates, as well as to any intellectual property rights that we may acquire in the future related to future product candidates, if any. Tiziana was granted a new patent by USPTO in June 2020 covering lyophilized formulation of Foralumab..

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

At December 31, 2021, we had 8 full-time employees, who were engaged in R&D activities. If we are successful in executing our business strategy, we will need to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our R&D activities and, in the longer term, build a commercial infrastructure to support commercialization of any of our product candidates that are approved for sale. Future growth would impose significant added responsibilities on members of management and, to a potentially significant extent, divert our management and business development resources away from their current uses. It is likely that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and any future product candidates requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas, to attract and retain sufficient numbers of talented employees and to expand the group of contractors we use.

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

Owing to the international scope of our operations, fluctuations in exchange rates, particularly between Pounds Sterling and the U.S. dollar, may adversely affect us. Although we are based in the United Kingdom, we may source R&D, manufacturing, consulting and other services from the United States and the European Union. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the potential value of ourCommon shares may be affected by fluctuations in foreign exchange rates not only between the Pounds Sterling and the U.S. dollar, but also the euro, which may have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

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

Risks Related to the Ownership of Our Securities

The prices of our common shares may be volatile and fluctuate substantially, which could result in substantial losses for holders of our common shares.

The market prices of our common shares on the Nasdaq Global Market may be volatile and fluctuate substantially. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, holders our common shares may not be able to sell their common shares at or above the price at which they were purchased. The market price for the common shares may be influenced by many factors, including:

●	the success of competitive products or technologies;

●	results of clinical trials of Foralumab, anti-IL6R mAb (TZLS-501), Milciclib and any other future product candidate that we develop;

●	results of clinical trials of product candidates of our competitors;

●	changes or developments in laws or regulations applicable to Foralumab, anti-IL6R mAb (TZLS-501), Milciclib and any other future product candidates that we develop;

●	our entry into, and the success of, any collaboration agreements with third parties;

●	developments or disputes concerning patent applications, issued patents or other proprietary rights;

●	the recruitment or departure of key personnel;

●	the level of expenses related to any of our product candidates or clinical development programs;

●	the results of our efforts to discover, develop, acquire or in-license additional product candidates, products or technologies;

●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	market conditions in the biotechnology and pharmaceutical sectors;

●	general economic, industry and market conditions;

●	the trading volume of our common shares on the Nasdaq Global Market; and

●	the other factors described in this “Risk Factors” section.

Because we are a foreign corporation, you may not have the same rights as a shareholder in a U.S. corporation.

We are a Bermuda exempted company. Our Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (the “Companies Act”) govern our affairs Bermudan 1981 While many provisions of the Companies Act resemble provisions of the corporation laws of a number of states in the United States, Bermuda law may not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. In addition, apart from three non-executive directors, our directors and officers are not resident in the United States and all or substantially all of our assets are located outside of the United States. As a result, investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

In addition, you should not assume that courts in the country in which we are incorporated or where our assets are located would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or would enforce, in original actions, liabilities against us based on those laws.

Shareholders of Bermuda exempted companies such as the Company also have no general rights under Bermuda law to inspect corporate records and accounts other than rights to review the Company’s memorandum of association and bye-laws, financial statements, minutes of the shareholder meetings and the shareholder register. This could make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders might have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

U.S. persons who own our securities may have more difficulty in protecting their interests than U.S. persons who are shareholders of a U.S. corporation.

The Companies Act, which applies to the Company, differs in some material respects from laws generally applicable to U.S. corporations and their shareholders. These differences include, but are not limited to, the manner in which directors must disclose transactions in which they have an interest, the rights of shareholders to bring class action and derivative lawsuits, the scope of indemnification available to directors and officers and provisions relating to amalgamations, mergers and acquisitions and takeovers. Holders of our common shares may therefore have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the U.S.

Generally, the duties of directors and officers of a Bermuda company are owed to the company and not, in the absence of special circumstances, to the shareholders as individuals. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Class actions and derivative actions are typically not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws.

Certain Other Bermuda Law Considerations.

All Bermuda “exempted companies” are exempt from certain Bermuda laws restricting the percentage of share capital that may be held by non-Bermudians. However, exempted companies may not participate in certain business transactions, including (1) the acquisition or holding of land in Bermuda except that required for their business and held by way of lease or tenancy for a term not exceeding 50 years or, with the consent of the Minister of Economic Development (the “Minister”) granted in his discretion by way of lease or tenancy for a term not exceeding 21 years in order to provide accommodation or recreational facilities for officers and employees of the Company, (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister, (3) the acquisition of any bonds or debentures secured by any land in Bermuda, other than certain types of Bermuda government securities or securities issued by Bermuda public authorities or (4) the carrying on of business of any kind in Bermuda, except in furtherance of business carried on outside Bermuda or under license granted by the Minister.

All Bermuda companies must comply with the provisions of the Companies Act regulating the payment of dividends and making distributions from contributed surplus. A company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company’s assets would thereby be less than its liabilities.

Bermuda Exchange Control Regulation. The permission of the Bermuda Monetary Authority is required, under the provisions of the Exchange Control Act 1972 of Bermuda and related regulations, for all issuances and transfers of shares (which includes our common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which include our common shares) are listed on an “Appointed Stock Exchange” (which include Nasdaq). In granting the general permission the Bermuda Monetary Authority accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this annual report.

Although the Company is incorporated in Bermuda, as an exempted company, the Company is classified as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on the Company’s ability to transfer funds into and out of Bermuda or to pay dividends in currency other than Bermuda Dollars to nonresidents of Bermuda who are holders of our common shares.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

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

As an FPI, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for FPIs, our common shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

While we are an FPI, we are not subject to certain Nasdaq corporate governance rules applicable to U.S. listed companies.

We are entitled to rely on a provision in Nasdaq’s corporate governance rules that allows us to follow our home country corporate law and the Companies Act with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on Nasdaq.

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

As an FPI, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as an FPI, either (a) a majority of our Common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States and (iii) our business must be administered principally outside the United States. If we lose our status as an FPI, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for FPIs. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as an FPI. As a result, we expect that a loss of FPI status would increase our legal and financial compliance costs and is likely to make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

We are an emerging growth company within the meaning of the Securities Act of 1933 and will take advantage of certain reduced reporting requirements.

We are an EGC, as defined in the JOBS Act. For as long as we continue to be an EGC, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an EGC, we are required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an EGC. We could be an EGC for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our common shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an EGC as of the following December 31 (our fiscal year-end). We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile in the event that we decide to make an offering of our common shares.

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

Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a PFIC for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder (as defined below under “Material Income Tax Considerations-Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds our shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.

We believe that we were a PFIC for our taxable year ended December 31, 2021 but cannot provide any assurances regarding our PFIC status for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies which in some circumstances are unclear and subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our common shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets may also be affected by how, and how quickly, we spend the cash we raise in any offering.

In certain circumstances, a U.S. Holder of shares in a PFIC may alleviate some of the adverse tax consequences described above by making a qualified electing fund, or QEF, election to include in income its pro rata share of the corporation’s income on a current basis. However, a U.S. Holder may make a QEF election with respect to our common shares only if we agree to furnish such U.S. Holder annually with a PFIC annual information statement as specified in the applicable U.S. Treasury Regulations. We currently do not intend to prepare or provide the information that would enable U.S. Holders to make a QEF election if we are treated as a PFIC for any taxable year, and prospective investors should assume that a QEF election will not be available.

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

As a U.K. tax resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2021, we had cumulative carryforward tax losses of $41.8 million.  Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. Our ability to continue to claim payable research and development tax credits in the future may be limited because we may no longer qualify as a small or medium-sized company.

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

ITEM 4: INFORMATION ON THE COMPANY

A. History and Development of the Company

We were originally incorporated under the laws of England and Wales on February 11, 1998, with the goal of leveraging the expertise of our management team as well as Napoleone Ferrara, M.D., Arun Sanyal, M.D., Howard Weiner, M.D. and Kevan Herold, M.D., and to acquire and exploit certain intellectual property in biotechnology. We subsequently changed our name to Tiziana Life Sciences plc in April 2014 as a result of the acquisition of Tiziana Pharma Limited in April 2014. On August 20, 2021 we announced that we had formally commenced a strategic plan to change our corporate structure by establishing Tiziana Life Sciences Ltd, a Bermuda-incorporated company, to become the ultimate parent company of the Tiziana Group. The reorganisation was performed under a scheme of arrangement under Part 26 of the UK Companies Act 2006 and became effective on October 20, 2021, at which point all shareholders became shareholders in the new Bermuda company.

Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and our telephone number is +44 20 7495 2379.

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

Our agent for service of process in the United States is Tiziana Therapeutics, Inc, 5 Penn Plaza, 19th Floor, Suite 1954, New York, NY 10001.

B. Business Overview

Overview

We are a biotechnology company that is focused on the discovery and development of novel molecules to treat high unmet medical needs in oncology and immunology. Our mission is to design and deliver next generation therapeutics for oncology and immune diseases of high unmet medical need by combining deep understanding of disease biology with clinical development expertise. We have a drug discovery pipeline of small molecule new chemical entities, or NCEs, and biologics. We employ a lean and virtual research and development, or R&D, model using highly experienced teams of experts for each business function to maximize value accretion by focusing resources on the drug discovery and development processes.

We are developing Foralumab, for which we in-licensed the intellectual property from Novimmune SA, or Novimmune, in December 2014, as a potential treatment for neurodegenerative diseases such as progressive Multiple Sclerosis (pMS), Crohn’s disease and delayed onset of Type I Diabetes Mellitus (T1DM). As the only fully human engineered human anti-CD3 mAb in clinical development, Foralumab has significant potential advantages such as a shorter treatment duration and reduced immunogenicity. We believe that oral or intranasal administration of Foralumab has the potential to reduce inflammation while minimizing the toxicity and related side effects. To date, Foralumab has been studied in one Phase 1 and two Phase 2a clinical trials conducted by Novimmune in 68 patients dosed by the intravenous route of administration. In these trials, Foralumab was observed to be safe and well-tolerated and produced immunologic effects consistent with potential clinical benefit while demonstrating mild to moderate infusion related reactions, or IRRs. With completion of the intravenous dosing for Phase 2a trial in Crohn’s Disease, Foralumab’s ability to modulate T-cell response enables potential extension into a wide range of other autoimmune and inflammatory diseases, such as Graft versus Host Disease (GvHD), ulcerative colitis (UC), multiple sclerosis(MS), type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis (PSA) and rheumatoid arthritis (RA).

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

On 16 April, 2018, the Group entered into an exclusive license agreement with The Brigham and Women’s Hospital, Inc. relating to a novel formulation of Foralumab dosed in a medical device for nasal administration. An investigational new drug application (IND) for the first-in-human evaluation of the nasal administration of Foralumab in healthy volunteers for progressive multiple sclerosis indication was filed in the second quarter of 2018. Subsequent to IND approval, a single-site, double-blind, placebo-controlled, dose-ranging Phase 1 trial with nasally administered Foralumab at 10, 50 and 250 µg per day, consecutively for 5 days to evaluate biomarkers of immunomodulation of clinical responses was initiated in November 2018. The trial conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA, in healthy volunteers. 18 subjects received Foralumab treatment and 9 patients received placebo. The study was completed in September 2019. Phase 1 clinical data demonstrated that nasally administered Foralumab, was well-tolerated and no drug-related safety issues were reported at any of the doses. No drug-related changes were observed in vital signs among subjects at predose, during treatment and at discharge. Nasally administered Foralumab at the 50 µg dose suppressed cytotoxic CD8+ as well as perforin-secreting CD8+ cells, which have been implicated in neurodegeneration in multiple sclerosis (MS). Treatment at 50 µg stimulated production of anti-inflammatory cytokine IL-10 and suppressed production of pro-inflammatory cytokine IFN-γ. Taken together, the treatment showed significant positive effects on the biomarkers for activation of mucosal immunity, which are capable of inducing site-targeted immunomodulation to elicit anti-inflammatory effects. . Systemic levels of Foralumab were below the lower quantitation limit of 8 ng/mL suggesting that nasally administered Foralumab appears to exert its effects via nasal epithelium utilizing local and lymphatic immune systems directly. These data support other clinical and pre-clinical studies showing that this route of administration is capable of inducing site-targeted immunomodulation and anti-inflammatory effects. Furthermore, these pharmacodynamic data point to a clinical dose range that Tiziana intends to test in further clinical development among MS patients.

An enteric-coated capsule formulation using a proprietary and novel technology has been developed for oral administration of Foralumab. cGMP manufacturing of clinical trial materials for a Phase 1 study has been completed and an IND was submitted in March 2019.

On September 9, 2019, the FDA granted approval to initiate the Phase 1 clinical trials to evaluate the safety and pharmacokinetics of oral Foralumab at 1.25, 2.5 and 5.0 mg/day as a single ascending dose study. The study was completed in December 2019 at Brigham and Women’s Hospital (Boston, MA USA). A total of 12 subjects were enrolled; 9 received the single dose of foralumab and 3 received placebo. The median age (range) for the oral foralumab subjects was 23 (21 – 55) years, and for the placebo subjects it was 34 (27 – 51). Of the foralumab subjects, 6 were male and 3 were female. All 3 of the placebo subjects were female. No subjects discontinued the study. Formulated Foralumab powder encapsulated in enteric-coated capsule was well-tolerated at all doses tested and there were no drug-related safety issues observed even at the highest dose of 5 mg in this trial. Based on successful Phase 1 data, we intend to conduct a Phase 1b multiple ascending dose study using Crohn’s Disease patients starting in Q2 2022.

A collaborative clinical trial was initiated on November 2, 2020 in Brazil investigating nasally administered Foralumab, either alone or in combination with orally administered dexamethasone (“Dexa”) in COVID-19 patients. The clinical study was completed in collaboration with scientific teams at the Harvard Medical School (Boston, USA), and INTRIALS, a full-service Latin American CRO based in São Paulo, Brazil. The objectives of the trial were to assess safety of the treatment and to evaluate if progression of the diseases is delayed with nasally administered 100mcg/day Foralumab (50mcg/nostril). This study enrolled 39 patients randomized in three cohorts: cohort 1, control with no treatment (n=16); cohort 2; nasally administered Foralumab plus 3 days of priming with orally administered 6 mg Dexamethasone (n=11) and cohort 3; nasally administered Foralumab (n=12). The Foralumab treatment regimen was once a day dosing for 10 consecutive days. The trial was completed in January 2021. There were no significant differences between cohort 2 and 3. All treatments were well-tolerated. There were no grade 3 or 4 severe adverse events (“SAEs”) in any of the cohorts. The CT scans of the lungs showed the improvement was approximately double that shown in patients treated with Foralumab as compared to those in the control group.   The results of the study were published in the peer-reviewed journal, Frontiers in Immunology entitled “Nasal Administration of Anti-CD3 Monoclonal Antibody (Foralumab) Reduces Lung Inammation and Blood Inammatory Biomarkers in Mild to Moderate COVID-19 Patients: A Pilot Study” in August 2021.

On September 2, 2021 the Company and Precision BioSciences Inc announced an exclusive license agreement to explore Foralumab as an agent to induce tolerance of allogeneic CAR T cells to potentially improve the clinical outcome of CAR T cell therapy. Precision’s approach to manufacturing produces CAR T cells that are virtually CD3-negative. Foralumab will be used as a lymphodepletion or tolerizing agent, either alone or in combination with other co-stimulatory molecules, to improve the long-term survival of CAR T cells in cancer treatment.

On May 25, 2021 the Company announced that the first expanded access (EA) patient with secondary progressive multiple sclerosis (SPMS) was dosed with nasally administered Foralumab at the Brigham and Women’s Hospital (BWH), Harvard Medical School, Boston, MA. Nasal Foralumab 50 mcg (25 mcg/nostril) was administered in 3-week cycles, with 3 times/week dosing for the first 2 weeks followed by 1 week of rest period. This first-ever clinical study in SPMS patients, under an Individual Patient Expanded Access IND, was to continue for six months to evaluate routine safety, tolerability, and neurological behaviors. The study also examined microglial activation, by positron emission tomography (PET), immunological and neurodegenerative markers to assess clinical responses following the dosing regimen

On March 10, 2022, the Company reported positive clinical data in the first EA SPMS patient following completion of six months of treatment with intranasally administered foralumab, at the Brigham and Women’s Hospital (BWH), Harvard University, Boston, MA. In addition to being well-tolerated, both biological and clinical improvements were seen in this patient using Tiziana’s novel immunotherapy technology, which, importantly overcame the challenge of delivering this antibody across the blood-brain barrier to affect immunomodulation in the brain using nasal administration.

Foralumab was given to an EA SPMS patient intranasally into each nostril on a regimen of M-W-F for two weeks followed by one week off therapy for a period of six months. This regimen was well-tolerated with associated beneficial clinical and biomarker changes. Importantly, the PET imaging data indicated inhibition of microglial cell activation observed at 3 months following treatment initiation and was sustained at 6 months after treatment start (see Table 1). The reduction in microglial activation was seen in all parts of brain.

Table 1. Percent Reduction* in Activated Microglial Cells (AMCs) PET Signal After Starting Intranasal Foralumab as Compared to Baseline, in Whole Brain and Selected Brain Regions

	WHOLE BRAIN	CEREBRAL CORTEX	THALAMUS	WHITE MATTER	CEREBELLUM
3 MONTHS	-23%	-23%	-20%	-25%	-22%

6 MONTHS	-38%	-38%	-50%	-36%	-38%

*	Percent reduction is based on changes from baseline in SUVR-1, a surrogate index for PET binding potential. SUVR=Standardized Uptake Value Ratio, calculated with reference to a pseudo reference region in cerebral white matter that showed minimal change in PET SUV, across time points.

Consistent with clinical and PET observations, intranasally administered foralumab also downregulated serum levels of pro-inflammatory cytokines, including interferon-gamma (IFN-g), interleukin (IL-18), IL-1β and IL-6, which are associated with multiple sclerosis pathogenesis and progression. Clinical evaluation showed improvement in Timed 25-Foot Walk Test (T25FW), 9-Hole Peg Test (9HPT) and Symbol Digit Modality Test (SDMT). Other published PET studies have shown an increase in activated microglial cells (AMCs) in patients with secondary progressive MS (SPMS), and the increase in AMCs associated with higher scores on the Expanded Disability Status Scale (EDSS), a widely-used scale to measure disability1,2. Several FDA-approved drugs, such as TYSABRI®, MAYZENT® and ZEPOSIA® have been shown to suppress microglial activation and exert neuroprotective effects in the central nervous system (CNS) in animal studies but longitudinal assessment of drug effects on microglial activation in exclusive cohorts of SPMS patients are lacking.

Prior to treatment, this patient had continued to experience worsening disease progression despite several MS therapies, including B cell depletion. The patient’s gait and limb strength had been deteriorating over the prior two years. The patient then started on intranasal foralumab, which stabilized his disease course. Tiziana also received FDA authorization to continue treating this patient for an additional 6 months to determine if 12 months of consistent treatment maintains clinical stabilization and provides sustained clinical benefits.

On January 20, 2022, FDA approved enrollment of a second EA SPMS patient for treatment with intranasal foralumab.

These data were presented in a virtual Key Opinion Leader (KOL) event hosted by Tiziana on March 14th, 2022, entitled “Foralumab Clinical Update in Multiple Sclerosis; A Landmark Study with Intranasal Immunotherapy” featuring four Key Opinion Leaders and a live Q&A session. The company plans to continue treatment of EA SPMS patients at Brigham and Women’s Hospital and elsewhere and continue evaluation of foralumab treatment.

We are evaluating subcutaneous administration of Foralumab to delay onset and progression of T1DM in at-risk individuals. T1DM is characterized as a chronic and progressive autoimmune disease leading to the destruction of insulin-producing β-cells of the pancreas. Teplizumab (Provention Bio), a humanized Fc-mutated anti-CD3 monoclonal antibody that alters the function of the T-lymphocytes that mediate the destruction of the insulin-producing β-cell is seeking FDA approval. The Company believes that Foralumab, a fully human anti-CD3 mAb, would have a better safety profile and clinical benefit than Teplizumab based on Foralumab’s fully human protein sequence and binding affinity for CD3e compared to Teplizumab. cGMP manufacturing of Foralumab solution for subcutaneous injection drug product was initiated in April 2022 and IND submission is anticipated in Q3 2022.

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

The Company is advancing development of TZLS--501 for treatment of Idiopathic Pulmonary Fibrosis (IPF). Tocilizumab (Actemra®, Roche) a humanized interleukin-6 (IL-6) receptor mAb antagonist. was approved by the FDA as a subcutaneous injection for slowing the rate of decline in pulmonary function in adult patients with systemic sclerosis-associated interstitial lung disease (SSc-ILD), a debilitating condition with limited treatment options. Actemra® is the first biologic therapy approved by the FDA for the treatment of the disease. The Company believes that fully human TZLS-501 administered by inhalation directly to inflamed lung will have greater clinical benefit and an improved safety profile compared to parenterally administered Actemra based on higher binding affinity for IL6 receptor complex and focused delivery to the target inflamed pulmonary tissue. Also TZLS-501 reduces circulating levels of IL6 via the trans-signaling pathways.

On April 9, 2020 The Company announced that it had developed investigational new technology to treat COVID-19 infections, consisting of direct delivery of anti-IL-6 receptor (anti-IL-6R) monoclonal antibodies (mAbs) into the lungs using a handheld inhaler or nebulizer for treatment of patients infected with COVID-19 (SARS-CoV-2) coronavirus. On June 29, 2020 the Company announced that it was advancing GMP manufacturing of TZLS-501 with STC Biologics concurrently with the development of inhalation technology using a hand-held nebulizer with Sciarra Laboratories and safety toxicology studies in Cynomolgus monkeys with ITR Canada Laboratories. GMP batches were initiated in January 2021 and completed in March 2021. Safety inhalation toxicology studies were initiated in November 2020 and completed in March 2021. Technological assessment of nebulizers for inhalation treatment of patients was initiated in September 2020 and completed in February 2021. Going forward, the Company has refocused TZLS-501 development for treatment of IPF given the plethora of available COVID treatment options. Additional cGMP manufacturing activity is scheduled in April 2022 to support an IND in Q3 2022.

We are developing Milciclib, for which we in-licensed the intellectual property from Nerviano Medical Sciences S.r.l., or Nerviano, in January 2015, as a potential treatment for pan KRAS mutations in NSCLC patients.

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

In the first half of 2017, the Group initiated a Phase 2a trial (CDKO-125a-010) of Milciclib to explore safety, tolerability and antitumor activity of milciclib as a single therapy in Sorafenib-resistant patients with unresectable or metastatic HCC and good liver function.. Typically, this population of patients have an advanced form of the disease with poor prognosis and an average overall survival expectancy of 3-5 months. The compound was administered as home-based treatment at the dose of 100 mg/day for 4 consecutive days a week in a 4-week cycle (4 days on/3 days off x q4 wks) for a total of 24 weeks.

The Phase 2a trial was completed in June 2019 with clinical safety result reported in July 2019 and efficacy results reported in September 2019.

The clinical activity assessment in evaluable patients was based on the independent radiological review using the modified Response Evaluation Criteria in Solid Tumors (mRECIST).

●	14 out of 28 (50%) evaluable patients completed 6-month duration of the trial.

●	Both median TTP and PFS were 5.9 months (95% Confidence Interval (“CI”) 1.5-6.7 months) out of the 6-months duration of the trial.

●	16 of 28 (57.1%) evaluable patients showed ’Stable Disease’

●	One patient (3.6%) showed unconfirmed ‘Partial Response’ (PR).

●	17 of 28 (60.7%) evaluable patients showed ‘Clinical Benefit Rate’ defined as CBR=CR+PR+SD (with CR representing Complete Remission).

Since overexpression of CDKs and dysregulation in pRB pathway (regulates transcription factors critical for cell cycle progression) are prominently associated with tumor cell resistance to certain chemotherapeutic drugs, inhibition of multiple CDKs is an appealing approach to improve clinical responses in cancer patient’s refractory to existing treatment options. A Phase 1 dose-escalation study of Milciclib in combination with gemcitabine in patients with refractory solid tumors exhibited clinical activity in patients including those refractory to gemcitabine. Milciclib shows inhibitory effects against multiple cell lines with mutationally active G12D (non-small cell lung carcinoma), G13D (colorectal cancer), G12V(pancreatic cancer), and G12C (pancreatic cancer The Company also intends to evaluate milciclib in combination with gemcitabine for treatment of pan KRAS mutations in NSCLC patients. cGMP manufacturing of milciclib capsules was completed in January 2022 and IND filing is anticipated in Q2 2022.

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

Our Strategy

Our goal is to become a leading biotechnology company focused on developing and delivering therapies and related diagnostics in both oncology and immunology. The key elements of our strategy to achieve this goal are to:

●	Advance the clinical development of orally administered Foralumab for the treatment of Crohn’s disease using a novel and proprietary oral formulation by initiating a Phase 1b trial in the second quarter of 2022. In addition, a Phase 1 trial for the first-in-human evaluation of the intranasal administration of Foralumab in healthy volunteers, for neurodegenerative disease indications such as progressive MS, was initiated in November 2018. The study was completed in September 2019.

●	Accelerate development and cGMP manufacturing of our product candidate, TZLS-501, a fully human mAb targeting the IL-6 receptor (a biological mAb which may control the proteins involved in cell signaling relevant to many inflammatory diseases and cancers), for treatment of inflammatory and oncology indications especially IPF. Complete additional cGMP manufacturing and IND-enabling GLP safety toxicology studies in Cynomolgus monkeys as required and evaluate/qualify hand-held nebulizers for pulmonary administration of TZLS-501 for IPF treatment.

●

Continue to advance the clinical development and obtain regulatory approval for our lead oncology product candidate, Milciclib, as a combination therapy for the treatment of refractory solid tumors (being cancers which are non-responsive or become resistant to treatment), especially NSCLC by filing an IND in Q2 2022.

Continue development of platform drug delivery technologies that provide competitive advantage over existing approved products, e.g. inhalation delivery, nasal delivery and enteric delivery of mAbs.

Continue relationship with Precision Biosciences to improve CAR-T therapy using foralumab immunomodulation to enhance survival of CAR-T cells

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

Our Product Candidates

Our product candidate pipeline is set forth below:

DEVELOPMENT PIPELINE

Foralumab (TZLS-401 formerly known as NI-0401)

We believe Foralumab is the only fully human anti-CD3 mAb in clinical development, in contrast to the previous non-human or humanized anti-CD3 mAbs. Foralumab targets the CD3 epsilon (CD3ε) receptor, which is a recognized approach for modulating T-Cell response and achieving immunosuppression. We believe Foralumab could have broad application to autoimmune and inflammatory diseases, such as inflammatory bowel disease such as Crohn’s disease, MS, type-1 diabetes, or T1D, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. In July 2017, we announced publication of a research article in, Clinical Immunology, entitled: “Oral treatment with Foralumab, a fully human anti-CD3 mAb, prevents skin xenograft rejection in humanized mice.” We believe this is the first-ever published report demonstrating the potential of oral therapy with Foralumab for inflammatory diseases such as NASH and is based on the landmark discovery by Prof. Howard Weiner of Harvard University, one of our Scientific Advisory Committee members.

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

A collaborative clinical study was initiated on November 2, 2020, investigating nasally administered Foralumab either alone or in combination with orally administered dexamethasone in COVID-19 patients in Brazil. In view of the importance and urgency, scientific teams at the Harvard Medical School, Santa Casa de Misericórdia de Santos Hospital (Jabaquara, Santos, Brazil) and at our company closely collaborated to facilitate initiation of this study in expedited time frames. The clinical trial was coordinated by the team at INTRIALS, a leading, full-service Latin America Clinical Research Organization, (CRO) based in Sao Paulo City, Brazil. The trial was completed in January 2021. This trial, the first-ever trial on nasal administration of Foralumab for treatment of COVID-19, is of enormous significance because the underlying scientific approach is to modulate immune system, which is dysregulated and crippled to protect against the virus The results of the trial were All treatments were well-tolerated. There were no grade 3 or 4 severe adverse events (“SAEs”) in any of the cohorts. The CT scans of the lungs showed the improvement was approximately double that shown in patients treated with Foralumab as compared to those in the control group.   The results of the study were published in the peer-reviewed journal, Frontiers in Immunology entitled “Nasal Administration of Anti-CD3 Monoclonal Antibody (Foralumab) Reduces Lung Inammation and Blood Inammatory Biomarkers in Mild to Moderate COVID-19 Patients: A Pilot Study” in August 2021. The study served as “proof of concept” that nasal administration of foralumab could be used to treat systemic inflammatory response related to COVID infection and could be used for treatment of other systemic inflammatory diseases. The Company has refocused development of Foralumab for treatment of Crohn’s disease (oral treatment) and progressive MS (nasal treatment) utilizing site specific delivery technologies to limit systemic exposure of foralumab which achieving local delivery to inflamed tissue.

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

Our Solution

We believe Foralumab is the only fully human anti-CD3 mAb in clinical development. Since the discovery of the hybridoma technology, a method to generate large quantities of a single (monoclonal) antibody, the production and manufacture of mAbs has become widely available showing promise in several autoimmune and inflammatory disease clinical trials and therapeutic utility in animal models. The first murine anti-CD3 mAb (IgG2a) was developed and approved by the FDA in 1985 under the name of muromonab, OKT3, (Ortho Kung T3; Orthoclone®) to treat allograft rejection in kidney, liver and heart transplantation by exerting its potent immunosuppressive effects, mainly due to depletion of T-cells in tissues and thereby preventing rejection of the allografts. Subsequently, OKT3 was administered in clinical trials to patients with MS, T1D, inflammatory bowel disease, rheumatoid arthritis and NASH. Although showing promise to alleviate the disease process, the mAb being of murine origin and extremely immunogenic in humans, was associated with a wide range of side effects that included the typical Cytokine Release Syndrome (CRS) or flu-like syndrome, limiting its clinical development. The side effect profile of OKT3 is a consequence of T-cell activation resulting in the release of numerous cytokines into the systemic circulation. These shortcomings of the murine OKT3 led to the development of a new generation of anti-CD3 mAbs using genetic engineering of the mAb structure, as depicted below.

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

On September 9, 2019, the FDA granted approval to initiate the Phase I clinical trials to evaluate the safety and pharmacokinetics of oral Foralumab at 1.25, 2.5 and 5.0 mg/day as a single ascending dose study. The study was completed in December 2019 at Brigham and Women’s Hospital (Boston, MA USA). Formulated Foralumab powder encapsulated in enteric-coated capsule was well-tolerated at all doses tested and there were no drug-related safety issues observed even at the highest dose of 5 mg in this trial. Based on successful Phase 1a data, we intend to conduct a Phase 1b study using Crohn’s Disease patients starting in the second quarter of 2022.

Clinical Development Plan

Phase 1a Clinical Trial for Oral Foralumab in Healthy Volunteers

This Phase 1a trial, conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA, USA, was a single-site, double-blind, placebo-controlled, single ascending dose (“SAD”) study in healthy subjects in which Foralumab was orally administered at 1.25, 2.5 and 5.0 mg per dose as enteric-coated capsules. The primary endpoint of the Phase 1 study is safety and tolerability of Foralumab in humans. Each cohort comprised of 4 subjects, of whom 3 received Foralumab treatment and 1 received a placebo capsule. All subjects completed the trial without any safety concerns at any of the doses.

A Phase 1b multiple ascending dose trial is expected to be initiated in the second quarter of 2022 followed by a Phase 2 trial with the intent to treat patients with Crohn’s disease.

Proposed Phase 1b Clinical Trial for Oral Foralumab Treatment of Crohn’s Disease

This is an double-blind, multiple ascending dose (MAD) study of orally administered foralumab in male and female subjects with mild-to-moderate active CD. Two different doses of foralumab enteric coated capsules 2.5 mg, and 5 mg), administered once daily for 5 consecutive days) will be studied for safety and tolerability. Subjects will be hospitalized in clinic for 5 days. Sixteen subjects are planned and the study will consist of 2 different dose groups with 8 subjects per dose group (6 active-treated, 2 placebo treated), i.e., each dose group will be treated with one of two different ascending doses of foralumab enteric coated capsules (, 2.5 mg, or 5 mg) once daily. Subjects in Cohort 1 will receive an initial dose of 2.5 mg. The SMC review will be performed after all the 8 randomized subjects are dosed with the initial 2.5 mg dose. The dose can be escalated to 5 mg daily in Cohort 2 subjects, only if there are no safety findings in the SMC review of the results of the 2.5 mg dose

The safety and tolerability of the treatment regimen is the primary endpoint and will be determined by monitoring vital signs, laboratory values, adverse events and physical findings throughout the study. Secondary endpoints , systemic foralumab circulation examined by PK; change from baseline in inflammatory responses by analysis of fecal calprotectin and incidence of detectable anti-drug antibody (ADA). Exploratory endpoints will include: change from baseline in T-cell subsets in blood and detection of foralumab in stool samples

Phase 1 Clinical Trial of Nasally-Administered Foralumab for Treatment of Secondary Progressive Multiple Sclerosis

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

On May 25, 2021 the Company announced that the first expanded access (EA) patient with secondary progressive multiple sclerosis (SPMS) was dosed with nasally administered Foralumab at the Brigham and Women’s Hospital (BWH), Harvard Medical School, Boston, MA. Nasal Foralumab 50 mcg (25 mcg/nostril) was administered in 3-week cycles, with 3 times/week dosing for the first 2 weeks followed by 1 week of rest period. This first-ever clinical study in SPMS patients, under an Individual Patient Expanded Access IND, was to continue for six months to evaluate routine safety, tolerability, and neurological behaviors. The study also examined microglial activation, by positron emission tomography (PET), immunological and neurodegenerative markers to assess clinical responses following the dosing regimen

On March 10, 2022, the Company reported positive clinical data in the first SPMS EA patient following completion of six months of treatment with intranasally administered foralumab, at the Brigham and Women’s Hospital (BWH), Harvard University, Boston, MA. In addition to being well-tolerated, both biological and clinical improvements were seen in this patient using Tiziana’s novel immunotherapy technology, which, importantly overcame the challenge of delivering this antibody across the blood-brain barrier to affect immunomodulation in the brain using nasal administration.

Foralumab was given to an SPMS patient intranasally into each nostril on a regimen of M-W-F for two weeks followed by one week off therapy for a period of six months. This regimen was well-tolerated with associated beneficial clinical and biomarker changes. Importantly, the PET imaging data indicated inhibition of microglial cell activation observed at 3 months following treatment initiation and was sustained at 6 months after treatment start (see Table 1). The reduction in microglial activation was seen in all parts of brain.

Table 1. Percent Reduction* in Activated Microglial Cells (AMCs) PET Signal After Starting Intranasal Foralumab as Compared to Baseline, in Whole Brain and Selected Brain Regions

	WHOLE BRAIN	CEREBRAL CORTEX	THALAMUS	WHITE MATTER	CEREBELLUM
3 MONTHS	-23%	-23%	-20%	-25%	-22%

6 MONTHS	-38%	-38%	-50%	-36%	-38%

*	Percent reduction is based on changes from baseline in SUVR-1, a surrogate index for PET binding potential. SUVR=Standardized Uptake Value Ratio, calculated with reference to a pseudo reference region in cerebral white matter that showed minimal change in PET SUV, across time points.

Consistent with clinical and PET observations, intranasally administered foralumab also downregulated serum levels of pro-inflammatory cytokines, including interferon-gamma (IFN-g), interleukin (IL-18), IL-1β and IL-6, which are associated with multiple sclerosis pathogenesis and progression. Clinical evaluation showed improvement in Timed 25-Foot Walk Test (T25FW), 9-Hole Peg Test (9HPT) and Symbol Digit Modality Test (SDMT). Other published PET studies have shown an increase in activated microglial cells (AMCs) in patients with secondary progressive MS (SPMS), and the increase in AMCs associated with higher scores on the Expanded Disability Status Scale (EDSS), a widely-used scale to measure disability1,2. Several FDA-approved drugs, such as TYSABRI®, MAYZENT® and ZEPOSIA® have been shown to suppress microglial activation and exert neuroprotective effects in the central nervous system (CNS) in animal studies but longitudinal assessment of drug effects on microglial activation in exclusive cohorts of SPMS patients are lacking.

Prior to treatment, this patient had continued to experience worsening disease progression despite several MS therapies, including B cell depletion. The patient’s gait and limb strength had been deteriorating over the prior two years. The patient then started on intranasal foralumab, which stabilized his disease course. Tiziana also received FDA authorization to continue treating this patient for an additional 6 months to determine if 12 months of consistent treatment maintains clinical stabilization and provides sustained clinical benefits.

On January 20, 2022, FDA allowed enrollment of a second EA SPMS patient for treatment with intranasal foralumab.

These data were presented in a virtual Key Opinion Leader (KOL) event hosted by Tiziana on March 14th, 2022, entitled “Foralumab Clinical Update in Multiple Sclerosis; A Landmark Study with Intranasal Immunotherapy” featuring four Key Opinion Leaders and a live Q&A session.

The company plans to continue treatment of EA SPMS patients at Brigham and Women’s Hospital and elsewhere and continue evaluation of foralumab treatment.

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

Milciclib (TZLS-201)

Milciclib is an orally bioavailable, small molecule broad spectrum inhibitor of CDKs (CDKs): 1, 2, 4, 5 and 7 and Src family kinases. CDKs are a family of highly conserved enzymes that are involved in regulating the cell cycle, which is a series of events that takes place in cells leading to division and duplication of its DNA to produce two daughter cells. Src family kinases regulate cell growth and potential transformation of normal cells to cancer cells. A novel feature of Milciclib is its ability to reduce microRNAs, miR-221 and miR-222, that silence gene expression. miR-221 and miR-222 promote the formation of blood vessels (angiogenesis) that are important for spread of cancer cells (metastasis). Levels of these microRNAs are consistently increased in HCC patients and may contribute towards resistance to treatment with Sorafenib. As a result, we are investigating Milciclib both as a monotherapy and plan a combination treatment with Sorafenib. To date, Milciclib has been studied in a total of eight completed and ongoing Phase 1 and Phase 2 clinical trials in 316 patients. In these trials, Milciclib was observed to be well-tolerated and showed initial signals of anti-tumor action. A Phase 2a trial (CDKO-125a-010) for Milciclib as a single therapy in patients with HCC was completed in June 2019.

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

The primary endpoint for the study was the overall tolerability profile, evaluated based on laboratory findings and adverse events emerging during the trial. The occurrence of adverse events and laboratory tests was performed weekly during treatment. All the enrolled patients who received at least one drug administration were evaluated for safety. Secondary endpoints include Objective Tumor Response Rate, based on the modified Response Evaluation Criteria in Solid Tumors, or mRECIST, a set of criteria developed to assess tumor response in HCC. As an exploratory endpoint, the expression of micro-RNAs and their possible association with Milciclib treatment was investigated. ... As an exploratory endpoint, the expression of micro-RNAs and their possible association with Milciclib treatment was investigated.  The trial successfully met the primary endpoint that oral treatment with Milciclib was well tolerated with manageable toxicities and no recorded drug related deaths. The secondary endpoints for clinical activity assessment were based on the independent radiological review using the modified Response Evaluation Criteria in Solid Tumors (mRECIST) Positive demonstrated clinical activity included:

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

Tiziana plans to conduct a Phase 2 study combination therapy of milciclib and gemcitabine in Non-Small Cell Lung Cancer (NSCLC) patients with a broad-spectrum of KRAS mutations (except G12C mutation) after failure of at least one line of standard-of-care (SoC) therapy. NSCLC is the most common type of lung cancer, occurring in approximately 80% of patients. Due to the asymptomatic nature of early disease, many patients are diagnosed with later stages of disease, and typically have short overall survival. In the United States, at initial diagnosis of NSCLC, approximately 55% of patients have distant metastases with a 5-year survival rate of 7%, despite the recent development of novel anticancer therapies and regimens. The results of clinical trials with sotorasib (Lumakras™) demonstrated that selective targeting of a single KRAS mutation is a promising therapeutic strategy. Although there is a clear benefit to target KRAS directly, KRAS represents a challenging molecular target due to the lack of suitable drug pockets where a small molecule can bind. An alternative approach is to target downstream signaling pathways. The rationale for evaluation of milciclib in combination with gemcitabine is suggested by preclinical studies conducted on a non-small cell lung xenograft model that demonstrated the efficacy of milciclib in terms of antitumor activity, both as a single agent and in combination with gemcitabine, at well tolerated doses. Given that gemcitabine is used for treatment of both pancreatic cancer (for which gemcitabine is the standard therapy) and NSCLC (for which gemcitabine is used in combination with cisplatin), an evaluation of the feasibility of the combination of milciclib and gemcitabine is considered appropriate in view of future uses in these diseases. In addition, the 2 compounds showed non-overlapping toxicities when administered as single agents, providing an additional rationale for their evaluation in combined treatment in the clinical setting.

Furthermore, in the Phase 1 CDKO-125a-004 study, 16 patients were treated with milciclib at 3 dose levels administered once daily for 7 days, followed by 7 days off treatment in a 4-week cycle and with a fixed dose of gemcitabine administered intravenously on Days 1, 8, and 15 in a 4-week cycle1, Overall, the combination was well tolerated and showed clinical benefit with 1 PR and 10 patients with SD. The PR was documented in a patient with NSCLC whose disease was refractory to gemcitabine.

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

Trial	Patient Population	Treatment Schedule / Dosing	Key Findings
CDKO-125a-002	Recurrent malignant glioma 28 patients (Phase 1) 34 patients (Phase 2)	Escalating oral doses of 18, 36, 54 and 72 mg/m2 once a day for 14 consecutive days followed by 7 days of rest in a 3-week cycle 54 mg/m2 (RP2D)	Pharmacokinetics: Results indicated that the pharmacokinetics of Milciclib was dose-independent in the dose range 18 – 72 mg/m2.
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

4. Approximately 57% of evaluable patients showed ‘Stable Disease’ (SD; met at least once in an 8-week interval) and 3.6% patients showed ‘Partial Response’ (PR).

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

We intend to refocus development and cGMP manufacturing of TZLS-501. Originally TZLS-501 clinical development was intended or treatment of “cytokine storm”-induced lung damage in COVID-19 patients by aerosol delivery to lung, however, with the increasing number of effective therapies and vaccines now available for COVID patients the Company will use the same technology for treatment of IPF.

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

The development studies conducted to date will be used to support submission of an IPF IND in Q3 2022 and additional cGMP manufacturing of TZLS-501 drug substance at STC Biologics in April 2022 and drug product at Sciarra Labs in May 2022 will support a Phase 1a single ascending dose study.

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

As of March 18, 2022 our intellectual property portfolio was made up as follows:

Family	Subject	Priority	Status	Expires	Jurisdiction
Foralumab TZLS-401	Methods of use (autoimmune or inflammatory diseases and disorders)	2004	Issued	2025	Australia, Canada, China, Hong Kong, Israel, Japan, Mexico, Norway, Singapore, South Africa, Ukraine, Armenia, Austria, Azerbaijan, Belgium, Belarus, Switzerland, Germany, Denmark, Spain, France, United Kingdom, Ireland, Italy, Kyrgyzstan, Kazakhstan, Luxembourg, Moldova, Netherlands, Portugal, Russian Federation, Sweden, Tajikistan, and Turkmenistan
	Composition and methods of use	2004	Issued	2025	United States, Armenia, Australia, Austria, Azerbaijan, Belarus, Brazil, Canada, China, Denmark, France, Germany, Hong Kong, India, Israel, Italy, Japan, Kazakhstan, Kyrgyzstan, Mexico, Moldova, Netherlands, Norway, Republic of Korea, Russian Federation, Singapore, South Africa, Spain, Switzerland, Tajikistan, Turkmenistan, United Kingdom, and Ukraine
	Methods of use (in combination with anti-IL-6/IL-6R antibodies)	2011	Pending	2032	United States
	Formulations and dosing regimen	2016	Issued/ Pending	2037	United States Pending: Australia, Canada, China, Europe, Hong Kong, Israel, Japan, United States
	Methods of use (CNS disorders)	2017	Pending	2038	Canada, Europe, Japan, United States
	Methods of use (gastrointestinal/autoimmune/inflammatory)	2018	Pending	2039	Australia, Canada, China, Europe, Hong Kong, Japan, United States
	Methods of use (CAR-T therapies)	2020	Pending	2041	PCT
	Methods of use (coronavirus)	2020	Pending	2041	PCT
	Method of administering foralumab by subcutaneous injection	2021	Pending	2042	United States (Provisional)
Milciclib TZLS-201	Composition of matter, methods of use, process of manufacturing	2003	Issued/ Pending	2024	United States, Europe, Brazil, Eurasia, Africa, Algeria, Argentina, Australia, Barbados, Bosnia & Herzegovina, Canada, Colombia, Costa Rica, Croatia, Cuba, Ecuador, Georgia, Iceland, India, Indonesia, Israel, Japan, Korea, Kosovo, Malaysia, Mexico, Mongolia, Montenegro, New Zealand, Nicaragua, Norway, Pakistan, Philippines, Serbia, Singapore, South Africa, Sri Lanka, Taiwan, Thailand, Trinidad & Tobago, Tunisia, Ukraine, Uzbekistan, Vietnam Pending: United States, Egypt, Venezuela
	Methods of use (multiple indications)	2008; 2009	Issued	2029; 2030	United States, Europe, China, Hong Kong, Japan
	Methods of use (combination therapies with cytotoxics)	2008; 2009	Issued/ Pending	2029; 2030	United States, Europe, China, Hong Kong, Japan Pending: Europe
	Compositions of related entities (salts and crystal forms), formulations and methods of treatment	2009	Issued	2030	United States, Europe, China, Hong Kong, Japan
	Methods of use (combination therapies with therapeutic antibodies)	2006	Issued	2027	United States, Europe, China, Japan
	Therapeutic combinations of Milciclib for use in the treatment of cancer	2017	Issued/ Pending	2038	United States Pending: United States, Europe, Canada, Japan, Hong Kong
	Enteric-coated pharmaceutical formulations comprising milciclib	2022	Pending	2043	United States (provisional)
	Method of treating KRAS mutated cancers by administering milciclib and a chemotherapy	2021	Pending	2042	United States (provisional)

We have rights to a patent family that discloses the Milciclib compound, methods of using the compound, and processes for making the compound licensed from Nerviano Medical Sciences S.R.L. (which is further described below). This patent family includes six granted U.S. patents, one granted European patent, and one granted Eurasian patent. This patent family also includes granted patents in Africa (African Intellectual Property Organization, African Regional Intellectual Property Organization), Algeria, Argentina, Australia, Brazil, Barbados, Bosnia & Herzegovina, Canada, Colombia, Costa Rica, Croatia, Cuba, Ecuador, Georgia, Iceland, India, Indonesia, Israel, Japan, Korea, Kosovo, Malaysia, Mexico, Mongolia, Montenegro, New Zealand, Nicaragua, Norway, Pakistan, Philippines, Serbia, Singapore, South Africa, Sri Lanka, Taiwan, Thailand, Trinidad & Tobago, Tunisia, Ukraine, Uzbekistan, and Vietnam. Several applications are pending in the U.S. and other countries in this family. The patents in this family will expire in April 2024, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Europe.

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

We also have rights to a U.S. provisional application which covers enteric-coated pharmaceutical formulations comprising Milciclib. The patent applications in this family, if issued as patents, will expire in March 2043, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Europe.

We also have rights to a U.S. provisional application that discloses method of treating KRAS mutated cancers by administering micliclib and a chemotherapy. Any patents issued in this family will expire in August 2042, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

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

We also have rights to a second patent family that discloses the Foralumab compound and methods of using the compound also licensed from NovImmune S.A. This patent family comprises four granted U.S. patents one granted European patent, and one granted Eurasian patent. This patent family also includes granted patents in Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Mexico, Republic of Korea, Singapore, South Africa, and Ukraine. An application is pending in the U.S. The patents in this family will expire in June 2025, excluding any patent term adjustment in the U.S. and patent term extensions available in the U.S. and several other jurisdictions, such as Europe.

In addition, we have rights to a third patent family that discloses combination therapies of Foralumab with IL-6 or IL-6R antibodies licensed from NovImmune S.A. This patent family has one pending U.S. application. The patents in this family will expire in January 2032, excluding any patent term adjustment and patent term extensions available in the U.S.

We have rights to a fourth patent family that discloses formulations of Foralumab and dosing regimens for treating various disorders. This patent family has an issued patent in the U.S., and applications pending in the U.S, Australia, Canada, China, Europe, Israel, Hong Kong, and Japan. The patents in this family will expire in August 2037, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

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

We have rights to a sixth patent family that discloses methods of using Foralumab for treating gastrointestinal, autoimmune, and inflammatory disorders. This family has pending applications in the U.S., and in Europe, Australia, Canada, China, Hong Kong, and Japan. The applications in this family, if issued as patents, will expire in October 2039, excluding any patent term adjustment and patent term extensions that may be available.

We also have rights to international (PCT) applications that disclose methods of using Foralumab in the treatment of coronavirus and methods of using Foralumab to enhance cell adoptive therapies. The patent applications in this family, if issued as patents, will expire in 2041, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

We also have rights to a U.S. provisional application that discloses methods of administering Foralumab subcutaneously for the treatment of various diseases. Any patents issued in this family will expire in April 2042, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

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

We also have rights to two patent families related to Actinomycin D (ActD). The first family covers the use of ActD in the treatment of acute myeloid leukemia, and includes granted patents in the U.S., Japan, and Europe and pending applications in the U.S., Australia, and Canada. The patents and patent applications in this family, if issued as patents, will expire in September 2036, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Europe.

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

C. Organizational Structure

The following table sets out details of the Company’s significant subsidiaries:

Name	Principal activity	Registered address	Percentage shareholding	Country of incorporation

Tiziana Life Sciences Ltd	Clinical stage biotechnology company	107 Cheapside, London EC2V 6DN	100%	England & Wales
Tiziana Pharma Limited	Clinical stage biotechnology company	107 Cheapside, London EC2V 6DN	100%	England & Wales
Tiziana Therapeutics Inc.	Clinical stage biotechnology company	420 Lexington Avenue Suite 2525 New York, NY 10170	100%	USA
Longevia Genomics S.r.l.	Biotechnology discovery company	Via Constantinopli 42 09100- Cagliria (CA)	100%	Italy

D. Property, Plant and Equipment

The below table contains information regarding existing or planned material tangible fixed assets owned or leased by Tiziana and its subsidiaries. We believe that suitable additional or substitute space will be available as needed to accommodate any future expansion of our operations.

Location	Tenure	Principal Use	Size
55 Park Lane, Suite 14a, London W1K 1NA, United Kingdom	Annual Lease	Principal Office	652 square feet
5 Penn Plaza 19th Floor New York, United States	Monthly lease	Principal Office	450 square feet
3805 Old Easton Road, Doylestown, PA, United States	Annual lease	Research & Development Centre	408 square feet

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

A collaborative clinical study was initiated on November 2, 2020, investigating nasally administered Foralumab either alone or in combination with orally administered dexamethasone in COVID-19 patients in Brazil. In view of the importance and urgency, scientific teams at the Harvard Medical School, Santa Casa de Misericórdia de Santos Hospital (Jabaquara, Santos, Brazil) and at our company closely collaborated to facilitate initiation of this study in expedited time frames. The clinical trial was coordinated by the team at INTRIALS, a leading, full-service Latin America Clinical Research Organization, (CRO) based in Sao Paulo City, Brazil. The trial was completed in January 2021. This trial, the first-ever trial on nasal administration of Foralumab for treatment of COVID-19, is of enormous significance because the underlying scientific approach is to modulate immune system, which is dysregulated and crippled to protect against the virus.  The results of the trial were All treatments were well-tolerated. There were no grade 3 or 4 severe adverse events ("SAEs") in any of the cohorts. The CT scans of the lungs showed the improvement was approximately double that shown in patients treated with Foralumab as compared to those in the control group.   The results of the study were published in the peer-reviewed journal, Frontiers in Immunology entitled "Nasal Administration of Anti-CD3 Monoclonal Antibody (Foralumab) Reduces Lung Inammation and Blood Inammatory Biomarkers in Mild to Moderate COVID-19 Patients: A Pilot Study" in August 2021. The study served as “proof of concept” that nasal administration of foralumab could be used to treat systemic inflammatory response related to COVID infection and could be used for treatment of other systemic inflammatory diseases. The Company has refocused development of Foralumab for treatment of Crohn’s disease (oral treatment) and progressive MS (nasal treatment) utilizing site specific delivery technologies to limit systemic exposure of foralumab which achieving local delivery to inflamed tissue.

On May 25, 2021 we announced that the first expanded access (EA) patient with secondary progressive multiple sclerosis (SPMS) was dosed with nasally administered Foralumab at the Brigham and Women's Hospital (BWH), Harvard Medical School, Boston, MA. Nasal Foralumab 50 mcg (25 mcg/nostril) was administered in 3-week cycles, with 3 times/week dosing for the first 2 weeks followed by 1 week of rest period. This first-ever clinical study in SPMS patients, under an Individual Patient Expanded Access IND, was to continue for six months to evaluate routine safety, tolerability, and neurological behaviors. The study also examined microglial activation, by positron emission tomography (PET), immunological and neurodegenerative markers to assess clinical responses following the dosing regimen On March 10, 2022, we reported positive clinical data in the first SPMS EA patient following completion of six months of treatment with intranasally administered foralumab, at the Brigham and Women’s Hospital (BWH), Harvard University, Boston, MA. In addition to being well-tolerated, both biological and clinical improvements were seen in this patient using Tiziana’s novel immunotherapy technology, which, importantly overcame the challenge of delivering this antibody across the blood-brain barrier to affect immunomodulation in the brain using nasal administration.

Foralumab was given to an SPMS patient intranasally into each nostril on a regimen of M-W-F for two weeks followed by one week off therapy for a period of six months. This regimen was well-tolerated with associated beneficial clinical and biomarker changes. Importantly, the PET imaging data indicated inhibition of microglial cell activation observed at 3 months following treatment initiation and was sustained at 6 months after treatment start (see Table 1). The reduction in microglial activation was seen in all parts of brain.

Table 1. Percent Reduction* in Activated Microglial Cells (AMCs) PET Signal After Starting Intranasal Foralumab as Compared to Baseline, in Whole Brain and Selected Brain Regions

	WHOLE BRAIN	CEREBRAL CORTEX	THALAMUS	WHITE MATTER	CEREBELLUM
3 MONTHS	-23%	-23%	-20%	-25%	-22%

6 MONTHS	-38%	-38%	-50%	-36%	-38%

*	Percent reduction is based on changes from baseline in SUVR-1, a surrogate index for PET binding potential. SUVR=Standardized Uptake Value Ratio, calculated with reference to a pseudo reference region in cerebral white matter that showed minimal change in PET SUV, across time points.

Consistent with clinical and PET observations, intranasally administered foralumab also downregulated serum levels of pro-inflammatory cytokines, including interferon-gamma (IFN-g), interleukin (IL-18), IL-1β and IL-6, which are associated with multiple sclerosis pathogenesis and progression. Clinical evaluation showed improvement in Timed 25-Foot Walk Test (T25FW), 9-Hole Peg Test (9HPT) and Symbol Digit Modality Test (SDMT). Other published PET studies have shown an increase in activated microglial cells (AMCs) in patients with secondary progressive MS (SPMS), and the increase in AMCs associated with higher scores on the Expanded Disability Status Scale (EDSS), a widely-used scale to measure disability1,2. Several FDA-approved drugs, such as TYSABRI®, MAYZENT® and ZEPOSIA® have been shown to suppress microglial activation and exert neuroprotective effects in the central nervous system (CNS) in animal studies but longitudinal assessment of drug effects on microglial activation in exclusive cohorts of SPMS patients are lacking.

Prior to treatment, this patient had continued to experience worsening disease progression despite several MS therapies, including B cell depletion. The patient’s gait and limb strength had been deteriorating over the prior two years. The patient then started on intranasal foralumab, which stabilized his disease course. Tiziana also received FDA authorization to continue treating this patient for an additional 6 months to determine if 12 months of consistent treatment maintains clinical stabilization and provides sustained clinical benefits.

On January 20, 2022, FDA allowed enrollment of a second EA SPMS patient for treatment with intranasal foralumab.

These data were presented in a virtual Key Opinion Leader (KOL) event hosted by Tiziana on March 14th, 2022, entitled “Foralumab Clinical Update in Multiple Sclerosis; A Landmark Study with Intranasal Immunotherapy” featuring four Key Opinion Leaders and a live Q&A session.

We plan to continue treatment of EA SPMS patients at Brigham and Women’s Hospital and elsewhere and continue evaluation of foralumab treatment.

We are developing Milciclib, for which we in-licensed the intellectual property from Nerviano, in January 2015, as a potential treatment for pan KRAS mutations in NSCLC patients. A novel feature of Milciclib is its ability to reduce levels of microRNAs, miR-221 and miR-222. MicroRNAs are small RNA molecules that play a significant role in the regulation of gene expression. miR-221 and miR-222 are believed to be linked to the development of blood supply in cancer tumors. To date, Milciclib has been studied in a total of eight completed Phase 1 and Phase 2 clinical trials in a total of 316 patients conducted by Nerviano. In these trials, Milciclib was well-tolerated with minimal adverse events. The last Phase 2a trial was initiated as a monotherapy in patients with HCC in the fourth quarter of 2017 and successfully completed in June 2019. The trial met primary and secondary end points..

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

Source: Development Safety Update Report No. 8, February 28, 2019, Tiziana Life Sciences PLC; Investigator Brochure, Version 14, 2019.

Since our inception in March 2014, we have devoted substantially all our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of ordinary shares. Through December 31, 2021, we had received net cash proceeds of $118.3m million from sales of our ordinary shares, issuance of convertible loans, short term loans and warrants.

Since our inception, we have incurred operating losses. Our net loss after taxation was $23.3 million for the year ended December 31, 2021, $26.1 million for the year ended December 31, 2020 and $9.3m for the year ended December 31, 2019 respectively. As of December 31, 2021, we had cash and cash equivalents of $42.2 million.

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

On June 29, 2020 we announced that we were advancing GMP manufacturing of TZLS-501 with STC Biologics concurrently with the development of inhalation technology using a hand-held nebulizer with Sciarra Laboratories and safety toxicology studies in Cynomolgus monkeys with ITR Canada Laboratories. GMP batches were initiated in January 2021 and completed in March 2021. Safety inhalation toxicology studies were initiated in November 2020 and completed in March 2021. Technological assessment of nebulizers for inhalation treatment of patients was initiated in September 2020 and completed in February 2021.

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

Components of Our Results of Operations

Revenues

To date, we have not generated any revenue from product sales and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales. Any ad hoc sublicensing revenues have been treated as other income.

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

The table below summarizes our R&D expenses incurred by program:

	Year ended December 31,
	2021	2020	2019	2018
Direct research and development expense by program:	(in thousands)
Foralumab	$3,372	$1,346	$1,750	$2,261
Milciclib	1,175	364	1,916	2,581
TZLS-0501	8,556	4,167	39	-
ACT-D	74	62	-	-
CAR-T	31	-	-	-
StemPrintER	-	54	9	166
Total direct research and development expense	$13,208	$5,993	$3,714	$5,008
Indirect research and development expense		-	-	502
Total research and development expense	$13,208	$5,993	$3,714	$5,510

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

Realization Bonus Expenses

This is an extraordinary expense item for this year and includes the expenses for a realization bonus which became payable in 2020 to the Chairman of the board, triggered by a fundraising event during the year. As the bonus was not settled timely, interest was accrued on the amount due in 2021.

Impairment of an asset

This is an extraordinary expense item for 2020 and includes the expenses for the impairment of a non-current asset.

Disposal of Intellectual Property

This is an extraordinary expense item for 2020 and includes the expenses related to the disposal of intellectual property during the year.

Other Income (Expense)

Other expense consists of interest on a convertible loan note and income received from a partnership agreement.

Taxation

The tax income for a period represents the total of current taxation and deferred taxation. The charges in respect of current taxation are based on the estimated taxable profit for the relevant year. Taxable profit for the year is based on the profit as shown in the income statement, as adjusted for items of income or expenditure which are not deductible or chargeable for tax purposes. The current tax liability for the year is calculated using tax rates which have either been enacted or substantively enacted at the relevant balance sheet date.

Under UK tax legislation, small and medium entity R&D relief allows us to claim back up to 14.5% of our surrenderable losses as a tax cash credit.

A. Results of Operations

The results of operations that follow reflect the historic periods under review and should not be taken as indicative of future performance.

Comparison of Years Ended December 31, 2021 and 2020

The following tables summarizes our results of operations for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020	Change
	(in thousands)
Operating Expenses:
Research and development	$(13,208)	$(5,993)	$(7,215)
General and administrative	$(13,311)	$(11,203)	$(2,108)
Realization bonus	(855)	(13,214)	12,359
Impairment of asset	-	(279)	279
Disposal of Intellectual Property	-	2,663	(2,663)
Total Operating Expenses	$(27,374)	$(28,026)	$652

Other Income/ (Expense)	717	(312)	1,029

Tax credit	3,240	2,207	1,048

Net Loss	$(23,417)	$(26,131)	$2,729

Other comprehensive loss:
Foreign currency translation adjustment	(4,478)	3,474	(7,978)

Total Comprehensive (Loss)	$(27,895)	$(22,657)	$(4,499)

Research and Development Expenses

Research and development activities were $13.2 million for the year ended December 31, 2021 compared to $6.0 million for the year ended December 31, 2020 an increase of $7.2 million. The increase in cost is a result of the development of anti-IL-6R monoclonal antibodies (mAbs) compounds and the manufacturing of Foralumab.

General and Administrative Expenses

Operating expenses were $13.3 million for the year ended December 31, 2021 as compared $11.2 million for the year ended December 31, 2020, an increase of $2.1 million. The increase in cost is a result of the additional fair value charges of $3.5m relating to modification of existing options and the issuance of additional options, and additional compliance, professional fees and legal costs of $1.5m due to increased activity in the Company and the corporate reorganization and establishment of a new Bermudan parent.

Realization Bonus Expense

A realization bonus of $13.2 million became payable during the year ended December 31, 2020 to the chairman of the board. This became payable upon the Company raising funds in excess of $28m (£20m), which it successfully raised in August 2020. As the bonus was not settled until November 2021, interest of $0.9m was accrued on the amount due in the year to December 31, 2021.

Impairment of asset

There was an asset impairment charge of $0.3 million for the year ended December 31, 2020. This charge related to the impairment of the Company’s investment in SharDNA SPA. No further charges were incurred in the year ended December 31, 2021.

Disposal of Intellectual Property

There was a gain of $2.7m arising on the disposal of the StemPrintER intellectual property in the year ended December 31, 2020. No further disposals were incurred in the year ended December 31, 2021.

Income Tax Credit

Income tax credits of $3.2 million and $2.2 million are recognized for the years ended December 31, 2021 and 2020, respectively. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure. The increase in the provision is due primarily to an increase in qualifying research and development expenditure incurred in the year ending December 31, 2021.

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

Research and Development Expenses

Research and development activities were $6.0 million for the year ended December 31, 2020 compared to $3.7 million for the year ended December 31, 2019 an increase of $2.3 million. The increase in cost is a result of the development of anti-IL-6R monoclonal antibodies (mAbs) compounds.

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

As of December 31, 2021, we had cash and cash equivalents of $42.2 million.

Through December 31, 2021, we had received net cash proceeds of $0.2 million from the exercise of warrants.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended December 31,
	2021	2020	2019
Net cash used in operating activities	$(21,762)	$(11,335)	$(6,796)
Net cash used in investing activities	(23)	(123)	(4)
Net cash provided by financing activities	130	75,346	1,680
Effect of exchange rate changes on cash and cash equivalents	(1,983)	1,736	16

Net (decrease)/increase in cash and cash equivalents	$(21,655)	$63,888	$(5,120)

Net Cash Used in Operating Activities

Our use of cash in each of the years ended December 31, 2021, and 2020, resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $21.8 million during the year ended December 31, 2021 increased by $10.5 million compared to the year ended December 31, 2020.

Our use of cash in each of the years ended December 31, 2020, and 2019, resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $11.3 million during the year ended December 31, 2020 increased by $4.5 million compared to the year ended December 31, 2019.

Net Cash Used in Investing Activities

During the year ended December 31, 2021, we used $0.02 million of cash in investing activities for the purchases of property and equipment offset by a finance lease receivable.

Net Cash Provided by Financing Activities

During the years ended December 31, 2021 and 2020, net cash provided by financing activities was $0.1 million and $75.3 million, respectively, consisting of net cash proceeds from our sale and issuance of ordinary shares and ADS’s, convertible loan notes and the exercise of options and warrants.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments and obligations as of December 31, 2021 and 2020.

As at December 31, 2021
(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	$-	$-	$-	$-
Operating lease obligations	24	-	-	-
Total	$24	$-	$-	$-

As at December 31, 2020
(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	-	-	-	-
Operating lease obligations	$555	$265	$290	-
Total	$555	$265	$290	-

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors as of May 2, 2022.

Name	Age	Position
Gabriele Marco Antonio Cerrone MBA (2)	50	Executive Chairman
Willy Simon (1,2,3)	70	Non-Executive Director
John Brancaccio (1), (3)	74	Non-Executive Director
Dr. Kunwar Shailubhai MBA	65	Chief Executive Officer, Chief Scientific Officer and Executive Director

(1)	Remuneration Committee member

(2)	Nominating Committee member

(3)	Audit Committee member

The following table sets forth information regarding our senior managers as of May 2, 2022:

Name	Position
Jules S. Jacob	Executive Director, CMC & Non-Clinical Development
Dr. Vaseem A. Palejwala	Senior Director, Clinical operations
Keeren Shah	Finance Director

Gabriele Marco Antonio Cerrone – Executive Chairman

Mr. Gabriele Marco Antonio Cerrone, is the Founder of the company and has been its Executive Chairman since April 2014. Mr. Cerrone has founded ten biotechnology companies in oncology, infectious diseases and molecular diagnostics, and has listed seven of these companies on Nasdaq two to the Main Market and AIM Market in London. Mr. Cerrone co-founded Cardiff Oncology, Inc., an oncology company and served as its Co-Chairman; he was a co-founder and served as Chairman of both Synergy Pharmaceuticals, Inc. and Callisto Pharmaceuticals, Inc. and was a Director of and led the restructuring of Siga Technologies, Inc. Mr. Cerrone also co-founded FermaVir Pharmaceuticals, Inc. and served as Chairman of the Board until its merger in September 2007 with Inhibitex, Inc. Mr. Cerrone served as a director of Inhibitex, Inc. until its US$2.5bn sale to Bristol Myers Squibb Co in 2012. Mr. Cerrone is the Executive Chairman and Founder of Tiziana Life Sciences Ltd, an oncology focused therapeutics company; Co-Founder of Rasna Therapeutics Inc., a company focused on the development of therapeutics for leukaemias; Co-Founder of Hepion Pharmaceuticals, Inc.; Executive Chairman and Co-Founder of Gensignia Life Sciences, Inc., a molecular diagnostics company focused on oncology using microRNA technology; Non-Executive Chairman and Founder of Accustem Sciences Limited; and founder of BioVitas Capital Ltd. Mr. Cerrone graduated from New York University’s Stern School of Business with a master’s degree in business administration (MBA).

Willy Simon – Non-Executive Director

Willy Jules Simon has served as a Non-Executive Director of the company since November 2015. He is a banker and worked at Kredietbank N.V. and Citibank London before serving as an executive member of the Board of Generale Bank NL from 1997 to 1999 and as the chief executive of Fortis Investment Management from 1999 to 2002. He acted as chairman of Bank Oyens & van Eeghen from 2002 to 2004. He was chairman of AIM-traded Velox3 plc (formerly 24/7 Gaming Group Holdings plc) until 2014 and had been a director of Playlogic Entertainment Inc., a Nasdaq OTC listed company. Willy Simon has been the chairman of Bever Holdings, a company listed in Amsterdam, since 2006 and Chairman of Ducat Maritime since 2015. He is also a non-executive director of OKYO Pharma Ltd.

John Brancaccio – Non-Executive Director

John Brancaccio, a retired CPA, has served as a director of our company since July 2020. From April 2004 until May 2017, Mr. Brancaccio was the Chief Financial Officer of Accelerated Technologies, Inc., an incubator for medical device companies. Mr. Brancaccio served as a director of Callisto Pharmaceuticals, Inc. from April 2004 until its merger with Synergy Pharmaceuticals, Inc. in January 2013 and was a director of Tamir Biotechnology, Inc. (formerly Alfacell Corporation) until 2019, as well as a director of Hepion Pharmaceuticals, Inc. since December 2013, Rasna Therapeutics, Inc. since September 2016, Cardiff Oncology, Inc. since December 2005 and Okyo Pharma Ltd since June 2020. Mr. Brancaccio served as a director of Synergy from July 2008 until April 2019.

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

Jules S. Jacob – Executive Director, CMC & Non-Clinical Development

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

Dr. Vaseem A. Palejwala – Senior Director, Non-Clinical Studies

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

Keeren Shah – Finance Director

Keeren Shah serves as our Finance Director. Ms. Shah currently also serves as the CFO of Accustem Sciences Inc, OKYO Pharma Ltd and Rasna Therapeutics Inc., having previously served as the Group Financial Controller for these businesses from June 2016 to July 2020. Prior to joining the Company, Ms. Shah spent 10 years at Visa, Inc. as a Senior Leader in its finance team where she was responsible for key financial controller activities, financial planning and analysis, and core processes as well as leading and participating in key transformation programmes and Visa Inc.’s initial public offering. Before joining Visa, Ms. Shah has also held a variety of finance positions at other leading companies including Arthur Andersen and BBC Worldwide. She holds a Bachelor of arts with honours in Economics and is a member of the Chartered Institute of Management Accountants.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	Compensation

Total Compensation for the Executive Chairman and Non-Executive Directors

The table below sets out the total remuneration received by the Executive Chairman and the Non-Executive Directors for the year ended December 31, 2021.

Name	Position	Fees earned or paid in cash ($000)	Bonus earned or paid in cash ($000) (2)	Options awarded ($000) (1)	Other ($000)	Total ($000)
Gabriele Cerrone	Executive Chairman	330	855	-	-	1,185
Willy Simon	Non – Executive Director	59	-	-	4	63
John Brancaccio	Non – Executive Director	59	-	-	-	59

(1)	Represents the fair value of incentive stock options granted during the year to December 31, 2021 using an appropriate valuation model for computing stock-based compensation expense as of the date of grant.

(2)	The Chairman’s first realization bonus of $13.50m was satisfied on 5 August 2020, and the Chairman is unconditionally entitled to the immediate delivery of 4,763,995 new ordinary shares credited as fully paid in lieu of a cash payment. Due to late delivery of the shares, additional interest shares were issued worth $855k during 2021.

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

Additionally, Mr Cerrone was also eligible to receive two realization bonuses as follows:

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

(b)	In the event that, during this Agreement, either: (i) there is a sale, in one or a series of transactions, of all or substantially all of the assets ( calculated on the basis of book values) of the Group ( or a licence of the same on an exclusive or non-exclusive basis ), where the Enterprise Value equals or exceeds £300,000,000; or (ii) there is either a change of control where the Enterprise Value equals or exceeds £300,000,000, the Chairman will be entitled to receive an additional Realization Bonus in the amount equal to the Enterprise Value multiplied by three and a half (3.5) per cent.

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

The first realization bonus was satisfied on 5 August 2020, and the Chairman is unconditionally entitled to the immediate delivery of 4,763,995 new ordinary shares credited as fully paid in lieu of a cash payment. The number of shares to be issued is fixed. Due to the delayed delivery of shares, additional shares were granted in lieu of interest.

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

Compensation of Executive Directors

The table below sets the remuneration of each of the Executive Directors and Senior Managers for the financial year ended December 31, 2021.

Name	Position	Fees earned or paid in cash ($000)	Bonus earned or paid in cash ($000)	Options awarded ($000) (1)	Total ($000)
Kunwar Shailubhai	Executive Director	600	210	-	810
Tom Adams (2)	Executive Director	413	-	3,664	4,077

(1)	Represents the fair value of incentive stock options granted during the year to December 31, 2021 using an appropriate valuation model for computing stock-based compensation expense as of the date of grant.

(2)	Dr. Adams passed away on January 9, 2022.

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

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards for our directors, executive officers, and non-executive directors, as of December 31, 2021:

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

The Tiziana Life Sciences Ltd (formerly Tiziana Life Sciences plc) Employee Share Option Plan with Non-Employee Sub-Plan and US Sub-Plan

The Tiziana Life Sciences Ltd (formerly Tiziana Life Sciences plc) Employee Share Option Plan with Non-Employee Sub-Plan and US Sub-Plan, or the 2016 Plan, was adopted by the Board on March 23, 2016 and approved by shareholders on June 30, 2016 and allows for the grant of options to eligible service providers. The material terms of the 2016 Plan are summarized below.

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

The Tiziana Life Sciences Ltd 2021 Equity Incentive Plan

On October 20, 2021, Tiziana adopted the Tiziana Life Sciences Ltd 2021 Equity Incentive Plan (the “Plan”) which operates over common shares in Tiziana. The purpose of the Plan is to assist the Company and its Subsidiaries in attracting and retaining valued Employees, Consultants and Non-Employee Directors by offering them a greater stake in the Company’s success and a closer identity with it, and to encourage ownership of the Company’s shares by such Employees, Consultants and Non-Employee Directors. Any employee, director or consultant of Tiziana Life Sciences Ltd or any of its subsidiaries is eligible to receive Awards under the Plan. The Plan will be administered by the Compensation Committee of the Board (the “Compensation Committee”). Awards granted to nonemployee members of the Board will be administered by the full Board.

The Plan was approved by the shareholders of the Company, no new awards will be granted under the Tiziana Life Sciences plc Employee Share Option Plan with Non-Employee Sub-Plan and US Sub-Plan with California Supplement, as amended and/or restated from time to time (collectively, the “Prior Equity Plan”).

Subject to adjustment as provided in the Plan, the maximum number of shares that may be issued pursuant to Awards under the Plan is 15,000,000 shares (the “Cap”). The Cap will be increased by the number of shares corresponding (as determined by the Compensation Committee) to the securities underlying the portion of an award granted under the 2016 Plan that is cancelled, terminated or forfeited or lapses, in any case, on or after the effective date of the Plan. No more than 15,000,000 shares issued under the Plan may be issued pursuant to the exercise of incentive stock options.

Under the Plan, awards may be in the form of options, share appreciation rights, restricted stock, restricted stock units, performance stock, performance stock units, and other share-based awards. Each Award will be evidenced by an Award agreement containing the terms and conditions applicable to such Award.

UK Supplemental Plan

The UK Supplemental plan shall apply to any Award granted to a Participant who is resident in the United Kingdom for tax purposes at the time the Award is granted or on the occurrence of any taxable event in respect of the Award and to any Participant who is not resident in the United Kingdom at such time(s) but who is granted the Award in respect of duties performed in the United Kingdom (a “UK Participant”).

Additional Terms for UK Participants

Employer National Insurance Contributions Indemnity. In the case of any Award to a UK Participant in the form of Options, Restricted Stock, Restricted Stock Units, Performance Stock, Performance Stock Units or Other Share-Based Award, if required by the Board, it shall be a condition of such Award that the UK Participant irrevocably agrees that the Company and/or any applicable Subsidiary may recover from the UK Participant the whole or any part of any employer National Insurance Contributions, Apprenticeship Levy or other social security contributions for which the Company and/or any applicable Subsidiary is liable to account in respect of the Award, in each case to the extent permitted by applicable law, and/or that the UK Participant shall enter into such election (using a form approved by HM Revenue & Customs) as may be required for the whole or any part of such taxes to be transferred to the UK Participant.

Date of Termination. For the purposes of the Plan (and the corresponding provisions in any Award Agreement) the termination of employment of a UK Participant for Cause or as the result of the UK Participant’s resignation shall be deemed to occur on the earlier of (i) the date on which the UK Participant’s employment terminates, and (ii) the date on which the UK Participant gives or receives notice of the termination of employment.

Bankruptcy. Unless otherwise provided in an Award Agreement, the unvested portion of a Participant’s Award shall be immediately forfeited with no compensation or other payment due to the Participant upon the Participant (i) being declared bankrupt, (ii) making an application for an interim order or any proposal for a voluntary arrangement within Part VIII of the Insolvency Act 1988, or (iii) proposing any form of compromise with his creditors or any class of creditors.

Tax Election. In the case of an Award to a UK Participant in the form of Options, Restricted Stock, Restricted Stock Units, Performance Stock, Performance Stock Units or Other Share-Based Award, unless the Board determines otherwise, it shall be a condition of the Award that the UK Participant enters into a joint tax election with his or her employer pursuant to Section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 in respect of any Shares acquired pursuant to such Award, such election to be made no later than 14 days following the date on which such Shares are acquired.

Relationship to Employment Contract. The rights of a UK Participant under the terms of his or her office or employment with the Company or any Subsidiary shall not be affected by the Plan, this Supplement or any Award Agreement. The value of any benefit realised by a UK Participant in respect of an Award shall not be taken into account in determining any pension or similar entitlement.21

Limitation on Claims. A UK Participant shall have no right to compensation or damages on account of any loss in respect of an Award where the loss arises (or is claimed to arise), in whole or in part, from termination of office or employment with, or notice to terminate office or employment given by or to, the Company or any Subsidiary. This exclusion of liability shall apply however termination of office or employment, or the giving of notice, is caused, and however compensation or damages are claimed. A UK Participant shall have no right to compensation or damages from the Company or any Subsidiary on account of any loss in respect of an Award where the loss arises (or is claimed to arise), in whole or in part, from any Change in Control, any company ceasing to be a Subsidiary or the transfer or any business from the Company or any Subsidiary to any other person

C. Board Practices

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

In connection with the migration to Bermuda, Tiziana adopted a Code of Business Conduct and Ethics which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as insider trading and equal opportunity and non-discrimination standards. Tiziana’s Code of Business Conduct and Ethics applies to all directors, executive officers and employees of Tiziana. Tiziana publishes its Code of Business Conduct and Ethics on its website (www.tizianalifesciences.com).

●	We do not follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Bye-laws will provide alternative quorum requirements that are generally applicable to meetings of shareholders.

●	We do notfollow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion.

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

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and Nasdaq listing rules. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. For an overview of our corporate governance principles, see the following section titled “Description of Bye-laws and Memorandum of Association”

Description of Bye-laws and Memorandum of Association

The following description includes a summary of specified provisions of our memorandum of association and our Bye-laws. This description is qualified by reference to our memorandum of association and our Bye-laws which are incorporated by reference as exhibits to this annual report.

Preemptive Rights

Our Bye-laws do not provide shareholders with pro rata preemptive rights to subscribe for any newly issued common shares. Additionally, the Companies Act does not provide shareholders with a statutory preemptive right.

Repurchase of Shares

Our board of directors may exercise all of the powers to purchase for cancellation or acquire our shares as treasury shares in accordance with the Companies Act. On a reacquisition of shares, such shares may be cancelled (in which event, our issued but not our authorized capital will be diminished accordingly) or held as treasury shares. Such purchases may only be effected out of the capital paid up on the purchased shares or out of the funds otherwise available for dividend or distribution or out of the proceeds of a fresh issue of shares made for the purpose.

Alteration of Share Capital

We may, if authorized by a resolution of our shareholders, increase, divide, consolidate, subdivide, change the currency denomination of, diminish or otherwise alter or reduce the share capital in any manner permitted by the Companies Act.

Variation of Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, may be varied with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our Amended and Restated Bye-laws specify that the creation or issue of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of existing shares, vary the rights attached to existing shares. In addition, the creation or issue of preference shares ranking prior to common shares will not be deemed to vary the rights attached to common shares or, subject to the terms of any other series of preference shares, to vary the rights attached to any other series of preference shares.

Transfer of Shares

Our board of directors may in its absolute discretion and without assigning any reason refuse to register the transfer of a share which is not fully paid. Our board of directors may also refuse to recognize an instrument of transfer of a share unless it is accompanied by the relevant share certificate and such other evidence of the transferor’s right to make the transfer as our board of directors shall reasonably require. The board shall refuse to register a transfer unless all applicable consents, authorizations and permissions of any governmental body or agency in Bermuda have been obtained. Subject to these restrictions, a holder of common shares may transfer the title to all or any of its common shares by completing a form of transfer in the form set out in our Bye-laws (or as near thereto as circumstances admit) or in such other common form as the board may accept. The instrument of transfer must be signed by the transferor and transferee, although in the case of a fully paid share our board of directors may accept the instrument signed only by the transferor.

Notwithstanding anything to the contrary in the Amended and Restated Bye-laws, our shares may be transferred without a written instrument if transferred by an appointed agent and in any form or manner which is in accordance with the rules or regulations of an appointed stock exchange (which includes the Nasdaq Capital Market) on which the shares are listed or admitted to trading.

General Meetings

An annual general meeting will be held each year in accordance with the requirements of the Companies Act and our Bye-laws at such time and place as our board of directors appoints. Our board of directors or the chairman may also, whenever in its judgment it is necessary, convene general meetings other than annual general meetings which are called special general meetings. Bermuda law and the Bye-laws provide that a special general meeting must be called upon the request of shareholders holding not less than one-tenth of the paid-up capital of the Company carrying the right to vote at general meetings. Any annual general meeting and special general meeting must be called by, respectively, not less than twenty-one (21) days and five (5) days’ prior notice in writing. A notice of meeting must include the place, day and time of the meeting and, in the case of an annual general meeting, that the election of directors will take place thereat and any other business to be conducted at the meeting, and, in the case of a special general meeting, the general nature of the business to be considered at the meeting. This notice requirement is subject to the ability to hold such meetings on shorter notice if such notice is agreed: (i) in the case of an annual general meeting by all of the shareholders entitled to attend and vote at such meeting; or (ii) in the case of a special general meeting by a majority in number of the shareholders entitled to attend and vote at the meeting holding not less than 95% in nominal value of the shares entitled to vote at such meeting. A shareholder may appoint a proxy to attend and vote at the general meeting by providing notice in writing to us at our registered office or at such other place or in such manner as specified in the notice of the general meeting.

The chairman, if present, and if not, the chief executive officer, if present, and if not, the president, if present, and if not, any person appointed by our board of directors will act as chairman of the meeting. In their absence and if no one is appointed by our board of directors as chairman of such meeting, a chairman of the meeting will be appointed or elected by those present at the meeting and entitled to vote.

Board and Shareholder Ability to Call Special Meetings

Our Bye-laws provide that (a) the president or the chairman of the Company (if any) or any two Directors or any Director and the Secretary or the Board may convene a special general meeting whenever in their judgment such a meeting is necessaryand (b) the board of directors must convene a special general meeting at the request of shareholders holding not less than one-tenth of the paid-up share capital of the Company with the right to vote at general meetings.

Shareholder Meeting Quorum

Our Bye-laws provide that at any general meeting of shareholders, At any general meeting two or more persons present throughout the meeting and representing in person or by proxy in excess of 331/3% of the total voting rights of all issued and outstanding shares in the Company shall form a quorum for the transaction of business.

Voting Rights

Subject to any restrictions for the time being lawfully attached to any class of shares, every shareholder who is present in person or by proxy at a general meeting shall be entitled to one vote on a show of hands and be entitled to one vote for every share of which he is a holder on a vote taken by poll, and any question proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the Bye-laws, and in the case of an equality of votes, the resolution will fail.

Shareholder Action by Written Consent

The Bye-laws provide that no action required to be taken or which may be taken at any general meeting of Members may be taken without a meeting, and the power of Members to consent in writing, without a meeting, to the taking of any action is specifically denied.

Access to Books and Records and Dissemination of Information

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. A company is also required to file with the Registrar of Companies in Bermuda a list of its directors to be maintained on a register, which register will be available for public inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Removal of Directors

Our Amended and Restated Bye-laws provide that shareholders entitled to vote for the election of directors may, at any special general meeting convened and held in accordance with the Amended and Restated Bye-laws, remove a director only with cause, by the affirmative vote of shareholders holding at least a majority of the total voting rights of all shareholders having the right to vote at such meeting, provided that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention so to do and be served on such director not less than 14 days before the meeting and at such meeting the director will be entitled to be heard on the motion for such director’s removal.

Proceedings of Board of Directors

Our Bye-laws provide that our business is to be managed and conducted by our board of directors. Bermuda law permits individual and corporate directors and there is no requirement in the Bye-laws or Bermuda law that directors hold any of our shares. There is also no requirement in the Bye-laws or Bermuda law that our directors must retire at a certain age.

The remuneration of our directors is determined by the board of directors from time to time at a duly authorized meeting. Our directors may also be paid all travel, hotel and other expenses properly incurred by them in connection with our business or their duties as directors.

Provided a director discloses a direct or indirect interest in any contract or arrangement or proposed contract or arrangement with us as required by Bermuda law, such director is entitled to vote in respect of any such contract or arrangement in which he or she is interested and/or be counted in the quorum for the meeting at which such contract or arrangement is to be voted on.

Amalgamations, Mergers and Business Combinations

The amalgamation or merger of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation or merger agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s bye-laws provide otherwise, the approval of 75% of the shareholders voting at such meeting is required to approve the amalgamation or merger agreement, and the quorum for such meeting must be two persons holding or representing more than one-third of the issued shares of the company. The Amended and Restated Bye-laws provide that an amalgamation, consolidation or a merger (other than with a wholly owned subsidiary or as described below) that has been approved by the board must only be approved by a majority of the votes cast at a general meeting of the shareholders at which the quorum shall be two or more persons present in person and representing in person or by proxy in excess of 50% of all issued and outstanding common voting shares. Any other amalgamation or merger or other business combination (as defined in the Amended and Restated Bye-laws) not approved by our board must be approved by the holders of not less than 66 2/3% of all votes attaching to all shares then in issue entitling the holder to attend and vote on the resolution.

Dissenter’s Rights

Under Bermuda law, in the event of an amalgamation or merger of a Bermuda company with another company or corporation, including a public Bermuda company, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the shareholders meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares. These approval rights did not apply to the Business Combination because the Company was not a party to any amalgamation or merger contemplated by the Business Combination.

Limitations on Director Liability and Indemnification of Directors and Officers

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

The Bye-laws provide that the directors, resident representative, secretary and other officers acting in relation to any of the affairs of the Company or any subsidiary thereof and the liquidator or trustees (if any) acting in relation to any of the affairs of the Company or any subsidiary thereof and every one of them shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and no indemnified party shall be answerable to the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, provided that this indemnity shall not extend to any matter in respect of any fraud or dishonesty in relation to the Company which may attach to any of the indemnified parties. We may also enter into an indemnification agreement with any director or officer of the Company.

In addition, the Bye-laws provide that the Company may (i) purchase and maintain insurance for the benefit of any director or officer against any liability incurred by such person under the Companies Act in his or her capacity as a director or officer of the Company or indemnifying such director or officer in respect of any loss arising or liability attaching to him or her by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the director or officer may be guilty in relation to the Company or any of its subsidiaries and (ii) advance moneys to a director or officer for the costs, charges and expenses incurred by the director or officer in defending any civil or criminal proceedings against him or her, on condition that the director or officer shall repay the advance if any allegation of fraud or dishonesty in relation to the Company is proved against him or her.

Class Actions and Derivative Suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Amendment of Memorandum of Association and Bye-laws

Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders. Our Amended and Restated Bye-laws provide that no bye-law shall be rescinded, altered or amended, and no new bye-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders.

Under Bermuda law, the holders of an aggregate of not less than 20% in par value of the company’s issued share capital or any class thereof have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by shareholders voting in favor of the amendment.

Capitalization of Profits and Reserves

Pursuant to our Bye-laws, our board of directors may (i) capitalize any part of the amount of our share premium or other reserve accounts or any amount credited to our profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro-rata (except in connection with the conversion of shares) to the shareholders; or (ii) capitalize any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by paying up in full, partly paid or nil paid shares of those shareholders who would have been entitled to such sums if they were distributed by way of dividend or distribution.

Certain Provisions of Bermuda Law

Share Certificates

In accordance with Bermuda law, share certificates are only issued in the names of companies, partnerships or individuals. In the case of a shareholder acting in a special capacity (for example as a trustee), certificates may, at the request of the shareholder, record the capacity in which the shareholder is acting. Notwithstanding such recording of any special capacity, we are not bound to investigate or see to the execution of any such trust.

Membership

Under the Companies Act, only those persons who agree to become members of a Bermuda company and whose names are entered on the register of members of such company are deemed members. A Bermuda company is not bound to see to the execution of any trust, whether express, implied or constructive, to which any of its shares are subject and whether or not the company had notice of such trust. Accordingly, persons holding shares through a trustee, nominee or depository will not be recognized as members of a Bermuda company under Bermuda law and may only have the benefit of rights attaching to the shares or remedies conferred by law on members through or with the assistance of the trustee, nominee or depository.

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

In accordance with our Articles, at the first general meeting which is held after the date of adoption of the Bye-laws for the purpose of electing Directors, the Class I Directors shall be elected for a three year term of office, the Class II Directors shall be elected for a two year term of office and the Class III Directors shall be elected for a one year term of office. At each succeeding annual general meeting, successors to the class of Directors whose term expires at that annual general meeting shall be elected for a three-year term. If the number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible, and any Director of any class elected to fill a vacancy shall hold office for a term that shall coincide with the remaining term of the other Directors of that class, but in no case shall a decrease in the number of Directors shorten the term of any Director then in office. A Director shall hold office until the annual general meeting for the year in which his term expires.

The Class of the members of the Board of Directors is as follows:

Name	Class	Year Current Term Began	Year Current Term Expires
Gabriele Cerrone	I	2021	2024
Kunwar Shailubhai	II	2021	2023
John Brancaccio	II	2021	2023
Willy Simon	III	2021	2022

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

None of our non-employee directors have any service contracts with Tiziana Life Sciences Ltd or any of our subsidiaries that provide for benefits upon termination of employment.

D. Employees

As of December 31, 2021, we had 14 full time employees Eight of our employees were engaged in research and development and six employees were engaged in management, administration and finance. Five are located in England and nine are located in the United States. None of our employees are members of labor unions. None of our employees are covered by a collective bargaining agreement.

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

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions.”

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of April 29, 2022 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and

●	each member of our board of directors and each of our executive officers.

The number of ordinary shares beneficially owned by each entity, person, board member, or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of April 29, 2022 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

	Number of Ordinary Shares Beneficially Owned
Name and address of beneficial owner	Shares	%

5% or Greater Shareholders:
Gabriele Cerrone(1)	39,348,461	38.13

Executive Officers and Directors:
Gabriele Cerrone(1)	39,348,461	38.13
Willy Simon	8,250	*
Kunwar Shailubhai(2)	2,740,000	2.61
John Brancaccio	-	-
	-	-
All directors and executive officers as a group (4 persons)(3)	42,093,711	39.82

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Mr. Gabriele Cerrone is the ultimate beneficial owner of ordinary shares through Planwise Group Limited and Panetta Partners Limited.

Includes 915,388 stock options which are currently exercisable or exercisable within 60 days of May 2, 2022.

(2)	Consists of 2,740,000 stock options which are currently exercisable or exercisable within 60 days of May 2, 2022

(3)	Includes of 3,452,888 stock options which are currently exercisable or exercisable within 60 days of May 2, 2022

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

Employment Agreements

We have entered into employment agreements with our Chief Executive Officer, and director agreements with our remaining board members. For further details on these agreements, see Item 6 entitled “Directors, Senior Management and Employees.”

We have entered into certain related party transactions as disclosed in Note 8 and Note 23 to the Consolidated Financial Statements in Item 18 of this report.

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

ITEM 9: THE LISTING

A. Listing Details

The principal trading market for our ordinary shares is NASDAQ where our ordinary shares have been listed since October 21, 2021. Prior to this date Tiziana Life Sciences Ltd (formerly Tiziana Life Sciences plc) was listed on main market (LSE) of the London Stock Exchange, where our ordinary shares have been listed since January 21, 2021 and , prior to January 20, 2021, the AIM market of the London Stock Exchange since 2014. The following table sets forth, for the periods indicated, the reported high and low closing prices on the London Stock Exchange for our ordinary shares in pounds Sterling. See “Exchange Rate Information” on page 4 for the exchange rates applicable to the periods set forth below.

Our ordinary shares had been trading on LSE under the symbol “TILS” since January 21, 2021 until October 20, 2021 and on AIM under the symbol “TILS” since April 24, 2014 until January 20, 2021.

The following table presents, for the periods indicated, the reported high and low sale prices, including intra-day sales, of our ordinary shares of Tiziana Life Sciences Ltd (formerly Tiziana Life Sciences plc) on LSE and AIM in Pounds Sterling and U.S. dollars. For the convenience of the reader, we have translated Pounds Sterling amounts in the table below into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on April 22, 2022, which was £1.00 to $1.2848.

	Price Per Ordinary Share £		Price Per Ordinary Share $
	High	Low	High	Low
Year Ended December 31, 2021
First Quarter	1.95	0.90	2.51	1.16
Second Quarter	1.01	0.71	1.30	0.91
Third Quarter	0.76	0.51	0.98	0.66
Fourth Quarter (to October 20, 2022)	0.59	0.49	0.76	0.63

Year Ended December 31, 2020
First Quarter	1.73	0.24	2.22	0.30
Second Quarter	1.20	0.33	1.54	0.42
Third Quarter	3.00	0.99	3.85	1.27
Fourth Quarter	2.06	0.72	2.65	0.93

Year Ended December 31, 2019
First Quarter	0.64	0.43	0.82	0.55
Second Quarter	0.76	0.44	0.98	0.57
Third Quarter	0.70	0.48	0.90	0.62
Fourth Quarter	0.50	0.41	0.64	0.53

Year Ended December 31, 2018
First Quarter	1.49	0.82	1.91	1.05
Second Quarter	0.88	0.37	1.13	0.48
Third Quarter	1.45	0.37	1.86	0.48
Fourth Quarter	1.47	0.63	1.89	0.81

Year Ended December 31, 2017
First Quarter	2.10	1.66	2.70	2.13
Second Quarter	2.40	1.65	3.08	2.12
Third Quarter	1.75	1.42	2.25	1.82
Fourth Quarter	1.80	1.39	2.31	1.79

On October 20, 2021, the last reported sale price of our ordinary shares on LSE was £0.59 per ordinary share ($0.76 per ordinary share based on the exchange rate set forth above).

Our American Depositary Shares, or ADSs, issued under Tiziana Life Sciences Ltd (formerly Tiziana Life Sciences plc) have been trading on the Nasdaq Global Market under the symbol “TLSA” since November 20, 2018. These were swapped for common shares in Tiziana Life Sciences Ltd on October 21, 2021. The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our common shares on the Nasdaq Global Market in U.S. dollars. The common share prices have been adjusted to reflect the 2:1 stock split that took place in October 2019.

	Price Per Common Share $
	High	Low

Monthly:
November 2018	2.118	1.57
December 2018	1.7699	1.34
January 2019	1.42	1.1121
February 2019	1.35	1.14
March 2019	1.218	1.0
April 2019	1.9069	1.1
May 2019	1.7734	1.2835
June 2019	1.848	1.44
July 2019	1.6226	1.3
August 2019	1.47	1.2382
September 2019	1.544	1.0713
October 2019	1.436	0.69
November 2019	1.408	1.08
December 2019	1.252	0.944
January 2020	3.27	0.9514
February 2020	0.956	0.8572
March 2020	2.104	0.684
April 2020	1.36	0.72
May 2020	2.644	1.128
June 2020	2.74	2.152
July 2020	6.99	2.604
August 2020	5.62	3.53
September 2020	3.93	3.01
October 2020	4.96	3.32
November 2020	4.05	2.48
December 2020	2.59	1.86
January 2021	4.73	2.45
February 2021	4.54	2.98
March 2021	3.24	2.65
April 2021	3.29	2.31
May 2021	2.63	2.10
June 2021	2.61	2.21
July 2021	2.35	1.82
August 2021	2.10	1.52
September 2021	2.08	1.45
October 2021	1.66	1.40
November 2021	1.63	1.25
December 2021	1.25	0.89

On April 29, 2022, the last reported sale price of our common share on the Nasdaq Global Market was $1.02.

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are listed on the Nasdaq Global Market under the symbol “TLSA.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum of Association and Bye-laws

We incorporate by reference into this Annual Report the description of our memorandum of association and Bye-laws contained in Form 8-K filed with the SEC on October 21, 2021.

C. Material Contracts

Except as otherwise disclosed in this Annual Report (including the exhibits hereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D. Exchange Controls

The permission of the Bermuda Monetary Authority is required, under the provisions of the Exchange Control Act 1972 of Bermuda and related regulations, for all issuances and transfers of shares (which includes our common shares) of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than in cases where the Bermuda Monetary Authority has granted a general permission. The Bermuda Monetary Authority, in its notice to the public dated June 1, 2005, has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “Equity Securities” of the company (which include our common shares) are listed on an “Appointed Stock Exchange” (which include Nasdaq). In granting the general permission the Bermuda Monetary Authority accepts no responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this annual report.

Although the Company is incorporated in Bermuda, as an exempted company it is classified as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on the Company’s ability to transfer funds into and out of Bermuda or to pay dividends in currency other than Bermuda Dollars to non-residents of Bermuda who are holders of our common shares

E. Taxation

Material U.S. Federal Income Tax Considerations for U.S. Holders

U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Common shares by U.S. Holders. This discussion applies to U.S. Holders that purchase our Common shares pursuant to this offering and hold such Common shares as capital assets for tax purposes. This discussion is based on the Internal Revenue Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, and the income tax treaty between the United Kingdom and the United States, or the Treaty, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our Common shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons who are subject to the tax accounting rules of Section 451(b) of the Internal Revenue Code, persons that own directly, indirectly or through attribution 10% or more (by vote or value) of our equity, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Common shares that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Common shares, the U.S. federal income tax consequences relating to an investment in such Common shares will depend upon the status and activities of such entity and the particular partner. Any such entity and a partner in any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it (and, as applicable, its partners) of the purchase, ownership and disposition of our Common shares.

We have not sought, nor will we seek, a ruling from the IRS with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the Common shares or that any such position would not be sustained. Persons considering an investment in our Common shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our Common shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

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

If we are a PFIC in any taxable year during which a U.S. Holder owns our Common shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Common shares, and (2) any gain recognized on a sale, exchange or other disposition, including, under certain circumstances, a pledge, of our Common shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Common shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Common shares, we must generally continue to be treated as a PFIC by that U.S. Holder for all succeeding years during which the U.S. Holder holds such Common shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Common shares. If the election is made, the U.S. Holder will be deemed to sell our Common shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Common shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, a non-United States subsidiary that has not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Common shares if a valid “mark-to-market” election is made by the U.S. Holder for our Common shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our Common shares held at the end of such taxable year over the adjusted tax basis of such Common shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Common shares would be adjusted annually to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our Common shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the Common shares would be classified as a capital gain or loss.

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

Our Common shares will be marketable stock as long as they remain listed on Nasdaq and are regularly traded. A mark-to-market election will not apply to the Common shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for our Common shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid QEF election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our Common shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of Common shares of a PFIC.

Distributions

Subject to the discussion above under “— Passive Foreign Investment Company Rules,” a U.S. Holder that receives a distribution with respect to our Common shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received by the U.S. Holder to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. The amount of a dividend will include any amounts withheld by the company in respect of United Kingdom taxes.

Distributions on our Common shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, any United Kingdom income taxes withheld from dividends on Common shares at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any United Kingdom income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The amount of any dividend income paid in a currency other than the U.S. dollar will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend amount. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Distributions paid on our Common shares will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations under the Internal Revenue Code. Dividends paid by a “qualified foreign corporation’’ to non-corporate U.S. Holders are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “— Passive Foreign Investment Company Rules’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on Common shares that are readily tradable on an established securities market in the United States.

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

Sale, Exchange or Other Taxable Disposition of Our Common shares

Subject to the discussion above under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our Common shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Common shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Common shares. If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in our Common shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Common shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). In addition, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Common sharess may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties and other adverse circumstances may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our Common shares generally have to be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

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

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES. IN ADDITION, SIGNIFICANT CHANGES IN U.S. FEDERAL INCOME TAX LAWS WERE RECENTLY ENACTED. PROSPECTIVE INVESTORS SHOULD ALSO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

Bermuda Tax Considerations

Under present Bermuda law, no Bermuda withholding tax on dividends or other distributions, or any Bermuda tax computed on profits or income or on any capital asset, gain or appreciation will be payable by us or applicable to our operations, and there is no Bermuda tax in the nature of estate duty or inheritance tax applicable to our shares, debentures or other obligations held by non-residents of Bermuda.

Tax Assurance

We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31,2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda.

Taxation of Shareholders

Shareholders should seek advice from their tax advisor to determine the taxation to which they may be subject based on the shareholder’s circumstances.

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

Members of the general public have a right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include the company’s memorandum of association, including its objects and powers, and certain alterations to the memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented to the annual general meeting. The register of members of a company is also open to inspection by shareholders and by members of the general public without charge. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). A company is required to maintain its share register in Bermuda but may, subject to the provisions of the Companies Act, establish a branch register outside of Bermuda. A company is required to keep at its registered office a register of directors and officers that is open for inspection for not less than two hours in any business day by members of the public without charge. A company is also required to file with the Registrar of Companies in Bermuda a list of its directors to be maintained on a register, which register will be available for public inspection subject to such conditions as the Registrar may impose and on payment of such fee as may be prescribed. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

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

Foreign Currency Exchange Risk

We maintain our consolidated financial statements in the functional currency US Dollar. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods.

The currencies of our subsidiaries are generally their functional currencies, In translating the financial statements of those subsidiaries or branches whose functional currency is other than the U.S. dollar, assets and liabilities are converted into U.S. dollars using the rates of exchange in effect at the balance sheet dates, and revenues and expenses are converted using the average foreign exchange rates for the period. Translation adjustments are not included in determining net income (loss) but are included in foreign exchange adjustment to accumulate other comprehensive loss, a component of shareholders’ equity.

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

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AN DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Finance Director, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2020. Based on that evaluation, the Company’s Chief Executive Officer and the Company’s Finance Director have concluded that as of December 31, 2020, due to the existence of the material weaknesses in the Company’s internal control over financial reporting described below, the Company’s disclosure controls and procedures were not effective.

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

Under the supervision and with the participation of management, the Company’s Chief Executive Officer and the Company’s Finance Director, the Company conducted an evaluation of the effectiveness of its internal control over financial over financial reporting based on the framework described in Internal Control-Integrated Framework issued by the Commission of Sponsoring Organizations of the Treadway Commission, as revised in 2013. Based on that evaluation, management has concluded that the Company did not maintain effective internal control over financial reporting as of the period ended December 31, 2021 due to the existence of the material weaknesses in internal control over financial reporting described below.

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

Management has determined that the Company did not maintain effective internal control over financial reporting as of the period ended December 31, 2021 due to the existence of the following material weaknesses identified by management. The material weaknesses identified below did not result in a material misstatement of our consolidated financial statements, and management believes that our consolidated financial statements present fairly the consolidated financial position, results of operations and cash flows for the periods covered. However, management recognizes that the failure of the internal control over financial reporting to operate effectively as described below could have resulted in a material misstatement which may not have been detected by our controls:

Lack of Accounting Resources

Due to the limited financial resources available for expenditure other than research and development, the Company had a lack of accounting resources resulting in over reliance on key staff, professional opinions, a weakness in monitoring controls and other oversight procedures, which resulted in corrected misstatements.

Control Environment

The Company did not maintain an effective control environment. The control environment, which is the responsibility of senior management, sets the tone of the organization, influences the control consciousness of its people, and is the foundation for all other components of internal control over financial reporting. Our control environment was ineffective because:

●	We did not timely develop and communicate an employee handbook for employees to consult in the event an issue arises

Remediation efforts

Management intends to remediate this item in the following manner:

i.	Additional funds have been made available to enable the Company to address its lack of accounting resources.

ii	Periodic assessments will be performed to evaluate the sufficiency of the Company’s accounting resources and needs for recruiting additional personnel, in addition to providing our accounting personnel with regular training over applicable IFRS accounting standards, complex accounting and financial reporting subject matter, and SEC reporting.

iii.	Develop and maintain an Employee Handbook, for employees to reference.

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

	Year Ending December 31,
	2021	2020
	(in thousands)
Audit fees	203	85
Other assurance services	13	77

Total	216	162

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

ITEM 16F: CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

None.

ITEM 16G: CORPORATE GOVERNANCE

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. The home country practices followed by our company in lieu of Nasdaq rules are described below:

●	We do not follow Nasdaq’s quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Bermuda law. In accordance with generally accepted business practice, our Bye-laws provide alternative quorum requirements that are generally applicable to meetings of shareholders.

●	We do not follow Nasdaq’s requirements that non-management directors meet on a regular basis without management present. Our board of directors may choose to meet in executive session at their discretion.

●	We do not follow Nasdaq’s requirements to seek shareholder approval for the implementation of certain equity compensation plans, the issuances of ordinary shares under such plans, or in connection with certain private placements of equity securities. In accordance with Bermuda law, we are not required to seek shareholder approval to allot ordinary shares in connection with applicable employee equity compensation plans. We will follow Bermuda. law with respect to any requirement to obtain shareholder approval prior to any private placements of equity securities.

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

ITEM 16H: MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17: FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18: FINANCIAL STATEMENTS

See the Financial Statements beginning on page F-1.

ITEM 19: EXHIBITS

Exhibit No.	Description

3.2	Memorandum of Association of Tiziana Life Sciences Ltd, adopted as of October 20, 2021 (incorporated by reference to Exhibit 3.1 to Form 8-K12B filed on October 21, 2021).
3.3	Amended and restated bye-laws of Tiziana Life Sciences Ltd, adopted as of October 20, 2021 (incorporated by reference to Exhibit 3.2 to Form 8-K12B filed on October 21, 2021).
4.1	License Agreement relating to Milciclib between Nerviana Medical Services S.r.l. and Tiziana Life Sciences PLC, dated January 2015 (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.2	License and Sublicence Agreement relating to CD3 (NI-0401) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2014. incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.3	License and Sublicence Agreement relating to IL-6r (NI-1201) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2016. (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.4	License Agreement relating to a novel formulation of Foralumab in a medical device for nasal administration between The Brigham and Women’s Hospital, Inc. and Tiziana Life Sciences plc, dated April 2018. (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.5	Annual Lease for 55 Park Lane, Suite 14a, London W1K 1NA, United Kingdom, dated June 29, 2018 (incorporated by reference to Exhibit 4.5 to Form 20-F filed on June 17, 2020).
4.7	Annual Lease for 3084 Old Easton Road, Doylestown, Pennsylvania, United States, as amended, dated October 1, 2018. (Incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.8	Tiziana Life Sciences plc Employee Share Option Plan, with Non-Employee Sub-Plan and US Sub-Plan, adopted by the Board on 23 March 2016 and approved by shareholders on June 30, 2016. (Incorporated by reference to Exhibit 4.7 to Form 20-F filed on April 4, 2019).
4.9	Amended and Restated Service Agreement dated July 11, 2019, between the Registrant and Dr. Kunwar Shailubhai (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to Form F-1 filed on July 11, 2019)
4.10	Form of Deed of Indemnity for board members. (Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.12	Tiziana Life Sciences Ltd 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Form 8-K12B filed on October 21, 2021).
8.1*	List of Subsidiaries.
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Mazars LLP.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed Herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Tiziana Life Sciences LTD

By:	/s/ Kunwar Shailubhai
Kunwar Shailubhai
Chief Executive Officer

Date: May 20, 2022

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TIZIANA LIFE SCIENCES LTD

Financial Statements and Notes to Financial Statements to be provided under separate cover

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Balance Sheets of Tiziana Life Sciences Ltd and its subsidiaries (the Group) as of December 31, 2021 and 2020, together with the related Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Shareholders’ Equity, and Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

London, England

May 20, 2022

TIZIANA LIFE SCIENCES LTD

Consolidated Balance Sheets

(In thousands)

	Year ended December 31,
	2021	2020
	$	$
ASSETS
Current assets:
Cash and cash equivalents	42,186	65,824
Prepayments and other receivables	1,301	785
Finance lease receivable	-	152
Taxation receivable	4,736	3,047
Related party receivables	456	368
Total current assets	48,679	70,176

Property and Equipment, net	17	3
Right of use asset	-	357
Intangible asset	130	120
Total non-current assets	147	480

Total assets	48,826	70,656

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Current liabilities:
Accounts payable and accrued expenses	6,181	5,590
Lease Liability	-	265
Financial liability	-	324
Related party payable	1,355	1,716
Other liabilities	10	85
Total current liabilities	7,546	7,980

Lease Liability (Non-Current)	-	290
Total liabilities	7,546	8,270

Shareholders’ Equity:
Called up share capital (102,272,614 shares are issued and outstanding; 2020: 97,306,144)	102	97
Share premium	15,596	-
Share based payment reserve - Options	13,797	8,624
Share based payment reserve - warrants	697	697
Merger relief reserve	118,697	118,697
Shares to be issued reserve	-	13,503
Translation reserve	454	5,414
Retained earnings	(108,063)	(84,646)
Total shareholders’ equity	41,280	62,386
Total liabilities and shareholders’ equity	48,826	70,656

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES LTD

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except loss per share)

	Year ended December 31,
	2021	2020	2019
	$	$	$
Revenue
Other revenue	-	-	-
Gross Profit	-	-	-

Research and Development	(13,208)	(5,993)	(3,714)
Operating Expenses	(13,311)	(11,203)	(6,207)
Realization bonus	(855)	(13,214)	-
Impairment of other non-current asset	-	(279)	-
Gain from disposal of intellectual property	-	2,663	-
Total operating expenses	(27,374)	(28,026)	(9,921)

Loss from operations	(27,374)	(28,026)	(9,921)

Other income/(expense):
Finance Income/(expense)	(176)	(312)	(91)
Other income	893	-	-
Total other income/(expense)	717	(312)	(91)

Loss from operations before income taxes	(26,657)	(28,338)	(10,012)

Income tax credit	3,240	2,207	689

Loss for the year	(23,417)	(26,131)	(9,323)

Other Comprehensive loss:
Currency translation	(4,478)	3,474	(27)
Comprehensive loss	(27,895)	(22,657)	(9,350)

Basic and diluted loss per share attributable to common shareholders	$(0.24)	$(0.16)	$(0.07)

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES LTD

Consolidated Statements of Shareholders’ Equity

($ In thousands)

	Share Capital	Share Premium	Share Based Payment Reserve (Options)	Share Based Payment Reserve (warrants)	Convertible Loan Note Reserve	Merger Reserve	Retained Earnings	Shares to be issued Reserve	Translation Reserve	Total Equity
	$	$	$	$	$	$	$	$	$	$
Balance at 1 January 2019	97	-	3,854	1,874	-	118,697	(50,721)	-	1,967	75,768
Convertible loan note issued	-	-	-	-	1,850	-	-	-	-	1,850
Convertible loan note interest	-	-	-	-	52	-	-	-	-	52
Share based payment (options)	-	-	1,309	-	-	-	-	-	-	1,309
Share based payment (warrants)	-	-	-	545	(545)	-	-	-	-	-
Total transactions with owners	-	-	1,309	545	1,357	-	-	-	-	3,211
Comprehensive income
Loss for the period	-	-	-	-	-	-	(9,323)	-	-	(9,323)
Translation	-	-	-	-	-	-		-	(27)	(27)

Total comprehensive income	-	-	-	-	-	-	(9,323)	-	(27)	(9,350)
Balance at 31 December 2019	97	-	5,163	2,419	1,357	118,697	(60,044)	-	1,940	69,629
Issue of share capital (Loan conversion)	-	-	-	-	(2,304)	-	-	--	-	(2,304)
Convertible loan note issued	-	-	-	-	163	-	-	--	-	163
Convertible loan note interest	-	-	-	-	272	-	-	--	-	272
Share based payments charge (warrants)	-	-	-	324	(298)	-	-	--	-	26
Share based payment (options)	-	-	5,105	-	-	-	-	--	-	5,105
Options forfeited in the year	-	-	(35)	-	-	-	-	-	-	(35)
Exercise of options	-	-	(1,609)	-	-	-	1,529	-	-	(80)
Exercise of warrants	-	-		(2,046)	810	-	-	-	-	(1,236)
Shares to be issued in lieu of cash realization bonus	-	-	-	-	-	-	-	13,503	-	13,503
Total transactions with owners	-	-	3,461	(1,722)	(1,357)	-	1,529	13,503	-	15,414
Comprehensive income
Loss for the period	-	-	-	-	-	-	(26,131)	-	-	(26,131)
Translation									3,474	3,474
Total comprehensive income							(26,131)		3,474	(22,657)
Balance at 31 December 2020	97	-	8,624	697	-	118,697	(84,646)	13,503	5,414	62,386
Issue of share capital	2	759	-	-	-	-	-	-	-	761
Share based payment charge (options)	-	-	5,173	-	-	-	-	-	-	5,173
Shares issued in lieu of cash realization bonus	3	14,837	-	-	-	-	-	(13,503)	(482)	855
Total transactions with owners	5	15,596	5,173	-	-	-	-	(13,503)	(482)	6,789
Comprehensive income
Loss for the period	-	-	-	-	-	-	(23,417)	-	-	(23,417)
Translation	-	-	-	-	-	-	-	-	(4,478)	(4,478)
Total comprehensive income							(23,417)		(4,478)	(27,895)
Balance at 31 December 2021	102	15,596	13,797	697	-	118,697	(108,063)	-	454	41,280

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES LTD

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from operations before income taxes	$(26,657)	$(28,338)	$(10,012)
Adjustments to reconcile net loss to net cash used in operating activities:
Convertible loan interest accrued	163	272	50
Shares issued in lieu of fees	-	466	105
Share based payment – options	5,173	5,070	1,266
Share based payment – warrants	-	26	-
Bonus to be settled in equity	855	13,503	-
Depreciation	8	5	5
(Gain)/ loss on foreign exchange	(1,899)	237	165
Lease adjustment	-	-	-
Depreciation of right-of-use asset	133	86	248
(Gain)/loss on disposal of right of use asset	(28)	-	71
Proceeds from finance lease reclassified as an investing activity	(152)
Cash inflow from taxation	1,415	-	1,021
Impairment of SharDNA SPA	-	296	-
Gain from disposal of intellectual property	-	(2,663)	-
Net (increase) in related party receivables	(88)	(31)	(287)
Net (decrease)/increase in related party payables	(685)	1,145	436
Net (increase)/decrease in operating assets/other receivables	516	(437)	159
Net (decrease) in operating liabilities /other liabilities	(516)	(972)	(23)
Net cash used in operating activities	(21,762)	(11,335)	(6,796)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of PPE	(22)	(3)	(4)
Purchase of Act D	-	(120)	-
Proceeds from finance lease	152	-	-
Net cash used in investing activities	130	(123)	(4)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	-	71,157	-
Proceeds from issuance of convertible loan notes	-	163	1,880
Proceeds from issuance of warrants	129	3,364	-
Proceeds from issuance of options	-	939
Repayment of leasing liabilities	(152)	(277)	(200)

Net cash provided by financing activities	(23)	75,346	1,680

Net (decrease)/increase in cash and cash equivalents	(21,655)	63,888	(5,120)

Cash and cash equivalent, beginning of period	65,824	200	5,304
Exchange difference	(1,983)	1,736	16
Cash and cash equivalent, end of period	42,186	65,824	200

TIZIANA LIFE SCIENCES LTD

Notes to Consolidated Financial Statements

1. GENERAL INFORMATION

Tiziana Life Sciences Ltd is a public limited company incorporated in Bermuda and at the year end was quoted on the NASDAQ Capital Market (NASDAQ: TLSA). The previous parent, Tiziana Life Sciences plc, delisted from the main market of the London Stock Exchange (LSE: TILS) on October 21, 2021. The address of its registered office is given on page 1. The principal activities of the Company and its subsidiaries (the Group) are that of a clinical stage biotechnology company focused on targeted drugs to treat diseases in oncology and immunology.

These financial statements are presented in thousands of dollars ($’000) which is the presentational currency of the company. The functional currency for the Company is also US dollars ($) indicative of the primary economic environment in which the Company operates.

2. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been applied consistently to all the years presented unless otherwise stated.

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and IFRIC interpretations as applicable to companies reporting under IFRS. These accounts have been prepared under the historical cost convention except for the following items:

 - Financial instruments – fair value through profit or loss

 -Financial instruments – fair value through other comprehensive income

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

The Directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation.  Based on those projections, the directors conclude that the company will be able to meet its liabilities as they fall due until at least June 2023, with a cash surplus of approximately $15m projected at this date. Accordingly, the Directors believe it appropriate that the financial statements have been prepared on a going concern basis.

New and Revised Standards

Standards in effect in 2021

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2021, that are relevant to the Group and that have had any impact in the year to December 31, 2021. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, and hence are not listed here

Basis of consolidation

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

Business combination

The Group has undertaken a group reorganisation exercise during the year to December 31, 2021. As part of this process, Tiziana Life Sciences Ltd (a Bermudan entity) was inserted above Tiziana Life Sciences Limited (formerly Tiziana Life Sciences Plc) in the Group’s structure. As both entities were under common control of Planwise Ltd, the transaction does not constitute a business combination under IFRS 3 ‘Business combinations’ and instead has been accounted for as a group reorganization, using the pooling of interest method. This results in assets and liabilities being measured at their carrying amount in Tiziana Life Sciences Limited (formerly Tiziana Life Sciences Plc) but share capital being that of Tiziana Life Sciences Ltd (a Bermudan entity). Merger accounting has been used to account for this transaction (See note 15 for details).

On 21 October 2021, Tiziana Life Sciences Ltd. (the ‘Company’) acquired the entire shareholding of the former Tiziana Life Sciences Plc and its related subsidiaries, by a way of a share for share exchange with Tiziana Life Sciences Ltd becoming the Group’s immediate parent company.

On 21 October 2021, the Company was admitted for listing on the NASDAQ Capital Market Exchange and the former Tiziana Life Sciences Plc was delisted from the London Stock Exchange.

This Annual Report 20-F is the first set of annual financial statements presented for the newly formed Group and the prior period comparison is that of the former Tiziana Life Sciences Plc. The underlying structure of the Group is unchanged and as such the Consolidated Income Statement, Consolidated Statement of Financial Position, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows have been presented on a consistent basis as if the group reorganisation had taken place at the start of the earliest period presented (see note 15).

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board. The Board considers there to be only one operating segment being the research and development of biotechnological and pharmaceutical products.

Taxation

The tax expense for the year represents the total of current taxation and deferred taxation. The charge in respect of current taxation is based on the estimated taxable profit for the year. Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

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

Research and Development tax credits are provided for in the year that the costs are incurred. These are estimated based on eligible research and development expenditure. Any differences that are rebated are recognized in the following year, when the cash is received from the UK tax authorities.

Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is the Group’s presentational currency.

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

Warrants issued in return for services.

These warrants fall within scope of IFRS 2. The Company recognises that the fair value at the date of grant of these warrants should be expensed to the Statement of Income and recognised over the life of the service for which the warrant was provided. These warrants have been valued by reference to the equity instruments granted as they are all tied to Convertible loan notes. The measurement date is therefore the date that the Convertible loan note was entered into.

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

The Group has leases for its offices. Each lease is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have any leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment (see Note 12).

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease. The expected costs of returning to original condition is considered negligible.

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

Short term leases exempt from IFRS 16 are classified as operating leases. Payments made under operating leases are recognised in profit and loss on a straight-line basis over the term of the lease.

The Group as a lessor

As a lessor the Group classifies its leases as either operating or finance leases. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset and classified as an operating lease if it does not.

During the course of 2021, the Group continued to sublet one of its office spaces until October 2021. This has been recognised as a finance lease receivable for the value of the sublease.

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

In accordance with IFRS 2, a charge is made to the statement of comprehensive income for all share-based payments including share options based upon the fair value of the instrument used. A corresponding credit is made to an –equity reserve, in the case of options/warrants awarded to employees, directors, advisers and other consultants.

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

Upon exercise of share options/warrants, the proceeds received are allocated to share capital with any excess being recorded as share premium. A corresponding debit is made to the share based payment reserve.

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

Convertible loan notes

The Group issues Convertible loan notes which can be classified as equity or a liability depending on whether the fixed for fixed condition is met or not.

Where the fixed for fixed condition is met

The Group classifies convertible loan notes that meet the fixed for fixed condition as equity instruments and records the principal of the loan note as a equity in a Convertible loan note reserve. The accrued interest on the principal amount is also recorded in the Convertible loan note reserve. Upon redemption of the instrument and the issue of share capital, the amount is reclassified from the convertible loan note reserve to share capital and share premium.

Where the fixed for fixed condition is not met

The Group classifies convertible loan notes that do not meet the fixed for fixed condition as liability instruments and records the principal of the loan note as a debt liability in the liabilities section of the statement of financial position. The accrued interest on the principal amount is recorded in the income statement and as an increase in the debt liability. Upon redemption of the instrument and the issue of share capital, the amount is reclassified from the debt liability to share capital and share premium.

Sub License Income

In September 2021 the Company signed a collaboration agreement signed with Precision Biosciences, Inc. under which $750k was recognized as an upfront payment in accordance with the contract for the on grant of an exclusive license to use foralumab as a lymphodepletion agent in conjunction with Precision Biosciences, Inc’s allogeneic CAR T therapeutics for the treatment of cancers.

Other Intangible Assets

Other intangible assets that are acquired by the Group are stated at cost less accumulated impairment losses.

At each balance sheet date non-financial assets are assessed to determine whether there is an indication that the asset or the asset’s cash generating unit may be impaired. If there is such an indication the recoverable amount of the asset or asset’s cash generating unit is compared to the carrying amount.

3. CRITICAL ACCOUNTING JUDGEMENT

The preparation of financial information in accordance with generally accepted accounting practice, in the case of the Group being International Financial Reporting Standards as issued by the IASB, requires the directors to make estimates and judgements that affect the reported amount of assets, liabilities, income and expenditure and the disclosures made in the financial statements. Such estimates and judgements must be continually evaluated based on historical experience and other factors, including expectations of future events.

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

The Company makes estimates as to the useful life of an option award, the expected price volatility of the underlying share, risk free interest rate for the term of the award and correlations and volatilities of the shares of peer group companies. The Company also makes estimates as to the vesting period for awards that have performance based criteria.

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

4 OTHER INCOME

The Group’s other income is made up of the following:

	Year Ended December 31,
	2021 $’000	2020 $’000	2019 $’000
Sublicense income	750	-	-
Other	143	-	-

Sublicense income has been classified as other income as the counterparty is not considered a customer but an entity we are collaborating with.

5. OPERATING LOSS

The Group’s operating losses are stated after charging the following:

	Year Ended December 31,
	2021 $’000	2020 $’000	2019 $’000
License fee	(1,047)	706	553
Realization bonus	855	13,503	-
Foreign exchange gain related to the realization bonus	-	(289)	-
Depreciation of Property, Plant and Equipment	8	5	5
Depreciation (Right-of-use asset)	133	86	245
Foreign exchange (gain)/losses	(1,899)	239	165

License fees relating to 2019 and 2020 were waived in the current year as a result of negotiations by the Group.

A realization bonus of $13.5 million became payable during the year ended December 31, 2020 to the chairman of the board. This became payable upon the Company raising funds in excess of $28m (£20m), which it successfully raised in August 2020. As the bonus was not settled until November 2021, interest of $0.9m was accrued on the amount due in the year to December 31, 2021.

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

An analysis of the Group’s other income by location is shown below:

	UK $’000	USA $’000	Total $’000
Sublicense income	750	-	750

7. EMPLOYEES

	Year ended December 31,
	2021 $’000	2020 $’000	2019 $’000
Group
Staff costs comprised:
Directors’ salaries (including bonus)	2,526	14,666	1,145
Employees’ wages, salaries and bonus	1,856	1,058	696
Social security costs	176	194	609
Recruitment fees	242	17	-
Share based payment charge	5,173	5,105	1,266
	9,973	21,040	3,716
The average monthly number of employees, including directors, employed by the group during the year was:
Research and Development	8	3	5
Corporate and administration	5	8	4
	13	11	9

8. REMUNERATION OF KEY MANAGEMENT PERSONNEL

$’000	Year ended December 31,
	2021				2020				2019
Director	Directors’ fee	Bonus	Salary	Share based payments	Directors’ fee	Bonus	Salary	Share based payments	Directors’ fee	Salary	Share based payments	Bonus
G. Cerrone (1)	330	855	-	624	170	13,588	-	155	102	-	296	182
R. Dalla Favera	-	-	-	-	-	-	-	-	3	-	-	-
Willy Simon	59			93	49	-	-	31	48	-	-	-
Gregor MacRae	-	-	-	-	27	-	-	-	-	-	-	-
J Brancaccio	59	--	-	93	22	-	-	31	-	-	-	-
K. Shailubhai	-	210	600	492	-	210	600	2,069	-	600	695	210
T Adams	-	-	413	2,197	-	-	-	-	-	-	-
	448	1,065	1,013	3,499	268	13,798	600	2,286	153	600	991	392

(1)	Gabriele Cerrone’s 2021 bonus is the interest charged on his 2020 bonus due to delayed issuance of shares ; his 2020 bonus includes a $13.2m realization bonus; his 2019 bonus covers the period June 9, 2016 to December 31, 2019

All bonuses are short term. No post-employment or termination payments were made.

The following share options were granted to directors in the following periods:

	Year ended December 31,
	2021	2020	2019
	Number of options	Number of options	Number of options

G. Cerrone	-	1,800,000	-
K. Shailubhai	-	-	-
L. Zanbeletti	-	-	-
W.Simon	-	250,000	-
J. Brancaccio	-	250,000	-
T Adams	3,500,000	-	-
	3,500,000	2,300,000	-

The key management personnel of the Group are considered to be represented by the directors and officers of the Company.

No director has yet benefitted from any increase in the value of share capital since issuance of the options.

No share options were exercised by directors in the year. 2,319,225 share options were exercised by directors in the year to 31 December 2020 for an intrinsic gain of $4.1m.

The Company made $24k (2020: $10k, 2019: $16k) of payments to a defined contribution pension schemes on behalf of directors or employees.

9. FINANCE COSTS

	Year ended December 31,
	2021 $’000	2020 $’000	2019 $’000
Group
Finance Income
Finance income received on net investment in lease	-	8	1
Total finance income	-	8	1

Finance Expense
Finance charge accrued on convertible loan notes	163	303	61
Interest expense on lease liabilities	13	17	31
Total finance expenses	176	320	92
Net finance expense recognized in Statement of Comprehensive Income	176	312	92

10. TAXATION

	Year Ended December 31,
	2021 $’000	2020 $’000	2019 $’000
Group
Current year tax (credit)	(3,255)	(1,546)	(661)
Adjustments due to prior periods	(15)	(661)	(28)
Total tax (credit) for the period	(3,240)	(2,207)	(689)

The tax charge for the year is different from the standard rate of corporation tax in the United Kingdom of 19%. The difference can be reconciled as follows:
Loss before taxation	(26,657)	(28,337)	(10,013)
Loss charged at standard rate of corporation tax 19%	(5,065)	(5,384)	(1,903)
Movement in unrecognized deferred tax	1,722	1,316	(241)
Expenses not deductible for taxation	1,550	4,986	1,727
Adjustments due to prior periods	(15)	(661)	(28)
Research and development claim	(1,401)	(665)	(285)
Income not taxable for tax purposes	(61)	(1,741)
Consolidation adjustment in relation to foreign exchange movements	-	(58)	(41)
	(3,313)	(2,207)	(689)

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

The amount of tax losses for which no deferred tax assets has been recognized for the year ended December 31, 2021 is $11,591k (2020 is $6,182k; 2019; $3,517k).

11. LOSS PER SHARE

Basic loss per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2021	2020	2019

(Loss) attributable to equity holders of the company ($000)	(23,417)	(26,131)	(9,323)
Weighted average number of ordinary shares in issue	97,932,055	97,306,144	97,306,144
Basic loss per share (cents per share)	(23.9)	(26.85)	(9.58)

As the Group is reporting a loss from continuing operations for the year then, in accordance with IAS 33, share options, warrants and convertible loan notes are not considered dilutive because the exercise of the share options would have an anti-dilutive effect. The basic and diluted earnings per share as presented on the face of the income statement are therefore identical. All earnings per share figures presented above arise from continuing and total operations and therefore no earnings per share for discontinued operations are presented.

12. PROPERTY, IT AND EQUIPMENT

Details of the Groups property, IT and equipment are as follows:

$000	Furniture and fixtures	IT equipment	Total
Cost
At 1 January 2020	16	38	54
Additions	-	1	1
Disposals	-	-	-
At 31 December 2020	16	39	55

Depreciation
At 1 January 2020	12	35	47
Charge in year	3	2	5
At 31 December 2020	15	37	52

Net Book Value as at 31 December 2020	1	2	3

$000	Furniture and fixtures	IT equipment	Total
Cost
At 1 January 2021	16	39	55
Additions		22	22
Disposals
At 31 December 2021	16	61	77

Depreciation
At 1 January 2021	15	37	52
Charge in year	1	7	8
At 31 December 2021	16	44	60

Net Book Value as at 31 December 2021	-	17	17

13. OTHER RECEIVABLES

$000	Year ended December 31,
	2021	2020

VAT Receivable	80	82
Receivable due for options exercised	-	191
Security deposits receivable	35	135
Prepayments	1,186	375
	1,301	785

There are no differences between the carrying amount and fair value of any of the trade and other receivables above.

14.	FINANCE LEASE RECEIVABLE

In November 2019, the Group subleased one of its leased office spaces in its entirety. The sublease ran for the remaining term of the original lease, until October 2021. The sublease had been classified as a finance lease receivable

Finance lease receivable	31 Dec 2021	31 Dec 2020
	$000	$000
Current	-	152
Non-current	-	-
	-	152

15 SHARE CAPITAL AND SHARE PREMIUM

Group

On 21 October 2021, the Company acquired the entire shareholding of Tiziana Life Sciences Plc and its subsidiaries through a share for share exchange transaction. On this date Tiziana Life Sciences Ltd became the Group’s parent company. This transaction does not constitute a business combination under IFRS 3 “Business combinations” and has been accounted for as a group reorganization. Merger accounting has been applied to account for the insertion of the new company. Due to a share consolidation, the effect of this was a decrease in share capital of the Company with an offset posted to the merger reserve. As a common control transaction, the Group has elected to present the comparative information as if this transaction had occurred before the start of the comparative period. The share capital arising on the share for share exchange has been presented as share capital in the comparative period.

	Nominal Value	Share Capital		Share Premium	Merger Reserve
	£/$	Shares	$000	$000	$000
At January 1 2021 per 20-F annual report	£0.03	194,612,289	10,794	111,821	-
Group Reorganization
Elimination of share capital in Tiziana Life Sciences Plc	£0.03	(194,612,289)	(10,794)	(111,821)	122,615
Shares issued pursuant to share for share exchange and consolidation	$0.001	97,306,144	97	-	(97)
Elimination of other reserves in Tiziana Life Sciences Plc					(3,821)
Restated at 1 January 2021	$0.001	97,306,144	97	-	118,697
Shares issued in the period:
Conversion of warrants	$0.001	136,854	-	156	-
Conversion of Loan	$0.001	1,866,907	2	603	-
Issued in lieu of cash bonus	$0.001	2,962,709	3	14,837	-
At 31 December 2021		102,272,614	102	15,596	118,697

Ordinary Shares

Ordinary shares have a par value of $0.001. They entitle the holder to participate in dividends, and to share in the proceeds of winding up the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

16. SHARE BASED PAYMENTS

Group and Company Options

The company operates share-based payment arrangements to remunerate directors and key employees in the form of a share option scheme. The exercise price of the option is normally equal to the market price of an ordinary share in the company at the date of grant.

	2021		2020		2019
	Weighted		Weighted		Weighted
	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	67	17,024	113	16,379	107	18,617
Granted	166	5,210	111	3,870	-	-
Forfeited	-	-	(52)	(300)	(152)	(2,238)
Exercised	-	-	(25)	(2,925)	-	-

Outstanding at 31 December	90	22,234	67	17,024	113	16,379

Exercisable at 31 December	54	7,616	65	6,249	67	5,521

During the year ending 31 December 2021 no options were exercised. 2,925,725 options were exercised during the year ending 31 December 2020. No options were exercised in the year to 31 December 2019.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $12,339k (2020: $7,046k; 2019: $5,237k).

The total expenses recognized for the year ending 31 December 2021 arising from share based payment transactions is $5,173k (2020: $5,105k; 2019: $1,266k).

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options as at 31 December 2021 (‘000)
26 June 2014	26 June 2024	$0.47	1,831
30 April 2018	30 April 2028	$1.10	1,300
6 May 2020	5 May 2028	$0.47	12,393
23 July 2020	26 July 2030	$2.11	1,000
25 August 2020	24 August 2030	$1.98	500
02 February 2021	01 February 2031	$1.36	1,250
02 February 2021	01 February 2031	$1.98	3,500
08 October 2021	08 October 2031	$0.72	460
Total			22,234

Fair value of options granted

The Directors have used the Black-Scholes-Merton option pricing model to estimate the fair value of all of the options granted during the year to December 31, 2021, applying the assumptions below.

Historical volatility is based on the historical volatility of the Company itself.

The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future.

The Company has estimated a forfeiture rate of zero.

The model inputs for options granted during the year ended 31 December 2021 valued under the Black-Scholes-Merton Valuation model included:

	2 February 2021	8 October 2021

Grant date share price	$2.116	$0.719
Exercise share price	$1.357/1.983	$0.719
Risk free rate	-0.10% to -0.02%	0.32% to 0.65%
Expected volatility	101% to 162%	83% to 122%
Option life	10 years	10 years
Weighted average share price	$1.818	$0.719
Weighted average fair value per share option	$0.862	$0.319

The model inputs for options granted during the year ended 31 December 2020 valued under the Black-Scholes-Merton Valuation model included:

	6 May 2020	23 July 2020

Grant date share price	$0.853	$2.184
Exercise share price	$0.478	$2.150
Risk free rate	0.04% to 0.05%	0.04% to 0.05%
Expected volatility	92% to 117%	92% to 117%
Option life	10 years	10 years
Weighted average share price	$0.853	$2.184
Weighted average fair value per share option	$0.478	$2.150

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

Group and Company Warrants

No warrants were issued in 2021. For warrants issued in 2020, the Directors have estimated the fair value of the warrants using the Black-Scholes valuation model and assumptions below:

	January 2020	21 January 2020	1 June 2020

Grant date share price	£0.43	£0.43	£1.15
Exercise share price	£0.42	£0.35	£0.70
Risk free rate	0.64%	0.40%	0.04%
Expected volatility	61.7%	84.7%	111%

	2021 $000	2020 $000	2019 $000

Outstanding at 1 January	697	2,418	1,873
Granted	-	324	545
Transfer to share premium on exercise of warrants	-	(2,046)	-

Outstanding at 31 December	697	697	2,418

A share-based payment charge for the year of $0 (2020: $26k, 2019: $0) has been expensed in the statement of comprehensive income.

17. CONVERTIBLE DEBT INSTRUMENT CLASSIFIED AS A LIABILITY

Group and Company

Convertible Loan Notes 2016

A convertible loan note of $273k was in existence as detailed in the Admission Document dated 31 March 2014. Proceeds of the subscriptions for the notes are to be used exclusively to finance the Company’s on-going working capital requirements. The terms of the loan note are that the loan notes, plus accrued interest at a rate of 4 per cent above Bank of England base rate per annum, will convert into ordinary shares in the Company at a price of £0.10 per share at the election of the Noteholder any time after the second anniversary of the readmission to AIM on 24 April 2014. The Company considers this to be a Convertible Debt Instrument as detailed in the policy described at note 2 as a result of the fact that the Company is obligated to repay the capital amount and the interest of the loan, and the Noteholder has the right to settle the obligation via a cash settlement and is not limited to settling the obligation in shares in the Company. The loan note was converted during the course of the year to December 31, 2021, with accelerated interest until October 2028 recognized by board approval.

Accounting for the convertible debt instrument

The net proceeds received from the issue of the Convertible Loan Note have been recorded as a debt liability in the balance sheet and the accrued interest charged to the income statement and the debt liability. The loan was converted in November 2021. The liability for the convertible debt instrument is;

Convertible Loan Note Classified as a Liability

	Year ended December 31,
	2021	2020
	$000	$000
Convertible loan notes b/f	324	313
Accrued interest	163	11
Conversion of loan note	(487)	-
	-	324

18. CONVERTIBLE INSTRUMENTS CLASSIFIED AS EQUITY

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

The principal amount of the Convertible Equity Instrument that was recorded as in the convertible loan note reserve prior to conversion is as follows:

	2021	2020	2019
	$000	$000	$000

Par value of Convertible loan notes issued	-	1,850	1,850
Less: Fair value of warrants issued to note holders	-	(545)	(545)
Exchange rate adjustment	-	209	-

	-	1,514	1,305

Accrued interest	-	348	52
Less: convertible loan note conversion	-	(2,523)	-
Exercise of warrants	-	661	-
	-	-	1,357

19. RESERVES

The share-based payment reserve for warrants represent the cost to issue warrants in the future based on their grant date fair value.

The share-based payment reserve for options represents the cost to issue share-based compensation, primarily share options, based on their grant date fair value.

The convertible loan note reserve represents the proceeds received on issuance of convertible loan notes classified as equity instruments, accrued interest and the fair value of the debt component, in respect of loans that are yet to convert.

Retained earnings represent the cumulative profits/(losses) of the entity which have not been distributed to shareholders. This reserve has been credited as part of the capital reduction exercise described below.

The shares to be issued reserve represents the equity shares that are to be issued to the Chairman in lieu of his realization bonus, which became payable during the course of the year to 31 December 2020.

The translation reserve represents the unrealised gains or losses from the foreign currency translation of Companies within the Group.

The merger reserve arises on consolidation as a result of the share for share exchange transaction that took place this year described in note 15. It represents the difference between the share capital issued and the aggregate carrying value of assets and liabilities and other reserves of the previous parent on the merger date.

20. FINANCIAL INSTRUMENTS

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

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	2021
$000	Less than 3 months	3 to 12 months	Total
Trade payables	2,873	1,533	4,406
Related party payables	1,355	-	1,355
Total	4,228	1,533	5,761

	2020
$000	Less than 3 months	3 to 12 months	Total
Trade payables	2,620	746	3,366
Related party payables	-	2,040	2,040
Total	2,620	2,786	5,406

Interest rate risk

The Group has limited exposure to interest-rate risk arising from its bank deposits. These deposit accounts are held at variable interest rates based on Barclays Bank base rate.

The Directors do not consider the impact of possible interest rate changes based on current market conditions to be material to the net result for the year or the equity position at the year-end for either the year ended 31 December 2021 or 31 December 2020.

Foreign Currency risk

The group operates internationally although the majority of its operations are based in the United Kingdom and the United States, and the majority of assets and liabilities are denominated in US Dollars, with a small amount denominated in Pound Sterling. It therefore is exposed to some foreign exchange risk arising from exposure to various currencies primarily the Pound Sterling. The Group monitors currency exchange rates and makes judgments as to whether to enter into currency hedging contracts. Currently no such hedging contracts are in place.

Sensitivity analysis

A reasonably possible strengthening (weakening) of the US dollar, or Sterling against all other currencies at 31 December 2021 would have affected the measurement of the financial instruments denominated in a foreign currency and affected equity and profit and loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss and equity
December 31, 2021	Strengthening	Weakening
USD (5% movement)	90	(90)

21. CAPITAL RISK MANAGEMENT

For the purpose of the Group’s capital management, capital includes called up share capital, share premium, share based payments for options, share based payments for warrants, convertible loan note reserve, and all other equity reserves attributable to the equity holders of the parent as reflected in the statement of financial position.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maximise shareholder value through the optimisation of the equity balance.

The Group adjusts its capital structure in light of changes in economic conditions and expected business demands on capital. The Group may also return capital to shareholders or issue additional shares.

22. TRADE AND OTHER PAYABLES

	Year ended December 31,
Group	2021	2020
	$000	$000
Trade payables	4,406	3,366
Accruals	1,775	2,224
	6,181	5,590

23. OTHER NON-CURRENT ASSETS

In June 2016, the Board approved the purchase of the data repository of DNA samples from SharDNA (an Italian entity in liquidation) for EUR 258k, approximately $279k.

Management recognize that the transaction is not the purchase of a business, but the purchase of key assets owned by SharDNA. These assets are owned by Tiziana Life Sciences Ltd (formerly Tiziana Life Sciences plc).

The validity to the sale of the assets has been confirmed by the Italian judicial system however the Company is still unable to utilise these assets until the resolution of the outstanding data protection legal action. This action is unlikely to be resolved for another 2 years so the Company decided to impair the asset resulting in an impairment charge of $279k during the year ending December 31, 2020.

24. RELATED PARTY TRANSACTIONS

The ultimate controlling party of the Group is Planwise Group Ltd.

Rasna Therapeutics Inc is a related party as the entity is controlled by a person that has significant influence over the Group. Rasna is also party to a Shared Services agreement with Tiziana whereby Rasna is charged for shared services such as the payroll and rent. During 2020, Tiziana extended a loan to Rasna for $72,000 at an interest rate of 8% per annum. As of December 31, 2021, $106k (2020: $78k, 2019: $5k) was owed to Tiziana Life Sciences Ltd in respect of the loan and shared services agreement. The total charged under the shared services agreement in the year ending 31 December 2021 was $11k.

In addition to the above, on April 16, 2020, Tiziana also acquired all of the intellectual property relating to a nanoparticle-based formulation of Actinomycin D (Act D; a.k.a. Dactinomycin), from Rasna to expand its pipeline for a consideration of an initial $120k upfront payment and milestone payments of up to an additional aggregate $630k (also see note 26). There were no milestone payments due in the year ending 31 December 2021.

OKYO Pharma Ltd is a related party as the entity is controlled by a person that has significant influence over the Group. OKYO is also party to a Shared Services agreement with Tiziana whereby OKYO is charged for shared services such as the payroll and rent. As of December 31, 2021, $42k (2020: $27k, 2019 $28k) was owed to Tiziana Life Sciences Ltd in respect of this agreement. The total charged under the shared services agreement in the year ending 31 December 2021 was $98k.

Gensignia Lifesciences Inc is a related party as the entity is controlled by a person that has significant influence over the Group. As of December 31, 2021, $295k (2020: $348k, 2019: $320k) was owed to Tiziana Life Sciences Ltd in respect of a loan facility, which is past due Interest is due on the loan however the board have waived all interest charges to date. However the board are considering mechanism’s for settlement and believe this to be likely. There were no transactions during the year to December 31, 2021.

Accustem Sciences Inc is a related party as the entity is controlled by a person that has significant influence over the Group. Accustem is also party to a Shared Services agreement with Tiziana whereby the Company is charged for shared services such as payroll and rent As of December 31, 2021, $1,341k (2020: $1,346k) was the net amount owed to Accustem, made up of cash payable of $1,355k less shared service costs of $14k.

25. LEASES

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of 12 months or less.

IFRS16 was adopted 1 January 2019 without restatement of comparative figures. The following policies apply subsequent to the date of initial application, 1 January 2019.

The Group has leases for its offices. Each lease is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment (see Note 12).

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease.

During the course of 2021, the Group entered into new lease agreements on all of its offices. The new leases all have a term shorter than 12 months so the Group has applied the exemption allowed by paragraph 5a in IFRS16 in respect of short term leases.

Right-of-use assets	31 Dec 2021	31 Dec 2021
	$000	$000
At 1 January 2021	357	433
Depreciation	(133)	(91)
Disposal of lease	(224)	-
Exchange differences		15
	-	357

Lease Liabilities	31 Dec 2021	31 Dec 2021
	$000	$000
At 1 January 2021	555	820
Interest expense	13	18
Lease payments	(164)	(321)
Exchange differences	-	(38)
Disposal of lease	(394)	-
	-	555

26. DEMERGER OF SUBSIDIARY

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

As at December 31, 2021, $1.4 million (£1.0 million) is a payable by Tiziana to Accustem Sciences Ltd.

27. FINANCIAL COMMITMENTS

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

We are obligated to pay Nerviano the following additional amounts in respect of the first licensed product or service which achieves the stated development milestones:

(a)	$1,000,000 upon initiation of the first Phase II clinical tria, this is currently being negotiated with BMS.

(b)	$4,000,000 upon FPD of the first Phase 3 registration trial in HCC.

(c)	$3600,000 upon first patient enrollment into a Phase II human clinical trial

(d)	Upon the first NDA equivalent in: thymic carcinoma, $900,000; HCC, $9,000,000; breast cancer, $15,000,000.

●	Foralumab project – Future payments relate to the achievement of clinical milestones or the payment of royalties. Diligence obligations are payable to BMS/Medarex should the project continue to commercialisation. $750,000 has been accrued in respect of diligence obligations due to Medarex for 2021.

We are obligated to pay BMS the following additional amounts in respect of the first licensed product or service which achieves the stated development milestones:

(a)	$300,000 upon enrollement of first patient in a Phase I human clinical trial of the first Phase II Clinical trial, this is currently being negotiated with BMS.

(b)	$1,500,000 upon initiation of the first Phase III clinical trial

(c)	$2,000,000 upon filing of the first BLA, or equivalent

(d)	$2,000,000 upon approval of the first BLA, or equivalent

We are obligated to pay Brighams Womens Hospital the following hospital milestone payments:

(a)	$300,000 upon first patient enrollment into a Phase I human clinical trial

(b)	$300,000 upon first patient enrollment into a Phase II human clinical trial

(c)	$1,500,000 upon first patient enrollment into a Phase III human clinical trial

(d)	$3,000,000 upon first commercial sale of a product

●	ACT D - Tiziana will need to make milestone payments of up to $630k depending on the issuance of a US patent from any US patent application in Transferred IP relating to nanoparticle formulations of Act D and upon the successful completion of a Phase II clinical efficacy trial.

28. POST BALANCE SHEET EVENTS

On 13 January 2022, the Company announced that Dr. Thomas Adams passed away on January 9, 2022. He had served as a member of Tiziana Life Science’s Board of Directors since February 2021.

On 24 January 2022, the Company announced that its Board of Directors has today authorized the Company’s management to implement a stock repurchase program for up to $5 million of the Company’s common shares at any time. The term of the board authorization is until December 31, 2022. The repurchase program may be suspended or discontinued at any time and will be funded using the Company’s working capital.