Form 20-F
period 2022-12-31
Tiziana Life Sciences Ltd
filed 2023-04-26
CIK 1723069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Keeren Shah

Chief Financial Officer

14-15 Conduit Street, LondonW1S 2XJ United Kingdom

+44 20 7495 2379

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Ed Lukins

Orrick, Herrington & Sutcliffe (UK) LLP

107 Cheapside

London EC2V 6DN

United Kingdom

Jeffrey Fessler

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112-0015

(212) 653 8700

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares	NASDAQ Capital Market

(*) Not for trading, but only in connection with the listing of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 102,272,614 common shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If the securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Presentation of Financial Information

This annual report includes our audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021, which are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Our financial information is presented in United States dollars. For the convenience of the reader, in this prospectus, unless otherwise indicated, translations from Pounds Sterling into U.S. dollars were made at the rate of £1.00 to $1.2225, which was the noon buying rate of the Federal Reserve Bank of New York on March 24, 2023. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Pounds Sterling at the dates indicated.

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

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A. Selected Financial Data

The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been derived from our consolidated financial statements, as presented at the end of this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statement data as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018 have been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by the IASB.

Our functional and presentational currency is the U.S. dollar.

Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements included at the end of this Annual Report and the related notes and Item 5, “Operating and Financial Review and Prospects” below.

Consolidated Statement of Operations and Comprehensive Loss Data:

	Years Ended December 31,
	2022	2021	2020	2019	2018
	(in thousands except share and per share data)
Operating expenses:
Research and development	$(12,955)	$(13,208)	$(5,993)	$(3,714)	$(5,510)
General and administrative	(1,631)	(13,311)	(11,203)	(6,207)	(4,357)
Realization bonus	-	(855)	(13,214)	-	-
Impairment of asset	-	-	(279)	-	-
Disposal of Intellectual Property	-	-	2,663	-	-
Total operating expenses	(14,586)	(27,374)	(28,026)	(9,921)	(9,867)
Loss from operations	(14,586)	(27,374)	(28,026)	(9,921)	(9,867)
Other income (expense), net	(811)	717	(312)	(91)	(12)
Tax provision	-	3,240	2,207	689	1,945
Net loss attributable to ordinary shareholders	(15,397)	(23,417)	(26,131)	(9,323)	(7,934)
Other comprehensive loss:
Foreign currency translation adjustment	(3,582)	(4, 478)	3,474	(27)	(21
Total comprehensive loss	(18,979)	(27,895)	(22,657)	(9,350)	(7,955)

Basic and diluted net loss per ordinary share	(0.15)	(0.24)	(0.16)	(0.07)	(0.06)

Consolidated Balance Sheet Data:

	As of December 31,
	2022	2021	2020	2019	2018
	(in thousands except share and per share data)
Cash and cash equivalents	$18,122	$42,186	$65,824	$200	$5,304
Working capital	17,619	41,133	62,196	(5,846)	513
Total assets	26,477	48,826	70,656	2,378	6,920
Total shareholders’ equity/(deficit)	19,571	41,280	62,386	(5,514)	519

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

We are a clinical stage biotechnology company with a limited operating history. Since our inception in May 2013, we have incurred significant net losses. Our net losses were $15.4 million, $23.4 million and $26.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we had an accumulated loss of $116 million. We have devoted substantially all of our efforts to research and development of our product candidates, including clinical development of our lead product candidates, Foralumab and Milciclib, as well as to building out our management team and infrastructure. We expect that it could be several years, if ever, before we have a commercialized product candidate. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

●

continue research and development of Foralumab, including the initiation of a clinical trial with nasally administered Foralumab in patients with secondary progressive multiple sclerosis (SPMS), develop a program for intranasal administration of Foralumab for the treatment or prevention of Type 1 Diabetes (TID), investigate intranasal foralumab for the treatment of Long COVID, study intranasal foralumab in patients with mild to moderate Alzheimer’s Disease and potentially study intranasal foralumab in rare Orphan pediatric diseases when funding becomes available.

●	initiate a Phase 2 trial for Milciclib in combination with gemcitabine in patients with KRAS-mutated (mut) non-small cell lung cancer (NSCLC) after failure of standard-of-care (SoC) therapy.

●	cGMP manufacturing of anti-IL6R mAb drug substance and drug product for treatment Interstitial lung disease associated with systemic sclerosis (SSc-ILD) is complete. An IND to conduct a Phase 1 clinical trial was submitted in December 2021

●	manufacture our product candidates in accordance with current good manufacturing practices, or cGMP, for clinical trials or potential commercial sales;

●	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;

●	develop, maintain, expand and protect our intellectual property portfolio;

●	identify, assess, and acquire or in-license other product candidates and technologies;

●	secure, maintain or obtain freedom to operate for any in-licensed technologies and products;

●	address any competing technological and market developments; and

●	expand our operations in the United States and Europe.

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

Our operations have consumed substantial amounts of cash since inception, and we expect our expenses to increase in connection with our ongoing activities, particularly as we continue the R&D of, initiate further clinical trials of and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for our product candidates, we expect to incur significant expenses related to product sales, marketing, manufacturing and distribution. Furthermore, we expect to incur additional costs associated with operating as a public company listed on the Nasdaq in the United States. Our future capital requirements will depend on many factors, including:

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

We are subject to diverse laws and regulations relating to data privacy and security in the UK and EU, including the EU and UK GDPR. New global privacy rules are being enacted and existing ones are being updated and strengthened. We are likely to be required to expend capital and other resources to ensure ongoing compliance with these laws and regulations.

The EU and UK GDPR applies extraterritorially and implements stringent operational requirements for controllers and processors of personal data. For example, the EU and UK GDPR: (i) require detailed disclosures to data subjects; (ii) require disclosure of the legal basis on which personal data is processed; (iii) make it harder to obtain valid consent for processing; (iv) require the appointment of a data protection officers where sensitive personal data (i.e. health data) is processed on a large scale; (v) provide more robust rights for data subjects; (vi) introduce mandatory data breach notification through the EU and in the UK; (vii) impose additional obligations when contracting with service providers; and (viii) require an appropriate privacy governance framework to be implemented including policies, procedures, training and data audit. The EU GDPR permits Member State derogations for certain issues and, accordingly, we are also subject to EU national laws relating to the processing of certain data such as genetic data, biometric data and data concerning health. Complying with these numerous, complex and often changing regulations is expensive and difficult. Failure by us, or our partners or service providers, to comply with the EU and/or UK GDPR could result in regulatory investigations, enforcement notices and/ or fines of up to the higher of 20,000,000 Euros/17,500,000 GBP or up to 4% of our total worldwide annual turnover. In addition to the foregoing, any breach of privacy laws or data security laws, particularly those resulting in any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential patient or consumer information, could have a material adverse effect on our business, reputation and financial condition.

As a data controller, we are accountable for any third-party data service providers we engage to process personal data on our behalf. We attempt to address the associated risks by performing security assessments, detailed due diligence and regularly performing privacy and security reviews of its vendors and requiring all such third-party providers with data access to sign agreements, including business associate agreements, and where required under EU or UK law, obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined above. We are also subject to evolving European privacy laws on electronic marketing and cookies. The EU is in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation, which will be directly implemented in the laws of each Member State. The draft e-Privacy Regulation imposes strict opt-in marketing rules with limited exceptions for business-to-business communications, alters rules on third-party cookies, web beacons and similar technology and significantly increases fining powers to the same levels as GDPR (i.e. the greater of 20,000,000 Euros or 4% of total global annual revenue). While the e-Privacy Regulation was originally intended to be adopted on May 25, 2018 (alongside the GDPR), it is still going through the European legislative process and commentators do not expect it to be enacted before mid to end 2023 and would not come into force before mid to end 2025. The UK is also updating its data protection law via the Data Protection and Digital Information Bill that is currently being considered by the UK Parliament. This is expected to be passed at the end of 2023 and will modify certain aspects of the UK GDPR and Data Protection Act 2018. These proposed changes will require us to modify certain aspects of our data protection compliance program.

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

At December 31, 2022, we had 3 full-time employees, who were engaged in R&D activities. If we are successful in executing our business strategy, we will need to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our R&D activities and, in the longer term, build a commercial infrastructure to support commercialization of any of our product candidates that are approved for sale. Future growth would impose significant added responsibilities on members of management and, to a potentially significant extent, divert our management and business development resources away from their current uses. It is likely that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and any future product candidates requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas, to attract and retain sufficient numbers of talented employees and to expand the group of contractors we use.

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

Owing to the international scope of our operations, fluctuations in exchange rates, particularly between Pounds Sterling and the U.S. dollar, may adversely affect us. Although we are based in the United Kingdom, we may source R&D, manufacturing, consulting and other services from the United States and the European Union. Further, potential future revenue may be derived from abroad, particularly from the United States. As a result, our business and the potential value of our Common shares may be affected by fluctuations in foreign exchange rates not only between the Pounds Sterling and the U.S. dollar, but also the euro, which may have a significant impact on our results of operations and cash flows from period to period. Currently, we do not have any exchange rate hedging arrangements in place.

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

The market prices of our common shares on the Nasdaq Capital Market may be volatile and fluctuate substantially. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, holders our common shares may not be able to sell their common shares at or above the price at which they were purchased. The market price for the common shares may be influenced by many factors, including:

●	the success of competitive products or technologies;

●	results of clinical trials of Foralumab, anti-IL6R mAb (TZLS-501), Milciclib and any other future product candidate that we develop;

●	results of clinical trials of product candidates of our competitors;

●	changes or developments in laws or regulations applicable to Foralumab, anti-IL6R mAb (TZLS-501), Milciclib and any other future product candidates that we develop;

●	our entry into, and the success of, any collaboration agreements with third parties;

●	developments or disputes concerning patent applications, issued patents or other proprietary rights;

●	the recruitment or departure of key personnel;

●	the level of expenses related to any of our product candidates or clinical development programs;

●	the results of our efforts to discover, develop, acquire or in-license additional product candidates, products or technologies;

●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	market conditions in the biotechnology and pharmaceutical sectors;

●	general economic, industry and market conditions;

●	the trading volume of our common shares on the Nasdaq Capital Market; and

●	the other factors described in this “Risk Factors” section.

Our common shares may be delisted from The Nasdaq Capital Market if we fail to comply with continued listing standards.

 If we fail to meet any of the continued listing standards of The Nasdaq Capital Market, our common shares could be delisted from The Nasdaq Capital Market. These continued listing standards include specifically enumerated criteria, such as:

●	a $1.00 minimum closing bid price;

●	stockholders’ equity of $2.5 million;

●	500,000 shares of publicly-held common stock with a market value of at least $1 million;

●	300 round-lot stockholders; and

●	compliance with Nasdaq’s corporate governance requirements, as well as additional or more stringent criteria that may be applied in the exercise of Nasdaq’s discretionary authority.

On June 14, 2022, we received a written notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) notifying us that were not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Rule”), as the minimum bid price of the Company’s common shares has been below $1.00 per share for 30 consecutive business days. On December 13, 2022, Nasdaq notified us that we were eligible for an additional 180 calendar day period, or until June 12, 2023, to regain compliance.

On April 21, 2023, we received notice from Nasdaq that we had regained compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market.

 If we fail to comply with Nasdaq’s continued listing standards, we may be delisted and our common shares will trade, if at all, only on the over-the-counter market, such as the OTC Bulletin Board or OTCQX market, and then only if one or more registered broker-dealer market makers comply with quotation requirements. In addition, delisting of our common shares could depress our stock price, substantially limit liquidity of our common shares and materially adversely affect our ability to raise capital on terms acceptable to us, or at all. Finally, delisting of our common shares could result in our common shares becoming a “penny stock” under the Exchange Act.

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

We are incorporated under Bermudan law. The United States and Bermuda do not currently have a treaty providing for recognition and enforcement of judgments in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Bermuda. In addition, uncertainty exists as to whether the courts of Bermuda would entertain original actions brought in Bermuda against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of Bermuda as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. The courts of Bermuda will not automatically accept that the foreign court had jurisdiction and was properly seized of the matter. For a Bermuda court to enforce or recognize a foreign judgment either at common law or under the Judgments (Reciprocal Enforcement) Act 1958 of Bermuda, the foreign court must have had jurisdiction according to Bermuda Conflict of Law principles. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If a Bermuda court gives judgment for the sum payable under a U.S. judgment, the Bermuda judgment will be enforceable by methods generally available for this purpose. These methods generally permit the Bermuda court discretion to prescribe the manner of enforcement.

In addition, U.S. investors may not be able to enforce against us or our senior management, certain of our board of directors or certain experts named herein (who are residents of countries other than the United States) any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

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

We believe that we were a PFIC for our taxable year ended December 31, 2022 but cannot provide any assurances regarding our PFIC status for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies which in some circumstances are unclear and subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our common shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets may also be affected by how, and how quickly, we spend the cash we raise in any offering.

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

As a U.K. tax resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2022, we had cumulative carryforward tax losses of $60.0 million.  Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. Our ability to continue to claim payable research and development tax credits in the future may be limited because we may no longer qualify as a small or medium-sized company.

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

ITEM 4: INFORMATION ON THE COMPANY

A. History and Development of the Company

We were originally incorporated under the laws of England and Wales on February 11, 1998, with the goal of leveraging the expertise of our management team as well as Napoleone Ferrara, M.D., Arun Sanyal, M.D., Howard Weiner, M.D. and Kevan Herold, M.D., and to acquire and exploit certain intellectual property in biotechnology. We subsequently changed our name to Tiziana Life Sciences plc in April 2014 as a result of the acquisition of Tiziana Pharma Limited in April 2014. On August 20, 2021 we announced that we had formally commenced a strategic plan to change our corporate structure by establishing Tiziana Life Sciences Ltd, a Bermuda-incorporated company, to become the ultimate parent company of the Tiziana Group. The reorganization was performed under a scheme of arrangement under Part 26 of the UK Companies Act 2006 and became effective on October 20, 2021, at which point all shareholders became shareholders in the new Bermuda company.

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

Our agent for service of process in the United States is Tiziana Therapeutics, Inc, 5 Penn Plaza, 19th Floor, Suite 1954, New York, NY 10001.

B. Business Overview

Overview

We are a biotechnology company that specializes in the developing transformative therapies for neurodegenerative and lung diseases. Our clinical pipeline includes drug assets for Secondary Progressive Multiple Sclerosis, ALS. Alzheimer's, Crohn's Disease and KRAS+ NSCLC. Tiziana is led by a team of highly qualified executives with extensive drug development and commercialization experience.. Our mission is to bring breakthrough therapies to patients with the aim of treating Secondary Progressive Multiple Sclerosis, ALS, Alzheimer's, and other CNS indications. Crohn's Disease, lung diseases and optimizing health outcomes.. We are developing transformational formulation technologies, enabling to switch from traditional routes to alternative routes of immunotherapy to facilitate local site of action. For example, nasal, oral and inhalation administrations to target neurodegenerative and lung diseases. We believe, if we succeed in these alternative routes of immunotherapies that has the potential to change the way immunotherapies are currently conducted.

We employ a lean and virtual research and development, or R&D, model using highly experienced teams of experts for each business function to maximize value accretion by focusing resources on the drug discovery and development processes.

We are developing Foralumab, for which we in-licensed the intellectual property from Novimmune SA, or Novimmune, in December 2014, as a potential treatment for neurodegenerative diseases such as Secondary Progressive Multiple Sclerosis (SPMS), Crohn’s disease and delayed onset of Type I Diabetes (T1D). On November 10, 2022, Tiziana announced a short-term focus on administration of intranasal foralumab for treatment of neurodegenerative diseases, especially SPMS, based on positive clinical findings of Expanded Access (EA) SPMS patients at Brigham and Women’s Hospital treated with intranasal foralumab for up to 1 year. As the only fully human engineered human anti-CD3 mAb in clinical development, Foralumab has significant potential advantages such as a shorter treatment duration and reduced immunogenicity. We believe that oral or intranasal administration of Foralumab has the potential to reduce inflammation while minimizing the toxicity and related side effects. To date, Foralumab has been studied in one Phase 1 and two Phase 2a clinical trials conducted by Novimmune in 68 patients dosed by the intravenous route of administration. In these trials, Foralumab was observed to be safe and well-tolerated and produced immunologic effects consistent with potential clinical benefit while demonstrating mild to moderate infusion related reactions, or IRRs. With completion of the intravenous dosing for Phase 2a trial in Crohn’s Disease, Foralumab’s ability to modulate T-cell response enables potential extension into a wide range of other autoimmune and inflammatory diseases, such as Graft versus Host Disease (GvHD), ulcerative colitis (UC), multiple sclerosis(MS), type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis (PSA) and rheumatoid arthritis (RA).

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

On September 9, 2019, the FDA granted approval to initiate the Phase 1 clinical trials to evaluate the safety and pharmacokinetics of a novel enteric-coated capsule formulation of oral Foralumab at 1.25, 2.5 and 5.0 mg/day as a single ascending dose study. The study was completed in December 2019 at Brigham and Women’s Hospital (Boston, MA USA). A total of 12 subjects were enrolled; 9 received the single dose of foralumab and 3 received placebo. The median age (range) for the oral foralumab subjects was 23 (21 – 55) years, and for the placebo subjects it was 34 (27 – 51). Of the foralumab subjects, 6 were male and 3 were female. All 3 of the placebo subjects were female. No subjects discontinued the study. Formulated Foralumab powder blend encapsulated in enteric-coated capsule was well-tolerated at all doses tested and there were no drug-related safety issues observed even at the highest dose of 5 mg in this trial.

Tiziana initiated a Phase 1b clinical trial in Crohn’s disease patients to evaluate oral capsules of foralumab, a fully human anti-CD3 monoclonal antibody. The revised protocol allowed for the study of a broader patient population and a shorter dosing period. These protocol amendments or revisions were intended to expedite patient enrollment with study completion targeted for the fourth quarter of 2022. This study was the first multiple-dose study with orally administered enteric-coated capsules of foralumab in patients with Crohn’s disease. Due to the refocus of the company after the first six months of 2022, this study was withdrawn.

A collaborative clinical trial was initiated on November 2, 2020 in Brazil investigating nasally administered Foralumab, either alone or in combination with orally administered dexamethasone (“Dexa”) in COVID-19 patients. The clinical study was completed in collaboration with scientific teams at the Harvard Medical School (Boston, USA), and INTRIALS, a full-service Latin American CRO based in São Paulo, Brazil. The objectives of the trial were to assess safety of the treatment and to evaluate if progression of the diseases is delayed with nasally administered 100mcg/day Foralumab (50mcg/nostril). This study enrolled 39 patients randomized in three cohorts: cohort 1, control with no treatment (n=16); cohort 2; nasally administered Foralumab plus 3 days of priming with orally administered 6 mg Dexamethasone (n=11) and cohort 3; nasally administered Foralumab (n=12). The Foralumab treatment regimen was once a day dosing for 10 consecutive days. The trial was completed in January 2021. There were no significant differences between cohort 2 and 3. All treatments were well-tolerated. There were no grade 3 or 4 severe adverse events (“SAEs”) in any of the cohorts. The CT scans of the lungs showed the improvement was approximately double that shown in patients treated with Foralumab as compared to those in the control group.   The results of the study were published in the peer-reviewed journal, Frontiers in Immunology entitled “Nasal Administration of Anti-CD3 Monoclonal Antibody (Foralumab) Reduces Lung Inflammation and Blood Inflammatory Biomarkers in Mild to Moderate COVID-19 Patients: A Pilot Study” in August 2021. This program has been temporarily paused to pursue the short term focus on clinical development of intranasal foralumab administration for treatment of SPMS patients.

On September 2, 2021 the Company and Precision BioSciences Inc announced an exclusive license agreement to explore Foralumab as an agent to induce tolerance of allogeneic CAR T cells to potentially improve the clinical outcome of CAR T cell therapy. Precision’s approach to manufacturing produces CAR T cells that are virtually CD3-negative. Foralumab will be used as a lymphodepletion or tolerizing agent, either alone or in combination with other co-stimulatory molecules, to improve the long-term survival of CAR T cells in cancer treatment. Tiziana has completed manufacturing of foralumab solution for injection to be used by Precision Biosciences.

On May 25, 2021 the Company announced that the first expanded access (EA) patient with secondary progressive multiple sclerosis (SPMS) was dosed with nasally administered Foralumab at the Brigham and Women’s Hospital (BWH), Harvard Medical School, Boston, MA. Nasal Foralumab 50 mcg (25 mcg/nostril) was administered in 3-week cycles, with 3 times/week dosing for the first 2 weeks followed by 1 week of rest period. This first-ever clinical study in SPMS patients, under an Individual Patient Expanded Access IND, was to continue for six months to evaluate routine safety, tolerability, and neurological behaviors. The study also examined microglial activation, by positron emission tomography (PET), immunological and neurodegenerative markers to assess clinical responses following the dosing regimen

On March 10, 2022, the Company reported positive clinical data in the first EA SPMS patient following completion of six months of treatment with intranasally administered foralumab, at the Brigham and Women’s Hospital (BWH), Harvard University, Boston, MA. In addition to being well-tolerated, both biological and clinical improvements were seen in this patient using Tiziana’s novel immunotherapy technology, which, importantly overcame the challenge of effecting immunomodulation in the brain using nasal administration.

Foralumab was given to an EA SPMS patient intranasally into each nostril on a regimen of M-W-F for two weeks followed by one week off therapy for a period of six months. This regimen was well-tolerated with associated beneficial clinical and biomarker changes. Importantly, the PET imaging data indicated inhibition of microglial cell activation observed at 3 months following treatment initiation and was sustained at 6 months after treatment start (see Table 1). The reduction in microglial activation was seen in all parts of the brain.

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

On April 5, 2022, Tiziana announced that FDA granted permission to enroll up to eight additional (SPMS) patients in the Intermediate Size Patient Population EAP with intranasal foralumab. As part of the original treatment plan, the foralumab dose will remain 50 mcg three times a week (MWF), which is the same dose administered previously to the first two SPMS patients. The dosing regimen in this IND also has a provision for dose escalation up to 100 mcg three times a week (MWF) as an option to improve clinical benefit, if needed.

Data from a Secondary Progressive Multiple Sclerosis patient treated with intranasal foralumab were presented on June 2, 2022 at the consortium of multiple sclerosis centers (CMSC) 2022 annual meeting. Dr. Tanuja Chitnis, MD, Professor of Neurology and the Principal investigator of the clinical study at the at the Brigham and Women’s Hospital (BWH), Boston, MA., presented a poster discussing clinical data from a patient with SPMS, who was treated with intranasal foralumab for six months.

On June 8, 2022, Tiziana announced positive clinical results for the second patient (EA2) in the non-active SPMS Expanded Access (EA) Program following three months of dosing with intranasal foralumab. These results confirm the previously reported data, from the first non-active SPMS patient (EA1) that after three months of treatment, intranasal foralumab. was well-tolerated and improved clinical and PET imaging analyses. The second patient was diagnosed with SPMS in 2014. Since then, the disease has been progressive, resulting in an accumulation of disability. Patient EA2 started ocrelizumab in 2018 and stopped this treatment in 2021. During this time EA2’s non-active SPMS progressed as measured by EDSS worsening from 3.5 in 2018 to 6.0 in 2021. At this point in time EA2 needed a cane to walk 100 meters. Patient EA2 was subsequently enrolled in the intranasal foralumab expanded access program. On September 2022, 8 months after starting treatment with intranasal foralumab, EA2 was able to walk 100 meters without a cane or need to rest. This improved the EDSS from 6.0 to 5.5. EA2’s pyramidal score remained stable during this time. In December 2022, 11 months after starting treatment with intranasal foralumab, EA2 was able to walk 200 meters without a cane or need to rest, resulting in further improvement in EDSS from 5.5 to 5.0. EA2’s pyramidal score continued to remain stable. Lastly preliminary reading of EA2’s 11-month PET Scan (December 2022) demonstrated improvement in microglial activation over baseline.

On September 20, 2022, Tiziana announced that the second patient (“EA2”) with non-active secondary progressive multiple sclerosis (SPMS) receiving intranasal foralumab had shown additional clinical improvements as measured by the Expanded Disability Status Scale (EDSS), a standard clinical assessment.

On October 12, 2022, Tiziana announced that it planned to submit an Investigational New Drug Application (IND) for a Phase 1 Trial of intranasal foralumab in Alzheimer's disease patients after receiving an affirmative written response from the FDA on a Pre-Investigational New Drug Application (PIND). Tiziana plans on filing the IND for Alzheimer’s disease by the third quarter of 2023 upon the completion of requested toxicology studies, then starting its Phase 1 program by the end of 2023.

On November 2, 2022, Tiziana announced the completion of enrollment of the first patient cohort in its Intermediate Size Patient Population Expanded Access Program to evaluate foralumab in non-active SPMS patients.

On November 10, 2022, Tiziana announced its near-term focus on developing intranasal foralumab for inflammatory diseases of the Central Nervous System (CNS) such as non-active SPMS, Alzheimer’s disease and amyotrophic lateral sclerosis (ALS).

During 2022, Tiziana completed compatibility, stability and characterization studies of foralumab nasal solution in unit dose devices for nasal administration.

We are evaluating administrations of Foralumab to delay onset and progression of T1D in at-risk individuals. T1D is characterized as a chronic and progressive autoimmune disease leading to the destruction of insulin-producing β-cells of the pancreas. Teplizumab (Provention Bio), a humanized Fc-mutated anti-CD3 monoclonal antibody that alters the function of the T-lymphocytes that mediate the destruction of the insulin-producing β-cell is seeking FDA approval. The Company believes that Foralumab, a fully human anti-CD3 mAb, would have a better safety profile and clinical benefit than Teplizumab based on Foralumab’s fully human protein sequence and binding affinity for CD3e compared to Teplizumab. cGMP manufacturing of Foralumab solution for subcutaneous injection was initiated in April 2022 and IND submission is anticipated in 2023. This program has been temporarily paused to pursue the short-term focus on clinical development of intranasal foralumab administration for treatment of SPMS patients.

In 2022, Tiziana initiated five Good Laboratory Practice (GLP) safety toxicology studies of foralumab administered intranasally and subcutaneously in HuGEMM CD3 transgenic mice. The five studies consisted of three intranasal toxicology studies of 14 days, 13 weeks and 26 weeks dosing duration and two subcutaneous safety toxicology studies of 14 days and 28 days dosing duration. On December 15, 2022 the Company announced that it had successfully completed the 13-week toxicology trial and that intranasal foralumab was well-tolerated.

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

The Company is advancing development of TZLS-501 for treatment of Interstitial lung disease associated with systemic sclerosis (SSc-ILD). Tocilizumab (Actemra®, Roche) a humanized interleukin-6 (IL-6) receptor mAb antagonist. was approved by the FDA as a subcutaneous injection for slowing the rate of decline in pulmonary function in adult patients with systemic sclerosis-associated interstitial lung disease (SSc-ILD), a debilitating condition with limited treatment options. Actemra® is the first biologic therapy approved by the FDA for the treatment of the disease.

On April 9, 2020 The Company announced that it had developed investigational new technology to treat COVID-19 infections, consisting of direct delivery of anti-IL-6 receptor (anti-IL-6R) monoclonal antibodies (mAbs) into the lungs using a handheld inhaler or nebulizer for treatment of patients infected with COVID-19 (SARS-CoV-2) coronavirus. On June 29, 2020 the Company announced that it was advancing GMP manufacturing of TZLS-501 with STC Biologics concurrently with the development of inhalation technology using a hand-held nebulizer with Sciarra Laboratories and safety toxicology studies in Cynomolgus monkeys with ITR Canada Laboratories. GMP batches were initiated in January 2021 and completed in March 2021. Safety inhalation toxicology studies were initiated in November 2020 and completed in March 2021. Technological assessment of nebulizers for inhalation treatment of patients was initiated in September 2020 and completed in February 2021. An additional 240L cGMP batch of TZLS-501 drug substance was manufactured using an improved downstream process to support future development activities. An IND for a Phase 1 Clinical Trial in Healthy Subjects for treatment of interstitial lung disease associated with systemic sclerosis (SSc ILD) was filed in December 2021. This program has been temporarily paused to pursue the Company’s short term focus on clinical development of intranasal foralumab administration for treatment of SPMS patients.

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

Since overexpression of CDKs and dysregulation in pRB pathway (regulates transcription factors critical for cell cycle progression) are prominently associated with tumor cell resistance to certain chemotherapeutic drugs, inhibition of multiple CDKs is an appealing approach to improve clinical responses in cancer patient’s refractory to existing treatment options. A Phase 1 dose-escalation study of Milciclib in combination with gemcitabine in patients with refractory solid tumors exhibited clinical activity in patients including those refractory to gemcitabine. Milciclib shows inhibitory effects against multiple cell lines with mutationally active G12D (non-small cell lung carcinoma), G13D (colorectal cancer), G12V(pancreatic cancer), and G12C (pancreatic cancer The Company also intends to evaluate milciclib in combination with gemcitabine for treatment of pan KRAS mutations in NSCLC patients. cGMP manufacturing of milciclib capsules was completed in January 2022 and IND filing was completed on December 15, 2022. This program has been temporarily paused to pursue the short-term focus on clinical development of intranasal foralumab administration for treatment of SPMS patients.

Our Competitive Strengths

Our mission is to design and deliver next generation therapeutics and diagnostics for oncology and immune diseases of high unmet medical need by combining deep understanding of disease biology with clinical development expertise. We believe the following strengths will allow us to continue to pursue this mission:

●	Advanced, novel pipeline. We have an advanced pipeline of novel and proprietary drug candidates, including antibodies and small molecules, to address high unmet medical needs in the inflammation, autoimmune and oncology markets with significant commercial potential.

●	Proprietary technology. Our proprietary technology enables the development of alternative routes of administration of antibodies, including oral delivery. We believe that oral and nasal routes of delivery will alleviate the significant time and cost burden associated with other routes of administration, including intravenous delivery.

●	Broad and engaged network of experts. Our strong relationships with key opinion leaders contribute to our clinical development efforts and position us well to support our products, if approved. Dr. Napoleone Ferrara, Dr. Arun Sanyal, Dr. Kevan Herold, and Dr. Howard Weiner are among the thought leaders on our scientific advisory committee.

●	Specialized expertise and focus on oncology and inflammation. Our management team, including Dr. Matthew Davis, Jules Jacob, and Dr. Vaseem Palejwala, has considerable experience translating technologies from bench to market, and managing the global administration of clinical trials.

●	Strong intellectual property and know-how. We believe our proprietary intellectual property portfolio, in-licensed from Nerviano and Novimmune, provides us with a substantial competitive advantage for the commercial development of small molecule NCEs, and biologics, as well as expanded possibilities for new development programs in the future. We have retained the worldwide development and commercialization rights to all of our product candidates. We have submitted additional patent applications to further strengthen our intellectual property.

●	Lean research and development model, designed to maximize value. We employ a lean and virtual R&D model using highly experienced teams of experts for each business function to maximize value accretion by focusing resources on the drug discovery and development processes.

Our Strategy

Our goal is to become a leading biotechnology company focused on developing and delivering therapies and related diagnostics in both oncology and immunology. The key elements of our strategy to achieve this goal are to:

●

Advance the clinical development of intranasally-administered Foralumab for treatment of neurodegenerative diseases, particularly SPMS, and potentially including Alzheimer’s Disease, ALS and intracerebral hemorrhage (hemorrhagic stroke). Tiziana will continue to supply foralumab for intranasal treatment of up to 10 EA patients at Brigham and Women’s Hospital and plans to initiate a multisite Phase 2 trial for treatment of SPMS patients in Q3 2023.

The following programs have been paused temporarily to focus Tiziana’s clinical development efforts on intranasal foralumab for treatment of SPMS and other neurodegenerative disease.

●	Development of our product candidate, TZLS-501, a fully human mAb targeting the IL-6 receptor (a biological mAb which may control the proteins involved in cell signaling relevant to many inflammatory diseases and cancers), for treatment of inflammatory and oncology indications especially SSc-ILD. Additional cGMP manufacturing and IND-enabling GLP safety toxicology studies in Cynomolgus monkeys, have been completed evaluation/qualification of hand-held nebulizers for pulmonary administration of TZLS-501 for SSc-ILD treatment have been completed

●	Clinical development and obtain regulatory approval for our lead oncology product candidate, Milciclib, as a combination therapy for the treatment of refractory solid tumors (being cancers which are non-responsive or become resistant to treatment), especially NSCLC. An IND was filed on December 15, 2022.

The following activities will continue to be pursued aggressively:

●	Continue development of platform drug delivery technologies that provide competitive advantage over existing approved products, e.g. inhalation delivery, nasal delivery and enteric delivery of mAbs.

●	Continue relationship with Precision Biosciences to improve CAR-T therapy using foralumab immunomodulation to enhance survival of CAR-T cells

●	Continue to leverage relationships with key opinion leaders to promote clinical trial success and enhance future commercialization.

●	Opportunistically identify and acquire or in-license complimentary product and technology candidates.

●	Seek orphan drug, fast track or breakthrough designation for our product candidates where warranted.

Our Product Candidates

Our product candidate pipeline is set forth below:

DEVELOPMENT PIPELINE

Foralumab (TZLS-401 formerly known as NI-0401)

We believe Foralumab is the only fully human anti-CD3 mAb in clinical development, in contrast to the previous non-human or humanized anti-CD3 mAbs. Foralumab targets the CD3 epsilon (CD3ε) receptor, which is a recognized approach for modulating T-Cell response and achieving immunosuppression. We believe Foralumab could have broad application to autoimmune and inflammatory diseases, such as inflammatory bowel disease such as MS, Crohn’s disease type-1 diabetes (T1D) psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. In July 2017, we announced publication of a research article in, Clinical Immunology, entitled: “Oral treatment with Foralumab, a fully human anti-CD3 mAb, prevents skin xenograft rejection in humanized mice.” We believe this is the first-ever published report demonstrating the potential of oral therapy with Foralumab for inflammatory diseases and is based on the landmark discovery by Prof. Howard Weiner of Harvard University, one of our Scientific Advisory Committee members.

On April 16, 2018, the Group entered into an exclusive license agreement with The Brigham and Women’s Hospital, Inc. relating to a novel formulation of Foralumab dosed in a medical device for nasal administration. An investigational new drug application (IND) for the first-in-human evaluation of the nasal administration of Foralumab in healthy volunteers for progressive multiple sclerosis indication was filed in the second quarter of 2018. Subsequent to IND approval, a single-site, double-blind, placebo-controlled, dose-ranging Phase 1 trial with nasally administered Foralumab at 10, 50 and 250 µg per day, consecutively for 5 days to evaluate biomarkers of immunomodulation of clinical responses was initiated in November 2018. The trial conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA, in healthy volunteers. 18 subjects received Foralumab treatment and 9 patients received placebo. The study was completed in September 2019. Phase 1 clinical data demonstrated that nasally administered Foralumab, was well-tolerated and no drug-related safety issues were reported at any of the doses. No drug-related changes were observed in vital signs among subjects at predose, during treatment and at discharge. The mean blood pressure (BP) during the 5 days of treatment were; Cohort A (10 µg/d):124/73, Cohort B (50 µg/d): 119/67 and Cohort C (250 µg/d):113/65 compared to placebo:118/67). Heart rates, respiratory rates and oral temperatures were unchanged among the 3 cohorts compared to the placebo. Nasally administered Foralumab at the 50 µg dose suppressed cytotoxic CD8+ as well as perforin secreting CD8+ cells, which have been implicated in neurodegeneration in multiple sclerosis (MS). Treatment at 50 mg stimulated production of anti-inflammatory cytokine IL-10 and suppressed production of pro-inflammatory cytokine IFN-γ. Taken together, the treatment showed significant positive effects on the biomarkers for activation of mucosal immunity, which are capable of inducing site-targeted immunomodulation to elicit anti-inflammatory effects. Based on the results we intend to conduct a Phase 2 trial in secondary progressive MS (SPMS) patients starting in Q3 2023.

An enteric-coated capsule formulation using a proprietary and novel technology has been developed for oral administration of Foralumab. cGMP manufacturing of clinical trial materials for a Phase 1 study has been completed and an IND was submitted in March 2019.

On September 9, 2019, the FDA granted approval to initiate the Phase 1 clinical trial to evaluate the safety and pharmacokinetics of a novel enteric-coated capsule formulation of oral Foralumab at 1.25, 2.5 and 5.0 mg/day as a single ascending dose study. The study was completed in December 2019 at Brigham and Women’s Hospital (Boston, MA USA). A total of 12 subjects were enrolled; 9 received the single dose of foralumab and 3 received placebo. The median age (range) for the oral foralumab subjects was 23 (21 – 55) years, and for the placebo subjects it was 34 (27 – 51). Of the foralumab subjects, 6 were male and 3 were female. All 3 of the placebo subjects were female. No subjects discontinued the study. Formulated Foralumab powder blend encapsulated in enteric-coated capsules was well-tolerated at all doses tested and there were no drug-related safety issues observed even at the highest dose of 5 mg in this trial.

Tiziana initiated a Phase 1b clinical trial in Crohn’s disease patients to evaluate oral capsules of foralumab, a fully human anti-CD3 monoclonal antibody. The revised protocol allowed for the study of a broader patient population and a shorter dosing period. These protocol amendments or revisions were intended to expedite patient enrollment with study completion targeted for the fourth quarter of 2022. This study was to be the first multiple-dose study with orally administered enteric-coated capsules of foralumab in patients with Crohn’s disease. Due to the refocus of the company subsequent to the first six months of 2022, this study has been withdrawn to focus on nasal administration studies for SPMS indication

A collaborative clinical study was initiated on November 2, 2020, investigating nasally administered Foralumab either alone or in combination with orally administered dexamethasone in COVID-19 patients in Brazil. In view of the importance and urgency, scientific teams at the Harvard Medical School, Santa Casa de Misericórdia de Santos Hospital (Jabaquara, Santos, Brazil) and at our company closely collaborated to facilitate initiation of this study in expedited time frames. The clinical trial was coordinated by the team at INTRIALS, a leading, full-service Latin America Clinical Research Organization, (CRO) based in Sao Paulo City, Brazil. The trial was completed in January 2021. This trial, the first-ever trial on nasal administration of Foralumab for treatment of COVID-19, is of enormous significance because the underlying scientific approach is to modulate immune system, which is dysregulated and crippled to protect against the virus The results of the trial were All treatments were well-tolerated. There were no grade 3 or 4 severe adverse events (“SAEs”) in any of the cohorts. The CT scans of the lungs showed the improvement was approximately double that shown in patients treated with Foralumab as compared to those in the control group.   The results of the study were published in the peer-reviewed journal, Frontiers in Immunology entitled “Nasal Administration of Anti-CD3 Monoclonal Antibody (Foralumab) Reduces Lung Inflammation and Blood Inflammatory Biomarkers in Mild to Moderate COVID-19 Patients: A Pilot Study” in August 2021. The study served as “proof of concept” that nasal administration of foralumab could be used to treat systemic inflammatory response related to COVID infection and could be used for treatment of other systemic inflammatory diseases. The Company has refocused development of Foralumab for treatment of Crohn’s disease (oral treatment) and progressive MS (nasal treatment) utilizing site specific delivery technologies to limit systemic exposure of foralumab which achieving local delivery to inflamed tissue. Further development has been paused because of the Company’s refocus on administration of nasal foralumab for SPMS and other neurodegenerative diseases.

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

The innate immune system plays a central role in the chronic central nervous system inflammation that drives neurological disability in progressive forms of multiple sclerosis, for which there are few effective treatments. The mucosal immune system is a unique tolerogenic organ that provides a physiological approach for the induction of regulatory T cells. Nasal administration of CD3-specific antibody ameliorates disease in a progressive animal model of multiple sclerosis. This effect is IL-10-dependent and is mediated by the induction of regulatory T cells that share a similar transcriptional profile to Tr1 regulatory cells and that suppress the astrocyte inflammatory transcriptional program. Treatment results in an attenuated inflammatory milieu in the central nervous system decreased microglia activation, reduced recruitment of peripheral monocytes, stabilization of the blood-brain barrier, less neurodegeneration, and decreased accumulation of neurologic disability (Mayo, 2016). Patients with non-active secondary progressive MS, demonstrate increased microglial activation that drives disease progression. These nonclinical findings suggest foralumab may be a new therapeutic approach for the treatment of progressive forms of multiple sclerosis. Based on this work, we hypothesize that nasal foralumab will slow disability accumulation and microglial activation measured by PET imaging in non-active secondary progressive multiple sclerosis. Two patients with non-active SPMS have been treated for 12 or more months with a suggestion of clinical improvement and no clinically significant adverse events.

Binding of foralumab to the T-cell receptor complex, through the nasal, results in suppression of effector T-cells involved in various inflammatory and autoimmune diseases along with a reduction in inflammatory cytokines and increase in Tregs anti inflammatory cytokines resulting in site-targeted immunomodulation.

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

Further, recent data from studies conducted in the laboratories of our Scientific Advisory Committee members, Prof. Howard Weiner of Harvard University and Prof. Kevan Herold of Yale University, suggest that oral administration of Foralumab has the potential for therapeutic utility while minimizing toxicity associated with intravenous administration, such as Cytokine Release Syndrome (CRS). Importantly, recent clinical studies conducted by Prof. Yaron Ilan with oral administration of anti-CD3 (OKT3; murine mAb) in HCV infected patients (non-respondents) and in NASH patients suggested that the treatment was well-tolerated and produced immunologic effects consistent with potential clinical benefits.

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

On September 9, 2019, the FDA granted approval to initiate the Phase I clinical trials to evaluate the safety and pharmacokinetics of oral Foralumab at 1.25, 2.5 and 5.0 mg/day as a single ascending dose study. The study was completed in December 2019 at Brigham and Women’s Hospital (Boston, MA USA). Formulated Foralumab powder blend encapsulated in enteric-coated capsule was well-tolerated at all doses tested and there were no drug-related safety issues observed even at the highest dose of 5 mg in this trial.

Tiziana initiated a Phase 1b clinical trial in Crohn’s disease patients to evaluate oral capsules of foralumab, a fully human anti-CD3 monoclonal antibody. The revised protocol allowed for the study of a broader patient population and a shorter dosing period. These protocol amendments or revisions were intended to expedite patient enrollment with study completion targeted for the fourth quarter of 2022. This study was the first multiple-dose study with orally administered enteric-coated capsules of foralumab in patients with Crohn’s disease. Due to the refocus of the company subsequent to the first six months of 2022, this study has been withdrawn.

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

Phase 1 Clinical Trial of Nasally-Administered Foralumab for Treatment of Secondary Progressive Multiple Sclerosis

This Phase 1 trial, conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA, was a single-site, double-blind, placebo-controlled, dose-ranging study with nasally administered Foralumab at 10, 50 and 250 µg per day, consecutively for 5 days in healthy volunteers for the treatment of progressive multiple sclerosis (pMS). 18 subjects received Foralumab treatment and 9 patients received placebo. All nasal doses were well tolerated. Biomarker analysis showed significant positive immune effects, that were most prominent in the 50 µg cohort with minimal immunomodulatory effects at the 10 µg and 250 µg doses.  Prominent results included:

●	Treatment was well-tolerated and no drug-related safety issues were reported at any of the doses.

●	No drug-related changes were observed in vital signs among subjects at predose, during treatment and at discharge. The mean blood pressure (BP) during the 5 days of treatment were; Cohort A (10 µg/d):124/73, Cohort B (50 µg/d): 119/67 and Cohort C (250 µg/d):113/65 compared to placebo:118/67). Heart rates, respiratory rates and oral temperatures were unchanged among the 3 cohorts compared to the placebo.

●	Nasally administered Foralumab at the 50 µg dose suppressed cytotoxic CD8+ as well as perforin secreting CD8+ cells, which have been implicated in neurodegeneration in multiple sclerosis (MS).

●	Treatment at 50 μg stimulated production of anti-inflammatory cytokine IL-10 and suppressed production of pro-inflammatory cytokine IFN-γ.

●	Taken together, these results suggest stimulation of Tregs that are needed to provide clinical benefits

Treatment of Expanded Access SPMS Patients at Brigham and Women’s Hospital (Boston) with Nasally-Administered Foralumab

On May 25, 2021 the Company announced that the first expanded access (EA) patient with secondary progressive multiple sclerosis (SPMS) was dosed with nasally administered Foralumab at the Brigham and Women’s Hospital (BWH), Harvard Medical School, Boston, MA. Nasal Foralumab 50 mcg (25 mcg/nostril) was administered in 3-week cycles, with 3 times/week dosing for the first 2 weeks followed by 1 week of rest period. This first-ever clinical study in SPMS patients, under an Individual Patient Expanded Access IND, was to continue for six months to evaluate routine safety, tolerability, and neurological behaviors. The study also examined microglial activation, by positron emission tomography (PET), immunological and neurodegenerative markers to assess clinical responses following the dosing regimen

On March 10, 2022, the Company reported positive clinical data in the first SPMS EA patient following completion of six months of treatment with intranasally administered foralumab, at the Brigham and Women’s Hospital (BWH), Harvard University, Boston, MA. In addition to being well-tolerated, both biological and clinical improvements were seen in this patient using Tiziana’s novel immunotherapy technology, which, importantly effected immunomodulation in the brain using nasal administration.

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

On April 5, 2022, Tiziana announced that FDA granted permission to enroll up to eight additional (SPMS) Intermediate Size Patient Population EAP with intranasal foralumab. As part of the original treatment plan, the foralumab dose will remain 50 mcg three times a week (MWF), which is the same dose administered previously to the first two SPMS patients. The dosing regimen in this IND also has a provision for dose escalation up to 100 mcg three times a week (MWF) as an option to improve clinical benefit, if needed.

Data from a Secondary Progressive Multiple Sclerosis patient treated with intranasal foralumab were presented on June 2, 2022 at the consortium of multiple sclerosis centers (CMSC) 2022 annual meeting. Dr. Tanuja Chitnis, MD, Professor of Neurology and the Principal investigator of the clinical study at the at the Brigham and Women’s Hospital (BWH), Boston, MA., presented a poster discussing clinical data from a patient with SPMS, who was treated with intranasal foralumab for six months.

On June 8, 2022, Tiziana announced positive clinical results for the second patient (EA2) in the non-active SPMS Expanded Access (EA) Program following three months of dosing with intranasal foralumab. These results confirm the previously reported data, from the first non-active SPMS patient (EA1) that after three months of treatment, intranasal foralumab. was well-tolerated and improved clinical and PET imaging analyses. The second patient was diagnosed with SPMS in 2014. Since then, the disease has been progressive, resulting in an accumulation of disability. Patient EA2 started ocrelizumab in 2018 and stopped this treatment in 2021. During this time EA2’s non-active SPMS progressed as measured by EDSS worsening from 3.5 in 2018 to 6.0 in 2021. At this point in time EA2 needed a cane to walk 100 meters. Patient EA2 was subsequently enrolled in the intranasal foralumab expanded access program. On September 2022, 8 months after starting treatment with intranasal foralumab, EA2 was able to walk 100 meters without a cane or need to rest. This improved the EDSS from 6.0 to 5.5. EA2’s pyramidal score remained stable during this time. In December 2022, 11 months after starting treatment with intranasal foralumab, EA2 was able to walk 200 meters without a cane or need to rest, resulting in further improvement in EDSS from 5.5 to 5.0. EA2’s pyramidal score continued to remain stable. Lastly preliminary reading of EA2’s 11-month PET Scan (December 2022) demonstrated improvement in microglial activation over baseline.

On September 20, 2022, Tiziana announced that the second patient (“EA2”) with non-active secondary progressive multiple sclerosis (SPMS) receiving intranasal foralumab had shown additional clinical improvements as measured by the Expanded Disability Status Scale (EDSS), a standard clinical assessment.

On October 12, 2022, Tiziana announced that it planned to submit an Investigational New Drug Application (IND) for a Phase 1 Trial of intranasal foralumab in Alzheimer's disease patients after receiving an affirmative written response from the FDA on a Pre-Investigational New Drug Application (PIND). Tiziana plans on filing the IND for Alzheimer’s disease by the third quarter of 2023 upon the completion of requested toxicology studies, then starting its Phase 1 program by the end of 2023.

On November 2, 2022, Tiziana announced the completion of enrollment of the first patient cohort in its Intermediate Size Patient Population Expanded Access Program to evaluate foralumab in non-active SPMS patients.

On November 10, 2022, Tiziana announced its near-term focus on developing intranasal foralumab for inflammatory diseases of the Central Nervous System (CNS) such as non-active SPMS, Alzheimer’s disease and amyotrophic lateral sclerosis (ALS).

The company plans to continue treatment of EA SPMS patients at Brigham and Women’s Hospital and continue evaluation of foralumab treatment.

Phase 2a Clinical Trial of Nasally-Administered Foralumab for Treatment of Secondary Progressive Multiple Sclerosis

A multisite Phase 2a study evaluating intranasal foralumab for treatment of SPMS is anticipated to start in Q3 2023 by holding the first investigator’s meeting. This is a double-blinded, placebo-controlled study of two (2) doses of foralumab nasal solution (50 µg and 100 µg) delivered intranasally compared to placebo, administered in non-active secondary progressive MS patients who are continuing to deteriorate despite standard of care therapy.

Earlier Phase 1 and 2 Studies Conducted by Novimmune with Intravenous Administration of Foralumab

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

In two Phase 2a trials conducted by Novimmune, patients with Crohn’s disease and renal allograft rejection in kidney transplants demonstrated Foralumab’s immunomodulatory activity in humans. We have decided not to pursue evaluation of intravenous Foralumab in Crohn’s Disease because we believe the market for this disease is saturated by other FDA approved drugs. Further, while intravenous administration of antibodies has been widely used, side effects from the intravenous administration still are prevalent as well as patient compliant issues come into play. We intend to move forward with an oral formulation of Foralumab for treatment of Crohn’s disease at a later date.

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

Safety Toxicology Studies

Tiziana conducted Intranasal and Subcutaneous Safety Toxicology Studies in HuGEMM Transgenic Mice Expressing human CD3 and mouse CD3 molecules.

Study 700656 14 Days Intranasal Dosing Duration/7 days Recovery

Three times/week intranasal dosing of 1, 10 and 50 µg foralumab /animal

●	There were no test item related mortalities during the course of the study.

●	The three times weekly intranasal instillation of Foralumab at doses of up to 50 µg of Foralumab/animal were well tolerated. There were no foralumab related changes in clinical signs, body weights, hematology or clinical pathology.

●	Intranasal instillation of a high dose (50 µg) of Foralumab promoted a neat depletion of the mCD3/hCD3 coexpressing T lymphocyte compartment, including the mCD3+hCD3+mCD4+ and mCD3+hCD3+mCD8+ subsets.

Study 700800 13 Weeks Dosing Duration/8 weeks Recovery

Three times/week intranasal dosing of 1, 10 and 50 µg foralumab /animal

●	There were no test item related mortalities during the course of the study.

●	There were no foralumab related changes in clinical signs, body weights, hematology or clinical pathology.

●	Intranasal instillation of foralumab to mouse three times weekly for 13 weeks was well tolerated at dose levels up to 50 μg/dose and did not produce foralumab-related macroscopic or microscopic pathology findings

●	The no-observed-adverse-effect level (NOAEL) is considered to be 50 μg/animal (equivalent to a 10 mg dose administered to a 60 kg adult human).

Study 700657 26 Weeks Dosing Duration/12 weeks Recovery

Three times/week intranasal dosing of 1, 10 and 50 µg foralumab /animal

●	Study in progress. Dosing initiated on December 5 2022

Study 700680 14 Days Subcutaneous Dosing Duration/7 days Recovery

Once daily subcutaneous dosing of 5, 15 and 50 µg foralumab /animal

●	There was no evidence of local (subcutaneous injection site) or systemic toxicity.

●	The administration at 50 µg/animal of Foralumab promoted a neat reduction of the mCD45+mCD3/hCD3 co-expressing T lymphocyte compartment, especially in the mCD3+hCD3+mCD8+ subset. Meanwhile, the number of mCD45+mCD3+hCD3- cells increased including the mCD3+hCD3-mCD4+ and mCD3+hCD3-mCD8+ subsets

●	The no observable adverse effect level (NOAEL) was determined to be 50 µg/animal based on parameters monitored on the study.

Study 700681 28 Days Subcutaneoous Dosing Duration/28 days Recovery

Three times/week intranasal dosing of 1, 10 and 50 µg foralumab /animal

●	The three times weekly (Day 1, 3 and 5 of the week) administration of Foralumab for 4 consecutive weeks by subcutaneous injection at doses of 5, 15 and 50 µg/animal/dose to HuGEMM mice was well-tolerated.

●	There was no evidence of local (subcutaneous injection site) or systemic toxicity.

●	The administration of Foralumab promoted the decrease of mCD3/hCD3 co-expressing T cells and subsets in a dose-independent manner.

●	The no observable adverse effect level (NOAEL) was determined to be 50 µg/animal/dose based on parameters monitored on the study.

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

Originally TZLS-501 clinical development was intended or treatment of “cytokine storm”-induced lung damage in COVID-19 patients by aerosol delivery to lung, however, with the increasing number of effective therapies and vaccines now available for COVID patients the Company decided to refocus TZLS-501 development for SSc-ILD indication.

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

An additional 250L cGMP batch of TZLS-501 drug substance was manufactured using an improved downstream process to support future development activities. An IND for a Phase 1 Clinical Trial in Healthy Subjects for treatment of interstitial lung disease associated with systemic sclerosis (SSc ILD) was filed in December 2021. This program has been temporarily paused to pursue the Company’s short-term focus on clinical development of intranasal foralumab administration for treatment of SPMS patients

Competition

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

As of April 24, 2023, our intellectual property portfolio was made up as follows:

Milciclib TZLS-201	Composition of matter, methods of use, process of manufacturing	2003	Issued/ Pending	2024	Issued: United States, Europe, Brazil, Eurasia, Africa, Algeria, Argentina, Australia, Barbados, Bosnia & Herzegovina, Canada, Colombia, Costa Rica, Croatia, Cuba, Ecuador, Georgia, Iceland, India, Indonesia, Israel, Japan, Korea, Kosovo, Malaysia, Mexico, Mongolia, Montenegro, New Zealand, Nicaragua, Norway, Pakistan, Philippines, Serbia, Singapore, South Africa, Sri Lanka, Taiwan, Thailand, Trinidad & Tobago, Tunisia, Ukraine, Uzbekistan, Vietnam Pending: United States, Egypt, Venezuela
	Methods of use (multiple indications)	2008; 2009	Issued	2029; 2030	Issued: United States, Europe, China, Hong Kong, Japan
	Methods of use (combination therapies with cytotoxics)	2008; 2009	Issued/ Pending	2029; 2030	Issued: United States, Europe, China, Hong Kong, Japan Pending: Europe
	Compositions of related entities (salts and crystal forms), formulations and methods of treatment	2009	Issued	2030	Issued: United States, Europe, China, Hong Kong, Japan
	Methods of use (combination therapies with therapeutic antibodies)	2006	Issued	2027	Issued: United States, Europe, China, Japan
	Therapeutic combinations of Milciclib for use in the treatment of cancer	2017	Issued/ Pending	2038	Issued: United States, Japan Pending: United States, Europe, Canada, Japan, Hong Kong
	Enteric-coated pharmaceutical formulations comprising milciclib	2022	Pending	2043	Pending: United States provisional
	Method of treating KRAS mutated cancers by administering micliclib and a chemotherapy	2021	Pending	2042	Pending: PCT

We have rights to a patent family that discloses the Milciclib compound, methods of using the compound, and processes for making the compound licensed from Nerviano Medical Sciences S.R.L. (which is further described below). This patent family includes six granted U.S. patents, one granted European patent, and one granted Eurasian patent. This patent family also includes granted patents in Africa (African Intellectual Property Organization, African Regional Intellectual Property Organization), Algeria, Argentina, Australia, Brazil, Barbados, Bosnia & Herzegovina, Canada, Colombia, Costa Rica, Croatia, Cuba, Ecuador, Georgia, Iceland, India, Indonesia, Israel, Japan, Korea, Kosovo, Malaysia, Mexico, Mongolia, Montenegro, New Zealand, Nicaragua, Norway, Pakistan, Philippines, Serbia, Singapore, South Africa, Sri Lanka, Taiwan, Thailand, Trinidad & Tobago, Tunisia, Ukraine, Uzbekistan, and Vietnam. Applications are also pending in the U.S., Egypt, and Venezuela. The patents in this family will expire in April 2024, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Europe.

We also have rights to a patent family which covers related entities, such as salts and crystal forms, of Milciclib, and methods of using the salts and crystal forms licensed from Nerviano Medical Sciences S.R.L. This patent family comprises one granted U.S. patent and one granted patent in each of Europe, China, Japan, and Hong Kong. The patents in this family will expire in April 2030, excluding any patent term adjustment and patent term extension in the U.S. and several other jurisdictions, such as Europe.

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

In addition, we have rights to a patent family which covers methods of using Milciclib together with a second anti-cancer agent in the treatment of cancer. This patent family includes granted patents in the U.S. and Japan and pending applications in the U.S., Europe, Canada, Japan, and Hong Kong. The patent and patent applications in this family, if issued as patents, will expire in November 2038, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Europe.

We also have rights to a U.S. provisional application which covers enteric-coated pharmaceutical formulations comprising Milciclib. The patent applications in this family, if issued as patents, will expire in March 2043, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Europe.

We also have rights to a PCT application that discloses method of treating KRAS mutated cancers by administering Milciclib and a chemotherapy. Any patents issued in this family will expire in August 2042, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

We have rights to a patent family that discloses methods of using Foralumab, licensed from NovImmune S.A. (which is further described below). This patent family includes one granted European patent and one granted Eurasian patent. This patent family also includes granted patents in Australia, Canada, China, Hong Kong, Israel, Japan, Mexico, Norway, Singapore, South Africa, and Ukraine. The patents in this family will expire in April 2025, excluding any patent term extensions available in several jurisdictions, such as Europe.

We also have rights to a patent family that discloses the Foralumab compound and methods of using the compound also licensed from NovImmune S.A. This patent family comprises four granted U.S. patents one granted European patent, and one granted Eurasian patent. This patent family also includes granted patents in Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Mexico, Republic of Korea, Singapore, South Africa, and Ukraine. An application is pending in the U.S. The patents in this family will expire in June 2025, excluding any patent term adjustment in the U.S. and patent term extensions available in the U.S. and several other jurisdictions, such as Europe.

In addition, we have rights to a patent family that discloses combination therapies of Foralumab with IL-6 or IL-6R antibodies licensed from NovImmune S.A. This patent family has one pending U.S. application. Once issued, the patents in this family will expire in January 2032, excluding any patent term adjustment and patent term extensions available in the U.S.

We have rights to a patent family that discloses formulations of Foralumab and dosing regimens for treating various disorders. This patent family has an issued patent in the U.S., issued patents in China and Japan, and applications pending in the U.S, Australia, Canada, China, Europe, Israel, Hong Kong, and Japan. The patents in this family will expire in August 2037, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

We have rights to a patent family that discloses methods of using Foralumab for treating central nervous system (CNS) disorders, licensed from Brigham and Women’s Hospital, Inc. (which is further described below). This patent family has applications pending in Canada, Europe, Japan, and the United States that, if issued as patents, will expire in June 2038, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

We have rights to a PCT application that discloses methods of using Foralumab for microglial activation, which is co-owned with Brigham and Women’s Hospital Inc. The patent applications in this family, if issued as patents, will expire in 2042, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

We have rights to a patent family that discloses methods of using Foralumab for treating gastrointestinal, autoimmune, and inflammatory disorders. This family has pending applications in the U.S., Europe, Australia, Canada, China, Hong Kong, and Japan. The applications in this family, if issued as patents, will expire in October 2039, excluding any patent term adjustment and patent term extensions that may be available.

We also have rights to a patent family that discloses methods of using Foralumab in the treatment of coronavirus. This family has pending applications in the U.S., Australia, Canada, China, Europe, Israel and Japan. The patent applications in this family, if issued as patents, will expire in 2041, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

We also have rights to a patent family that discloses methods of using Foralumab to enhance cell adoptive therapies. This family has pending applications in the U.S., Australia, Canada, China, Europe, Israel and Japan. The patent applications in this family, if issued as patents, will expire in 2041, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

We also have rights to a PCT application that discloses methods of administering Foralumab subcutaneously for the treatment of various diseases. Any patents issued in this family will expire in April 2042, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

We also have rights to a U.S. provisional application that discloses nasal formulations of Foralumab for the treatment of various diseases. Any patents issued in this family will expire in 2043, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

We have rights to a patent family that discloses methods of using TZLS-501 to treat various disorders, licensed from NovImmune S.A. This patent family includes five granted U.S. patents, one granted European patent, and granted patents in Australia, Canada, China, India, Israel, Japan, and Mexico. Applications are pending in U.S. and Japan. The patents in this family will expire in May 2029, excluding any patent term extensions available in several jurisdictions, such as Europe.

We have rights to a second patent family that discloses methods of using TZLS-501 to treat coronavirus alone and in combination with Actinomycin D. This patent family includes pending applications in the U.S., Australia, Canada, China, Europe, Israel, and Japan. The patent applications in this family, if issued as patents, will expire in March 2041, excluding any patent term extensions available in several jurisdictions.

We also have rights to two patent families related to Actinomycin D (ActD). The first family covers the use of ActD in the treatment of acute myeloid leukemia, and includes granted patents in the U.S., Australia, Canada, Japan, and Europe. The patents in this family will expire in September 2036, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Europe.

The second ActD family covers nanoparticle formulations of ActD and the use of the same in the treatment of acute myeloid leukemia and myelodysplastic syndrome. In this family, there are granted patents in the U.S. and Japan and pending applications in the U.S., Europe, Australia, Canada, and Japan. The patents and patent applications in this family, if issued as patents, will expire in September 2037, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Europe.

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

C. Organizational Structure

The following table sets out details of the Company’s significant subsidiaries:

Name	Principal activity	Registered address	Percentage shareholding	Country of incorporation

Tiziana Life Sciences Ltd	Clinical stage biotechnology company	107 Cheapside, London EC2V 6DN	100%	England & Wales
Tiziana Pharma Limited	Clinical stage biotechnology company	107 Cheapside, London EC2V 6DN	100%	England & Wales
Tiziana Therapeutics Inc.	Clinical stage biotechnology company	5 Penn Plaza, Floor 19 New York , NY 10001	100%	USA
Longevia Genomics S.r.l.	Biotechnology discovery company	Via Constantinopli 42 09100- Cagliria (CA)	100%	Italy

D. Property, Plant and Equipment

The below table contains information regarding existing or planned material tangible fixed assets owned or leased by Tiziana and its subsidiaries. We believe that suitable additional or substitute space will be available as needed to accommodate any future expansion of our operations.

Location	Tenure	Principal Use	Size
14-15 Conduit Street London W1S 2XJ, United Kingdom	4-year Lease	Principal Office	821 square feet
5 Penn Plaza 19th Floor New York, United States	Monthly lease	Principal Office	450 square feet
601 New Britain Road Building 100, Suite 102 Doylestown, PA, United States	Annual lease	Research & Development Centre	408 square feet

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

Overview

Introduction to Tiziana

We are a biotechnology company that is focused on the discovery and development of novel molecules and related diagnostics to treat high unmet medical needs in oncology and immunology. Our lead product candidate in immunology is Foralumab (TZLS-401), which we believe is the only fully human anti-CD3 monoclonal antibody, or mAb, in clinical development. MAbs represent a single pure antibody produced by single clones and are an important class of human therapeutics for treating cancers and autoimmune diseases. Generation of antibodies for use in humans developed in animals, leads to strong, immune responses limiting their effectiveness and potentially leading to severe side effects. A process known as “humanization” removes most of the animal components of the antibody thereby lowering the immune response from the human immune system. The entire omission of other animal material, as in fully human antibodies, is the optimal goal to avoid incompatibility with the human immune system. Our lead product candidate in oncology is Milciclib (TZLS-201), which is an orally bioavailable, small molecule broad spectrum inhibitor of cyclin-dependent kinases, or CDKs, and Src family kinases. CDKs are a highly conserved family of enzymes that phosphorylate a specific group of proteins that are involved in regulating the cell cycle. The cell cycle is a series of events that takes place in cells leading to division and duplication of its DNA to produce two daughter cells. Src family kinases are non-receptor tyrosine kinase proteins encoded by the Src gene also involved in regulating cell growth and potential transformation of normal cells to cancer cells. We are developing a fully human mAb targeting the IL-6R (TZLS-501) for which the intellectual property was licensed from Novimmune in January 2017. This fully human mAb has a novel mechanism of action, binding to both the membrane-bound and soluble forms of the IL-6R as well as depleting circulating levels of the IL-6 in the blood. Excessive production of IL-6 is regarded as a key driver of acute inflammation resulting from infection with viral agents such as Coronaviruses and of chronic inflammation, associated with autoimmune diseases such as multiple myeloma, oncology indications and rheumatoid arthritis, and we believe that TZLS-501 may have potential therapeutic value for these indications.

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

We are developing Foralumab, for which we in-licensed the intellectual property from Novimmune SA, or Novimmune, in December 2014, as a potential treatment for neurodegenerative diseases such as Secondary Progressive Multiple Sclerosis (SPMS), Crohn’s disease and delayed onset of Type I Diabetes (T1D). On November 10, 2022, Tiziana announced a short-term focus on administration of intranasal foralumab for treatment of neurodegenerative diseases, especially SPMS, based on positive clinical findings of Expanded Access (EA) SPMS patients at Brigham and Women’s Hospital treated with intranasal foralumab for up to 1 year. As the only fully human engineered human anti-CD3 mAb in clinical development, Foralumab has significant potential advantages such as a shorter treatment duration and reduced immunogenicity. We believe that oral or intranasal administration of Foralumab has the potential to reduce inflammation while minimizing the toxicity and related side effects. To date, Foralumab has been studied in one Phase 1 and two Phase 2a clinical trials conducted by Novimmune in 68 patients dosed by the intravenous route of administration. In these trials, Foralumab was observed to be safe and well-tolerated and produced immunologic effects consistent with potential clinical benefit while demonstrating mild to moderate infusion related reactions, or IRRs. With completion of the intravenous dosing for Phase 2a trial in Crohn’s Disease, Foralumab’s ability to modulate T-cell response enables potential extension into a wide range of other autoimmune and inflammatory diseases, such as Graft versus Host Disease (GvHD), ulcerative colitis (UC), multiple sclerosis(MS), type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis (PSA) and rheumatoid arthritis (RA).

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

On September 9, 2019, the FDA granted approval to initiate the Phase 1 clinical trials to evaluate the safety and pharmacokinetics of a novel enteric-coated capsule formulation of oral Foralumab at 1.25, 2.5 and 5.0 mg/day as a single ascending dose study. The study was completed in December 2019 at Brigham and Women’s Hospital (Boston, MA USA). A total of 12 subjects were enrolled; 9 received the single dose of foralumab and 3 received placebo. The median age (range) for the oral foralumab subjects was 23 (21 – 55) years, and for the placebo subjects it was 34 (27 – 51). Of the foralumab subjects, 6 were male and 3 were female. All 3 of the placebo subjects were female. No subjects discontinued the study. Formulated Foralumab powder blend encapsulated in enteric-coated capsule was well-tolerated at all doses tested and there were no drug-related safety issues observed even at the highest dose of 5 mg in this trial.

Tiziana initiated a Phase 1b clinical trial in Crohn’s disease patients to evaluate oral capsules of foralumab, a fully human anti-CD3 monoclonal antibody. The revised protocol allowed for the study of a broader patient population and a shorter dosing period. These protocol amendments or revisions were intended to expedite patient enrollment with study completion targeted for the fourth quarter of 2022. This study was the first multiple-dose study with orally administered enteric-coated capsules of foralumab in patients with Crohn’s disease. Due to the refocus of the company after the first six months of 2022, this study has been withdrawn.

A collaborative clinical trial was initiated on November 2, 2020 in Brazil investigating nasally administered Foralumab, either alone or in combination with orally administered dexamethasone (“Dexa”) in COVID-19 patients. The clinical study was completed in collaboration with scientific teams at the Harvard Medical School (Boston, USA), and INTRIALS, a full-service Latin American CRO based in São Paulo, Brazil. The objectives of the trial were to assess safety of the treatment and to evaluate if progression of the diseases is delayed with nasally administered 100mcg/day Foralumab (50mcg/nostril). This study enrolled 39 patients randomized in three cohorts: cohort 1, control with no treatment (n=16); cohort 2; nasally administered Foralumab plus 3 days of priming with orally administered 6 mg Dexamethasone (n=11) and cohort 3; nasally administered Foralumab (n=12). The Foralumab treatment regimen was once a day dosing for 10 consecutive days. The trial was completed in January 2021. There were no significant differences between cohort 2 and 3. All treatments were well-tolerated. There were no grade 3 or 4 severe adverse events (“SAEs”) in any of the cohorts. The CT scans of the lungs showed the improvement was approximately double that shown in patients treated with Foralumab as compared to those in the control group.   The results of the study were published in the peer-reviewed journal, Frontiers in Immunology entitled “Nasal Administration of Anti-CD3 Monoclonal Antibody (Foralumab) Reduces Lung Inflammation and Blood Inflammatory Biomarkers in Mild to Moderate COVID-19 Patients: A Pilot Study” in August 2021. This program has been temporarily paused to pursue the short-term focus on clinical development of intranasal foralumab administration for treatment of SPMS patients.

On September 2, 2021 the Company and Precision BioSciences Inc announced an exclusive license agreement to explore Foralumab as an agent to induce tolerance of allogeneic CAR T cells to potentially improve the clinical outcome of CAR T cell therapy. Precision’s approach to manufacturing produces CAR T cells that are virtually CD3-negative. Foralumab will be used as a lymphodepletion or tolerizing agent, either alone or in combination with other co-stimulatory molecules, to improve the long-term survival of CAR T cells in cancer treatment. Tiziana has completed manufacture of foralumab solution for injection to be used by Precision Biosciences.

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

Foralumab was given to an EA SPMS patient intranasally into each nostril on a regimen of M-W-F for two weeks followed by one week off therapy for a period of six months. This regimen was well-tolerated with associated beneficial clinical and biomarker changes. Importantly, the PET imaging data indicated inhibition of microglial cell activation observed at 3 months following treatment initiation and was sustained at 6 months after treatment start (see Table 1). The reduction in microglial activation was seen in all parts of the brain.

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

On April 5, 2022, Tiziana announced that FDA granted permission to enroll up to eight additional (SPMS) patients in Intermediate Size Patient Population in the EAP with intranasal foralumab. As part of the original treatment plan, the foralumab dose will remain 50 mcg three times a week (MWF), which is the same dose administered previously to the first two SPMS patients. The dosing regimen in this IND also has a provision for dose escalation up to 100 mcg three times a week (MWF) as an option to improve clinical benefit, if needed.

Data from a Secondary Progressive Multiple Sclerosis patient treated with intranasal foralumab were presented on June 2, 2022 at the consortium of multiple sclerosis centers (CMSC) 2022 annual meeting. Dr. Tanuja Chitnis, MD, Professor of Neurology and the Principal investigator of the clinical study at the at the Brigham and Women’s Hospital (BWH), Boston, MA., presented a poster discussing clinical data from a patient with SPMS, who was treated with intranasal foralumab for six months.

On June 8, 2022, Tiziana announced positive clinical results for the second patient (EA2) in the non-active SPMS Expanded Access (EA) Program following three months of dosing with intranasal foralumab. These results confirm the previously reported data, from the first non-active SPMS patient (EA1) that after three months of treatment, intranasal foralumab. was well-tolerated and improved clinical and PET imaging analyses. The second patient was diagnosed with SPMS in 2014. Since then, the disease has been progressive, resulting in an accumulation of disability. Patient EA2 started ocrelizumab in 2018 and stopped this treatment in 2021. During this time EA2’s non-active SPMS progressed as measured by EDSS worsening from 3.5 in 2018 to 6.0 in 2021. At this point in time EA2 needed a cane to walk 100 meters. Patient EA2 was subsequently enrolled in the intranasal foralumab expanded access program. On September 2022, 8 months after starting treatment with intranasal foralumab, EA2 was able to walk 100 meters without a cane or need to rest. This improved the EDSS from 6.0 to 5.5. EA2’s pyramidal score remained stable during this time. In December 2022, 11 months after starting treatment with intranasal foralumab, EA2 was able to walk 200 meters without a cane or need to rest, resulting in further improvement in EDSS from 5.5 to 5.0. EA2’s pyramidal score continued to remain stable. Lastly preliminary reading of EA2’s 11-month PET Scan (December 2022) demonstrated improvement in microglial activation over baseline.

On September 20, 2022, Tiziana announced that the second patient (“EA2”) with non-active secondary progressive multiple sclerosis (SPMS) receiving intranasal foralumab had shown additional clinical improvements as measured by the Expanded Disability Status Scale (EDSS), a standard clinical assessment.

On October 12, 2022, Tiziana announced that it planned to submit an Investigational New Drug Application (IND) for a Phase 1 Trial of intranasal foralumab in Alzheimer's disease patients after receiving an affirmative written response from the FDA on a Pre-Investigational New Drug Application (PIND). Tiziana plans on filing the IND for Alzheimer’s disease by the third quarter of 2023 upon the completion of requested toxicology studies, then starting its Phase 1 program by the end of 2023.

On November 2, 2022, Tiziana announced the completion of enrollment of the first patient cohort in its Intermediate Size Patient Population Expanded Access Program to evaluate foralumab in non-active SPMS patients.

On November 10, 2022, Tiziana announced its near-term focus on developing intranasal foralumab for inflammatory diseases of the Central Nervous System (CNS) such as non-active SPMS, Alzheimer’s disease and amyotrophic lateral sclerosis (ALS).

During 2022, Tiziana completed compatibility, stability and characterization studies of foralumab nasal solution in unit dose devices for nasal administration. Compatibility, stability and characterization studies of foralumab intranasal solution in multi dose device for intranasal administration will be completed in Q1 2023.

We are evaluating administrations of Foralumab to delay onset and progression of T1D in at-risk individuals. T1D is characterized as a chronic and progressive autoimmune disease leading to the destruction of insulin-producing β-cells of the pancreas. Teplizumab (Provention Bio), a humanized Fc-mutated anti-CD3 monoclonal antibody that alters the function of the T-lymphocytes that mediate the destruction of the insulin-producing β-cell is seeking FDA approval. The Company believes that Foralumab, a fully human anti-CD3 mAb, would have a better safety profile and clinical benefit than Teplizumab based on Foralumab’s fully human protein sequence and binding affinity for CD3e compared to Teplizumab. cGMP manufacturing of Foralumab solution for subcutaneous injection was initiated in April 2022 and IND submission is anticipated in 2023. This program has been temporarily paused to pursue the short-term focus on clinical development of intranasal foralumab administration for treatment of SPMS patients.

In 2022, Tiziana initiated five Good Laboratory Practice (GLP) safety toxicology studies of foralumab administered intranasally and subcutaneously in HuGEMM CD3 transgenic mice. The five studies consisted of three intranasal toxicology studies of 14 days, 13 weeks and 26 weeks dosing duration and two subcutaneous safety toxicology studies of 14 days and 28 days dosing duration. On December 15, 2022 the Company announced that it had successfully completed the 13-week toxicology trial and that intranasal foralumab was well-tolerated.

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

We are developing a fully human mAb targeting the IL-6R (TZLS-501) for which the intellectual property was licensed from Novimmune in January 2017. This fully human mAb has a novel mechanism of action, binding to both the membrane-bound and soluble forms of the IL-6R as well as depleting circulating levels of the IL-6 in the blood. Excessive production of IL-6 is regarded as a key driver of acute inflammation resulting from infection with viral agents such as Coronaviruses and of chronic inflammation, associated with autoimmune diseases such as multiple myeloma, oncology indications and rheumatoid arthritis, and we believe that TZLS-501 may have potential therapeutic value for these indications.

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

The Company is developing TZLS--501 for treatment of SSc-ILD. Tocilizumab (Actemra®, Roche) a humanized interleukin-6 (IL-6) receptor mAb antagonist. was approved by the FDA as a subcutaneous injection for slowing the rate of decline in pulmonary function in adult patients with systemic sclerosis-associated interstitial lung disease (SSc-ILD), a debilitating condition with limited treatment options. Actemra® is the first biologic therapy approved by the FDA for the treatment of the disease.

On April 9, 2020 The Company announced that it had developed investigational new technology to treat COVID-19 infections, consisting of direct delivery of anti-IL-6 receptor (anti-IL-6R) monoclonal antibodies (mAbs) into the lungs using a handheld inhaler or nebulizer for treatment of patients infected with COVID-19 (SARS-CoV-2) coronavirus. On June 29, 2020 the Company announced that it was advancing GMP manufacturing of TZLS-501 with STC Biologics concurrently with the development of inhalation technology using a hand-held nebulizer with Sciarra Laboratories and safety toxicology studies in Cynomolgus monkeys with ITR Canada Laboratories. GMP batches were initiated in January 2021 and completed in March 2021. Safety inhalation toxicology studies were initiated in November 2020 and completed in March 2021. Technological assessment of nebulizers for inhalation treatment of patients was initiated in September 2020 and completed in February 2021. An additional 240L cGMP batch of TZLS-501 drug substance was manufactured using an improved downstream process to support future development activities in June 2022. An IND for a Phase 1 Clinical Trial in Healthy Subjects for treatment of interstitial lung disease associated with systemic sclerosis (SSc ILD) was filed in December 2022. This program has been temporarily paused to pursue the Company’s short-term focus on clinical development of intranasal foralumab administration for treatment of SPMS patients.

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

 In the first half of 2017, the Group initiated a Phase 2a trial (CDKO-125a-010) of Milciclib to explore safety, tolerability and antitumor activity of milciclib as a single therapy in Sorafenib-resistant patients with unresectable or metastatic HCC and good liver function.. Typically, this population of patients have an advanced form of the disease with poor prognosis and an average overall survival expectancy of 3-5 months. The compound was administered as home-based treatment at the dose of 100 mg/day for 4 consecutive days a week in a 4-week cycle (4 days on/3 days off x q4 wks) for a total of 24 weeks. The Phase 2a trial was completed in June 2019 with clinical safety result reported in July 2019 and efficacy results reported in September 2019. The drug was well tolerated and the trial met clinical endpoints.

Since overexpression of CDKs and dysregulation in pRB pathway (regulates transcription factors critical for cell cycle progression) are prominently associated with tumor cell resistance to certain chemotherapeutic drugs, inhibition of multiple CDKs is an appealing approach to improve clinical responses in cancer patient’s refractory to existing treatment options. A Phase 1 dose-escalation study of Milciclib in combination with gemcitabine in patients with refractory solid tumors exhibited clinical activity in patients including those refractory to gemcitabine. Milciclib shows inhibitory effects against multiple cell lines with mutationally active G12D (non-small cell lung carcinoma), G13D (colorectal cancer), G12V(pancreatic cancer), and G12C (pancreatic cancer The Company also intends to evaluate milciclib in combination with gemcitabine for treatment of pan KRAS mutations in NSCLC patients. cGMP manufacturing of milciclib capsules was completed in January 2022 and IND filing was completed on December 15, 2022. This program has been temporarily paused to pursue the short-term focus on clinical development of intranasal foralumab administration for treatment of SPMS patients.

Since our inception in March 2014, we have devoted substantially all our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of ordinary shares. Through December 31, 2022, we had received net cash proceeds of $118.3m million from sales of our ordinary shares, issuance of convertible loans, short term loans and warrants.

Since our inception, we have incurred operating losses. Our net loss after taxation was $12.1 million for the year ended December 31, 2022, $23.4 million for the year ended December 31, 2021 and $26.1m for the year ended December 31, 2020 respectively. As of December 31, 2022, we had cash and cash equivalents of $18.1 million.

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

The table below summarizes our R&D expenses incurred by program:

	Year ended December 31,
	2022	2021	2020	2019
Direct research and development expense by program:	(in thousands)
Foralumab	$8,962	$3,372	$1,346	$1,750
Milciclib	111	1,175	364	1,916
TZLS-501	3,785	8,556	4,167	39
ACT-D	50	74	62	-
CAR-T	47	31	-	-
StemPrintER	-	-	54	9
Total direct research and development expense	$12,955	$13,208	$5,993	$3,714
Indirect research and development expense			-	-
Total research and development expense	$12,955	$13,208	$5,993	$3,714

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

Comparison of Years Ended December 31, 2022 and 2021

The following tables summarizes our results of operations for the years ended December 31, 2022 and 2021:

	Year ended December 31,
	2022	2021	Change
	(in thousands)
Operating Expenses
Research and Development	(12,955)	(13,208)	253
Operating expenses	(1,638)	(13,311)	11,673
Realization bonus	-	(855)	855
Total operating expenses	(14,593)	(27,374)	12,781

Loss from operations	(14,593)	(27,374)	12,781

Other income/(expense):
Finance Income/(expense)	(869)	(176)	(693)
Other income	65	893	(828)
Total other income/(expense)	(804)	717	(1,521)

Loss from operations before income taxes	(15,397)	(26,657)	11,260

Income tax credit	-	3,240	(3,240)

Loss for the year	(15,397)	(23,417)	8,020

Other Comprehensive loss:
Gain/(Loss) on currency translation	(3,582)	(4,478)	896

Comprehensive loss	(18,979)	(27,895)	8,916

Research and Development Expenses

Research and development activities were $13.0 million for the year ended December 31, 2022 compared to $13.2 million for the year ended December 31, 2021 a decrease of $0.3 million. The decrease in cost is a result of focused expenditure of anti-IL-6R monoclonal antibodies (mAbs) compounds and the manufacturing of Foralumab and less spending on Milciclib.

General and Administrative Expenses

Operating expenses were $1.6 million for the year ended December 31, 2022 as compared $13.3 million for the year ended December 31, 2021, a decrease of $11.7 million. The decrease in operating expenses is a result of a decrease in option related expenses of $6.3mm due to options forfeitures and a decrease in options outstanding during the year, a saving of $2.4m in labor costs due to a reduced headcount in 2022, a reduction in legal costs of $1.5m due to a one off reorganization in 2021, a savings in insurance of $0.5m due to more favorable market conditions for D&O, $1.3m net gain due to favorable foreign exchange movements and other general savings of $0.3m.

Realization Bonus Expense

A realization bonus of $13.2 million became payable during the year ended December 31, 2020 to the chairman of the board. This became payable upon the Company raising funds in excess of $28m (£20m), which it successfully raised in August 2020. As the bonus was not settled until November 2021, interest of $0.9m was accrued on the amount due in the year to December 31, 2021. No further realization bonus was paid during year ended December 31, 2022.

Other income/(expense)

There was finance expense during the year of $0.8 million for the year ended December 31, 2022. This charge related to the change in fair value of the company’s investment in Accustem Sciences Inc as the share price as at December 31, 2022 was $1.35 per share compared to the investment price of $2 per share.. No further charges were incurred in the year ended December 31, 2021.

Income Tax Credit

Income tax credits of $3.2 million were recognized for the year ended December 31, 2021. No income tax credit was recognized for the year ended December 31, 2022 as the claim for 2020 is currently under review by HMRC, the company is awaiting the results of this review before proceeding with a claim for year ended December 31, 2022.

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

As of December 31, 2022, we had cash and cash equivalents of $18.1 million.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended December 31,
	2022	2021	2020
Net cash used in operating activities	$(19,615)	$(21,762)	$(11,335)
Net cash used in investing activities	(3,996)	(23)	(123)
Net cash (used in) / provided by financing activities	(55)	130	75,346
Effect of exchange rate changes on cash and cash equivalents	(398)	(1,983)	1,736

Net (decrease)/increase in cash and cash equivalents	$(23,666)	$(21,655)	$(63,888)

Net Cash Used in Operating Activities

Our use of cash in each of the years ended December 31, 2022, and 2021, resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $19.6 million during the year ended December 31, 2022 decreased by $2.1 million compared to the year ended December 31, 2021.

Our use of cash in each of the years ended December 31, 2021, and 2020, resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $21.8 million during the year ended December 31, 2021 increased by $10.5 million compared to the year ended December 31, 2020

Net Cash Used in Investing Activities

 During the year ended December 31, 2022, we used $4 million of cash in investing activities. The company spent $2.7m investing in a related party, Accustem Sciences Inc, where we purchased 1,337,970 shares for $2 a share, and $1.3m on a share buyback scheme.

During the year ended December 31, 2021, we used $0.02 million of cash in investing activities for the purchases of property and equipment offset by a finance lease receivable.

Net Cash (used in)/ Provided by Financing Activities

During the year ended December 31, 2022 $0.01 million was used in the repayment of lease expenses. During the year ended December 31, 2021, net cash provided by financing activities was $0.01 million consisting of net cash proceeds the exercise of warrants.

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

We believe that our existing cash, will enable us to fund our operating expenses and capital expenditure requirements for the immediate future. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments and obligations as of December 31, 2022 and 2021.

As at December 31, 2022
(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	$-	$-	$-	$-
Operating lease obligations	382	139	243	-
Total	$382	$139	$243	$-

As at December 31, 2021
(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	$-	$-	$-	$-
Operating lease obligations	24	-	-	-
Total	$24	$-	$-	$-

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors as of April 24, 2023.

Name	Age	Position
Gabriele Marco Antonio Cerrone MBA (2)	51	Executive Chairman and acting Chief Executive Officer
Willy Simon (1,2,3)	71	Non-Executive Director
John Brancaccio (1), (3)	75	Non-Executive Director

(1)	Remuneration Committee member

(2)	Nominating Committee member

(3)	Audit Committee member

The following table sets forth information regarding our senior managers as of April 24, 2023:

Name	Position
Matthew Davis	Chief Medical Officer and Acting Chief Scientific Officer
Keeren Shah	Chief Financial Officer
Jules S. Jacob	Executive Director, CMC & Non-Clinical Development
Dr. Vaseem A. Palejwala	Senior Director, Clinical operations

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

John Brancaccio – Non-Executive Director

John Brancaccio, a retired CPA, has served as a director of our company since July 2020. From April 2004 until May 2017, Mr. Brancaccio was the Chief Financial Officer of Accelerated Technologies, Inc., an incubator for medical device companies. Mr. Brancaccio served as a director of Callisto Pharmaceuticals, Inc. from April 2004 until its merger with Synergy Pharmaceuticals, Inc. in January 2013 and was a director of Tamir Biotechnology, Inc. (formerly Alfacell Corporation) until 2019, as well as a director of Hepion Pharmaceuticals, Inc. since December 2013, Rasna Therapeutics, Inc. since September 2016, Cardiff Oncology, Inc. from December 2005 until June 2022 and Okyo Pharma Ltd since June 2020. Mr. Brancaccio served as a director of Synergy from July 2008 until April 2019.

Keeren Shah – Chief Financial Officer

Keeren Shah serves as our Chief Financial Officer. Ms. Shah currently also serves as the CFO of Accustem Sciences Inc, OKYO Pharma Ltd and Rasna Therapeutics Inc., having previously served as the Group Financial Controller for these businesses from June 2016 to July 2020. Prior to joining the Company, Ms. Shah spent 10 years at Visa, Inc. as a Senior Leader in its finance team where she was responsible for key financial controller activities, financial planning and analysis, and core processes as well as leading and participating in key transformation programmes and Visa Inc.’s initial public offering. Before joining Visa, Ms. Shah has also held a variety of finance positions at other leading companies including Arthur Andersen and BBC Worldwide. She holds a Bachelor of arts with honours in Economics and is a member of the Chartered Institute of Management Accountants.

Matthew W Davis - Chief Medical Officer and Acting Chief Scientific Officer

Dr. Davis has extensive experience in new drug application, or NDA, and biologic license application, or BLA, FDA approvals and device clearances. Notable approved brands that Dr. Davis has worked on include Lidoderm®, Sculptra®, Colcrys® and most recently QWO®. Dr. Davis previously served as Chief Scientific Officer and Chief Medical Officer at Endo Pharmaceuticals where he restructured the R&D department and collaborated to obtain BLA approval for QWO®. Additionally, Dr. Davis was Chief Medical Officer for Lupin Inc. and URL Pharma, Inc. where he spearheaded three NDA approvals and was the inventor on all 17 Orange Book listed patents for Colcrys®. He also was on the executive team that sold URL Pharma to Takeda Pharmaceutical Company for approximately $800M combined with over $1B in performance-based contingent earn out payments.

Dr. Davis matriculated to the University of Pennsylvania as an undergraduate. He received his Pharmacy Degree from Temple University and his Medical Degree from the Medical College of Pennsylvania. Dr. Davis undertook his surgical training at Brown University and his Urology training at Washington Hospital Center.

Jules S. Jacob – Executive Director, CMC & Non-Clinical Development

Mr. Jules Jacob has served as Senior Director (2017-2021_ and Executive Director of CMC and Non-Clinical Development of the company since January 2022. He has over 25 years of drug development experience. Previously, Mr. Jacob was senior director of product development at Aprecia Pharmaceuticals Company, a drug delivery technology platform company, from March 2009 to July 2017, where he led the development of Spritam®, the first FDA-approved dosage form manufactured using 3-dimensional printing, and other 505(b)(2) pipeline products. Mr. Jacob was director of formulation development at Panacos Pharmaceuticals Inc., a drug company focused on human immunodeficiency virus, or HIV, and other major human viral diseases, from March 2007 to December 2008, where he worked on the development of first-in-class maturation inhibitors for the treatment of HIV. Mr. Jacob was a founding scientist, director of R&D and director of technology development at Spherics, Inc., a pharmaceutical company that engaged in developing and manufacturing oral pharmaceutical products for CNS conditions, GI disorders, and cancer, from February 2000 to February 2007. Mr. Jacob worked on the development of bioadhesive dosage forms for treatment of CNS disorders, through the 505(b)(2) regulatory pathway at Spherics Inc. Mr. Jacob completed his undergraduate degree and graduate education in biological and medical sciences at Brown University and has an active visiting faculty appointment in the Department of Molecular Pharmacology, Physiology and Biotechnology at Brown University.

Dr. Vaseem A. Palejwala – Senior Director, Clinical Operations

Dr. Palejwala has served as Director, Non-Clinical Studies of the company since January 2017; Director (2018-2021) and Senior Director, Clinical Operations since 2022. He has 23 years of experience in drug discovery and development. From January 2015 to January 2017, Dr. Palejwala served as director of discovery and preclinical research, and from December 2012 to December 2014 served as associate director of discovery and preclinical research, at Synergy Pharmaceuticals Inc. where he actively contributed to establishing GI tract-related preclinical animal models for testing the efficacy and validating the mechanism of action for both plecanatide and dolcanatide. Dr. Palejwala also actively participated in preparation of the nonclinical pharmacology section of the NDA for Trulance®. From 2001 to 2012, Dr. Palejwala served as discovery scientist/manager at Sanofi S.A., a multinational pharmaceutical company, where he advanced both small molecule and biologic programs in immunology, inflammation, oncology, CNS and metabolic disorders and also contributed to establishing and managing high-throughput gene expression profiling platform capabilities. Dr. Palejwala holds a degree in microbiology and chemistry from Bombay University, as well as a master of science degree in microbiology and a Ph.D. in microbiology from the Maharaja Sayajirao University of Baroda.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	Compensation

Total Compensation for the Executive Chairman and Non-Executive Directors

The table below sets out the total remuneration received by the Executive Chairman and the Non-Executive Directors for the year ended December 31, 2022.

Name	Position	Fees earned or paid in cash ($000)	Bonus earned or paid in cash ($000) (2)	Options awarded ($000) (1)	Other ($000)	Total ($000)
Gabriele Cerrone	Executive Chairman	296	148	-	-	444
Willy Simon	Non – Executive Director	55	-	-	-	55
John Brancaccio	Non – Executive Director	55	-	-	-	55

(1)	Represents the fair value of incentive stock options granted during the year to December 31, 2022 using an appropriate valuation model for computing stock-based compensation expense as of the date of grant.

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

The first realization bonus was satisfied on 5 August 2020, and the Chairman was unconditionally entitled to the immediate delivery of 4,763,995 new ordinary shares credited as fully paid in lieu of a cash payment. The number of shares to be issued was fixed. Due to the delayed delivery of shares, additional shares were granted in lieu of interest.

On October 9, 2020, we entered into an amended agreement with Mr Cerrone, increasing his base salary to £240,000 per annum. All other terms and conditions remained the same.

On 21 October 2021, we entered into a new agreement which superseded the original consultancy agreement dated June 9, 2016 and the amended agreement dated October 9, 2020. The duration of the consultancy agreement was fixed until December 31, 2028 and the fee remained at £240,000 per annum. All terms regarding the second realization bonus remained the same.

On 14 March, 2023, we granted Mr Cerrone a long-term realisation bonus on the basis that were the Company to be sold, during the currency of his directorship or in the period of 6 years thereafter, for a price at, or in excess of, US$1,000,000,000 that Mr Cerrone receive a bonus equal to 6.5% of the enterprise value of the Company (and not just the excess over US$1,000,0000,000), such bonus to be in addition to the current realization bonus contained in Mr Cerrone’s consultancy agreement dated December, 21 2022 but on the basis that were the US$1,000,000,000 threshold to be hit, the Company would be entitled to offset any payment due under the realisation bonus contained in the December, 21 2022 Consultancy Agreement against any amount then due under this new realisation bonus. The terms of the award to make appropriate provision for any "spin-off" of assets and for the eventuality that the Company be sold for non-cash consideration. In addition, it should be a clear condition that Mr Cerrone be responsible for all tax liabilities in connection with any payment of the award.

Non -Executive Director remuneration

The remuneration of our non-executive directors is determined by our board as a whole, based on independent compensation reviews. We intend to enter into service contracts with our directors for their services or amend and restate any prior service contracts in place prior to, or as soon as practicable, following the filing of this registration statement.

Compensation of Executive Directors

The table below sets the remuneration of each of the Executive Directors for the financial year ended December 31, 2022.

Name	Position	Fees earned or paid in cash ($000)	Bonus earned or paid in cash ($000)	Options awarded ($000) (1)	Total ($000)
Kunwar Shailubhai (2)	Executive Director	379	-	-	379
Tom Adams (3)	Executive Director	-	-	-	-

(1)

Represents the fair value of incentive stock options granted during the year to December 31, 2022 using an appropriate valuation model for computing stock-based compensation expense as of the date of grant.

(2)	Dr. Kunwar Shailubhai resigned from the company on August 1, 2022.
(3)	Dr. Adams passed away on January 9, 2022.

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

Dr. Shailubhai resigned from his position on our board and his employment terminated on August 1, 2022.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards for our directors, executive officers, and non-executive directors, as of December 31, 2022:

Name	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share (£)	Grant Date	Expiration Date
Gabriele Cerrone	915,388	0.70	25/06/2014	25/06/2024
	1,629,702	0.70	06/05/2020	05/05/2028

Willy Simon	125,000	2.95	25/08/2020	24/08/2030

John Brancaccio	125,000	2.95	25/08/2020	24/08/2030

The Tiziana Life Sciences Ltd (formerly Tiziana Life Sciences plc) Employee Share Option Plan with Non-Employee Sub-Plan and US Sub-Plan

The Tiziana Life Sciences Ltd (formerly Tiziana Life Sciences plc) Employee Share Option Plan with Non-Employee Sub-Plan and US Sub-Plan, or the 2016 Plan, was adopted by the Board on March 23, 2016 and approved by shareholders on June 30, 2016 and allows for the grant of options to eligible service providers. The material terms of the 2016 Plan are summarized below. This plan closed to new entrants on October 21, 2021 and has been superseded by the Tiziana Life Sciences Ltd 2021 Equity Incentive Plan.

Eligibility and Administration

Prior to October 21, 2021, our employees, consultants and directors, and employees and consultants of our subsidiaries were eligible to receive options under the 2016 Plan. The 2016 Plan was administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to the limitations imposed under the 2016 Plan, stock exchange rules and other applicable laws. The plan administrator has the authority to take all actions and make all determinations under the 2016 Plan, to interpret the 2016 Plan and option agreements and to adopt, amend and repeal rules for the administration of the 2016 Plan as it deems advisable. The plan administrator also had the authority to determine which eligible service providers receive options, to grant options and to set the terms and conditions of all options granted under the 2016 Plan, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the 2016 Plan.

Options

The 2016 Plan provided for the grant of options. All options granted under the 2016 Plan were set forth in option agreements, which will detail the terms and conditions of the options.

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

Change of Control and Variation of Share Capital

A Change in Control shall not, in and of itself, accelerate the vesting, settlement or exercisability of outstanding awards, unless otherwise specified.

 Transferability

Transferability of Restricted Stock shall be prohibited or restricted in the manner and to the extent prescribed in the applicable Award Agreement. Such restrictions may include, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Stock to a continuing substantial risk of forfeiture in the hands of any transferee.

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

Relationship to Employment Contract. The rights of a UK Participant under the terms of his or her office or employment with the Company or any Subsidiary shall not be affected by the Plan, this Supplement or any Award Agreement. The value of any benefit realized by a UK Participant in respect of an Award shall not be taken into account in determining any pension or similar entitlement.21

Limitation on Claims. A UK Participant shall have no right to compensation or damages on account of any loss in respect of an Award where the loss arises (or is claimed to arise), in whole or in part, from termination of office or employment with, or notice to terminate office or employment given by or to, the Company or any Subsidiary. This exclusion of liability shall apply however termination of office or employment, or the giving of notice, is caused, and however compensation or damages are claimed. A UK Participant shall have no right to compensation or damages from the Company or any Subsidiary on account of any loss in respect of an Award where the loss arises (or is claimed to arise), in whole or in part, from any Change in Control, any company ceasing to be a Subsidiary or the transfer or any business from the Company or any Subsidiary to any other person

C. Board Practices

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

●	We do not follow Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under English law. In accordance with generally accepted business practice, our Bye-laws will provide alternative quorum requirements that are generally applicable to meetings of shareholders.

●	We do not follow Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive sessions where only independent directors are present. Our independent directors may choose to meet in executive sessions at their discretion.

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

Board and Shareholder Ability to Call Special Meetings

Our Bye-laws provide that (a) the president or the chairman of the Company (if any) or any two Directors or any Director and the Secretary or the Board may convene a special general meeting whenever in their judgment such a meeting is necessary and (b) the board of directors must convene a special general meeting at the request of shareholders holding not less than one-tenth of the paid-up share capital of the Company with the right to vote at general meetings.

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

Composition of Our Board of Directors

Our board of directors is currently composed of three members. Our board of directors has determined that, of our four directors, none have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of two of the directors, Mr. John Brancaccio and Mr. Simon, and that each of these directors is “independent” as that term is defined under Nasdaq rules.

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

The Class of the members of the Board of Directors is as follows:

Name	Class	Year Current Term Began	Year Current Term Expires
Gabriele Cerrone	I	2021	2024
John Brancaccio	II	2021	2023
Willy Simon	III	2022	2023

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

Board Diversity Matrix (As of April 24, 2023)

Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	3

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0

D. Employees

As of December 31, 2022, we had 9 full time employees. Three of our employees were engaged in research and development and six employees were engaged in management, administration and finance. Five are located in England and four are located in the United States. None of our employees are members of labor unions. None of our employees are covered by a collective bargaining agreement.

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

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions.”

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of April 24, 2023 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and

●	each member of our board of directors and each of our executive officers.

The number of ordinary shares beneficially owned by each entity, person, board member, or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of April 24, 2023 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

	Number of Ordinary Shares Beneficially Owned
Name and address of beneficial owner	Shares	%
5% or Greater Shareholders:
Gabriele Cerrone(1)	39, 806,023	38.58

Executive Officers and Directors:
Gabriele Cerrone(1)	39,806,023	38.58
Willy Simon	8,250	*
John Brancaccio	-	-
	-	-
All directors and executive officers as a group (3 persons)(2)	39,814,273	38.58

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Mr. Gabriele Cerrone is the ultimate beneficial owner of ordinary shares through Planwise Group Limited and Panetta Partners Limited.

Includes 915,388 stock options which are currently exercisable or exercisable within 60 days of April 24, 2023

(2)	Includes of 915,388 stock options which are currently exercisable or exercisable within 60 days of April 24, 2023

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

Employment Agreements

We have entered into a consultancy agreement with our Acting Chief Executive Officer, and director agreements with our remaining board members. For further details on these agreements, see Item 6 entitled “Directors, Senior Management and Employees.”

We have entered into certain related party transactions as disclosed in Note 8 and Note 23 to the Consolidated Financial Statements in Item 18 of this report.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8: FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements”.

Legal Proceedings

Except as disclosed in this paragraph, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware), which may have, or have had during the 12 months prior to the date of this registration statement, a significant effect on the Company’s and/or our financial position or profitability. In addition to the proceedings set out in this section, the Company is involved in other legal proceedings and claims in the ordinary course of business.

B. Significant Changes

See Note 25 of our consolidated financial statements at the end of this Annual Report for a description of the significant changes since December 31, 2022.

ITEM 9: THE LISTING

A. Listing Details

Our common shares are listed on The Nasdaq Capital Market under the symbol “TLSA.”

B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are listed on the Nasdaq Capital Market under the symbol “TLSA.”

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

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Common shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). In addition, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Common shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties and other adverse circumstances may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

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

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Finance Director, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2022. Based on that evaluation, the Company’s Chief Executive Officer and the Company’s Finance Director have concluded that as of December 31, 2022, due to the existence of the material weaknesses in the Company’s internal control over financial reporting described below, the Company’s disclosure controls and procedures were not effective.

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

Under the supervision and with the participation of management, the Company’s Chief Executive Officer and the Company’s Finance Director, the Company conducted an evaluation of the effectiveness of its internal control over financial over financial reporting based on the framework described in Internal Control-Integrated Framework issued by the Commission of Sponsoring Organizations of the Treadway Commission, as revised in 2013. Based on that evaluation, management has concluded that the Company did not maintain effective internal control over financial reporting as of the period ended December 31, 2022 due to the existence of the material weaknesses in internal control over financial reporting described below.

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

Management has determined that the Company did not maintain effective internal control over financial reporting as of the period ended December 31, 2022 due to the existence of the following material weaknesses identified by management. The material weaknesses identified below did not result in a material misstatement of our consolidated financial statements, and management believes that our consolidated financial statements present fairly the consolidated financial position, results of operations and cash flows for the periods covered. However, management recognizes that the failure of the internal control over financial reporting to operate effectively as described below could have resulted in a material misstatement which may not have been detected by our controls:

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

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the aggregate fees billed to us for services rendered by PKF and Mazars, our independent registered public accounting firm.

	Year Ending December 31,
	2022	2021
	(in thousands)
Audit fees	297	292
Other assurance services	28	32

Total	325	324

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2022, we purchased 1,683,544 of our common shares at an average price of $0.78 (excluding fees).

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

ITEM 18: FINANCIAL STATEMENTS

See the Financial Statements beginning on page F-1.

ITEM 19: EXHIBITS

Exhibit No.	Description

2.1	Description of registrant’s securities (incorporated by reference to Form 8-K filed on October 21, 2021).
3.2	Memorandum of Association of Tiziana Life Sciences Ltd, adopted as of October 20, 2021 (incorporated by reference to Exhibit 3.1 to Form 8-K12B filed on October 21, 2021).
3.3	Amended and restated bye-laws of Tiziana Life Sciences Ltd, adopted as of October 20, 2021 (incorporated by reference to Exhibit 3.2 to Form 8-K12B filed on October 21, 2021).
4.1	License Agreement relating to Milciclib between Nerviano Medical Services S.r.l. and Tiziana Life Sciences PLC, dated January 2015 (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.2	License and Sublicence Agreement relating to CD3 (NI-0401) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2014. incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.3	License and Sublicence Agreement relating to IL-6r (NI-1201) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2016. (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.4	License Agreement relating to a novel formulation of Foralumab in a medical device for nasal administration between The Brigham and Women’s Hospital, Inc. and Tiziana Life Sciences plc, dated April 2018. (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.5*	Annual Lease for 14-15 Conduit Street, London W1S 2XJ United Kingdom
4.7*	Lease agreement for 601 New Britain Road, Suite 102, Doylestown Old Easton Road, Doylestown, Pennsylvania, 18901, United States, dated August 29, 2022.
4.8	Tiziana Life Sciences plc Employee Share Option Plan, with Non-Employee Sub-Plan and US Sub-Plan, adopted by the Board on 23 March 2016 and approved by shareholders on June 30, 2016. (Incorporated by reference to Exhibit 4.7 to Form 20-F filed on April 4, 2019).
4.9

Amended and Restated Service Agreement dated July 11, 2019, between the Registrant and Dr. Kunwar Shailubhai (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to Form F-1 filed on September 20, 2019)

4.10	Form of Deed of Indemnity for board members. (Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.12	Tiziana Life Sciences Ltd 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Form 8-K12B filed on October 21, 2021).
8.1	List of Subsidiaries. (Incorporated by reference to Exhibit 8.1 to Form 20-F filed on May 23, 2022).
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Mazars LLP (Incorporated by reference to Exhibit 15.1 to Form 20-F filed on May 23, 2022).
15.2*	Consent of PKF Littlejohn.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed Herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Tiziana Life Sciences Ltd

By:	/s/ Gabriele Cerrone
Gabriele Cerrone
Acting Chief Executive Officer

Date: April 26, 2023

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TIZIANA LIFE SCIENCES LTD

Consolidated Financial Statements and Notes to Financial Statements to be provided under separate cover.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Statements of financial position of Tiziana Life Sciences Limited its subsidiaries (the “Group”) as of December 31, 2022 and the related Consolidated Statements of comprehensive income, Consolidated Statements of cash flow and Consolidated Statements of changes in equity for the year ended December 31, 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2022and the results of its operations and its cash flows for the year ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

PKF Littlejohn LLP

We have served as the Group’s auditor since 2022.

London, England

April 26, 2023

TIZIANA LIFE SCIENCES LTD

Consolidated Balance Sheets

(In thousands)

		Year ended December 31,
		2022	2021
		$	$
ASSETS
Current assets:	Notes
Cash and cash equivalents		18,122	42,186
Prepayments and other receivables	12	300	1,301
Taxation receivable	10	4,246	4,736
Related party receivables	21	1,614	456
Total current assets		24,282	48,679
Non – Current Assets:
Property and equipment, net		17	17
Right of use asset	22	372	-
Intangible asset		-	130
Investment in related party	19	1,806	-
Total non-current assets		2,195	147

Total assets		26,477	48,826

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Current liabilities:
Accounts payable and accrued expenses	18	6,532	6,181
Lease Liability	22	122	-
Related party payable		-	1,355
Other liabilities		9	10
Total current liabilities		6,663	7,546

Lease Liability (Non-Current)	22	243	-
Total liabilities		6,906	7,546

Shareholders’ Equity:
Called up share capital (102,272,614 shares are issued and outstanding; 2021: 102,272,614)		102	102
Share premium		15,596	15,596
Share based payment reserve – Options		5,190	13,797
Share based payment reserve – warrants		697	697
Merger relief reserve		118,697	118,697
Treasury shares		(1,320)	-
Translation reserve		(3,128)	454
Retained earnings		(116,263)	(108,063)
Total shareholders’ equity		19,571	41,280
Total liabilities and shareholders’ equity		26,477	48,826

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES LTD

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except loss per share)

		Year ended December 31,
		2022	2021	2020
		$	$	$
Operating Expenses	Notes
Research and Development		(12,955)	(13,208)	(5,993)
Operating expenses		(1,631)	(13,311)	(11,203)
Realization bonus		-	(855)	(13,214)
Impairment of other non-current asset		-	-	(279)
Gain from disposal of intellectual property		-	-	2,663
Total operating expenses		(14,586)	(27,374)	(28,026)

Loss from operations		(14,586)	(27,374)	(28,026)

Other income/(expense):
Finance Income/(expense)	9	(7)	(176)	(312)
Other income/(losses)	4	(804)	893	-
Total other income/(expense)		(811)	717	(312)

Loss from operations before income taxes		(15,397)	(26,657)	(28,338)

Income tax credit		-	3,240	2,207

Loss for the year		(15,397)	(23,417)	(26,131)

Other Comprehensive loss:
Gain/(Loss) on currency translation		(3,582)	(4,478)	3,474

Comprehensive loss		(18,979)	(27,895)	(22,657)

Basic and diluted loss per share attributable to common shareholders		$(0.15)	$(0.24)	$(0.16)

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES LTD

Consolidated Statements of Shareholders’ Equity

(In thousands)

	Share Capital	Share Premium	Share Based Payment Reserve (Options)	Share Based Payment Reserve (warrants)	Merger Reserve	Treasury Shares	Retained Earnings	Shares to be issued Reserve	Translation Reserve	Total Equity
	$	$	$	$	$	$	$	$	$	$
Balance at 31 December 2020	97	-	8,624	697	118,697	-	(84,646)	13,503	5,414	62,386
Issue of share capital	2	759	-	-	-	-	-	-	-	761
Share based payment charge (options)	-	-	5,173	-	-	-	-	-	-	5,173
Shares issued in lieu of cash realization bonus	3	14,837	-	-	-	-	-	(13,503	(482)	855
Total transactions with owners	5	15,596	5,173	-	-	-	-	(13,503	(482)	6,789
Comprehensive loss
Loss for the period	-	-	-	-	-	-	(23,417	-	-	(23,417)
Translation	-	-	-	-	-		-	-	(4,478)	(4,478)
Total comprehensive loss	-	-	-	-	-	-	(23,417	-	(4,478)	(27,895
Balance at 31 December 2021	102	15,596	13,797	697	118,697	-	(108,063)	-	454	41,280
Treasury Shares	-	-	-	-	-	(1,320)	-	-	-	(1,320)
Share based payment charge (options)	-	-	1,811	-	-	-	-	-	-	1,811
Options forfeited/cancelled in the year	-	-	(3,221)	-	-	-	-	-	-	(3,221)
Reclass of FV for options forfeited/Cancelled	-	-	(7,197)	-	-	-	7,197	-	-	-
Total transactions with owners	-	-	(8,607)	-	-	-	7,197	-	-	(1,410)
Comprehensive loss
Loss for the period	-	-	-	-	-	-	(15,397)	-	-	(15,397)
Translation	-	-	-	-	-		-	-	(3,582)	(3,582)
Total comprehensive loss	-	-	-	-	-		(15,397)	-	(3,582)	(18,979)
Balance at 31 December 2022	102	15,596	5,190	697	118,697	(1,320)	(116,263)	-	(3,128)	19,571

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES LTD

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from operations before income taxes	$(15,397)	$(26,657)	$(28,338)
Adjustments to reconcile net loss to net cash used in operating activities:
Convertible loan interest accrued	-	163	272
Shares issued in lieu of fees	-	-	466
Share based payment – options	1,811	5,173	5,070
Share based payment – warrants	-	-	26
Fair value loss on investment	869	-	-
Loss on disposal of asset	129	-	-
Bonus to be settled in equity	-	855	13,503
Depreciation	1	8	5
(Gain)/ loss on foreign exchange	(3,183)	(1,899)	237
Options forfeited during the year	(3,221)	-	-
Depreciation of right-of-use asset	50	133	86
(Gain)/loss on disposal of right of use asset	-	(28)	-
Proceeds from finance lease reclassified as an investing activity	-	(152)	-
Cash inflow from taxation	490	1,415	-
Impairment of SharDNA SPA	-	-	296
Gain from disposal of intellectual property	-	-	(2,663)
Net (increase) in related party receivables	(1,158)	(88)	(31)
Net (decrease)/increase in related party payables	(1,355)	(685)	1,145
Net (increase)/decrease in operating assets/other receivables	1,002	516	(437)
Net increase/(decrease) in operating liabilities /other liabilities	347	(516)	(972)
Net cash used in operating activities	(19,615)	(21,762)	(11,335)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of PPE	-	(22)	(3)
Purchase of Act D	-	-	(120)
Proceeds from finance lease	-	152	-
Investment in Related Party	(2,676)	-	-
Purchase of Treasury Shares	(1,320)	-	-
Net cash used in Investing activities	(3,996)	130	(123)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	-	-	71,157
Proceeds from issuance of convertible loan notes	-	-	163
Proceeds from issuance of warrants	-	129	3,364
Proceeds from issuance of options	-	-	939
Repayment of leasing liabilities	(55)	(152)	(277)
Net cash (used in)/provided by financing activities	(55)	(23)	75,346

Net decrease in cash and cash equivalents	(23,666)	(21,655)	63,888

Cash and cash equivalent, beginning of year	42,186	65,824	200
Exchange difference on cash and cash equivalents	(398)	(1,983)	1,736
Cash and cash equivalent, end of year	18,122	42,186	65,824

TIZIANA LIFE SCIENCES LTD

Notes to Consolidated Financial Statements

1. GENERAL INFORMATION

Tiziana Life Sciences Ltd, (the “company”) is a public limited company incorporated in Bermuda and at the year end is quoted on the NASDAQ Capital Market (NASDAQ: TLSA). The previous parent, Tiziana Life Sciences PLC, delisted from the main market of the London Stock Exchange (LSE: TILS) on October 21, 2021. The address of its registered office is given on page 1. The principal activities of the Company and its subsidiaries (the Group) are that of a clinical stage biotechnology company that specializes in the development of transformative therapies for neurodegenerative and lung diseases . Our clinical pipeline includes drug assets for Secondary Progressive Multiple Sclerosis, ALS. Alzheimer's, Crohn's Disease and KRAS+ NSCLC.

The functional currency for the Company is also US dollars ($) indicative of the primary economic environment in which the Company operates. These consolidated financial statements are presented in thousands of dollars ($’000) which is the presentational currency of the Company.

2. ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been applied consistently to all the years presented unless otherwise stated.

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and International Financial Reporting Interpretations Committee IFRIC interpretations as applicable to companies reporting under IFRS. These accounts have been prepared under the historical cost convention except for the following items:

-	Financial instruments – fair value through profit or loss

-	Financial instruments – fair value through other comprehensive income

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

The Directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation.  Based on those projections, the directors conclude that the company will be able to meet its liabilities as they fall due until at least April 2024, with a cash surplus of approximately $1m projected at this date. Accordingly, the Directors believe it appropriate that the consolidated financial statements have been prepared on a going concern basis.

New and Revised Standards

Standards in effect in 2022

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2022, that are relevant to the Group and that have had any impact in the year to December 31, 2022. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant and are not listed here.

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

Business combination

The Group undertook a group reorganisation exercise during the year to December 31, 2021. As part of this process, Tiziana Life Sciences Ltd (a Bermudan entity) was inserted above Tiziana Life Sciences Limited (formerly Tiziana Life Sciences Plc) in the Group’s structure. As both entities were under common control of Planwise Ltd, the transaction does not constitute a business combination under IFRS 3 ‘Business combinations’ and instead has been accounted for as a group reorganization, using the pooling of interest method. This results in assets and liabilities being measured at their carrying amount in Tiziana Life Sciences Limited (formerly Tiziana Life Sciences Plc) but share capital being that of Tiziana Life Sciences Ltd (a Bermudan entity). Merger accounting has been used to account for this transaction (See note 15 for details).

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

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the Consolidated statements of operations and comprehensive loss.

The financial statements of overseas subsidiary undertakings are translated into US dollars on the following basis:

●	Assets and liabilities at the rate of exchange ruling at the year-end date.

●	Profit and loss account items at the average rate of exchange for the year.

Exchange differences arising from the translation of the net investment in foreign entities, borrowings and other currency instruments designated as hedges of such investments, are taken to equity (and recognized in the Consolidated statements of operations and comprehensive loss) on consolidation.

License fees

Payments made which provide the right to perform research are carefully evaluated to determine whether such payments are to fund research or acquire an asset. “License fees expenses” are recognized as incurred.

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

(a) Financial assets, initial recognition and measurement and subsequent measurement

All financial assets not recorded at fair value through profit or loss, such as receivables and deposits, are recognized initially at fair value plus transaction costs. Financial assets carried at fair value through profit or loss (FVTPL) are initially recognized at fair value, and transaction costs are expensed in the consolidated statements of operations and comprehensive loss. The measurement of financial assets depends on their classification. Financial assets such as receivables and deposits are subsequently measured at amortized cost using the effective interest method, less loss allowance. The Group holds an investment in Accustem Inc.as a financial assets at fair value through profit or loss or fair value through other comprehensive income.

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

Warrants issued in return for services.

These warrants fall within the scope of IFRS 2. The Company recognises that the fair value at the date of grant of these warrants should be expensed to the Statement of Income and recognised over the life of the service for which the warrant was provided. These warrants have been valued by reference to the equity instruments granted as they are all tied to Convertible loan notes. The measurement date is therefore the date that the Convertible loan note was entered into.

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

Depreciation is recognised in consolidated statements of operations and comprehensive loss on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term in which case they are depreciated over their useful lives.

The estimated useful lives for the current period and the comparative period are as follows.

Fixtures and fittings	5 years
IT and equipment	3 years
Right of use asset	Economic life of contractual relationship

Depreciation methods, useful lives and residual values are reviewed at each reporting date. Depreciation is allocated to the operating expenses line of the Consolidated statements of operations and comprehensive loss.

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

General approach

The general approach is applied to the impairment assessment of refundable lease deposits and other refundable lease contributions, and cash and cash equivalents.

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

Non-financial assets are impaired when carrying amounts exceed recoverable amounts. The recoverable amount is measured as the higher of fair value less cost of disposal and value in use. The value in use is calculated as being net projected cash flows based on financial forecasts discounted back to present value at a pre-tax discount rate.

Contingent Liabilities

The Company is required to make judgments about contingent liabilities including the probability of pending and potential future litigation outcomes that, by their nature, are dependent on future events that are inherently uncertain. In making its determination of possible scenarios, management considers the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law.

Leases

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of 12 months or less.

The Group has leases for its offices. Each lease is reflected on the consolidated balance sheet as a right-of-use asset and a lease liability. The Group does not have any leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment (see Note 21).

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease. The expected costs of returning to original condition are considered negligible.

At lease commencement date, the Group recognises a right-of-use asset and a lease liability in its consolidated balance sheets. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

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

Share – based payments

The calculation of the fair value of equity-settled share-based awards and the resulting charge to the Consolidated statements of operations and comprehensive loss requires assumptions to be made regarding future events and market conditions. These assumptions include the future volatility of the Company’s share price. These assumptions are then applied to a recognised valuation model in order to calculate the fair value of the awards.

Where employees and directors are rewarded using share-based payments, the fair value of the employees’, directors’ and/or advisers’ services are determined by reference to the fair value of the share options/warrants awarded. Their value is appraised at the date of grant and excludes the impact of any nonmarket vesting conditions (for example, profitability and sales growth targets).

In accordance with IFRS 2, a charge is made to the Consolidated statements of operations and comprehensive loss for all share-based payments including share options based upon the fair value of the instrument used. A corresponding credit is made to an equity reserve, in the case of options/warrants awarded to employees, directors, advisers and other consultants.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options/warrants expected to vest. Non market vesting conditions are included in assumptions about the number of options/warrants that are expected to become exercisable.

Estimates are subsequently revised, if there is any indication that the number of share options/warrants expected to vest differs from previous estimates. No adjustment is made to the expense or share issue cost recognised in prior periods if fewer share options ultimately are exercised than originally estimated.

Upon exercise of share options/warrants, the proceeds received are allocated to share capital with any excess being recorded as share premium. A corresponding debit is made to the share–based payment reserve.

Where share options are cancelled, this is treated as an acceleration of the vesting period of the options. The amount that otherwise would have been recognised for services received over the remainder of the vesting period is recognised immediately within the Consolidated statements of operations and comprehensive loss.

All goods and services received in exchange for the grant of any share – based payment are measured at their fair value.

Sub license income

In September 2021 the Company signed a collaboration agreement signed with Precision Biosciences, Inc. under which $750k was recognized as an upfront payment in accordance with the contract for the grant of an exclusive license to use foralumab as a lymphodepletion agent in conjunction with Precision Biosciences, Inc’s allogeneic CAR T therapeutics for the treatment of cancers. Sublicense income is included in other income on the consolidated statements of operations and comprehensive loss.

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

3. CRITICAL ACCOUNTING JUDGEMENT

The preparation of financial information in accordance with generally accepted accounting practice, in the case of the Group being International Financial Reporting Standards as issued by the IASB, requires the directors to make estimates and judgements that affect the reported amount of assets, liabilities, income and expenditure and the disclosures made in the consolidated financial statements. Such estimates and judgements must be continually evaluated based on historical experience and other factors, including expectations of future events.

The following are considered to be critical accounting estimates:

Share-based payments

The Group accounts for share-based payment transactions for employees in accordance with IFRS 2 Share-based Payment, which requires the measurement of the cost of employee services received in exchange for the options on our ordinary shares, based on the fair value of the award on the grant date.

The Company utilizes the Black-Scholes-Merton option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For performance-based options that include vesting conditions relating to the market performance of our ordinary shares, a Monte Carlo pricing model was used in order to reflect the valuation impact of price hurdles that have to be met as conditions to vesting.

The Company makes estimates as to the useful life of an option award, the expected price volatility of the underlying share, risk free interest rate for the term of the award and correlations and volatilities of the shares of peer group companies. The Company also makes estimates as to the vesting period for awards that have performance – based criteria.

4 OTHER (EXPENSE)/ INCOME

The Group’s other (expense)/ income is made up of the following:

	Year Ended December 31,
	2022 $’000	2021 $’000	2020 $’000

Sublicense income	-	750	-
Other	65	143	-
Loss on investment at fair value through profit or loss (see note 19)	(869)	-	-
Total other (expense)/ income	(804)	893	-

Sublicense income has been classified as other income as the counterparty is not considered a customer but an entity we are collaborating with.

5. OPERATING LOSS

The Group’s operating losses are stated after charging/(crediting) the following:

	Year Ended December 31,
	2022 $’000	2021 $’000	2020 $’000
License fee	-	(1,047)	706
Realization bonus	-	855	13,503
Foreign exchange gain related to the realization bonus	-	-	(289)
Depreciation of Property, plant and equipment	1	8	5
Depreciation (Right-of-use asset)	50	133	86
Foreign exchange (gains)/losses	(3,183)	(1,899)	239

License fees relating to 2020 were waived in 2021 as a result of negotiations by the Group.

A realization bonus of $13.5 million became payable during the year ended December 31, 2020 to the chairman of the board upon the Company raising funds in excess of $28m (£20m), which it successfully raised in August 2020. As the bonus was not settled until November 2021, interest of $0.9m was accrued on the amount due in the year to December 31, 2021. No realization bonus is accounted for in year ended December 31, 2022.

6. SEGMENTAL REPORTING

During the year under review Management identified the Group’s only operating segment as the research and development of biotechnological and pharmaceutical products. This one segment is monitored and strategic decisions are made based upon it and other non-financial data collated from industry intelligence. The form of financial reporting reported to the Board is consistent with those presented in the annual consolidated financial statements.

7. EMPLOYEES

	Year ended December 31,
	2022 $’000	2021 $’000	2020 $’000
Staff costs comprised:
Directors’ salaries (including bonus)	554	2,526	14,666
Employees’ wages, salaries and bonus	2,014	1,856	1,058
Social security costs	135	176	194
Recruitment fees	197	242	17
Share based payment charge	(1,410)	5,173	5,105
	1,242	9,973	21,040
The average monthly number of employees, including directors, employed by the group during the year was:
Research and development	3	8	3
Corporate and administration	6	5	8
	9	13	11

8. REMUNERATION OF KEY MANAGEMENT PERSONNEL

$’000	Year ended December 31,
	2022				2021				2020
Director	Directors’ fee	Bonus	Salary	Share based payments	Directors’ fee	Bonus	Salary	Share based payments	Directors’ fee	Bonus	Salary	Share based payments
G. Cerrone (1)	296	148	-	-	330	855	-	624	170	13,588	-	155
Willy Simon	55			83	59			93	49	-	-	31
Gregor MacRae	-	-	-	-	-	-	-	-	27	-	-	-
J Brancaccio	55	--	-	83	59	--	-	93	22	-	-	31
K. Shailubhai	-	-	379	(145)	-	210	600	492	-	210	600	2,069
T Adams	-	-	-	(1,967)	-	-	413	2,197	-	-	-	-
	406	148	379	(1,946)	448	1,065	1,013	3,499	268	13,798	600	2,286

(1)	Gabriele Cerrone’s 2021 bonus is the interest charged on his 2020 bonus due to delayed issuance of shares; his 2020 bonus includes a $13.2m realization bonus.

All bonuses are short term. No post-employment or termination payments were made.

The following share options were granted to directors in the following periods:

	Year ended December 31,
	2022	2021	2020
	Number of options	Number of options	Number of options

G. Cerrone	-	-	1,800,000
K. Shailubhai	-	-	-
L. Zanbeletti	-	-	-
W.Simon	-	-	250,000
J. Brancaccio	-	-	250,000
T Adams	-	3,500,000	-
	-	3,500,000	2,300,000

Key management personnel of the Group are comprised of directors and officers of the Company.

No share options were exercised by directors during the years ended December 31, 2022 and 2021. 2,319,225 share options were exercised by directors in the year to 31 December 2020 for an intrinsic gain of $4.1m.

The Company made payments totaling approximately $32K, $24K, and $10K to defined contribution pension schemes on behalf of directors or employees during 2022, 2021, and 2020, respectively.

 9. FINANCE COSTS

	Year ended December 31,
	2022 $’000	2021 $’000	2020 $’000
Group
Finance Income
Finance income received on net investment in lease	-	-	8
Total finance income	-	-	8

Finance Expense
Finance charge accrued on convertible loan notes	-	163	303
Interest expense on lease liabilities	7	13	17
Total finance expenses	7	176	320
Net finance expense recognized in Consolidated statements of operations and comprehensive loss	7	176	312

10. TAXATION

	Year Ended December 31,
	2022 $’000	2021 $’000	2020 $’000
Group
Current year tax (credit)	-	(3,255)	(1,546)
Adjustments due to prior periods	-	(15)	(661)
Total tax (credit) for the period	-	(3,240)	(2,207)

The tax charge for the year is different from the standard rate of corporation tax in the United Kingdom of 19%. The difference can be reconciled as follows:
Loss before taxation	(15,397)	(26,657)	(28,337)
Loss charged at standard rate of corporation tax 19%	(2,926)	(5,065)	(5,384)
Movement in unrecognized deferred tax	2,319	1,722	1,316)
Expenses not deductible for taxation	1,036	1,550	4,986
Adjustments due to prior periods	-	(15)	(661)
Research and development claim	-	(1,401)	(665)
Income not taxable for tax purposes	(495)	(61)	(1,741
Fixed asset differences	(1)	-	-
Adjustments to brought forward values	67	-	-
Consolidation adjustment in relation to foreign exchange movements	-	-	(58)
	-	(3,313)	(2,207)

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

The amount of tax losses for which no deferred tax assets has been recognized for the year ended December 31, 2022 is $15,011k (2021 is $11,591k; 2020; $6,182k).

11. LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2022	2021	2020

(Loss) attributable to equity holders of the company ($000)	(15,397)	(23,417)	(26,131)
Weighted average number of ordinary shares in issue	101,526,389	97,932,055	97,306,144
Basic loss per share (cents per share)	(15.2)	(23.9)	(26.9)

As the Group is reporting a loss from continuing operations for the year then, in accordance with IAS 33, share options, warrants and convertible loan notes are not considered dilutive because the exercise of the share options would have an anti-dilutive effect. The basic and diluted earnings per share as presented on the face of the income statement are therefore identical. All earnings per share figures presented above arise from continuing and total operations and therefore no earnings per share for discontinued operations are presented. The weighted average number of ordinary shares in issuance is stated as net excluding Treasury shares.

12. OTHER RECEIVABLES

$000	Year ended December 31,
	2022	2021

VAT Receivable	-	80
Security deposits receivable	130	35
Prepayments	170	1,186
	300	1,301

There are no differences between the carrying amount and fair value of any of the trade and other receivables above.

13 SHARE CAPITAL AND SHARE PREMIUM

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

	Nominal Value	Share Capital		Share Premium	Merger Reserve
	£/$	Shares	$000	$000	$000
At January 1 2021 per 20-F annual report	£0.03	194,612,289	10,794	111,821	-
Group Reorganization
Elimination of share capital in Tiziana Life Sciences Plc	£0.03	(194,612,289)	(10,794)	(111,821)	122,615
Shares issued pursuant to share for share exchange and consolidation	$0.001	97,306,144	97	-	(97)
Elimination of other reserves in Tiziana Life Sciences Plc					(3,821)
Restated at 1 January 2021	$0.001	97,306,144	97	-	118,697
Shares issued in the period:
Conversion of warrants	$0.001	136,854	-	156	-
Conversion of Loan	$0.001	1,866,907	2	603	-
Issued in lieu of cash bonus	$0.001	2,962,709	3	14,837	-
At 31 December 2021		102,272,614	102	15,596	118,697

Shares issued in the period:

At 31 December 2022		102,272,614	102	15,596	118,697

Ordinary Shares

Ordinary shares have a par value of $0.001. They entitle the holder to participate in dividends, and to share in the proceeds of winding up the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Ordinary shares include 1,683,544 of shares that are held in treasury which the Company has purchased pursuant to a share buyback but which are not cancelled upon delivery back to the Company. The Company has 102,272,614 shares in issue and holds 1,683,544 shares in treasury. The 1,683,544 treasury shares carry no voting rights and do not rank for dividends or return of capital whilst held in treasury.

14. SHARE BASED PAYMENTS

Group and Company Options

The Company operates share-based payment arrangements to remunerate directors and key employees in the form of a share option scheme. The exercise price of the option is normally equal to the market price of an ordinary share in the Company at the date of grant. The Company is currently operating two plans (Tiziana Life Sciences PLC) Share Option Plan which is closed for any new issuances and the Tiziana Life Sciences Ltd 2021 Equity Incentive Plan.

Tiziana Life Sciences PLC Share Option Plan

	2022		2021		2020
	Weighted		Weighted		Weighted
	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	90	22,234	67	17,024	113	16,379
Granted	-	-	166	5,210	111	3,870
Forfeited/Cancelled	176	(6,910)	-	-	(52)	(300)
Exercised	-	-	-	-	(25)	(2,925)

Outstanding at 31 December	49	15,324	90	22,234	67	17,024

Exercisable at 31 December	48	6,249	54	7,616	65	6,249

No options were exercised during 2022 or 2021. 2,925,725 options were exercised during the year ending 31 December 2020.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $242k (2021: $12,339k, 2020: $7,046k).

Under the Tiziana Life Sciences PLC Share Option Plan, the total expense recognized for the year ending 31 December 2022 arising from share – based payment transactions under the Tiziana Life Sciences PLC Share Option Plan is ($1,479k) of which $3,221k was forfeiture during the year (2021 $5,173k, 2020: $5,105k).

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options at 31 December 2022 (‘000)
26 June 2014	26 June 2024	$0.47	1,831
30 April 2018	30 April 2028	$1.10	500
6 May 2020	5 May 2028	$0.47	12,393
23 July 2020	26 July 2030	$2.11	100
25 August 2020	24 August 2030	$1.98	500
Total			15,324

Fair value of options granted

The Directors have used the Black-Scholes-Merton option pricing model to estimate the fair value of all of the options granted during the year to December 31, 2021, applying the assumptions below.

Historical volatility is based on the historical volatility of the Company itself.

The Company has estimated a forfeiture rate of zero.

The model inputs for options granted during the year ended 31 December 2021 valued under the Black-Scholes-Merton model included:

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

Modification of share – based payments.

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

Tiziana Life Sciences Ltd 2021 Equity Incentive Plan

2022
Weighted
	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	-	-
Granted	69	2,575
Forfeited/Cancelled	-	-
Exercised	-	-

Outstanding at 31 December	69	2,575

Exercisable at 31 December	-	-

The model inputs for options granted during the year ended 31 December 2022 valued under the Black-Scholes-Merton Valuation model included:

	4 November 2022	1 August 2022

Grant date share price	$0.679	$0.741
Exercise share price	$0.679	$0.741
Risk free rate	-0.10% to -0.02%	0.32% to 0.65%
Expected volatility	99% to 122%	90% to 126%
Option life	10 years	10 years
Weighted average share price	$0.67	$0.741
Weighted average fair value per share option	$0.690	$0.690

During the year ending 31 December 2022 no options were exercised.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $1,176k.

Under the Tiziana Life Sciences Ltd 2021 Equity Incentive Plan, the total expenses recognized for the year ending 31 December 2022 arising from share based payment transactions is $332k.

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options as at 31 December 2022 (‘000)
01 August 2022	01 August 2032	$0.74	725
04 November 2022	04 November 2022	$0.67	1,850
Total			2,575

Group and Company Warrants

No warrants were issued in 2022 or 2021. For warrants issued in 2020, the Directors have estimated the fair value of the warrants using the Black-Scholes valuation model and assumptions below:

	21 January 2020	21 January 2020	1 June 2020

Grant date share price	£0.43	£0.43	£1.15
Exercise share price	£0.42	£0.35	£0.70
Risk free rate	0.64%	0.40%	0.04%
Expected volatility	61.7%	84.7%	111%

	2022 $000	2021 $000	2020 $000

Outstanding at 1 January	697	697	2,418
Granted	-	-	324
Transfer to share premium on exercise of warrants	-	-	2,045)

Outstanding at 31 December	697	697	697

No share-based payment charges relating to warrants were recorded during 2022 or 2021. Approximately $26K of share-based payment charges are included in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020.

15. RESERVES

The share-based payment reserve for warrants represents the cost to issue warrants in the future based on their grant date fair value.

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

The merger reserve arises on consolidation as a result of the share for share exchange transaction that took place this year described in note 13. It represents the difference between the share capital issued and the aggregate carrying value of assets and liabilities and other reserves of the previous parent on the merger date.

16. FINANCIAL INSTRUMENTS

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

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	2022
$000	Less than 3 months	3 to 12 months	Total
Trade payables	1,230	3,732	4,962
Lease liabilities	32	98	130
Related party payables	-	-	-
Total	1,262	3,830	5,092

	2021
$000	Less than 3 months	3 to 12 months	Total
Trade payables	2,873	1,533	4,406
Related party payables	1,355	-	1,355
Total	4,228	1,533	5,761

Interest rate risk

The Group has limited exposure to interest-rate risk arising from its bank deposits. These deposit accounts are held at variable interest rates based on Bank of America base rate.

The Directors do not consider the impact of possible interest rate changes based on current market conditions to be material to the net result for the year or the equity position as of year-end for either the year ended 31 December 2022 or 31 December 2021.

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

Sensitivity analysis

A reasonably possible strengthening (weakening) of the US dollar or Sterling against all other currencies at 31 December 2022 would have affected the measurement of the financial instruments denominated in a foreign currency and affected equity and profit and loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss and equity
December 31, 2022	Strengthening	Weakening
USD (5% movement)	415	(415)

17. CAPITAL RISK MANAGEMENT

For the purpose of the Group’s capital management, capital includes called up share capital, share premium, share – based payments for options, share - based payments for warrants, convertible loan note reserve, and all other equity reserves attributable to the equity holders of the parent as reflected in the consolidated statement of financial position.

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

18. TRADE AND OTHER PAYABLES

	Year ended December 31,
Group	2022	2021
	$000	$000
Trade payables	4,962	4,406
Accruals	1,570	1,775
	6,532	6,181

19. INVESTMENT IN RELATED PARTY

	Year ended December 31,
Group	2022	2021
	$000	$000
Investment in Accustem Sciences Inc	2,675	-
Movement in fair value	(869)	-
	1,806	-

During the year the company purchased One Million Three Hundred Thirty Seven Thousand Nine Hundred Seventy (1,337,970) shares of the Accustem Sciences Inc's Common Stock, with a par value of $0.001, at a price per share of $2.00, for an aggregate purchase price of $2,675,940. The share price of Accustem as of December 31, 2022 was $1.35, which has resulted in the recognition of a fair value loss of $869k. This has been measured using the Level 1per IFRS 13 fair value hierarchy. Accustem Sciences Inc is listed on the OTC markets and is run by a separate management team which is independent of the Tiziana management team. Tiziana is therefore not able to assert significant influence over Accustem Sciences Inc.

20. TREASURY SHARES

The company acquired 1,683,544 of its own shares through purchases on the NASDAQ stock exchange during the year ended December 31, 2022. The amount paid to acquire the shares totaled $1,320k, and the shares are held as “treasury shares”. The Company has the right to reissue these shares at a later date. All shares issued by the Company are fully paid.

21. RELATED PARTY TRANSACTIONS

The ultimate controlling party of the Group is Planwise Group Ltd.

Rasna Therapeutics Inc is a related party as the entity is controlled by a person that has significant influence over the Group. Rasna is also party to a Shared Services agreement with Tiziana whereby Rasna is charged for shared services such as the payroll and rent. During 2022, Tiziana extended a loan to Rasna for $75,000 at an interest rate of 16% per annum. As of December 31, 2022, $206k (2021: $106k (2020: $78k) was owed to Tiziana Life Sciences Ltd in respect of the loan and shared services agreement. The total charged under the shared services agreement in the year ending 31 December 2022 was $7k (2021: $11k, 2020: $6k).

In addition to the above, on April 16, 2020, Tiziana also acquired all of the intellectual property relating to a nanoparticle-based formulation of Actinomycin D (Act D; a.k.a. Dactinomycin), from Rasna to expand its pipeline for a consideration of an initial $120k upfront payment and milestone payments of up to an additional aggregate $630k. There were no milestone payments due in the year ending 31 December 2022.

OKYO Pharma Ltd is a related party as the entity is controlled by a person that has significant influence over the Group. OKYO is also party to a Shared Services agreement with Tiziana whereby OKYO is charged for shared services such as the payroll and rent. As of December 31, 2022 $274k (2021, $42k ,2020: $27k) was owed to Tiziana Life Sciences Ltd in respect of this agreement. The total charged under the shared services agreement in the year ending 31 December 2022 was $125k (2021: $98k, 2020: $20k).

In August 2022, the Group issued a short-term credit facility to OKYO Pharma, a related party, for $2,000k in order to support short term liquidity. The loan is available for a period of 6 months upon first draw-down and carries an interest rate of 16% per annum, with additional default interest of 4% if the loan is not repaid after the 6-month period. As at December 31, 2022 $1,056k had been drawn down against the loan and $19k of interest had been accrued.

Gensignia Lifesciences Inc is a related party as the entity is controlled by a person that has significant influence over the Group. As of December 31, 2022 $ 295k was written off to bad debt after management assessment and deemed the balance to be irrecoverable (2021, $295k, 2020: $348k).

Accustem Sciences Inc is a related party as the entity is controlled by a person that has significant influence over the Group. Accustem is also party to a Shared Services agreement with Tiziana whereby the Company is charged for shared services such as payroll and rent As of December 31, 2022 $72K (2021, ($1,341k) (2020: ($1,346k)) was the net amount owed from Accustem, including shared service costs of $72k.

22. LEASES

All leases are accounted for by recognising a right-of-use asset and a lease liability except for:

●	Leases of low value assets; and

●	Leases with a duration of 12 months or less.

The Group has leases for its offices. Each lease is reflected on the balance sheet as a right-of-use asset and a lease liability. The Group does not have leases of low value assets. Variable lease payments which do not depend on an index or a rate (such as lease payments based on a percentage of Group sales) are excluded from the initial measurement of the lease liability and asset. The Group classifies its right-of-use assets in a consistent manner to its property, plant and equipment.

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease.

During the course of 2022, the Group entered into a new lease agreement for its London office. Any leases that have a term shorter than 12 months the Group has applied the exemption allowed by paragraph 5a in IFRS16 in respect of short – term leases.

Right-of-use assets	31 Dec 2022	31 Dec 2021
	$000	$000
At 1 January 2022	448	357
Depreciation	(50)	(133)
Disposal of lease	-	(224
Exchange differences	(26)
	372	-

Lease Liabilities	31 Dec 2022	31 Dec 2021
	$000	$000
At 1 January 2022	448	555
Interest expense	6	13
Lease payments	(61)	(154)
Exchange differences	(28)	(20)
Disposal of lease	-	(394)
	365	-

Lease liabilities are presented in the consolidated statement of financial; position as follows:

	31 Dec 2022	31 Dec 2021
	$000	$000
Current	122	-
Non-current	243	-
	365	-

The lease liabilities are secured by the related underlying assets. Future minimum lease payments as of 31 December 2022 were as follows:

	Minimum lease payment due
	Within 1 year	1-2 years	2-5 years	Over 5 years	Total
Lease payments	139	139	104	-	382
Finance Charges	(9)	(6)	(2)	-	(17)
Net Present Values	130	133	102		365

The total net cash outflow for leases in the year to 31 December 2022 was $55k..

23. FINANCIAL COMMITMENTS

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

We are obligated to pay Nerviano the following additional amounts in respect of the first licensed product or service which achieves the stated development milestones:

(a)	$1,000,000 upon initiation of the first Phase II clinical trial, this is currently being negotiated with BMS.

(b)	$4,000,000 upon FPD of the first Phase 3 registration trial in HCC.

(c)	$3,600,000 upon first patient enrollment into a Phase II human clinical trial

(d)	Upon the first NDA equivalent in: thymic carcinoma, $900,000; HCC, $9,000,000; breast cancer, $15,000,000.

●	Foralumab project – Future payments relate to the achievement of clinical milestones or the payment of royalties. Diligence obligations are payable to BMS/Medarex should the project continue to commercialisation. $750,000 has been recoded as other income in respect of diligence obligations due to Medarex for 2021.

We are obligated to pay BMS the following additional amounts in respect of the first licensed product or service which achieves the stated development milestones:

(a)	$300,000 upon enrollment of first patient in a Phase I human clinical trial of the first Phase II Clinical trial, this is currently being negotiated with BMS.

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

24. CONTINGENT LIABILITIES

The group from time to time is involved in legal proceedings, none of which have given rise to contingent liabilities. Contingencies arising in the ordinary course of business, for which no security has been given, are not expected to result in any material financial loss.

25. POST BALANCE SHEET EVENTS

On March 20, 2023, the Company announced the grant of 857,500 share options to directors and members of senior management.

In August 2022, the Group issued a short-term credit facility to Okyo Pharma, a related party, for $2,000k in order to support short term liquidity. As at December 31, 2022 $1,056k had been drawn down against the loan and the remaining amount was drawn down by January 17, 2023. The company further extended its loan facility by $500k on February 13, 2023, as of March 2023 the $500k was fully repaid to the company.