Form 20-F/A
period 2022-12-31
Tiziana Life Sciences Ltd
filed 2023-06-13
CIK 1723069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes  ☒ No

i

EXPLANATORY NOTE

Tiziana Life Sciences Ltd. (the “Company”) is filing this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Amendment No. 1”), which was originally filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2023 (the “Original Filing”). The purpose of this Amendment No. 1 is to (i) include the audit report issued by our predecessor auditor Mazars LLP for the year ended December 31, 2021 which was inadvertently not included in the Original Filing, (ii) correct an error in the prior year numbers for Item 16C: Principal Accountant fees and services, (iii) include the omitted Consolidated Statement of Shareholders’ Equity for the year to December 31, 2020 along with any associated notes, (iv) a correction and additional disclosure added to Note 21. Related Parties and (v) a presentational adjustment to Note 22. Leases.

In order to comply with certain requirements of the SEC’s rules in connection with this filing, this Amendment No. 1 includes Item 18. Financial Statements. Consistent with the rules of the SEC, the certifications of the Company’s principal executive officer and principal financial officer as of the date of this Amendment No. 1 are attached as exhibits to this Amendment No. 1.

Except as described above, no other changes have been made to the Original Filing. This Amendment No. 1 speaks as of the filing date of the Original Filing. Other than as stated otherwise, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filing, or reflect any events that have occurred since the date thereof. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and any documents filed with or furnished to the SEC by the Company subsequent to April 26, 2023.

PART III

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the aggregate fees billed to us for services rendered by PKF, our independent registered public accounting firm and Mazars, our previous independent registered public accounting firm.

	Year Ending December 31,
Mazars LLP	2022	2021
	(in thousands)
Audit fees	98	203
Other assurance services	21	13
Total	119	216

	Year Ending December 31,
PKF Littlejohn LLP	2022	2021
	(in thousands)
Audit fees	196	-
Other assurance services	10	-
Total	206	-

ITEM 18: FINANCIAL STATEMENTS

See the Financial Statements beginning on page F-1.

1

ITEM 19: EXHIBITS

Exhibit No.	Description

3.2	Memorandum of Association of Tiziana Life Sciences Ltd, adopted as of October 20, 2021 (incorporated by reference to Exhibit 3.1 to Form 8-K12B filed on October 21, 2021).
3.3	Amended and restated bye-laws of Tiziana Life Sciences Ltd, adopted as of October 20, 2021 (incorporated by reference to Exhibit 3.2 to Form 8-K12B filed on October 21, 2021).
4.1	License Agreement relating to Milciclib between Nerviana Medical Services S.r.l. and Tiziana Life Sciences PLC, dated January 2015 (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.2	License and Sublicence Agreement relating to CD3 (NI-0401) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2014. incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.3	License and Sublicence Agreement relating to IL-6r (NI-1201) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2016. (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.4	License Agreement relating to a novel formulation of Foralumab in a medical device for nasal administration between The Brigham and Women’s Hospital, Inc. and Tiziana Life Sciences plc, dated April 2018. (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.5	Annual Lease for 55 Park Lane, Suite 14a, London W1K 1NA, United Kingdom, dated June 29, 2018 (incorporated by reference to Exhibit 4.5 to Form 20-F filed on June 17, 2020).
4.7	Annual Lease for 3084 Old Easton Road, Doylestown, Pennsylvania, United States, as amended, dated October 1, 2018. (Incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.8	Tiziana Life Sciences plc Employee Share Option Plan, with Non-Employee Sub-Plan and US Sub-Plan, adopted by the Board on 23 March 2016 and approved by shareholders on June 30, 2016. (Incorporated by reference to Exhibit 4.7 to Form 20-F filed on April 4, 2019).
4.9	Amended and Restated Service Agreement dated July 11, 2019, between the Registrant and Dr. Kunwar Shailubhai (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to Form F-1 filed on July 11, 2019)
4.10	Form of Deed of Indemnity for board members. (Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.12	Tiziana Life Sciences Ltd 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Form 8-K12B filed on October 21, 2021).
8.1	List of Subsidiaries (Incorporate by reference to Exhibit 8.1 to Form 20-F filed on May 23, 2022)..
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Mazars LLP.
15.2*	Consent of PKF Littlejohn
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed Herewith

2

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Tiziana Life Sciences LTD

By:	/s/ Gabriele Cerrone
Gabriele Cerrone
Acting Chief Executive Officer

Date: June 13, 2023

3

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TIZIANA LIFE SCIENCES LTD

Consolidated Financial Statements and Notes to Financial Statements to be provided under separate cover.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Statements of financial position of Tiziana Life Sciences Limited its subsidiaries (the “Group”) as of December 31, 2022 and the related Consolidated Statements of comprehensive income, Consolidated Statements of cash flow and Consolidated Statements of changes in equity for the year ended December 31, 2022 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and the results of its operations and its cash flows for the year ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

London, England

May 20, 2022

TIZIANA LIFE SCIENCES LTD

Consolidated Balance Sheets

(In thousands)

		Year ended December 31,
	Notes	2022	2021
		$	$
ASSETS
Current assets:
Cash and cash equivalents		18,122	42,186
Prepayments and other receivables	12	300	1,301
Taxation receivable	10	4,246	4,736
Related party receivables	21	1,614	456
Total current assets		24,282	48,679
Non – Current Assets:
Property and equipment, net		17	17
Right of use asset	22	372	-
Intangible asset		-	130
Investment in related party	19	1,806	-
Total non-current assets		2,195	147
Total assets		26,477	48,826

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Current liabilities:
Accounts payable and accrued expenses	18	6,532	6,181
Lease Liability	22	122	-
Related party payable		-	1,355
Other liabilities		9	10
Total current liabilities		6,663	7,546
Lease Liability (Non-Current)	22	243	-
Total liabilities		6,906	7,546

Shareholders’ Equity:
Called up share capital (102,272,614 shares are issued and outstanding; 2021: 102,272,614)		102	102
Share premium		15,596	15,596
Share based payment reserve – Options		5,190	13,797
Share based payment reserve – warrants		697	697
Merger relief reserve		118,697	118,697
Treasury shares		(1,320)	-
Translation reserve		(3,128)	454
Retained earnings		(116,263)	(108,063)
Total shareholders’ equity		19,571	41,280
Total liabilities and shareholders’ equity		26,477	48,826

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES LTD

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except loss per share)

		Year ended December 31,
	Notes	2022	2021	2020
		$	$	$
Operating Expenses
Research and Development		(12,955)	(13,208)	(5,993)
Operating expenses		(1,631)	(13,311)	(11,203)
Realization bonus		-	(855)	(13,214)
Impairment of other non-current asset		-	-	(279)
Gain from disposal of intellectual property		-	-	2,663
Total operating expenses		(14,586)	(27,374)	(28,026)

Loss from operations		(14,586)	(27,374)	(28,026)

Other income/(expense):
Finance Income/(expense)	9	(7)	(176)	(312)
Other income/(losses)	4	(804)	893	-
Total other income/(expense)		(811)	717	(312)

Loss from operations before income taxes		(15,397)	(26,657)	(28,338)

Income tax credit		-	3,240	2,207

Loss for the year		(15,397)	(23,417)	(26,131)

Other Comprehensive loss:
Gain/(Loss) on currency translation		(3,582)	(4,478)	3,474

Comprehensive loss		(18,979)	(27,895)	(22,657)

Basic and diluted loss per share attributable to common shareholders		$(0.15)	$(0.24)	$(0.16)

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES LTD

Consolidated Statements of Shareholders’ Equity

(In thousands)

	Share Capital	Share Premium	Share Based Payment Reserve (Options)	Share Based Payment Reserve (warrants)	Convertible Loan Note Reserve	Merger Reserve	Treasury Shares	Retained Earnings	Shares to be issued Reserve	Translation Reserve	Total Equity
	$	$	$	$	$	$	$	$	$	$	$
Balance at 1 January 2020	97	-	5,163	2,419	1,357	118,697	-	(60,044)	-	1,940	69,629
Issue of Share Capital (Loan conversion)	-	-	-	-	(2,304)	-	-	-	-	-	(2,304)
Convertible loan note issued	-	-	-	-	163	-	-	-	-	-	163
Convertible loan note interest	-	-	-	-	272	-	-	-	-	-	272
Share based payments charge (warrants)	-	-	-	324	(298)	-	-	-	-	-	26
Share based payment (options)	-	-	5,105	-	-	-	-	-	-	-	5,105
Options forfeited in the year	-	-	(35)	-	-	-	-	-	-	-	(35)
Exercise of options	-	-	(1,609)	-	-	-	-	1,529	-	-	(80)
Exercise of warrants	-	-	-	(2,046)	810	-	-	-	-	-	(1,236)
Shares to be issued in lieu of cash realization bonus	-	-	-	-	-	-	-	-	13,503	-	13,503
Total transactions with owners	-	-	3,461	(1,722)	(1,357)	-	-	1,529	13,503	-	15,414
Comprehensive Loss
Loss for the period	-	-	-	-	-	-	-	(26,131)	-	-	(26,131)
Translation	-	-	-	-	-	-	-	-	-	3,474	3,474
Total comprehensive Loss	-	-	-	-	-	-	-	(26,131)	-	3,474	(22,657)
Balance at 31 December 2020	97	-	8,624	697	-	118,697	-	(84,646)	13,503	5,414	62,386
Issue of share capital	2	759	-	-	-	-	-	-	-	-	761
Share based payment charge (options)	-	-	5,173	-	-	-	-	-	-	-	5,173
Shares issued in lieu of cash realization bonus	3	14,837	-	-	-	-	-	-	(13,503)	(482)	855
Total transactions with owners	5	15,596	5,173	-	-	-	-	-	(13,503)	(482)	6,789
Comprehensive loss
Loss for the period	-	-	-	-	-	-	-	(23,417)	-	-	(23,417)
Translation	-	-	-	-	-	-		-	-	(4,478)	(4,478)
Total comprehensive loss	-	-	-	-	-	-	-	(23,417)	-	(4,478)	(27,895)
Balance at 31 December 2021	102	15,596	13,797	697	-	118,697	-	(108,063)	-	454	41,280
Treasury Shares	-	-	-	-	-	-	(1,320)	-	-	-	(1,320)
Share based payment charge (options)	-	-	1,811	-	-	-	-	-	-	-	1,811
Options forfeited/cancelled in the year	-	-	(3,221)	-	-	-	-	-	-	-	(3,221)
Reclass of FV for options forfeited/Cancelled	-	-	(7,197)	-	-	-	-	7,197	-	-	-
Total transactions with owners	-	-	(8,607)	-	-	-	-	7,197	-	-	(1,410)
Comprehensive loss
Loss for the period	-	-	-	-	-	-	-	(15,397)	-	-	(15,397)
Translation	-	-	-	-	-	-	-	-	-	(3,582)	(3,582)
Total comprehensive loss	-	-	-	-	-	-	-	(15,397)	-	(3,582)	(18,979)
Balance at 31 December 2022	102	15,596	5,190	697	-	118,697	(1,320)	(116,263)	-	(3,128)	19,571

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

TIZIANA LIFE SCIENCES LTD

Notes to Consolidated Financial Statements

1. GENERAL INFORMATION

Tiziana Life Sciences Ltd, (the “company”) is a public limited company incorporated in Bermuda and at the year end is quoted on the NASDAQ Capital Market (NASDAQ: TLSA). The previous parent, Tiziana Life Sciences PLC, delisted from the main market of the London Stock Exchange (LSE: TILS) on October 21, 2021. The address of its registered office is given on page 1. The principal activities of the Company and its subsidiaries (the Group) are that of a clinical stage biotechnology company that specializes in the development of transformative therapies for neurodegenerative and lung diseases. Our clinical pipeline includes drug assets for Secondary Progressive Multiple Sclerosis, ALS. Alzheimer's, Crohn's Disease and KRAS+ NSCLC.

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

4. OTHER (EXPENSE)/ INCOME

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

An analysis of the Group’s sublicence income by location is shown below:

	Year ended December 31,
	2022 $’000	2021 $’000	2020 $’000
UK	-	750	-
US	-	-	-
Total sublicence income	-	750	-

7. EMPLOYEES

	Year ended December 31,
	2022 $’000	2021 $’000	2020 $’000
Staff costs comprised:
Directors’ salaries (including bonus)	554	2,526	14,666
Employees’ wages, salaries and bonus	2,014	1,856	1,058
Social security costs	135	176	194
Recruitment fees	197	242	17
Share based payment charge	(1,410)	5,173	5,105
	1,242	9,973	21,040
The average monthly number of employees, including directors, employed by the group during the year was:
Research and development	3	8	3
Corporate and administration	6	5	8
	9	13	11

8. REMUNERATION OF KEY MANAGEMENT PERSONNEL

$’000	Year ended December 31,
	2022				2021				2020
Director	Directors’ fee	Bonus	Salary	Share based payments	Directors’ fee	Bonus	Salary	Share based payments	Directors’ fee	Bonus	Salary	Share based payments
G. Cerrone (1)	296	148	-	-	330	855	-	624	170	13,588	-	155
Willy Simon	55			83	59			93	49	-	-	31
Gregor MacRae	-	-	-	-	-	-	-	-	27	-	-	-
J Brancaccio	55	--	-	83	59	--	-	93	22	-	-	31
K. Shailubhai	-	-	379	(145)	-	210	600	492	-	210	600	2,069
T Adams	-	-	-	(1,967)	-	-	413	2,197	-	-	-	-
	406	148	379	(1,946)	448	1,065	1,013	3,499	268	13,798	600	2,286

(1)	Gabriele Cerrone’s 2021 bonus is the interest charged on his 2020 bonus due to delayed issuance of shares; his 2020 bonus includes a $13.2m realization bonus.

All bonuses are short term. No post-employment or termination payments were made.

The following share options were granted to directors in the following periods:

	Year ended December 31,
	2022	2021	2020
	Number of options	Number of options	Number of options

G. Cerrone	-	-	1,800,000
K. Shailubhai	-	-	-
L. Zanbeletti	-	-	-
W.Simon	-	-	250,000
J. Brancaccio	-	-	250,000
T Adams	-	3,500,000	-
	-	3,500,000	2,300,000

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

The tax charge for the year is different from the standard rate of corporation tax in the United Kingdom of 19%. The difference can be reconciled as follows:
Loss before taxation	(15,397)	(26,657)	(28,337)
Loss charged at standard rate of corporation tax 19%	(2,926)	(5,065)	(5,384)
Movement in unrecognized deferred tax	2,319	1,722	1,316
Expenses not deductible for taxation	1,036	1,550	4,986
Adjustments due to prior periods	-	(15)	(661)
Research and development claim	-	(1,401)	(665)
Income not taxable for tax purposes	(495)	(61)	(1,741)
Fixed asset differences	(1)	-	-
Adjustments to brought forward values	67	-	-
Consolidation adjustment in relation to foreign exchange movements	-	-	(58)
	-	(3,313)	(2,207)

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

Group and Company Warrants

No warrants were issued in 2022 or 2021. For warrants issued in 2020, the Directors have estimated the fair value of the warrants using the Black-Scholes valuation model and assumptions below:

	21 January 2020	21 January 2020	1 June 2020

Grant date share price	£0.43	£0.43	£1.15
Exercise share price	£0.42	£0.35	£0.70
Risk free rate	0.64%	0.40%	0.04%
Expected volatility	61.7%	84.7%	111%

	2022 $000	2021 $000	2020 $000

Outstanding at 1 January	697	697	2,418
Granted	-	-	324
Transfer to share premium on exercise of warrants	-	-	(2,045)

Outstanding at 31 December	697	697	697

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

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maximize shareholder value through the optimization of the equity balance.

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

Rasna Therapeutics Inc is a related party as the entity is controlled by a person that has significant influence over the Group. Rasna is also party to a Shared Services agreement with Tiziana whereby Rasna is charged for shared services such as the payroll and rent. During 2020, Tiziana extended a loan to Rasna for $72,000 at an interest rate of 8% per annum. During 2022, Tiziana extended a further loan to Rasna for $85,000 at an interest rate of 16% per annum. As of December 31, 2022, $206k (2021: $106, 2020: $78k) was owed to Tiziana Life Sciences Ltd in respect of the loan, accrued interest and the shared services agreement. The total charged under the shared services agreement in the year ending 31 December 2022 was $7k (2021: $11k, 2020: $6k).

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

OKYO Pharma Ltd is a related party as the entity is controlled by a person that has significant influence over the Group. OKYO is also party to a Shared Services agreement with Tiziana whereby OKYO is charged for shared services such as the payroll and rent. As of December 31, 2022 $274k (2021, $42k, 2020: $27k) was owed to Tiziana Life Sciences Ltd in respect of this agreement. The total charged under the shared services agreement in the year ending 31 December 2022 was $125k (2021: $98k, 2020: $20k).

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

Right-of-use assets	31 Dec 2022	31 Dec 2021
	$000	$000
At 1 January 2022	-	357
Additions	448	-
Depreciation	(50)	(133)
Disposal of lease	-	(224)
Exchange differences	(26)	-
	372	-

Lease Liabilities	31 Dec 2022	31 Dec 2021
	$000	$000
At 1 January 2022	-	555
Additions	448	-
Interest expense	6	13
Lease payments	(61)	(174)
Exchange differences	(28)	-
Disposal of lease	-	(394)
	365	-

Lease liabilities are presented in the consolidated statement of financial; position as follows:

	31 Dec 2022	31 Dec 2021
	$000	$000
Current	122	-
Non-current	243	-
	365	-

The lease liabilities are secured by the related underlying assets. Future minimum lease payments as of 31 December 2022 were as follows:

	Minimum lease payment due
	Within 1 year	1-2 years	2-5 years	Over 5 years	Total
Lease payments	139	139	104	-	382
Finance Charges	(9)	(6)	(2)	-	(17)
Net Present Values	130	133	102	-	365

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

Convertible Loan Note Classified as a Liability

	2022	2021	2020
Convertible loan notes b/f	-	-	324
Accrued interest	-	-	163
Conversion of loan note	-	-	487
	-	-	-

26. CONVERTIBLE INSTRUMENTS CLASSIFIED AS EQUITY

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

	2022	2021	2020
Par value of Convertible loan notes issued	-	-	1,850
Less: Fair value of warrants issued to note holders	-	-	(545)
Exchange rate adjustment	-	-	209
	-	-	1,514

Accrued interest	-	-	348
Less: convertible loan note conversion	-	-	(2,523)
Exercise of warrants	-	-	661
	-	-	-

27. POST BALANCE SHEET EVENTS

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