Form 20-F
period 2023-12-31
Tiziana Life Sciences Ltd
filed 2024-05-10
CIK 1723069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 103,087,744 common shares.

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
Emerging growth company ☐

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

Presentation of Financial Information

This annual report includes our audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022, which are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Our financial information is presented in United States dollars. For the convenience of the reader, in this prospectus, unless otherwise indicated, translations from Pounds Sterling into U.S. dollars were made at the rate of £1.00 to $1.2743, which was the noon buying rate of the Federal Reserve Bank of New York on December 29, 2023. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Pounds Sterling at the dates indicated.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this Annual Report, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this registration statement are based upon information available to us as of the date of this registration statement and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statement as about:

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

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A. Selected Financial Data

The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 have been derived from our consolidated financial statements, as presented at the end of this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statement data as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019 have been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by the IASB.

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

Consolidated Statement of Operations and Comprehensive Loss Data:

	Years Ended December 31,
	2023	2022	2021	2020	2019
	(in thousands except share and per share data)
Operating expenses:
Research and development	$(8,113)	$(12,955)	$(13,208)	$(5,993)	$(3,714)
General and administrative	(9,871)	(1,631)	(13,311)	(11,203)	(6,207)
Realization bonus	-	-	(855)	(13,214)	-
Impairment of asset	-	-	-	(279)	-
Disposal of Intellectual Property	-	-	-	2,663	-
Total operating expenses	(17,984)	(14,586)	(27,374)	(28,026)	(9,921)
Loss from operations	(17,984)	(14,586)	(27,374)	(28,026)	(9,921)
Other income (expense), net	742	(811)	717	(312)	(91)
Tax provision	(449)	-	3,240	2,207	689
Net loss attributable to ordinary shareholders	(17,691)	(15,397)	(23,417)	(26,131)	(9,323)
Other comprehensive loss:
Foreign currency translation adjustment	1,492	(3,582)	(4, 478)	3,474	(27)
Total comprehensive loss	(16,199)	(18,979)	(27,895)	(22,657)	(9,350)

Basic and diluted net loss per ordinary share	(0.15)	(0.15)	(0.24)	(0.16)	(0.07)

Consolidated Balance Sheet Data:

	As of December 31,
	2023	2022	2021	2020	2019
	(in thousands except share and per share data)
Cash and cash equivalents	$1,183	$18,122	$42,186	$65,824	$200
Working capital	688	17,619	41,133	62,196	(5,846)
Total assets	12,184	26,477	48,826	70,656	2,378
Total shareholders’ equity/(deficit)	5,534	19,571	41,280	62,386	(5,514)

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

We are a clinical stage biotechnology company with a limited operating history. Since our inception in May 2013, we have incurred significant net losses. Our net losses were $17.8 million, $15.4 million and $23.4million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had an accumulated loss of $134 million. We have devoted substantially all of our efforts to research and development of our product candidates, including clinical development of our lead product candidates, Foralumab and Milciclib, as well as to building out our management team and infrastructure. We expect that it could be several years, if ever, before we have a commercialized product candidate. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

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

At December 31, 2023, we had 3 full-time employees, who were engaged in R&D activities. If we are successful in executing our business strategy, we will need to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our R&D activities and, in the longer term, build a commercial infrastructure to support commercialization of any of our product candidates that are approved for sale. Future growth would impose significant added responsibilities on members of management and, to a potentially significant extent, divert our management and business development resources away from their current uses. It is likely that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and any future product candidates requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas, to attract and retain sufficient numbers of talented employees and to expand the group of contractors we use.

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

The outbreak of COVID-19 originated in Wuhan, China, in December 2019 and spread to multiple countries, including the United States and several European countries. Disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing preclinical studies and clinical trials, as applicable.

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

On July 19, 2023, we received a written notice from Nasdaq notifying us that were not in compliance with the Rule, as the minimum bid price of the Company’s common shares has been below $1.00 per share for 30 consecutive business days. On January 22, 2024, Nasdaq notified us that we were eligible for an additional 180 calendar day period, or until July 15, 2024, to regain compliance.

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

As of December 31, 2023, we were no longer an emerging growth company within the meaning of the Securities Act of 1933, but still remain a smaller reporting company, and will take advantage of certain reduced reporting requirements.

As of December 31, 2023, we were no longer an “emerging growth company”, as defined in the Jumpstart Our Business Startups ( JOBS) Act. While we were an emerging growth company, we took advantage of exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404. Even though we are no longer an emerging growth company, we remain exempt from the auditor attestation requirements of Section 404 pursuant to the rules of the SEC, as we remain a non-accelerated filer. We will cease to be a non-accelerated filer if (a) the aggregate market value of our outstanding Ordinary Shares held by non-affiliates as of the last business day of our most recently completed second fiscal quarter is $75 million or more and we reported annual net revenues of greater than $100 million for our most recently completed fiscal year or (b) the aggregate market value of our outstanding Ordinary Shares held by non-affiliates as of the last business day of our most recently completed second fiscal quarter is $700 million or more, regardless of annual net revenues. If we cease to be a non-accelerated filer, we would be subject to the requirement for an annual attestation report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

We remain a “smaller reporting company”, as defined in Rule 405 under the Securities Act, which means that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a “smaller reporting company” which allows us to take advantage of many of the same exemptions from disclosure requirements, including this Annual Report on Form 20-F. In addition, we are eligible to remain a smaller reporting company for so long as we have a public float of less than $250 million measured as of the last business day of our most recently completed second fiscal quarter or a public float of less than $700 million as of such date and annual revenues of less than $100 million during the most recently completed fiscal year. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile in the event that we decide to make an offering of our common shares.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that beginning with our second annual report following our IPO, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided as a non-accelerated filer, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer a non-accelerated filer.

Pursuant to Section 404, we will be required to furnish a report by our senior management on our internal control over financial reporting. However, while we remain a non-accelerated filer, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as a non-accelerated filer, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging.

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

We have identified a material weakness in our internal control over financial reporting. Failure to maintain effective internal controls could cause our investors to lose confidence in us and adversely affect the market price of our common stock. If our internal controls are not effective, we may not be able to accurately report our financial results or prevent fraud.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports in a timely manner. In connection with the preparation of our consolidated financial statements for the year ended December 31, 2023, we concluded that there was a material weakness in our internal control over financial reporting related to our failure to timely develop and communicate an employee handbook for employees to consult in the event an issue arises. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

If we identify additional material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. Moreover, in the future we may engage in business transactions, such as acquisitions, reorganizations or implementation of new information systems that could negatively affect our internal control over financial reporting and result in material weaknesses.

Our independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. Had our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies amounting to material weaknesses might have been identified. If we identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, we may be late with the filing of our periodic reports, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition or divert financial and management resources from our core business.

Our 10% or more stockholders and management own a significant percentage of our stock and are able to exercise significant influence over matters subject to stockholder approval.

As of the date of this annual report, our executive officers, directors and 10% or more stockholders, together with their respective affiliates, owned approximately 39% of our outstanding securities. Accordingly, this group of security holders will be able to exert a significant degree of influence over our management and affairs and over matters requiring security holder approval, including the election of our Board of Directors, future issuances of our securities, declaration of dividends and approval of other significant corporate transactions. As a result, if these shareholders were to choose to act together, they would be able to exert significant influence over matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would exercise sufficient voting power to influence the election of directors and approve any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

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

We believe that we were a PFIC for our taxable year ended December 31, 2023 but cannot provide any assurances regarding our PFIC status for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies which in some circumstances are unclear and subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our common shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets may also be affected by how, and how quickly, we spend the cash we raise in any offering.

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

As a U.K. tax resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2023, we had cumulative carryforward tax losses of $20 million.  Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. Our ability to continue to claim payable research and development tax credits in the future may be limited because we may no longer qualify as a small or medium-sized company.

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

Our agent for service of process in the United States is Tiziana Therapeutics, Inc, 420 Lexington Ave, Suite 1402, New York, NY 10170.

B. Business Overview

Overview

We are a biotechnology company that specializes in developing transformative therapies for neurodegenerative and lung diseases. Our clinical pipeline includes drug assets for Secondary Progressive Multiple Sclerosis, ALS, Alzheimer’s, and KRAS+ NSCLC. Tiziana is led by a team of highly qualified executives with extensive drug development and commercialization experience. Our mission is to bring breakthrough therapies to patients with the aim of treating Secondary Progressive Multiple Sclerosis, ALS, Alzheimer’s, and other CNS indications. Crohn’s Disease, lung diseases and optimizing health outcomes. We are developing transformational formulation technologies, enabling to switch from traditional routes to alternative routes of immunotherapy to facilitate local site of action. For example, nasal, oral and inhalation administrations to target neurodegenerative and lung diseases. We believe, if we succeed in these alternative routes of immunotherapies that has the potential to change the way immunotherapies are currently conducted.

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

On April 16, 2018, Tiziana entered into an exclusive license agreement with The Brigham and Women’s Hospital, Inc. relating to a novel formulation of Foralumab dosed in a medical device for nasal administration. An investigational new drug application (IND) for the first-in-human evaluation of the nasal administration of Foralumab in healthy volunteers for progressive multiple sclerosis indication was filed in the second quarter of 2018. Subsequent to IND approval, a single-site, double-blind, placebo-controlled, dose-ranging Phase 1 trial with nasally administered Foralumab at 10, 50 and 250 µg per day, consecutively for 5 days to evaluate biomarkers of immunomodulation of clinical responses was initiated in November 2018. The trial conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA, in healthy volunteers. 18 subjects received Foralumab treatment and 9 patients received placebo. The study was completed in September 2019. Phase 1 clinical data demonstrated that nasally administered Foralumab, was well-tolerated and no drug-related safety issues were reported at any of the doses. No drug-related changes were observed in vital signs among subjects at predose, during treatment and at discharge. Nasally administered Foralumab at the 50 µg dose suppressed cytotoxic CD8+ as well as perforin-secreting CD8+ cells, which have been implicated in neurodegeneration in multiple sclerosis (MS). Treatment at 50 µg stimulated production of anti-inflammatory cytokine IL-10 and suppressed production of pro-inflammatory cytokine IFN-γ. Taken together, the treatment showed significant positive effects on the biomarkers for activation of mucosal immunity, which are capable of inducing site-targeted immunomodulation to elicit anti-inflammatory effects. . Systemic levels of Foralumab were below the lower quantitation limit of 8 ng/mL suggesting that nasally administered Foralumab appears to exert its effects via nasal epithelium utilizing local and lymphatic immune systems directly. These data support other clinical and pre-clinical studies showing that this route of administration is capable of inducing site-targeted immunomodulation and anti-inflammatory effects. Furthermore, these pharmacodynamic data point to a clinical dose range that Tiziana intends to test in further clinical development among MS patients.

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

On October 12, 2022, Tiziana announced that it planned to submit an Investigational New Drug Application (IND) for a Phase 1 Trial of intranasal foralumab in Alzheimer’s disease patients after receiving an affirmative written response from the FDA on a Pre-Investigational New Drug Application (PIND). Tiziana plans on filing the IND for Alzheimer’s disease by the third quarter of 2023 upon the completion of requested toxicology studies, then starting its Phase 1 program by the end of 2023.

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

In 2022, Tiziana initiated five Good Laboratory Practice (GLP) safety toxicology studies of foralumab administered intranasally and subcutaneously in HuGEMM CD3 transgenic mice. The five studies consisted of three intranasal toxicology studies of 14 days, 13 weeks and 26 weeks dosing duration and two subcutaneous safety toxicology studies of 14 days and 28 days dosing duration. On December 15, 2022 the Company announced that it had successfully completed the 13-week toxicology trial and that intranasal foralumab was well-tolerated. The 26 week toxicology study was completed on February 15, 2024

In addition, on August 18, 2020 the United States Patent and Trademark Office, or USPTO, granted us a patent on use and methods of treatment of Crohn’s disease with Foralumab, its proprietary fully human monoclonal antibody, and all other anti-CD3 mAbs. The CD3 (cluster of differentiation 3) is a protein complex on T-cells, which is important for the regulation of the immune system. The patent was published by the USPTO on September 1, 2020 as Patent No. 10,759,858. Recently, we also announced the issuance of the first-ever patent on oral administration of anti-CD3 mAbs for treatment of human diseases (Patent No. 10,688,186). We believe the grant of this additional composition-of-matter and use patent further strengthens our intellectual property, consisting of proprietary technologies on oral and nasal administration of Foralumab and other anti-CD3 mAbs for the treatment of human diseases.

On July 16, 2020, we announced that we had submitted a patent application on the potential use of Foralumab, a fully human anti-CD3 mAbs, to improve success of chimeric antigen receptor T-cell, or CAR-T, therapy for cancer and other human diseases. We accelerated development of a fully human mAb targeting the IL-6R (TZLS-501) for which the intellectual property was licensed from Novimmune in January 2017. This fully human mAb has a novel mechanism of action, binding to both the membrane-bound and soluble forms of the IL-6R as well as depleting circulating levels of the IL-6 in the blood. Excessive production of IL-6 is regarded as a key driver of acute inflammation resulting from infection with viral agents such as Coronaviruses and of chronic inflammation, associated with autoimmune diseases such as multiple myeloma, oncology indications and rheumatoid arthritis, and we believe that TZLS-501 may have potential therapeutic value for these indications.

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

The Company initiated development of TZLS-501 for treatment of Interstitial lung disease associated with systemic sclerosis (SSc-ILD). Tocilizumab (Actemra®, Roche) a humanized interleukin-6 (IL-6) receptor mAb antagonist. was approved by the FDA as a subcutaneous injection for slowing the rate of decline in pulmonary function in adult patients with systemic sclerosis-associated interstitial lung disease (SSc-ILD), a debilitating condition with limited treatment options. Actemra® is the first biologic therapy approved by the FDA for the treatment of the disease.

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

Our Competitive Strengths

Our mission is to design and deliver next generation therapeutics and diagnostics for oncology and immune diseases of high unmet medical need by combining deep understanding of disease biology with clinical development expertise. We believe the following strengths will allow us to continue to pursue this mission:

●	Advanced, novel pipeline. We have an advanced pipeline of novel and proprietary drug candidates, including antibodies and small molecules, to address high unmet medical needs in the inflammation, autoimmune and oncology markets with significant commercial potential.

●	Proprietary technology. Our proprietary technology enables the development of alternative routes of administration of antibodies, including oral delivery. We believe that oral and nasal routes of delivery will alleviate the significant time and cost burden associated with other routes of administration, including intravenous delivery.

●	Broad and engaged network of experts. Our strong relationships with key opinion leaders contribute to our clinical development efforts and position us well to support our products, if approved. Dr. Napoleone Ferrara, Dr. Arun Sanyal, Dr. Kevan Herold, and Dr. Howard Weiner are among the thought leaders on our scientific advisory committee.

●	Specialized expertise and focus on oncology and inflammation. Our management team, including Dr. Matthew Davis, Dr. William Clementi andJules Jacob, , has considerable experience translating technologies from bench to market, and managing the global administration of clinical trials.

●	Strong intellectual property and know-how. We believe our proprietary intellectual property portfolio, in-licensed from Nerviano and Novimmune, provides us with a substantial competitive advantage for the commercial development of small molecule NCEs, and biologics, as well as expanded possibilities for new development programs in the future. We have retained the worldwide development and commercialization rights to all of our product candidates. We have submitted additional patent applications to further strengthen our intellectual property.

●	Lean research and development model, designed to maximize value. We employ a lean and virtual R&D model using highly experienced teams of experts for each business function to maximize value accretion by focusing resources on the drug discovery and development processes.

Our Strategy

Our goal is to become a leading biotechnology company focused on developing and delivering therapies and related diagnostics in both oncology and immunology. The key elements of our strategy to achieve this goal are to:

●	Advance the clinical development of intranasally-administered Foralumab for treatment of neurodegenerative diseases, particularly SPMS, and potentially including Alzheimer’s Disease, ALS and intracerebral hemorrhage (hemorrhagic stroke). Tiziana will continue to supply foralumab for intranasal treatment of up to 10 EA patients at Brigham and Women’s Hospital and nitiated a multisite Phase 2 trial for treatment of SPMS patients in Q3 2023.

The following programs have been paused temporarily to focus Tiziana’s clinical development efforts on intranasal foralumab for treatment of SPMS and other neurodegenerative disease.

●	Development of our product candidate, TZLS-501, a fully human mAb targeting the IL-6 receptor (a biological mAb which may control the proteins involved in cell signaling relevant to many inflammatory diseases and cancers), for treatment of inflammatory and oncology indications especially SSc-ILD. Additional cGMP manufacturing and IND-enabling GLP safety toxicology studies in Cynomolgus monkeys, have been completed evaluation/qualification of hand-held nebulizers for pulmonary administration of TZLS-501 for SSc-ILD treatment have been completed

●	Clinical development and obtain regulatory approval for our lead oncology product candidate, Milciclib, as a combination therapy for the treatment of refractory solid tumors (being cancers which are non-responsive or become resistant to treatment), especially NSCLC. An IND was filed on December 15, 2022. The IND was withdrawn in January 2023 to refocus clinical activities on use of foralumab for treatment of neurodegenerative diseases.

The following activities will continue to be pursued aggressively:

●	Continue development of platform drug delivery technologies that provide competitive advantage over existing approved products, e.g. inhalation delivery and nasal delivery of mAbs.

●	Continue to leverage relationships with key opinion leaders to promote clinical trial success and enhance future commercialization.

●	Opportunistically identify and acquire or in-license complimentary product and technology candidates.

●	Seek orphan drug, fast track or breakthrough designation for our product candidates where warranted.

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

On April 16, 2018, Tiziana entered into an exclusive license agreement with The Brigham and Women’s Hospital, Inc. relating to a novel formulation of Foralumab dosed in a medical device for nasal administration. An investigational new drug application (IND) for the first-in-human evaluation of the nasal administration of Foralumab in healthy volunteers for progressive multiple sclerosis indication was filed in the second quarter of 2018. Subsequent to IND approval, a single-site, double-blind, placebo-controlled, dose-ranging Phase 1 trial with nasally administered Foralumab at 10, 50 and 250 µg per day, consecutively for 5 days to evaluate biomarkers of immunomodulation of clinical responses was initiated in November 2018. The trial conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA, in healthy volunteers. 18 subjects received Foralumab treatment and 9 patients received placebo. The study was completed in September 2019. Phase 1 clinical data demonstrated that nasally administered Foralumab, was well-tolerated and no drug-related safety issues were reported at any of the doses. No drug-related changes were observed in vital signs among subjects at predose, during treatment and at discharge. The mean blood pressure (BP) during the 5 days of treatment were; Cohort A (10 µg/d):124/73, Cohort B (50 µg/d): 119/67 and Cohort C (250 µg/d):113/65 compared to placebo:118/67). Heart rates, respiratory rates and oral temperatures were unchanged among the 3 cohorts compared to the placebo. Nasally administered Foralumab at the 50 µg dose suppressed cytotoxic CD8+ as well as perforin secreting CD8+ cells, which have been implicated in neurodegeneration in multiple sclerosis (MS). Treatment at 50 mg stimulated production of anti-inflammatory cytokine IL-10 and suppressed production of pro-inflammatory cytokine IFN-γ. Taken together, the treatment showed significant positive effects on the biomarkers for activation of mucosal immunity, which are capable of inducing site-targeted immunomodulation to elicit anti-inflammatory effects. Based on the results we intend to conduct a Phase 2 trial in secondary progressive MS (SPMS) patients starting in Q3 2023.

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

On October 12, 2022, Tiziana announced that it planned to submit an Investigational New Drug Application (IND) for a Phase 1 Trial of intranasal foralumab in Alzheimer’s disease patients after receiving an affirmative written response from the FDA on a Pre-Investigational New Drug Application (PIND). Tiziana plans on filing the IND for Alzheimer’s disease by the third quarter of 2023 upon the completion of requested toxicology studies, then starting its Phase 1 program by the end of 2023.

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

On November 23,2022, Tiziana announced publication of a scientific article in the peer-reviewed journal Frontiers in Immunology entitled “Nasal administration of anti-CD3 monoclonal antibody modulates effector CD8+ T cell function and induces a regulatory response in T cells in human subjects” . The study was completed by researchers at the Brigham and Womens Hospital (BWH) and Harvard Medical School. The goal of the study was to assess safety and the immune effects of an entirely human, previously uncharacterized nasal anti-CD3 mAb (foralumab) in humans and it’s in vitro stimulatory properties. The findings support Tiziana’s intranasal foralumab platform as a new modality for the treatment of autoimmune and CNS diseases.

On January 3, 2023, Tiziana announced that the second patient (“EA2”) with na-SPMS receiving intranasal foralumab exhibited additional clinical improvements since their last reported improvement in September 2022. The improvements were measured by EDSS. Before foralumab treatment, EA2’s non-active SPMS disability had progressed and EDSS worsened from 3.5 in 2018 to 6.0 in 2021 despite ocrelizumab therapy. Ocrelizumab was discontinued in 2021. At this point, EA2 required a cane to walk 100 meters. EA2 was subsequently enrolled in the intranasal foralumab Expanded Access program in January 2022. In September 2022, 8 months after starting treatment with nasal foralumab, EA2 was able to walk 100 meters without a cane. EDSS score improved from 6.0 to 5.5. EA2’s pyramidal score remained stable during this time. In December 2022, 11 months after starting treatment with intranasal foralumab, EA2 was able to walk 200 meters without a cane, resulting in an even greater improvement in EDSS; with EDSS falling from a score of 5.5 to 5.0. EA2’s pyramidal score continued to remain stable.

On March 8, 2023, Tiziana announced a publication in the preeminent1 journal, Proceedings of the National Academy of Sciences (PNAS), that illustrates the immunological basis of the mechanism of action (MoA) for intranasal foralumab.

On March 28, 2023, Tiziana announced it has received feedback based on the U.S. Food and Drug Administration (FDA) Type C meeting minutes related to the Phase 2 clinical trial of intranasal foralumab in patients with na-SPMS. Tiziana plans to accept the FDA’s recommendations and intends to start a Phase 2 study in the third quarter of 2023.

On April 4, 2023, Tiziana announced pre-clinical data on the effects of intranasal anti-CD3 monoclonal antibody in a model of intracerebral hemorrhage (hemorrhagic stroke) demonstrating a behavioral outcome improvement at one month. The data showed that modulation of neuroinflammation by induction of FoxP3+ Tregs appeared to have beneficial effect in intracerebral hemorrhage. Dr. Saef Izzy presented this data from the podium on April 23, 2023 at the Neurocritical Care Scientific Platform Session at the prestigious Annual American Academy of Neurology (AAN) conference in Boston, MA.

On April 13, 2023, Tiziana announced it’s plans to investigate intranasal foralumab for the treatment of Long COVID. The work is supported by foralumab’s well-established role in de-activating microglia cells, a key component in the pathogenesis of this disease. The company intends to enter into a Phase 2a, placebo-controlled trial following positive feedback from the FDA.

On April 20,2023, Tiziana announced its plan to submit an IND for intranasal foralumab in patients with mild to moderate Alzheimer’s Disease in Q2 2023. Tiziana is also seeking $3,000,000 in non-dilutive funding from a prestigious Alzheimer’s foundation to support the Phase 2a trial. It is expected that this funding application will receive a response in Q3 2023.

On June 5, 2023, Tiziana announced 3-month PET scan results from the first patient cohort in its Intermediate Size Patient Population Expanded Access Program. Data showed a reduction in microglial activation in 3 out of 4 patients confirming that previously reported in the first two EA patients. Overall, 5 of the 6 na-SPMS patients treated with intranasal foralumab in its Expanded Access program have exhibited a reduction in microglial activation.

On June 5, 2023, Tiziana announced 3-month PET scan results from the first patient cohort in its Intermediate Size Patient Population Expanded Access Program. Data showed a reduction in microglial activation in 3 out of 4 patients confirming that previously reported in the first two EA patients. Overall, 5 of the 6 na-SPMS patients treated with intranasal foralumab in its Expanded Access program have exhibited a reduction in microglial activation.

On August 15, 2023, Tiziana announced that the U.S. Food and Drug Administration (FDA) has cleared the Investigational New Drug (IND) application for intranasal foralumab to be studied in Alzheimer’s disease. The clinical trial will be overseen by Brigham and Women’s Hospital.

On August 24, 2023, Tiziana announced an oral presentation by Howard Weiner, MD entitled “Nasal anti-CD3 mAb induces Tregs that dampen microglial activation and treat neuroinflammatory diseases including MS, AD and ALS” at the 16th International Society of Neuroimmunology (ISNI) Congress in Quebec City, Canada, held  on August 21-24, 2023.

On September 6, 2023, Tiziana announced acceptance of a publication entitled, “Nasal Administration of anti-CD3 monoclonal antibody (mAb) ameliorates disease in a mouse model of Alzheimer’s disease”, in the journal, Proceedings of the National Academy of Sciences (PNAS), validating foralumab’s mechanism of action (MOA) as a potential treatment for Alzheimer’s disease (AD), a difficult-to-treat neuroinflammatory disease.  This was the second publication pertaining to intranasal administration of anti-CD3 monoclonal antibody in 2023 to be published in PNAS. This study shows that intranasal anti-CD3 ameliorates disease in a rodent model of AD by targeting microglial activation in the brain and brain gene expression independent of affecting amyloid beta deposition. These studies identify a novel approach to treat Alzheimer’s disease.

On September 26, 2023, Tiziana announced initiation of the Phase 2a multicenter clinical trial for treatment of non-active Secondary Progressive Multiple Sclerosis (na-SPMS) patients with intranasal foralumab. Tiziana announced that it held an Investigator’s Meeting with principal investigators at Brigham and Women’s Hospital to begin site initiation for the clinical trial. In total, six to ten new clinical trial sites will be recruited.

On October 11, 2023, Tiziana announced a late breaking poster entitled, “Treatment Of Six Non-Active Secondary Progressive MS With Nasal Anti-CD3 Monoclonal Antibody (Foralumab): Safety, Biomarker, And Disability Outcomes”, that was presented at the 39th Congress of the European Committee for Treatment and Research of Multiple Sclerosis (ECTRIMS) held in Milan, Italy, October 11-13, 2023.

On October 13, 2023, Tiziana announced that a reduction in activated microglia, as seen in six-month Positron Emission Tomography (PET) scans, was observed in a total of five of the six patients with non-active secondary-progressive multiple sclerosis treated with intranasal foralumab in its Expanded Access Program (EAP). Activated microglia play a prominent role in the pathogenesis of neuroinflammatory and neurodegenerative diseases including multiple sclerosis, Alzheimer’s disease, and amyotrophic lateral sclerosis, or ALS.

On October 16, 2023, Tizana announced six-month data showing positive clinical improvements related to Modified Fatigue Impact Scale (MFIS) scores and similar important clinical measures of physical function in foralumab-treated, non-active Secondary Progressive Multiple Sclerosis patients participating in an Expanded Access (EA) Program.   This follows on from previously announced positive six-month PET scan data which was presented at ECTRIMS 2023.

The findings, which are summarized in Table 1 below, show broad-based six-month improvements across various key measures for multiple sclerosis. Secondary progressive multiple sclerosis is hallmarked by an increase of disability over time. The table below shows a stabilization or an improvement in physical function of the various clinical measures over a six-month period. Various degrees of improvement were also observed in the Expanded Disability Status Scale (EDSS), Timed 25-Foot Walk Test (T25FW), pyramidal function scores and NeuroQoL Fatigue scores in a disease state that typically shows a decline in function over time.

Table 1. Six Month Test Scores in Expanded Access na-SPMS Patients

EA Patient	EDSS	Pyramidal score	T25FW	MFIS
EA1	—	↓	—	—
EA2	↓	—	↓	↓
EA3	—	—	↓	—
EA4	↓	—	—	↓
EA5	—	↓	↓	↓
EA6	—	—	—	↓

—	Denotes stabilization
↓	Denotes improvement

Fatigue, as measured above in MFIS, refers to an overwhelming sense of physical, mental, and emotional exhaustion that is disproportionate to the level of activity or effort exerted. It is a major, common, and often debilitating symptom experienced by many individuals with MS. It differs from the typical tiredness that everyone experiences from time to time. In the context of MS, it is called ‘primary fatigue’ and is a direct result of damage to the central nervous system. This kind of fatigue can significantly impact a person’s daily life and functioning.

On October 18, 2023, Tiziana announced that the U.S. Food and Drug Administration (FDA) had allowed multiple sclerosis patients to take home and self-administer Intranasal Foralumab. Delivery Device Training materials have been developed and refined in collaboration with the FDA, and patients trained in the use of the nasal device in accordance with these materials. Patients in the Expanded Access program that have been exposed to intranasal foralumab for more than 1 year have demonstrated acceptable tolerability and safety. At-Home Dosing is likely to Improve patient compliance to treatment and outcomes.

On November 1, 2023, Tiziana announced that Chief Operating Officer and Chief Medical Officer, Matthew Davis, MD, RPh, will present at BIO-Europe, Munich, Germany, November 6-8, 2023. The presentation will be primarily focused on the recent clinical updates of intranasal foralumab, for the treatment of non-active secondary progressive multiple sclerosis and other neuroinflammatory and neurodegenerative diseases such as Alzheimer’s.

On November 20, 2023, Tiziana announced that the company had successfully enrolled and dosed four new patients with non-active secondary progressive multiple sclerosis in the Brigham and Women’s Hospital’s Expanded Access pgrogam. A total of ten patients are now being followed in the EA Program.

On December 19, 2023, Tiziana announced “first patient dosed” in its Phase 2a study comparing two doses of intranasal foralumab and placebo in patients with non-active secondary-progressive multiple sclerosis.   Six investigational centers have been recruited for this double-blind, placebo-controlled trial, with up to 18 patients per treatment arm. The primary endpoint of the trial will be the change in microglial activation based on PET scans. Clinical evaluations include the Expanded Disability Status Scale (EDSS), QoL assessments, and the Modified Fatigue Impact Scale (MFIS), which assess parameters that are essential to a patient’s everyday life. Novel immuno-biomarkers will be measured also and assessed for predictive relevance. Central review of PET scans and images is an integral component of this study.

The Company plans to continue treatment of EA SPMS patients at Brigham and Women’s Hospital and continue evaluation of foralumab treatment.

Phase 2a Clinical Trial of Nasally-Administered Foralumab for Treatment of Secondary Progressive Multiple Sclerosis

A multisite Phase 2a study evaluating intranasal foralumab for treatment of SPMS was initiated on September 26, 2023 by holding the first investigator’s meeting. This is a double-blinded, placebo-controlled study of two (2) doses of foralumab nasal solution (50 µg and 100 µg) delivered intranasally compared to placebo, administered in non-active secondary progressive MS patients who are continuing to deteriorate despite standard of care therapy. The first patient was dosed on December 19, 2023. Topline results are anticipated by Q4 2024.

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

Safety Toxicology Studies

Tiziana conducted Intranasal and Subcutaneous Safety Toxicology Studies in HuGEMM Transgenic Mice Expressing human CD3 and mouse CD3 molecules.

Study 700656 14 Days Intranasal Dosing Duration/7 days Recovery

Three times/week intranasal dosing of 1, 10 and 50 µg foralumab /animal

●	There were no test item related mortalities during the course of the study.

●	The three times weekly intranasal instillation of Foralumab at doses of up to 50 µg of Foralumab/animal were well tolerated. There were no foralumab related changes in clinical signs, body weights, hematology or clinical pathology.

●	Intranasal instillation of a high dose (50 µg) of Foralumab promoted a neat depletion of the mCD3/hCD3 coexpressing T lymphocyte compartment, including the mCD3+hCD3+mCD4+ and mCD3+hCD3+mCD8+ subsets.

Study 700800 13 Weeks Dosing Duration/8 weeks Recovery

Three times/week intranasal dosing of 1, 10 and 50 µg foralumab /animal

●	There were no test item related mortalities during the course of the study.

●	There were no Foralumab related changes in clinical signs, body weights, hematology or clinical pathology.

●	Intranasal instillation of Foralumab to mouse three times weekly for 13 weeks was well tolerated at dose levels up to 50 μg/dose and did not produce Foralumab-related macroscopic or microscopic pathology findings

●	The no-observed-adverse-effect level (NOAEL) is considered to be 50 μg/animal (equivalent to a 10 mg dose administered to a 60 kg adult human).

Study 700657 26 Weeks Dosing Duration/8 weeks Recovery

Three	times/week intranasal dosing of 1, 10 and 50 µg Foralumab /animal

●	There were no Foralumab related mortalities. All deaths observed were unrelated to the administration of Foralumab.

●	There was no Foralumab related clinical sign, change in body weight, body temperature, ophthalmology parameters, clinical pathology parameters (hematology, coagulation, and clinical chemistry), organ weight, or functional observational battery finding.

●	Over the dose range, exposure to Foralumab (based on maximum mean AUC0-Tlast values) on Days 1 and 29 generally increased dose dependently but not consistently in a dose-proportional manner.

●	The Foralumab sex ratios based on maximum mean AUC0-Tlast (male vs female), on Days 1 and 29, ranged between 0.3 and 2.2 and were not consistent with sex-related differences in exposure. Other TK parameter ratios were consistent with no sex-related differences in Foralumab exposures.

●	In animals surviving to scheduled termination, there was no Foralumab-related pathological finding at doses up to 50 µg Foralumab/animal.

●	Intranasal instillation of Foralumab to mice three times weekly for 26 weeks was well tolerated at dose levels up to 50 µg Foralumab/animal and did not produce any signs of toxicity.

Study 700680 14 Days Subcutaneous Dosing Duration/7 days Recovery

Once daily subcutaneous dosing of 5, 15 and 50 µg Foralumab /animal

●	There was no evidence of local (subcutaneous injection site) or systemic toxicity.

●	The administration at 50 µg/animal of Foralumab promoted a neat reduction of the mCD45+mCD3/hCD3 co-expressing T lymphocyte compartment, especially in the mCD3+hCD3+mCD8+ subset. Meanwhile, the number of mCD45+mCD3+hCD3- cells increased including the mCD3+hCD3-mCD4+ and mCD3+hCD3-mCD8+ subsets

●	The no observable adverse effect level (NOAEL) was determined to be 50 µg/animal based on parameters monitored on the study.

Study 700681 28 Days Subcutaneoous Dosing Duration/28 days Recovery

Three times/week intranasal dosing of 1, 10 and 50 µg Foralumab /animal

●	The three times weekly (Day 1, 3 and 5 of the week) administration of Foralumab for 4 consecutive weeks by subcutaneous injection at doses of 5, 15 and 50 µg/animal/dose to HuGEMM mice was well-tolerated.

●	There was no evidence of local (subcutaneous injection site) or systemic toxicity.

●	The administration of Foralumab promoted the decrease of mCD3/hCD3 co-expressing T cells and subsets in a dose-independent manner.

●	The no observable adverse effect level (NOAEL) was determined to be 50 µg/animal/dose based on parameters monitored on the study.

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

Trial	Patient Population	Treatment Schedule / Dosing	Key Findings

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

Phase 2 Development

Trial	Patient Population	Treatment Schedule / Dosing	Key Findings
CDKO-125a-004	Advanced/metastatic solid tumors 16 patients	Orally administered at 45, 60 and 80 mg/m2 once daily for 7 days on / 7 days off (Days 1 to 7 and 15 to 21) in a 4-week cycle in combination with fixed dose of IV gemcitabine (1000 mg/m2/day) on Days 1, 8, 15 over 30 minutes every 4 weeks

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

As of April 4, 2024, our intellectual property portfolio was made up as follows:

Family	Subject	Cooley Ref.	Priority	Status	Expires	Jurisdiction
Foralumab TZLS-401	Methods of use (autoimmune or inflammatory diseases and disorders)	TIZI-010	2004	Issued	2025	Issued: Australia, Canada, China, Hong Kong, Israel, Japan, Mexico, Norway, Singapore, South Africa, Ukraine, Armenia, Austria, Azerbaijan, Belgium, Belarus, Switzerland, Germany, Denmark, Spain, France, United Kingdom, Ireland, Italy, Kyrgyzstan, Kazakhstan, Luxembourg, Moldova, Netherlands, Norway, Portugal, Russian Federation, Sweden, Tajikistan, and Turkmenistan

	Composition and methods of use	TIZI-011	2004	Issued/Pending	2025	Issued: Australia, Armenia, Azerbaijan, Belarus, Brazil, Canada, China, Austria, Denmark, France, Germany, Hong Kong, India, Israel, Italy, Japan, Kazakhstan, Kyrgyzstan, Mexico, Moldova, Netherlands, Norway, Republic of Korea, Russian Federation, Singapore, South Africa, Spain, Switzerland, Tajikistan, Turkmenistan, U.S. United Kingdom, and Ukraine; Pending: US.

	Methods of use (in combination with anti-IL- 6/IL-6R antibodies)	TIZI-012	2011	Issued/Pending	2032	Issued: United States

	Formulations and dosing regimen	TIZI-013	2016	Issued/Pending	2037	Issued: United States, China, Japan, Israel Pending: Australia, Canada, China, Europe, Hong Kong, Israel, Japan, United States

	Methods of use (CNS disorders)	TIZI-019 (co-owned with The Brigham and Women’s Hospital, Inc.)	2017	Pending	2038	Pending: Canada, Europe, Japan, United States

	Methods of use (CAR-T therapies)	TIZI-027	2020	Pending	2041	Pending: United States, Australia, Canada, China, Europe, Israel, Japan

	Methods of use (coronavirus)	TIZI-028	2020	Pending	2041	Pending: United States, Australia, Canada, China, Europe, Israel, Japan, Hong Kong

	Method of administering Foralumab by subcutaneous injection	TIZI-029	2021	Pending	2042	Pending: United States, Europe

	Nasal formulations of Foralumab	TIZI-033	2022	Pending	2043	Pending: PCT

	Methods of suppressing micrglial activation	TIZI-034 (co-owned with The Brigham and Women’s Hospital, Inc.)	2021	Pending	2042	Pending: PCT

Milciclib TZLS-201	Composition of matter, methods of use, process of manufacturing	2003	Issued/Pending	2024	United States, Europe, Brazil, Eurasia, Africa, Algeria, Argentina, Australia, Barbados, Bosnia & Herzegovina, Canada, Colombia, Costa Rica, Croatia, Cuba, Ecuador, Georgia, Iceland, India, Indonesia, Israel, Japan, Korea, Kosovo, Malaysia, Mexico, Mongolia, Montenegro, New Zealand, Nicaragua, Norway, Pakistan, Philippines, Serbia, Singapore, South Africa, Sri Lanka, Taiwan, Thailand, Trinidad & Tobago, Tunisia, Ukraine, Uzbekistan, Vietnam
				Pending: United States, Egypt, Venezuela

Methods of use (multiple indications)	2008; 2009	Issued	2029; 2030	United States, Europe, China, Hong Kong, Japan

Methods of use (combination therapies with cytotoxics)	2008; 2009	Issued	2029; 2030	United States, Europe, China, Hong Kong, Japan

Compositions of related entities (salts and crystal forms), formulations and methods of treatment	2009	Issued	2030	United States, Europe, China, Hong Kong, Japan

Methods of use (combination therapies with therapeutic antibodies)	2006	Issued	2027	United States, Europe, China, Japan

Therapeutic combinations of Milciclib for use in the treatment of cancer	2017	Issued/Pending	2038	United States, Japan Pending: United States, Europe, Canada, Japan, Hong Kong

Enteric-coated pharmaceutical formulations comprising Milciclib	2024	Pending	2045	United States (provisional)

Method of treating KRAS mutated cancers by administering Micliclib and a chemotherapy	2021	Pending	2042	Pending: Australia, Canada, Europe, Israel, New Zealand, United States

Anti IL-6/IL- 6R Antibody TZLS-501	Composition of matter and methods of use	TIZI-016	2009	Issued	2029	Issued: United States, Austria, Australia, Belgium, Canada, China, Denmark, France, Germany, India, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, Netherlands, Spain, Sweden, Switzerland and United Kingdom

	Compositions of IL-6/IL-6R antibodies and methods of use thereof (coronavirus includes combinations with dactinomycin)	TIZI-022	2020	Pending	2041	Pending: United States, Europe, Australia, Canada, China, Israel, Japan

Actinomycin D	Use of Actinomycin D in the treatment of acute myeloid leukemia		2015	Issued	2036	United States, Europe, Japan, Australia, Canada

	Actinomycin D compositions and use of the same in the treatment of myelodysplactic syndrome and acute myeloid leukemia		2016	Issued/Pending	2037	United States, Australia, Japan Pending: United States, Europe, Canada, Japan

We have rights to a patent family that discloses the Milciclib compound, methods of using the compound, and processes for making the compound licensed from Nerviano Medical Sciences S.R.L. (which is further described below). This patent family includes six granted U.S. patents, one granted European patent, and one granted Eurasian patent. This patent family also includes granted patents in Africa (African Intellectual Property Organization, African Regional Intellectual Property Organization), Algeria, Argentina, Australia, Brazil , Barbados, Bosnia & Herzegovina, Canada, Colombia, Costa Rica, Croatia, Cuba, Ecuador, Georgia, Iceland, India, Indonesia, Israel, Japan, Korea, Kosovo, Malaysia, Mexico, Mongolia, Montenegro, New Zealand, Nicaragua, Norway, Pakistan, Philippines, Serbia, Singapore, South Africa, Sri Lanka, Taiwan, Thailand, Trinidad & Tobago, Tunisia, Ukraine, Uzbekistan, and Vietnam. Applications are also pending in the U.S., Egypt, and Venezuela. The patents in this family will expire in April 2024, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Europe.

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

We also have rights to a U.S. provisional application which covers enteric-coated pharmaceutical formulations comprising Milciclib. The patent applications in this family, if issued as patents, will expire in March 20432045, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Europe.

We also have rights to a patent family that discloses method of treating KRAS mutated cancers by administering Milciclib and a chemotherapy. This patent family includes pending applications in the United States and in Australia, Canada, Europe, Israel, and New Zealand. Any patents issued in this family will expire in August 2042, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

We have rights to a patent family that discloses methods of using Foralumab, licensed from NovImmune S.A. (which is further described below). This patent family includes one granted European patent and one granted Eurasian patent. This patent family also includes granted patents in Australia, Canada, China, Hong Kong, Israel, Japan, Mexico, Norway, Singapore, and South Africa, and Ukraine. The patents in this family will expire in April 2025, excluding any patent term extensions available in several jurisdictions, such as Europe.

We also have rights to a patent family that discloses the Foralumab compound and methods of using the compound also licensed from NovImmune S.A. This patent family comprises four granted U.S. patents, one granted European patent, and one granted Eurasian patent. This patent family also includes granted patents in Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Mexico, Republic of Korea, Singapore, and South Africa, and Ukraine. An application is pending in the U.S. The patents in this family will expire in June 2025, excluding any patent term adjustment in the U.S. and patent term extensions available in the U.S. and several other jurisdictions, such as Europe.

We have rights to a patent family that discloses formulations of Foralumab and dosing regimens for treating various disorders. This patent family has an issued patent in the U.S., issued patents in China, Israel and Japan, and applications pending in the U.S, Australia, Canada, China, Europe, Israel, Hong Kong, and Japan. The patents in this family will expire in August 2037, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

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

We also have rights to a patent family that discloses methods of using Foralumab in the treatment of coronavirus. This family has pending applications in the U.S., Australia, Canada, China, Europe, Hong Kong, Israel and Japan. The patent applications in this family, if issued as patents, will expire in 2041, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

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

We also have rights to a PCT application patent family that discloses methods of administering Foralumab subcutaneously for the treatment of various diseases. This family has pending applications in the U.S. and Europe. Any patents issued in this family will expire in April 2042, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

We also have rights to a U.S. provisional PCT application that discloses nasal formulations of Foralumab for the treatment of various diseases. Any patents issued in this family will expire in 2043, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

We have rights to a patent family that discloses methods of using TZLS-501 to treat various disorders, licensed from NovImmune S.A. This patent family includes five six granted U.S. patents, one granted European patent, and granted patents in Australia, Canada, China, India, Israel, Japan, and Mexico. Applications are pending in U.S. and Japan. The patents in this family will expire in May 2029, excluding any patent term extensions available in several jurisdictions, such as Europe.

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

The second ActD family covers nanoparticle formulations of ActD and the use of the same in the treatment of acute myeloid leukemia and myelodysplastic syndrome. In this family, there are granted patents in the U.S., Australia, and Japan and pending applications in the U.S., Europe, Australia, Canada, and Japan. The patents and patent applications in this family, if issued as patents, will expire in September 2037, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Euro

Individual patents extend for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, patents issued for regularly filed applications in the United States are granted a term of 20 years from the earliest effective non-provisional filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the USPTO delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the total patent term including the restoration period must not exceed 14 years following FDA approval. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product by product basis, from country to country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

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

C. Organizational Structure

The following table sets out details of the Company’s significant subsidiaries:

Name	Principal activity	Registered address	Percentage shareholding	Country of incorporation

Tiziana Life Sciences Ltd	Clinical stage biotechnology company	107 Cheapside, London EC2V 6DN	100%	England & Wales
Tiziana Pharma Limited	Clinical stage biotechnology company	107 Cheapside, London EC2V 6DN	100%	England & Wales
Tiziana Therapeutics Inc.	Clinical stage biotechnology company	420 Lexington Ave, Suite 1402 New York , NY 10170	100%	USA
Longevia Genomics S.r.l.	Biotechnology discovery company	Via Constantinopli 42 09100- Cagliria (CA)	100%	Italy

D. Property, Plant and Equipment

The below table contains information regarding existing or planned material tangible fixed assets owned or leased by Tiziana and its subsidiaries. We believe that suitable additional or substitute space will be available as needed to accommodate any future expansion of our operations.

Location	Tenure	Principal Use	Size
14-15 Conduit Street London W1S 2XJ, United Kingdom	3-year Lease	Principal Office	821 square feet
601 New Britain Road Building 100, Suite 102 Doylestown, PA, United States	Annual lease	Research & Development Centre	408 square feet

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

Overview

Introduction to Tiziana

We are a biotechnology company that specializes in developing transformative therapies for neurodegenerative and lung diseases . Our clinical pipeline includes drug assets for Secondary Progressive Multiple Sclerosis, ALS. Alzheimer’s, Crohn’s Disease and KRAS+ NSCLC.. Our lead product candidate in immunology is Foralumab (TZLS-401), which we believe is the only fully human anti-CD3 monoclonal antibody, or mAb, in clinical development. MAbs represent a single pure antibody produced by single clones and are an important class of human therapeutics for treating cancers and autoimmune diseases. Generation of antibodies for use in humans developed in animals, leads to strong, immune responses limiting their effectiveness and potentially leading to severe side effects. A process known as “humanization” removes most of the animal components of the antibody thereby lowering the immune response from the human immune system. The entire omission of other animal material, as in fully human antibodies, is the optimal goal to avoid incompatibility with the human immune system. Our lead product candidate in oncology is Milciclib (TZLS-201), which is an orally bioavailable, small molecule broad spectrum inhibitor of cyclin-dependent kinases, or CDKs, and Src family kinases. CDKs are a highly conserved family of enzymes that phosphorylate a specific group of proteins that are involved in regulating the cell cycle. The cell cycle is a series of events that takes place in cells leading to division and duplication of its DNA to produce two daughter cells. Src family kinases are non-receptor tyrosine kinase proteins encoded by the Src gene also involved in regulating cell growth and potential transformation of normal cells to cancer cells. We are developing a fully human mAb targeting the IL-6R (TZLS-501) for which the intellectual property was licensed from Novimmune in January 2017. This fully human mAb has a novel mechanism of action, binding to both the membrane-bound and soluble forms of the IL-6R as well as depleting circulating levels of the IL-6 in the blood. Excessive production of IL-6 is regarded as a key driver of acute inflammation resulting from infection with viral agents such as Coronaviruses and of chronic inflammation, associated with autoimmune diseases such as multiple myeloma, oncology indications and rheumatoid arthritis, and we believe that TZLS-501 may have potential therapeutic value for these indications.

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

On April 16, 2018, Tiziana entered into an exclusive license agreement with The Brigham and Women’s Hospital, Inc. relating to a novel formulation of Foralumab dosed in a medical device for nasal administration. An investigational new drug application (IND) for the first-in-human evaluation of the nasal administration of Foralumab in healthy volunteers for progressive multiple sclerosis indication was filed in the second quarter of 2018. Subsequent to IND approval, a single-site, double-blind, placebo-controlled, dose-ranging Phase 1 trial with nasally administered Foralumab at 10, 50 and 250 µg per day, consecutively for 5 days to evaluate biomarkers of immunomodulation of clinical responses was initiated in November 2018. The trial conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA, in healthy volunteers. 18 subjects received Foralumab treatment and 9 patients received placebo. The study was completed in September 2019. Phase 1 clinical data demonstrated that nasally administered Foralumab, was well-tolerated and no drug-related safety issues were reported at any of the doses. No drug-related changes were observed in vital signs among subjects at predose, during treatment and at discharge. Nasally administered Foralumab at the 50 µg dose suppressed cytotoxic CD8+ as well as perforin-secreting CD8+ cells, which have been implicated in neurodegeneration in multiple sclerosis (MS). Treatment at 50 µg stimulated production of anti-inflammatory cytokine IL-10 and suppressed production of pro-inflammatory cytokine IFN-γ. Taken together, the treatment showed significant positive effects on the biomarkers for activation of mucosal immunity, which are capable of inducing site-targeted immunomodulation to elicit anti-inflammatory effects. . Systemic levels of Foralumab were below the lower quantitation limit of 8 ng/mL suggesting that nasally administered Foralumab appears to exert its effects via nasal epithelium utilizing local and lymphatic immune systems directly. These data support other clinical and pre-clinical studies showing that this route of administration is capable of inducing site-targeted immunomodulation and anti-inflammatory effects. Furthermore, these pharmacodynamic data point to a clinical dose range that Tiziana intends to test in further clinical development among MS patients.

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

On October 12, 2022, Tiziana announced that it planned to submit an Investigational New Drug Application (IND) for a Phase 1 Trial of intranasal foralumab in Alzheimer’s disease patients after receiving an affirmative written response from the FDA on a Pre-Investigational New Drug Application (PIND). Tiziana plans on filing the IND for Alzheimer’s disease by the third quarter of 2023 upon the completion of requested toxicology studies, then starting its Phase 1 program by the end of 2023.

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

On November 23,2022, Tiziana announced publication of a scientific article in the peer-reviewed journal Frontiers in Immunology entitled “Nasal administration of anti-CD3 monoclonal antibody modulates effector CD8+ T cell function and induces a regulatory response in T cells in human subjects”. The study was completed by researchers at the Brigham and Womens Hospital (BWH) and Harvard Medical School. The goal of the study was to assess safety and the immune effects of an entirely human, previously uncharacterized nasal anti-CD3 mAb (foralumab) in humans and it’s in vitro stimulatory properties. The findings support Tiziana’s intranasal foralumab platform as a new modality for the treatment of autoimmune and CNS diseases.

On January 3, 2023, Tiziana announced that the second patient (“EA2”) with na-SPMS receiving intranasal foralumab exhibited additional clinical improvements since their last reported improvement in September 2022. The improvements were measured by EDSS. Before foralumab treatment, EA2’s non-active SPMS disability had progressed and EDSS worsened from 3.5 in 2018 to 6.0 in 2021 despite ocrelizumab therapy. Ocrelizumab was discontinued in 2021. At this point, EA2 required a cane to walk 100 meters. EA2 was subsequently enrolled in the intranasal foralumab Expanded Access program in January 2022. In September 2022, 8 months after starting treatment with nasal foralumab, EA2 was able to walk 100 meters without a cane. EDSS score improved from 6.0 to 5.5. EA2’s pyramidal score remained stable during this time. In December 2022, 11 months after starting treatment with intranasal foralumab, EA2 was able to walk 200 meters without a cane, resulting in an even greater improvement in EDSS; with EDSS falling from a score of 5.5 to 5.0. EA2’s pyramidal score continued to remain stable.

On March 8, 2023, Tiziana announced a publication in the preeminent1 journal, Proceedings of the National Academy of Sciences (PNAS), that illustrates the immunological basis of the mechanism of action (MoA) for intranasal foralumab.

On March 28, 2023, Tiziana announced it has received feedback based on the U.S. Food and Drug Administration (FDA) Type C meeting minutes related to the Phase 2 clinical trial of intranasal foralumab in patients with na-SPMS. Tiziana plans to accept the FDA’s recommendations and intends to start a Phase 2 study in the third quarter of 2023.

On April 4, 2023, Tiziana announced pre-clinical data on the effects of intranasal anti-CD3 monoclonal antibody in a model of intracerebral hemorrhage (hemorrhagic stroke) demonstrating a behavioral outcome improvement at one month. The data showed that modulation of neuroinflammation by induction of FoxP3+ Tregs appeared to have beneficial effect in intracerebral hemorrhage. Dr. Saef Izzy presented this data from the podium on April 23, 2023 at the Neurocritical Care Scientific Platform Session at the prestigious Annual American Academy of Neurology (AAN) conference in Boston, MA.

On April 13, 2023, Tiziana announced it’s plans to investigate intranasal foralumab for the treatment of Long COVID. The work is supported by foralumab’s well-established role in de-activating microglia cells, a key component in the pathogenesis of this disease. The company intends to enter into a Phase 2a, placebo-controlled trial following positive feedback from the FDA.

On April 20,2023, Tiziana announced its plan to submit an IND for intranasal foralumab in patients with mild to moderate Alzheimer’s Disease in Q2 2023. Tiziana is also seeking $3,000,000 in non-dilutive funding from a prestigious Alzheimer’s foundation to support the Phase 2a trial. It is expected that this funding application will receive a response in Q3 2023.

On June 5, 2023, Tiziana announced 3-month PET scan results from the first patient cohort in its Intermediate Size Patient Population Expanded Access Program. Data showed a reduction in microglial activation in 3 out of 4 patients confirming that previously reported in the first two EA patients. Overall, 5 of the 6 na-SPMS patients treated with intranasal Foralumab in its Expanded Access program have exhibited a reduction in microglial activation.

On June 5, 2023, Tiziana announced 3-month PET scan results from the first patient cohort in its Intermediate Size Patient Population Expanded Access Program. Data showed a reduction in microglial activation in 3 out of 4 patients confirming that previously reported in the first two EA patients. Overall, 5 of the 6 na-SPMS patients treated with intranasal Foralumab in its Expanded Access program have exhibited a reduction in microglial activation.

On August 15, 2023, Tiziana announced that the U.S. Food and Drug Administration (FDA) has cleared the Investigational New Drug (IND) application for intranasal Foralumab to be studied in Alzheimer’s disease. The clinical trial will be overseen by Brigham and Women’s Hospital.

On August 24, 2023, Tiziana announced an oral presentation by Howard Weiner, MD entitled “Nasal anti-CD3 mAb induces Tregs that dampen microglial activation and treat neuroinflammatory diseases including MS, AD and ALS” at the 16th International Society of Neuroimmunology (ISNI) Congress in Quebec City, Canada, held  on August 21-24, 2023.

On September 6, 2023, Tiziana announced acceptance of a publication entitled, “Nasal Administration of anti-CD3 monoclonal antibody (mAb) ameliorates disease in a mouse model of Alzheimer’s disease”, in the journal, Proceedings of the National Academy of Sciences (PNAS), validating foralumab’s mechanism of action (MOA) as a potential treatment for Alzheimer’s disease (AD), a difficult-to-treat neuroinflammatory disease.  This was the second publication pertaining to intranasal administration of anti-CD3 monoclonal antibody in 2023 to be published in PNAS. This study shows that intranasal anti-CD3 ameliorates disease in a rodent model of AD by targeting microglial activation in the brain and brain gene expression independent of affecting amyloid beta deposition. These studies identify a novel approach to treat Alzheimer’s disease.

On September 26, 2023, Tiziana announced initiation of the Phase 2a multicenter clinical trial for treatment of non-active Secondary Progressive Multiple Sclerosis (na-SPMS) patients with intranasal Foralumab. Tiziana announced that it held an Investigator’s Meeting with principal investigators at Brigham and Women’s Hospital to begin site initiation for the clinical trial. In total, six to ten new clinical trial sites will be recruited.

On October 11, 2023, Tiziana announced a late breaking poster entitled, “Treatment Of Six Non-Active Secondary Progressive MS With Nasal Anti-CD3 Monoclonal Antibody (Foralumab): Safety, Biomarker, And Disability Outcomes”, that was presented at the 39th Congress of the European Committee for Treatment and Research of Multiple Sclerosis (ECTRIMS) held in Milan, Italy, October 11-13, 2023.

On October 13, 2023, Tiziana announced that a reduction in activated microglia, as seen in six-month Positron Emission Tomography (PET) scans, was observed in a total of five of the six patients with non-active secondary-progressive multiple sclerosis treated with intranasal foralumab in its Expanded Access Program (EAP). Activated microglia play a prominent role in the pathogenesis of neuroinflammatory and neurodegenerative diseases including multiple sclerosis, Alzheimer’s disease, and amyotrophic lateral sclerosis, or ALS.

On October 16, 2023, Tizana announced announced six-month data showing positive clinical improvements related to Modified Fatigue Impact Scale (MFIS) scores and similar important clinical measures of physical function in foralumab-treated, non-active Secondary Progressive Multiple Sclerosis patients participating in an Expanded Access (EA) Program. This follows on from previously announced positive six-month PET scan data which was presented at ECTRIMS 2023.

The findings, which are summarized in Table 1 below, show broad-based six-month improvements across various key measures for multiple sclerosis. Secondary progressive multiple sclerosis is hallmarked by an increase of disability over time. The table below shows a stabilization or an improvement in physical function of the various clinical measures over a six-month period. Various degrees of improvement were also observed in the Expanded Disability Status Scale (EDSS), Timed 25-Foot Walk Test (T25FW), pyramidal function scores and NeuroQoL Fatigue scores in a disease state that typically shows a decline in function over time.

Table 1. Six Month Test Scores in Expanded Access na-SPMS Patients

EA Patient	EDSS	Pyramidal score	T25FW	MFIS
EA1	—	↓	—	—
EA2	↓	—	↓	↓
EA3	—	—	↓	—
EA4	↓	—	—	↓
EA5	—	↓	↓	↓
EA6	—	—	—	↓

—	Denotes stabilization
↓	Denotes improvement

Fatigue, as measured above in MFIS, refers to an overwhelming sense of physical, mental, and emotional exhaustion that is disproportionate to the level of activity or effort exerted. It is a major, common, and often debilitating symptom experienced by many individuals with MS. It differs from the typical tiredness that everyone experiences from time to time. In the context of MS, it is called ‘primary fatigue’ and is a direct result of damage to the central nervous system. This kind of fatigue can significantly impact a person’s daily life and functioning.

On October 18, 2023, Tiziana announced that the U.S. Food and Drug Administration (FDA) had allowed multiple sclerosis patients to take home and self-administer Intranasal Foralumab. Delivery Device Training materials have been developed and refined in collaboration with the FDA, and patients trained in the use of the nasal device in accordance with these materials. Patients in the Expanded Access program that have been exposed to intranasal foralumab for more than 1 year have demonstrated acceptable tolerability and safety. At-Home Dosing is likely to Improve patient compliance to treatment and outcomes.

On November 1, 2023, Tiziana announced that Chief Operating Officer and Chief Medical Officer, Matthew Davis, MD, RPh, will present at BIO-Europe, Munich, Germany, November 6-8, 2023. The presentation will be primarily focused on the recent clinical updates of intranasal foralumab, for the treatment of non-active secondary progressive multiple sclerosis and other neuroinflammatory and neurodegenerative diseases such as Alzheimer’s.

On November 20, 2023, Tiziana announced that the company had successfully enrolled and dosed four new patients with non-active secondary progressive multiple sclerosis in the Brigham and Women’s Hospital’s Expanded Access pgrogam. A total of ten patients are now being followed in the EA Program.

On December 19, 2023, Tiziana announced “first patient dosed” in its Phase 2a study comparing two doses of intranasal Foralumab and placebo in patients with non-active secondary-progressive multiple sclerosis. Six investigational centers have been recruited for this double-blind, placebo-controlled trial, with up to 18 patients per treatment arm. The primary endpoint of the trial will be the change in microglial activation based on PET scans. Clinical evaluations include the Expanded Disability Status Scale (EDSS), QoL assessments, and the Modified Fatigue Impact Scale (MFIS), which assess parameters that are essential to a patient’s everyday life. Novel immuno-biomarkers will be measured also and assessed for predictive relevance. Central review of PET scans and images is an integral component of this study.

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

The Company is developing TZLS-501 for treatment of SSc-ILD. Tocilizumab (Actemra®, Roche) a humanized interleukin-6 (IL-6) receptor mAb antagonist. was approved by the FDA as a subcutaneous injection for slowing the rate of decline in pulmonary function in adult patients with systemic sclerosis-associated interstitial lung disease (SSc-ILD), a debilitating condition with limited treatment options. Actemra® is the first biologic therapy approved by the FDA for the treatment of the disease.

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

Since our inception in March 2014, we have devoted substantially all our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of ordinary shares. Through December 31, 2022, we had received net cash proceeds of $118.5m million from sales of our ordinary shares, issuance of convertible loans, short term loans and warrants.

Since our inception, we have incurred operating losses. Our net loss after taxation was $17.5 million for the year ended December 31, 2023, $15.4 million for the year ended December 31, 2022 and $26.7m for the year ended December 31, 2021 respectively. As of December 31, 2023, we had cash and cash equivalents of $1.2 million.

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

The table below summarizes our R&D expenses incurred by program:

	Year ended December 31,
	2023	2022	2021	2020
	(in thousands)
Direct research and development expense by program:
Foralumab	$7,570	$8,962	$3,372	$1,346
Milciclib	80	111	1,175	364
TZLS-501	355	3,785	8,556	4,167
ACT-D	54	50	74	62
CAR-T	54	47	31	-
StemPrintER	-	-	-	54
Total direct research and development expense	$8,113	$12,955	$13,208	$5,993
Indirect research and development expense				-
Total research and development expense	$8,113	$12,955	$13,208	$5,993

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

Comparison of Years Ended December 31, 2023 and 2022

The following tables summarizes our results of operations for the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2023	2022	Change
	(in thousands)
Operating Expenses
Research and Development	(8,113)	(12,955)	4,842
Operating expenses	(9,871)	(1,638)	(8,233)
Realization bonus	-	-	-
Total operating expenses	(17,984)	(14,593)	(3,391)

Loss from operations	(17,984)	(14,593)	(3,391)

Other income/(expense):
Finance Income/(expense)	1,144	(7)	1,151
FV Loss on Investment	(402)	(869)	467
Other income	-	65	(65)
Total other income/(expense)	742	(811)	1,553

Loss from operations before income taxes	(17,242)	(15,404)	(1,838)

Income tax credit	(449)	-	(449)

Loss for the year	(17,691)	(15,404)	(2,287)

Other Comprehensive loss:
Gain/(Loss) on currency translation	1,492	(3,582)	5,074

Comprehensive loss	(16,199)	(18,986)	2,787

Research and Development Expenses

Research and development activities were $8.1 million for the year ended December 31, 2023 compared to $12.9 million for the year ended December 31, 2022 a decrease of $4.8 million. The decrease in cost is a result of focused expenditure on initiating a Phase 2 trial for foralumab in patients with non-active secondary progressive multiple sclerosis and developing and initiating the open label expanded access program in the same indication, offset by the absence of manufacturing costs on TZLS-501.

General and Administrative Expenses

Operating expenses were $9.8 million for the year ended December 31, 2023 as compared to $1.6 million for the year ended December 31, 2022, an increase of $8.2 million. The increase in operating expenses is a result of a increase in in option related expenses of $2m due to a large number of forfeitures in 2022, an increase in public relation and investor relations expense of $1.0m, an increase in travel expenses of $0.3m, an increase in directors fees due to additional fees and a bonus to the chairman of $0.2m and a $4.7m net loss due to unfavorable foreign exchange movements.

Other Income/(expense), net

There was finance income during the year of $0.74m for the year ended December 31, 2023. There was a gain of $0.6m due to the change in fair value of the company’s investment in Okyo Pharma Ltd, a related party. The share price for 2.1m shares, on December 31, 2023, was $1.77 compared to the investment price of $1.50. There were financing fees and interest received for Okyo Pharma Ltd. $1.13m and Rasna Therapeutics Inc, a related party, $0.02.m. There was a loss of $1m due to a change in fair value of the company’s investment in Accustem Sciences Inc., a related party. The share price for 1.3m shares on December 31, 2023, was $0.63 per share compared to the investment price of $2 per share. There was lease interest paid of $0.01m.

Income Tax Credit

A R&D tax expense was recognized for the year ended December 31, 2023 as the provisions for 2021 and 2023 were adjusted in accordance with HMRC.

Comparison of Years Ended December 31, 2022 and 2021

The following tables summarizes our results of operations for the years ended December 31, 2021 and 2022:

	Year Ended December 31,
	2022	2021	Change
	(in thousands)
Operating Expenses:
Research and development	$(12,955)	$(13,208)	$253
General and administrative	$(1,638)	$(13,311)	$11,673
Realization bonus	-	(855)	855
Impairment of asset	-	-	-
Disposal of Intellectual Property	-	-	-
Total Operating Expenses	$(14,593)	$(27,374)	$12,781

Other Income/ (Expense)	33	(176)	209
Finance Income/(Expense)	(844)	893	(1,737)
Tax credit	-	3,240	(3,240)

Net Loss	$(15,404)	$(23,417)	$8,013

Other comprehensive loss:
Foreign currency translation adjustment	(3,582)	(4,478)	896

Total Comprehensive (Loss)	$(18,986)	$(27,895)	$8,909

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

Realization Bonus Expense

A realization bonus of $13.2 million became payable during the year ended December 31, 2020 to the chairman of the board. This became payable upon the Company raising funds in excess of $28m (£20m), which it successfully raised in August 2020. As the bonus was not settled until November 2021, interest of $0.9m was accrued on the amount due in the year to December 31, 2021. No further realization bonus was paid during the year ended December 31, 2022.

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

As of December 31, 2023, we had cash and cash equivalents of $1.18 million.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended December 31,
	2023	2022	2021
Net cash used in operating activities	$(15,698)	$(19,615)	$(21,762)
Net cash used in investing activities	(1,253)	(3,996)	(23)
Net cash (used in) / provided by financing activities	40	(55)	130
Effect of exchange rate changes on cash and cash equivalents	(28)	(398)	(1,983)

Net (decrease)/increase in cash and cash equivalents	$(16,911)	$(23,666)	$(21,655)

Net Cash Used in Operating Activities

Our use of cash in each of the years ended December 31, 2023, and 2022, resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $15.7 million during the year ended December 31, 2023 decreased by $3.9 million compared to the year ended December 31, 2022.

Our use of cash in each of the years ended December 31, 2022, and 2021, resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $19.6 million during the year ended December 31, 2022 decreased by $2.1 million compared to the year ended December 31, 2021

Net Cash Used in Investing Activities

During the year ended December 31, 2023, we used $1.3 million of cash in investing activities. The Company spent $1m investing in a related party, Okyo Pharma Ltd. where we purchased 2,100,000 shares for $1.5 a share, and $0.3m on a share buyback scheme.

During the year ended December 31, 2022, we used $4 million of cash in investing activities. The Company spent $2.7m investing in a related party, Accustem Sciences Inc, where we purchased 1,337,970 shares for $2 a share, and $1.3m on a share buyback scheme.

Net Cash (used in)/ Provided by Financing Activities

During the year ended December 31, 2023 $0.01 million was used in the repayment of lease expenses. There was $.14 million consisting of net proceeds for the exercise of warrants. During the year ended December 31, 2022, net cash used by financing activities was $0.01 million consisting of repayment of lease expenses.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments and obligations as of December 31, 2023 and 2022.

As at December 31, 2023

(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	$-	$-	$-	$-
Operating lease obligations	259	148	111	-
Total	$259	$148	$111	$-

As at December 31, 2022

(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	$-	$-	$-	$-
Operating lease obligations	382	139	243	-
Total	$382	$139	$243	$-

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors as of March 31, 2024.

Name	Age	Position
Gabriele Marco Antonio Cerrone MBA (2)	52	Executive Chairman and acting Chief Executive Officer
Willy Simon (1,2,3)	72	Non-Executive Director
John Brancaccio (1), (3)	76	Non-Executive Director

(1)	Remuneration Committee member

(2)	Nominating Committee member

(3)	Audit Committee member

The following table sets forth information regarding our senior managers as of March 31, 2024:

Name	Position
Matthew Davis	Chief Medical Officer and Chief Operating Officer
Keeren Shah	Chief Financial Officer
William Clementi	Chief Development Officer
Jules S. Jacob	Executive Director, CMC & Non-Clinical Development

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

Matthew W Davis - Chief Medical Officer and Chief Operating Officer

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

William Celementi – Chief Development Officer

Dr. Clementi has followed a science-driven career path since completing his NIH Training Fellowship (under John L. McNay M.D. and Thomas M. Ludden Ph.D.) Upon completing his Fellowship research in drug metabolism and vascular smooth muscle relaxation, Dr. Clementi joined the University of Texas Graduate School of Biomedical Sciences (UTGBS) faculty and the College of Pharmacy faculty in Austin, Tx, in the Departments of Medicine and Pharmacology at the Health Sciences Center in San Antonio. His primary responsibilities were interdisciplinary, and he led innovative programs in the Colleges with teaching, research, and clinical commitments. Dr. Clementi directed the Clinical Pharmacokinetic Consultation Service, providing novel computer-based drug dosing to the acute care settings at two major teaching hospitals.

Dr. Clementi continued his career in the pharmaceutical industry, joining Synthelabo and the U.S. affiliate Lorex Pharmaceuticals, where he held the Worldwide Director of Market Development position. Lorex and Synthelabo launched three EMA and FDA-approved products (betaxolol, zolpidem, and alfuzosin).was on the executive team that sold URL Pharma to Takeda Pharmaceutical Company for approximately $800M combined with over $1B in performance-based contingent earn out payments.

Jules S. Jacob – Executive Director, CMC & Non-Clinical Development

Mr. Jules Jacob has served as Senior Director (2017-2021)_ and Executive Director of CMC and Non-Clinical Development of the company since January 2022. He has over 25 years of drug development experience. Previously, Mr. Jacob was senior director of product development at Aprecia Pharmaceuticals Company, a drug delivery technology platform company, from March 2009 to July 2017, where he led the development of Spritam®, the first FDA-approved dosage form manufactured using 3-dimensional printing, and other 505(b)(2) pipeline products. Mr. Jacob was director of formulation development at Panacos Pharmaceuticals Inc., a drug company focused on human immunodeficiency virus, or HIV, and other major human viral diseases, from March 2007 to December 2008, where he worked on the development of first-in-class maturation inhibitors for the treatment of HIV. Mr. Jacob was a founding scientist, director of R&D and director of technology development at Spherics, Inc., a pharmaceutical company that engaged in developing and manufacturing oral pharmaceutical products for CNS conditions, GI disorders, and cancer, from February 2000 to February 2007. Mr. Jacob worked on the development of bioadhesive dosage forms for treatment of CNS disorders, through the 505(b)(2) regulatory pathway at Spherics Inc. Mr. Jacob completed his undergraduate degree and graduate education in biological and medical sciences at Brown University and has an active visiting faculty appointment in the Department of Molecular Pharmacology, Physiology and Biotechnology at Brown University.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.	Compensation

Total Compensation for the Executive Chairman and Non-Executive Directors

The table below sets out the total remuneration received by the Executive Chairman and the Non-Executive Directors for the year ended December 31, 2023.

Name	Position	Fees earned or paid in cash ($000)	Bonus earned or paid in cash ($000) (2)	Options awarded ($000) (1)	Other ($000)	Total ($000)
Gabriele Cerrone	Executive Chairman	717	100	-	-	817
Willy Simon	Non – Executive Director	56	-	33	-	89
John Brancaccio	Non – Executive Director	56	-	33	-	89

(1)	Represents the fair value of incentive stock options granted during the year to December 31, 2023 using an appropriate valuation model for computing stock-based compensation expense as of the date of grant.

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

Additionally, Mr Cerrone was also eligible to receive two realization bonuses as follows:

(a)	in the event that, either: (i) the Group raises, in one or a series of transactions, new equity capital in excess of £20,000,000 (after expenses); or (ii) there is a sale, in one or a series of transactions, of all or substantially all of the assets (calculated on the basis of book values) of the Group Companies (or a license of the same on an exclusive or non-exclusive basis), where the Enterprise Value equals or exceeds £150,000,000; or (iii) there is a change of control where the Enterprise Value equals or exceeds £150,000,000, in which case the Realization Bonus will be the amount equal to the Enterprise Value multiplied by two and a half (2.5) per cent

(b)	In the event that, during this Agreement, either: (i) there is a sale, in one or a series of transactions, of all or substantially all of the assets (calculated on the basis of book values) of the Group (or a license of the same on an exclusive or non-exclusive basis), where the Enterprise Value equals or exceeds £300,000,000 (Subsequently amended on 22 April 2024 to be expressed as US$372,000); or (ii) there is either a change of control where the Enterprise Value equals or exceeds £300,000,000, (Subsequently amended on 22 April 2024 to be expressed as US$372,000) the Chairman will be entitled to receive an additional Realization Bonus in the amount equal to the Enterprise Value multiplied by three and a half (3.5) per cent.

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

On 22 April 2024, we entered into an agreement comprising of an amendment, supplement, and restatement of the consultancy agreement, fixing the term of the agreement until 31 December 2030 and increased his compensation to US$500,000 whilst Mr. Cerrone continues to discharge his function of chief executive officer and executive chairman of the company.

On 14 March, 2023, which was subsequently amended and restated on 22 April 2024, we granted Mr Cerrone a long-term realization bonus on the basis that were the Company to be sold, during the currency of his directorship or in the period of 6 years,(extended to 10 years pursuant to the amendment and restatement agreement on 22 April 2024) thereafter, for a price at, or in excess of, US$1,000,000,000 that Mr Cerrone receive a bonus equal to 6.5% of the enterprise value of the Company (and not just the excess over US$1,000,0000,000), such bonus to be in addition to the current realization bonus contained in Mr. Cerrone’s consultancy agreement dated December, 21 2022 (as amended and restated on 22 April 2024) but on the basis that were the US$1,000,000,000 threshold to be hit, the Company would be entitled to offset any payment due under the realisation bonus contained in the December, 21 2022 Consultancy Agreement against any amount then due under this new realization bonus. The terms of the award to make appropriate provision for any “spin-off” of assets and for the eventuality that the Company be sold for non-cash consideration. In addition, it should be a clear condition that Mr Cerrone be responsible for all tax liabilities in connection with any payment of the award.

Mr Cerrone was awarded a stock allocation in 2024 to compensate for (i) additional salary of $424,000 to compensate him for a salary differential with other executive staff, covering the period from August 1, 2022 to December 31, 2023, and (ii) a one-off 2023 bonus of $100,000.

Non-Executive Director remuneration

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

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards for our directors, executive officers, and non-executive directors, as of December 31, 2023:

Name	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share (£)	Grant Date	Expiration Date
Gabriele Cerrone	915,388	0.70	25/06/2014	25/06/2024
	1,629,702	0.70	06/05/2020	05/05/2028

Willy Simon	125,000	2.95	25/08/2020	24/08/2030
Willy Simon	75,000	0.57	14/03/2023	14/03/2033

John Brancaccio	125,000	2.95	25/08/2020	24/08/2030
John Brancaccio	75,000	0.57	14/03/2023	14/03/2033

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

Relationship to Employment Contract. The rights of a UK Participant under the terms of his or her office or employment with the Company or any Subsidiary shall not be affected by the Plan, this Supplement or any Award Agreement. The value of any benefit realized by a UK Participant in respect of an Award shall not be taken into account in determining any pension or similar entitlement.

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

The Class of the members of the Board of Directors is as follows:

Name	Class	Year Current Term Began	Year Current Term Expires
Gabriele Cerrone	I	2023	2026
John Brancaccio	II	2022	2025
Willy Simon	III	2022	2025

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

D. Employees

As of December 31, 2023, we had 9 full time employees. Three of our employees were engaged in research and development and six employees were engaged in management, administration and finance. Five are located in England and four are located in the United States. None of our employees are members of labor unions. None of our employees are covered by a collective bargaining agreement.

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

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions.”

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and

●	each member of our board of directors and each of our executive officers.

The number of ordinary shares beneficially owned by each entity, person, board member, or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of March 31, 2024 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

	Number of Ordinary Shares Beneficially Owned
Name and address of beneficial owner	Shares	%
5% or Greater Shareholders:
Gabriele Cerrone(1)	40,256,023	38.71

Executive Officers and Directors:
Gabriele Cerrone(1)	40,256,023	38.71
Willy Simon	8,250	*
John Brancaccio	-	-
	-	-
All directors and executive officers as a group (3 persons)(2)	40,264,273	38.71

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Mr. Gabriele Cerrone is the ultimate beneficial owner of ordinary shares through Planwise Group Limited and Panetta Partners Limited.

Includes 915,388 stock options which are currently exercisable or exercisable within 60 days of March 31, 2024

(2)	Includes of 915,388 stock options which are currently exercisable or exercisable within 60 days of March 31, 2024

B. Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2023, with the beneficial owners of 5% or more of our ordinary shares, which are our only voting securities, and senior management and members of our board of directors.

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

B. Significant Changes

See Note 25 of our consolidated financial statements at the end of this Annual Report for a description of the significant changes since December 31, 2023.

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

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not believe we were a PFIC for our 2023 tax year and we do not expect to be a PFIC for our current taxable year. There can be no assurance that we will not be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status.

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

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Finance Director, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2023. Based on that evaluation, the Company’s Chief Executive Officer and the Company’s Finance Director have concluded that as of December 31, 2023, due to the existence of the material weaknesses in the Company’s internal control over financial reporting described below, the Company’s disclosure controls and procedures were not effective.

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

Under the supervision and with the participation of management, the Company’s Chief Executive Officer and the Company’s Finance Director, the Company conducted an evaluation of the effectiveness of its internal control over financial over financial reporting based on the framework described in Internal Control-Integrated Framework issued by the Commission of Sponsoring Organizations of the Treadway Commission, as revised in 2013. Based on that evaluation, management has concluded that the Company did not maintain effective internal control over financial reporting as of the period ended December 31, 2023 due to the existence of the material weaknesses in internal control over financial reporting described below.

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

Management has determined that the Company did not maintain effective internal control over financial reporting as of the period ended December 31, 2023 due to the existence of the following material weaknesses identified by management. The material weaknesses identified below did not result in a material misstatement of our consolidated financial statements, and management believes that our consolidated financial statements present fairly the consolidated financial position, results of operations and cash flows for the periods covered. However, management recognizes that the failure of the internal control over financial reporting to operate effectively as described below could have resulted in a material misstatement which may not have been detected by our controls:

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

ITEM 16: [Reserved]

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

PKF Littlejohn LLP	Year Ending December 31,
	2023	2022
	(in thousands)
Audit fees	165	196
Other assurance services	25	10
Total	190	206

Mazars LLP	Year Ending December 31,
	2023	2022
	(in thousands)
Audit fees	-	98
Other assurance services	-	21
Total	-	119

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2023, we purchased 281,253 of our common shares at an average price of $0.90 (excluding fees).

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

ITEM 16I: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J: INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K: CYBERSECURITY

We believe cybersecurity is critical to advancing our technological advancements. As a biopharmaceutical company, we face a multitude of cybersecurity threats that range from attacks common to most industries, such as ransomware and denial-of service. Our customers, suppliers, subcontractors, and business partners face similar cybersecurity threats, and a cybersecurity incident impacting us or any of these entities could materially adversely affect our operations, performance, and results of operations. These cybersecurity threats and related risks make it imperative that we expend resources on cybersecurity.

Our Board of Directors oversees management’s processes for identifying and mitigating risks, including cybersecurity risks, to help align our risk exposure with our strategic objectives. Senior leadership, including our cybersecurity consultant, regularly briefs the Board of Directors on our cybersecurity and information security posture and the Board of Directors is apprised of cybersecurity incidents deemed to have a moderate or higher business impact, even if immaterial to us. The full Board retains oversight of cybersecurity because of its importance. In the event of an incident, we intend to follow our detailed incident response playbook, which outlines the steps to be followed from incident detection to mitigation, recovery, and notification, including notifying functional areas (e.g., legal), as well as senior leadership and the Board, as appropriate. Our Cybersecurity consultant has extensive information technology and program management experience. We have implemented a governance structure and processes to assess, identify, manage, and report cybersecurity risks.

As a biopharmaceutical company, we must comply with extensive regulations, including requirements imposed by the Federal Drug Administration related to adequately safeguarding patient information and reporting cybersecurity incidents to the SEC. We work with our cybersecurity consultant on assessing cybersecurity risk and on policies and practices aimed at mitigating these risks. We believe we are positioned to meet the requirements of the SEC. In addition to following SEC guidance and implementing pre-existing third party frameworks, we have developed our own practices and frameworks, which we believe enhance our ability to identify and manage cybersecurity risks. Third parties also play a role in our cybersecurity. We engage third-party services to conduct evaluations of our security controls, whether through penetration testing, independent audits, or consulting on best practices to address new challenges. Assessing, identifying, and managing cybersecurity related risks are factored into our overall business approach.

We rely heavily on our supply chain to deliver our products and services, and a cybersecurity incident at a supplier, subcontractor or business partner could materially adversely impact us. We require that our subcontractors report cybersecurity incidents to us so that we can assess the impact of the incident on us. Notwithstanding the extensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. While we maintain cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. See “Risk Factors” for a discussion of cybersecurity risks.

PART III

ITEM 17: FINANCIAL STATEMENTS

We have elected to furnish financial statements and related information specified in Item 18.

ITEM 18: FINANCIAL STATEMENTS

See the Financial Statements beginning on page F-1.

ITEM 19: EXHIBITS

Exhibit No.	Description

1.1	Memorandum of Association of Tiziana Life Sciences Ltd, adopted as of October 20, 2021 (incorporated by reference to Exhibit 3.1 to Form 8-K12B filed on October 21, 2021).
1.2	Amended and restated bye-laws of Tiziana Life Sciences Ltd, adopted as of October 20, 2021 (incorporated by reference to Exhibit 3.2 to Form 8-K12B filed on October 21, 2021).
2.1*	Description of Securities
4.1	License Agreement relating to Milciclib between Nerviano Medical Services S.r.l. and Tiziana Life Sciences PLC, dated January 2015 (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.2	License and Sublicence Agreement relating to CD3 (NI-0401) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2014. incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.3	License and Sublicence Agreement relating to IL-6r (NI-1201) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2016. (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.4	License Agreement relating to a novel formulation of Foralumab in a medical device for nasal administration between The Brigham and Women’s Hospital, Inc. and Tiziana Life Sciences plc, dated April 2018. (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.5	Annual Lease for 14-15 Conduit Street, London W1S 2XJ United Kingdom (incorporated by reference to Exhibit 4.5 to Form 20-F filed on April 26, 2023).
4.6	Lease agreement for 601 New Britain Road, Suite 102, Doylestown Old Easton Road, Doylestown, Pennsylvania, 18901, United States, dated August 29, 2022. (incorporated by reference to Exhibit 4.7 to Form 20-F filed on April 26, 2023).
4.7	Tiziana Life Sciences plc Employee Share Option Plan, with Non-Employee Sub-Plan and US Sub-Plan, adopted by the Board on 23 March 2016 and approved by shareholders on June 30, 2016. (Incorporated by reference to Exhibit 4.7 to Form 20-F filed on April 4, 2019).
4.8	Amended and Restated Service Agreement dated July 11, 2019, between the Registrant and Dr. Kunwar Shailubhai (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to Form F-1 filed on September 20, 2019)
4.9	Form of Deed of Indemnity for board members. (Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.10	Tiziana Life Sciences Ltd 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Form 8-K12B filed on October 21, 2021).
8.1	List of Subsidiaries. (Incorporated by reference to Exhibit 8.1 to Form 20-F filed on May 23, 2022).
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of Mazars LLP
15.2*	Consent of PKF Littlejohn.
97*	Clawback policy
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed Herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Tiziana Life Sciences Ltd

By:	/s/ Gabriele Cerrone
Gabriele Cerrone
Acting Chief Executive Officer

Date: May 10, 2024

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TIZIANA LIFE SCIENCES LTD

Consolidated Financial Statements and Notes to Financial Statements to be provided under separate cover.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Tiziana Life Sciences Ltd

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Balance Sheet  of Tiziana Life Sciences Ltd and its subsidiaries (the “Group”) as of December 31, 2023 and 2022 and the related Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Cash Flows and Consolidated Statements of Shareholders’ Equity  for each of the two years ended December 31, 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the two years ended December 31, 2023 and 2022  in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Group are pre-revenue, and its business model requires significant ongoing expenditure on research and development. The forecast prepared by management indicates that the current cash held will be utilised by July 2024 without additional financing facilities in place. Management is currently pursuing a number of alternatives in order to raise sufficient funds, including deferred payment of existing liabilities, working capital cost reductions and arranging short-term funding. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: 1) relate to accounts or disclosures that are material to the financial statements and 2) involved our especially challenging, subjective, or complex judgements. We determined that there are no critical audit matters.

PKF Littlejohn LLP

We have served as the Group’s auditor since 2022.

London, England

May 10, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Shareholders’ Equity, and Consolidated Statements of Cash Flows of Tiziana Life Sciences Ltd and it’s subsidiaries (the Group) for the year ended December 31, 2021, and the related notes (collectively referred to as “the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Mazars LLP

Mazars LLP

We served as the Group’s auditor from 2016 until November 17, 2022

London, England

May 20, 2022

TIZIANA LIFE SCIENCES LTD

Consolidated Balance Sheets

(In thousands)

		Year ended December 31,
		2023	2022
		$	$
ASSETS
Current assets:	Notes
Cash and cash equivalents		1,183	18,122
Prepayments and other receivables	12	223	300
Taxation receivable	12	3,793	4,246
Related party receivables	21	2,138	1,614
Total current assets		7,337	24,282
Non – Current Assets:
Property and equipment, net		10	17
Right of use asset	22	283	372
Intangible asset		-	-
Investment in related party	19	4,554	1,806
Total non-current assets		4,847	2,195

Total assets		12,184	26,477

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Current liabilities:
Accounts payable and accrued expenses	18	6,387	6,532
Lease Liability	22	138	122
Other liabilities		14	9
Total current liabilities		6,539	6,663

Lease Liability (Non-Current)	22	109	243
Total liabilities		6,648	6,906

Shareholders’ Equity:
Called up share capital (103,087,744 shares are issued and outstanding; 2022: 102,272,614)		103	102
Share premium	13	16,492	15,596
Share based payment reserve – Options		6,905	5,190
Share based payment reserve – warrants		-	697
Merger relief reserve	13	118,697	118,697
Treasury shares		(1,574)	(1,320)
Shares to be issued reserve		225	-
Translation reserve		(1,636)	(3,128)
Retained earnings		(133,676)	(116,263)
Total shareholders’ equity		5,536	19,571
Total liabilities and shareholders’ equity		12,184	26,477

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES LTD

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except loss per share)

		Year ended December 31,
		2023	2022	2021
		$	$	$
Operating Expenses	Notes
Research and Development		(8,113)	(12,955)	(13,208)
Operating expenses		(9,871)	(1,631)	(13,311)
Realization bonus		-	-	(855)
Total operating expenses		(17,984)	(14,586)	(27,374)

Loss from operations		(17,984)	(14,586)	(27,374)

Other income/(expense):
Finance (expense)/ income	9	1,144	(7)	(176)
FV Loss on Investment	9	(402)	(869)	-
Other income/(losses)	4	-	65	893
Total other income/(expense)		742	(811)	717

Loss from operations before income taxes		(17,242)	(15,397)	(26,657)

Income tax (expense)/credit		(449)	-	3,240

Loss for the year		(17,691)	(15,397)	(23,417)

Other Comprehensive loss:
Gain/(Loss) on currency translation		1,492	(3,582)	(4,478)

Comprehensive loss		(16,199)	(18,979)	(27,895)

Basic and diluted loss per share attributable to common shareholders		$(0.17)	$(0.15)	$(0.24)

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES LTD

Consolidated Statements of Shareholders’ Equity

(In thousands)

	Share Capital	Share Premium	Share Based Payment Reserve (Options)	Share Based Payment Reserve (warrants)	Merger Reserve	Treasury Shares	Retained Earnings	Shares to be issued Reserve	Translation Reserve	Total Equity
	$	$	$	$	$	$	$	$	$	$
Balance at 1 January 2021	97	-	8,624	697	118,697	-	(84,646)	13,503	5,414	62,386
Issue of share capital	2	759	-	-	-	-	-	-	-	761
Share based payment charge (options)	-	-	5,173	-	-	-	-	-	-	5,173
Shares issued in lieu of cash realization bonus	3	14,837	-	-	-	-	-	(13,503)	(482)	855
Total transactions with owners	5	15,596	5,173	-	-	-	-	(13,503)	(482)	6,789
Loss for Period	-	-	-	-	-	-	(23,417)	-	-	(23,417)
Translation	-	-	-	-	-	-	-	-	(4,478)	(4,478)
Total comprehensive loss	-	-	-	-	-	-	(23,417)	-	(4,478)	(27,895)
Balance at 31 December 2021	102	15,596	13,797	697	118,697	-	(108,063)	-	454	41,280
Treasury Shares	-	-	-	-	-	(1,320)	-	-	-	(1,320)
Share based payment charge (options)	-	-	1,811	-	-	-	-	-	-	1,811
Options Forfeited/Cancelled in the year	-	-	(3,221)	-	-	-	-	-	-	(3,221)
Reclass of FV for options forfeited/Cancelled	-	-	(7,197)	-	-	-	7,197	-	-	-
Total transactions with owners	-	-	(8,607)	-	-	-	7,197	-	-	(1,410)
Loss for Period	-	-	-	-	-	-	(15,397)	-	-	(15,397)

Translation	-	-	-	-	-		-	-	(3,582)	(3,582)
Total comprehensive loss	-	-	-	-	-		(15,397)	-	(3,582)	(18,979)
Balance at 31 December 2022	102	15,596	5,190	697	118,697	(1,320)	(116,263)	-	(3,128)	19,571
Issuance of Stock	1	323	-	-	-	-	-	-	-	324
Share based payment charge (options)	-	-	1,773	-	-	-	-	-	-	1,773
Options forfeited/cancelled in the year	-	-	(39)	-	-	-	-	-	-	(39)
Reclass of FV for options forfeited/Cancelled	-	-	(19)	-	-	-	19	-	-	-
Warrants Exercised in the year	-	573	-	(438)	-	-	-	-	-	135
Warrants Forfeited in the year	-	-	-	(259)	-	-	259	-	-	-
Buyback of Treasury Shares	-	-	-	-	-	(254)	-	-	-	(254)
Shares to be issued in lieu of directors fees and cash bonus	-	-	-	-	-	-	-	225	-	225
Total transactions with owners	1	896	1,715	(697)	-	(254)	278	-	-	2,164
Loss for Period	-	-	-	-	-	-	(17,691)	-	-	(17,691)
Translation	-	-	-	-	-	-	-	-	1,492	1,492
Total comprehensive loss	-	-	-	-	-		(17,691)	-	1,492	(16,199)
Balance at 31 December 2023	103	16,492	6,905	0	118,697	(1,574)	(133,676)	225	(1,636)	5,536

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES LTD

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from operations before income taxes	$(17,242)	$(15,397)	(26,657)
Convertible loan interest accrued	-	-	163
Shares issued in lieu of directors fees	425	-	-
Share based payment – options	1,773	1,811	5,173
Options forfeited during the year	(39)	(3,221)	-
Fair value loss on investment, net	402	869	-
Loss on disposal of asset	-	129	-
Bonus to be settled in equity	100	-	855
Depreciation	7	1	8
(Gain)/ loss on foreign exchange	1,519	(3,183)	(1,899)
Depreciation of right-of-use asset	89	50	133
(Gain)/loss on disposal of right of use asset	-	-	(28)
Proceeds from finance lease reclassified as an investing activity	-	-	(152)
Cash inflow from taxation	-	490	1,415
Interest on related party loan conversion	(1,150)	-	-
Net (increase) in related party receivables	(1,524)	(1,158)	(88)
Net (decrease)/increase in related party payables	-	(1,355)	(685)
Net (increase)/decrease in operating assets/other receivables	80	1,002	516
Net increase/(decrease) in operating liabilities /other liabilities	(138)	347	(516)
Net cash used in operating activities	(15,698)	(19,615)	(21,762)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of PPE	-	-	(22)
Proceeds from finance lease	-	-	152
Investment in Related Party	(1,000)	(2,676)	-
Purchase of Treasury Shares	(253)	(1,320)	-
Net cash used in Investing activities	(1,253)	(3,996)	130

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares	24	-	-
Proceeds from issuance of warrants	135	-	129
Repayment of leasing liabilities	(119)	(55)	(152)
Net cash (used in)/provided by financing activities	40	(55)	(23)

Net decrease in cash and cash equivalents	(16,911)	(23,666)	(21,655)

Cash and cash equivalent, beginning of year	18,122	42,186	65,824
Exchange difference on cash and cash equivalents	(28)	(398)	(1,983)
Cash and cash equivalent, end of year	1,183	18,122	42,186

TIZIANA LIFE SCIENCES LTD

Notes to Consolidated Financial Statements

1. GENERAL INFORMATION

Tiziana Life Sciences Ltd, (the “company”) is a public limited company incorporated in Bermuda and at the year-end is quoted on the NASDAQ Capital Market (NASDAQ: TLSA). The previous parent, Tiziana Life Sciences PLC, delisted from the main market of the London Stock Exchange (LSE: TILS) on October 21, 2021. The address of its registered office is given on page 1. The principal activities of the Company and its subsidiaries (the Group) are that of a clinical stage biotechnology company that specializes in the development of transformative therapies for neurodegenerative and lung diseases. Our clinical pipeline includes drug assets for Secondary Progressive Multiple Sclerosis, ALS. Alzheimer’s, Crohn’s Disease and KRAS+ NSCLC.

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

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years, and as December 31, 2023, had an accumulated loss of $134m and a net loss for the year ended December 31, 2023 of $17.7m.

The Directors have prepared cash flow projections that include the costs associated with the continued clinical trials and additional investment to fund that operation.  Based on those projections, that the company will not be able to meet its liabilities as they fall due within the next 12 months from the date when these financial statements are issued. The Directors are however aware, through their own extensive experience in the sector, that this position is not uncommon in the context of a pre-revenue life sciences company principally involved in cash consuming research and development activity.

The top line data for the clinical trial is expected in 2025 and the Directors are taking steps to put engagements and plans into place to ensure that sufficient funds will be forthcoming. These steps include possible deferred payments of existing liabilities, working capital cost reductions and raising additional equity. Until and unless the Group and Company secures sufficient investment to fund their clinical pipeline, there is a material uncertainty that may cast significant doubt on the Group and Company’s ability to continue as a going concern, and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Despite this material uncertainty, the Directors conclude that it is appropriate to continue to adopt the going concern basis of accounting as the Directors are confident, based on the previous fund-raising history as well as additional measures being planned, that sufficient funds will be forthcoming and accordingly they have prepared these financial statements on a going concern basis.

New and Revised Standards

Standards in effect in 2023

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2023, that are relevant to the Group and that have had any impact in the year to December 31, 2023. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant and are not listed here.

Basis of consolidation

Subsidiary undertakings are all entities over which the Group exercises control. The Group has control when it can demonstrate all, of the following: (a) power over the investee; (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) the ability to use its power over the investee to affect the amount of the investor’s return.

The existence and effect of both current voting rights and potential voting rights that are currently exercisable or convertible are considered when assessing whether control of an entity is exercised. Subsidiaries are consolidated from the date at which the Group obtains control and are de-consolidated from the date at which control ceases.

Business combination

The Group undertook a group reorganization exercise during the year to December 31, 2021. As part of this process, Tiziana Life Sciences Ltd (a Bermudan entity) was inserted above Tiziana Life Sciences Limited (formerly Tiziana Life Sciences Plc) in the Group’s structure. As both entities were under common control of Planwise Ltd, the transaction does not constitute a business combination under IFRS 3 ‘Business combinations’ and instead has been accounted for as a group reorganization, using the pooling of interest method. This results in assets and liabilities being measured at their carrying amount in Tiziana Life Sciences Limited (formerly Tiziana Life Sciences Plc) but share capital being that of Tiziana Life Sciences Ltd (a Bermudan entity). Merger accounting has been used to account for this transaction (See note 15 for details).

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

Fair Value Measurement

Management have assessed the categorization of the fair value measurements using the IFRS 13 fair value hierarchy. Categorization within the hierarchy has been determined on the basis of the lowest level of input that is significant to the fair value measurement of the relevant asset as follows:

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

(a) Financial assets, initial recognition and measurement and subsequent measurement

All financial assets not recorded at fair value through profit or loss, such as receivables and deposits, are recognized initially at fair value plus transaction costs. Financial assets carried at fair value through profit or loss (FVTPL) are initially recognized at fair value, and transaction costs are expensed in the consolidated statements of operations and comprehensive loss. The measurement of financial assets depends on their classification. Financial assets such as receivables and deposits are subsequently measured at amortized cost using the effective interest method, less loss allowance. The Group holds an investment in Accustem Inc.as a financial asset at fair value through profit or loss or fair value through other comprehensive income.

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

Warrants issued in return for services.

These warrants fall within the scope of IFRS 2. The Company recognizes that the fair value at the date of grant of these warrants should be expensed to the Statement of Income and recognized over the life of the service for which the warrant was provided. These warrants have been valued by reference to the equity instruments granted as they are all tied to Convertible loan notes. The measurement date is therefore the date that the Convertible loan note was entered into.

Warrants issued as part of a financing transaction.

Warrants issued as part of a financing transaction fall outside the scope of IFRS 2. These are classified as equity instruments because a fixed amount of cash is exchanged for a fixed amount of equity. The fair value is recognized within equity and is not remeasured.

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

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in profit or loss.

(ii) Depreciation

Depreciation is calculated on the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in consolidated statements of operations and comprehensive loss on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term in which case they are depreciated over their useful lives.

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

Impairment

Impairment of financial assets measured at amortized cost

At each reporting date the Group recognizes a loss allowance for expected credit losses on financial assets measured at amortized cost.

In establishing the appropriate amount of loss allowance to be recognized, the Group applies either the general approach or the simplified approach, depending on the nature of the underlying group of financial assets.

General approach

The general approach is applied to the impairment assessment of refundable lease deposits and other refundable lease contributions, and cash and cash equivalents.

Under the general approach the Group recognizes a loss allowance for a financial asset at an amount equal to the 12-month expected credit losses, unless the credit risk on the financial asset has increased significantly since initial recognition, in which case a loss allowance is recognized at an amount equal to the lifetime expected credit losses.

Simplified approach

The simplified approach is applied to the impairment assessment of trade receivables.

Under the simplified approach the Group always recognizes a loss allowance for a financial asset at an amount equal to the lifetime expected credit losses.

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

For leases over office buildings and factory premises the Group must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease. The expected costs of returning to its original condition are considered negligible.

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability in its consolidated balance sheets. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

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

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of share options/warrants expected to vest. Non- market vesting conditions are included in assumptions about the number of options/warrants that are expected to become exercisable.

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

Where share options are cancelled, this is treated as an acceleration of the vesting period of the options. The amount that otherwise would have been recognized for services received over the remainder of the vesting period is recognized immediately within the Consolidated statements of operations and comprehensive loss.

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

Relassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations. An adjustment has been made to the consolidated statement of comprehensive income for the year ending December 31, 2022 to reclassify other loss to finance expense totaling $804k.

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

4 OTHER (EXPENSE)/ INCOME

The Group’s other (expense)/ income is made up of the following:

	Year Ended December 31,
	2023 $’000	2022 $’000	2021 $’000

Sublicense income	-	-	750
Other Income (see note 19)	-	33	143
Total other income/(expense)	-	33	893

Sublicense income has been classified as other income as the counterparty is not considered a customer but an entity we are collaborating with.

5. OPERATING LOSS

The Group’s operating losses are stated after charging/(crediting) the following:

	Year Ended December 31,
	2023 $’000	2022 $’000	2021 $’000
License fee	563	-	(1,047)
Realization bonus	-	-	855
Depreciation of Property, plant and equipment	7	1	8
Depreciation (Right-of-use asset)	89	50	133
Foreign exchange (gains)/losses	1,519	(3,183)	(1,899)

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

7. EMPLOYEES

	Year ended December 31,
	2023 $’000	2022 $’000	2021 $’000
Staff costs comprised:
Directors’ salaries (including bonus)	929	554	2,526
Employees’ wages, salaries and bonus	1,777	2,014	1,856
Social security costs	136	135	176
Recruitment fees	24	197	242
Share based payment (credit) / charge	1,730	(1,410)	5,173
	4,596	1,490	9,973
The average monthly number of employees, including directors, employed by the group during the year was:
Research and development	3	3	8
Corporate and administration	6	6	5
	9	9	13

8. REMUNERATION OF KEY MANAGEMENT PERSONNEL

$’000	Year ended December 31,
	2023				2022				2021
Director	Directors’ fee	Bonus	Salary	Share based payments	Directors’ fee	Bonus	Salary	Share based payments	Directors’ fee	Bonus	Salary	Share based payments
G. Cerrone (1)	717	100	-	562	296	148	-	-	330	855	-	624
Willy Simon	56			98	55			83	59			93
J Brancaccio	56	-	-	98	55	-	-	83	59	-	-	93
K. Shailubhai	-	-	-	-	-	-	379	(145)	-	210	600	492
T Adams	-				-	-	-	(1,967)	-	-	413	2,197
	829	100	-	758	406	148	379	(1,946)	448	1,065	1,013	3,499

(1)	Gabriele Cerrone’s 2021 bonus is the interest charged on his 2020 bonus due to delayed issuance of shares; his 2020 bonus includes a $13.2m realization bonus.

All bonuses are short term. No post-employment or termination payments were made.

The following share options were granted to directors in the following periods:

	Year ended December 31,
	2023	2022	2021
	Number of options	Number of options	Number of options

W.Simon	75,000	-	-
J. Brancaccio	75,000	-	-
T Adams	-	-	3,500,000
	150,000		3,500,000

Key management personnel of the Group are comprised of directors and officers of the Company.

No share options were exercised by directors during the years ended December 31, 2023,2022 and 2021.

The Company made payments totaling approximately $56K, $32K, and $24K to defined contribution pension schemes on behalf of directors and employees during 2023, 2022, and 2021, respectively.

9. FINANCE COSTS

	Year ended December 31,
	2023 $’000	2022 $’000	2021 $’000
Group
Finance Income
Loan Interest Received	1,154	32	-
Total finance income	1,154	32	-

Finance Expense
Finance charge accrued on convertible loan notes	-	-	163
Interest expense on lease liabilities	10	7	13
Fair Value loss on Investment	402	869	-
Total finance Expense	412	876	176
Net finance income/ (expense) recognized in Consolidated statements of operations and comprehensive loss	742	(844)	(176)

10. TAXATION

	Year Ended December 31,
	2023 $’000	2022 $’000	2021 $’000
Group
Current year tax (credit)	449	-	(3,255)
Adjustments due to prior periods	-	-	(15)
Total tax (credit) for the period	449	-	(3,240)

The tax charge for the year is different from the standard rate of corporation tax in the United Kingdom of 19%. The difference can be reconciled as follows:
Loss before taxation	(17,242)	(15,397)	(26,657)
Loss charged at standard rate of corporation tax 23.52% 2023 19%2021/22	(4,055)	(2,926)	(5,065)
Movement in unrecognized deferred tax	3,194	2,319	1,722
Expenses not deductible for taxation	3,961	1,036	1,550
Adjustments due to prior periods	449	-	(15)
Research and development claim	-	-	(1,401)
Income not taxable for tax purposes	(3,113)	(495)	(61)
Fixed asset differences	-	(1)	-
Current Tax - Other	13	-	-
Adjustments to brought forward values	-	67	-
Consolidation adjustment in relation to foreign exchange movements	-	-	-
	449	-	(3,240)

The Research and Development claim has been calculated in accordance with the R&D tax relief available to small and medium sized entities, whereby the entity is able to claim a cash tax credit (if loss making), worth up to 14.5% of the surrenderable losses.

The adjustments due to prior periods relate to R&D tax relief claims for the prior period. Under UK tax legislation, a 2-year window is available under which R&D tax relief can be claimed.

No deferred tax asset has been recognized in respect of trading losses carried forward because of uncertainty as to when these losses will be recoverable.

The amount of tax losses for which no deferred tax assets have been recognized for the year ended December 31, 2023 is $18,137k (2022 is $15,011k; 2021; $11,591k).

11. LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2023	2022	2021

(Loss) attributable to equity holders of the company ($000)	(17,691)	(15,397)	(23,417)
Weighted average number of ordinary shares in issue	102,471,016	101,526,389	97,932,055
Basic loss per share (cents per share)	(17.3)	(15.2)	(23.9)

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

12. OTHER RECEIVABLES

$000	Year ended December 31, 2023
	2023	2022
Security deposits receivable	121	130
Prepayments	102	170
Taxation Receivable	3,793	4,246
	4,016	4,546

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

	Nominal Value	Share Capital		Share Premium	Merger Reserve
	£/$	Shares	$000	$000	$000
At January 1 2021 per 20-F annual report	£0.03	194,612,289	10,794	111,821	-
Group Reorganization
Elimination of share capital in Tiziana Life Sciences Plc	£0.03	(194,612,289)	(10,794)	(111,821)	122,615
Shares issued pursuant to share for share exchange and consolidation	$0.001	97,306,144	97	-	(97)
Elimination of other reserves in Tiziana Life Sciences Plc					(3,821)
Restated at 1 January 2021	$0.001	97,306,144	97	-	118,697
Shares issued in the period:
Conversion of warrants	$0.001	136,854	-	156	-
Conversion of Loan	$0.001	1,866,907	2	603	-
Issued in lieu of cash bonus	$0.001	2,962,709	3	14,837	-
At 31 December 2021		102,272,614	102	15,596	118,697
Shares issued in the period:
At 31 December 2022		102,272,614	102	15,596	118,697
Shares issued in lieu of fees	$.0001	450,000	1	300
Warrants Exercised	$.0001	337,501	-	573
Issuance of Stock - ATM	$.0001	27,629	-	23
At 31 December 2023		103,087,744	103	16,492	118,697

Ordinary Shares

Ordinary shares have a par value of $0.001. They entitle the holder to participate in dividends, and to share in the proceeds of winding up the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy is entitled to one vote, and upon a poll each share is entitled to one vote. The Company has 103,087,744 shares in issue and holds 1,573,510 shares in treasury.

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

Tiziana Life Sciences PLC Share Option Plan

	2023		2022 Restated		2021
	Weighted		Weighted		Weighted
	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	59	6,724	90	22,234	67	17,024
Granted	-	-	-	-	166	5,210
Forfeited/Cancelled	(44)	(103)	(92)	(15,510)	-	-
Exercised	-	-	-	-	-	-

Outstanding at 31 December	62	6,621	59	6,724	90	22,234

Exercisable at 31 December	60	2,829	58	2,732	54	7,616

No options were exercised during 2023, 2022 or 2021.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $2,602k (2022: $3,223k (restated), 2021: $12,339k).

Under the Tiziana Life Sciences PLC Share Option Plan, the total expense recognized for the year ending 31 December 2023 arising from share – based payment transactions under the Tiziana Life Sciences PLC Share Option Plan is $703k of which $51k relates to forfeitures during the year (2022 $1,199k, 2021: $5,173k).

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options at 31 December 2023 (’000)
26 June 2014	26 June 2024	$0.47	1,831
30 April 2018	30 April 2028	$1.10	500
6 May 2020	5 May 2028	$0.47	3,690
23 July 2020	26 July 2030	$2.11	100
25 August 2020	24 August 2030	$1.98	500
Total			6,621

Fair value of options granted

The Directors have used the Black-Scholes-Merton option pricing model to estimate the fair value of all of the options granted during the year to December 31, 2023, applying the assumptions below.

Historical volatility is based on the historical volatility of the Company itself.

The Company has estimated a forfeiture rate of zero.

The model inputs for options granted during the year ended 31 December 2022 valued under the Black-Scholes-Merton model included:

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

The fair value of the modified options at the date of modification was determined using the option pricing models as described above. The incremental fair value was recognized as an expense over the period from the modification date to the end of the vesting period. The expense for the original option grant will continue to be recognized as if the terms had not been modified.

The fair value of the modified options was determined using the same models and principles as described above.

Tiziana Life Sciences Ltd Share Option Plan

	2023		2022
	Weighted		Weighted
	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	69	2,575	-	-
Granted	61	1,753	69	2,575
Forfeited/Cancelled	(57)	(60)	-	-
Exercised	-	-	-	-

Outstanding at 31 December	73	4,268	69	2,575

Exercisable at 31 December	-	-	-	-

No options were exercised during 2023, 2022 or 2021.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $974k (2022: $1,176k)

Under the Tiziana Life Sciences Ltd 2021 Equity Incentive Plan, the total expenses recognized for the year ending 31 December 2023 arising from share - based payment transactions are $1,019k, not including a charge of $57k for forfeitures during the year. (2022:$332k)

	26 July 2023	14 March 2023

Grant date share price	$0.67	$0.57
Exercise share price	$0.67	$0.57
Risk free rate	3.88%	3.88%
Expected volatility	118%	119%
Option life	10 years	10 years
Weighted average share price	$0.67	$0.57
Weighted average fair value per share option	$0.67	$0.57

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options as at 31 December 2023 (’000)
01 August 2022	01 August 2032	$0.74	725
04 November 2022	04 November 2032	$0.67	1,850
14 March 2023	14 March 2033	$0.57	993
26 July 2023	26 July 2033	$0.67	700
Total			4,268

Group and Company Warrants

No warrants were issued in 2022 or 2023. For warrants issued in 2020, the Directors have estimated the fair value of the warrants using the Black-Scholes valuation model and assumptions below:

	21 January 2020	21 January 2020	1 June 2020

Grant date share price	£0.43	£0.43	£1.15
Exercise share price	£0.42	£0.35	£0.70
Risk free rate	0.64%	0.40%	0.04%
Expected volatility	61.7%	84.7%	111%

	2023 $000	2022 $000	2021 $000

Outstanding at 1 January	697	697	697
Exercised	(438)	-	-
Expired	(259)	-	-

Outstanding at 31 December	-	697	697

No share-based payment charges relating to warrants were recorded during 2023, 2022 or 2021. Approximately $26K of share-based payment charges are included in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2020.

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

The translation reserve represents the unrealized gains or losses from the foreign currency translation of Companies within the Group.

The shares to be issued reserve represents the equity shares that are to be issued to the Chairman in lieu of his bonus and additional salary for his role as acting CEO for the year ending December 31, 2023.

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

Credit risk

Credit risk is managed on a Group basis. Credit risk arises principally from cash and cash equivalents and deposits with banks and financial institutions as well as credit exposure to customers including committed transactions and outstanding receivables. The Group reviews its banking arrangements carefully to minimize such risks and currently has no customers and therefore this risk is viewed as minimal. Management monitor loans between members of the Group as part of their internal reporting and assesses outstanding receivables for ability to be repaid.

Liquidity risk

The Group’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and long term. The Group ordinarily finances its activities through cash generated from private and public offerings of equity and debt securities.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	2023
$000	Less than 3 months	3 to 12 months	Total
Trade payables	2,223	1,914	4,137
Lease liabilities	34	104	138
Related party payables	-	-	-
Total	2,354	1,921	4,275

	2022
$000	Less than 3 months	3 to 12 months	Total
Trade payables	1,230	3,732	4,962
Lease liabilities	32	98	130
Related party payables	-	-	-
Total	1,262	3,830	5,092

Interest rate risk

The Group has limited exposure to interest-rate risk arising from its bank deposits. These deposit accounts are held at variable interest rates based on Bank of America base rate.

The Directors do not consider the impact of possible interest rate changes based on current market conditions to be material to the net result for the year or the equity position as of year-end for either the year ended 31 December 2023 or 31 December 2022.

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

Sensitivity analysis

A reasonably possible strengthening (weakening) of the US dollar or Sterling against all other currencies at 31 December 2023 would have affected the measurement of the financial instruments denominated in a foreign currency and affected equity and profit and loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss and equity
December 31, 2023	Strengthening	Weakening
USD (5% movement)	467	(467)

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

18. TRADE AND OTHER PAYABLES

	Year ended December 31,
Group	2023	2022
	$000	$000
Trade payables	4,137	4,962
Accruals	2,250	1,570
	6,387	6,532

19. INVESTMENT IN RELATED PARTY

	Year ended December 31,
Group	2023	2022
	$000	$000
Investment in Accustem Sciences Inc	1,806	2,675
Movement in fair value	(969)	(869)
	837	1,806

The share price of Accustem as of December 31, 2023 was $.63, which has resulted in the recognition of a fair value loss of $1,049k. This has been measured using the Level 1per IFRS 13 fair value hierarchy. Accustem Sciences Inc is listed on the OTC markets and is run by a separate management team which is independent of the Tiziana management team. Tiziana is therefore not able to assert significant influence over Accustem Sciences Inc.

Group	2023	2022
	$000	$000
Investment in Okyo Pharma Ltd	3,150	-
Movement in fair value	567	-
	3,717	-

The Group acquired 2.1m shares of Okyo Pharma Ltd. on October 23, 2023 which is a 15.57% ownership. The share price of Okyo Pharma Ltd as of December 31, 2023 was $1.77, which has resulted in the recognition of a fair value gain of $567k. This has been measured using the Level 1per IFRS 13 fair value hierarchy. Okyo Pharma Ltd is listed on the OTC markets and is run by a separate management team which is independent of the Tiziana management team. Tiziana is therefore not able to assert significant influence over Okyo Sciences Inc.

20. TREASURY SHARES

The company acquired 1,683,544 of its own shares through purchases on the NASDAQ stock exchange during the year ended December 31, 2022. The amount paid to acquire the shares totaled $1,320k, and the shares are held as “treasury shares”. The Company has the right to reissue these shares later. All shares issued by the Company are fully paid. In 2023 there was $254k in buybacks.

21. RELATED PARTY TRANSACTIONS

The ultimate controlling party of the Group is Planwise Group Ltd.

Rasna Therapeutics Inc is a related party as the entity is controlled by a person that has significant influence over the Group. Rasna is also party to a Shared Services agreement with Tiziana whereby Rasna is charged for shared services such as the payroll and rent. During 2022, Tiziana extended a loan to Rasna for $75,000 at an interest rate of 16% per annum. There were no additional loans to Rasna in 2023. As of December 31, 2023, $416k (2022: $206k, 2021: $106k) was owed to Tiziana Life Sciences Ltd in respect of the loan and shared services agreement. The total charged under the shared services agreement in the year ending 31 December 2023 was $6k (2022: $7k, 2021: $11k).

In addition to the above, on April 16, 2020, Tiziana also acquired all of the intellectual property relating to a nanoparticle-based formulation of Actinomycin D (Act D; a.k.a. Dactinomycin), from Rasna to expand its pipeline for a consideration of an initial $120k upfront payment and milestone payments of up to an additional aggregate $630k. There were no milestone payments due in the year ending 31 December 2023 (2022: $0k, 2021:$0k).

OKYO Pharma Ltd is a related party as the entity is controlled by a person that has significant influence over the Group. OKYO is also party to a Shared Services agreement with Tiziana whereby OKYO is charged for shared services such as the payroll and rent. As of December 31, 2023 $398k (2022: $274k, 2021: $42k) was owed to Tiziana Life Sciences Ltd in respect of this agreement. The total charged under the shared services agreement in the year ending 31 December 2023 was $199k (2022: $125k, 2021: $98k).

In August 2022, the Group issued a short-term credit facility to OKYO Pharma, a related party, for $2,000k to support short term liquidity. The loan was available for a period of 6 months upon first draw-down and carries an interest rate of 16% per annum, with additional default interest of 4% if the loan is not repaid after the 6-month period. In October 23 the loan was converted to an investment in OKYO with 20% interest. The principal of $2,000k plus accrued interest of $1,150k were converted into 2,100,000 Ordinary Shares, with no par value, of OKYO Pharma Ltd. As at December 31, 2022 $1,056k had been drawn down against the loan and $19k of interest had been accrued.

Gensignia Lifesciences Inc is a related party as the entity is controlled by a person that has significant influence over the Group. As of December 31, 2023 the related party balance is $0 (2022, $0k, 2021: $295k). On December 31, 2022 $295k was written off to bad debt after management assessment and deemed the balance to be irrecoverable.

Accustem Sciences Inc is a related party as the entity is controlled by a person that has significant influence over the Group. Accustem is also party to a Shared Services agreement with Tiziana whereby the Company is charged for shared services such as payroll and rent as of December 31 2023, $1,324k (2022:$72K, 2021:$1,341k). The net amount owed from Accustem, including shared service total costs of $1,324k.

22. LEASES

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

Right-of-use assets	31 Dec 2023	31 Dec 2022
	$000	$000
At 1 January	372	448
Depreciation	(104)	(50)
Disposal of lease	-	-
Exchange differences	15	(26)
	283	372

Lease Liabilities	31 Dec 2023	31 Dec 2022
	$000	$000
At 1 January	365	448
Interest expense	10	6
Lease payments	(119)	(61)
Exchange differences	(9)	(28)
	247	365

Lease liabilities are presented in the consolidated statement of financial; position as follows:

	31 Dec 2023	31 Dec 2022
	$000	$000
Current	138	122
Non-current	109	243
	247	365

The lease liabilities are secured by the related underlying assets. Future minimum lease payments as of 31 December 2023 were as follows:

	Minimum lease payment due
	Within 1 year	1-2 years	2-5 years	Over 5 years	Total
Lease payments	148	111	-	-	259
Finance Charges	(10)	(2)	-	-	(12)
Net Present Values	138	109	-	-	247

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