Form 20-F
period 2024-12-31
Tiziana Life Sciences Ltd
filed 2025-05-06
CIK 1723069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024: 111,462,617 common shares.

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

Presentation of Financial Information

This annual report includes our audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023, which are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Our financial information is presented in United States dollars. For the convenience of the reader, in this prospectus, unless otherwise indicated, translations from Pounds Sterling into U.S. dollars were made at the rate of £1.00 to $1.2521, which was the noon buying rate of the Federal Reserve Bank of New York on December 31, 2024. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Pounds Sterling at the dates indicated.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this Annual Report, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this registration statement are based upon information available to us as of the date of this registration statement and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statement as about:

●

the development of Foralumab, anti-IL6R monoclonal antibody (TZLS-501), and any of our other product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

●

our ability to obtain and maintain regulatory approval of our product candidates, including Foralumab, anti-IL6R monoclonal antibody (TZLS-501), in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;

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

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A. Selected Financial Data

The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 have been derived from our consolidated financial statements, as presented at the end of this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statement data as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020 have been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by the IASB.

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

Consolidated Statement of Operations and Comprehensive Loss Data:

	Years Ended December 31,
	2024	2023	2022	2021	2020
	(in thousands except share and per share data)
Operating expenses:
Research and development	$(5,229)	(8,113)	$(12,955)	$(13,208)	$(5,993)
General and administrative	(10,565)	(9,871)	(1,631)	(13,311)	(11,203)
Realization bonus	-	-	-	(855)	(13,214)
Impairment of asset	-	-	-	-	(279)
Disposal of Intellectual Property	-	-	-	-	2,663
Total operating expenses	(15,794)	(17,984)	(14,586)	(27,374)	(28,026)
Loss from operations	(15,794)	(17,984)	(14,586)	(27,374)	(28,026)
Other income (expense), net	(952)	742	(811)	717	(312)
Tax provision	4,883	(449)	-	3,240	2,207
Net loss attributable to ordinary shareholders	(11,863)	(17,691)	(15,397)	(23,417)	(26,131)
Other comprehensive loss:
Foreign currency translation adjustment	(72)	1,492	(3,582)	(4, 478)	3,474
Total comprehensive loss	(11,935)	(16,199)	(18,979)	(27,895)	(22,657)

Basic and diluted net loss per ordinary share	(0.11)	(0.15)	(0.15)	(0.24)	(0.16)

Consolidated Balance Sheet Data:

	As of December 31,
	2024	2023	2022	2021	2020
	(in thousands except share and per share data)
Cash and cash equivalents	$3,724	1,183	$18,122	$42,186	$65,824
Working capital	160	688	17,619	41,133	62,196)
Total assets	11,284	12,184	26,477	48,826	70,656
Total shareholders’ equity/(deficit)	3,936	5,534	19,571	41,280	62,386)

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

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and utility of the product candidates. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all, as a failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching a consensus with the U.S. Food and Drug Administration, or FDA, European Medicines Agency, or EMA, or other regulatory authorities on trial design;

●	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;

●	delays in execution of development due to financial instability of our CROs, CMOs and CDMOs;

●	delays in opening clinical trial sites or obtaining required institutional review board or independent ethics committee approval at each clinical trial site;

●	delays in recruiting suitable patients to participate in our future clinical trials;

●	imposition of a clinical hold by regulatory authorities as a result of a serious adverse event or after an inspection of our clinical trial operations or clinical trial sites;

●	failure by us, any CROs we engage or any other third parties to adhere to clinical trial requirements;

●	failure to perform in accordance with good clinical practice, or GCP, or applicable regulatory guidelines in Europe and other international markets;

●	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical trial sites, including delays by third parties with whom we have contracted to perform certain of those functions;

●	delays in having patients complete participation in a clinical trial or return for post-treatment follow-up;

●	clinical trial sites or patients dropping out of a clinical trial;

●	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

●	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

●	occurrence of serious adverse events in clinical trials of the same class of agents conducted by other sponsors; and

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

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

During the conduct of clinical trials, patients report changes in their health, including illnesses, injuries and discomforts, to their study doctor. Often, it is not possible to determine whether the product candidate being studied caused these conditions. Regulatory authorities may draw different conclusions or require additional testing to confirm these determinations. For Foralumab, the most frequent drug-related side effects reported following intravenous administration were infusion related reactions, or IRR, including fever, headaches, chills, nausea, vomiting, diarrhea and hypotension considered the result of cytokine release also known as cytokine release syndrome, or CRS. Other adverse events included reactivation of Epstein-Barr virus (clinically silent); moderate lymphocytopenia, abnormalities in liver function tests. Since most of these changes are related to the infusion route of administration and dosage level, such systemic toxicities are not anticipated when administered orally or nasally due to what we assume will be minimal systemic absorption.

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

We are a clinical stage biotechnology company with a limited operating history. Since our inception in May 2013, we have incurred significant net losses. Our net losses were $12.0m, $17.8m and $15.4m for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024, we had an accumulated loss of $146m We have devoted substantially all of our efforts to research and development of our product candidates, including clinical development of our lead product candidate, Foralumab, as well as to building out our management team and infrastructure. We expect that it could be several years, if ever, before we have a commercialized product candidate. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

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

Since our inception, we have devoted substantially all of our resources to developing Foralumab and our other product candidates, building our intellectual property portfolio and providing general and administrative support for these operations. Although our R&D efforts to date have resulted in a pipeline of product candidates, we have not yet demonstrated our ability to successfully complete Phase 3 or other pivotal clinical trials, obtain regulatory approvals, or commercialize any of our product candidates. In addition, given our limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors in achieving our business objectives.

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

We have engaged contract manufacturing organizations, or CMOs, to cGMP manufacture Foralumab (TZLS-401) drug product, and anti-Interleukin 6 Receptor monoclonal antibody (anti-IL6R mAb, TZLS-501) drug substance and drug product and to perform quality testing, and because we collaborate with various organizations and academic institutions for the advancement of our platforms, we must, at times, share our proprietary technology and confidential information, including trade secrets, with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure of such technology or information would impair our competitive position and may have an adverse effect on our business, financial condition, results of operations and prospects.

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

We are heavily reliant upon licenses and sublicenses from Lonza and Novimmune to certain patent rights and proprietary technology that are important or necessary to the development of our technology and product candidates, including the patents and know-how relating to manufacture. These and other licenses may not provide exclusive rights to use such intellectual property and technology or may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and product candidates in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products, including in territories covered by our licenses.

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

Our success depends, in large part, on our ability to seek, obtain and maintain patent protection in the United States and other countries with respect to our product candidates and to future innovation related to our manufacturing technology. Our licensors have sought, and we intend to seek to protect our proprietary position by filing patent applications in the United States, the United Kingdom and elsewhere, related to certain technologies and our product candidates that are important to our business. Our current patent portfolio contains a limited number of patent applications, all of which are in-licensed from third parties and relate to either composition of matter, formulation, method of use or process of manufacturing Foralumab and a fully human anti-interleukin-6 receptor, or IL-6r, mAb. However, the risks associated with patent rights generally apply to patent rights that we in-license now or in the future, as well as patent rights that we may own in the future. Moreover, the risks apply with respect to patent rights and other intellectual property applicable to our product candidates, as well as to any intellectual property rights that we may acquire in the future related to future product candidates, if any. Tiziana was granted a new patent by USPTO in June 2020 covering lyophilized formulation of Foralumab.

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

The degree of patent protection we require to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect our rights or permit us to gain or keep any competitive advantage. We cannot provide any assurances that any of our licensed patents have, or that any of our pending licensed patent applications that mature into issued patents will include, claims with a scope sufficient to protect our product candidates or otherwise provide any competitive advantage. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our licensed patent portfolio may not provide us with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to our product candidates, including “highly similar,” or biosimilar, versions of such products. In addition, the intellectual property portfolio licensed to us by Novimmune may be used by them or licensed to third parties, and such third parties may have certain enforcement rights. Thus, patents licensed to us could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against our licensors or another licensee or in administrative proceedings brought by or against our licensors or another licensee in response to such litigation or for other reasons.

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

In each of our existing license agreements, and we expect in our future agreements, patent prosecution of our licensed technology is controlled solely by the licensor, and we may be required to reimburse the licensor for their costs of patent prosecution. If our licensors fail to obtain and maintain patent or other protection for the proprietary intellectual property we license from them, we could lose our rights to the intellectual property, or our exclusivity with respect to those rights, and our competitors could market competing products using the intellectual property. Our license agreement with Novimmune also requires us to meet development thresholds to maintain the license, including establishing a set timeline for developing and commercializing product candidates. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

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

In March 2010, the PPACA (as amended by the Health Care and Education Reconciliation Act of 2010) was passed, which substantially changes the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry, it is now known as the Affordable Healthcare Act (“ACA”). The ACA, among other things: (i) addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; (ii) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extends the rebate program to individuals enrolled in Medicaid managed care organizations; (iii) established annual fees and taxes on manufacturers of certain branded prescription drugs; (iv) expanded the availability of lower pricing under the 340B drug pricing program by adding new entities to the program; and (v) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Additionally, in the United States, the Biologics Price Competition and Innovation Act of 2009 created an abbreviated approval pathway for biologic products that are demonstrated to be biosimilar or “interchangeable” with an FDA-approved biologic product. This new pathway could allow competitors to reference data from biologic products already approved after 12 years from the time of approval. This could expose us to potential competition by lower-cost biosimilars even if we commercialize a product candidate faster than our competitors. Moreover, the creation of this abbreviated approval pathway does not preclude or delay a third party from pursuing approval of a competitive product candidate via the traditional approval pathway based on their own clinical trial data.

Additional changes that may affect our business include those governing enrollments in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges and fraud and abuse and enforcement. Continued implementation of the ACA and the passage of additional laws and regulations may result in the expansion of new programs such as Medicare payment for performance initiatives, and may impact existing government healthcare programs, such as by improving the physician quality reporting system and feedback program.

For each state that does not choose to expand its Medicaid program, there likely will be fewer insured patients overall, which could impact the sales, business and financial condition of manufacturers of branded prescription drugs. Where patients receive insurance coverage under any of the new options made available through the ACA, manufacturers may be required to pay Medicaid rebates on that resulting drug utilization.

In addition, there have been judicial and congressional challenges to certain aspects of the ACA, and we expect the current administration and Congress will likely continue to seek legislative and regulatory changes, including repeal and replacement of certain provisions of the ACA. The Trump Administration issued a proposed rule on March 10, 2025 (“Proposed Rule”) amending regulations governing insurance coverages subject to the ACA.

In conjunction with the Proposed Rule, the Centers for Medicare & Medicaid Services (“CMS”) issued a statement explaining that the proposed regulations include “critical and necessary steps to protect people from being enrolled in Marketplace coverage without their knowledge or consent, promote stable and affordable health insurance markets, and ensure taxpayer dollars fund financial assistance only for the people the ACA set out to support.” To support its position, CMS cited a report from the Paragon Health Institute suggesting “4 to 5 million people were improperly enrolled in subsidized ACA coverage in 2024, costing federal taxpayers up to $20 billion.”  The impact analysis that accompanies the Proposed Rule shows that the Proposed Rule will reduce enrollment in the ACA plans, reduce the number of people who access premium tax credits and cost-sharing reductions that make coverage more affordable, and limit benefits available to individuals.

The Proposed Rule contains a variety of key changes to the regulations governing health insurance subject to the ACA that will impact those seeking to obtain health coverage through state and federal insurance marketplaces (the “Marketplace”).  In this regard, the Proposed Rule does the following:

●	Allows insurers to deny coverage to individuals who have past-due premium from prior coverage, allowing insurers to consider past due premium amounts as owed as the initial premium for new coverage.

●	Excludes persons who are Deferred Action for Childhood Arrivals (“DACA”) from eligibility to enroll in a health insurance plans offered on the Marketplace or access premium tax credits and cost-sharing reductions.

●	Requires CMS to apply a “preponderance of the evidence” standard before terminating an agent for cause as to their agreement with CMS to solicit and sell Marketplace coverage.

●	Eliminates the ability of an individual to certify to their income when applying for premium tax credits and cost-sharing reductions, instead requiring income determinations be reconciled with tax filing or other information potentially creating coverage delays and administrative barriers. In addition, if an individual does not file a Federal income tax return for two years, the individual will not be eligible for premium tax credits and cost-sharing reductions.

●	Institutes income eligibility verifications for premium tax credits and cost-sharing reductions and charges people auto-reenrolled into zero-premium plans a small monthly payment until they confirm their eligibility information.

●	Adjusts the automatic enrollment hierarchy for individuals.

●	Shortens the annual open enrollment period from the current period, November 15 to January 15, reducing it by one month, to November 15 to December 15.

●	Removes the monthly special enrollment period (“SEP”) for qualified individuals who become eligible for premium tax credits and cost-sharing reductions because their projected household income falls to or below 150% of the federal poverty level, which means that these individuals will have to wait before they can access premium tax credits and cost sharing reductions.

●	Changes de minimis thresholds for the actuarial value for plans subject to essential health benefits (“EHB”) requirements and for income-based cost-sharing reduction plan variations.

●	Updates the annual premium adjustment percentage methodology to establish a premium growth measure that according to the Proposed Rule reflects premium growth in all affected markets, increasing the cost of coverage.

●	Prohibiting insurance companies subject to ACA requirements from providing coverage for services related to a sex-trait modification as an essential health benefit.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.

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

As a data controller, we are accountable for any third-party data service providers we engage to process personal data on our behalf. We attempt to address the associated risks by performing security assessments, detailed due diligence and regularly performing privacy and security reviews of its vendors and requiring all such third-party providers with data access to sign agreements, including business associate agreements, and where required under EU or UK law, obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined above. We are also subject to evolving European privacy laws on electronic marketing and cookies. The UK is also updating its data protection law via the the Data (Use and Access) Bill 2025 that is currently being considered by the UK Parliament. This is expected to be passed in Q2 of 2025 assuming no major legislative delays. While certain provisions may require secondary legislation for implementation, the core reforms are likely to take effect within months of the Bill’s approval and will modify certain aspects of the UK GDPR and Data Protection Act 2018. These proposed changes will require us to modify certain aspects of our data protection compliance program.

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

At December 31, 2024, we had 2 full-time employees, who were engaged in R&D activities. If we are successful in executing our business strategy, we will need to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our R&D activities and, in the longer term, build a commercial infrastructure to support commercialization of any of our product candidates that are approved for sale. Future growth would impose significant added responsibilities on members of management and, to a potentially significant extent, divert our management and business development resources away from their current uses. It is likely that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and any future product candidates requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas, to attract and retain sufficient numbers of talented employees and to expand the group of contractors we use.

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

Macroeconomic, Geopolitical and Global Risks beyond our control.

Geopolitical conflicts, terrorist attacks and international instability could disrupt global markets, supply chains and our operations.

Wars, terrorist attacks and regional conflicts can destabilize economies, disrupt supply chains and drive up energy and raw material costs. The Russia-Ukraine war, ongoing since February 2022, has led to sanctions, trade restrictions and heightened regional uncertainty. Any expansion of the conflict could further impact our European operations and increase costs. In October 2023, the Israel-Hamas war escalated tensions in the Middle East, creating regional instability and market uncertainty. Although we have no direct operations in either country, the conflict remains ongoing and its longterm economic and regional geopolitical effects are unpredictable. Such conflicts, along with future geopolitical crises, could disrupt financial markets, weaken supply chains and increase political and social instability. These risks may also amplify the impact of other uncertainties outlined in this Annual Report, further affecting our business, operations and financial performance.

Global economic uncertainty, rising interest rates, geopolitical conflicts, trade restrictions and U.S. tariffs on imported goods could adversely impact our business, financial condition and results of operations.

Our operations are subject to global economic volatility, including inflation, high energy costs and tightening monetary policies. Since 2022, central banks in the U.S., U.K. and Eurozone have raised interest rates significantly, increasing financing costs and limiting access to capital. This could affect our ability to invest in R&D or fund expansion initiatives. We are exposed to trade policy risks, including tariffs and import restrictions. If the U.S. government imposes new tariffs, duties or trade barriers on life sciences products, raw materials or components our costs could increase and our business could be impacted.

Retaliatory tariffs from other countries could further disrupt supply chains. These risks may necessitate supplier diversification or production adjustments, all of which could increase operational complexity and costs.

Geopolitical conflicts, such as the wars in Ukraine and the Middle East, have heightened supply chain disruptions and increased energy and material costs. Trade restrictions and export controls, as seen during the Russia-Ukraine war, could further restrict the flow of goods and impact our ability to source critical materials.

A reduction in U.S. government funding or automatic budget cuts (sequestration) could also delay or reduce spending by universities, government laboratories and private foundations that rely on grants from agencies such as the U.S. National Institutes of Health (NIH).

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

Risks Related to Artificial Intelligence (AI) Adoption and Compliance

The integration of Artificial Intelligence (AI) in our operations and products presents regulatory, cyber security, liability and competitive risks that could adversely affect our business, financial condition and results of operations. We are increasingly leveraging Artificial Intelligence (AI) and machine learning (ML) technologies in our products, services and internal operations, including in bioinformatics, molecular diagnostics, clinical decision support, automation and supply chain optimization. The deployment of AI presents several regulatory, legal, cyber security and ethical risks that could materially and adversely impact our business. Regulatory authorities, including the U.S. Food and Drug Administration (FDA), the European Medicines Agency (EMA) and other global agencies, are evolving their oversight of AI-driven medical and diagnostic technologies. The lack of clear or harmonized regulations across jurisdictions could result in delays in product approvals, increased compliance costs or the need for additional clinical validation of AI-based products. If regulators impose new AI transparency, validation or algorithm explainability requirements, we may be required to modify or revalidate our AI-based solutions, which could increase costs and delay time-to-market. AI technologies rely on large datasets, including genomic, clinical and patient data, making them susceptible to privacy, security and compliance risks under regulations such as the General Data Protection Regulation (GDPR), the U.S. Health Insurance Portability and Accountability Act (HIPAA) and China’s Data Security Law. A breach, misuse or misinterpretation of AI-generated results could lead to regulatory penalties, litigation and reputational harm. Additionally, the risk of cyber security threats, including AI-driven cyberattacks, data poisoning or adversarial manipulation, could compromise the integrity of our AI models and the security of our systems. AI algorithms can also exhibit bias, errors or inaccuracies if not properly trained or validated. If our AI-based diagnostics or research tools generate false positives, false negatives or unreliable results, this could expose us to liability claims, regulatory scrutiny or loss of customer confidence. AI-based products may also face challenges in intellectual property protection, as evolving laws and patent eligibility criteria for AI-generated inventions may impact our ability to protect proprietary AI models. Furthermore, we rely on third-party AI providers and cloud computing infrastructure for certain AI applications. Any failure, breach or misalignment in AI development partnerships could lead to disruptions in our operations or loss of competitive advantage. Additionally, the rapid evolution of AI in healthcare and life sciences could increase competition from technology firms, startups and established industry players, potentially impacting our market position. If we fail to effectively manage these AI-related risks, including regulatory compliance, data security, algorithmic transparency and liability concerns, our ability to develop and commercialize AI-driven solutions could be limited, which may have a material adverse effect on our business, financial condition and results of operations.

We rely on secure communication and information systems and are subject to evolving privacy and data security laws.

Any disruption, breach or failure could adversely affect our business, financial condition and reputation. We depend on secure information systems to conduct business, storing intellectual property, proprietary business data and personally identifiable information (PII) of customers, employees and business partners in our data centers, networks and cloud-based systems. Despite significant investments in cyber security awareness, modernized tools and ongoing updates to security processes, we cannot eliminate the risk of cyber threats. We occasionally experience minor cyber security incidents, with phishing attacks posing a growing threat to customers and employees. Unauthorized access to our systems could result in data theft, intellectual property loss, financial fraud or operational disruptions. Cyber risks include hacker intrusions, ransomware, malware, software failures and cyber terrorism, with an increased threat from state-sponsored cyberattacks due to ongoing geopolitical tensions, such as the Russia-Ukraine war. Russian ransomware groups, for example, have threatened critical infrastructure and organizations involved in retaliatory actions against Russia, increasing the risk of cyber incidents.

A significant security breach could lead to business disruptions, regulatory penalties, reputational damage and legal liability. Additionally, we are subject to complex and rapidly evolving data privacy laws across multiple jurisdictions. These include:

●	U.S. state privacy laws, such as the California Consumer Privacy Act (CCPA) and similar laws in Virginia and Colorado, that impose data processing, consumer rights and breach notification requirements;

●	European privacy regulations, such as the General Data Protection Regulation (GDPR), which restrict data transfers and mandate strict security measures; and

●	Potential new regulations, including comprehensive federal data privacy legislation in the U.S. and additional international privacy laws, which could further complicate compliance.

As privacy laws evolve, we may face new compliance obligations, higher operational costs and restrictions on data transfers. Failure to comply with these laws could result in regulatory fines, lawsuits and reputational harm, negatively impacting our business operations and strategic growth plans.

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

The market prices of our common shares on the Nasdaq Capital Market may be volatile and fluctuate substantially. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, holders our common shares may not be able to sell their common shares at or above the price at which they were purchased. The market price for the common shares may be influenced by many factors, including:

●	the success of competitive products or technologies;

●	results of clinical trials of Foralumab, anti-IL6R mAb (TZLS-501) and any other future product candidate that we develop;

●	results of clinical trials of product candidates of our competitors;

●	changes or developments in laws or regulations applicable to Foralumab, anti-IL6R mAb (TZLS-501) and any other future product candidates that we develop;

●	our entry into, and the success of, any collaboration agreements with third parties;

●	developments or disputes concerning patent applications, issued patents or other proprietary rights;

●	the recruitment or departure of key personnel;

●	the level of expenses related to any of our product candidates or clinical development programs;

●	the results of our efforts to discover, develop, acquire or in-license additional product candidates, products or technologies;

●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	market conditions in the biotechnology and pharmaceutical sectors;

●	general economic, industry and market conditions;

●	the trading volume of our common shares on the Nasdaq Capital Market; and

●	the other factors described in this “Risk Factors” section.

Our common shares may be delisted from The Nasdaq Capital Market if we fail to comply with continued listing standards.

If we fail to meet any of the continued listing standards of The Nasdaq Capital Market, our common shares could be delisted from The Nasdaq Capital Market. These continued listing standards include specifically enumerated criteria, such as:

●	a $1.00 minimum closing bid price;

●	stockholders’ equity of $2.5 m;

●	500,000 shares of publicly-held common stock with a market value of at least $1 m;

●	300 round-lot stockholders; and

●	compliance with Nasdaq’s corporate governance requirements, as well as additional or more stringent criteria that may be applied in the exercise of Nasdaq’s discretionary authority.

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

On July 19, 2023, we received a written notice from Nasdaq notifying us that were not in compliance with the Rule, as the minimum bid price of the Company’s common shares has been below $1.00 per share for 30 consecutive business days. On January 22, 2024, Nasdaq notified us that we were eligible for an additional 180 calendar day period, or until July 15, 2024, to regain compliance, which condition was duly met.

On January 29, 2025, we received a written notice from Nasdaq notifying us that were not in compliance with the Rule, as the minimum bid price of the Company’s common shares has been below $1.00 per share for 30 consecutive business days. On March 13, 2025, we received notice from Nasdaq that we had regained compliance with the minimum bid price requirement for continued listing on The Nasdaq Capital Market.

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

Certain common shares previously sold under our Sales Agreement with respect to our At-the-Market Offering may have been sold in violation of federal and state securities laws and may be subject to rescission rights and other penalties, requiring us to repurchase shares sold thereunder.

In connection with our Sales Agreement, we became aware that our shelf registration statement on Form F-3 (file number 333-237368) (the “Prior Registration Statement”) expired on March 3, 2025. Prior to becoming aware of the expiration, we sold an aggregate of 2,600,942 common shares following the expiration of the Prior Registration Statement and through March 6, 2025 at an average price of approximately $1.38 per share for aggregate gross proceeds of approximately $3.6 million under the Prior Registration Statement pursuant to the Sales Agreement (the “Sales”). Because the Prior Registration Statement had already expired, the Sales could be determined to be unregistered sales of securities and, in accordance with Sections 5 and 12(a)(1) of the Securities Act, direct purchasers in the Sales may have rescission rights pursuant to which they may be entitled to recover the amount paid for such shares, plus statutory interest, upon returning the shares to us within one year from the transaction date. In addition, we could be subject to enforcement actions or penalties and fines by federal and/or state regulatory authorities. We cannot predict the likelihood of any claims or actions being brought against us or the amount of any penalties or fines in connection with the Sales.

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

As of December 31, 2023, we were no longer an “emerging growth company”, as defined in the Jumpstart Our Business Startups ( JOBS) Act. While we were an emerging growth company, we took advantage of exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404. Even though we are no longer an emerging growth company, we remain exempt from the auditor attestation requirements of Section 404 pursuant to the rules of the SEC, as we remain a non-accelerated filer. We will cease to be a non-accelerated filer if (a) the aggregate market value of our outstanding Ordinary Shares held by non-affiliates as of the last business day of our most recently completed second fiscal quarter is $75m or more and we reported annual net revenues of greater than $100m for our most recently completed fiscal year or (b) the aggregate market value of our outstanding Ordinary Shares held by non-affiliates as of the last business day of our most recently completed second fiscal quarter is $700 m or more, regardless of annual net revenues. If we cease to be a non-accelerated filer, we would be subject to the requirement for an annual attestation report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

We remain a “smaller reporting company”, as defined in Rule 405 under the Securities Act, which means that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a “smaller reporting company” which allows us to take advantage of many of the same exemptions from disclosure requirements, including this Annual Report on Form 20-F. In addition, we are eligible to remain a smaller reporting company for so long as we have a public float of less than $250m measured as of the last business day of our most recently completed second fiscal quarter or a public float of less than $700m as of such date and annual revenues of less than $100m during the most recently completed fiscal year. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and the price of our common shares may be more volatile in the event that we decide to make an offering of our common shares.

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

Effective internal control over financial reporting is necessary for us to provide reliable financial reports in a timely manner. In connection with the preparation of our consolidated financial statements for the year ended December 31, 2024, we concluded that there was a material weakness in our internal control over financial reporting related to our failure to timely develop and communicate an employee handbook for employees to consult in the event an issue arises. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

We believe that we were a PFIC for our taxable year ended December 31, 2024 but cannot provide any assurances regarding our PFIC status for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies which in some circumstances are unclear and subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our common shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets may also be affected by how, and how quickly, we spend the cash we raise in any offering.

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

As a U.K. tax resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2024, we had cumulative carryforward tax losses of $17 m.  Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. Our ability to continue to claim payable research and development tax credits in the future may be limited because we may no longer qualify as a small or medium-sized company.

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

Our agent for service of process in the United States is Tiziana Therapeutics, Inc, 420 Lexington Ave, Suite 1402, New York, NY 10170.

B. Business Overview

Overview

We are a NASDAQ listed (NASDAQ:TLSA) clinical stage biotechnology company that specializes in the developing transformative therapies for neurodegenerative and neuroinflammatory diseases. Our clinical pipeline includes drug assets for Secondary Progressive Multiple Sclerosis, Alzheimer’s, and ALS. Tiziana is led by a team of highly qualified executives with extensive drug development and commercialization experience.

Our mission is to design and deliver next generation immunotherapies for neurodegenerative and neuroinflammatory diseases.

We employ a lean and virtual research and development, or R&D, model using highly experienced teams of experts for each business function to maximize value accretion by focusing resources on the drug discovery and development processes.

Our lead immunotherapeutic candidate, Foralumab (TZLS-401), is being developed for Non-Active Secondary Progressive Multiple Sclerosis, Alzheimer’s and other CNS indications. Foralumab is the only fully human anti-CD3 monoclonal antibody under clinical development and is expected to minimize adverse immune responses in patients. We in-licensed the intellectual property from Novimmune SA, or Novimmune, in December 2014, as a potential treatment for neurodegenerative diseases such as Secondary Progressive Multiple Sclerosis (SPMS), Alzheimer’s disease and ALS. On November 10, 2022, Tiziana announced a short-term focus on administration of intranasal foralumab for treatment of neurodegenerative diseasesam, especially SPMS, based on positive clinical findings of Expanded Access (EA) SPMS patients at Brigham and Women’s Hospital treated with intranasal foralumab for up to 1 year. As the only fully human engineered human anti-CD3 mAb in clinical development, Foralumab has significant potential advantages such as a shorter treatment duration and reduced immunogenicity. We believe intranasal administration of Foralumab has the potential to reduce inflammation while minimizing the toxicity and related side effects.

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

As announced in 2022, all other assets have been temporarily deprioritized to focus resources on Tiziana’s lead asset.

Our Competitive Strengths

Our mission is to design and deliver next generation therapeutics and diagnostics for oncology and immune diseases of high unmet medical need by combining deep understanding of disease biology with clinical development expertise. We believe the following strengths will allow us to continue to pursue this mission:

●	Advanced, novel pipeline. We have an advanced pipeline of novel and proprietary drug candidates, including antibodies and small molecules, to address high unmet medical needs in the inflammation, autoimmune and oncology markets with significant commercial potential.

●	Proprietary technology. Our proprietary technology enables the development of alternative routes of administration of antibodies, including oral delivery. We believe that oral and nasal routes of delivery will alleviate the significant time and cost burden associated with other routes of administration, including intravenous delivery.

●	Broad and engaged network of experts. Our strong relationships with key opinion leaders contribute to our clinical development efforts and position us well to support our products, if approved. Dr. Napoleone Ferrara, Dr. Arun Sanyal, Dr. Kevan Herold, and Dr. Howard Weiner are among the thought leaders on our scientific advisory committee.

●	Specialized expertise and focus on oncology and inflammation. Our management team has considerable experience translating technologies from bench to market, and managing the global administration of clinical trials.

●	Strong intellectual property and know-how. We believe our proprietary intellectual property portfolio, in-licensed from Novimmune, provides us with a substantial competitive advantage for the commercial development of small molecule NCEs, and biologics, as well as expanded possibilities for new development programs in the future. We have retained the worldwide development and commercialization rights to all of our product candidates. We have submitted additional patent applications to further strengthen our intellectual property.

●	Lean research and development model, designed to maximize value. We employ a lean and virtual R&D model using highly experienced teams of experts for each business function to maximize value accretion by focusing resources on the drug discovery and development processes.

Our Strategy

Our goal is to become a leading biotechnology company focused on developing and delivering therapies and related diagnostics in both oncology and immunology. The key elements of our strategy to achieve this goal are to:

●	Advance the clinical development of intranasally-administered Foralumab for treatment of neurodegenerative diseases, particularly SPMS, and potentially including Alzheimer’s Disease, ALS and intracerebral hemorrhage (hemorrhagic stroke). Tiziana will continue to supply foralumab for intranasal treatment of up to 10 EA patients at Brigham and Women’s Hospital and initiated a multisite Phase 2 trial for treatment of SPMS patients in Q3 2023.

The following programs have been deprioritised to focus Tiziana’s clinical development efforts on intranasal foralumab for treatment of SPMS and other neurodegenerative disease.

●	Development of our product candidate, TZLS-501, a fully human mAb targeting the IL-6 receptor (a biological mAb which may control the proteins involved in cell signaling relevant to many inflammatory diseases and cancers), for treatment of inflammatory and oncology indications especially SSc-ILD. Additional cGMP manufacturing and IND-enabling GLP safety toxicology studies in Cynomolgus monkeys, have been completed evaluation/qualification of hand-held nebulizers for pulmonary administration of TZLS-501 for SSc-ILD treatment have been completed.

●	Clinical development and obtain regulatory approval for our lead oncology product candidate, Milciclib, as a combination therapy for the treatment of refractory solid tumors (being cancers which are non-responsive or become resistant to treatment), especially NSCLC. An IND was filed on December 15, 2022. The IND was withdrawn in January 2023 to refocus clinical activities on use of foralumab for treatment of neurodegenerative diseases.

The following activities will continue to be pursued aggressively:

●	Continue development of platform drug delivery technologies that provide competitive advantage over existing approved products, e.g. inhalation delivery and nasal delivery of mAbs.

●	Continue to leverage relationships with key opinion leaders to promote clinical trial success and enhance future commercialization.

●	Opportunistically identify and acquire or in-license complimentary product and technology candidates.

●	Seek orphan drug, fast track or breakthrough designation for our product candidates where warranted.

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

On November 23, 2022, Tiziana announced publication of a scientific article in the peer-reviewed journal Frontiers in Immunology entitled “Nasal administration of anti-CD3 monoclonal antibody modulates effector CD8+ T cell function and induces a regulatory response in T cells in human subjects” . The study was completed by researchers at the Brigham and Womens Hospital (BWH) and Harvard Medical School. The goal of the study was to assess safety and the immune effects of an entirely human, previously uncharacterized nasal anti-CD3 mAb (foralumab) in humans and it’s in vitro stimulatory properties. The findings support Tiziana’s intranasal foralumab platform as a new modality for the treatment of autoimmune and CNS diseases.

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

On January 5, 2024, Tiziana announced the filing of a new patent application relating to composition and methods for combining GLP-1ra and foralumab, a fully human anti-CD3 antibody, to achieve further reductions in systemic and vascular inflammation associated with Type 2 Diabetes (T2D) and also in a separate population of patients with non T2D obesity.

On January 8, 2024, Tiziana announced that positive findings had been seen in a total of six out of eight Intermediate Size Patient Population Expanded Access (EA) patients. These patients had shown improvements in fatigue scores measured by the Modified Fatigue Impact Scale (MFIS). PET scan findings showing a reduction in microglial activation were also seen in the six patients with MFIS score improvement at the three-month evaluation period.

On April 18, 2024, Tiziana announced a platform presentation titled, “Treatment of PIRA with Nasal Foralumab Dampens Microglial Activation and Stabilizes Clinical Progression in Non-Active Secondary Progressive MS” at the Annual Meeting of the American Academy of Neurology in Denver, Colorado. The presentation included new, encouraging quantitative imaging data from foralumab’s intermediate-size patient population Expanded Access Program. In the presentation, foralumab, a fully human anti-CD3 monoclonal-antibody showed the attenuation of microglial activation in patients with non-active secondary progressive multiple sclerosis (na-SPMS) based on positron emission tomography (PET) imaging and disease stabilization in na-SPMS patients with disease progression independent of relapse (PIRA).

The oral presentation, delivered by Tarun Singhal, M.B.B.S., M.D., Director of the PET Imaging Program in Neurologic Diseases at Brigham and Women’s Hospital, a founding member of Mass General Brigham Healthcare System, and Associate Professor of Neurology at Harvard Medical School, assessed the effect of intranasal foralumab on microglial activation in na-SPMS patients with PIRA as measured by positron emission tomography (PET) imaging via [F-18]PBR06-PET, a novel, long-half-life ligand used in PET scanning. The study is designed to be open-label and part of the Expanded-Access Program evaluating foralumab in na-SPMS patients that is currently underway.

Five of six patients (83%, 95% confidence interval 44%-97%) showed a qualitative reduction on [F-18]PBR06-PET in multiple brain regions after both 3 and 6 months of nasal foralumab treatment, which implies that there is in vivo evidence for reduced microglial activation and neuroinflammation following treatment with nasal foralumab. White matter z-scores (a measure of abnormally increased neuroinflammation) were reduced by 26-36% in the foralumab-treated group at 3 and 6 months, which was >4-5-times higher compared to 6% variability in the test-retest group. Clinically, foralumab-treated patients demonstrated a stable EDSS and improvement in the Modified Fatigue Impact Scale (MFIS). Reduction in fatigue as measured by the MFIS is clinically relevant to the lives of na-SPMS patients and will be a key monitoring parameter moving forward.

Nasal foralumab attenuated microglial activation in na-SPMS patients with PIRA at 3 and 6 months, as evaluated by [F-18]PBR06-PET and was associated with clinical symptom stability. Based on these positive results, a double-blind, placebo-controlled, dose-ranging study of nasal-foralumab in na-SPMS with [F-18]PBR06-PET as a primary endpoint with measures of EDSS and MFIS is underway. This trial (NCT06292923) is important because if the potential to slow disease progression is demonstrated this would align with early treatment intervention.

On April 22,2024, Tiziana announced additional positive clinical results from its intermediate sized Expanded Access Program (EAP) for non-active secondary progressive multiple sclerosis (na-SPMS) patients. The data demonstrated multiple improvements in foralumab-treated patients, with 70% showing an improvement in fatigue after six months of follow-up. Fatigue is a debilitating symptom for many MS patients and is measured by the Modified Fatigue Impact Scale (MFIS).

All patients in the na-SPMS study had previously clinically progressed on ocrelizumab. They subsequently were enrolled in our EA program and received 6-months of intranasal foralumab. All 10 foralumab-treated patients stabilized or improved in key clinical measures, and seven showed clinical meaningful improvement in their fatigue at six months as measured by the MFIS. Other key clinical outcome measures included the Expanded Disability Status Scale (EDSS), Timed 25-Foot Walk Test (T25WT) and Pyramidal Scores in a disease state that typically shows a decline in function over time.

The findings, which are summarized in the table below, show broad-based six-month improvements across various key measures for multiple sclerosis. Secondary progressive multiple sclerosis is hallmarked by an increase of disability over time. The table below shows a stabilization or an improvement in physical function of the various clinical measures over a six-month period.

On April 23, 2024, Tiziana also announced that the U.S. Food and Drug Administration (FDA) had allowed its intranasal foralumab non-active Secondary Progressive Multiple Sclerosis (na-SPMS) Expanded Access (EA) Program to expand from 10 patients to a total of 30 patients.

Up until April, of the 10 participating patients, two patients had been dosed for more than one year and eight additional patients had been dosed for six months, all without serious side effects. All patients had either stabilized or improved on treatment with foralumab, and no patients have declined in key clinical measures. Additionally, 70% of these patients had seen a measurable improvement in fatigue. These data were the first to combine PET imaging with a novel ligand, immune-biomarkers, clinical measures and comprehensive safety data endpoints in patients receiving long-term intranasal foralumab. Patients not eligible for the Phase 2a trial may now be considered for this expanded EA program.

On April 25, 2024, Tiziana also announced for the first time, quantitative data showing improvement in White Matter Z-scores measured from PET images taken at 3 months in nasal foralumab treated patients with non-active secondary progressive multiple sclerosis (na-SPMS). White Matter Z-scores are a statistical measure used in neuroimaging studies to assess the integrity or abnormalities in structures of the brain.

Tarun Singhal, MBBS, M.D., Director of PET Imaging Program in Neurologic Diseases at Brigham and Women’s Hospital, a founding member of Mass General Brigham Healthcare System, and Associate Professor of Neurology at Harvard Medical School, presented at the American Academy of Neurology annual meeting, for the first time, quantitative [F18]PBR06-PET data showing the dampening of microglial activation, an indicator of brain inflammation, in patients with non-active Secondary Progressive Multiple Sclerosis (na-SPMS) receiving intranasal foralumab. These data came from the open-label intermediate-sized patient population Expanded Access (ISPPEA) program. We calculated White Matter Z-scores to measure the effect of intranasal foralumab on microglial activation at baseline and then after foralumab treatment for three months. We saw reductions of 28% to 48%, indicating improvement in 5 out of 6 patients, and a 36% median reduction in White Matter Z-scores compared to baseline (see Figure 1). A peer-reviewed journal has published our recent work with newer [F18]PBR06-PET quantitation approaches.https://journals.lww.com/nuclearmed/fulltext/9900/glial_activity_load_on_pet_reveals_persistent.1077.aspx

*	EA5 showed a worsening in their White Matter Z-Score at 3-months during a pseudoexacerbation with trigeminal neuralgia.

On June 6, 2024, Tiziana announced the qualitative results for all 10 non-active Secondary Progressive Multiple Sclerosis (na-SPMS) patients enrolled in the intermediate-size patient population Expanded Access (EA) Program receiving foralumab for at least six months. Qualitative improvements in PET imaging were seen in 80% of non-active Secondary Progressive Multiple Sclerosis (na-SPMS) Expanded Access patients receiving intranasal foralumab for at least 6-months.

The Company plans to continue treatment of EA SPMS patients at Brigham and Women’s Hospital and continue evaluation of foralumab treatment.

Phase 2a Clinical Trial of Nasally-Administered Foralumab for Treatment of Secondary Progressive Multiple Sclerosis

A multisite Phase 2a study evaluating intranasal foralumab for treatment of SPMS was initiated on September 26, 2023 by holding the first investigator’s meeting. This is a double-blinded, placebo-controlled study of two (2) doses of foralumab nasal solution (50 µg and 100 µg) delivered intranasally compared to placebo, administered in non-active secondary progressive MS patients who are continuing to deteriorate despite standard of care therapy. The first patient was dosed on December 19, 2023. Topline results are anticipated by Q4 2025.

On July 24, 2024, Tiziana announced the U.S. Food and Drug Administration (FDA) had granted Fast Track designation for its intranasal formulation of foralumab, a fully human anti-CD3 monoclonal antibody, for the treatment of non-active Secondary Progressive Multiple Sclerosis (na-SPMS). The Fast Track designation is a significant milestone, providing an expedited review process and increased interaction with the FDA. This designation is intended to facilitate the development of and expedite the review of drugs that treat serious conditions and fill an unmet medical need. Only four Fast Track designations have been granted in 2024 by FDA’s Center for Drug Evaluation and Research as of March 31, 2024.

On December 4, 2024, Tiziana announced the expansion of our Phase 2 clinical trial evaluating intranasal foralumab for non-active secondary progressive multiple sclerosis (SPMS). The trial sites include esteemed institutions across the Northeast of the United States. The additional trial sites include: Yale University, Johns Hopkins University, Cornell University, University at Buffalo (SUNY), University of Massachusetts (UMass), and Thomas Jefferson University. The Company Sponsored Investigators’ Meeting was held on December 13, 2024.

Alzheimer’s Disease

Emerging evidence suggests that dysregulation of neuroinflammation, particularly that orchestrated by microglia, plays a significant role in the pathogenesis of Alzheimer’s disease (AD). Danger signals including dead neurons, dystrophic axons, phosphorylated tau, and amyloid plaques alter the functional phenotype of microglia from a homeostatic (M0) to a neurodegenerative or disease-associated phenotype, which in turn drives neuroinflammation and promotes disease. Thus, therapies that target microglia activation constitute a unique approach for treating AD. Here, we report that nasally administered anti-CD3 monoclonal antibody in the 3xTg AD mouse model reduced microglial activation and improved cognition independent of amyloid beta deposition. In addition, gene expression analysis demonstrated decreased oxidative stress, increased axogenesis and synaptic organization, and metabolic changes in the hippocampus and cortex of nasal anti-CD3 treated animals. The beneficial effect of nasal anti-CD3 was associated with the accumulation of T cells in the brain where they were in close contact with microglial cells. Taken together, our findings identify nasal anti-CD3 as a unique form of immunotherapy to treat

Alzheimer’s disease independent of amyloid beta targeting.

Alzheimer’s disease (AD) is a neurodegenerative disease characterized by amyloid plaques, neurofibrillary tangles, and microglial activation. Therapies targeting amyloid beta have shown positive effects in subjects with AD. Nasal anti-CD3 has been shown to treat animals with a progressive form of experimental autoimmune encephalomyelitis, a model for multiple sclerosis, by inducing regulatory T cells that dampen microglial inflammation in the brain. Here, we show that nasal anti-CD3 also ameliorates disease in a murine model of AD by targeting microglial activation in the brain independent of amyloid beta deposition. These studies identify a unique approach to treat Alzheimer’s disease that could also be given in combination with anti-amyloid therapy. Reference: https://www.pnas.org/doi/full/10.1073/pnas.2309221120

ARIA

Preclinical studies suggest possible benefit in preventing and treating Amyloid-related imaging abnormalities (ARIA). Amyloid refers to beta-amyloid, a protein that forms plaques in the brains of individuals with Alzheimer’s disease. ARIA refers to abnormalities that can be detected through neuroimaging techniques, such as magnetic resonance imaging (MRI) or positron emission tomography (PET). These abnormalities are associated with the accumulation of amyloid in the brain.

There are two main types of ARIA:

ARIA-E (Edema): This type is characterized by the presence of fluid (edema) in the brain, and it is a potential side effect associated with some experimental drugs that target beta-amyloid. ARIA-E is monitored closely in clinical trials, as it may require adjustments to the dosage or discontinuation of the drug.

ARIA-H (Hemorrhage): This type involves the presence of microhemorrhages or small bleeds in the brain. Like ARIA-E, ARIA-H is closely monitored in clinical trials.

These imaging abnormalities are important considerations in the development of drugs aimed at reducing or removing beta-amyloid in the brain as a potential treatment for Alzheimer’s disease. Researchers and clinicians carefully evaluate the occurrence of ARIA to better understand the safety and efficacy of experimental treatments.

Treatment of Expanded Access Moderate Alzheiner’s Patient at Brigham and Women’s Hospital (Boston) with Nasally-Administered Foralumab

In June 2024, Tiziana announced that the U.S. Food and Drug Administration (FDA) had allowed intranasal foralumab to be used under an Expanded Access (EA) IND in its first patient with moderate Alzheimer’s disease. Expanded access IND’s provide a pathway for patients to gain access to investigational drugs, biologics, and medical devices used to diagnose, monitor, or treat patients with serious diseases or conditions for which there are no comparable or satisfactory therapy options available outside of clinical trials.

On December 17, 2024, Tiziana announced a significant milestone in our clinical development program for Alzheimer’s disease. We successfully dosed the first patient with moderate Alzheimer’s disease using intranasal foralumab at Brigham and Women’s Hospital in Boston, Massachusetts following on from their baseline PET scan.

Amyotrophic Lateral Sclerosis (ALS)

Phase 2a Clinical Trial of Nasally-Administered Foralumab for Treatment ALS

On November 19, 2024, Tiziana announced that its grant application to the ALS Association has been approved for funding. The grant is awarded as part of the Hoffman ALS Clinical Trial Awards Program and is titled “Modulation of ALS neuroinflammation by nasal anti-CD3 monoclonal Antibody”. The Association’s grant will fund a 20-patient clinical trial of two doses of Tiziana’s novel and patented therapeutic candidate, intranasal foralumab, aimed at evaluating the safety and early-stage parameters of disease improvement in Amyotrophic Lateral Sclerosis (ALS), also known as Lou Gehrig’s disease.

ALS is a progressive neurodegenerative disease that affects nerve cells in the brain and the spinal cord, ultimately leading to muscle weakness and paralysis. ALS is an orphan disease, but its clinical course can be rapid with marked disability even at an early stage. Over the course of the disease, people lose the ability to move, to speak, and eventually, to breathe. The disease is always fatal, usually within five years of diagnosis. Few treatment options exist, resulting in a high unmet need for new therapies to address functional deficits and disease progression.

Tiziana has filed an Investigational New Drug (IND) application to the U.S. Food and Drug Administration (FDA) for a phase 2 clinical trial in ALS. Upon FDA clearance of the IND application, Tiziana plans to commence a 20-patient clinical trial of two doses of Tiziana’s novel and patented therapeutic candidate, intranasal foralumab, aimed at evaluating the safety and early-stage parameters of disease improvement in Amyotrophic Lateral Sclerosis (ALS). The company remains dedicated to delivering innovative solutions that can potentially improve outcomes and quality of life for ALS patients worldwide.

Pre clinical results of Nasally-Administered Foralumab in combination with semaglutide

On January 5, 2024, Tiziana announced the filing of a new patent application relating to composition and methods for combining GLP-1ra and foralumab, a fully human anti-CD3 antibody, to achieve further reductions in systemic and vascular inflammation associated with Type 2 Diabetes (T2D) and also in a separate population of patients with non T2D obesity.

On October 30, 2024, Tiziana announced positive results demonstrating the anti-inflammatory potential of our anti-CD3 antibody (foralumab) in combination with semaglutide, a GLP-1 agonist marketed by Novo Nordisk (NYSE: NVO) under the brand names Ozempic and Wegovy. The data show that the combination of nasal anti-CD3 plus semaglutide improves liver homeostasis and reduces inflammation in models of diet-induced obesity (DIO), providing a potential novel approach to combat obesity-related inflammation, and liver inflammation and dysfunction.

Key Points:

●	Nasal anti-CD3 in combination with semaglutide demonstrates synergistic effects in promoting liver homeostasis in preclinical models of diet-induced obesity.

●	The combination significantly reduces inflammation markers, a key factor in obesity-related metabolic disorders.

Figure: Nasal anti-CD3 with Low and High Dose semaglutide promote Liver Homeostasis in DIO

In the figure above, the far-right column shows the explanted liver and histology of that liver at two magnifications for a mouse fed a low-fat chow “normal” diet (“lean mouse”). The dark and smaller liver on the right is a typical healthy liver from a lean mouse. All the mice under the gray bar in the figure were fed a high fat chow (“HFD”) resulting in diet induced obesity. As the columns outlined by red boxes demonstrate, administration of the combination of nasal anti-CD3 and semaglutide had livers that looked more like the liver from the lean mouse. The HFD mice given low dose or high dose semaglutide alone had enlarged fatty livers that were more similar to the HFD control.

In humans, nasal foralumab modulates immune responses by inducing regulatory-type T cells. semaglutide is an effective therapy for obesity and Type 2 diabetes, known for its role in enhancing insulin sensitivity and reducing body weight.

This study, conducted by Dr Howard Weiner and Selma Boulenouar PhD, and a research team at Brigham and Women’s Hospital, Boston, Massachusetts, demonstrates that nasal anti-CD3 in combination with Semaglutide, helps restore liver homeostasis in diet induced obesity models where liver dysfunction and inflammation are prominent. The combination therapy led to marked reductions in pro-inflammatory cytokines and significant improvements in liver markers associated with metabolic regulation. This suggests a dual benefit in both managing obesity and preventing its associated inflammation-related complications.

We scaled back our focus on Milciclib in 2024, for which we had in-licensed the intellectual property from Nerviano Medical Sciences S.r.l., or Nerviano, in January 2015, as a potential treatment for pan KRAS mutations in NSCLC patients in order to focus our resources on Foralumab.

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

Originally TZLS-501 clinical development was intended for treatment of “cytokine storm”-induced lung damage in COVID-19 patients by aerosol delivery to lung, however, with the increasing number of effective therapies and vaccines now available for COVID patients the Company decided to refocus TZLS-501 development for SSc-ILD indication.

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

As of April 11, 2025, our intellectual property portfolio was made up as follows:

Family	Subject	Priority	Status	Expires	Jurisdiction
Foralumab TZLS-401	Methods of use (autoimmune or inflammatory diseases and disorders)	2004	Issued	2025	Issued: Australia, Canada, China, Hong Kong, Israel, Japan, Mexico, Norway, Singapore, South Africa, Ukraine, Armenia, Austria, Azerbaijan, Belgium, Belarus, Switzerland, Germany, Denmark, Spain, France, United Kingdom, Ireland, Italy, Kyrgyzstan, Kazakhstan, Luxembourg, Moldova, Netherlands, Norway, Portugal, Russian Federation, Sweden, Tajikistan, and Turkmenistan
	Composition and methods of use	2004	Issued/pending	2025

Issued: Australia, Armenia, Azerbaijan, Belarus, Brazil, Canada, China, Austria, Denmark, France, Germany, Hong Kong, India, Israel, Italy, Japan, Kazakhstan, Kyrgyzstan, Mexico, Moldova, Netherlands, Norway, Republic of Korea, Russian Federation, Singapore, South Africa, Spain, Switzerland, Tajikistan, Turkmenistan, U.S. United Kingdom, and Ukraine;

Pending: US.

	Formulations and dosing regimen	2016	Issued/pending	2037	Issued: United States,Europe, Australia, China, Japan, Israel
	Methods of use (CNS disorders)	2017	Pending	2038	Issued: Japan Pending: Canada, Europe, Japan, United States
	Methods of use (CAR-T therapies)	2020	Pending	2041	Pending: United States, Australia, Canada, China, Europe, Israel, Japan

Family	Subject	Priority	Status	Expires	Jurisdiction
Foralumab TZLS-401	Methods of use (coronavirus)	2020	Pending	2041	Pending: United States, Australia, Canada, China, Europe, Israel, Japan, Hong Kong
	Method of administering foralumab by subcutaneous injection	2021	Pending	2042	Pending: United States, Europe
	Nasal formulations of foralumab	2022	Pending	2043	Pending: United States, Australia, Canada, Europe, Japan
	Foralumab in combination with GLP-1 agonists for treatment of obsesity	2023	Pending	2044	Pending: PCT
	Foralumab in combination with GLP-1 agonists for treatment of neurological conditions	2024	Pending	2045	Pending: U.S. Provisional
	Foralumab in combination with anti-amylpoid therapies	2025	Pending	2046	Pending: U.S. Provisional
	Methods of suppressing micrglial activation	2021	Pending	2042	Pending: United States, Australia, Canada, China, Europe, Israel, and Japan

Family	Subject	Priority	Status	Expires	Jurisdiction
Anti IL-6/IL-6R Antibody TZLS-501	Composition of matter and methods of use	2009	Issued	2029	Issued: United States, Austria, Australia, Belgium, Canada, China, Denmark, France, Germany, India, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, Netherlands, Spain, Sweden, Switzerland and United Kingdom
	Compositions of IL-6/IL-6R antibodies and methods of use thereof (coronavirus includes combinations with dactinomycin)	2020	Pending	2041	Pending: United States, Europe, Australia, Canada, China, Israel, Japan

Family	Subject	Priority	Status	Expires	Jurisdiction
Actinomycin D	Use of Actinomycin D in the treatment of acute myeloid leukemia	2015	Isued	2036	United States, Europe, Japan, Australia, Canada
		2016	Issued/pending	2037	United States (2), Australia, Japan (2) Pending: Europe, Canada

We have rights to a patent family that discloses methods of using Foralumab, licensed from NovImmune S.A. (which is further described below). This patent family includes one granted European patent and one granted Eurasian patent. This patent family also includes granted patents in Australia, Canada, China, Hong Kong, Israel, Japan, Mexico, Singapore, and South Africa. The patents in this family will expire in April 2025, excluding any patent term extensions available in several jurisdictions, such as Europe.

We also have rights to a patent family that discloses the Foralumab compound and methods of using the compound also licensed from NovImmune S.A. This patent family comprises four granted U.S. patents, one granted European patent, and one granted Eurasian patent. This patent family also includes granted patents in Australia, Brazil, Canada, China, Hong Kong, India, Israel, Japan, Mexico, Republic of Korea, Singapore, and South Africa. An application is pending in the U.S. The patents in this family will expire in June 2025, excluding any patent term adjustment in the U.S. and patent term extensions available in the U.S. and several other jurisdictions, such as Europe.

We have rights to a patent family that discloses formulations of Foralumab and dosing regimens for treating various disorders. This patent family has an issued patent in the U.S., issued patents in Australia, Europe, China, Israel and Japan, and applications pending in the U.S., Australia, Canada, China, Europe, Israel, Hong Kong, and Japan. The patents in this family will expire in August 2037, excluding any patent term adjustment and patent term extensions available in the U.S. and several other jurisdictions.

We have rights to a patent family that discloses methods of using Foralumab for treating central nervous system (CNS) disorders, licensed from Brigham and Women’s Hospital, Inc. (which is further described below). This patent family comprises an issued patent in Japan and has applications pending in Canada, Europe, Japan, and the United States that, if issued as patents, will expire in June 2038, excluding any patent term adjustment and patent term extensions available in the U.S. and several other jurisdictions.

We have rights to a patent family that discloses methods of using Foralumab for microglial activation, which is co-owned with Brigham and Women’s Hospital Inc. This patent family has pending applications in the U.S. and in Australia, Canada, China, Europe, Israel, and Japan. The patent applications in this family, if issued as patents, will expire in 2042, excluding any patent term adjustment and patent term extensions available in the U.S. and several other jurisdictions.

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

We also have rights to a patent family that discloses methods of administering Foralumab subcutaneously for the treatment of various diseases. This family has pending applications in the U.S. and Europe. Any patents issued in this family will expire in April 2042, excluding any patent term adjustment and patent term extensions available in the U.S. and several other jurisdictions.

We also have rights to a patent family that discloses nasal formulations of Foralumab for the treatment of various diseases. This patent family has pending applications in the U.S. and in Australia, Canada, Europe, and Japan. Any patents issued in this family will expire in 2043, excluding any patent term adjustment and patent term extensions available in the U.S. and several other jurisdictions.

We have rights to a patent family that discloses compositions and methods of using TZLS-501 to treat various disorders, licensed from NovImmune S.A. This patent family includes six granted U.S. patents, one granted European patent, and granted patents in Australia, Canada, China, India, Israel, Japan, and Mexico. The patents in this family will expire in May 2029, excluding any patent term extensions available in several jurisdictions, such as Europe.

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

The second ActD family covers nanoparticle formulations of ActD and the use of the same in the treatment of acute myeloid leukemia and myelodysplastic syndrome. In this family, there are two granted patents each in the U.S. and Japan, another granted patent in Australia, and pending applications in Europe and Canada. The patents and patent applications in this family, if issued as patents, will expire in September 2037, excluding any patent term adjustment and patent term extension in the U.S. and similar regulatory extensions available in several other jurisdictions, such as Europe.

We also have rights to a PCT application that discloses methods of using Foralumab in combination with GLP-1 agonists for the treatment of obesity, which is co-owned with Brigham and Women’s Hospital Inc. The patent applications in this family, if issued as patents, will expire in 2044, excluding any patent term adjustment and patent term extensions available in the U.S. and several other jurisdictions.

We also have rights to a provisional patent application that discloses methods of using Foralumab in combination with GLP-1 agonists for the treatment of various neurological conditions, which is co-owned with Brigham and Women’s Hospital Inc. The patent applications in this family, if issued as patents, will expire in 2045, excluding any patent term adjustment and patent term extensions available in the U.S. and several other jurisdictions.

We also have rights to a provisional patent application that discloses methods of using Foralumab in combination with anti-amyloid therapies, which is co-owned with Brigham and Women’s Hospital Inc. The patent applications in this family, if issued as patents, will expire in 2046, excluding any patent term adjustment and patent term extensions available in the U.S. and several other jurisdictions.

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

Material Agreements

Nerviano Agreement

In January 2015, we entered into an agreement with Nerviano, or the Nerviano Agreement, pursuant to which we obtained a worldwide, exclusive license to patents owned or controlled by Nerviano, or the Nerviano License to develop and commercialize products and services incorporating Milciclib as an active ingredient, and any product or service controlled or owned by Nerviano that is used to diagnose or assess responsiveness to Milciclib therapy or dosage. The Nerviano License confers the right on us to grant sub-licenses, and otherwise to employ third party manufacturers and distributors to produce and sell licensed products and services.

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

We exercised the Nerviano Option on 10 November 2023 being after the fifth anniversary of the Nerviano Agreement and on grounds that a successful completion of a Phase 2 trial for HCC or breast cancer with a licensed product or service, where such successful conclusion renders the licensed product or service eligible for entry into a Phase 3 trial with no further clinical study had not been achieved.

The exercise of the Nerviano Option effectively allowed us to recover the Consideration Shares, which we now hold in treasury. We remain in the process of returning drug product and intellectual property and data relating to Milciclib to Nerviano.

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

Location	Tenure	Principal Use	Size
14-15 Conduit Street London W1S 2XJ, United Kingdom	2-year Lease	Principal Office	821 square feet

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

Overview

For a description of business highlights in 2024, please refer to “Item 4B. Information on the Company—Business Overview”.

We scaled back our focus on Milciclib in 2024, for which we in-licensed the intellectual property from Nerviano Medical Sciences S.r.l., or Nerviano, in January 2015, as a potential treatment for pan KRAS mutations in NSCLC patients in order to focus our resources on Foralumab.

Since our inception in March 2014, we have devoted substantially all our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of ordinary shares. Through December 31, 2024, we had received net cash proceeds of $123.2m from sales of our ordinary shares, issuance of convertible loans, short term loans, options and warrants.

Since our inception, we have incurred operating losses. Our net loss after taxation was $12.0m for the year ended December 31, 2024, $17.5m for the year ended December 31, 2023 and $15.4m for the year ended December 31, 2022 respectively. As of December 31, 2024, we had cash and cash equivalents of $3.7m.

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

The table below summarizes our R&D expenses incurred by program:

	Year ended December 31,
	2024	2023	2022	2021
	(in thousands)
Direct research and development expense by program:
Foralumab	$5,163	$7,570	$8,962	$3,372
Milciclib	197	80	111	1,175
TZLS-501	(176)	355	3,785	8,556
ACT-D	35	54	50	74
CAR-T	10	54	47	31
StemPrintER	-	-	-	-
Total direct research and development expense	$5,229	$8,113	$12,955	$13,208
Indirect research and development expense	-	-	-	-
Total research and development expense	$5,229	$8,113	$12,955	$13,208

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

Comparison of Years Ended December 31, 2024 and 2023

The following tables summarizes our results of operations for the years ended December 31, 2024 and 2023:

	Year ended December 31,
	2024	2023	Change
	(in thousands)
Operating Expenses
Research and Development	(5,229)	(8,113)	2,884
Operating expenses	(10,565)	(9,871)	(694)
Realization bonus	-	-	-
Total operating expenses	(15,794)	(17,984)	2,190

Loss from operations	(15,794)	(17,984)	2,190

Other income/(expense):
Finance Income/(expense)	814	1,144	(330)
FV Loss on Investment	(1,766)	(402)	(1,364)
Other income	-	-	-
Total other income/(expense)	(952)	742	(1,694)

Loss from operations before income taxes	(16,746)	(17,242)	496

Income tax credit	4,883	(449)	5,332

Loss for the year	(11,863)	(17,691)	5,680

Other Comprehensive loss:
Gain/(Loss) on currency translation	(72)	1,492	(1,564)

Comprehensive loss	(11,935)	(16,199)	4,117

Research and Development Expenses

Research and development activities were $5.2m for the year ended December 31, 2024 compared to $8.1m for the year ended December 31, 2023 a decrease of $2.9m. The decrease in cost is a result of the cessation of focus on IL6-R, and a reduction in expected license fee expenditure due to renegotiations with BMS.

General and Administrative Expenses

Operating expenses were $10.6m for the year ended December 31, 2024 as compared to $9.8m for the year ended December 31, 2023, an increase of $0.7m. The increase in operating expenses is a result of an increase in payroll and consulting expenses.

Other Income/(expense), net

There was finance income during the year of $0.8m the year ended December 31, 2024 as compared to $1.1m for the year ended December 31, 2023, a decrease of $0.3m.

The total loss on FV of the investments increased by $1.3m from $1.7m the year ended December 31, 2024 as compared to $0.4m for the year ended December 31, 2023. There was a loss of $0.2m due to a change in fair value of the company’s investment in Accustem Sciences Inc., a related party. The share price for 1.3m shares on December 31, 2024, was $0.45 per share compared to the share price on December 31, 2023 of $0.63. There was a net loss of $1.1m due to a change in fair value of the company’s investment in Okyo Pharma Ltd., a related party. The share price for 2.1m shares on December 31, 2024, was $1.15 per share compared to the share price on December 31, 2023 of $1.77 per share, resulting in a loss on fair value of $1.3m. An additional 500,000 shares in OKYO were issued in lieu of interest during the year for a gain of $0.2m.

Income Tax Credit

R&D tax income for 2022 and 2023 was recognized and received in the year ended December 31, 2024.

Comparison of Years Ended December 31, 2023 and 2022

The following tables summarizes our results of operations for the years ended December 31, 2021 and 2022:

	Year Ended December 31,
	2023	2022	Change
	(in thousands)
Operating Expenses:
Research and development	$(8,113)	$(12,955)	$4,842
General and administrative	$(9,871)	$(1,638)	$(8,233)
Realization bonus	-	-	-
Impairment of asset	-	-	-
Disposal of Intellectual Property	-	-	-
Total Operating Expenses	$(17,984)	$(14,593)	$(3,391)

Other Income/ (Expense)	1,144	33	1,111
Finance Income/(Expense)	(402)	(844)	442
Tax credit	(449)	-	(449)

Net Loss	$(17,691)	$(15,404)	$(2,287)

Other comprehensive loss:
Foreign currency translation adjustment	1,492	(3,582)	5074

Total Comprehensive (Loss)	$(16,199)	$(18,986)	$2,787

Research and Development Expenses

Research and development activities were $8.1m for the year ended December 31, 2023 compared to $12.9m for the year ended December 31, 2022 a decrease of $4.8m. The decrease in cost is a result of focused expenditure on initiating a Phase 2 trial for foralumab in patients with non-active secondary progressive multiple sclerosis and developing and initiating the open label expanded access program in the same indication, offset by the absence of manufacturing costs on TZLS-501.

General and Administrative Expenses

Operating expenses were $9.8m for the year ended December 31, 2023 as compared $1.6m for the year ended December 31, 2022, an increase of $8.2m. The increase in operating expenses is a result of an increase in option related expenses of $2m due to a large number of forfeitures in 2022, an increase in public relation and investor relations expense of $1.0m, an increase in travel expenses of $0.3m, an increase in directors fees due to additional fees and a bonus to the chairman of $0.2m and a $4.7m net loss due to unfavorable foreign exchange movements.

Other income/(expense)

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

Income Tax Credit

A R&D tax expense was recognized for the year ended December 31, 2023 as the provisions for 2021 and 2023 were adjusted in accordance with HMRC guidance.

B. Liquidity and Capital Resources

Since our inception, we have not generated any revenue and have incurred operating losses and negative cash flows from our operations. We have funded our operations to date primarily with proceeds from the sale of ordinary shares, American Depository Shares, or ADSs, and convertible loan notes.

As of December 31, 2024, we had cash and cash equivalents of $3.72m.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended December 31,
	2024	2023	2022
Net cash used in operating activities	$(1,526)	(15,698)	$(19,615)
Net cash used in investing activities	(71)	(1,253)	(3,996)
Net cash provided by/ (used in) financing activities	4,505	40	(55)
Effect of exchange rate changes on cash and cash equivalents	(367)	(28)	(398)

Net (decrease)/increase in cash and cash equivalents	$2,541	(16,939)	$(24,064)

Net Cash Used in Operating Activities

Our use of cash in each of the years ended December 31, 2024, and 2023, resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $1.5 m during the year ended December 31, 2024 decreased by $14.2m compared to the year ended December 31, 2023.

Our use of cash in each of the years ended December 31, 2023, and 2022, resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $15.7 m during the year ended December 31, 2023 decreased by $3.9 m compared to the year ended December 31, 2022.

Net Cash Used in Investing Activities

During the year ended December 31, 2024, we used $0.07m in cash in investing activities. The Company spent $0.05m on a share buyback scheme and $0.02m purchasing fixed assets.

During the year ended December 31, 2023, we used $1.3m of cash in investing activities. The Company spent $1m investing in a related party, Okyo Pharma Ltd. where the company’s loan was converted into 2,100,000 shares of OKYO for $1.5 a share, and $0.3m on a share buyback scheme.

Net Cash Provided by/ (used in) Financing Activities

During the year ended December 31, 2024, $4.52m was provided by fundraising activities and $0.14m was used in the repayment of lease expenses. There was $0.10m consisting of net proceeds for the exercise of options.

During the year ended December 31, 2023 $0.12m was used in the repayment of lease expenses. There was $0.14m consisting of net proceeds for the exercise of warrants.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments and obligations as of December 31, 2024 and 2023.

As at December 31, 2024

(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	$-	$-	$-	$-
Operating lease obligations	106	106	-	-
Total	$106	$106	$-	$-

As at December 31, 2023

(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	$-	$-	$-	$-
Operating lease obligations	259	148	111	-
Total	$259	$148	$111	$-

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors as of March 31, 2025.

Name	Age	Position
Gabriele Marco Antonio Cerrone MBA (2)	53	Executive Chairman
Ivor Elrifi	64	Executive director and Chief Executive Officer
Willy Simon (1,2,3)	73	Non-Executive Director
John Brancaccio (1), (3)	77	Non-Executive Director

(1)	Remuneration Committee member

(2)	Nominating Committee member

(3)	Audit Committee member

The following table sets forth information regarding our senior managers as of March 31, 2025:

Name	Position
Ivor Elrifi	Chief Executive Officer
Keeren Shah	Chief Financial Officer and Chief Operating Officer
William Clementi	Chief Development Officer

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

Ivor Elrifi – Executive Director and Chief Executive Officer

Ivor Elrifi serves as our Chief Executive Officer and Executive Director. Mr Elrifi was formerly the global head of the Patent Group at Cooley since 2014 and before that the global head of Patents at Mintz Levin from 1999 – 2014. He has counseled companies in various key industries, including pharmaceutical, biotechnology, life sciences and medical device companies, research institutions, universities, hospitals and governments throughout the world, particularly in the US and Europe. Ivor has guided clients in developing and implementing intellectual property strategies and in the prosecution, licensing and enforcement of patents. He has extensive experience in advising clients on strategic transactional work and regularly counsels’ clients with respect to investments, business development and mergers and acquisitions, including acquisition transactions involving Novartis, Eli Lilly, Biogen and Astellas.

He has received various awards throughout his career, including being named an “LMG Life Sciences: Life Science Star,” and ranked nationally in Chambers USA since 2007. Elrifi earned his B.S. and Ph.D. in Biology from Queen’s University and his J.D. from Osgoode Hall Law School.

Keeren Shah – Chief Financial Officer and Chief Operating Officer

Keeren Shah serves as our Chief Financial Officer and Chief Operating Officer. Ms Shah is also the CFO of OKYO Pharma Ltd, Accustem Sciences Limited, and Rasna Therapeutics Inc. She joined the Company in 2016 as Group Financial Controller, where she played a pivotal role in strengthening financial governance and operational efficiency across multiple businesses until her promotion in 2020. Earlier in her career, she spent a decade at Visa, Inc., where she was a senior leader in the finance organization. There, she led transformative finance initiatives, contributed to the success of Visa’s landmark IPO, and oversaw critical FP&A and controller functions during a period of global expansion.

Ms Shah began her career in finance with roles at Arthur Andersen and BBC Worldwide, gaining diverse industry experience and sharpening her leadership skills. She holds a BA (Hons) in Economics and is a member of the Chartered Institute of Management Accountants.

William Clementi – Chief Development Officer

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

B. Compensation

Total Compensation for the Executive Chairman and Non-Executive Directors

The table below sets out the total remuneration received by the Executive Chairman and the Non-Executive Directors for the year ended December 31, 2024.

Name	Position	Fees earned or paid in cash ($000)	Bonus earned or paid in cash ($000) (2)	Options awarded ($000) (1)	Restricted Stock Units awarded ($000) (2)	Total ($000)
Gabriele Cerrone	Executive Chairman	673	1,180	901	-	2,754
Ivor Elrifi	Executive Director and Chief Executive Officer		131	-	4,578	4,709
Willy Simon	Non – Executive Director	58	-	95	-	153
John Brancaccio	Non – Executive Director	58	-	95	-	153

(1)	Represents the fair value of incentive stock options granted during the year to December 31, 2024 using an appropriate valuation model for computing stock-based compensation expense as of the date of grant.

(2)	Represents the fair value of restricted stock units granted during the year to December 31, 2024 using an appropriate valuation model for computing stock-based compensation expense as of the date of grant.

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

On 22nd April 2025, we entered into a new agreement which superseded the original consultancy agreement dated June 9, 2016 and the amended agreements dated October 9, 2020 and 21 October 2021. The duration of the consultancy agreement was fixed until December 31, 2030 and the fee increased to $500,000 per annum. All terms regarding the second realization bonus and the long term realization bonus remained the same.

 Mr Cerrone was awarded a stock allocation in 2024 to compensate for (i) additional salary of $300,000 to compensate him for a salary differential with other executive staff, covering the period from August 1, 2023 to 31 July 2024, and (ii) a one-off 2024 bonus of $100,000.

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

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards for our directors, executive officers, and non-executive directors, as of December 31, 2024:

Name	Ordinary Shares Underlying Options	Ordinary Shares Underlying RSU’s	Exercise Price Per Ordinary Share ($)	Grant Date	Expiration Date
Gabriele Cerrone	915,388	-	0.88	25/06/2014	25/06/2024
Gabriele Cerrone	1,629,702	-	0.70	06/05/2020	05/05/2028
Gabriele Cerrone	1,000,000	-	0.71	03/05/2024	03/05/2034

Ivor Elrifi	-	4,200,000	1.09		14/08/2034

Willy Simon	125,000	-	3.71	24/08/2020	24/08/2030
Willy Simon	75,000	-	0.57	14/03/2023	14/03/2033
Willy Simon	100,000	-	0.50	13/03/2024	13/03/2034
Willy Simon	100,000	-	1.09	14/08/2024	14/08/2034

John Brancaccio	125,000	-	3.71	24/08/2020	24/08/2030
John Brancaccio	75,000	-	0.57	14/03/2023	14/03/2033
John Brancaccio	100,000	-	0.50	13/03/2024	13/03/2034
John Brancaccio	100,000	-	1.09	14/08/2024	14/08/2034

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

Limitation on Claims. A UK Participant shall have no right to compensation or damages on account of any loss in respect of an Award where the loss arises (or is claimed to arise), in whole or in part, from termination of office or employment with, or notice to terminate office or employment given by or to, the Company or any Subsidiary. This exclusion of liability shall apply however termination of office or employment, or the giving of notice, is caused, and however compensation or damages are claimed. A UK Participant shall have no right to compensation or damages from the Company or any Subsidiary on account of any loss in respect of an Award where the loss arises (or is claimed to arise), in whole or in part, from any Change in Control, any company ceasing to be a Subsidiary or the transfer or any business from the Company or any Subsidiary to any other person.

Policies and Practices Regarding the Grant of Equity Awards

We do not schedule the grant of any equity awards in anticipation of the disclosure of material, non-public information and we do not schedule the disclosure of material, non-public information based on the timing of granting equity awards. We have not adopted a formal policy that dictates the timing of equity award grants. We may choose to grant equity awards outside of the annual broad-based awards (e.g., as part of a new hire package or as a retention or promotional incentive). Stock options may be granted only with an exercise price at or above the closing market price of our common stock on the date of grant. During 2024, no stock option grants were made to any of our NEOs during any period beginning four business days before the filing or furnishing of a periodic report or current report and ending one business day after the filing or furnishing of any such report with the SEC. We believe that our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

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

The Class of the members of the Board of Directors is as follows:

Name	Class	Year Current Term Began	Year Current Term Expires
Gabriele Cerrone	III	2023	2026
John Brancaccio	II	2022	2025
Willy Simon	III	2022	2025
Ivor Elrifi	II	2025	2027

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

Board Diversity Matrix (As of April 24, 2025)

Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0

D. Employees

As of December 31, 2024, we had 9 full time employees. Three of our employees were engaged in research and development and six employees were engaged in management, administration and finance. Five are located in England and four are located in the United States. None of our employees are members of labor unions. None of our employees are covered by a collective bargaining agreement.

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

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions.”

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 31, 2025 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and

●	each member of our board of directors and each of our executive officers.

The number of ordinary shares beneficially owned by each entity, person, board member, or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of March 31, 2025 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

	Number of Ordinary Shares Beneficially Owned
Name and address of beneficial owner	Shares	%
5% or Greater Shareholders:
Gabriele Cerrone(1)	42,037,143	35.98

Executive Officers and Directors:
Gabriele Cerrone(1)	42,037,143	35.98
Willy Simon(2)	79,083	*
John Brancaccio(2)	70,833	*
Ivor Elrifi	-	-

All directors and executive officers as a group (3 persons)(3)	42,187,059	36.06

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Mr. Gabriele Cerrone is the ultimate beneficial owner of ordinary shares through Planwise Group Limited and Panetta Partners Limited.

(2)	Includes 70,833 stock options which are currently exercisable or exercisable within 60 days of March 31, 2025

(3)	Includes 141,666 stock options which are currently exercisable or exercisable within 60 days of March 31, 2025

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

B. Significant Changes

See Note 25 of our consolidated financial statements at the end of this Annual Report for a description of the significant changes since December 31, 2024.

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

Although the Company is incorporated in Bermuda, as an exempted company it is classified as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on the Company’s ability to transfer funds into and out of Bermuda or to pay dividends in currency other than Bermuda Dollars to non-residents of Bermuda who are holders of our common shares.

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

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not believe we were a PFIC for our 2024 tax year and we do not expect to be a PFIC for our current taxable year. There can be no assurance that we will not be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status.

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

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Finance Director, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2023. Based on that evaluation, the Company’s Chief Executive Officer and the Company’s Finance Director have concluded that as of December 31, 2024, there were no material weaknesses in the Company’s internal control over financial reporting described below, the Company’s disclosure controls and procedures were effective.

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

Under the supervision and with the participation of management, the Company’s Chief Executive Officer and the Company’s Finance Director, the Company conducted an evaluation of the effectiveness of its internal control over financial over financial reporting based on the framework described in Internal Control-Integrated Framework issued by the Commission of Sponsoring Organizations of the Treadway Commission, as revised in 2013. Based on that evaluation, management has concluded that the Company did maintain effective internal control over financial reporting as of the period ended December 31, 2024 and no material weaknesses were identified.

Management has determined that the Company did maintain effective internal control over financial reporting as of the period ended December 31, 2024.

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

PKF Littlejohn LLP	Year Ending December 31,
	2024	2023
	(in thousands)
Audit fees	140	165
Other assurance services	20	25
Total	160	190

Mazars LLP	Year Ending December 31,
	2024	2023
	(in thousands)
Audit fees	-	-
Other assurance services	38	-
Total	38	-

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

ITEM 18: FINANCIAL STATEMENTS

See the Financial Statements beginning on page F-1.

ITEM 19: EXHIBITS

Exhibit No.	Description

1.1	Memorandum of Association of Tiziana Life Sciences Ltd, adopted as of October 20, 2021 (incorporated by reference to Exhibit 3.1 to Form 8-K12B filed on October 21, 2021).
1.2	Amended and restated bye-laws of Tiziana Life Sciences Ltd, adopted as of October 20, 2021 (incorporated by reference to Exhibit 3.2 to Form 8-K12B filed on October 21, 2021).
2.1	Description of Securities (Incorporated by reference to Exhibit 1.1 to Form 20-F filed on May 10, 2024)
4.2	License and Sublicence Agreement relating to CD3 (NI-0401) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2014. incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.3	License and Sublicence Agreement relating to IL-6r (NI-1201) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2016. (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.4	License Agreement relating to a novel formulation of Foralumab in a medical device for nasal administration between The Brigham and Women’s Hospital, Inc. and Tiziana Life Sciences plc, dated April 2018. (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.5	Annual Lease for 14-15 Conduit Street, London W1S 2XJ United Kingdom (incorporated by reference to Exhibit 4.5 to Form 20-F filed on April 26, 2023).
4.7	Tiziana Life Sciences plc Employee Share Option Plan, with Non-Employee Sub-Plan and US Sub-Plan, adopted by the Board on 23 March 2016 and approved by shareholders on June 30, 2016. (Incorporated by reference to Exhibit 4.7 to Form 20-F filed on April 4, 2019).
4.8	Amended and Restated Service Agreement dated July 11, 2019, between the Registrant and Dr. Kunwar Shailubhai (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to Form F-1 filed on September 20, 2019)
4.9	Form of Deed of Indemnity for board members. (Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.10	Tiziana Life Sciences Ltd 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Form 8-K12B filed on October 21, 2021).
8.1	List of Subsidiaries. (Incorporated by reference to Exhibit 8.1 to Form 20-F filed on May 23, 2022).
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.2*	Consent of PKF Littlejohn.
19.1*	Insider Trading Policy.
97	Clawback policy (Incorporated by reference to Exhibit 97.1 to Form 20-F filed on May 10, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed Herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Tiziana Life Sciences Ltd

By:	/s/ Ivor Elrifi
Ivor Elrifi
Chief Executive Officer

Date: May 6, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TIZIANA LIFE SCIENCES LTD

Consolidated Financial Statements and Notes to Financial Statements to be provided under separate cover.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Tiziana Life Sciences Ltd

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Balance Sheet  of Tiziana Life Sciences Ltd and its subsidiaries (the “Group”) as of December 31, 2024 and 2023 and the related Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Cash Flows and Consolidated Statements of Shareholders’ Equity  for each of the three years ended December 31, 2024 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023 and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Group are pre-revenue, and its business model requires significant ongoing expenditure on research and development. Management’s plans regarding these matters are also described in note 2. The forecast prepared by management indicates that the current cash held will be utilised by March 2026 without additional financing facilities in place. Management is currently pursuing a number of alternatives in order to raise sufficient funds, including deferred payment of existing liabilities, working capital cost reductions and arranging short-term and long-term funding. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: 1) relate to accounts or disclosures that are material to the financial statements and 2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate audit opinions on the critical audit matter or on the accounts or disclosures to which they relate.

We have identified one critical audit matter, being the going concern basis of preparation. The nature of the critical audit matter, together with our conclusion, is set out above in the going concern uncertainty paragraph. The Directors were required to exercise significant judgement in making their assessment as to whether it is appropriate to prepare the consolidated financial statements on a going concern basis and in preparing their related explanatory disclosures. As a result of the requirement for the Directors to exercise significant judgement, together with the pervasive impact of the going concern basis of preparation and the importance of the related explanatory disclosures, we have concluded that the going concern basis of preparation is a critical audit matter.

Our evaluation of the Directors’ assessment of the appropriateness of the going concern basis of preparation of these consolidated financial statements included, but was not limited to:

●	Undertaking an initial assessment at the planning stage of the audit to identify events or conditions that may cast significant doubt on the group’s ability to continue as a going concern;

●	Obtaining an understanding of the relevant controls relating to the Directors’ going concern assessment;

●	Reviewing the Directors’ going concern assessment, including the supporting cash flow projections to 31 May 2026;

●	Evaluating the key assumptions used and judgements applied to the Directors in forming their conclusions on going concern; and

Reviewing the appropriateness of the disclosures made by the Directors in the consolidated financial statements.

We have served as the Group’s auditor since 2022.

PKF Littlejohn LLP

London, England

May 6, 2025

TIZIANA LIFE SCIENCES LTD

Consolidated Balance Sheets

(In thousands)

		Year ended December 31,
	Notes	2024	2023
		$	$
ASSETS
Current assets:
Cash and cash equivalents		3,724	1,183
Prepayments and other receivables	12	145	223
Taxation receivable	12	32	3,793
Related party receivables	21	3,607	2,138
Total current assets		7,508	7,337
Non – Current Assets:
Property and equipment, net		16	10
Right of use asset	22	171	283
Investment in related party	19	3,589	4,554
Total non-current assets		3,776	4,847

Total assets		11,284	12,184

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Current liabilities:
Accounts payable and accrued expenses	18	7,230	6,387
Lease Liability	22	106	138
Other liabilities		12	14
Total current liabilities		7,348	6,539

Lease Liability (Non-Current)	22	-	109
Total liabilities		7,348	6,648

Shareholders’ Equity:
Called up share capital (111,462,617 shares are issued and outstanding; 2023:103,087,744)		111	103
Share premium	13	23,105	16,492
Share based payment reserve – Options		7,626	6,905
Share based payment reserve – warrants		25	-
Merger relief reserve	13	118,697	118,697
Treasury shares		-	(1,574)
RSU reserve		910	-
Shares to be issued reserve		-	225
Translation reserve		(1,707)	(1,636)
Retained earnings		(144,831)	(133,676)
Total shareholders’ equity		3,936	5,536
Total liabilities and shareholders’ equity		11,284	12,184

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES LTD

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except loss per share)

		Year ended December 31,
	Notes	2024	2023	2022
		$	$	$
Operating Expenses
Research and Development		(5,229)	(8,113)	(12,955)
Operating expenses		(10,565)	(9,871)	(1,631)
Total operating expenses		(15,794)	(17,984)	(14,586)

Loss from operations		(15,794)	(17,984)	(14,586)

Other income/(expense):
Finance (expense)/ income	9	814	1,144	(7)
FV Loss on Investment	9	(1,766)	(402)	(869)
Other income/(losses)	4	-	-	65
Total other income/(expense)		(952)	742	(811)

Loss from operations before income taxes		(16,746)	(17,242)	(15,397)

Income tax (expense)/credit		4,883	(449)	-

Loss for the year		(11,863)	(17,691)	(15,397)

Other Comprehensive loss:
Gain/(Loss) on currency translation		(72)	1,492	(3,582)

Comprehensive loss		(11,935)	(16,199)	(18,979)

Basic and diluted loss per share attributable to common shareholders		$(0.11)	$(0.17)	$(0.15)

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES LTD

Consolidated Statements of Shareholders’ Equity

(In thousands)

	Share Capital	Share Premium	Share Based Payment Reserve (Options)	Share Based Payment Reserve (warrants)	Merger Reserve	Treasury Shares	RSU Reserve	Retained Earnings	Shares to be issued Reserve	Translation Reserve	Total Equity
	$	$	$	$	$	$	$	$	$	$	$
Balance at 1 January 2022	102	15,596	13,797	697	118,697	-	-	(108,063)	-	454	41,280
Treasury Shares	-	-	-	-	-	(1,320)	-	-	-	-	(1,320)
Share based payment charge (options)	-	-	1,811	-	-	-	-	-	-	-	1,811
Options Forfeited/Cancelled in the year	-	-	(3,221)	-	-	-	-	-	-	-	(3,221)
Reclass of FV for options forfeited/Cancelled	-	-	(7,197)	-	-	-	-	7,197	-	-	-
Total transactions with owners	-	-	(8,607)	-	-	-	-	7,197	-	-	(1,410)
Loss for Period	-	-	-	-	-	-	-	(15,397)	-	-	(15,397)
Translation	-	-	-	-	-		-	-	-	(3,582)	(3,582)
Total comprehensive loss	-	-	-	-	-		-	(15,397)	-	(3,582)	(18,979)
Balance at 31 December 2022	102	15,596	5,190	697	118,697	(1,320)	-	(116,263)	-	(3,128)	19,571
Issuance of Stock	1	323	-	-	-	-	-	-	-	-	324
Share based payment charge (options)	-	-	1,773	-	-	-	-	-	-	-	1,773
Options forfeited/cancelled in the year	-	-	(39)	-	-	-	-	-	-	-	(39)
Reclass of FV for options forfeited/Cancelled	-	-	(19)	-	-	-	-	19	-	-	-
Warrants Exercised in the year	-	573	-	(438)	-	-	-	-	-	-	135
Warrants Forfeited in the year	-	-	-	(259)	-	-	-	259	-	-	-
Buyback of Treasury Shares	-	-	-	-	-	(254)		-	-	-	(254)
Shares to be issued in lieu of directors fees, cash bonus and Expenses	-	-	-	-	-	-	-	-	225	-	225
Total transactions with owners	1	896	1,715	(697)	-	(254)	-	278	225	-	2,164
Loss for Period	-	-	-	-	-	-	-	(17,691)	-	-	(17,691)
Translation	-	-	-	-	-	-	-	-	-	1,492	1,492)
Total comprehensive loss	-	-	-	-	-	-	-	(17,691)	-	1,492	(16,199)
Balance at 31 December 2023	103	16,492	6,905	-	118,697	(1,574)	-	(133,676)	225	(1,636)	5,536
Share based payment charge (options)	-	--	1,656	-	-	-	-	-	-	-	1,656
Options forfeited/cancelled in the year	-	-	(875)	-	-	-	-	708	-	-	(167)
Options exercised in the year	-	75	(60)	-	-	-	-	-	-	-	15
Warrants charge	-	(25)	-	25	-	-	-	-	-	-	-
Buyback and cancellation of Treasury Shares	(2)	(1,623)	-	-	-	1,574	-	-	-	-	(51)
Shares issued in lieu of directors fees, bonus and Expenses	3	1,835	-	-	-	-	-	-	(225)	-	1,613
Shares issued in lieu of Consultancy Fees	2	1,785	-	-	-	-	-	-	-	-	1,787
Net Shares issued for ATM	-	124	-	-		-	-	-	-	-	124
Net Shares issued for fundraising	5	4,442	-	-	-	-	-	-	-	-	4,447
Restricted Shares	-	-	-	-	-	-	910	-	-	-	910
Total transactions with owners	8	6,613	721	25	-	1,574	910	708	(225)	-	10,334
Loss for Period	-	-	-	-	-	-	-	(11,863)	-	-	(11,863)
Translation	-	-	-	-	-	-	-		-	(72)	(72)
Total comprehensive loss	-	-	-	-	-	-	-	(11,863)	-	(72)	(11,935)
Balance at 31 December 2024	111	23,105	7,626	25	118,697	-	910	(144,831)	-	(1,708)	3,936

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES LTD

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from operations before income taxes	$(16,746)	(17,242)	$(15,397)
Shares issued in lieu of directors fees, bonus and expenses	1,613	525	-
Shares issued in lieu of consultancy fees	1,788	-	-
Share based payment – restricted stock	910	-	-
Share based payment – options	1,656	1,773	1,811
Options forfeited during the year	(227)	(39)	(3,221)
Fair value loss on investment, net	1,760	402	869
(Gain)/loss on disposal of assets	1	-	129
Depreciation	12	7	1
(Gain)/ loss on foreign exchange	158	1,519	(3,183)
Depreciation of right-of-use asset	112	89	50
Cash inflow from taxation	8,784	-	490
Interest on related party loan conversion	(795)	(1,150)	-
Net (increase) in related party receivables	(1,469)	(1,524)	(1,158)
Net (decrease)/increase in related party payables	-	-	(1,355)
Net (increase)/decrease in operating assets/other receivables	78	80	1,002
Net increase/(decrease) in operating liabilities /other liabilities	839	(138)	347
Net cash used in operating activities	(1,526)	(15,698)	(19,615)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Fixed Assets	(19)	-	-
Investment in Related Party	-	(1,000)	(2,676)
Purchase of Treasury Shares	(52)	(253)	(1,320)
Net cash used in Investing activities	(71)	(1,253)	(3,996)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares – ATM, net	124	24	-
Proceeds from issuance of ordinary shares – Fundraise, net	4,447	-	-
Proceeds from the issuance of warrants	-	135	-
Repayment of leasing liabilities	(141)	(119)	(55)
Proceeds of Exercise of options	75
Net cash (used in)/provided by financing activities	4,505	40	(55)

Net increase/(decrease) in cash and cash equivalents	2,908	(16,911)	(23,666)

Cash and cash equivalent, beginning of year	1,183	18,122	42,186
Exchange difference on cash and cash equivalents	(367)	(28)	(398)
Cash and cash equivalent, end of year	3,724	1,183	18,122

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

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years, and as December 31, 2024, had an accumulated loss of $144m and a net loss for the year ended December 31, 2023 of $11.9m.

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

New and Revised Standards

Standards in effect in 2024

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2024, that are relevant to the Group and that have had any impact in the year to December 31, 2024. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant and are not listed here.

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

Taxation

The tax expense/(credit) for the year represents the total of current taxation and deferred taxation. The charge/(credit) in respect of current taxation is based on the estimated taxable profit or loss for the year. Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

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

(a) Financial assets, initial recognition and measurement and subsequent measurement

All financial assets not recorded at fair value through profit or loss, such as receivables and deposits, are recognized initially at fair value plus transaction costs. Financial assets carried at fair value through profit or loss (FVTPL) are initially recognized at fair value, and transaction costs are expensed in the consolidated statements of operations and comprehensive loss. The measurement of financial assets depends on their classification. Financial assets such as receivables and deposits are subsequently measured at amortized cost using the effective interest method, less loss allowance. The Group holds an investment in Accustem Inc. and Okyo Pharma Limited as a financial asset at fair value through profit or loss.

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

Simplified approach

The simplified approach is applied to the impairment assessment of other receivables.

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

Restricted Stock Units (RSUs)

Where RSUs are granted to directors or employees, the fair value of the RSUs at grant date is based upon the market price of the shares underlying the awards and this is charged to the Statement of Comprehensive Income over the vesting period. There are no internal performance conditions. The expense charged is adjusted based on actual forfeitures.

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

4 OTHER (EXPENSE)/ INCOME

The Group’s other (expense)/ income is made up of the following:

	Year Ended December 31,
	2024 $’000	2023 $’000	2022 $’000

Other Income	-	-	65
Total other income/(expense)	-	-	65

Sublicense income has been classified as other income as the counterparty is not considered a customer but an entity we are collaborating with.

5. OPERATING LOSS

The Group’s operating losses are stated after charging/(crediting) the following:

	Year Ended December 31,
	2024 $’000	2023 $’000	2022 $’000
License fee	-	563	-
Depreciation of Property, plant and equipment	12	7	1
Depreciation (Right-of-use asset)	112	89	50
Foreign exchange (gains)/losses	158	1,519	(3,183)

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

7. EMPLOYEES

	Year ended December 31,
	2024 $’000	2023 $’000	2022 $’000
Staff costs comprised:
Directors’ salaries (including bonus)	1,969	929	554
Employees’ wages, salaries and bonus	1,120	1,777	2,014
Social security costs	140	136	135
Recruitment fees	20	24	197
Share based payment (credit) / charge	2,338	1,730	(1,410)
	5,587	4,596	1,490
The average monthly number of employees, including directors, employed by the group during the year was:
Research and development	2	3	3
Corporate and administration	6	6	6
	8	9	9

8. REMUNERATION OF KEY MANAGEMENT PERSONNEL

$’000	Year ended December 31,
	2024				2023				2022
Director	Directors’ fee	Bonus	Salary	Share based payments	Directors’ fee	Bonus	Salary	Share based payments	Directors’ fee	Bonus	Salary	Share based payments
G. Cerrone (1)	673	1,180	-	901	717	100	-	562	296	148	-	-
Ivor Elrifi	-	-	131
Willy Simon	58	-	-	95	56	-	-	98	55	-	-	83
J Brancaccio	58	-	--	95	56	-	-	98	55	-	-	83
K. Shailubhai	-	-	-		-	-	-	-	-	-	379	(145)
T Adams	-	-			-				-	-	-	(1,967)
	789	1,180	131	1,091	829	100	-	758	406	148	379	(1,946)

All bonuses are short term. No post-employment or termination payments were made.

The following share options were granted to directors in the following periods:

	Year ended December 31,
	2024	2023	2022
	Number of options	Number of options	Number of options

W.Simon	200,000	75,000	-
J. Brancaccio	200,000	75,000	-
	400,000	150,000	-

Key management personnel of the Group are comprised of directors and officers of the Company.

No share options were exercised by directors during the years ended December 31, 2024,2023 and 2022.

The Company made payments totaling approximately $21k, $25k(restated), and $32k to defined contribution pension schemes on behalf of directors and employees during 2024, 2023, and 2022, respectively.

9. FINANCE COSTS

	Year ended December 31,
	2024 $’000	2023 $’000	2022 $’000
Group
Finance Income
Loan Interest Received	814	1,154	32
Total finance income	814	1,154	32

Finance Expense
Interest expense on lease liabilities	6	10	7
Fair Value loss on Investment	1,760	402	869
Total finance Expense	1,766	412	876
Net finance income/ (expense) recognized in Consolidated statements of operations and comprehensive loss	(952)	742	(844)

10. TAXATION

	Year Ended December 31,
	2024 $’000	2023 $’000	2022 $’000
Group
Current year tax (credit)	(4,883)	449	-
Adjustments due to prior periods	-	-	-
Total tax (credit) for the period	(4,883)	449	-

The tax charge for the year is different from the standard rate of corporation tax in the United Kingdom of 19%. The difference can be reconciled as follows:
Loss before taxation	(16,746)	(17,242)	(15,397)
Loss charged at standard rate of corporation tax 25% 2024, 23.52% 2023, 19% 2022	(4,187)	(4,055)	(2,926)
Movement in unrecognized deferred tax	2,942	3,194	2,319
Expenses not deductible for taxation	3,142	3,961	1,036
Adjustments due to prior periods	-	449	-
Research and development claim	(4,883)	-	-
Income not taxable for tax purposes	(1,894)	(3,113)	(495)
Fixed asset differences	-	-	(1)
Current Tax - Other	-	13	-
Foreign Tax - Other	(3)	-	-
Adjustments to brought forward values	-	-	67
	(4,883)	449	-

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

The amount of tax losses for which no deferred tax assets have been recognized for the year ended December 31, 2024 is $ 16,844k. (2023 is $18,137k; 2022; $15,011k).

11. LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2024	2023	2022

(Loss) attributable to equity holders of the company ($000)	(11,863)	(17,691)	(15,397)
Weighted average number of ordinary shares in issue	106,672,342	102,471,016	101,526,389
Basic loss per share (cents per share)	(11.1)	(17.3)	(15.2)

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

12. OTHER RECEIVABLES

	Year ended December 31, 2023
$000	2024	2023
Security deposits receivable	53	121
Prepayments	92	102
Taxation receivable	32	3,793
	177	4,016

There are no differences between the carrying amount and fair value of any of the trade and other receivables above.

13 SHARE CAPITAL AND SHARE PREMIUM

Group

	Nominal Value	Share Capital		Share Premium	Merger Reserve
	£/$	Shares	$000	$000	$000
At 1 January 2022	$0.001	102,272,614	102	15,596	118,697
Shares issued in the period:	$0.001	-	-	-	-
At 31 December 2022		102,272,614	102	15,596	118,697
Shares issued in lieu of fees/compensation	$0.001	450,000	1	300	-
Warrants Exercised	$0.001	337,501	-	573	-
Issuance of Stock - ATM	$0.001	27,629	-	23	-
At 31 December 2023		103,087,744	103	16,492	118,697
Shares issued in lieu of fees/compensation	$0.001	4,896,508	5	3,620	-
Options Exercised	$0.001	122,849	-	75	-
Issuance of Stock – ATM, net	$0.001	108,659	-	124	-
Issuance of Stock - fundraising	$0.001	5,263,158	5	4,442	-
Issuance of Warrants - fundraising	$0.001	-	-	(25)
Cancellation of Treasury Shares	$0.001	(2,016,301)	(2)	(1,623)	-
At 31 December 2024		111,462,617	111	23,105	118,697

Ordinary Shares

Ordinary shares have a par value of $0.001. They entitle the holder to participate in dividends, and to share in the proceeds of winding up the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy is entitled to one vote, and upon a poll each share is entitled to one vote. The Company has 111,462,617 shares in issue and no shares in treasury (2023: 1,573,510 shares).

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

Tiziana Life Sciences PLC Share Option Plan

	2024		2023		2022
	Weighted		Weighted		Weighted
	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	62	6,621	59	6,724	90	22,234
Granted	-	-	-	-	-	-
Forfeited/Cancelled	(77)	(2,105)	(44)	(103)	(92)	(15,510)
Exercised	-	-	-	-	-	-

Outstanding at 31 December	69	4,516	62	6,621	59	6,724

Exercisable at 31 December	74	1,257	60	2,829	58	2,732

No options were exercised during 2024, 2023 or 2022.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $1,893k (2023: $2,602k), 2022: $3,223k).

Under the Tiziana Life Sciences PLC Share Option Plan, the total expense recognized for the year ending 31 December 2024 arising from share – based payment transactions under the Tiziana Life Sciences PLC Share Option Plan is $681k of which $159k relates to forfeitures during the year (2023 $703k, 2022: $1,199k).

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options at 31 December 2024 (’000)
30 April 2018	30 April 2028	$1.10	500
6 May 2020	5 May 2028	$0.47	3,416
23 July 2020	26 July 2030	$2.11	100
25 August 2020	24 August 2030	$1.98	500
Total			4,516

Tiziana Life Sciences Ltd Share Option Plan

	2024		2023
	Weighted		Weighted
	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	73	4,268	69	2,575
Granted	72	2,260	61	1,753
Forfeited/Cancelled	(68)	(1,103)	(57)	(60)
Exercised	(61)	(123)	-	-

Outstanding at 31 December	69	5,302	73	4,268

Exercisable at 31 December	68	2,315	-	-

2022
Weighted
	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	-	-
Granted	69	2,575
Forfeited/Cancelled	-	-
Exercised	-	-

Outstanding at 31 December	69	2,575

Exercisable at 31 December	-	-

There were 123k options exercised in 2024. No options were exercised during 2023 and 2022.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $653k. (2023: $974k, 2022:$1,176k).

Under the Tiziana Life Sciences Ltd 2021 Equity Incentive Plan, the total expenses recognized for the year ending 31 December 2024 arising from share - based payment transactions are $962k, not including a charge of $421k for forfeitures during the year. (2023:$1,019k, 2022:$332k).

	03 October 2024	14 August 2024

Grant date share price	$0.82	$1.09
Exercise share price	$0.82	$1.09
Risk free rate	3.49%	3.60%
Expected volatility	96%	95%
Option life	10 years	10 years
Weighted average share price	$0.82	$1.09
Weighted average fair value per share option	$0.82	$1.09

	03 May 2024	13 March 2024

Grant date share price	$0.71	$0.50
Exercise share price	$0.71	$0.50
Risk free rate	4.50%	4.19%
Expected volatility	99%	87%
Option life	10 years	10 years
Weighted average share price	$0.71	$0.50
Weighted average fair value per share option	$0.71	$0.50

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options as at 31 December 2024 (’000)
04 November 2022	04 November 2032	$0.67	1,850
14 March 2023	14 March 2033	$0.57	492
26 July 2023	26 July 2033	$0.67	700
13 March 2024	13 March 2034	$0.50	560
3 May 2024	3 May 2034	$0.71	1,000
14 August 2024	14 August 2034	$1.09	200
3 October 2024	3 October 2034	$0.82	500
Total			5,302

Restricted Stock Unit

2024
Grant
	Date price (cents)	Restricted Stock (’000)

Outstanding at 1 January	-	-
Granted	1.09	4,200
Forfeited/Cancelled	-	-
Exercised	-	-

Outstanding at 31 December	1.09	4,200

Exercisable at 31 December	-	-

Restricted Stock Units outstanding at the end of the year have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Restricted Stock at 31 December 2024 (’000)
08 August 2024	08 April 2034	$1.09	4,200
Total			4,200

There were no restricted stocks exercised in 2024.

The total outstanding fair value charge of the restricted stock instruments is deemed to be approximately $1,476k.

The total expenses recognized for the year ending 31 December 2024 arising from share - based payment transactions are $910k.

Warrants

For warrants issued during the year to December 31, 2024, the Directors have estimated the fair value of the warrants using the Black-Scholes valuation model and assumptions below. No warrants were issued in 2023 or 2022.

12 November 2024

Grant date share price	$0.94
Exercise share price	$1.50
Risk free rate	0.42%
Expected volatility	110.8%

	2024 $000	2023 $000	2022 $000

Outstanding at 1 January	-	697	697
Issued	25	-	-
Exercised	-	(438)	-
Expired	-	(259)	-

Outstanding at 31 December	25	-	697

Approximately $25k of share-based payment charges are included in the consolidated balance sheet, for the year ended December 31, 2024. No share-based payment charges relating to warrants were recorded during 2023 or 2022.

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

The Restricted Stock Unit reserves represent the restricted stock unit shares that have been issued to the CEO as part of his compensation. The restricted stock units vest over a period of time.

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

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	2024
$000	Less than 3 months	3 to 12 months	Total
Trade payables	1,576	4,004	5,580
Lease liabilities	34	72	106
Related party payables	-	-	-
Total	1,610	4,076	5,686

	2023
$000	Less than 3 months	3 to 12 months	Total
Trade payables	2,223	1,914	4,137
Lease liabilities	34	104	138
Related party payables	-	-	-
Total	2,257	2,018	4,275

Interest rate risk

The Group has limited exposure to interest-rate risk arising from its bank deposits. These deposit accounts are held at variable interest rates based on Bank of America base rate.

The Directors do not consider the impact of possible interest rate changes based on current market conditions to be material to the net result for the year or the equity position as of year-end for either the year ended 31 December 2024 or 31 December 2023.

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

Sensitivity analysis

A reasonably possible strengthening (weakening) of the US dollar or Sterling against all other currencies at 31 December 2024 would have affected the measurement of the financial instruments denominated in a foreign currency and affected equity and profit and loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss and equity
December 31, 2024	Strengthening	Weakening
USD (1% movement)	112	(112)

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

18. TRADE AND OTHER PAYABLES

	Year ended December 31,
Group	2024	2023
	$000	$000
Trade payables	5,580	4,137
Accruals	1,650	2,250
	7,230	6,387

19. INVESTMENT IN RELATED PARTY

	Year ended December 31,
Group	2024	2023
	$000	$000
Investment in Accustem Sciences Inc	837	1,806
Movement in fair value	(238)	(969)
	599	837

The share price of Accustem as of December 31, 2024 was $0.45, which has resulted in the recognition of a fair value loss of $238k. This has been measured using the Level 1per IFRS 13 fair value hierarchy. Accustem Sciences Inc is listed on the OTC markets and is run by a separate management team which is independent of the Tiziana management team. Tiziana is therefore not able to assert significant influence over Accustem Sciences Inc.

Group	2024	2023
	$000	$000
Investment in Okyo Pharma Ltd	3,717	3,150
Additional shares issued	795	-
Movement in fair value	(1,522)	567
	2,990	3,717

The Group converted a loan into 2.1m shares of Okyo Pharma Ltd. on October 23, 2023. The group a received an additional 500k shares in lieu of interest on July 14, 2024 which is a total 8.86% ownership. The share price of Okyo Pharma Ltd as of December 31, 2024 was $1.15, which has resulted in the recognition of a fair value loss of $727k. This has been measured using the Level 1 per IFRS 13 fair value hierarchy. Okyo Pharma Ltd is listed on the NASDAQ stock exchange and is run by a separate management team which is independent of the Tiziana management team. Tiziana is therefore not able to assert significant influence over Okyo Pharma Ltd.

20. TREASURY SHARES

The company acquired 51,504, 281,253 and 1,683,544 of its own shares through purchases on the NASDAQ stock exchange during the years ended December 31, 2024, December 31, 2023 and December 31 2022, respectively. The amount paid to acquire the shares totaled $51k, $254k and $1,320k, respectively, and the shares were held as “treasury shares”. All shares issued by the Company are fully paid. The treasury shares were cancelled in December 2024.

21. RELATED PARTY TRANSACTIONS

The ultimate controlling party of the Group is Planwise Group Ltd.

Rasna Therapeutics Inc is a related party as the entity is controlled by a person that has significant influence over the Group. Rasna is also party to a Shared Services agreement with Tiziana whereby Rasna is charged for shared services such as the payroll and rent. During 2022, Tiziana extended a loan to Rasna for $75,000 at an interest rate of 16% per annum. There were no additional loans to Rasna in 2023 or 2024. As of December 31, 2024, $531k (2023: $416k, 2022: $206k) was owed to Tiziana Life Sciences Ltd in respect of the loan and shared services agreement. The total charged under the shared services agreement in the year ending 31 December 2024 was $1k (2023: $6k, 2022: $7k).

In addition to the above, on April 16, 2020, Tiziana also acquired all of the intellectual property relating to a nanoparticle-based formulation of Actinomycin D (Act D; a.k.a. Dactinomycin), from Rasna to expand its pipeline for a consideration of an initial $120k upfront payment and milestone payments of up to an additional aggregate $630k. There were no milestone payments due in the year ending 31 December 2024 (2023: $0k, 2022:$0k).

OKYO Pharma Ltd is a related party as the entity is controlled by a person that has significant influence over the Group. OKYO is also party to a Shared Services agreement with Tiziana whereby OKYO is charged for shared services such as the payroll and rent. As of December 31, 2024 $744k (2023: $398k, 2022: $274k) was owed to Tiziana Life Sciences Ltd in respect of this agreement. The total charged under the shared services agreement in the year ending 31 December 2024 was $406k (2023: $199k, 2022: $125k).

In August 2022, the Group issued a short-term credit facility to OKYO Pharma Ltd, a related party, for $2,000k to support short term liquidity. The loan was available for a period of 6 months upon first draw-down and carries an interest rate of 16% per annum, with additional default interest of 4% if the loan is not repaid after the 6-month period. In October 2023 the loan was converted to an investment in OKYO with 20% interest. The principal of $2,000k plus accrued interest of $1,150k were converted into 2,100,000 Ordinary Shares, with no par value, of OKYO Pharma Ltd. On July 15, 2024 accrued interest of $402k was converted into 500,000 ordinary shares with no par value, of Okyo Pharma Ltd.

Accustem Sciences Inc is a related party as the entity is controlled by a person that has significant influence over the Group. Accustem is also party to a Shared Services agreement with Tiziana whereby the Company is charged for shared services such as payroll and rent. As of December 31 2024, $1,037k (2023:$1,324K, 2022:$72k) was owed to Tiziana Life Sciences Ltd. The total charged under the shared services agreement in the year ending 31 December 2024 was $13k (2023: $18k, 2022:$48k).

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

Right-of-use assets	31 Dec 2024	31 Dec 2023
	$000	$000
At 1 January	283	372
Depreciation	(111)	(104)
Disposal of lease	-	-
Exchange differences	(1)	15
	171	283

Lease Liabilities	31 Dec 2024	31 Dec 2023
	$000	$000
At 1 January	247	365
Interest expense	6	10
Lease payments	(144)	(119)
Exchange differences	(3)	(9)
	106	247

Lease liabilities are presented in the consolidated statement of financial; position as follows:

	31 Dec 2024	31 Dec 2023
	$000	$000
Current	106	138
Non-current	-	109
	106	247

The lease liabilities are secured by the related underlying assets. Future minimum lease payments as of 31 December 2024 were as follows:

	Minimum lease payment due
	Within 1 year	1-2 years	2-5 years	Over 5 years	Total
Lease payments	106	-	-	-	106
Finance Charges	(6)	-	-	-	(6)
Net Present Values	100	-	-	-	100

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

We are obligated to pay Nerviano the following additional amounts in respect of the first licensed product or service which achieves the stated development milestones:

(a)	$1,000,000 upon initiation of the first Phase II clinical trial, this is currently being negotiated with BMS.

(b)	$4,000,000 upon FPD of the first Phase 3 registration trial in HCC.

(c)	$3,600,000 upon first patient enrollment into a Phase II human clinical trial

(d)	Upon the first NDA equivalent in: thymic carcinoma, $900,000; HCC, $9,000,000; breast cancer, $15,000,000.

●	Foralumab project – Future payments relate to the achievement of clinical milestones or the payment of royalties. Diligence obligations are payable to BMS/Medarex should the project continue to commercialisation. $750,000 has been recorded as other income in respect of diligence obligations due to Medarex for 2021.

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