Form 20-F/A
period 2024-12-31
Tiziana Life Sciences Ltd
filed 2025-05-08
CIK 1723069

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

☐ Yes  ☒ No

EXPLANATORY NOTE

Tiziana Life Sciences Ltd. (the “Company”) is filing this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “Amendment No. 1”), which was originally filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2025 (the “Original Filing”). The purpose of this Amendment No. 1 is to include recent information regarding our clinical program and to correct Exhibit numbers 12.1 and 13.1.

In order to comply with certain requirements of the SEC’s rules in connection with this filing, this Amendment No. 1 includes an update in Item 3 Key Information. Consistent with the rules of the SEC, the certifications of the Company’s principal executive officer and principal financial officer as of the date of this Amendment No. 1 are attached as exhibits to this Amendment No. 1.

Except as described above, no other changes have been made to the Original Filing. This Amendment No. 1 speaks as of the filing date of the Original Filing. Other than as stated otherwise, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the Original Filing, or reflect any events that have occurred since the date thereof. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and any documents filed with or furnished to the SEC by the Company subsequent to May 6, 2025.

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

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions. We have recently received a clinical hold letter from the FDA with respect to an IND filed with the FDA for a Phase 2 clinical trial in ALS, which was primarily focused on amendments to the proposed ALS study trial design, including the addition of a placebo arm.  There can be no assurance that we will be able to resolve the issues raised by the FDA in a timely basis or that the FDA will not place future clinical trials of our product candidates on additional clinical holds in the future.  Clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business, financial condition, results of operations and prospects.

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

Alzheimer’s Disease

Emerging evidence suggests that dysregulation of neuroinflammation, particularly that orchestrated by microglia, plays a significant role in the pathogenesis of Alzheimer’s disease (AD). Danger signals including dead neurons, dystrophic axons, phosphorylated tau, and amyloid plaques alter the functional phenotype of microglia from a homeostatic (M0) to a neurodegenerative or disease-associated phenotype, which in turn drives neuroinflammation and promotes disease. Thus, therapies that target microglia activation constitute a unique approach for treating AD. Here, we report that nasally administered anti-CD3 monoclonal antibody in the 3xTg AD mouse model reduced microglial activation and improved cognition independent of amyloid beta deposition. In addition, gene expression analysis demonstrated decreased oxidative stress, increased axogenesis and synaptic organization, and metabolic changes in the hippocampus and cortex of nasal anti-CD3 treated animals. The beneficial effect of nasal anti-CD3 was associated with the accumulation of T cells in the brain where they were in close contact with microglial cells. Taken together, our findings identify nasal anti-CD3 as a unique form of immunotherapy to treat.

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

Treatment of Expanded Access Moderate Alzheimer’s Patient at Brigham and Women’s Hospital (Boston) with Nasally-Administered Foralumab

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

Tiziana recently received the results of the first patient’s PET scan showing a marked reduction in microglia activation associated with neuroinflammation in a patient suffering from moderate Alzheimer's disease following a three month treatment with intranasal foralumab under the expanded access program. The microglial TSPO PET scan revealed a significant decrease in microglia activation, a key indicator of neuroinflammation associated with Alzheimer's disease progression.

In the figure above, we see a decrease in the PET signal after foralumab treatment (bottom row) as compared to pre-treatment baseline (top-row). Adapted from Singhal T et al. Clinical Nuclear Medicine 2025 (in press).

The above data was presented by Howard Weiner at the 2025 AD/PD Conference in Vienna and is featured in the AlzForum. The complete report is contained in Singhal et al, “Dampening of microglial activation with nasal foralumab administration in moderate Alheimer’s Disease dementia”, Clinical Nuclear Medicine 2025, in press.

Phase 2a Clinical Trial of Nasally-Administered Foralumab for Treatment of Moderate Alzheimer’s

In August 2023, Tiziana, today announced that the U.S. Food and Drug Administration (FDA) had cleared the Investigational New Drug (IND) application for intranasal foralumab to be studied in Alzheimer’s disease. A Phase 2 clinical trial is planned to commence in 2025.

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

Tiziana has filed an Investigational New Drug (IND) application to the U.S. Food and Drug Administration (FDA) for a phase 2 clinical trial in ALS. Tiziana has recently received a clinical hold letter from the FDA which was primarily focused on amendments to the proposed ALS study trial design, including the addition of a placebo arm. Tiziana welcomes these suggestions, and a response will be submitted in the forthcoming weeks. Upon FDA clearance of the IND application, Tiziana plans to commence a 20-patient placebo controlled clinical trial with a placebo arm and two dose ranging arms of Tiziana’s novel and patented therapeutic candidate, intranasal foralumab, aimed at evaluating the safety and early-stage parameters of disease improvement in Amyotrophic Lateral Sclerosis (ALS). The company remains dedicated to delivering innovative solutions that can potentially improve outcomes and quality of life for ALS patients worldwide.

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

ITEM 18: FINANCIAL STATEMENTS

See the Financial Statements beginning on page F-1.

ITEM 19: EXHIBITS

Exhibit No.	Description

1.1	Memorandum of Association of Tiziana Life Sciences Ltd, adopted as of October 20, 2021 (incorporated by reference to Exhibit 3.1 to Form 8-K12B filed on October 21, 2021).
1.2	Amended and restated bye-laws of Tiziana Life Sciences Ltd, adopted as of October 20, 2021 (incorporated by reference to Exhibit 3.2 to Form 8-K12B filed on October 21, 2021).
2.1	Description of Securities (Incorporated by reference to Exhibit 2.1 to Form 20-F filed on May 10, 2024)
4.2	License and Sublicence Agreement relating to CD3 (NI-0401) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2014. incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.3	License and Sublicence Agreement relating to IL-6r (NI-1201) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2016. (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.4	License Agreement relating to a novel formulation of Foralumab in a medical device for nasal administration between The Brigham and Women’s Hospital, Inc. and Tiziana Life Sciences plc, dated April 2018. (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.5	Annual Lease for 14-15 Conduit Street, London W1S 2XJ United Kingdom (incorporated by reference to Exhibit 4.5 to Form 20-F filed on April 26, 2023).
4.7	Tiziana Life Sciences plc Employee Share Option Plan, with Non-Employee Sub-Plan and US Sub-Plan, adopted by the Board on 23 March 2016 and approved by shareholders on June 30, 2016. (Incorporated by reference to Exhibit 4.8 to Form 20-F filed on April 4, 2019).
4.8	Amended and Restated Service Agreement dated July 11, 2019, between the Registrant and Dr. Kunwar Shailubhai (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to Form F-1 filed on September 20, 2019)
4.9	Form of Deed of Indemnity for board members. (Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.10	Tiziana Life Sciences Ltd 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Form 8-K12B filed on October 21, 2021).
8.1	List of Subsidiaries. (Incorporated by reference to Exhibit 8.1 to Form 20-F filed on May 23, 2022).
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.2	Consent of PKF Littlejohn. (Previously filed with the SEC as exhibits to the Registrant’s Annual Report on Form 20-F filed on May 6, 2025)
19.1	Insider Trading Policy (Previously filed with the SEC as exhibits to the Registrant’s Annual Report on Form 20-F filed on May 6, 2025)
97	Clawback policy (Incorporated by reference to Exhibit 97.1 to Form 20-F filed on May 10, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed Herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Tiziana Life Sciences Ltd

By:	/s/ Ivor Elrifi
Ivor Elrifi
Chief Executive Officer

Date: May 8, 2025

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