Form 20-F
period 2025-12-31
Tiziana Life Sciences Ltd
filed 2026-05-01
CIK 1723069

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-38723

Tiziana Life Sciences Ltd

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

Clarendon House,

2 Church Street,

Hamilton HM 11,

Bermuda

(Address of principal executive offices)

Keeren Shah

Chief Operating and Financial Officer

14-15 Conduit Street, LondonW1S 2XJ United Kingdom

+44 20 7495 2379

kshah@tizianalifesciences.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Ed Lukins

Orrick, Herrington & Sutcliffe (UK) LLP

107 Cheapside

London EC2V 6DN

United Kingdom

David Rosenthal

Anna TomczykDechert LLP

Three Bryant Park

1095 Avenue of the Americas

New York, NY 10036-6797

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Shares	TLSA	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 120,507,401 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.

☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes  ☐ No

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

Solely for convenience, the trademarks, service marks and trade names in this Annual Report may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. This annual report contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. We do not intend to use or display other companies’ trademarks, service marks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

Presentation of Financial Information

This annual report includes our audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024, which are prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Our financial information is presented in United States dollars. For the convenience of the reader, in this annual report, unless otherwise indicated, translations from Pounds Sterling into U.S. dollars were made at the rate of £1.00 to $1.3387, which was the closing spot rate on December 31, 2025. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of Pounds Sterling at the dates indicated.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. All statements contained in this Annual Report, other than statements of historical fact, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	the development of Foralumab, an anti-IL6R monoclonal antibody (TZLS-501), and any of our other product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work, the period during which the results of the trials will become available and our research and development programs;

●	our ability to obtain and maintain regulatory approval of our product candidates, including Foralumab, an anti-IL6R monoclonal antibody (TZLS-501), in the indications for which we plan to develop them, and any related restrictions, limitations or warnings in the label of an approved drug or therapy;

●	our plans to research, develop, manufacture and commercialize our product candidates;

●	the timing of our regulatory filings for our product candidates;

●	the size and growth potential of the markets for our product candidates;

●	our ability to raise additional capital;

●	our commercialization, marketing and manufacturing capabilities and strategy;

●	our expectations regarding our ability to obtain and maintain intellectual property protection;

●	our ability to attract and retain qualified employees and key personnel;

●	our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;

●	our estimates regarding future revenue, expenses and needs for additional financing; and

●	regulatory developments in the United States, European Union and foreign countries.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate.

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

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

A. Selected Financial Data

The following table summarizes our consolidated financial data as of the dates and for the periods indicated. The consolidated financial statement data as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 have been derived from our consolidated financial statements, as presented at the end of this Annual Report, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The consolidated financial statement data as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021 have been derived from our consolidated financial statements, which are not presented herein, which have also been prepared in accordance with IFRS as issued by the IASB.

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

Consolidated Statement of Operations and Comprehensive Loss Data:

	Years Ended December 31,
	2025	2024	2023	2022	2021
	(in thousands except share and per share data)
Operating expenses:
Research and development	$(10,279)	$(5,229)	(8,113)	$(12,955)	$(13,208)
General and administrative	(10,853)	(10,565)	(9,871)	(1,631)	(13,311)
Realization bonus	-	-	-	-	(855)
Impairment of asset	-	-	-	-	-
Disposal of Intellectual Property	-	-	-	-	-
Total operating expenses	(21,132)	(15,794)	(17,984)	(14,586)	(27,374)
Loss from operations	(21,132)	(15,794)	(17,984)	(14,586)	(27,374)
Other income (expense), net	2,701	(952)	742	(811)	717
Tax provision	-	4,883	(449)	-	3,240
Net loss attributable to ordinary shareholders	(18,431)	(11,863)	(17,691)	(15,397)	(23,417)
Other comprehensive loss:
Foreign currency translation adjustment	(88)	(72)	1,492	(3,582)	(4,478)
Total comprehensive loss	(18,519)	(11,935)	(16,199)	(18,979)	(27,895)

Basic and diluted net loss per ordinary share	(0.16)	(0.11)	(0.17)	(0.15)	(0.24)

Consolidated Balance Sheet Data:

	As of December 31,
	2025	2024	2023	2022	2021
	(in thousands except share and per share data)
Cash and cash equivalents	$4,010	3,724	1,183	$18,122	$42,186
Working capital	(2,657)	160	688	17,619	41,133
Total assets	11,495	11,284	12,184	26,477	48,826
Total shareholders’ equity/(deficit)	52	3,936	5,534	19,571	41,280

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

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and utility of the product candidates. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all, as a failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

●	delays in reaching a consensus with the U.S. Food and Drug Administration, or FDA, European Medicines Agency, or EMA, or other regulatory authorities on trial design;

●	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;

●	delays in execution of development due to financial instability of our CROs, CMOs and CDMOs;

●	delays in opening clinical trial sites or obtaining required institutional review board or independent ethics committee approval at each clinical trial site;

●	delays in recruiting suitable patients to participate in our future clinical trials;

●	imposition of a clinical hold by regulatory authorities as a result of a serious adverse event or after an inspection of our clinical trial operations or clinical trial sites;

●	failure by us, any CROs we engage or any other third parties to adhere to clinical trial requirements;

●	failure to perform in accordance with good clinical practice, or GCP, or applicable regulatory guidelines in Europe and other international markets;

●	delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical trial sites, including delays by third parties with whom we have contracted to perform certain of those functions;

●	delays in having patients complete participation in a clinical trial or return for post-treatment follow-up;

●	clinical trial sites or patients dropping out of a clinical trial;

●	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

●	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

●	having sufficient funding to complete planned or ongoing clinical trials;

●	occurrence of serious adverse events in clinical trials of the same class of agents conducted by other sponsors; and

●	changes in regulatory requirements and guidance that require amending or submitting new clinical protocols.

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

Failure of Foralumab in one indication may cast doubt on its viability in other indications and may adversely affect our ability to fund further clinical development.

We are developing Foralumab across multiple indications, including non-active secondary progressive multiple sclerosis (na-SPMS), Alzheimer's disease, amyotrophic lateral sclerosis (ALS), and multiple system atrophy (MSA). Although these indications share a common underlying mechanism (the modulation of neuroinflammation through regulatory T cells), negative or inconclusive results from clinical trials in any one indication could raise broader questions about the therapeutic utility of Foralumab and the validity of its mechanism of action across other indications.

If Foralumab fails to demonstrate sufficient safety or efficacy in any of our ongoing or planned clinical trials, investors, potential partners, and the broader scientific and medical community may question whether the drug is capable of producing meaningful clinical benefit in any indication. Such perceptions, whether or not scientifically justified, could materially impair our ability to raise additional capital to fund clinical trials in other indications, attract collaboration or licensing partners on acceptable terms, or at all, and maintain or expand our clinical programs.

Our ability to continue developing Foralumab across multiple indications is dependent on our ability to secure adequate funding. A failure in one indication could reduce investor confidence and make it significantly more difficult and costly to raise the capital necessary to advance our other programs. If we are unable to obtain sufficient funding as a result of such a failure, we may be required to delay, limit, or discontinue one or more of our clinical programs, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If Foralumab receives regulatory approval in multiple indications with differing pricing or reimbursement levels, physicians may prescribe the lower-priced approved formulation for off-label use in higher-priced indications, which could materially reduce our revenues.

If Foralumab is approved for more than one indication, the approved products may be priced differently across those indications. In such circumstances, physicians may elect to prescribe the formulation approved for a lower-priced indication for use in patients who would otherwise be treated under a higher-priced indication, even where such prescribing constitutes off-label use. We would have limited ability to prevent or control such prescribing practices. Off-label prescribing of a lower-priced approved formulation of Foralumab in place of a higher-priced approved formulation could significantly reduce the revenues we are able to generate from the higher-priced indication, undermine our pricing strategy across our product portfolio, and adversely affect our ability to achieve or sustain profitability.

Risks Related to Our Financial Position and Need for Capital

We have incurred net losses in every year since our inception. We anticipate that we will continue to incur losses for the foreseeable future and may never achieve or maintain profitability.

We are a clinical stage biotechnology company with a limited operating history. Since our inception in May 2013, we have incurred significant net losses. Our net losses were $18.4m, $11.9m and $17.7m for the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, we had an accumulated loss of $163.1m We have devoted substantially all of our efforts to research and development of our product candidates, including clinical development of our lead product candidate, Foralumab, as well as to building out our management team and infrastructure. We expect that it could be several years, if ever, before we have a commercialized product candidate. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our shareholders’ equity and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:

●	continue research and development of foralumab, including the initiation of a clinical trial with nasally administered foralumab in patients with secondary progressive multiple sclerosis (SPMS), develop a program for intranasal administration of foralumab for the treatment or prevention of Type 1 Diabetes (T1D), investigate intranasal foralumab for the treatment of Long COVID, study intranasal foralumab in patients with mild to moderate Alzheimer’s Disease and potentially study intranasal foralumab in rare Orphan pediatric diseases when funding becomes available.

●	cGMP manufacturing of anti-IL6R mAb drug substance and drug product for treatment Interstitial lung disease associated with systemic sclerosis (SSc-ILD) is complete. An IND to conduct a Phase 1 clinical trial was submitted in December 2021

●	manufacture our product candidates in accordance with current good manufacturing practices, or cGMP, for clinical trials or potential commercial sales;

●	establish a sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain marketing approval;

●	develop, maintain, expand and protect our intellectual property portfolio;

●	identify, assess, and acquire or in-license other product candidates and technologies;

●	secure, maintain or obtain freedom to operate for any in-licensed technologies and products;

●	address any competing technological and market developments; and

●	expand our operations in the United States and Europe.

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

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern, and we may be unable to continue our operations.

We are a clinical-stage biotechnology company and have incurred significant net losses since inception. Our independent auditors, PKF Littlejohn LLP, have included a going concern emphasis of matter paragraph in their audit report, and the our cash flow projections indicate we will not be able to meet our liabilities as they fall due within the next 12 months without securing additional funding.

We are taking steps to address this, including possible deferral of existing liabilities, cost reductions, and the raising of additional equity. In January 2026, we raised approximately $8.6 million in a registered direct offering, and we have an at-the-market offering program in place with Jefferies LLC. However, there can be no assurance that these measures will generate sufficient funds. If we are unable to raise adequate capital in a timely manner, we may be required to curtail or discontinue one or more of our clinical programs or cease operations entirely, and holders of our ordinary shares could lose all or a substantial portion of their investment.

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

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct our preclinical studies and clinical trials and to monitor and manage data for our ongoing preclinical and clinical programs. In engaging these third parties, we typically have to, and expect to have to, negotiate budgets and contracts, which may result in delays to our development timelines and increases costs. Additionally, there is a limited number of qualified third-party service providers that specialize or have the expertise required to achieve our business objectives, and so it may be challenging to find alternative investigators or CROs, or do so on commercially reasonable terms. We rely on these parties for execution of our preclinical studies and clinical trials, and control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on these third parties does not relieve us of our regulatory responsibilities. We and our third-party contractors and CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area and comparable foreign regulatory authorities (including the Medicines and Healthcare products Regulation Agency (“MHRA”) in the United Kingdom) for all of our product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we fail to exercise adequate oversight over any of our CROs or if we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, EMA, MHRA or other regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon a regulatory inspection of us or our CROs or other third parties performing services in connection with our clinical trials, such regulatory authority will determine that any of our clinical trials complies with GCP regulations. In addition, our clinical trials must be conducted with product produced under applicable cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

Any of these events could lead to clinical trial delays or failure to obtain regulatory approval or impact our ability to successfully commercialize any of our product candidates. Some of these events could be the basis for FDA, EMA, MHRA or other regulatory authority action, including injunction, recall, seizure or total or partial suspension of product manufacture.

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

We do not directly control the manufacturing of, and are completely dependent on, our CMOs for compliance with cGMP requirements. If our CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA, MHRA or other regulatory authorities, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no direct control over the ability of our CMOs to maintain adequate quality control, quality assurance and qualified personnel. Furthermore, all of our CMOs are engaged with other companies to supply and/or manufacture materials or products for such companies, which exposes our CMOs to regulatory risks for the production of such materials and products. As a result, failure to meet the regulatory requirements for the production of those materials and products may generally affect the regulatory clearance of our CMOs’ facilities. Our failure, or the failure of third parties, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products and product candidates.

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

Many of our potential competitors, alone or with their strategic partners, have substantially greater financial, technical and other resources, such as larger R&D, clinical, sales and marketing and manufacturing organizations. These third parties also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our products. In addition, mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product candidate that we may develop. Competitors also may obtain FDA, EMA, MHRA or other regulatory approval for their products more rapidly or earlier than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

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

Our product candidates are at varying stages of development, and we may never have a product that is commercially successful. To date, we have no product authorized for marketing. Due to the inherent risk in the development of pharmaceutical products, we may never successfully complete development and commercialization of any of our product candidates. Even with the requisite approvals from the FDA, EMA, MHRA and other regulatory authorities internationally, the commercial success of our product candidates will depend, in part, on the acceptance of physicians, patients and third-party payors of our product candidates as medically necessary, cost-effective and safe. Any product that we commercialize may not gain acceptance by physicians, patients, third-party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. Even if some product candidates achieve market acceptance, the market may not prove to be large enough to allow us to generate significant revenues. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on several factors, including:

●	the effectiveness and safety of our product candidates as demonstrated in clinical trials;

●	the potential and perceived advantages of our product candidates over alternative treatments;

●	the availability and cost of treatment relative to alternative treatments;

●	changes in the standard of care for the targeted indications for any product candidate;

●	the willingness of physicians to prescribe, and the target patient population to try, new therapies;

●	the prevalence and severity of any side effects;

●	product labeling or product insert requirements of the FDA, EMA, MHRA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;

●	the timing of market introduction of competitive products;

●	sales, distribution and marketing support;

●	publicity concerning our product candidates or competing products and treatments;

●	potential product liability claims;

●	any restrictions on the use of our products together with other medications; and

●	favorable third-party payor coverage and adequate reimbursement.

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

There is significant uncertainty related to third-party coverage and reimbursement of newly approved products. In the United States, third-party payors, including government payors such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered and reimbursed. The Medicare and Medicaid programs increasingly are used as models for how private payors develop their coverage and reimbursement policies. However, no uniform policy of coverage and reimbursement exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement. It is difficult to predict what the Centers for Medicare and Medicaid Services, or CMS will decide with respect to coverage and reimbursement for fundamentally novel products such as ours, as there is no body of established practices and precedents for these types of products. Moreover, reimbursement agencies in Europe may be more conservative than the CMS. For example, several cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain European Union, or EU, member states, or Member States. It is difficult to predict what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

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

The financial obligations arising under our in-license agreements represent a significant and recurring cost to our business. We are obligated to pay upfront license fees, annual maintenance fees, milestone payments and royalties under our existing license agreements with Novimmune SA and The Brigham and Women's Hospital, Inc., among others. These payment obligations arise regardless of whether our product candidates ultimately receive regulatory approval or achieve commercial success. In particular:

Milestone payments. We are obligated to make substantial milestone payments upon the achievement of specified clinical and regulatory development milestones, including upon the enrollment of patients in Phase 1, Phase 2 and Phase 3 clinical trials and upon the first commercial sale of a licensed product. Under our license agreement with The Brigham and Women's Hospital, Inc., for example, we are obligated to make milestone payments of up to $5.4 million in the aggregate. Under our license agreement with Novimmune SA relating to Foralumab (TZLS-401), we are obligated to make additional milestone payments to Bristol-Myers Squibb Company pursuant to the sublicense arrangements. These milestone obligations will require us to expend significant capital at critical stages of our development programs, which may coincide with periods when our cash resources are limited and when we are seeking to raise additional financing. The obligation to fund milestone payments may divert capital from other uses, including the conduct of clinical trials, and may adversely affect our ability to advance our product candidates on a timely basis.

Royalty obligations. We are obligated to pay royalties on net sales of any licensed products that we commercialize, including a low-single-digit percentage royalty on net sales of products covered by our Novimmune CD3 and Novimmune IL-6R license agreements, as well as a low-single-digit royalty on net sales under our license agreement with The Brigham and Women's Hospital, Inc. These royalty obligations will reduce the net revenues we are able to retain from any commercial sales of our product candidates, if approved, and may adversely affect our ability to achieve or sustain profitability. The royalty rates payable under our license agreements are in addition to any royalties or other amounts that may be owed to Bristol-Myers Squibb Company pursuant to the sublicense arrangements underlying our Novimmune licenses, which further reduces the economic benefit we are able to derive from commercialization of our licensed product candidates.

Annual maintenance and diligence costs. We are obligated to pay annual maintenance fees and to reimburse our licensors for ongoing patent prosecution and maintenance costs with respect to the licensed patent portfolios. These costs are incurred on a recurring basis regardless of the stage of development of our product candidates and regardless of whether any licensed patents ultimately provide meaningful commercial protection. We are also obligated to satisfy diligence obligations, including the payment of diligence fees to Bristol-Myers Squibb Company in connection with the Foralumab program, which have been recorded in our financial statements. The aggregate financial burden of our in-license obligations is substantial relative to our current financial resources. As a pre-revenue company, we are required to fund these obligations from our existing cash resources or from the proceeds of future equity or debt financings. There can be no assurance that we will have sufficient capital to satisfy our in-license payment obligations as they become due, or that we will be able to raise additional capital on acceptable terms, or at all, when needed to fund such obligations. If we are unable to meet our payment obligations under our license agreements, our licensors may have the right to terminate the relevant licenses, which would prevent us from developing or commercializing the affected product candidates and could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Changes in either the patent laws or interpretation of patent laws in the U.S. and worldwide, including patent reform legislation such as the Leahy-Smith America Invents Act (the “Leahy-Smith Act”), could increase the uncertainties and costs surrounding the prosecution of our patent applications and the maintenance, enforcement or defense of any issued patents we may own or in-license in the future. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art, provide more efficient and cost-effective avenues for competitors to challenge the validity of patents, and enable third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent at USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Assuming that other requirements for patentability are met, prior to March 2013, in the U.S., the first to invent the claimed invention was entitled to the patent, while outside the U.S., the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith Act, the U.S. transitioned to a first-to-file system in which, assuming that the other statutory requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. As such, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of patents to issue, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

If we or our third-party manufacturers fail to comply with applicable cGMP regulations, the FDA, EMA, MHRA and other regulatory authorities can impose regulatory sanctions including, among other things, refusal to approve a pending application for a new product candidate or suspension or revocation of a pre-existing approval. Such an occurrence may cause our business, financial condition, results of operations and prospects to be harmed.

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

We currently rely on a single contract manufacturing organization for our product candidates, and the loss of any such sole source manufacturer could materially disrupt our clinical development programs and harm our business.

We currently rely on a single CMO for the manufacture of each of our product candidates. We do not maintain a backup or alternative manufacturing source for any of our product candidates. If our sole source CMO for any product candidate becomes unable or unwilling to supply clinical or commercial quantities of such product candidate, we would have no immediately available alternative source of supply. In such circumstances, we would be required to identify, qualify and engage a replacement manufacturer, a process that is time-consuming, costly and highly uncertain. Qualifying a new CMO for a biologic product such as Foralumab requires, among other things, technology transfer, process validation, analytical method transfer and the demonstration of comparability between material produced by the new manufacturer and material produced by the prior manufacturer. This process can be lengthy and may require us to conduct additional clinical studies to demonstrate that product manufactured by the new CMO is clinically comparable to product manufactured by the prior CMO.

In addition, any replacement manufacturer would be required to obtain regulatory approval of its manufacturing facilities and processes before it could supply product for use in our clinical trials or for commercial sale. The FDA, EMA and other regulatory authorities must inspect and approve any new manufacturing facility, and there can be no assurance that any such approval would be obtained in a timely manner, or at all. A prolonged interruption in the supply of any of our product candidates could delay or suspend our ongoing or planned clinical trials, impair our ability to meet regulatory submission timelines and, if any of our product candidates receive marketing approval, prevent us from supplying commercial quantities of such product.

The risk of supply interruption is further heightened by the specialized nature of biologics manufacturing. Foralumab is a fully human anti-CD3 monoclonal antibody, and the manufacture of such biologics requires highly specialized expertise, equipment and facilities that are not widely available. There is a limited number of CMOs with the technical capability and regulatory track record required to manufacture biologics of this complexity. As a result, even if we were able to identify a potential replacement manufacturer, we may be unable to engage such manufacturer on commercially reasonable terms, or at all, and the transition to a new manufacturer could be significantly more difficult and costly than anticipated.

Any interruption in the supply of our product candidates, or any failure by our sole source CMO to manufacture our product candidates in accordance with applicable regulatory requirements, could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA, the MHRA or the EMA from approving another marketing application for a product that constitutes the same drug treating the same indication for that marketing exclusivity period, except in limited circumstances. If another sponsor receives such approval before we do (regardless of our orphan drug designation), we will be precluded from receiving marketing approval for our product for the applicable exclusivity period. The applicable period is seven years in the United States and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

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

In addition, the FDA’s policies, and those of the EMA, MHRA and other regulatory authorities, may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would negatively impact our business, financial condition, results of operations and prospects.

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

As part of its marketing authorization process, both the EMA and MHRA may grant marketing authorizations for certain categories of medicinal products on the basis of less complete data than is normally required, when doing so may meet unmet medical needs of patients and serve the interest of public health. In such cases, it is possible for the Committee for Medicinal Products for Human Use, or CHMP, to recommend the granting of a marketing authorization, subject to certain specific obligations to be reviewed annually, which is referred to as a conditional marketing authorization.

This may apply to medicinal products for human use that fall under the jurisdiction of the EMA or MHRA, including those that aim at the treatment, the prevention, or the medical diagnosis of seriously debilitating or life-threatening diseases and those designated as orphan medicinal products.

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

For example, in 2010, the Affordable Care Act, or the ACA, was enacted in the United States. Among other provisions, the ACA established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; expanded the entities eligible for discounts under the 340B drug pricing program; increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare & Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA.

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

 In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, beginning April 1, 2013, Medicare payments to providers were reduced under the sequestration required by the Budget Control Act of 2011, which will remain in effect through the 2032 fiscal year, unless additional Congressional action is taken. Additionally, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers. On March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminated the statutory cap on drug manufacturers’ Medicaid drug rebate liability, beginning January 1, 2024. The rebate was previously capped at 100% of a drug’s average manufacturer price. Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient assistance programs, and reform government program reimbursement methodologies for products.

Most significantly, the Inflation Reduction Act, or the IRA, was enacted in 2022. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare, with prices that can be negotiated subject to a cap (with resulting prices for the initial ten drugs first effective in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), redesigns the Medicare Part D benefit (beginning in 2025), and replaces the Part D coverage gap discount program with a new discounting program (which began on January 1, 2025). Under the IRA, small molecule drugs and biologics that otherwise qualify for selection first become eligible for price negotiation seven and eleven years, respectively, after U.S. FDA approval. The IRA permits the Secretary of Health and Human Services, or HHS, to implement many of these provisions through guidance, as opposed to regulation, for the initial years. CMS published the negotiated prices for the initial ten drugs, which went into effect in January 2026, and for the subsequent 15 drugs, which will first be effective in 2027, as well as the next 15 drugs that will be subject to price negotiation. Each year thereafter, more Part B and Part D products will become subject to the HHS price negotiation program. HHS has issued and will continue to issue guidance implementing the IRA, although the program is currently subject to legal challenges. While the impact of the IRA on us and the pharmaceutical industry cannot yet be fully determined, it is likely to be significant. Additional drug pricing proposals could appear in future legislation.

The One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid, which could adversely affect our sales of any product candidate that we commercialize. The Trump administration is also pursuing a two-fold strategy to reduce drug costs in the U.S. While it is unclear whether and how the Trump proposals will be implemented, the Trump policies are likely to have a negative impact on the pharmaceutical industry and on our ability to receive adequate revenues for our product candidates, if approved. On the one hand, President Trump has threatened to impose significant tariffs on pharmaceutical manufacturers that do not adopt pricing policies such as most favored nation pricing, which would tie the price for drugs in the U.S. to the lowest price in a group of other countries. In response, multiple manufacturers have reportedly entered into confidential pricing agreements with the federal government. On the other hand, the Trump administration is pursuing traditional regulatory pathways to impose drug pricing policies, although final regulations have not yet been published. Even regulatory proposals or executive actions that are ultimately deemed unlawful could negatively impact the U.S. pharmaceutical sector and our business. In addition, pharmaceutical pricing and marketing has long been the subject of considerable discussion in Congress and among policymakers, and it is possible that Congress could enact additional laws that negatively affect the pharmaceutical industry.

At the state level, state governments have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure, drug price reporting and other transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Some states have enacted legislation creating so-called prescription drug affordability boards with the goal of imposing price limits on certain drugs in these states, and at least one state board is imposing an upper payment limit. States are also seeking to implement general, across the board price caps for pharmaceuticals, or are seeking to regulate drug distribution. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for any of our current and future product candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, financial condition, results of operations and prospects.

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

The Proposed Rule has not yet been enacted, and it is unclear whether it will be enacted in the future.

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

As a data controller, we are accountable for any third-party data service providers we engage to process personal data on our behalf. We attempt to address the associated risks by performing security assessments, detailed due diligence and regularly performing privacy and security reviews of its vendors and requiring all such third-party providers with data access to sign agreements, including business associate agreements, and where required under EU or UK law, obligating them to only process data according to our instructions and to take sufficient security measures to protect such data. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third-party processors could have a material adverse effect on our business and result in the fines and penalties outlined above. We are also subject to evolving European privacy laws on electronic marketing and cookies. The UK government made targeted amendments to its data protection regime in the Data (Use and Access) Act 2025, which entered into force in August 2025. Compliance with these and any other applicable privacy, data protection and cybersecurity laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with new and evolving laws and regulations. Further, many privacy, data protection, and cybersecurity regimes are evolving and are inconsistent across jurisdictions. If we fail, or are alleged to fail, to comply with any such laws or regulations, we may face regulatory inquiries, investigations, and other proceedings, private claims and litigation, and significant fines and penalties that could adversely affect our business, financial condition and results of operations. In addition, states are constantly adopting new laws or amending existing laws, requiring attention to frequently changing regulatory requirements.

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

At December 31, 2025, we had 3 full-time employees, who were engaged in R&D activities. If we are successful in executing our business strategy, we will need to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our R&D activities and, in the longer term, build a commercial infrastructure to support commercialization of any of our product candidates that are approved for sale. Future growth would impose significant added responsibilities on members of management and, to a potentially significant extent, divert our management and business development resources away from their current uses. It is likely that our management, finance, development personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and any future product candidates requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas, to attract and retain sufficient numbers of talented employees and to expand the group of contractors we use.

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

Wars, terrorist attacks and regional conflicts can destabilize economies, disrupt supply chains and drive up energy and raw material costs. The Russia-Ukraine war, ongoing since February 2022, has led to sanctions, trade restrictions and heightened regional uncertainty. Any expansion of the conflict could further impact our European operations and increase costs. In October 2023, the Israel-Hamas war escalated tensions in the Middle East, creating regional instability and market uncertainty this was compounded when the United States and Israel launched coordinated military operations against the Iranian regime on 28 February 2026. The action, focused on the regime’s nuclear facilities, military infrastructure, and leadership. Iran has launched sustained waves of ballistic missiles and drones targeting Israeli population centers as well as U.S. military positions across the region. Iran has made counter-attacks across the Gulf, targeting or impacting multiple Gulf Cooperation Council states—including Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and the United Arab Emirates—striking energy infrastructure, civilian areas, and locations near U.S. military installations and effectively closing shipping routes via the Strait of Hormuz, the main route for the export of oil and gas for many Gulf States. Although we have no direct operations in these countries and are not directly reliant on oil and gas, the conflicts remains ongoing and their long-term economic and regional geopolitical effects are unpredictable. Such conflicts, along with future geopolitical crises, could disrupt financial markets, weaken supply chains and increase political and social instability. These risks may also amplify the impact of other uncertainties outlined in this Annual Report, further affecting our business, operations and financial performance.

Global economic uncertainty, rising interest rates, geopolitical conflicts, trade restrictions and U.S. tariffs on imported goods could adversely impact our business, financial condition and results of operations.

Our operations are subject to global economic volatility, including inflation, high energy costs and tightening monetary policies. In 2022, central banks in the U.S., U.K. and Eurozone raised interest rates significantly, increasing financing costs and limiting access to capital. Whilst interest rates are now experiencing a recent downward trend, conflict in the Middle East (which has the potential to accelerate energy price inflation) may end this downward trend temporarily or permanently. This could affect our ability to invest in R&D or fund expansion initiatives. We are exposed to trade policy risks, including tariffs and import restrictions. If the U.S. government imposes new tariffs, duties or trade barriers on life sciences products, raw materials or components our costs could increase and our business could be impacted.

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

Government shutdowns or prolonged lapses in federal appropriations could materially delay or disrupt our regulatory submissions, clinical trial operations and research funding.

The operations of the FDA and other U.S. federal agencies upon which we depend are funded through annual congressional appropriations. In the event that the U.S. Congress fails to enact appropriations legislation or a continuing resolution prior to the expiration of the prior fiscal year's funding, the federal government may experience a lapse in appropriations, commonly referred to as a government shutdown, during which federal agencies are generally required to cease all non-essential operations and furlough non-essential personnel.

A government shutdown could materially and adversely affect our business in a number of ways. The FDA may be unable to accept, review or act upon new or pending regulatory submissions. Although the FDA has historically maintained certain mission-critical functions during prior shutdowns, including activities funded by user fees, there can be no assurance that the FDA will maintain adequate staffing levels or processing timelines during any future shutdown. In addition, a shutdown could disrupt or delay the operations of the NIH and other federal agencies that provide grant funding to academic and research institutions with which we collaborate, including Brigham and Women's Hospital, and could delay the processing of applications for orphan drug designation, fast track designation or breakthrough therapy designation.

Government shutdowns have occurred with increasing frequency in recent years, and we cannot predict the likelihood, duration or scope of any future shutdown. Even a brief shutdown could cause meaningful disruption to our regulatory and development activities, and a prolonged shutdown could have a more severe and lasting impact on our business, financial condition, results of operations and prospects.

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

The market prices of our common shares on the Nasdaq Capital Market may be volatile and fluctuate substantially. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, holders our common shares may not be able to sell their common shares at or above the price at which they were purchased. The market price for the common shares may be influenced by many factors, including:

●	the success of competitive products or technologies;

●	results of clinical trials of Foralumab, an anti-IL6R mAb (TZLS-501) and any other future product candidate that we develop;

●	results of clinical trials of product candidates of our competitors;

●	changes or developments in laws or regulations applicable to Foralumab, an anti-IL6R mAb (TZLS-501) and any other future product candidates that we develop;

●	our entry into, and the success of, any collaboration agreements with third parties;

●	developments or disputes concerning patent applications, issued patents or other proprietary rights;

●	the recruitment or departure of key personnel;

●	the level of expenses related to any of our product candidates or clinical development programs;

●	the results of our efforts to discover, develop, acquire or in-license additional product candidates, products or technologies;

●	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

●	variations in our financial results or those of companies that are perceived to be similar to us;

●	market conditions in the biotechnology and pharmaceutical sectors;

●	general economic, industry and market conditions;

●	the trading volume of our common shares on the Nasdaq Capital Market; and

●	the other factors described in this “Risk Factors” section.

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

We are a Bermuda exempted company. Our Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda (the “Companies Act”) govern our affairs. While many provisions of the Companies Act resemble provisions of the corporation laws of a number of states in the United States, Bermuda law may not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. In addition, apart from three non-executive directors, our directors and officers are not resident in the United States and all or substantially all of our assets are located outside of the United States. As a result, investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

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

As of December 31, 2023, we were no longer an “emerging growth company”, as defined in the Jumpstart Our Business Startups (JOBS) Act. While we were an emerging growth company, we took advantage of exemptions from various reporting requirements that are applicable to other public companies that are not EGCs, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404. Even though we are no longer an emerging growth company, we remain exempt from the auditor attestation requirements of Section 404 pursuant to the rules of the SEC, as we remain a non-accelerated filer. We will cease to be a non-accelerated filer if (a) the aggregate market value of our outstanding Ordinary Shares held by non-affiliates as of the last business day of our most recently completed second fiscal quarter is $75m or more and we reported annual net revenues of greater than $100m for our most recently completed fiscal year or (b) the aggregate market value of our outstanding Ordinary Shares held by non-affiliates as of the last business day of our most recently completed second fiscal quarter is $700 m or more, regardless of annual net revenues. If we cease to be non-accelerated filer, we would be subject to the requirement for an annual attestation report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting.

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

We believe that we were not a PFIC for our taxable year ended December 31, 2025 but cannot provide any assurances regarding our PFIC status for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies which in some circumstances are unclear and subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our common shares from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets may also be affected by how, and how quickly, we spend the cash we raise in any offering.

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

As a U.K. tax resident trading entity, we are subject to U.K. corporate taxation. Due to the nature of our business, we have generated losses since inception. As of December 31, 2025, we had cumulative carryforward tax losses of $86.7m. Subject to any relevant restrictions, we expect these to be available to carry forward and offset against future operating profits. As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime for small and medium-sized companies, whereby we are able to surrender the trading losses that arise from our qualifying research and development activities for a payable tax credit of up to 33.35% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects. Certain subcontracted qualifying research expenditures are eligible for a cash rebate of up to 21.67%. The majority of our pipeline research, clinical trials management and manufacturing development activities are eligible for inclusion within these tax credit cash rebate claims. Our ability to continue to claim payable research and development tax credits in the future may be limited because we may no longer qualify as a small or medium-sized company.

We may benefit in the future from the United Kingdom’s “patent box” regime, which allows certain profits attributable to revenues from patented products to be taxed at an effective rate of 10%. We are the exclusive licensee or owner of several patent applications which, if issued, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be taxed at this tax rate. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term lower rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the U.K. research and development tax credit regime or the “patent box” regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards, our tax liability may increase, which could adversely affect our results of operations and financial condition.

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

Our agent for service of process in the United States is Tiziana Therapeutics, Inc, 8th Floor, 535 Boylston Street, Boston, Massachusetts 02116.

B. Business Overview

Overview

We are a NASDAQ listed (NASDAQ:TLSA) clinical stage biotechnology company that specializes in the developing transformative therapies for neurodegenerative and neuroinflammatory diseases. Our clinical pipeline includes drug assets for Non-Active Secondary Progressive Multiple Sclerosis, Multiple System Atrophy, Alzheimer’s, and Amyotrophic lateral sclerosis. Tiziana is led by a team of highly qualified executives with extensive drug development and commercialization experience.

Our mission is to design and deliver next generation immunotherapies for neurodegenerative and neuroinflammatory diseases.

We employ a lean and virtual research and development, or R&D, model using highly experienced teams of experts for each business function to maximize value accretion by focusing resources on the drug discovery and development processes.

Our lead immunotherapeutic candidate, Foralumab (TZLS-401), is being developed for Non-Active Secondary Progressive Multiple Sclerosis, Alzheimer’s and other CNS indications. Foralumab is the only fully human anti-CD3 monoclonal antibody under clinical development and is expected to minimize adverse immune responses in patients. We in-licensed the intellectual property from Novimmune SA, or Novimmune, in December 2014, as a potential treatment for neurodegenerative diseases such as Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS), Alzheimer’s disease, Multi system Atrophy (MSA) and Amyotrophic lateral sclerosis (ALS). On November 10, 2022, Tiziana announced a short-term focus on administration of intranasal foralumab for treatment of neurodegenerative diseases, especially na-SPMS, based on positive clinical findings of Expanded Access (EA) SPMS patients at Brigham and Women’s Hospital treated with intranasal foralumab for up to 1 year. As the only fully human anti-CD3 mAb in clinical development, Foralumab has significant potential advantages such as a shorter treatment duration, reduced dosing frequency, convenience of intranasal administration, and reduced immunogenicity. We believe intranasal administration of Foralumab has the potential to reduce inflammation while minimizing the toxicity and related side effects.

Foralumab is being developed as an immunomodulatory agent, with therapeutic benefits of rendering T-cells unable to orchestrate an immune response and induction of immune tolerance via maintenance of regulatory T-cells. There is further potential for Foralumab to be combined with the Company’s TZLS-501, a fully human anti-IL-6R mAB in development to target autoimmune and inflammatory diseases.

As announced in 2022, all other assets have been temporarily deprioritized to focus resources on Tiziana’s lead asset, Foralumab.

Our Competitive Strengths

Our mission is to bring breakthrough therapies to patients with the aim of treating Non-Active Secondary Progressive Multiple Sclerosis, Alzheimer’s, ALS and other neuroinflammatory and neurodegenerative indications to optimize health outcomes. We believe the following strengths will allow us to continue to pursue this mission:

●	Advanced, novel pipeline. We have an advanced pipeline of novel and proprietary drug candidates, including antibodies and small molecules, to address high unmet medical needs in the neuroinflammatory and neurodegenerative markets with significant commercial potential.

●	Proprietary technology. Our proprietary technology enables the development of alternative routes of administration of antibodies, including oral delivery. We believe that oral and nasal routes of delivery will alleviate the significant time and cost burden associated with other routes of administration, including intravenous delivery.

●	Broad and engaged network of experts. Our strong relationships with key opinion leaders contribute to our clinical development efforts and position us well to support our products, if approved. Dr. Napoleone Ferrara, Dr. Arun Sanyal, Dr. Kevan Herold, and Dr. Howard Weiner are among the thought leaders on our scientific advisory committee.

●	Specialized expertise and focus on oncology and inflammation. Our management team has considerable experience translating technologies from bench to market, and managing the global administration of clinical trials.

●	Strong intellectual property and know-how. We believe our proprietary intellectual property portfolio, in-licensed from Novimmune, provides us with a substantial competitive advantage for the commercial development of small molecule NCEs, and biologics, as well as expanded possibilities for new development programs in the future. We have retained the worldwide development and commercialization rights to all of our product candidates. We have submitted additional patent applications to further strengthen our intellectual property.

●	Lean research and development model, designed to maximize value. We employ a lean and virtual R&D model using highly experienced teams of experts for each business function to maximize value accretion by focusing resources on the drug discovery and development processes.

Our Strategy

Our goal is to become a leading biotechnology company focused on developing and delivering therapies and related diagnostics for neuroinflammatory and neurodegenerative indications. The key elements of our strategy to achieve this goal are to:

●	Advance the clinical development of intranasally-administered Foralumab for treatment of neurodegenerative diseases, particularly non-active secondary progressive multiple sclerosis (na-SPMS), Alzheimer’s Disease (AD), amyotrophic lateral sclerosis (ALS) and Multi System Atrophy (MSA). Tiziana will continue to supply foralumab for intranasal treatment of EA patients at Brigham and Women’s Hospital and has initiated Phase 2a clinical trials for the treatment of na-SPMS patients, MSA patients and Alzheimer’s patients. In addition, a Phase 2 clinical trial evaluating intranasal foralumab in ALS patients has been accepted for inclusion in the ALS MyMatch Program at the Sean M. Healey & AMG Center for ALS at Mass General Brigham, with enrollment underway at multiple sites within the NEALS Consortium.

The following programs have been deprioritised to focus Tiziana’s clinical development efforts on intranasal foralumab for treatment of SPMS and other neurodegenerative disease.

●	Development of our product candidate, TZLS-501, a fully human mAb targeting the IL-6 receptor (a biological mAb which may control the proteins involved in cell signaling relevant to many inflammatory diseases and cancers), for treatment of inflammatory and oncology indications especially SSc-ILD. Additional cGMP manufacturing and IND-enabling GLP safety toxicology studies in Cynomolgus monkeys, have been completed evaluation/qualification of hand-held nebulizers for pulmonary administration of TZLS-501 for SSc-ILD treatment have been completed.

The following activities will continue to be pursued aggressively:

●	Continue development of platform drug delivery technologies that provide competitive advantage over existing approved products, e.g. inhalation delivery and nasal delivery of mAbs.

●	Continue to leverage relationships with key opinion leaders to promote clinical trial success and enhance future commercialization.

●	Opportunistically identify and acquire or in-license complementary product and technology candidates.

●	Seek orphan drug, fast track or breakthrough designation for our product candidates where warranted and exploit flexible drug development pathways where feasible within such contexts of rare to ultra-rare orphan diseases.

Our Product Candidates

Our product candidate pipeline is set forth below:

DEVELOPMENT PIPELINE

Foralumab (TZLS-401 formerly known as NI-0401)

We believe Foralumab is the only fully human anti-CD3 mAb in clinical development, in contrast to the previous non-human or humanized anti-CD3 mAbs. Foralumab targets the CD3 epsilon (CD3ε) receptor, which is a recognized approach for modulating T-Cell response and achieving immunosuppression/immunomodulation. We believe Foralumab could have broad application to autoimmune and inflammatory diseases, such as inflammatory bowel disease such as na-SPMS, ALS, MSA, Alzheimers, Crohn’s disease, type-1 diabetes (T1D) psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. In July 2017, we announced publication of a research article in, Clinical Immunology, entitled: “Oral treatment with Foralumab, a fully human anti-CD3 mAb, prevents skin xenograft rejection in humanized mice.” We believe this is the first-ever published report demonstrating the potential of oral therapy with Foralumab for inflammatory diseases and is based on the landmark discovery by Prof. Howard Weiner of Harvard University, one of our Scientific Advisory Committee members.

On April 16, 2018, Tiziana entered into an exclusive license agreement with The Brigham and Women’s Hospital, Inc. relating to a novel formulation of Foralumab dosed in a medical device for nasal administration. An investigational new drug application (IND) for the first-in-human evaluation of the nasal administration of Foralumab in healthy volunteers for progressive multiple sclerosis indication was filed in the second quarter of 2018. Subsequent to IND approval, a single-site, double-blind, placebo-controlled, dose-ranging Phase 1 trial with nasally administered Foralumab at 10, 50 and 250 µg per day, consecutively for 5 days to evaluate biomarkers of immunomodulation of clinical responses was initiated in November 2018. The trial conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA, in healthy volunteers. 18 subjects received Foralumab treatment and 9 patients received placebo. The study was completed in September 2019. Phase 1 clinical data demonstrated that nasally administered Foralumab, was well-tolerated and no drug-related safety issues were reported at any of the doses. No drug-related changes were observed in vital signs among subjects at predose, during treatment and at discharge. The mean blood pressure (BP) during the 5 days of treatment were; Cohort A (10 µg/d):124/73, Cohort B (50 µg/d): 119/67 and Cohort C (250 µg/d):113/65 compared to placebo:118/67). Heart rates, respiratory rates and oral temperatures were unchanged among the 3 cohorts compared to the placebo. Nasally administered Foralumab at the 50 µg dose suppressed cytotoxic CD8+ as well as perforin secreting CD8+ cells, which have been implicated in neurodegeneration in multiple sclerosis (MS). Treatment at 50 ug stimulated production of anti-inflammatory cytokine IL-10 and suppressed production of pro-inflammatory cytokine IFN-γ. Taken together, the treatment showed significant positive effects on the biomarkers for activation of mucosal immunity, which are capable of inducing site-targeted immunomodulation to elicit anti-inflammatory effects. Based on the results we initiated a Phase 2 trial in non-active secondary progressive MS (na-SPMS) patients starting in Q3 2023.

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

Tiziana initiated a Phase 1b clinical trial in Crohn’s disease patients to evaluate oral capsules of foralumab, a fully human anti-CD3 monoclonal antibody. The revised protocol allowed for the study of a broader patient population and a shorter dosing period. These protocol amendments or revisions were intended to expedite patient enrollment with study completion targeted for the fourth quarter of 2022. This study was to be the first multiple-dose study with orally administered enteric-coated capsules of foralumab in patients with Crohn’s disease. Due to the refocus of the Company subsequent to the first six months of 2022, this study has been withdrawn to focus on nasal administration studies for the na-SPMS indication.

A collaborative clinical study was initiated on November 2, 2020, investigating nasally administered Foralumab either alone or in combination with orally administered dexamethasone in COVID-19 patients in Brazil. In view of the importance and urgency, scientific teams at the Harvard Medical School, Santa Casa de Misericórdia de Santos Hospital (Jabaquara, Santos, Brazil) and at our company closely collaborated to facilitate initiation of this study in expedited time frames. The clinical trial was coordinated by the team at INTRIALS, a leading, full-service Latin America Clinical Research Organization, (CRO) based in Sao Paulo City, Brazil. The trial was completed in January 2021. This trial, the first-ever trial on nasal administration of Foralumab for treatment of COVID-19, is of enormous significance because the underlying scientific approach is to modulate immune system, which is dysregulated and crippled to protect against the virus. All treatments were well-tolerated. There were no grade 3 or 4 severe adverse events (“SAEs”) in any of the cohorts. The CT scans of the lungs showed the improvement was approximately double that shown in patients treated with Foralumab as compared to those in the control group.   The results of the study were published in the peer-reviewed journal, Frontiers in Immunology entitled “Nasal Administration of Anti-CD3 Monoclonal Antibody (Foralumab) Reduces Lung Inflammation and Blood Inflammatory Biomarkers in Mild to Moderate COVID-19 Patients: A Pilot Study” in August 2021. The study served as “proof of concept” that nasal administration of foralumab could be used to treat systemic inflammatory response related to COVID infection, long-COVID syndromes, and could be used for treatment of other systemic inflammatory diseases. The Company has refocused development of Foralumab for treatment of Crohn’s disease (oral treatment) and progressive MS (nasal treatment) utilizing site specific delivery technologies to limit systemic exposure of foralumab which achieving local delivery to inflamed tissue. Further development has been paused because of the Company’s refocus on administration of nasal foralumab for SPMS and other neurodegenerative diseases.

Multiple Sclerosis

MS is an inflammatory-mediated demyelinating disease of the human central nervous system. The disease develops in young adults with a complex predisposing genetic trait and most likely involves an environmental insult such as a viral infection to trigger the disease. The activation of CD4+ autoreactive T cells and their differentiation are crucial initial steps in the progression of this disease. The therapeutic use of monoclonal antibodies was initially viewed with great skepticism owing to the high rates of sensitization against mouse proteins, their pharmacokinetic properties, and the difficulties in their production. However, most of these problems have been overcome, and monoclonal antibodies are now among the most widely used and promising therapies for MS.

The innate immune system plays a central role in the chronic central nervous system inflammation that drives neurological disability in progressive forms of multiple sclerosis, for which there are few effective treatments. The mucosal immune system is a unique tolerogenic organ that provides a physiological approach for the induction of regulatory T cells. Nasal administration of CD3-specific antibody ameliorates disease in a progressive animal model of multiple sclerosis. This effect is IL-10-dependent and is mediated by the induction of regulatory T cells that share a similar transcriptional profile to Tr1 regulatory cells and that suppress the astrocyte inflammatory transcriptional program. Treatment results in an attenuated inflammatory milieu in the central nervous system decreased microglia activation, reduced recruitment of peripheral monocytes, stabilization of the blood-brain barrier, less neurodegeneration, and decreased accumulation of neurologic disability (Mayo, 2016). Patients with non-active secondary progressive MS, demonstrate increased microglial activation that drives disease progression. These nonclinical findings suggest foralumab may be a new therapeutic approach for the treatment of progressive forms of multiple sclerosis. Based on this work, we hypothesize that nasal foralumab will slow disability accumulation and microglial activation measured by PET imaging in non-active secondary progressive multiple sclerosis. Eight patients with non-active SPMS have been treated for 12 or more months with either stabilization or improvement seen, and no clinically significant adverse events.

Binding of foralumab to the T-cell receptor complex, through the nasal route, results in suppression of effector T-cells involved in various inflammatory and autoimmune diseases along with a reduction in inflammatory cytokines and increase in Tregs anti inflammatory cytokines resulting in site-targeted immunomodulation.

Foralumab: Mechanism of Action[1,2]

Patient inhales the antibody intranasally

Binding of foralumab to the T-cell receptor complex in cervical lymph node

Tregs are then created and activated

These created Tregs then cross the blood brain barrier and regulate the activated innate immune system (microglia).

[1] https://www.pnas.org/doi/10.1073/pnas.2220272120
[2] https://www.pnas.org/doi/10.1073/pnas.2309221120

1
Intranasal
Single dose
Foralumab
tiziana
LIFE SCIENCES
2
Binding
CD3/TCR complex
Uptake
T cell
3
BBB
Blood-Brain-Barrier
4
CD4+
FoxP3+
Treg
Nasal Membrane

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

In December 2025, Tiziana announced the submission of its seventh annual Development Safety Update Report (DSUR) to the U.S. Food and Drug Administration (FDA). This DSUR (September 21, 2024, to September 2, 2025), reported no drug-related serious adverse events after a cumulative exposure of 37.4 patient-years, highlighting the safety and tolerability data profile of intranasal foralumab in treating neuroinflammatory diseases, including non-active secondary progressive multiple sclerosis (naSPMS), multiple system atrophy and Alzheimer’s Disease (AD).

Key highlights from the submission included:

●	Expanded Access Program: Fourteen naSPMS patients received nasal foralumab at 50 micrograms per dose (6 days per three-week cycle) for durations from 23 weeks to 3.5 years, contributing 30.7 patient-years of exposure.

●	TILS-021 Randomized Trial and TILS-022 Open-Label Extension: In Tiziana’s naSPMS study and its extension, patients have received foralumab (50 or 100 microgram doses), for about 5.2 patient-years of exposure.

●	Single-Patient Expanded Access for AD (IND 172400): One patient with moderate Alzheimer’s Disease completed 28 weeks of treatment at 50 micrograms, adding 0.5 patient-years.

This cumulative exposure of 37.4 patient-years underscores the significant clinical experience gained with intranasal foralumab in CNS indications. Notably, no serious adverse events have been attributed to the study drug in these nasal administration studies. Adverse events reported during the period were consistent in type and frequency with previous reports. No new risks were identified that necessitated significant protocol modifications. Such safety profile, if it continues to hold in future development, bodes well for demonstration of favorable benefit-risk in therapeutic areas with high unmet needs including MS where many available therapies still arrive on the market with combination of box warnings and warnings and precautions.

The safety profile of intranasal foralumab aligns with prior studies of foralumab administered intravenously (IV) in healthy volunteers, patients with Crohn’s disease, and kidney transplant recipients. Unlike IV administration, which has been linked to infusion-related reactions seen with other anti-CD3 monoclonal antibodies, nasal delivery of foralumab has shown vastly improved tolerability, with no such issues observed. No new actions are required to address foralumab safety based on this update.

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

Phase 1 Clinical Trial of Nasally-Administered Foralumab for Treatment of Secondary Progressive Multiple Sclerosis

This Phase 1 trial, conducted at the Brigham and Women’s Hospital, Harvard Medical School, Boston, MA, was a single-site, double-blind, placebo-controlled, dose-ranging study with nasally administered Foralumab at 10, 50 and 250 µg per day, consecutively for 5 days in healthy volunteers for the treatment of progressive multiple sclerosis (pMS). 18 subjects received Foralumab treatment and 9 patients received placebo. All nasal doses were well tolerated. Biomarker analysis showed significant positive immune effects, that were most prominent in the 50 µg cohort with minimal immunomodulatory effects at the 10 µg and 250 µg doses.  Prominent results included:

●	Treatment was well-tolerated and no drug-related safety issues were reported at any of the doses.

●	No drug-related changes were observed in vital signs among subjects at predose, during treatment and at discharge. The mean blood pressure (BP) during the 5 days of treatment were; Cohort A (10 µg/d):124/73, Cohort B (50 µg/d): 119/67 and Cohort C (250 µg/d):113/65 compared to placebo:118/67). Heart rates, respiratory rates and oral temperatures were unchanged among the 3 cohorts compared to the placebo.

●	Nasally administered Foralumab at the 50 µg dose suppressed cytotoxic CD8+ as well as perforin secreting CD8+ cells, which have been implicated in neurodegeneration in multiple sclerosis (MS).

●	Treatment at 50 μg stimulated production of anti-inflammatory cytokine IL-10 and suppressed production of pro-inflammatory cytokine IFN-γ.

●	Taken together, these results suggest stimulation of Tregs that are needed to demonstrate potential efficacy in future trials.

Treatment of Expanded Access SPMS Patients at Brigham and Women’s Hospital (Boston) with Nasally-Administered Foralumab

On May 25, 2021 the Company announced that the first expanded access (EA) patient with secondary progressive multiple sclerosis (SPMS) was dosed with nasally administered Foralumab at the Brigham and Women’s Hospital (BWH), Harvard Medical School, Boston, MA. Nasal Foralumab 50 mcg (25 mcg/nostril) was administered in 3-week cycles, with 3 times/week dosing for the first 2 weeks followed by 1 week of rest period. This first-ever clinical study in SPMS patients, under an Individual Patient Expanded Access IND, was to continue for six months to evaluate routine safety, tolerability, and neurological behaviors. The study also examined microglial activation, by positron emission tomography (PET), immunological and neurodegenerative markers to assess clinical responses following the dosing regimen.

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

Prior to treatment, one patient had continued to experience worsening disease progression despite several MS therapies, including B cell depletion. The patient’s gait and limb strength had been deteriorating over the prior two years. The patient then started on intranasal foralumab, which stabilized his disease course. Tiziana also received FDA authorization to continue treating this patient for an additional 6 months to determine if 12 months of consistent treatment maintains clinical stabilization and provides sustained clinical benefits.

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

Data from a Secondary Progressive Multiple Sclerosis patient treated with intranasal foralumab were presented on June 2, 2022 at the consortium of multiple sclerosis centers (CMSC) 2022 annual meeting. Dr. Tanuja Chitnis, MD, Professor of Neurology and the Principal investigator of the clinical study at the Brigham and Women’s Hospital (BWH), Boston, MA., presented a poster discussing clinical data from a patient with SPMS, who was treated with intranasal foralumab for six months.

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

On November 23, 2022, Tiziana announced publication of a scientific article in the peer-reviewed journal Frontiers in Immunology entitled “Nasal administration of anti-CD3 monoclonal antibody modulates effector CD8+ T cell function and induces a regulatory response in T cells in human subjects” . The study was completed by researchers at the Brigham and Women’s Hospital (BWH) and Harvard Medical School. The goal of the study was to assess safety and the immune effects of an entirely human, previously uncharacterized nasal anti-CD3 mAb (foralumab) in humans and it’s in vitro stimulatory properties. The findings support Tiziana’s intranasal foralumab platform as a new modality for the treatment of autoimmune and CNS diseases.

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

On April 13, 2023, Tiziana announced its plans to investigate intranasal foralumab for the treatment of Long COVID. The work is supported by foralumab’s well-established role in de-activating microglia cells, a key component in the pathogenesis of this disease. The company intends to enter into a Phase 2a, placebo-controlled trial following positive feedback from the FDA.

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

On October 16, 2023, Tiziana announced six-month data showing positive clinical improvements related to Modified Fatigue Impact Scale (MFIS) scores and similar important clinical measures of physical function in foralumab-treated, non-active Secondary Progressive Multiple Sclerosis patients participating in an Expanded Access (EA) Program.   This follows on from previously announced positive six-month PET scan data which was presented at ECTRIMS 2023.

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

On November 20, 2023, Tiziana announced that the Company had successfully enrolled and dosed four new patients with non-active secondary progressive multiple sclerosis in the Brigham and Women’s Hospital’s Expanded Access program. A total of ten patients are now being followed in the EA Program.

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

Up until April 2024, of the 10 participating patients, two patients had been dosed for more than one year and eight additional patients had been dosed for six months, all without serious side effects. All patients had either stabilized or improved on treatment with foralumab, and no patients have declined in key clinical measures. Additionally, 70% of these patients had seen a measurable improvement in fatigue. These data were the first to combine PET imaging with a novel ligand, immune-biomarkers, clinical measures and comprehensive safety data endpoints in patients receiving long-term intranasal foralumab. Patients not eligible for the Phase 2a trial may now be considered for this expanded EA program.

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

On January 22, 2025 Tiziana announced the discovery of new immune biomarkers in the patients with non-active secondary progressive multiple sclerosis (na-SPMS) treated with nasal foralumab, enrolled in the intermediate-size patient population Expanded Access (EA). These findings contribute substantially to our understanding of the immune mechanisms underlying the effects of nasal foralumab.

The study identified gene expression changes which were detected beginning three months after intranasal dosing of foralumab in our ongoing ISPPEA (or expanded access program).  Key findings include modulation of:

●	FoxP3 T regulatory cells (Tregs)

●	CD4+ and CD8+ central memory T cells

●	CD14+ and CD14- monocytes

●	Naïve B cells

These pathways are known to be associated with antigen presentation, interferon responses, and other regulatory immune mechanisms. In this study, single-cell RNA sequencing (scRNAseq) of peripheral blood samples taken before and at three and six months after drug administration has revealed relevant gene expression changes associated with nasal foralumab, which has been associated with a reduction in microglial brain inflammation, as measured by advanced microglial PET scans in these same patients.

In May, 2025, Tiziana announced the publication of a peer-reviewed publication of its open-label study in patients with non-active secondary progressive multiple sclerosis (na-SPMS) in Neurology Neuroimmunology & Neuroinflammation, a prestigious journal of the American Academy of Neurology. The publication, entitled “Nasal Foralumab for the Treatment of Progression Independent of Relapses in Patients with Non-active Secondary Progressive Multiple Sclerosis,” detailed the comprehensive positive results from the expanded access study detailed above of patients with na-SPMS. This study marked the first study to integrate TSPO-PET imaging, proteomics, and clinical assessments in na-SPMS, highlighting nasal foralumab’s novel mechanism in addressing progression independent of relapse activity (PIRA)—a critical unmet need in multiple sclerosis (MS) treatment.

Key Study Highlights included:

●	Ten patients with na-SPMS, progressing despite prior B-cell therapies, received nasal foralumab for at least six months.

●	No serious or severe treatment-related adverse events occurred.

●	All patients showed stabilization of Expanded Disability Status Scale (EDSS) scores; three of four treated for 12 months demonstrated improvement.

●	Fatigue improved in six out of ten patients, as measured by the Modified Fatigue Impact Scale (MFIS)—a vital quality-of-life measure for MS patients.

●	No new T2 lesions appeared on MRI.

●	TSPO-PET imaging revealed significant reductions in microglial activation at three and six months (p<0.05).

●	Single-cell RNA sequencing demonstrated sustained increases in regulatory T cells (Tregs) and TGFβ expression, supporting induction of regulatory immunity.

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

During 2025, patient enrolment has been underway and a top line data readout is expected in the second half of 2026.

Open Label Extension of Nasally-Administered Foralumab for Treatment of Secondary Progressive Multiple Sclerosis

Tiziana also has an open-label extension study that allows patients that have completed their participation in Phase 2a clinical trial to enter treatment in this study, receiving 50 µg intranasally in the same dosing schedule regimen [50 micrograms per dosing day (6 days per three-week cycle)].

 Alzheimer’s Disease

Emerging evidence suggests that dysregulation of neuroinflammation, particularly that orchestrated by microglia, plays a significant role in the pathogenesis of Alzheimer’s disease (AD). Danger signals including dead neurons, dystrophic axons, phosphorylated tau, and amyloid plaques alter the functional phenotype of microglia from a homeostatic (M0) to a neurodegenerative or disease-associated phenotype, which in turn drives neuroinflammation and promotes disease. Thus, therapies that target microglia activation constitute a unique approach for treating AD. Here, we report that nasally administered anti-CD3 monoclonal antibody in the 3xTg AD mouse model reduced microglial activation and improved cognition independent of amyloid beta deposition. In addition, gene expression analysis demonstrated decreased oxidative stress, increased axogenesis and synaptic organization, and metabolic changes in the hippocampus and cortex of nasal anti-CD3 treated animals. The beneficial effect of nasal anti-CD3 was associated with the accumulation of T cells in the brain where they were in close contact with microglial cells. Taken together, our findings identify nasal anti-CD3 as a unique form of immunotherapy to potentially treat AD.

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

The first patient’s PET scan showed a marked reduction in microglia activation associated with neuroinflammation in a patient suffering from moderate Alzheimer’s disease following a three month treatment with intranasal foralumab under the expanded access program. The microglial TSPO PET scan revealed a significant decrease in microglia activation, a key indicator of neuroinflammation associated with Alzheimer’s disease progression.

In the figure above, we see a decrease in the PET signal after foralumab treatment (bottom row) as compared to pre-treatment baseline (top-row). Adapted from Singhal T et al. Clinical Nuclear Medicine 2025 (in press).

The above data was presented by Howard Weiner at the 2025 AD/PD Conference in Vienna and is featured in the AlzForum. The complete report is contained in Singhal et al, “Dampening of microglial activation with nasal foralumab administration in moderate Alzheimer’s Disease dementia”, Clinical Nuclear Medicine 2025, in press.

Phase 2a Clinical Trial of Nasally-Administered Foralumab for Treatment of Moderate Alzheimer’s

In August 2023, Tiziana, announced that the U.S. Food and Drug Administration (FDA) had cleared the Investigational New Drug (IND) application for intranasal foralumab to be studied in Alzheimer’s disease. A Phase 2 clinical trial is commenced in December 2025.

On December 12, 2025 Tiziana announced that enrolment has begun in its Phase 2 randomized, placebo-controlled early Alzheimer’s clinical trial and the first patient was dosed on December 16, 2025.

The Phase 2 study is designed to evaluate the safety, tolerability, and efficacy of intranasal foralumab as both a monotherapy and in combination with lecanemab or donanemab in early/mild AD. Key endpoints will include measures of neuroinflammation (via TSPO-PET imaging), cognitive function, and biomarker changes related to amyloid and tau pathology. Results from this trial will inform future development and may establish a new paradigm for treating AD by targeting neuroinflammation alone or in combination with anti-amyloid therapy

The clinical trial launch is supported by new TSPO-PET imaging evidence demonstrating persistent and widespread microglial activation in an Alzheimer’s patient despite treatment with lecanemab, confirming that neuroinflammation remains present even after amyloid plaque reduction. Lecanemab, marketed by Eisai and Biogen as Leqembi®, is one of the two FDA-approved anti-amyloid therapies for treating early Alzheimer’s and is proven to reduce beta-amyloid plaques.

Figure 1. TSPO-PET scan of an Alzheimer’s patient treated with lecanemab demonstrating persistent and widespread microglial activation throughout the brain.

This PET finding is a critical insight in that clearing amyloid does not turn off the brain’s inflammatory response. Tiziana believes that intranasal foralumab directly addresses this residual neuroinflammation by inducing regulatory T cells to migrate to the brain and calm activated microglia, a mechanism already demonstrated in our study of reduction of microglial activation in secondary progressive multiple sclerosis.

Phase 2 Trial Design and Rationale

The study will evaluate whether intranasal foralumab:

●	As a monotherapy, reduces microglial activation and slows cognitive decline by suppressing neuroinflammation.

●	In combination with lecanemab or donanemab will provide additive or synergistic benefit by simultaneously targeting amyloid pathology and persistent microglial inflammation.

Amyotrophic Lateral Sclerosis (ALS)

Phase 2a Clinical Trial of Nasally-Administered Foralumab for Treatment ALS

On November 19, 2024, Tiziana announced that its grant application to the ALS Association has been approved for funding. The grant is awarded as part of the Hoffman ALS Clinical Trial Awards Program and is titled “Modulation of ALS neuroinflammation by nasal anti-CD3 monoclonal Antibody”. The Association’s grant will fund a 24-patient clinical trial of two doses of Tiziana’s novel and patented therapeutic candidate, intranasal foralumab, aimed at evaluating the safety and early-stage parameters of disease improvement in Amyotrophic Lateral Sclerosis (ALS), also known as Lou Gehrig’s disease.

ALS is a progressive neurodegenerative disease that affects nerve cells in the brain and the spinal cord, ultimately leading to muscle weakness and paralysis. ALS is an orphan disease, but its clinical course can be rapid with marked disability even at an early stage. Over the course of the disease, people lose the ability to move, to speak, and eventually, to breathe. The disease is always fatal, usually within five years of diagnosis. Few treatment options exist, resulting in a high unmet need for new therapies to address functional deficits and disease progression. Preclinical and clinical evidence indicate that nasally administered foralumab – a fully human anti-CD3 monoclonal antibody – stimulates regulatory T cells in cervical lymph nodes, which then migrate to the central nervous system to suppress pathogenic inflammation and restore microglial homeostasis.

Tiziana filed an Investigational New Drug (IND) application to the U.S. Food and Drug Administration (FDA) for a phase 2 clinical trial in ALS. Upon FDA clearance of the IND application, Tiziana continued its plans to commence a 24-patient placebo controlled clinical trial with a placebo arm and two dose ranging arms of Tiziana’s novel and patented therapeutic candidate, intranasal foralumab, aimed at evaluating the safety and early-stage parameters of disease improvement in Amyotrophic Lateral Sclerosis (ALS).

On November 25, 2025, Tiziana announced that its Phase 2 clinical trial evaluating intranasal foralumab in patients with amyotrophic lateral sclerosis (ALS) has been accepted for inclusion in the ALS MyMatch Program at the Sean M. Healey & AMG Center for ALS at Mass General Brigham. The study, supported by a grant from the ALS Association, will be led by Principal Investigators Suma Babu, MBBS, MPH, and James Berry, MD, MPH, at Mass General Brigham. The trial will enroll at multiple rapid-enrolling U.S. centers within the Network of Excellence for ALS (NEALS) Consortium. Successful investigational products from the Healey ALS MyMatch program may advance to future regimens of the HEALEY ALS Platform Trial – a perpetual, multi-regimen, late-phase clinical efficacy study – or transition directly to standalone Phase 3 trials.

The company remains dedicated to delivering innovative solutions that can potentially improve outcomes and quality of life for ALS patients worldwide.

Multi System Atrophy (MSA)

Multiple System Atrophy is a rare and debilitating disorder involving the progressive loss of nerve cells in several areas of the brain. Symptoms may include severe problems with movement, balance, bladder control, and blood pressure regulation. The disease progresses quickly, and most patients survive only 6–9 years after diagnosis. Classified as an orphan disease by the FDA, MSA affects an estimated 15,000–50,000 people in the United States. There are no FDA-approved treatments that alter its course, creating a critical need for new therapeutic strategies.

Phase 2a Clinical Trial of Nasally-Administered Foralumab for Treatment of MSA

On August 14, 2025, Tiziana announced that the first participant has been enrolled and dosed in a Phase 2a clinical trial evaluating intranasal foralumab in patients living with Multiple System Atrophy (MSA) at Brigham and Women’s Hospital in Boston, Massachusetts.

The six-month open-label study assesses the potential of foralumab to reduce harmful neuroinflammation by engaging the body’s regulatory T cells through a novel, non-systemic delivery approach. Participants will receive treatment over eight dosing cycles, with the goal of determining whether this approach can slow disease progression and improve quality of life.

The trial builds on Tiziana’s broader research into foralumab in neuroinflammatory and neurodegenerative diseases.

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

On January 10, 2025, we announced findings on the prolonged benefits of its nasal anti-CD3 monoclonal antibody in sustaining tissue homeostasis and mitigating the side effects associated with GLP-1 agonists discontinuation. This advancement offers a promising approach to overcoming the tolerability challenges and adverse effects commonly linked to prolonged GLP-1 drug use.

GLP-1 drugs, widely used for treating metabolic disorders, often face issues with long term tolerability, leading to side effects such as sarcopenia and bone density loss. These complications frequently result in the discontinuation of GLP-1 therapies, reversing their beneficial effects on tissue homeostasis. Tiziana’s nasal anti-CD3 therapy has been shown not only to enhance the positive effects of semaglutide, a GLP-1 agonist marketed by Novo Nordisk (NYSE: NVO) under the brand names Ozempic and Wegovy when administered together but now to potentially sustain these effects after a GLP-1’s discontinuation.

One of the key challenges with GLP-1 drugs is their lack of tolerability over time, which can lead to adverse effects like muscle and bone loss, Our research demonstrated that nasal anti-CD3 not only amplified the beneficial effects of GLP-1 agonists but could also potentially sustain these benefits even after discontinuation, providing a novel and non-toxic approach to maintaining tissue homeostasis and improving patient outcomes. The data showed that even when on a high-fat diet, nasal anti-CD3 therapy sustained tissue homeostasis and mitigated inflammation in key organs, including adipose tissue, liver, kidneys, and brain. Importantly, the prolonged effects of nasal anti-CD3 are independent of dietary changes, making it a robust and versatile therapy for long-term metabolic health.

The mechanism behind nasal anti-CD3’s efficacy lies in its ability to induce regulatory T cells, which dampen tissue inflammation and promote homeostasis. This discovery opens a new avenue for maintaining the positive effects of GLP-1 agonists, even in cases where discontinuation is necessary due to side effects or other factors.

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

For our specific product candidates, the main competitors include:

●	We believe that Foralumab is currently the only fully human anti-CD3 mAb in clinical development for treatment of na-SPMS, ALS, MSA and AD.

●	We are aware of another non fully human mAb therapy with a differing mechanism of action in development for the treatment of na-SPMS.

●	We are aware of other non mAb therapies with differing mechanisms of action in development for the treatment of na-SPMS, ALS, MSA and AD.

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

As of March 31, 2026, our intellectual property portfolio was made up as follows:

Family	Subject	Priority	Status	Expires	Jurisdiction
Foralumab TZLS-401	Formulations and dosing regimen	2016	Issued/ Pending	2037	Issued: United States, Australia, China, Japan, Israel, Belgium, Switzerland, Germany, Denmark, Spain, France, Great Britain, Ireland, Italy, Luxembourg, the Netherlands, Norway Sweden and Hong Kong
					Pending: Australia, Canada, China, Europe, United States
	Methods of use (CNS disorders)	2017	Pending	2038	Issued: Japan, Pending: Canada, Europe, Japan, United States
	Method of administering foralumab by subcutaneous injection	2021	Pending	2042	Pending: United States
	Nasal formulations of foralumab	2022	Pending	2043	Pending: Australia, Canada, Europe, Japan, United States
	Methods of suppressing microglial activation	2021	Pending	2042	Pending: US, Australia, Canada, China, Europe, Japan, Israel
	Combinations Of Foralumab With Glucagon-Like Peptide 1 (Glp-1) Agonists Or Sodium-Glucose Cotransporter-2 (Sglt2) Inhibitors And Methods Of Use Thereof for Obesity	2023	Pending	2044	Pending: PCT

Family	Subject	Priority	Status	Expires	Jurisdiction
	Glp-1 Agonists And Foralumab Combination Therapies	2024	Pending	2045	Pending: PCT
	Anti-Cd20 Antibody And Foralumab Combination Therapies	2024	Pending		Pending: Provisional application
	Foralumab Combination Therapies For The Treatment Of Alzheimer’s Disease	2025	Pending		Pending: PCT
	Methods of Treating Multiple Systems Atrophy	2025	Pending		Pending: Provisional application
	Treatment Of Intracerebral Hemorrhage By Nasal Foralumab	2024	Pending	2045	Pending: PCT
	Treatment Of Spinal Chord Injury By Nasal Foralumab	2024	Pending	2045	Pending: PCT
	Biomarkers Of Nasal Foralumab Treatment Response In Progressive MS	2025	Pending	2046	Pending: PCT

Family	Subject	Priority	Status	Expires	Jurisdiction
Anti IL-6/IL-6R Antibody TZLS-501	Composition of matter and methods of use	2009	Issued	2029	Issued: United States, Austria, Australia, Belgium, Canada, China, Denmark, France, Germany, India, Ireland, Israel, Italy, Japan, Luxembourg, Mexico, Netherlands, Spain, Sweden, Switzerland and United Kingdom
	Compositions of IL-6/IL-6R antibodies and methods of use thereof (coronavirus includes combinations with dactinomycin)	2020	Pending	2041	Pending: United States, Europe, Australia, Canada, China, Israel, Japan

Family	Subject	Priority	Status	Expires	Jurisdiction
Actinomycin D	Use of Actinomycin D in the treatment of acute myeloid leukemia	2015	Issued	2036	United States, Europe, Japan, Australia, Canada
	Actinomycin D compositions and use of the same in the treatment of myelodysplastic syndrome and acute myeloid leukemia	2016	Issued/ Pending	2037	Issued: United States, Australia, Japan Pending: Europe, Canada

We have rights to a patent family that discloses formulations of Foralumab and dosing regimens for treating various disorders. This patent family has an issued patent in the U.S., issued patents in Australia, Europe, China, Israel and Japan, and applications pending in the U.S, Australia, Canada, China, Europe, and Hong Kong. The patents in this family will expire in August 2037, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

We have rights to a patent family that discloses methods of using Foralumab for treating central nervous system (CNS) disorders, licensed from Brigham and Women’s Hospital, Inc. (which is further described below). This patent family comprises two issued patents in Japan and has applications pending in Canada, Europe, Japan, and the United States that, if issued as patents, will expire in June 2038, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

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

We also have rights to a patent family that discloses methods of administering Foralumab subcutaneously for the treatment of various diseases. This family has a pending application in the U.S. Any patents issued in this family will expire in April 2042, excluding any patent term adjustment and patent term extensions available in the U.S and several other jurisdictions.

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

We also have rights to a PCT patent application that discloses methods of using Foralumab in combination with GLP-1 agonists for the treatment of various neurological conditions, which is co-owned with Brigham and Women’s Hospital Inc. The patent applications in this family, if issued as patents, will expire in 2045, excluding any patent term adjustment and patent term extensions available in the U.S. and several other jurisdictions.

 We also have rights to a provisional patent application that discloses methods of using Foralumab in combination with anti-CD20 therapies, which is co-owned with Brigham and Women’s Hospital Inc. The patent applications in this family, if issued as patents, will expire in 2046, excluding any patent term adjustment and patent term extensions available in the U.S. and several other jurisdictions.

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

We also have rights to a provisional patent application that discloses methods of using Foralumab to treat Multiple Systems Atrophy. The patent applications in this family, if issued as patents, will expire in 2046, excluding any patent term adjustment and patent term extensions available in the U.S. and several other jurisdictions.

We also have rights to a PCT application that discloses methods of using Foralumab for the treatment of Intra-Cerebral Hemorrhage, which is licensed from the Brigham and Women’s Hospital Inc. The patent applications in this family, if issued as patents, will expire in 2045, excluding any patent term adjustment and patent term extensions available in the U.S. and several other jurisdictions.

We also have rights to a PCT application that discloses methods of using Foralumab for the treatment of Spinal Cord Injury, which is licensed from the Brigham and Women’s Hospital Inc. The patent applications in this family, if issued as patents, will expire in 2045, excluding any patent term adjustment and patent term extensions available in the U.S. and several other jurisdictions.

We also have rights to a PCT application that discloses biomarkers for nasal foralumab treatment. The patent applications in this family, if issued as patents, will expire in 2046, excluding any patent term adjustment and patent term extensions available in the U.S. and several other jurisdictions.

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

Under the BWH License we have full control and authority over the research, development and commercialization of licensed products and services and are required to exercise commercially reasonable efforts to commercialize such licensed products and services at all times.

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

C. Organizational Structure

The following table sets out details of the Company’s significant subsidiaries:

Name	Principal activity	Registered address	Percentage shareholding	Country of incorporation

Tiziana Life Sciences Ltd	Clinical stage biotechnology company	9th Floor, 107 Cheapside, London EC2V 6DN	100%	England & Wales
Tiziana Pharma Limited	Clinical stage biotechnology company	9th Floor, 107 Cheapside, London EC2V 6DN	100%	England & Wales
Tiziana Therapeutics Inc.	Clinical stage biotechnology company	535 Boylston Street BLDG FL 8 Boston MA 02116-3778, USA	100%	USA
Longevia Genomics S.r.l.	Biotechnology discovery company	Via Constantinopoli 42 09100- Cagliari (CA)	100%	Italy

D. Property, Plant and Equipment

The below table contains information regarding existing or planned material tangible fixed assets owned or leased by Tiziana and its subsidiaries. We believe that suitable additional or substitute space will be available as needed to accommodate any future expansion of our operations.

Location	Tenure	Principal Use	Size
14-15 Conduit Street London W1S 2XJ, United Kingdom	1-year Lease	Principal Office	821 square feet

Location	Tenure	Principal Use	Size
535 Boylston Street BLDG FL 8 Boston MA 02116-3778, USA	3-year Lease	Principal Office	3,436 square feet

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

Overview

For a description of business highlights in 2025, please refer to “Item 4B. Information on the Company—Business Overview”.

Since our inception in March 2014, we have devoted substantially all our resources to conducting preclinical studies and clinical trials, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. We do not have any products approved for sale and have not generated any revenue from product sales. We have funded our operations to date primarily with proceeds from the sale of ordinary shares. Through December 31, 2025, we had received net cash proceeds of $133.4m from sales of our ordinary shares, issuance of convertible loans, short term loans, options and warrants.

Since our inception, we have incurred operating losses. Our net loss after taxation was $18.4m for the year ended December 31, 2025, $11.9m for the year ended December 31, 2024 and $17.7m for the year ended December 31, 2023 respectively. As of December 31, 2025, we had cash and cash equivalents of $4.0m.

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

Trend information

Recent developments

January 2026 best efforts registered direct offering

In January 2026, the Company completed a best efforts registered direct offering of 7,040,000 ordinary shares at a price of $1.25 per ordinary share, raising gross proceeds of $8.8 million (net proceeds of approximately $8.6 million). The offering, which closed on January 16, 2026, was conducted without an underwriter or placement agent pursuant to securities purchase agreements with certain members of senior management and existing shareholders. Ivor Elrifi, the Company's Chief Executive Officer, and Panetta Partners Ltd., an entity associated with Executive Chairman Gabriele Cerrone, were among the purchasers. Each purchaser also received one warrant per ordinary share subscribed, entitling the holder to purchase one additional ordinary share at $1.50 per share, expiring July 16, 2026. Following the offering, 127,259,131 ordinary shares were outstanding. The Company intends to use the net proceeds to fund the completion of its Phase 2a clinical trials in na-SPMS and MSA, including achieving topline data readouts, with the remainder for working capital and general corporate purposes. See Note 26 to the consolidated financial statements for additional information.

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

The table below summarizes our R&D expenses incurred by program:

	Year ended December 31,
	2025	2024	2023	2022
	(in thousands)
Direct research and development expense by program:
Foralumab	$10,235	$5,163	$7,570	$8,962
Milciclib	(15)	197	80	111
TZLS-501	52	(176)	355	3,785
ACT-D	(36)	35	54	50
CAR-T	43	10	54	47
Total direct research and development expense	$10,279	$5,229	$8,113	$12,955
Indirect research and development expense	-	-	-	-
Total research and development expense	$10,279	$5,229	$8,113	$12,955

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

Comparison of Years Ended December 31, 2025 and 2024

The following tables summarizes our results of operations for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024	Change
	(in thousands)
Operating Expenses
Research and Development	(10,279)	(5,229)	(5,050)
Operating expenses	(10,853)	(10,565)	(288)
Realization bonus	-	-	-
Total operating expenses	(21,132)	(15,794)	(5,338)

Loss from operations	(21,132)	(15,794)	(5,338)

Other income/(expense):
Finance Income/(expense)	1	814	(813)
FV Gain (Loss) on Investment	2,333	(1,766)	4,099
Gain/(Loss) on sale of Investment	367	-	367
Total other income/(expense)	2,701	(952)	3,653

Loss from operations before income taxes	(18,431)	(16,746)	(1,685)

Income tax credit	-	4,883	(4,883)

Loss for the year	(18,431)	(11,863)	(6,568)

Other Comprehensive loss:
Gain/(Loss) on currency translation	(88)	(72)	(16)

Comprehensive loss	(18,519)	(11,935)	(6,584)

Research and Development Expenses

Research and development activities were $10.3m for the year ended December 31, 2025 compared to $5.2m for the year ended December 31, 2024, an increase of $5.1m. The increase is a result of ongoing study costs for Foralumab Phase 2 Trial in SPMS and new study costs for Foralumab Phase 2 Trial in MSA and Alzheimer’s as well as the commencement of the Open Label Extension study in SPMS.

General and Administrative Expenses

Operating expenses were $10.9m for the year ended December 31, 2025 compared to $10.6m for the year ended December 31, 2024, an increase of $0.3m. The increase in operating expenses is a result of writing off amounts owed to Tiziana by a related party, Activia Lifesciences Inc. (formerly Rasna), of $0.6m and a decrease in general expenses of $0.3m.

Finance Income/(expense), net

There was finance income during the year of $2.7m the year ended December 31, 2025 as compared to a loss of $1.0m for the year ended December 31, 2024, an increase of $3.7m.

The total gain on FV of the investments increased by $4.1m from $2.3m the year ended December 31, 2025 as compared to a loss of $1.8m for the year ended December 31, 2024. There was a gain of $0.49m due to a change in fair value of the Company’s investment in Accustem Sciences Inc., a related party. The share price for 1.4m shares on December 31, 2024, was $0.45 per share compared to the share price on December 31, 2025 of $0.81 per share. There were .416m Accustem shares issued in December 2025 at $0.40 resulting in a gain of $0.17m. There was a net gain of $0.45m due to a change in fair value of the Company’s investment in Okyo Pharma Ltd., a related party. The share price for 0.5m shares on December 31, 2024, was $1.15 per share compared to the share price on December 31, 2025 of $2.07 per share. Additionally, Tiziana sold 1,658,560 of its shares in OKYO in May 2025 and 450,000 shares in August 2025 resulting in a $3.0m net gain on the sale.

Income Tax Credit

R&D tax income for 2022 and 2023 was recognized and received in the year ended December 31, 2024. No R&D tax income has been recognized for 2024 in 2025.

Comparison of Years Ended December 31, 2024 and 2023

The following tables summarizes our results of operations for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023	Change
	(in thousands)
Operating Expenses:
Research and development	$(5,229)	$(8,113)	$2,884
General and administrative	$(10,565)	$(9,871)	$(694)
Realization bonus	-	-	-
Impairment of asset	-	-	-
Disposal of Intellectual Property	-	-	-
Total Operating Expenses	$(15,794)	$(17,984)	$2,190

Other Income/ (Expense)	814	1,144	(330)
Finance Income/(Expense)	(1,766)	(402)	(1,364)
Tax credit	4,883	(449)	5,332

Net Loss	$(11,863)	$(17,691)	$5,828

Other comprehensive loss:
Foreign currency translation adjustment	(72)	1,492	(1,564)

Total Comprehensive (Loss)	$(11,935)	$(16,199)	$4,264

Research and Development Expenses

Research and development activities were $5.2m for the year ended December 31, 2024 compared to $8.1m for the year ended December 31, 2023 a decrease of $2.9m. The decrease in cost is a result of the cessation of focus on IL6-R, and a reduction in expected license fee expenditure due to renegotiations with BMS.

General and Administrative Expenses

Operating expenses were $10.6m for the year ended December 31, 2024 as compared $9.9m for the year ended December 31, 2023, an increase of $0.7m. The increase in operating expenses is a result of an increase in payroll and consulting expenses.

Other income/(expense)

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

As of December 31, 2025 and December 31, 2024 , we had cash and cash equivalents of $4.01m and $3.72m.

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended December 31,
	2025	2024	2023
Net cash used in operating activities	$(12,847)	(1,526)	(15,698)
Net cash provided by/ (used in) investing activities	3,043	(71)	(1,253)
Net cash provided by/ (used in) financing activities	10,006	4,505	40
Effect of exchange rate changes on cash and cash equivalents	84	(367)	(28)

Net (decrease)/increase in cash and cash equivalents	$286	2,541	$(16,939)

Net Cash Used in Operating Activities

Our use of cash in each of the years ended December 31, 2025, and 2024, which resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $12.9m during the year ended December 31, 2025, increased by $11.3m compared to the year ended December 31, 2024.

Our use of cash in each of the years ended December 31, 2024, and 2023, resulted primarily from our net losses, adjusted for non-cash charges and changes in components of working capital. Net cash used in operating activities of $1.5m during the year ended December 31, 2024 decreased by $14.2m compared to the year ended December 31, 2023.

Net Cash Provided By/(Used in) Investing Activities

During the year ended December 31, 2025, we received $3.04m in net cash due to investing activities. The Company received $3.06m from the sale of Okyo shares and spent $0.02m purchasing fixed assets.

During the year ended December 31, 2024, we used $0.07m of cash in investing activities. The Company spent $0.05m on a share buyback scheme and $0.02m purchasing fixed assets.

Net Cash Provided by/ (Used In) Financing Activities

During the year ended December 31, 2025, $10.06m was provided by fundraising activities. There were $0.10m net proceeds from the exercise of options and $0.05m net proceeds from the exercise of warrants. $0.20m was used in the repayment of lease expenses.

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

We believe that our existing cash will enable us to fund our operating expenses and capital expenditure requirements for the immediate future. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution.

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

ATM Program

On October 25, 2024, we entered into an open market sale agreement (the “Sale Agreement”) with Jefferies LLC (“Jefferies”), pursuant to which we may offer and sell ordinary shares having an aggregate offering price of up to $100.0 million from time to time through Jefferies, acting as our sales agent. Sales of ordinary shares under the Sale Agreement, if any, will be made by any method deemed an "at the market offering" as defined in Rule 415 under the Securities Act. Jefferies is entitled to a commission equal to 3.0% of the aggregate gross proceeds from each sale of ordinary shares made under the Sale Agreement. The Sale Agreement replaced and terminated our prior sale agreement with B. Riley Securities, Inc. We are not obligated to sell any ordinary shares under the Sale Agreement and may suspend or terminate sales at any time upon notice to Jefferies.

Sales under the Sale Agreement are made pursuant to our registration statement on Form F-3 (file number 333-286064), which was declared effective on March 27, 2025. During the year ended December 31, 2025, we sold an aggregate of 7,675,706 ordinary shares under the Sale Agreement for net proceeds of approximately $10.06 million, after deducting commissions payable to Jefferies.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual commitments and obligations as of December 31, 2025 and 2024.

As at December 31, 2025

(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	$-	$-	$-	$-
Diligence Obligations	2,000	-	2,000	-
Operating lease obligations	2,456	222	234	-
Total	$2,456	$222	$2,234	$-

As at December 31, 2024

(in thousands)	Total	Less than 1 Year	Between 1 and 5 Years	More than 5 Years
Borrowings	$-	$-	$-	$-
Operating lease obligations	106	106	-	-
Total	$106	$106	$-	$-

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

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors as of March 31, 2026.

Name	Age	Position
Gabriele Marco Antonio Cerrone (2)	54	Executive Chairman
Ivor Elrifi	65	Executive director and Chief Executive Officer
Willy Simon (1,2,3)	74	Non-Executive Director
John Brancaccio (1), (3)	78	Non-Executive Director

(1)	Remuneration Committee member

(2)	Nominating Committee member

(3)	Audit Committee member

The following table sets forth information regarding our senior managers as of December 31, 2025:

Name	Position
Ivor Elrifi	Chief Executive Officer
Keeren Shah	Chief Operating and Financial Officer

Gabriele Marco Antonio Cerrone – Executive Chairman

Mr. Gabriele Marco Antonio Cerrone, is the Founder of the Company and has been its Executive Chairman since April 2014. Mr. Cerrone has founded ten biotechnology companies in infectious diseases, ophthalmology, gastrointestinal diseases, oncology, and molecular diagnostics, and has listed seven of these companies on Nasdaq, two to the London Stock Exchange, which have resulted in 3 FDA drug product approvals. Mr. Cerrone co-founded FermaVir Pharmaceuticals, Inc. and served as Chairman of the Board until its merger in September 2007 with Inhibitex, Inc. Mr. Cerrone served as a director of Inhibitex, Inc. until its US$2.5bn sale to Bristol Myers Squibb Co in 2012. Mr. Cerrone also co-founded Cardiff Oncology, Inc., an oncology company and served as its Co-Chairman; he was a co-founder and served as Chairman of Synergy Pharmaceuticals, Inc. and was a Director and co-founder of Siga Technologies, Inc until his exit to MacAndrews & Forbes. Mr. Cerrone is the Executive Chairman and Founder of OKYO Pharma Ltd, an ophthalmology focused company; Co-Founder of Rasna Therapeutics Inc., a company focused on the development of therapeutics for leukaemias; Co-Founder of Contravir Pharmaceuticals, Inc.; Executive Chairman and Co-Founder of Gensignia Life Sciences, Inc.; Non-Executive Chairman and Founder of Accustem Sciences Limited, a clinical stage diagnostics company; and founder of BioVitas Capital Ltd. Mr. Cerrone graduated Magna Cum Laude in Finance from New York University’s Stern School of Business.

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

John Brancaccio – Non-Executive Director

John Brancaccio, a retired CPA, has served as a director of our Company since July 2020. From April 2004 until May 2017, Mr. Brancaccio was the Chief Financial Officer of Accelerated Technologies, Inc., an incubator for medical device companies. Mr. Brancaccio served as a director of Callisto Pharmaceuticals, Inc. from April 2004 until its merger with Synergy Pharmaceuticals, Inc. in January 2013 and was a director of Tamir Biotechnology, Inc. (formerly Alfacell Corporation) until 2019, as well as a director of Hepion Pharmaceuticals, Inc. from December 2013 until June 2025, Actavia Life Sciences, Inc. since September 2016, Cardiff Oncology, Inc. from December 2005 until June 2022 and Okyo Pharma Ltd since June 2020. Mr. Brancaccio served as a director of Synergy from July 2008 until April 2019.

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

Keeren Shah – Chief Operating and Financial Officer

Keeren Shah serves as our Chief Financial Officer and Chief Operating Officer. Ms Shah is also the CFO of OKYO Pharma Ltd, Accustem Sciences Limited, and Actavia Life Sciences Inc. She joined the Company in 2016 as Group Financial Controller, where she played a pivotal role in strengthening financial governance and operational efficiency across multiple businesses until her promotion in 2020. Earlier in her career, she spent a decade at Visa, Inc., where she was a senior leader in the finance organization. There, she led transformative finance initiatives, contributed to the success of Visa’s landmark IPO, and oversaw critical FP&A and controller functions during a period of global expansion.

Ms Shah began her career in finance with roles at Arthur Andersen and BBC Worldwide, gaining diverse industry experience and sharpening her leadership skills. She holds a BA (Hons) in Economics from the University of Manchester and is a member of the Chartered Institute of Management Accountants.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as a crime resulting in a criminal conviction, willful misconduct or gross negligence to our detriment, a material breach of the employment agreement or of our corporate and business policies and procedures, or providing services for other entities without our consent. We may also terminate an executive officer’s employment by giving six month’s notice or by paying a one-time compensation fee equal to six month’s salary in lieu of such notice under certain circumstances, such as a failure by such officer to perform agreed-upon duties or the impracticability of the performance caused by a material change of circumstances. An executive officer may terminate his or her employment at any time by giving six month’s notice or immediately if we delay in the payment of remuneration, fail to pay social security fees, or fail to provide the necessary working conditions for such officer.

Each executive officer, under his or her employment agreement with us, has agreed to hold any trade secrets, proprietary information, inventions or technical secrets of our company in strict confidence during and after his or her employment. Each officer also agrees that we shall own all the intellectual property developed by such officer during his or her employment.

Each officer also agrees to refrain from competing with us, directly or indirectly, for two years after his or her termination of employment.

B. Compensation

Senior Management and Director Compensation

Our compensation program is designed to reward and retain senior management and includes base salary, annual short-term cash incentive compensation, long-term equity incentive compensation, and miscellaneous employee benefits and fringe benefits (including, among others, executive medical benefits). In 2025, our compensation program for directors was comprised of an annual cash retainer and an equity grant.

The aggregate amount of compensation, including the value of in-kind benefits, accrued and/or paid to our directors and senior management was $2.7m, including the value of in-kind benefits.

Gabriele Cerrone

Effective July 1, 2025, Mr Cerrone assigned to Planwise Ltd all his rights under certain prior agreements between Mr Cerrone and the Company. The agreement with Planwise Ltd, as successor to Mr Cerrone provides that:

(a)	In the event that, during the term of the agreement, either: (i) there is a sale, in one or a series of transactions, of all or substantially all of the assets (calculated on the basis of book values) of the Group (or a license of the same on an exclusive or non-exclusive basis), where the Enterprise Value equals or exceeds US$372,000,000; or (ii) there is either a change of control where the Enterprise Value equals or exceeds US$372,000,000, Planwise Ltd will be entitled to receive a special payment in the amount equal to the Enterprise Value multiplied by three and a half (3.5) per cent;

(b)	in the event that, during the term of the agreement, either: (i) there is a sale, in one or a series of transactions, of all or substantially all of the assets (calculated on the basis of book values) of the Group (or a license of the same on an exclusive or non-exclusive basis), where the Enterprise Value equals, or in excess of, US$1,000,000,000 that Planwise Ltd receive a special payment equal to 6.5% of the enterprise value of the Company (and not just the excess over US$1,000,0000,000); and

(c)	in the event that, during the term of the agreement, either: (i) there is a sale, in one or a series of transactions, of all or substantially all of the assets (calculated on the basis of book values) of the Group (or a license of the same on an exclusive or non-exclusive basis), where the Enterprise Value equals, or exceeds US$1,500,000,000; or (ii) there is either a Change of Control (as defined below) where the Enterprise Value equals or exceeds US$1,500,000,000, Planwise Ltd will receive a special payment equal the Enterprise Value multiplied by nine (9%) per cent (and not just the excess over US$1,500,000,000).

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

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding all outstanding equity awards for our directors, executive officers, and non-executive directors, as of December 31, 2025:

Name	Ordinary Shares Underlying Options	Ordinary Shares Underlying RSU’s	Exercise Price Per Ordinary Share ($)	Grant Date	Expiration Date
Gabriele Cerrone	1,629,702	-	0.70	06/05/2020	05/05/2028
Gabriele Cerrone	1,000,000	-	0.71	03/05/2024	03/05/2034

Ivor Elrifi	-	4,200,000	1.09	14/08/2024	14/08/2034

Keeren Shah	62,500	-	0.88	06/05/2020	06/05/2028
Keeren Shah	187,500	-	0.57	14/03/2023	14/03/2033
Keeren Shah	250,000	-	0.50	13/03/2024	13/03/2034
Keeren Shah	500,000	-	0.82	03/10/2024	03/10/2034
Keeren Shah	50,000	-	1.58	04/09/2025	04/09/2035

Willy Simon	31,250	-	3.71	24/08/2020	24/08/2030
Willy Simon	75,000	-	0.57	14/03/2023	14/03/2033
Willy Simon	100,000	-	0.50	13/03/2024	13/03/2034
Willy Simon	100,000	-	1.09	14/08/2024	14/08/2034
Willy Simon	125,000	-	1.12	28/03/2025	28/03/2035

John Brancaccio	31,250	-	3.71	24/08/2020	24/08/2030
John Brancaccio	75,000	-	0.57	14/03/2023	14/03/2033
John Brancaccio	100,000	-	0.50	13/03/2024	13/03/2034
John Brancaccio	100,000	-	1.09	14/08/2024	14/08/2034
John Brancaccio	125,000	-	1.12	28/03/2025	28/03/2035

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

The Class of the members of the Board of Directors is as follows:

Name	Class	Year Current Term Began	Year Current Term Expires
Gabriele Cerrone	III	2023	2026
John Brancaccio	II	2026	2028
Willy Simon	III	2026	2028
Ivor Elrifi	II	2025	2027

Committees of Our Board of Directors

Our board of directors has three standing committees: an audit committee, a remuneration committee and a nominating committee.

Audit Committee

The audit committee, which consists of, Mr. Brancaccio and Mr. Simon, assists the board of directors in overseeing our accounting and financial reporting processes. Mr. Brancaccio serves as chairman of the audit committee. The audit committee consists exclusively of members of our board who are financially literate, and Mr. Brancaccio is considered an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable Nasdaq rules and regulations.

Our board has determined that all of the members of the audit committee satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee will be governed by a charter that complies with Nasdaq rules.

The audit committee’s responsibilities include:

●	recommending the appointment of the independent auditor to the general meeting of shareholders;

●	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

●	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

●	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board of directors on at least an annual basis;

●	reviewing and discussing with management and our independent registered public accounting firm our financial statements and our financial reporting process; and

●	reviewing, approving or ratifying any related party transactions.

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

Board Diversity Matrix (As of March 10, 2026)

Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0	0	0	0
LGBTQ+	0	0	0	0

D. Employees

As of December 31, 2025, we had 10 full time employees. Three of our employees were engaged in research and development and seven employees were engaged in management, administration and finance. Six are located in England and four are located in the United States. None of our employees are members of labor unions. None of our employees are covered by a collective bargaining agreement.

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

E. Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions.”

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and

●	each member of our board of directors and each of our executive officers.

The number of ordinary shares beneficially owned by each entity, person, board member, or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of March 31, 2026 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

	Number of Ordinary Shares Beneficially Owned
Name and address of beneficial owner	Shares	%
5% or Greater Shareholders:
Gabriele Cerrone(1)(2)	45,154,830	35.06
Laura Fonda(5)	6,805,556	5.30
Chernett Jorey (6)	6,476,471	5.05

Executive Officers and Directors:
Gabriele Cerrone(1) (2)	45,154,830	35.06
Willy Simon(3)	129,917	*
John Brancaccio(3)	121,667	*
Ivor Elrifi	2,687,248	2.09
Keeren Shah(4)	372,292	*

All directors and executive officers as a group (5 persons)(7)	47,352,828	37.45

*	Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)	Mr. Gabriele Cerrone is the ultimate beneficial owner of ordinary shares through Planwise Group Limited and Panetta Partners Limited.

(2)	Includes 500,000 stock options which are currently exercisable or exercisable within 60 days of March 31, 2026

(3)	Includes 121,667 stock options which are currently exercisable or exercisable within 60 days of March 31, 2026

(4)	Includes 369,792 stock options which are currently exercisable or exercisable within 60 days of March 31, 2026

(5)	Based on the Schedule 13F filed on October 27, 2025, which reported that as at September 30, 2025, 6,805,556 common shares were beneficially owned

(6)	Based on the Schedule 13F filed on December 10, 2025, which reported that as at September 30, 2025, 6,476,471 common shares were beneficially owned

(7)	Includes 1,113,126 stock options which are currently exercisable or exercisable within 60 days of March 31, 2026

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

Employment Agreements

We have entered into employment agreements with our Executive Officers, and director agreements with our remaining board members. For further details on these agreements, see Item 6 entitled “Directors, Senior Management and Employees.”

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

B. Significant Changes

See Note 26 of our consolidated financial statements at the end of this Annual Report for a description of the significant changes since December 31, 2025.

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

C. Material Contracts

The following is a summary of our material contracts that were entered into outside the ordinary course of business during the two years preceding the date of this Annual Report, or that were entered into prior to that period and remain in effect as of the date of this Annual Report.

Novimmune CD3 License Agreement

In December 2014, we entered into a license and sublicense agreement with Novimmune SA (the "Novimmune CD3 Agreement"), pursuant to which we obtained a worldwide, exclusive license to certain patents and know-how relating to CD3 receptor monoclonal antibodies, including foralumab (TZLS-401), together with a sublicense to certain patent licenses from Bristol-Myers Squibb Company. We are required to pay Novimmune a royalty of a low-single-digit percentage on net sales of licensed products and services. The Novimmune CD3 Agreement continues until the later of (a) the expiration of the last claim of the licensed patents or (b) the end of any applicable market exclusivity period, and may be terminated by either party for payment or other breach, subject to applicable cure periods. The Novimmune CD3 Agreement is filed as Exhibit 4.1 to this Annual Report.

Novimmune IL-6R License Agreement

In December 2016, we entered into a license and sublicense agreement with Novimmune SA (the “Novimmune IL-6R Agreement”), pursuant to which we obtained a worldwide, exclusive license to certain patents and know-how relating to IL-6 receptor monoclonal antibodies (TZLS-501), together with a sublicense to certain patent licenses from Bristol-Myers Squibb Company. We are required to pay Novimmune a royalty of a low-single-digit percentage on net sales of licensed products and services, or a low-double-digit percentage of any sub-license royalty revenue we receive. The Novimmune IL-6R Agreement may be terminated by either party for payment or other breach, subject to applicable cure periods, and continues until the later of (a) the expiration of the last claim of the licensed patents or (b) the end of any applicable market exclusivity period. The Novimmune IL-6R Agreement is filed as Exhibit 4.2 to this Annual Report.

Brigham and Women’s Hospital License Agreement

On April 16, 2018, we entered into an exclusive license agreement with The Brigham and Women's Hospital, Inc. ("BWH") (the "BWH License"), pursuant to which we obtained a worldwide, exclusive license to a patent and related know-how owned by BWH for a novel formulation of foralumab for nasal administration. We are required to pay BWH an annual maintenance fee, a low-single-digit royalty on annual net sales of licensed products, and milestone payments of up to $5.4 million in the aggregate upon the achievement of specified clinical and commercial milestones. The BWH License may be terminated by either party for payment or other breach, subject to a 60-day cure period, and continues until all licensed patents have expired or been abandoned. The BWH License is filed as Exhibit 4.3 to this Annual Report.

ATM Sale Agreement

On October 25, 2024, we entered into an open market sale agreement (the “Sale Agreement”) with Jefferies LLC (“Jefferies”), pursuant to which we may offer and sell ordinary shares having an aggregate offering price of up to $100.0 million from time to time through Jefferies as our sales agent, at a commission of 3.0% of aggregate gross proceeds. The Sale Agreement replaced our prior at-the-market sale agreement with B. Riley Securities, Inc. For a description of activity under the Sale Agreement, see “Item 5.B. — Liquidity and Capital Resources — ATM Program.” The Sale Agreement is filed as Exhibit 4.8 to this Annual Report.

Except as set forth above, we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

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

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not believe we were a PFIC for our 2025 tax year and we do not expect to be a PFIC for our current taxable year. There can be no assurance that we will not be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Because of the uncertainties involved in establishing our PFIC status, our U.S. counsel expresses no opinion regarding our PFIC status, and also expresses no opinion with respect to our predictions or past determinations regarding our PFIC status.

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

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Operating and Finance Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2025. Based on that evaluation, the Company’s Chief Executive Officer and the Company’s Chief Operating and Finance Officer have concluded that as of December 31, 2025, there were no material weaknesses in the Company’s internal control over financial reporting described below, the Company’s disclosure controls and procedures were effective.

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

Under the supervision and with the participation of management, the Company’s Chief Executive Officer and the Company’s Chief Operating and Finance Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial over financial reporting based on the framework described in Internal Control-Integrated Framework issued by the Commission of Sponsoring Organizations of the Treadway Commission, as revised in 2013. Based on that evaluation, management has concluded that the Company did maintain effective internal control over financial reporting as of the period ended December 31, 2025 and no material weaknesses were identified.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

PKF Littlejohn LLP	Year Ending December 31,
	2025	2024
	(in thousands)
Audit fees	140	140
Other assurance services	20	20
Total	160	160

Mazars LLP	Year Ending December 31,
	2025	2024
	(in thousands)
Audit fees	-	-
Other assurance services	-	38
Total	-	38

ITEM 16D: EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E: PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During the year ended December 31, 2025, we did not repurchase any of our ordinary shares.

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

ITEM 16I: DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J: INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees to promote compliance with applicable insider trading laws, rules and regulations. These insider trading policies and procedures are filed as Exhibit 11.1 to this annual report on Form 20-F.

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

ITEM 18: FINANCIAL STATEMENTS

See the Financial Statements beginning on page F-1.

ITEM 19: EXHIBITS

Exhibit No.	Description

1.1	Memorandum of Association of Tiziana Life Sciences Ltd, adopted as of October 20, 2021 (incorporated by reference to Exhibit 3.1 to Form 8-K12B filed on October 21, 2021).
1.2	Amended and restated bye-laws of Tiziana Life Sciences Ltd, adopted as of October 20, 2021 (incorporated by reference to Exhibit 3.2 to Form 8-K12B filed on October 21, 2021).
2.1	Description of Securities (incorporated by reference to Exhibit 1.1 to Form 20-F filed on May 10, 2024).
4.2	License and Sublicence Agreement relating to CD3 (NI-0401) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2014. incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.3	License and Sublicence Agreement relating to IL-6r (NI-1201) between Novimmune SA and Tiziana Life Sciences PLC, dated December 2016. (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.4	Annual Lease for 14-15 Conduit Street, London W1S 2XJ United Kingdom (incorporated by reference to Exhibit 4.5 to Form 20-F filed on April 26, 2023).
4.5	Tiziana Life Sciences plc Employee Share Option Plan, with Non-Employee Sub-Plan and US Sub-Plan, adopted by the Board on 23 March 2016 and approved by shareholders on June 30, 2016. (Incorporated by reference to Exhibit 4.7 to Form 20-F filed on April 4, 2019).
4.6	Amended and Restated Service Agreement dated July 11, 2019, between the Registrant and Dr. Kunwar Shailubhai (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to Form F-1 filed on September 20, 2019)
4.7	Form of Deed of Indemnity for board members. (Incorporated by reference to Exhibit 10.10 to Amendment No. 1 to Form F-1 filed on August 23, 2018).
4.8	Tiziana Life Sciences Ltd 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to Form 8-K12B filed on October 21, 2021).
8.1*	List of Subsidiaries.
11.1	Insider Trading Policy (Previously filed with the SEC as exhibits to the Registrant’s Annual Report on Form 20-F filed on May 6, 2025)
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1*	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1*	Consent of PKF Littlejohn.
19.1	Insider Trading Policy (Previously filed with the SEC as exhibits to the Registrant’s Annual Report on Form 20-F filed on May 6, 2025)
97	Clawback policy (Incorporated by reference to Exhibit 97.1 to Form 20-F filed on May 10, 2024)
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed Herewith

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Tiziana Life Sciences Ltd

By:	/s/ Ivor Elrifi
Ivor Elrifi
Chief Executive Officer

Date: May 1, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

TIZIANA LIFE SCIENCES LTD

Consolidated Financial Statements and Notes to Financial Statements to be provided under separate cover.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Tiziana Life Sciences Ltd

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Balance Sheet  of Tiziana Life Sciences Ltd and its subsidiaries (the “Group”) as of December 31, 2025 and 2024 and the related Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Cash Flows and Consolidated Statements of Shareholders’ Equity  for each of the three years ended December 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024 and the consolidated results of its operations and its cash flows for each of the three years ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Group are pre-revenue, and its business model requires significant ongoing expenditure on research and development. Management’s plans regarding these matters are also described in note 2. The forecast prepared by management indicates that the current cash held will be utilised during H2 2026 without additional financing facilities in place. Management is currently pursuing a number of alternatives in order to raise sufficient funds, including arranging short-term and long-term funding. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex auditor judgement.

We determined that there are no critical audit matters.

We have served as the Group’s auditor since 2022.

/s/ PKF Littlejohn LLP

PKF Littlejohn LLP

London, England

May 1, 2026

PCAOB ID Number 2814

TIZIANA LIFE SCIENCES LTD

Consolidated Balance Sheets

(In thousands)

		Year ended December 31,
	Notes	2025	2024)
		$	$
ASSETS
Current assets:
Cash and cash equivalents		4,010	3,724
Prepayments and other receivables	11	459	145
Taxation receivable	11	99	32
Related party receivables	21	3,984	3,607
Total current assets		8,552	7,508
Non – Current Assets:
Property and equipment, net		26	16
Right of use asset	22	473	171
Investment in related party	19	2,444	3,589
Total non-current assets		2,943	3,776

Total assets		11,495	11,284

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Current liabilities:
Accounts payable and accrued expenses	17	10,460	7,230
Deferred Income	18	530	-
Lease Liability	22	222	106
Other liabilities		(3)	12
Total current liabilities		11,209	7,348

Lease Liability (Non-Current)	22	234	-
Total liabilities		11,443	7,348

Shareholders’ Equity:
Called up share capital (120,507,401 shares are issued and outstanding; 2024:111,462,617)		121	111
Share premium	12	34,663	23,105
Share based payment reserve – Options		8,549	7,626
Share based payment reserve – warrants		69	25
Merger relief reserve	12	118,697	118,697
RSU reserve		2,858	910
Translation reserve		(1,796)	(1,707)
Retained earnings		(163,109)	(144,831)
Total shareholders’ equity		52	3,936
Total liabilities and shareholders’ equity		11,495	11,284

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES LTD

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except loss per share)

		Year ended December 31,
	Notes	2025	2024	2023
		$	$	$
Operating Expenses
Research and Development		(10,279)	(5,229)	(8,113)
Operating expenses		(10,853)	(10,565)	(9,871)
Total operating expenses		(21,132)	(15,794)	(17,984)

Loss from operations		(21,132)	(15,794)	(17,984)

Finance and Other income/(expense):
Finance income	8	1	814	1,144
FV Gain/(Loss) on Investment	8	2,333	(1,766)	(402)
Gain/on sale of Investment	8	367	-	-
Total other income/(expense)		2,701	(952)	742

Loss from operations before income taxes		(18,431)	(16,746)	(17,242)

Income tax credit/(expense)		-	4,883	(449)

Loss for the year		(18,431)	(11,863)	(17,691)

Other Comprehensive loss:
Gain/(Loss) on currency translation		(88)	(72)	1,492

Comprehensive loss		(18,519)	(11,935)	(16,199)

Basic and diluted loss per share attributable to common shareholders		$(0.16)	$(0.11)	$(0.17)

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES LTD

Consolidated Statements of Shareholders’ Equity

(In thousands)

	Share Capital	Share Premium	Share Based Payment Reserve (Options)	Share Based Payment Reserve (warrants)	Merger Reserve	Treasury Shares	RSU Reserve	Retained Earnings	Shares to be issued Reserve	Translation Reserve	Total Equity
	$	$	$	$	$	$	$	$	$	$	$
Balance at 1 January 2023	102	15,596	5,190	697	118,697	(1,320)	-	(116,263)	-	(3,128)	19,571
Issuance of Stock	1	323	-	-	-	-	-	-	-	-	324
Share based payment charge (options)	-	-	1,773	-	-	-	-	-	-	-	1,773
Options forfeited/cancelled in the year	-	-	(39)	-	-	-	-	-	-	-	(39)
Reclass of FV for options forfeited/Cancelled	-	-	(19)	-	-	-	-	19	-	-	-
Warrants Exercised in the year	-	573	-	(438)	-	-	-	-	-	-	135
Warrants Forfeited in the year	-	-	-	(259)	-	-	-	259	-	-	-
Buyback of Treasury Shares	-	-	-	-	-	(254)		-	-	-	(254)
Shares to be issued in lieu of directors fees, cash bonus and Expenses	-	-	-	-	-	-	-	-	225	-	225
Total transactions with owners	1	896	1,715	(697)	-	(254)	-	278	225	-	2,164
Loss for Period	-	-	-	-	-	-	-	(17,691)	-	-	(17,691)
Translation	-	-	-	-	-	-	-	-	-	1,492	1,492
Total comprehensive loss	-	-	-	-	-	-	-	(17,691)	-	1,492	(16,199)
Balance at 31 December 2023	103	16,492	6,905	-	118,697	(1,574)	-	(133,676)	225	(1,636)	5,536
Share based payment charge (options)	-	--	1,656	-	-	-	-	-	-	-	1,656
Options forfeited/cancelled in the year	-	-	(875)	-	-	-	-	708	-	-	(167)
Options exercised in the year	-	75	(60)	-	-	-	-	-	-	-	15
Warrants charge	-	(25)	-	25	-	-	-	-	-	-	-
Buyback and cancellation of Treasury Shares	(2)	(1,623)	-	-	-	1,574	-	-	-	-	(51)
Shares issued in lieu of directors fees, bonus and Expenses	3	1,835	-	-	-	-	-	-	(225)	-	1,613
Shares issued in lieu of Consultancy Fees	2	1,785	-	-	-	-	-	-	-	-	1,787
Net Shares issued for ATM	-	124	-	-		-	-	-	-	-	124
Net Shares issued for fundraising	5	4,442	-	-	-	-	-	-	-	-	4,447
Restricted Shares	-	-	-	-	-	-	910	-	-	-	910
Total transactions with owners	8	6,613	721	25	-	1,574	910	708	(225)	-	10,334
Loss for Period (Restated)	-	-	-	-	-	-	-	(12,669)	-	-	(12,669)
Translation	-	-	-	-	-	-	-		-	(72)	(72)
Total comprehensive loss	-	-	-	-	-	-	-	(12,669)	-	(72)	(12,741)
Balance at 31 December 2024 (Restated)	111	23,105	7,626	25	118,697	-	910	(144,831)	-	(1,708)	3,936
Share based payment charge (options)	-	-	1,250	-	-	-	-	-	-	-	1,250
Options forfeited/cancelled in the year	-	-	(262)	-	-	-	-	153	-	-	(109)
Options exercised in the year	-	160	(65)	-	-	-	-	-	-	-	95
Warrants Exercised	-	65	-	(17)	-	-	-	-	-	-	48
Warrants charge	-	(61)	-	61							-
Shares issued in lieu of directors fees, bonus and Expenses	1	1,343	-	-	-	-	-	-	-	-	1,344
Net Shares issued for ATM	8	10,051	-	-	-	-	-	-	-	-	10,059
Restricted Shares	-	-	-	-	-	-	1,948	-	-	-	1,948
Total transactions with owners	9	11,558	923	44	-	-	1,948	153	-	-	14,635
Loss for Period					-	-	-	(18,431)	-	-	(18,431)
Translation	-	-	-		-	-	-	-	-	(88)	(88)
Total comprehensive loss	-	-	-	-	-	-	-	(18,431)	-	(88)	(18,519)
Balance at 31 December 2025	121	34,663	8,549	69	118,697	-	2,858	(163,109)	-	(1,796)	52

The accompanying notes are an integral part of these consolidated financial statements.

TIZIANA LIFE SCIENCES LTD

Consolidated Statements of Cash Flows

(In thousands)

	Year ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss from operations before income taxes	$(18,431)	$(16,746)	$(17,242)
Shares issued in lieu of directors fees, bonus and expenses	1,344	1,613	525
Shares issued in lieu of consultancy fees	-	1,788	-
Share based payment – restricted stock	1,948	910	-
Share based payment – options	1,250	1,656	1,773
Options forfeited during the year	(109)	(227)	(39)
Fair value (Gain)/loss on investment, net	(1,752)	1,760	402
Write back of bad debt	(166)	-	-
(Gain)/loss on disposal of assets	-	1	-
Depreciation	12	12	7
(Gain)/ loss on foreign exchange	(152)	158	1,519
Depreciation of right-of-use asset	222	112	89
Cash (outflow)/inflow from taxation	(75)	8,784	-
Interest on related party loan conversion	-	(795)	(1,150)
Net (increase) in related party receivables	(378)	(1,469)	(1,524)
Net (decrease)/increase in related party payables	-	-	-
Net (increase)/decrease in operating assets/other receivables	(314)	78	80
Net increase/(decrease) in operating liabilities /other liabilities	3,224	839	(138)
Net increase/(decrease) in deferred revenue	530	-	-
Net cash used in operating activities	(12,847)	(1,526)	(15,698)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of Fixed Assets	(21)	(19)	-
Investment in Related Party	-	-	(1,000)
Sale of Okyo Shares	3,064	-	-
Purchase of Treasury Shares	-	(52)	(253)
Net cash used in Investing activities	3,043	(71)	(1,253)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares – ATM, net	10,059	124	24
Proceeds from issuance of ordinary shares – Fundraise, net	-	4,447	-
Proceeds from the issuance of warrants	48	-	135
Repayment of leasing liabilities	(196)	(141)	(119)
Proceeds of Exercise of options	95	75	-
Net cash (used in)/provided by financing activities	10,006	4,505	40

Net increase/(decrease) in cash and cash equivalents	202	2,908	(16,911)

Cash and cash equivalent, beginning of year	3,724	1,183	18,122
Exchange difference on cash and cash equivalents	84	(367)	(28)
Cash and cash equivalent, end of year	4,010	3,724	1,183

TIZIANA LIFE SCIENCES LTD

Notes to Consolidated Financial Statements

1. GENERAL INFORMATION

Tiziana Life Sciences Ltd, (the “Company”) is a public limited company incorporated in Bermuda and at the year-end is quoted on the NASDAQ Capital Market (NASDAQ: TLSA). The previous parent, Tiziana Life Sciences PLC, delisted from the main market of the London Stock Exchange (LSE: TILS) on October 21, 2021. The address of its registered office is given on page 1. The principal activities of the Company and its subsidiaries (the Group) are to design and deliver next generation immunotherapies for neurodegenerative and neuroinflammatory diseases. Our lead immunotherapeutic candidate, Foralumab (TZLS-401), is being developed for Non-Active Secondary Progressive Multiple Sclerosis, Alzheimer’s and other CNS indications. Foralumab is the only fully human anti-CD3 monoclonal antibody under clinical development and is expected to minimize adverse immune responses in patients. Tiziana has submitted a patent application on potential use of Foralumab, to improve success of chimeric antigen receptor T cells (CAR-T) therapy for cancer and other human diseases.

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

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past years, and as of December 31, 2025, had an accumulated loss of $163m and a net loss for the year ended December 31, 2025 of $18.4m.

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

The top line data for a number of the phase 2 clinical trials is expected in 2026, and the Directors are taking steps to put engagements and plans into place to ensure that sufficient funds will be forthcoming. These steps include possible deferred payments of existing liabilities, working capital cost reductions and raising additional equity. Until and unless the Group and Company secures sufficient investment to fund their clinical pipeline, there is a material uncertainty that may cast significant doubt on the Group and Company’s ability to continue as a going concern, and therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Despite this material uncertainty, the Directors conclude that it is appropriate to continue to adopt the going concern basis of accounting as the Directors are confident, based on the previous fund-raising history as well as additional measures being planned, that sufficient funds will be forthcoming and accordingly they have prepared these financial statements on a going concern basis.

New and Revised Standards

Standards in effect in 2025

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2025, that are relevant to the Group and that have had any impact in the year to December 31, 2025. New standards, amendments to standards and interpretations that are not yet effective, have been deemed by the Group as currently not relevant and are not listed here.

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

Deferred Income

The treatment of deferred income involves recognizing it as a liability until performance obligations are met. This approach aligns with IFRS 15, which emphasizes the importance of recognizing income over time rather than upfront. Deferred income arises when a company receives payment before fulfilling its performance obligations. As the Company fulfills its obligations it gradually recognizes the deferred income as income in its income statement.

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

4. OPERATING LOSS

The Group’s operating losses are stated after charging/(crediting) the following:

	Year Ended December 31,
	2025 $’000	2024 $’000	2023 $’000
License fee	-	-	563
Depreciation of Property, plant and equipment	12	12	7
Depreciation (Right-of-use asset)	222	112	89
Foreign exchange (gains)/losses	(152)	158	1,519

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

6. EMPLOYEES

	Year ended December 31,
	2025 $’000	2024 $’000	2023 $’000
Staff costs comprised:
Directors’ salaries (including bonus)	2,313	1,969	929
Employees’ wages, salaries and bonus	1,378	1,120	1,777
Social security costs	201	140	136
Recruitment fees	82	20	24
Share based payment (credit) / charge	3,089	2,338	1,730
	7,063	5,587	4,596
The average monthly number of employees, including directors, employed by the group during the year was:
Research and development	3	2	3
Corporate and administration	7	6	6
	10	8	9

7. REMUNERATION OF KEY MANAGEMENT PERSONNEL

$’000	Year ended December 31,
	2025		2024		2023
	Fees and short term employee benefits	Post employment benefits	Fees and short term employee benefits	Post employment benefits	Fees and short term employee benefits	Post employment benefits

Total Key Management Personnel	2,654	60	2,534	30	1,065	10

Key management personnel of the Group are comprised of directors and officers of the Company.

All bonuses are short term. There was $50k in post-employment severance payments made during 2025.

The following share options and restricted stock awards were granted to directors in the following periods:

	Year ended December 31,
	2025	2024	2023
	Number of options	Number of options	Number of options

Directors	240,000	5,600,000	150,000
Other key management personnel	50,000	750,000	187,500
	290,000	6,350,000	337,500

No share options were exercised by directors or officers during the years ended December 31, 2025, 2024 and 2023.

The Company made payments totaling approximately $36k, $21k, and $25k (restated) to defined contribution pension schemes on behalf of directors and employees during 2025, 2024, and 2023, respectively.

8. FINANCE/OTHER INCOME REVENUE AND COSTS

	Year ended December 31,
	2025 $’000	2024 $’000	2023 $’000
Group
Finance Income
Gain on Sale of Investment	947	-	-
FV Gain on Investment	1,753	-	-
Loan Interest Received	19	814	1,154
Total finance income	2,719	814	1,154

Finance Expense
Interest expense on lease liabilities	18	6	10
Fair Value loss on Investment	-	1,760	402
Total finance Expense	18	1,766	412
Net finance income/ (expense) recognized in Consolidated statements of operations and comprehensive loss	2,701	(952)	742

9. TAXATION

	Year Ended December 31,
	2025 $’000	2024 $’000	2023 $’000
Group
Current year tax (credit)	-	(4,883)	-
Adjustments due to prior periods	-	-	449
Total tax (credit) for the period	-	(4,883)	449

The tax charge for the year is different from the standard rate of corporation tax in the United Kingdom of 25%. The difference can be reconciled as follows:
Loss before taxation	(18,431)	(16,746)	(17,242)
Loss charged at standard rate of corporation tax 25% 2024, 23.52% 2023, 19% 2022	(4,608)	(4,187)	(4,055)
Movement in unrecognized deferred tax	4,089	2,942	3,194
Expenses not deductible for taxation	2,890	3,142	3,961
Adjustments due to prior periods	-	-	449
Research and development claim	-	(4,883)	-
Income not taxable for tax purposes	(2,574)	(1,894)	(3,113)
Fixed asset differences	-	-	-
Capital Gains/(losses)	203	-	-
Current Tax – Other	-	-	13
Foreign Tax – Other	-	(3)	-
	-	(4,883)	449

The Research and Development claim will be calculated in accordance with the R&D tax relief available to small and medium sized entities, whereby the entity is able to claim a cash tax credit (if loss making), worth up to 14.5% of the surrenderable losses.

The adjustments due to prior periods relate to R&D tax relief claims for the prior period. Under UK tax legislation, a 2-year window is available under which R&D tax relief can be claimed.

No deferred tax asset has been recognized in respect of trading losses carried forward because of uncertainty as to when these losses will be recoverable.

The amount of tax losses for which no deferred tax assets have been recognized for the year ended December 31, 2025 is $ 22,016k. (2024 is $16,844k; 2023; $18,137k).

10. LOSS PER SHARE

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2025	2024	2023

(Loss) attributable to equity holders of the Company ($000)	(18,431)	(11,863)	(17,691)
Weighted average number of ordinary shares in issue	118,282,753	106,672,342	102,471,016
Basic loss per share (cents per share)	(15.6)	(11. 1)	(17.3)

As the Group is reporting a loss from continuing operations for the year then, in accordance with IAS 33, share options and warrants are not considered dilutive because the exercise of the share options and warrants would have an anti-dilutive effect. The basic and diluted earnings per share as presented on the face of the income statement are therefore identical. All earnings per share figures presented above arise from continuing and total operations and therefore no earnings per share for discontinued operations are presented. The weighted average number of ordinary shares in issuance is stated net excluding Treasury shares.

11. OTHER RECEIVABLES

	Year ended December 31, 2025
$000	2025	2024
Security deposits receivable	174	53
Prepayments	285	92
Taxation receivable	99	32
	558	177

There are no differences between the carrying amount and fair value of any of the trade and other receivables above.

12. SHARE CAPITAL AND SHARE PREMIUM

Group

	Nominal Value	Share Capital		Share Premium	Merger Reserve
	£/$	Shares	$000	$000	$000
At 1 January 2023	$0.001	102,272,614	102	15,596	118,697
Shares issued in lieu of fees/compensation	$0.001	450,000	1	300	-
Warrants Exercised	$0.001	337,501	-	573	-
Issuance of Stock - ATM	$0.001	27,629	-	23	-
At 31 December 2023		103,087,744	103	16,492	118,697
Shares issued in lieu of fees/compensation	$0.001	4,896,508	5	3,620	-
Options Exercised	$0.001	122,849	-	75	-
Issuance of Stock – ATM, net	$0.001	108,659	-	124	-
Issuance of Stock - fundraising	$0.001	5,263,158	5	4,442	-
Issuance of Warrants - fundraising	$0.001	-	-	(25)
Cancellation of Treasury Shares	$0.001	(2,016,301)	(2)	(1,623)	-
At 31 December 2024		111,462,617	111	23,105	118,697
Shares issued in lieu of fees/compensation	$0.001	1,200,000	1	1,343	-
Options Exercised	$0.001	137,500	1	160	-
Warrants Exercised	$0.001	31,578	-	65	-
Issuance of Stock – ATM, net	$0.001	7,675,706	8	10,051	-
Issuance of Warrants - fundraising	$0.001	-	-	(61)
At 31 December 2025		120,507,401	121	34,663	118,697

Ordinary Shares

Ordinary shares have a par value of $0.001. They entitle the holder to participate in dividends, and to share in the proceeds of winding up the Company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy is entitled to one vote, and upon a poll each share is entitled to one vote. The Company has 120,507,401 shares in issue and no shares in treasury (2024: 111,462,617 shares).

13. SHARE BASED PAYMENTS

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

Tiziana Life Sciences PLC Share Option Plan

	2025		2024		2023
			Weighted
	Weighted Average exercise price (cents)	Options (’000)	Average exercise price (Restated) (cents)	Options (Restated) (’000)	Weighted Average exercise price (cents)	Options (’000)

Outstanding at 1 January	69	4,516	62	6,621	59	6,724
Granted	-	-	-	-	-	-
Forfeited/Cancelled	-	-	(77)	(2,105)	(44)	(103)
Exercised	-	-	-	-	-	-

Outstanding at 31 December	74	4,516	69	4,516	62	6,621

Exercisable at 31 December	29	882	27	885	60	2,829

No options were exercised during 2025, 2024 or 2023.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $1,418k (2024: $1,893k), 2023: $2,602k).

Under the Tiziana Life Sciences PLC Share Option Plan, the total expense recognized for the year ending 31 December 2025 arising from share – based payment transactions under the Tiziana Life Sciences PLC Share Option Plan is $597k of which $0k relates to forfeitures during the year (2024 $681k, 2023: $703k).

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options at 31 December 2024 and 2025 (’000)
30 April 2018	30 April 2028	$1.10	500
6 May 2020	5 May 2028	$0.47	3,416
23 July 2020	26 July 2030	$2.11	100
25 August 2020	24 August 2030	$1.98	500
Total			4,516

Tiziana Life Sciences Ltd Share Option Plan

	2025		2024
	Weighted		Weighted
	Average exercise price (cents)	Options (’000)	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	69	5,302	73	4,268
Granted	134	620	72	2,260
Forfeited/Cancelled	(67)	(585)	(68)	(1,103)
Exercised	(67)	(125)	(61)	(123)

Outstanding at 31 December	77	5,212	69	5,302

Exercisable at 31 December	67	2,580	68	2,315

	2023
	Weighted
	Average exercise price (cents)	Options (’000)

Outstanding at 1 January	69	2,575
Granted	61	1,753
Forfeited/Cancelled	(57)	(60)
Exercised	-	-

Outstanding at 31 December	73	4,268

Exercisable at 31 December	-	-

There were 125k options exercised in 2025 and 123k options exercised in 2024.

The total outstanding fair value charge of the share option instruments is deemed to be approximately $792k. (2024: $653k, 2023: $974k).

Under the Tiziana Life Sciences Ltd 2021 Equity Incentive Plan, the total expenses recognized for the year ending 31 December 2025 arising from share - based payment transactions are $653k, not including a charge of $262k for forfeitures during the year. (2024: $962k, 2023: $1,019k).

	05 Sep 2025	28 March 2025

Grant date share price	$1.58	$1.12
Exercise share price	$1.58	$1.12
Risk free rate	3.52%	3.91%
Expected volatility	95.26%	94.53%
Option life	10 years	10 years
Weighted average share price	$1.58	$1.12
Weighted average fair value per share option	$1.58	$1.12

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Share Options as at 31 December 2024 (’000)
04 November 2022	04 November 2032	$0.67	1,850
14 March 2023	14 March 2033	$0.57	492
13 March 2024	13 March 2034	$0.50	550
03 May 2024	03 May 2034	$0.71	1,000
14 August 2024	14 August 2034	$1.09	200
03 October 2024	03 October 2034	$0.82	500
28 March 2025	28 March 2035	$1.12	330
05 September 2025	05 September 2035	$1.58	290
Total			5,212

Restricted Stock Unit

	2025		2024
	Grant		Grant
	Date price (cents)	Restricted Stock (’000)	Date price (cents)	Restricted Stock (’000)

Outstanding at 1 January	1.09	4,200	-	-
Granted	-	-	1.09	4,200
Outstanding at 31 December	1.09	4,200	1.09	4,200

Exercisable at 31 December	1.09	1,050	-	-

Restricted Stock Units outstanding at the end of the year have the following expiry dates and exercise prices:

Grant Date	Expiry Date	Exercise Price	Restricted Stock at 31 December 2025 (’000)
08 August 2024	08 April 2034	$1.09	4,200
Total			4,200

There were no restricted stocks exercised in 2025.

The total outstanding fair value charge of the restricted stock instruments is deemed to be approximately $1,720k.- (2024: $3,668k).

The total expenses recognized for the year ending 31 December 2025 arising from share - based payment transactions are $1,948k.- (2024: $910k).

Warrants

For warrants issued during the year to December 31, 2025, the Directors have estimated the fair value of the warrants using the Black-Scholes valuation model and assumptions below. No warrants were issued in 2023 or 2022.

12 November 2024

Grant date share price	$0.94
Exercise share price	$1.50
Risk free rate	0.42%
Expected volatility	110.8%

	2025 $000	2024 $000	2023 $000

Outstanding at 1 January	25	-	697
FV Charge	61	25	-
Exercised	(17)	-	(438)
Expired	-	-	(259)

Outstanding at 31 December	69	25	-

Approximately $61k of share-based payment charges are included in the consolidated balance sheet, for the year ended December 31, 2025. (2024: $25k, 2023: $0k).

14. RESERVES

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

15. FINANCIAL INSTRUMENTS

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

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	2025
$000	Less than 3 months	3 to 12 months	Total
Trade payables	4,417	2,756	7,173
Lease liabilities	222	234	456
Related party payables	-	-	-
Total	4,639	2,990	7,629

	2024
$000	Less than 3 months	3 to 12 months	Total
Trade payables	1,576	4,004	5,580
Lease liabilities	34	72	106
Related party payables	-	-	-
Total	1,610	4,076	5,686

Interest rate risk

The Group has limited exposure to interest-rate risk arising from its bank deposits. These deposit accounts are held at variable interest rates based on Bank of America base rate.

The Directors do not consider the impact of possible interest rate changes based on current market conditions to be material to the net result for the year or the equity position as of year-end for either the year ended 31 December 2025 or 31 December 2024.

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

Sensitivity analysis

A reasonably possible strengthening (weakening) of the US dollar or Sterling against all other currencies at 31 December 2025 would have affected the measurement of the financial instruments denominated in a foreign currency and affected equity and profit and loss by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss and equity
December 31, 2025	Strengthening	Weakening
USD (7% movement)	691	(691)

16. CAPITAL RISK MANAGEMENT

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

17. TRADE AND OTHER PAYABLES

	Year ended December 31,
Group	2025	2024
	$000	$000
Trade payables	7,173	5,580
Accruals	3,287	1,650
	10,460	7,230

18. DEFERRED INCOME

	Year ended December 31,
Group	2025	2024
	$000	$000
Deferred Income	530	-

Deferred income is recognized as earned income over the duration of the project for which the grant was received. It is recorded as a liability on the balance sheet until the project commences. The timing of the revenue recognition is based on the completion of the project not the timing of the cash payments.

19. INVESTMENT IN RELATED PARTY

	Year ended December 31,
Group	2025	2024
	$000	$000
Investment in Accustem Sciences Inc	599	837
Movement in fair value	662	(288)
Additional shares issued	166	-
	1,427	599

The group received an additional 416k shares at $0.4 per share in December 2025. These FV gains have been measured using Level 1 per IFRS 13 fair value hierarchy. Accustem Sciences Inc is listed on the OTC markets and is run by a separate management team which is independent of the Tiziana management team. Tiziana is therefore not able to assert significant influence over Accustem Sciences Inc.

Group	2025	2024
	$000	$000
Investment in Okyo Pharma Ltd	2,990	3,717
Additional shares issued	-	795
Additional shares sold	(3,064)	-
Movement in fair value	1,091	(1,522)
	1,017	2,990

The Group converted the loan into 2.1m shares of Okyo Pharma Ltd. on October 23, 2023. The group received an additional 500k shares in lieu of interest on July 14, 2024, which is a total 8.86% ownership. The group sold 1,659k shares on 23 May 2025 and 450k shares on 24 July 2025, which is a total of 1.24% ownership. The share price of Okyo Pharma Ltd as of December 31, 2025, was $2.07, which has resulted in the recognition of a fair value gain of $1,091k. This has been measured using the Level 1 per IFRS 13 fair value hierarchy. Okyo Pharma Ltd is listed on the NASDAQ stock exchange and is run by a separate management team which is independent of the Tiziana management team. Tiziana is therefore not able to assert significant influence over Okyo Pharma Ltd.

20. TREASURY SHARES

The company didn’t acquire any of its own shares in 2025. The company acquired 51,504 and 281,253 of its own shares through purchases on the NASDAQ stock exchange during the years ended December 31, 2024, and December 31, 2023, respectively. The amount paid to acquire the shares totaled $51k and $254k, respectively, and the shares were held as “treasury shares”. All shares issued by the Company are fully paid. The treasury shares were cancelled in December 2024.

21. RELATED PARTY TRANSACTIONS

The ultimate controlling party of the Group is Planwise Group Ltd.

Actavia Life Sciences Inc. (Formerly Rasna Therapeutics Inc.) is a related party as the entity is controlled by a person that has significant influence over the Group. Actavia is also party to a Shared Services agreement with Tiziana whereby Actavia is charged for shared services such as the payroll and rent. During 2022, Tiziana extended a loan to Actavia for $75,000 at an interest rate of 16% per annum. There were no additional loans to Actavia in 2023 or 2024. As of December 31, 2025, $567k (2024: $531k, 2023: $416k) was owed to Tiziana Life Sciences Ltd in respect of the loan and shared services agreement. The total charge under the shared services agreement in the year ending 31 December 2025 was $0k (2024: $1k, 2023: $6k). Tiziana has determined that the probability of recoverability is low, therefore the amount owed has been fully impaired in the year ending 31 December 2025.

In addition to the above, on April 16, 2020, Tiziana also acquired all of the intellectual property relating to a nanoparticle-based formulation of Actinomycin D (Act D; a.k.a. Dactinomycin), from Rasna to expand its pipeline for a consideration of an initial $120k upfront payment and milestone payments of up to an additional aggregate $630k. There were no milestone payments due in the year ending 31 December 2025 (2024: $0k, 2023:$0k).

OKYO Pharma Ltd is a related party as the entity is controlled by a person that has significant influence over the Group. OKYO is also party to a Shared Services agreement with Tiziana whereby OKYO is charged for shared services such as the payroll and rent. As of December 31, 2025 $348k (2024: $744k, 2023: $398k) was owed to Tiziana Life Sciences Ltd in respect of this agreement. The total charged under the shared services agreement in the year ending 31 December 2025 was $140k (2024: $406k, 2023: $199k).

In August 2022, the Group issued a short-term credit facility to OKYO Pharma Ltd, a related party, for $2,000k to support short term liquidity. The loan was available for a period of 6 months upon first draw-down and carries an interest rate of 16% per annum, with additional default interest of 4% if the loan is not repaid after the 6-month period. In October 2023 the loan was converted to an investment in OKYO with 20% interest. The principal of $2,000k plus accrued interest of $1,150k were converted into 2,100,000 Ordinary Shares, with no par value, of OKYO Pharma Ltd. On July 15, 2024, accrued interest of $402k was converted into 500,000 Ordinary Shares with no par value, of Okyo Pharma Ltd. On May 23, 2025, 1,658,560 Ordinary Shares of Okyo Pharma Ltd. were sold at $1.75 per share. On July 24, 2025, 450,000 Ordinary Shares of Okyo Pharma Ltd. were sold at $2.50 per share.

Accustem Sciences Inc is a related party as the entity is controlled by a person that has significant influence over the Group. Accustem is also party to a Shared Services agreement with Tiziana whereby the Company is charged for shared services such as payroll and rent. As of December 31 2025, $3,636k (2024:$1,037k, 2023:$1,324k) was owed to Tiziana Life Sciences Ltd. The total charged under the shared services agreement in the year ending 31 December 2025 was $15k (2024: $13k, 2023:$18k).

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

During the course of 2025, the Group entered into a new lease agreement for its Boston office. Any leases that have a term shorter than 12 months the Group has applied the exemption allowed by paragraph 5a in IFRS16 in respect of short – term leases.

Right-of-use assets	31 Dec 2025	31 Dec 2024
	$000	$000
At 1 January	171	283
Boston Office Lease	475	-
Rent Free Period Adjustment	25	-
Depreciation	(195)	(111)
Exchange differences	(3)	(1)
	473	171

Lease Liabilities	31 Dec 2025	31 Dec 2024
	$000	$000
At 1 January	106	247
Boston Office Lease	461	-
Rent Free Period Adjustment	35	-
Interest expense	20	6
Prepaid Lease Payment	15	-
Lease payments	(190)	(144)
Exchange differences	9	(3)
	456	106

Lease liabilities are presented in the consolidated statement of financial; position as follows:

	31 Dec 2025	31 Dec 2024
	$000	$000
Current	222	106
Non-current	234	-
	456	106

The lease liabilities are secured by the related underlying assets. Future minimum lease payments as of 31 December 2025 were as follows:

	Minimum lease payment due
	Within 1 year	1-2 years	2-5 years	Over 5 years	Total
Lease payments	242	175	78	-	495
Finance Charges	(20)	(17)	(2)	-	(39)
Net Present Values	222	158	76	-	456

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

●	Foralumab project – Future payments relate to the achievement of clinical milestones or the payment of royalties. Diligence obligations are payable to BMS/Medarex should the project continue to commercialisation. $750,000 has been recorded in respect of diligence obligations due to Medarex for 2024 and $750,000 for 2025.

We are obligated to pay BMS the following additional amounts in respect of the first licensed product or service which achieves the stated development milestones:

(a)	$1,500,000 upon initiation of the first Phase III clinical trial, this is currently being negotiated with BMS.

(b)	$2,000,000 upon filing of the first BLA, or equivalent

(c)	$2,000,000 upon approval of the first BLA, or equivalent

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

25. SUBSEQUENT EVENTS

January 2026 best efforts registered direct offering

On January 15, 2026, the Company entered into securities purchase agreements with certain purchasers, including members of senior management and existing shareholders, in connection with a best efforts registered direct offering (the "January 2026 Offering") of 7,040,000 ordinary shares at a price of $1.25 per ordinary share. The January 2026 Offering was conducted without an underwriter or placement agent and closed on January 16, 2026. The gross proceeds to the Company from the January 2026 Offering were $8.8 million, and the net proceeds, after deducting estimated offering expenses of approximately $0.2 million payable by the Company, were approximately $8.6 million. Following the closing of the January 2026 Offering, the total number of ordinary shares outstanding was 127,259,131.

The purchasers in the January 2026 Offering included Ivor Elrifi, the Company's Chief Executive Officer, who purchased 2,400,000 ordinary shares, and Panetta Partners Ltd., an entity associated with Gabriele Cerrone, the Company's Executive Chairman, which purchased 1,600,000 ordinary shares. The Company intends to use the net proceeds from the January 2026 Offering to fund the completion of its Phase 2a clinical trial in non-active secondary progressive multiple sclerosis (na-SPMS) and its Phase 2a clinical trial in Multiple System Atrophy (MSA), including achieving topline data readouts in both trials, with the remainder applied to working capital and general corporate purposes.

For every ordinary share subscribed in the January 2026 Offering, the purchaser received one warrant entitling the holder to subscribe for one new ordinary share at a price of $1.50 per share at any time up to and including July 16, 2026, the date on which the warrants expire. If all such warrants were exercised in full, the Company would receive additional gross proceeds of up to approximately $10.56 million.